Form 10-K, Exhibit 13
period 1993-12-31
INTERNATIONAL PAPER CO /NEW/
filed 1994-03-31
CIK 51434

International Paper 1993 Annual Report
Financial Highlights

Dollar amounts and shares in millions,
except per share amounts                    1993        1992
- --------------------------------------    -------     -------
FINANCIAL SUMMARY
Net Sales                                 $13,685     $13,598
Operating Profit                              832         570 1
Earnings Before Income Taxes,
  Extraordinary Item and Cumulative
  Effect of Accounting Change                 500         206 2
Earnings Before Extraordinary Item and
  Cumulative Effect of Accounting
  Change                                      289 3       142 4
Net Earnings                                  289 3        86 5
Total Assets                               16,631      16,516
Common Shareholders' Equity                 6,225       6,189
Return on Equity                             4.7% 6      1.4% 6

PER SHARE OF COMMON STOCK
Earnings Before Extraordinary Item and
  Cumulative Effect of Accounting
  Change                                     2.34 3      1.17 4
Net Earnings                                 2.34 3       .71 5
Cash Dividends                               1.68        1.68
Common Shareholders' Equity                 50.25       50.46

SHAREHOLDER PROFILE
Shareholders of Record at December 31      31,750      33,722
Shares Outstanding at December 31           123.9       122.7
Average Shares Outstanding                  123.2       121.4

1 $906 million before restructuring and other charges.

2 $604 million before restructuring and other charges.

3 $314 million ($2.54 per share) before $25 million ($.20 per share) of additional income tax expense to revalue deferred tax balances to reflect the increase in the U.S. statutory federal income tax rate.

4 $405 million ($3.34 per share) before restructuring and other charges.

5 Includes an after-tax charge of $50 million ($.41 per share) for the cumulative effect of the adoption of SFAS No. 109.

6 Return on equity was 5.1% in 1993 before the additional income tax expense. Return on equity was 6.3% in 1992 before the accounting change, extraordinary item and restructuring and other charges.

Performance Profile

(BAR CHARTS-Appendix A Nos. 1, 2 and 3)

The Reason...

OUR STRENGTH
IN PRINTING PAPERS

(PHOTO-Appendix B No. 1)

Caption

Right: Atapco wanted bright colors for their new line of file folders. We worked with them to get the colors exactly right. Here Randy Austin and David Ruff of Printing Papers respond as Atapco's David Hutchison inspects the final product.

(PHOTO-Appendix B No. 2)

Caption

Far right: Our Corporate Research Center in Tuxedo, N.Y., uses state-of-the-art laser equipment to ensure that our printing papers are superior.

Printing Papers serves customers around the world with a wide variety of products. Our mill system gives us a strong competitive position as recent capital investments in both Europe and the United States, combined with cost reduction programs, have increased our efficiency. With the start-up of new recycling facilities, we are also a leader in the growing products market segment.

In Uncoated Papers, International Paper is the world's largest producer of uncoated freesheet, with U.S. production of more than two million tons representing 17 percent of U.S. supply. These products include reprographic papers, offset printing papers, and grades that customers convert for such uses as envelopes and forms. Market franchises include the renowned Springhill, Hammermill, Strathmore and Beckett brands. In Coated Papers, International Paper ranks second among U.S. coated groundwood producers. Our Bristols products are heavyweight papers used in a variety of end uses, including tags, posters, file folders and tickets. We also manufacture Pulp, including specialty pulps used to make rayon and acetate products, fluff pulp for diapers and paper pulps.

A GROWING INTERNATIONAL PRESENCE

International Paper is one of the few U.S. paper companies with a major international presence, giving us access to large markets where growth in paper use will continue to exceed that of the United States. Europe has been the focus of our global expansion, with European-based sales increasing from 12 percent of our total sales in 1989 to 19 percent in 1993. In Printing Papers, European sales were $1 billion in 1993, one fourth of the segment total. Aussedat Rey, our subsidiary in France, is Europe's second largest producer of reprographic papers. Zanders, in

Germany, sells internationally acclaimed coated freesheet papers to more than 100 countries worldwide. Zanders products are less price-sensitive to cyclical trends than other papers. Kwidzyn, our printing papers mill in Poland, is ideally located to serve the growing Eastern European markets as economic development and industrialization continue there. Kwidzyn products are also distributed in Western Europe through our Aussedat Rey distribution system. Cooperative efforts among our

WHY?

o Reprographics, our largest grade, is the fastest growing segment of the uncoated papers market.

o A leadership position in recycled papers, as increasing numbers of consumers express their preference for recycled products.

o A commitment to product quality and excellent customer service.

o The ability to provide customers with a diverse array of products.

o Good positioning for a rebound in Europe as improvements at our mills there have increased productivity and cost efficiency.

(PHOTO-Appendix B No. 3)

Caption

Right: The foundation is laid for a new office papers machine with recycling capability at our Riverdale mill near Selma, Ala.

WHY?

o Zanders, a producer of the world's finest coated papers.

o Strathmore and Beckett, strongly positioned as premier producers of fine specialty papers.

o Hammermill and Springhill, long-respected brands in the United
States.

o Adirondack, Saratoga and Miraweb II, high-quality recycled coated papers.

o Dissolving pulp, a high-value specialty product and a major part of our pulp business.

o Responsive product development and innovation through state-of-the-art technology and research.

(PHOTO-Appendix B No. 4)


Caption

Right: With multiple manufacturing locations and an excellent distribution system, Aussedat Rey is ready to serve the growing European markets.

European operations, as well as with our U.S. operations, continue to increase, leading to improved efficiencies.

A LEADER IN RECYCLING

An important strength of International Paper is the progress we have made in meeting our customers' growing desire for recycled products. We market nearly 100 different printing and writing grades that include varying amounts of recycled fiber ranging from 10 to 100 percent. In 1993, we introduced the Springhill Incentive 100 and Unity brands. These printing and reprographic papers, the nation's first manufactured entirely from newspapers, magazines and catalogs, are produced at our Lock Haven, Pa., mill using a de-inking process licensed exclusively by International Paper.

(PHOTO-Appendix B No. 5)

Caption

Above: Our Lock Haven, Pa., mill is the first to make high-quality office papers from newspapers, magazines and catalogs. The facility will use 100,000 tons of waste paper annually.

International Paper holds a leadership position in recycled coated grades with its Adirondack, Saratoga and Miraweb II publication grades. In April 1993, we strengthened this position with the start-up of a proprietary de-inking process at our Hudson River mill in Corinth, N.Y. At our Androscoggin mill in Jay, Maine, de-inked pulp from our Lock Haven, Pa., mill will be used in coated publication papers.

A major expansion to produce recycled papers is under way at our Riverdale mill near Selma, Ala. It includes a 360,000-ton-per-year paper machine and a 140,000-ton-per-year de-inking plant. The project will significantly expand our ability to meet the growing demand for recycled office papers as well as our capacity to produce reprographic papers, the fastest growing segment of the uncoated freesheet market. Start-up is expected by mid-1995.

A STRONG COMPETITIVE POSITION

International Paper's large, flexible mill system has the machine mix and mill scale to support a wide breadth of products. Our goal is to meet the needs of our customers 100 percent of the time while continually making our system more efficient. Selective capital investments have enabled us to lower costs and improve productivity throughout our system.

Significant expenditures have been made in recent years in Europe as we modernized or upgraded our mills at Aussedat Rey, Zanders and Kwidzyn, improving efficiency while increasing quality and customer service. Aussedat Rey has made great strides in trimming costs with the start-up in early 1993 of a world-class pulp mill at Saillat, France, that will significantly reduce system-wide manufacturing costs. At Zanders, the 1992 start-up of a new paper machine has maximized the production of high-quality base papers for three key product lines. Kwidzyn is a modern mill with competitive costs. Since acquiring it in 1992, we have made significant improvements in product quality while reducing manufacturing costs through improved technology. The first of Kwidzyn's four machines was rebuilt in 1993 under a $175 million improvement program. The program will continue with the rebuilding of two other machines in the first half of 1994.

Domestically, we have focused on investing in low-cost capacity and making our existing capacity more productive. Our new de-inking facility at Lock Haven has improved the cost position of the mill through the use of a low-cost fiber resource. Previously, the mill was nonintegrated. At Riverdale, the new machine will be highly efficient and, along with other actions, will reduce our overall uncoated papers cost position by $50 per ton. Throughout our mill system, we have the flexibility to move product lines to the most efficient paper machines, giving us the ability to further reduce our cost base and support more than one business.

Financial Review

PRINTING PAPERS

(BAR CHARTS-Appendix A No. 4)


Sales of Uncoated Papers, representing 51 percent of segment sales, increased slightly in 1993 following a decline of 2 percent in 1992. Although a loss was incurred, 1993 U.S. operating results showed improvement over 1992 mainly due to price recovery. European results, however, declined. Overall, 1993 results improved after a sharp reduction in 1992.

U.S. prices moved up steadily until late in 1993 when they weakened. However, prices at year-end were about $50 per ton higher than at the end of 1992. In Europe, sharply lower volumes and prices caused sales to decline by 13 percent. Operating margins were further reduced when currencies of our export customers were devalued against the French franc and German mark. Additionally, the devaluation of Scandinavian currencies provided cost advantages to these producers, causing price erosion in almost every market.

For 1994, we estimate that the increase in U.S. industry shipments of uncoated papers will slightly exceed GDP growth, and operating rates will sustain price increases. These factors, combined with cost reduction efforts and the expansion of our line of recycled products, should improve profitability. We expect 1994 operating results in Europe to improve as local economies recover. Aussedat Rey implemented a price increase in early 1994. Operating efficiency should also improve as demand and sales volumes recover.

Sales of Coated Papers represented 26 percent of segment sales in 1993 compared with 30 percent in 1992 and 1991. Sales declined 12 percent in 1993 (although U.S. sales increased, European sales fell by 21 percent) after a slight decline in 1992.

Continued low levels of magazine advertising and a surge of imports from Europe limited our ability to raise prices in the United States. After a midyear increase, prices retreated to levels slightly above those at the beginning of the year. For the year, U.S. operating results improved somewhat but were offset in Europe, where both volumes and prices declined. Prices for Zanders premium coated products, however, were relatively stable.

For 1994, we expect recovery in U.S. magazine advertising and growth in catalogs and direct mail to increase demand for coated products. Price recovery, however, will depend on the level of imports. In Europe, we expect operating results to improve as volumes recover and aggressive cost reduction efforts continue.

Bristols contributed about 8 percent to segment sales. Operating profits declined 25 percent in 1993 versus a 37 percent decline in 1992. A 12 percent increase in volume was more than offset by lower average prices. We expect profitability to improve in 1994 as our new product efforts and marketing programs continue.

Pulp accounted for 15 percent of segment sales in 1993, up from 14 percent in 1992 and 1991.

Weak export markets, high industry inventories and a stronger U.S. dollar led to weaker paper pulp prices. Additionally, the growing use of thinner disposable diapers and increased industry capacity depressed fluff pulp prices. These conditions resulted in an operating loss in 1993. Operating profit declined 5 percent in 1992.

We increased prices on paper pulps in early 1994 as wood shortages in Scandinavia and increased paper output tightened supplies. However, we expect pulp earnings to remain under pressure throughout the year. Longer term improvement will depend on a stronger worldwide economy.

RESULTS

(PIE CHART-Appendix A No. 5)

(PHOTO-Appendix B No. 6)


Caption

Net sales for Printing Papers were $3.9 billion in 1993, down from $4.0 billion in 1992 and $4.1 billion in 1991. An operating loss of $122 million was recorded in 1993 compared with a loss of $70 million (a profit of $19 million before unusual items) in 1992 and profits of $298 million ($318 million before unusual items) in 1991.

Weak economic conditions, particularly in Europe, and excess capacity in key product lines lowered operating profits for both our domestic and European operations. U.S. pricing for uncoated papers increased slightly in 1993.

We expect price recovery as the U.S. economy strengthens and European business conditions improve.

Actions to improve our costs and expand our offerings of recycled products also position International Paper favorably.

The Reason...

OUR STRENGTH
IN PACKAGING

(PHOTO-Appendix B No. 7)

Caption

Right: Our liquid packaging division serves a wide variety of customer needs worldwide with our full line of packaging materials and filling systems--a key to success in this global market.

(PHOTO-Appendix B No. 8)

Caption

Far Right: Our container division's superior graphics capabilities enable us to transform our customers' boxes into powerful sales promotions.

International Paper's Packaging businesses provide customers with high-performance products and innovative packaging solutions. Our mills are efficient and flexible due to investments aimed at quality and productivity.

Industrial Packaging produces more than two million tons of containerboard annually. About 60 percent of this is converted by International Paper's 25 U.S. container plants. We also operate 19 plants throughout Western Europe, making us the second largest producer of corrugated boxes in the European Community.


Consumer Packaging supplies worldwide markets with the Everest line of bleached products for folding cartons, liquid packaging for milk and juice, and food service products such as cups, plates and trays. International Paper is the world's largest producer of bleached packaging board, with a 15 percent share, and is the largest U.S. supplier to international markets. Our Evergreen Packaging Equipment subsidiary makes machines for filling gable-top cartons.

Kraft Packaging offers the widest range of kraft paper and packaging in the industry.

EXPANDING SPECIALTY PRODUCTS

International Paper strives to meet customers' needs for high-performance and specialty products that are cost-effective and solve packaging problems. This is a win-win strategy as it helps sustain our earnings during downturns, secures higher prices for our products and makes entry by competitors more difficult. Our containerboard division has repositioned its product mix to 33 percent in specialty grades. By 1997, we plan to increase specialty grades to 40 percent of the mix. Because visual-appeal grades are expected to grow at three to four times the rate of conventional kraft linerboard, we recently reentered the mottled-white market with our KlaWhite brand.

The process of upgrading product mix--a Company-wide strategy--will continue.

INNOVATIVE PRODUCTS: KEY TO GROWTH

Our container division is an industry leader in design innovations, notable in the produce markets for its inventive designs for grape and lettuce boxes. In 1994, we will introduce a new line of

WHY?

o An integrated company offering a wide variety of quality packaging materials, design capabilities and manufacturing processes.

o A successful strategy focused on growing higher margin, value-added products.

o A passion for quality and commitment to meet customers' expectations 100 percent of the time.

o The foresight to anticipate the needs of tomorrow and develop new products to meet those needs.

o High-quality Everest bleached board, widely recognized by discerning customers.

(PHOTO-Appendix B No. 9)


Caption

Right: We serve a broad base of customers representing the world's most respected and successful companies.

WHY?

o A flexible mill system that allows production shifts to meet market needs.

o Modern world-class bleached board mills.

o Dedication to a partnership approach that offers customers higher quality products, better value and greater satisfaction.

o The supplier of choice for many leading companies.

o Market leaders PineLiner superior stacking-strength containerboard and ColorBrite premium printing grades.

(PHOTO-Appendix B No. 10)

Caption

Right: International Paper actively promotes milk and juice carton recycling nationwide. Shown here are students in Montoursville, Pa., contributing to their community's efforts.

corrugated pallets that are reuseable, reduce customers' shipping costs with their light weight and are recyclable.

Because environmental concerns are critical to our customers, our liquid packaging division has responded with creative solutions. One example is Space-Pak, a half-pint milk carton used widely in schools. It flattens when pressed along scores on two sides, reducing volume and taking less space in landfills. Among other new products, one developed by our folding carton division is an environmentally friendly paperboard beverage ring, designed to replace plastic six-pack carriers. And the eat-in-tray, made with dual-ovenable QRX board, allows food to be packaged, heated and served all in one package.

(PHOTO-Appendix B No. 11)

Caption

Above: The graphic design department at our new label plant in Bowling Green, Ky., provides creative support to help food packagers comply with new U.S. food-labeling regulations.

A DEDICATION TO QUALITY


The quality of our containerboard is among the highest in the industry. PineLiner superior stacking-strength containerboard and ColorBrite premium printing grades are market leaders in high-growth segments. Everest bleached board is recognized as one of the best in the industry and commands a premium price in the marketplace. It offers an exceptional printing surface, important in high-end folding carton applications.

The Quality Improvement Process is an ongoing program aimed at improving our products and service as we strive to meet customer expectations 100 percent of the time. International Paper also supports the goals of the International Standards Organization (ISO), an internationally recognized effort that seeks a global standard of quality control and quality assurance systems. We use the ISO 9000 series as a benchmark for identifying opportunities for improvement. In 1993, mills at Pine Bluff, Ark., and Pineville, La., and container plants in Arles, Creil and Mortagne, France, successfully completed the ISO registration process.

FINANCIAL STRENGTH LEADS TO IMPROVEMENT

International Paper's balance sheet is one of the strongest in the paper industry. This strength has allowed us to improve and modernize our facilities, transforming International Paper into one of the industry's lowest cost producers. Investments also foster improvements in quality and new products.

One such project was the completion in 1993 of a new label plant in Bowling Green, Ky. Equipped with high-speed presses and a sophisticated electronic prepress system, the plant will design and produce labels for a broad range of food and consumer products. Whereas industry turnaround for lables is three to four weeks, we are targeting a much shorter cycle time.

A proposed new machine to produce recycled containerboard at our Mansfield, La., mill will provide new grades and will enable us to add recycled fiber to the two existing machines there. A decision on this project is expected in 1994.

GROWTH IN EXPORT MARKETS

International Paper is a primary exporter of containerboard to China, Japan and Europe, with long-standing relationships in each of these regions. We will continue to expand our presence in these markets as well as in Latin America, where our specialty grades are compatible with the major end-use markets, particularly agricultural products. Overseas markets show great potential for the future. In 1993, we introduced new high-speed aseptic filling equipment and wrote our first orders for Evergreen equipment and packaging materials in China, Russia and Brazil. Finally, the expansion of our Raleigh, N.C., plant will allow us to produce aseptic packaging for worldwide markets.

Financial Review

PACKAGING

(BAR CHARTS-Appendix A No. 6)

Industrial Packaging accounts for just over 50 percent of segment sales. Operating profits declined by 67 percent from 1992 due to depressed
U.S. and international economies, major shifts in exchange rates and significant price erosion. In 1992, operating profits were slightly ahead of 1991.

Despite 1993 growth of more than 5 percent in U.S. box shipments, containerboard prices weakened until the final quarter of the year. Increased U.S. consumption of containerboard was not sufficient to offset a decline of 6 percent in exports. Containerboard inventories declined, reaching a six-year low in October. These factors allowed implementation of a $25 per-ton price increase in the United States in the fourth quarter.

The U.S. container division benefited from increased demand for high-performance linerboard for poultry and other food applications. Competitive conditions, however, adversely affected prices. Despite depressed economic conditions throughout Europe, our international container division remained a strong contributor to earnings in 1993.

We are optimistic about 1994. U.S. containerboard capacity is expected to grow at a rate of less than 2 percent in 1994, with operating rates above 95 percent. Exports should recover as European economies improve and China replenishes low inventories. Another price increase of $30 per ton has been announced in the United States, as well as in European and Asian markets.

Consumer Packaging accounted for 37 percent of segment sales in 1993 compared with 36 percent in 1992 and 39 percent in 1991. Operating profits declined by 30 percent, after falling by 27 percent in 1992.

The principal source of pressure on bleached board industry profits over the past few years has been a relatively rapid expansion in capacity, forcing operating rates steadily downward. Over-supply, combined with sharp devaluation of Scandinavian currencies in late 1992, has led to aggressive pricing across world markets. Prices for major grades, which began to decline in 1991, fell an additional 10 percent in 1993. Strong customer acceptance of our high-quality Everest product line helped limit the decline in operating profits. Prices for liquid packaging products were also lower in 1993 and we incurred costs to realign production facilities.

While we expect U.S. consumption of bleached folding carton board to increase in 1994, we believe that industry operating rates will remain static as the full impact of new capacity reaches the market and the 1993 buildup of inventory is consumed. Prices are trending downward, with only limited recovery expected by late 1994. However, liquid packaging results are expected to benefit from restructuring and product development efforts.

Kraft Packaging contributed 13 percent of segment sales in 1993 and 12 percent in 1992. Operating profits declined 34 percent from 1992 due to lower prices. We expect earnings to improve in 1994, as a result of operating enhancements and modest price improvements.

RESULTS

(PIE CHART-Appendix A No. 7)

Packaging net sales were $3.1 billion in 1993 compared with $3.2 billion in 1992 and $3.0 billion in 1991. Operating profits declined to $188 million in 1993 from $308 million ($330 million before unusual items) in 1992 and $334 million ($346 million before unusual items) in 1991.

The decline in earnings in 1993 and 1992 is attributable to weak economic conditions, eroding prices in key product lines, and sharp devaluation of Scandinavian currencies.

A program of cost reduction and efficiency improvement has established a base for an earnings rebound as general business conditions improve in 1994.

(PHOTO-Appendix B No. 12)

Caption

The Reason...

OUR STRENGTH
IN DISTRIBUTION

(PHOTO-Appendix B No. 13)

Caption

Right: ResourceNet International's sales and marketing reach, as well as its coordinated operations, enables us to serve customers across the United States.

ResourceNet International, our U.S.- based distribution business in more than 250 North American locations, offers 30,000 different products and serves as a link between customers and the many suppliers of printing papers, industrial packaging, janitorial and maintenance supplies, graphic arts supplies and equipment, and other products.

ResourceNet International is joined by International Paper's Scaldia and Aussedat Rey subsidiaries in Europe.


About 20 percent of Distribution sales are products produced by International Paper's own facilities.

COORDINATED OPERATIONS

International Paper's distribution group adopted the name ResourceNet International in 1993, reflecting the broad resources and value we bring to customers in local and national markets. Shared inventories and an exchange of marketplace data and operational procedures help achieve cost savings and superior service capabilities. ResourceNet International's coordinated operations foster national relationships while meeting the needs of customers at the local level. For an increasing number of customers, ResourceNet International is a single-source supplier, providing everything from office supplies to industrial products. These national accounts capitalize on ResourceNet International's strengths, including its broad geographic reach and responsive service.

Further coordinating its operations, ResourceNet International has pushed ahead on the implementation of a market-focused information system to enhance on-time delivery and inventory availability while helping reduce operating costs.

HIGHLY QUALIFIED PEOPLE

ResourceNet International's 6,000 employees are among the most skilled and experienced in the business. With only a few proprietary products--most of our products are also sold by our competitors--we differentiate ourselves by providing problem-solving services to thousands of customers. Technical services are the critical advantage we bring to the markets we serve.

MARKET POSITION

The ability to represent the best suppliers in the world, economically taking their products to market, is key to our success. Continued growth and ever-broadening geographic coverage enhance our value to both suppliers and customers.

WHY?

o A group of top-flight local and regional distribution companies that supplies a broad selection of competitively priced products and valuable services to customers here and abroad.

o Coordinated operations of our national accounts group that foster national relationships as well as meet customers' needs at the local level.

o Our employees, among the most skilled and experienced in the industry, who provide problem-solving and technical service.


o The ability to represent the best suppliers in the world, economically taking their products to market.

(PHOTO-Appendix B No. 14)

Caption

Right: ResourceNet International delivers to more than 200 Kinko's locations nationwide.

Financial Review

DISTRIBUTION

(BAR CHARTS-Appendix A No. 8)

Net sales for Distribution were $3.1 billion in 1993, up from $3.0 billion in 1992 and $2.6 billion in 1991. Operating profits for 1993 were $58 million compared with $52 million ($58 million before unusual items) in 1992 and $53 million ($54 million before unusual items) in 1991. Acquisitions, aggressive marketing and cost control enabled us to achieve solid results despite a sluggish printing market and a competitive climate for reprographic papers.

Earnings of ResourceNet International, our U.S.-based distribution business, increased 5 percent in 1993 after growing 10 percent in 1992. Overall margins were down slightly in 1993, the result of a shift in the sales mix toward direct sales. Margins on warehouse sales were maintained and profits improved as we progressed in coordinating nationwide operations. These changes began with the establishment of geographic trading regions in early 1991 and included investments in marketing, customer service and distribution logistics.

The benefits of these investments are being realized in the Greater Boston market, where ResourceNet International is reconfiguring its regional distribution system. Carter Rice, a fine paper merchant, and The Dowd Company, an industrial products merchant, are joining to form a single merchant organization that will capitalize on the strengths of both businesses. The new Carter-Rice-Dowd organization will realize additional efficiencies by consolidating sales, warehouse and administrative functions. In other major markets, ResourceNet International has identified similar opportunities and continues to pursue them.

Significant resources have been committed to training sales and support organizations and to the development of an integrated business and customer information system.

In 1993, we broadened our North American group with two acquisitions:
Ingram Paper Company, expanding our West Coast market presence, and JB Papers, Inc., serving printing papers markets in the New York metropolitan area. Acquisitions in markets that will strengthen our business will continue to be a part of our growth strategy. In 1991, Dillard Paper Company, which serves Southeastern markets, and Leslie Paper Company joined our system.

In Europe, poor demand and lower prices led to 1993 sales that were 15 percent lower than 1992 and to a larger operating loss. Most European operations are in France, where the recession deepened in 1993. Consolidating operations and reducing costs partially offset the lower prices. We expect European business conditions to improve in 1994.

As International Paper expands its worldwide distribution business, we will continue to improve productivity and customer response time and reduce operating costs and working capital. Market position and earnings should improve in 1994, although both demand in the printing market and pricing will influence the extent and timing of improvement in results.

RESULTS

(PIE CHART-Appendix A No. 9)

Distribution recorded net sales of $3.1 billion in 1993, up from $3.0 billion in 1992 and $2.6 billion in 1991. Operating profits totaled $58 million in 1993 versus $52 million ($58 million before unusual items) in 1992 and $53 million ($54 million before unusual items) in 1991.

In the U.S., earnings increased. In Europe, poor demand and lower prices led to lower sales and a larger operating loss than in 1992.

In 1994, we expect sales and earnings to improve as the U.S. economy grows and additional efficiencies from coordination efforts and improved logistics are realized. European operations will improve as local economies recover.

(PHOTO-Appendix B No. 15)


Caption

The Reason...

OUR STRENGTH
IN SPECIALTY PRODUCTS

(PHOTO-Appendix B No. 16)

Caption

Right: Veratec is expanding its spunbond capacity to meet vigorous growth in demand for light- to medium-weight nonwovens.

(PHOTO-Appendix B No. 17)


Caption

Far right: Arizona Chemical offers a family of environmentally friendly NIREZ specialty ink solvents to the printing industry.

Specialty Products is a diverse group of profitable businesses that complement and add value to International Paper's paper and forest products businesses. A logical extension of our core businesses, they use the same raw materials or similar processes, or have the same customers. They also tend to be less sensitive to the cyclicality of the paper industry. Specialty Products includes: Imaging Products, Specialty Panels, Specialty Industrial Papers, Nonwovens, Chemicals and Petroleum.

RESPONSIVE TO CHANGING MARKETS

Imaging Products serves two primary markets: professional photography and graphic arts. In graphic arts, Anitec and Horsell sell photographic films, papers and plates to the printing market. Ilford specializes in monochrome and color photographic films for the professional photography market. Ilford is the market leader in monochrome photographic films in Europe, attributable to a continuing stream of new and improved products, systems and processes.

The growth of electronic imaging is leading to fast-paced changes in the graphic arts market, particularly in the way commercial printers and publishers approach their work. We have responded by introducing new imagesetting films and papers and consolidating operations to reduce costs and increase productivity. At the same time, electronic imaging is stimulating color printing, leading to the use of more printing plates and pressroom chemicals. Our Horsell subsidiary is at the forefront of printing plate development and is one of the leaders worldwide.

Our equity investment in Scitex, a leading producer of color electronic prepress systems, has allowed us to tailor our new film and plate products to emerging technology. In 1993, Horsell introduced a plate that is imaged directly by laser, thereby shortening "make-ready" times for printing. International Paper and Scitex have also developed cooperative marketing programs in the graphic arts and professional photographic laboratory markets.

DISTINCTIVE PRODUCTS

The Specialty Panels businesses serve the building and furniture markets. Nevamar produces solid surfacing, decorative laminates and acrylic

WHY?

o A group of profitable businesses that complement our core paper business by sharing raw materials, processes and customers.


o Imaging Products, which is positioned for growth in changing printing markets.

o Arizona Chemical, a world leader in crude tall oil processing.

o A strong position in the growing market for pressure-sensitive base papers.

(PHOTO-Appendix B No. 18)

Caption

Right: CraftMaster door facings offer exceptional beauty at a fraction of the cost of solid wood for today's discriminating homeowner.

WHY?

o Veratec--positioned to become a leader in the growing spunbond market.

o Oil and gas reserves that serve as a hedge against fluctuating energy prices.

o Responsiveness to changing markets and customer needs.

o Continued sales growth of CraftMaster molded interior door facings.

(PHOTO-Appendix B No. 19)

Caption

Right: Since discovering the Sugg Ranch field in West Texas in 1987, International Paper has drilled over 670 oil and gas wells on it. Shown here are Petroleum operations employees (from left) Mike Senich and Gary Weber discussing the next well location. Sugg Ranch is one of the largest discoveries in West Texas in over 20 years.

sheets. Polyrey markets specialty laminates in Europe. Masonite provides high-quality engineered panel products. These include CraftMaster interior door facings, which produce an attractive upgrade to flat panel doors by offering style, economy and performance, and OmniWood, a composite wood siding launched in late 1992 made from a unique oriented strand substrate with a wood fiber overlay. In 1994, we expect continued growth for both siding and door facings as the building and repair and remodeling markets remain strong. Export markets for door facings are also growing.

(PHOTO-Appendix B No. 20)

Caption


Above: In 1993, Horsell introduced a revolutionary computer-to-plate system that allows printing plates to be imaged directly by laser from digital data. Here Horsell's Simon Waite examines a plate imaged using the computer-to-plate system at the group's headquarters in Morley, England.

POSITIONED IN GROWING NICHE MARKETS

Specialty Industrial Papers offers highly specialized products for industrial and consumer applications, and papers for laminating, tape, and release applications, such as pressure-sensitive labels. Nicolet's pressure-sensitive base papers market has been expanding at more than 10 percent annually and is expected to continue to grow. In 1993, Nicolet announced plans to expand to meet growing demand.

In 1993, Specialty Industrial Papers was reclassified to the Specialty Products segment from Packaging to more accurately reflect the unique features of these product lines.

A LEADER IN NONWOVENS TECHNOLOGY

Nonwovens are produced by Veratec, the fourth largest producer worldwide, from natural and synthetic fibers in a process similar to papermaking. Consumer disposables--diapers and feminine hygiene and incontinence products--is our most important market. This market is undergoing a major change as customers switch from traditional drylaid products to lightweight spunbond fabrics. Spunbond fabrics are lower in cost and have high projected market growth. Anticipating this change, Veratec acquired rights to technology in North America for a lightweight spunbond process and started up a spunbond unit in 1991. Our second unit in Toronto, Canada, will start up in late 1994, tripling capacity. We are also increasing sales in other high-growth segments and rationalizing our manufacturing operations to reduce costs.

OPTIMIZING COMPANY RESOURCES

Chemicals is a logical extension of our pulp and paper business because the raw materials used are natural by-products of the papermaking process: these are crude tall oil and crude sulfate turpentine. Arizona Chemical is the world leader in tall oil, with a broad and stable raw material base. Our strategy to increase sales of higher margin products continues, with more than half of the division's sales now in specialty chemicals. This approach also reduces our exposure to volatility in commodity pricing. In 1993, we began construction of resin solution units at Oakdale, La., and Gulfport, Miss., to increase capacity of these specialty chemicals used in printing inks.

Petroleum plays an important part in our energy strategy by developing oil and gas reserves. These assets not only contribute to earnings, but also serve as a hedge against fluctuating energy prices. Since 1986, oil and gas reserves have increased tenfold to more than 58 million energy-equivalent barrels of oil (BOE). In 1993, the division produced more than eight million BOE, equal to more than 50 percent of the energy used by our U.S. paper mills. We will explore for new reserves while developing our current oil and gas properties. During 1993, oil and gas drilling on our fee properties in Texas, Louisiana and Alabama added more than two million BOE to our reserves.

Financial Review

SPECIALTY PRODUCTS

(BAR CHARTS-Appendix A No. 10)

Imaging Products sales represented 28 percent of segment sales in 1993 compared with 31 percent in 1992 and 34 percent in 1991. Continuing weak economic conditions, as well as technological changes, depressed margins in the graphic arts and film businesses. Currency translation effects also contributed to lower margins, particularly in Europe, the division's largest market. These factors led to declines of 9 percent in sales and 64 percent in operating profit in 1993. Market share gains in the offset plate and professional photography markets were a positive factor. Also, extensive restructuring in the graphic arts business has reduced manufacturing costs. Introduction of improved imagesetting films and cooperative programs with Scitex are strengthening our position in the expanding electronic imaging market. Emphasis on electronic imaging, new products and reduced operating costs position the business to grow in commercial printing markets, and should lead to improved earnings.

Specialty Panels accounted for 28 percent of segment sales in 1993 versus 25 percent in 1992 and 21 percent in 1991. Operating profit improved 22 percent in 1993. The major contributor, CraftMaster molded interior door facings, had volume increases in all markets . In addition, siding products experienced strong demand. The outlook for 1994 is for even higher sales and earnings, led by door facings sales. The December 1993 acquisition of Fome-Cor, a manufacturer of paper-faced polystyrene foam boards that complements our graphic arts and signage panels businesses, will also contribute to 1994 earnings.

Specialty Industrial Papers contributed 17 percent to segment sales. Earnings improved 42 percent in 1993 after declining 25 percent in 1992. Strong demand for release backing papers led to record shipments. Successful cost reduction programs more than offset weak demand for other products. Despite some downward pressure on prices, earnings should remain strong in 1994 as shipments improve and further productivity actions take effect.

Nonwovens contributed 12 percent to segment sales. Sales fell modestly in 1993 as a result of technological changes in the consumer disposables market, whereby major diaper manufacturers shifted from use of our drylaid diaper coverstock to spunbond products. Growth in specialty applications partially offset the sales decline. The start-up of a new spunbond line in Toronto, Canada, in late 1994 and growth in new products should strengthen sales and earnings.

Chemicals and Petroleum contributed 15 percent to segment sales in 1993.

Petroleum achieved record sales and earnings as the Sugg Ranch, a major field in West Texas, increased production. Chemicals earnings increased over 1992, most markedly in Europe. Contributing factors were lower raw material costs, price increases and growth in specialty resins. In the United States, specialty resin sales grew, offset by a decline in commodity product volume and price. For 1994, we expect Petroleum will experience a decline in earnings due to lower oil prices. However, Chemicals sales and earnings should improve as commodity prices rise and sales of specialty chemicals grow.

RESULTS

(PIE CHART-Appendix A No. 11)

Specialty Products net sales totaled $2.5 billion in 1993 and 1992, up from $2.3 billion in 1991. Operating profits were $263 million compared with $83 million ($238 million before unusual items) in 1992 and $227 million ($244 million before unsual items) in 1991.

Improvement in 1993 was led by Specialty Panels, with sales of door facings growing in both domestic and export markets. Weak economic conditions in Europe resulted in lower sales and earnings for Imaging Products.

We expect improved profitability for the segment in 1994. Specialty Panels will lead the group in sales growth. Imaging Products profitability will improve as a result of restructuring actions in graphics arts and as we develop our position in commercial printing markets.

(PHOTO-Appendix B No. 21)

Caption

The Reason...

OUR STRENGTH
IN FOREST PRODUCTS

(PHOTO-Appendix B No. 22)

Caption

Right: A $750,000 capital investment at our Gurdon, Ark., wood products plant resulted in a higher quality medium-density-overlay panel.

International Paper's six million acres of Forestlands, mostly in the southern United States, are managed through IP Timberlands, Ltd. (IPT). IPT's total harvest represents 36 percent of our U.S. log and fiber needs. International Paper purchases 30 percent of IPT's harvest for our manufacturing operations. We manage our forestlands on a sustainable basis, seeking to maintain a balance between financial returns and environmental stewardship.

Wood Products manufactures a broad range of quality lumber, panel and oriented strand board products at 17 mills, principally in the South.

ENVIRONMENTAL STEWARDSHIP

International Paper is a leader in responsible stewardship of forest resources. Examples include the 53 million SuperTrees planted on more than 90,000 acres in 1993. In partnership with the U.S. Fish and Wildlife Service, in 1993 International Paper completed a Habitat Conservation Plan under the Endangered Species Act to save the habitat of the threatened Red Hills salamander. A similar plan to protect the gopher tortoise will be completed in 1995. To safeguard a delicate coastal ecosystem, in 1993 we provided 2,000 acres for South Carolina's Lewis Ocean Bay preserve, bringing the total to 10,000 acres.

INCREASING PRODUCTIVITY

Every harvested acre of our land is regenerated to maintain a profitable long-term fiber supply. With nearly a century's experience in refining our silvicultural practices, we grow more fiber than we harvest.

Over the past five years, the wood products division has lowered costs and increased productivity. Since 1988, lumber production has increased 150 million board feet, the equivalent of adding a mill. During the same period, panel production increased by 75 million square feet.

A LEADER IN SAFETY

International Paper was the first industry member to have a wood products plant earn the Star Level of OSHA's prestigious Voluntary Protection Program (VPP) when our New Boston, Texas, mill was honored in 1992. In 1993, our facilities in the Arkansas communities of Leola and Gurdon achieved Star status, and additional facilities are presently under consideration.

WHY?

o Responsible stewardship of forest resources, conservation of wildlife, and creation of recreational opportunities for the public.

o A balanced approach to responsible care for the environment while ensuring economic viability.

o A leader in the genetic improvement of trees, providing healthier forests with better yields.

o Strategically located wood products plants with state-of-the-art technology that bring a wide variety of products to our customers.


o A vigilance in safety with the goal of a totally accident-free workplace.

(PHOTO-Appendix B No. 23)

Caption

Right: At our nursery near Selma, Ala., (from left) Mike Shanks, Andrew Blevins and Henry Hughes inspect SuperTree pine seedlings. The 170 million SuperTrees grown annually at our five nurseries are planted on our forestlands, or are sold or donated to other landowners.

Financial Review

FOREST PRODUCTS

(BAR CHARTS-Appendix A No. 12)

Forestland revenues reached record levels in 1993, increasing 15 percent compared with an 11 percent increase in 1992. A surge in U.S. housing starts combined with ongoing logging restrictions on federal lands in the West led to 1993 stumpage prices that exceeded high prices set in 1992.

In the South, record lumber and panel prices spurred a significant increase in demand for sawlogs as mills sought to increase production. As a result, pine sawlog prices reached record levels by year-end. Further, pulpwood prices advanced as greater use of small logs by wood products plants, an increase in exports of hardwood chips and poor weather conditions early in 1993 forced paper mills to compete for available fiber. In the Northeast, strong demand for spruce-fir logs from Canadian and U.S. lumber mills caused prices to increase. In the West, domestic and export log prices also reached record levels in 1993 before softening slightly as the year ended.

Taking advantage of strong demand and record prices, IPT increased harvest volumes 8 percent in 1993. The 1992 harvest was slightly below 1991 levels. The strong prices also supported an increase in sales of nonstrategic forestlands in 1993. Together with stringent control over operating expenses, the higher volumes and prices led to a 56 percent increase in IPT's operating profits in 1993 after a 37 percent increase in 1992.

Operating results in 1994 should continue to be strong as both prices and demand were favorable as the year began. Expected further growth in housing starts, resumption of exports to Japan, and continued strength in repair and remodeling markets should cause prices to remain strong. However, a short-term decline in the inventory of mature trees is expected to lead to lower IPT harvests over the next several years. Future harvests may be supplemented through forestland purchases where economically advantageous.


Wood Products benefited from an increase in U.S. housing starts, which were up 7 percent in 1993 after a 19 percent increase in 1992, reaching the highest level since 1989. Combined with an improving U.S. economy, this led to steadily increasing demand for lumber and panels as the year progressed. In general, prices increased sharply in the first quarter and, after easing during the summer months, trended steadily higher to finish the year at record levels. Sales for the year were up 24 percent after a 23 percent increase in 1992. Despite higher fiber costs due to increased competition for tight stumpage supplies, operating earnings for wood products were about double those of 1992.

Current favorable prices and continued strength in housing starts and the repair and remodeling markets present an optimistic outlook for wood products operations as 1994 begins.

RESULTS

(PIE CHART-Appendix A No. 13)

Forest Products net sales were $1.7 billion in 1993, up from $1.4 billion in 1992 and $1.2 billion in 1991. Operating profits totaled $445 million in 1993, up considerably from $197 million ($261 million before unusual items) in 1992 and $126 million in 1991.

International Paper took advantage of strong demand and record prices for trees and sawlogs by increasing its harvest and selling nonstrategic forestlands. An improving U.S. economy and strong housing starts led to stronger demand for lumber and panels. Prices increased sharply, ending the year at record levels.

We expect operating results in 1994 to again be favorable as both prices and demand remain strong.

(PHOTO-Appendix B No. 24)

(PHOTO-Appendix B No. 25)

Caption

Right: Balancing environmental and economic issues through research and sound management practices is our goal. The 16,000-acre Southland
Experiment Forest near Bainbridge, Ga., is the hub of our forest research efforts.

The Environment

The environmental challenges facing the paper and forest products industry take many forms, from endangered species and wetlands issues affecting our forestlands, to air and water emissions and solid and hazardous waste disposal at our manufacturing facilities, to recycling and packaging reduction initiatives focused on our products.

For each of the last several years, International Paper has spent $100 million or more addressing these issues--and has made excellent progress. For example, we have voluntarily:

o Reduced the already small amount of dioxin in the water discharged from our bleached pulp mills by more than 95 percent;

o Slashed air and water emissions of 17 toxic chemicals specifically targeted by the Environmental Protection Agency (EPA) by 72 percent;

o Cut solid waste going to landfills by more than 50 percent;

o Converted one of our paper machines to make 100 percent recycled printing papers from old newspapers and magazines; and

o Established an innovative and widely applauded habitat conservation plan for a threatened species--the Red Hills salamander.

The progress we have made is set forth in a 28-page report, "A
Commitment to Environment, Health and Safety Excellence by International Paper," published in November 1993 (see page 60 for details on how to obtain a copy).

We realize that our environmental performance impacts the public's perception of our Company, and that governmental officials, opinion leaders in the communities where we operate and many of our shareholders are as likely to measure us by that standard as by our financial returns. Further discussion of these matters can be found on pages 38-39 of this annual report. Overall, our goal is to continue to reduce the environmental impact of our products and operations, but to do so in an efficient and cost-effective manner. Just as we have a responsibility to protect the environment, so too do we have a responsibility to spend capital wisely.

To this end, we have voluntarily adopted ambitious environmental goals that will significantly lessen the impact of our products and processes on the environment. For 1994, our goals call for a 15 percent reduction in environmental incidents compared with 1993.

ELIMINATION OF ELEMENTAL CHLORINE

We plan to eliminate the use of elemental chlorine in our processes by converting our bleached mills to elemental chlorine-free (ECF) technology within three years.

For many years, chlorine has been used for bleaching because it effectively produces pulp having the strength, cleanliness, absorbency, softness and brightness needed to produce paper and paperboard.
Recently, the use of chlorine in the bleaching process has come into question following the initial discovery in the mid-'80s that dioxin is an unwanted by-product that could enter the environment in the water discharged by a paper mill. Following this discovery, International Paper took a leading role in responding to regulatory and public concerns about dioxin.

We have already reduced dioxin discharges by more than 95 percent by modifying processes and partially substituting chlorine dioxide for elemental chlorine. At our bleached mills today, International Paper discharges less than four tenths of an ounce of dioxin per year--a level that cannot be detected at any facility using the EPA's standard dioxin-testing measurement.

TOXIC EMISSIONS

Using 1990 as the baseline, International Paper has also committed itself to reducing its emissions of chemicals included in the EPA's Toxic Release Inventory (TRI) by 75 percent before the end of the century. Our manufacturing facilities presently report air or water emissions on 50 of the more than 300 chemicals included in the TRI. We are making steady progress in reducing those emissions. Through the end of 1992, the last year for which we have complete data, we have reduced TRI emissions from 1990 levels by 17 percent, and we believe we can cut these emissions by three fourths within a 10-year period.

Additionally, we have volunteered to participate in the EPA's Industrial Toxics Project, to reduce emissions of 17 particularly prevalent and potentially toxic chemicals by 33 percent by the end of 1992 and 50 percent by the end of 1995 (using 1988 as the baseline). International Paper has far exceeded that goal, having reduced those chemicals by 72 percent through 1992. Our new goal is to reduce these emissions by 85 percent by the year 2000.

SOLID WASTE

Several years ago, we set a goal of reducing the amount of solid waste sent from our facilities to landfills in 1988 by 50 percent by the end of 1994. Since then, we have focused on using the dirt and rocks from logs for landscaping purposes, burning sawdust and tree bark to produce power for our facilities, and spreading ash from the bark boilers to return beneficial nutrients to the soil. As a result, International Paper exceeded its target by achieving a 52 percent reduction by the end of 1993--a year early. Our ambitious new goal is a 75 percent reduction by year-end 1996. In 1993, we reduced solid waste 28 percent from year-earlier levels, and we will be seeking a further 10 percent reduction in 1994.

HAZARDOUS WASTE

International Paper is also striving to reduce the generation of hazardous waste. Much of this waste is made up of used solvents, characterized as hazardous because they are flammable. We have a program in place to reduce the quantity and toxicity of these wastes, such as by substituting substances that are other than oil-based to clean equipment. Our corporate goal is to reduce hazardous waste shipments off-site by 60 percent in the year 2000 compared with a 1992 baseline. The 1994 goal is a 10 percent reduction compared with 1993.

ODOR REDUCTION AND WATER CONSERVATION

International Paper has established two other important goals relating to mill operations. The first is to reduce odor-causing emissions (total reduced sulfur, or TRS) by 30 percent in 1996 and 75 percent in 1998, using a 1990 baseline. The other is to conserve on the usage of water in our largest facilities by reducing the discharge flow by 10 percent in 1994 compared with 1993.

FORESTLAND STEWARDSHIP

In our forestland operations, there are programs in place to minimize the environmental effects of our forest management activities. Several years ago, we voluntarily developed a set of forest environmental quality guidelines, which are strictly enforced on our forestlands. These guidelines empower our foresters to cancel a harvesting operation if environmental quality is threatened. We make every effort to lessen the potential environmental and aesthetic effects when we do harvest, by maintaining natural buffers, establishing streamside management zones and limiting the size of the tract harvested. We reforest, either through natural regeneration or by systematic replanting, all Company land we harvest.

We also continually monitor our lands for the presence of threatened and endangered species. In 1993, with the U.S. Fish and Wildlife Service, we developed a habitat conservation plan to protect the Red Hills salamander on our forestlands in southern Alabama. We are developing a similar plan for the gopher tortoise in parts of Mississippi and Alabama, where it is threatened. We have conducted comprehensive soil surveys of all of our land in the South to identify wetlands under our stewardship, and we have a strict set of guidelines designed to protect wetland functions and values.

International Paper intends to continue its leadership role in proactively developing environmentally sound forest management practices, and in promoting or requiring the use of those practices by our suppliers and contractors. Our goal is to be--and to be recognized as--the most responsible steward of our nation's forests in our industry.

Financial Review

Management's Discussion and Analysis 36
Financial Information by Geographic Area 40
Financial Information by Industry Segment 41
Report of Management on Financial Statements 42
Report of Independent Public Accountants 42

Consolidated Statement of Earnings 43
Consolidated Balance Sheet 44
Consolidated Statement of Cash Flows 45
Consolidated Statement of Common Shareholders' Equity 46
Notes to Consolidated Financial Statements 47
Eleven-Year Financial Summary 54
Interim Financial Results 56

MANAGEMENT'S DISCUSSION AND ANALYSIS

Results of Operations

International Paper's 1993 consolidated net sales were $13.7 billion, slightly higher than 1992 sales of $13.6 billion and 8% above 1991 sales of $12.7 billion. Full-year contributions of companies acquired in 1991 were a major factor in the 1992 increase.

Sales from operations outside the United States decreased to $2.9 billion in 1993 from $3.4 billion in 1992 and $3.2 billion in 1991. Poor European economic conditions resulted in lower prices and shipments. U.S. export sales were $1.1 billion in 1993 compared with $1.2 billion in 1992 and $1.1 billion in 1991.

Net earnings were $289 million or $2.34 per share in 1993 ($314 million or $2.54 per share before the revaluation of deferred taxes to reflect the increase in the U.S. federal income tax rate) versus $86 million or $.71 per share in 1992 ($405 million or $3.34 per share before the effects of an accounting change, an extraordinary item, and charges for a profitability improvement program and for environmental costs) and $184 million or $1.66 per share in 1991 ($452 million or $4.09 per share before an accounting change and a charge for severance costs).

Profits continued to decrease in 1993 as the U.S. economy recovered slowly and European economic conditions worsened. A continuing focus on cost reduction helped minimize the decrease in profits. However, generally weak prices led to reductions in Printing Papers and Packaging results, offsetting a record-breaking year by our Forest Products operations. Although Printing Papers prices in the United States generally improved as the year progressed, European prices continued to fall, with the segment losing $122 million in 1993. Price increases in containerboard and some Printing Papers grades were announced in early 1994.

(BAR CHARTS-Appendix A No. 14)

Accounting Changes

As of January 1, 1992, International Paper adopted SFAS No. 109, "Accounting for Income Taxes," which requires the liability method of determining deferred income taxes. Net earnings were reduced by $50 million or $.41 per share for the cumulative effect of this change. Also, in adopting SFAS No. 109, we revised our accounting for prior acquisitions. As a result, 1992 depreciation expense increased by $41 million. However, there was no impact on net earnings because of an offsetting deferred tax benefit.

The 1991 adoption of SFAS No. 106, requiring accrual accounting for postretirement benefits, reduced 1991 earnings by $231 million or $2.10 per share. Of this, $215 million or $1.95 per share related to the cumulative effect of the accounting change as of the beginning of the year.

Restructuring and Other Charges

In 1992, International Paper recorded pre-tax charges of $370 million to establish a productivity improvement reserve and $28 million for environmental remediation and clean-up. These charges totaled $398 million ($263 million after taxes or $2.17 per share).

The productivity improvement charge was primarily for asset write-downs and related severance costs to shift production from older, less efficient facilities to newer or modernized plants, costs to consolidate operations and write-downs of some facilities with marginal returns. Asset write-downs were estimated at $250 million with accruals for one-time cash costs of $120 million (for employee severance, legal, warranty, leases and miscellaneous items). Approximately 40% of the cash costs were incurred in 1993 and, except for legal costs, we expect the remainder to be spent equally in 1994 and 1995. We had projected that annual savings-composed of lower personnel costs and depreciation and the elimination of operating losses-would approach $75 million by the end of 1994. We have realized 45% of the annual savings in 1993, and we expect to reach 85% by the end of 1994 and to exceed $75 million in 1995 when actions are completed. No overall adjustment to the reserve balance is anticipated at this time.

In 1991, a $60 million pre-tax charge ($37 million after taxes or $.33 per share) was recorded for personnel reductions of more than 1,000 positions worldwide. These reductions have now been implemented with annual savings of over $30 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Cash Flow From Operations

International Paper continued to generate substantial cash flow in 1993 despite lower operating earnings. However, cash provided by operations of $929 million in 1993 was below the $1.1 billion in 1992 and $1.2 billion in 1991. During 1993, working capital increased $290 million, most of which was from lower accounts payable and accrued liabilities. An increase in depreciation and amortization charges in 1993 to $898 million from $850 million in 1992 and $725 million in 1991 mitigated the effect of lower net earnings on cash flow.

Capital Expenditures by Industry Segment


In millions for the years ended December 31     1993   1992    1991
- -------------------------------------------     ----  ------   ------
Printing Papers                                 $429  $  740  $  604
Packaging                                        181     201     246
Distribution                                      13      14      14
Specialty Products                               155     245     209
Forest Products                                  145     104      79
                                                ----  ------  ------
                                                 923   1,304   1,152
Corporate                                         31      64      45
                                                ----  ------  ------
Consolidated Total                              $954  $1,368  $1,197
                                                ----  ------  ------
                                                ----  ------  ------

Investment Activities

Capital spending of $954 million in 1993 was well below the $1.4 billion and $1.2 billion spent in 1992 and 1991. This reduced spending reflects completion of several major projects in late 1992 including Zanders' new paper machine for the production of high-quality base papers and expansion of Aussedat Rey's Saillat pulp mill.

As in recent years, 1993 capital spending largely focused on further reduction of production costs, plant upgrades and incremental capacity expansions, quality and productivity improvements, and environmental and safety programs. During 1993, the project at Lock Haven, Pa., to produce 100% recycled-paper grades from postconsumer newspapers and magazines was completed and started production late in the year. Also, one paper machine at Kwidzyn, in Poland, was upgraded to improve productivity.

Capital spending for 1994 is expected to exceed $1.1 billion. Major projects will focus on printing papers and packaging facilities. In the United States, the design for a new, low-cost uncoated paper machine at the Riverdale mill near Selma, Ala., was completed and the majority of spending for this project will occur during 1994. In Europe, the $175 million capital investment program for Kwidzyn will continue.

Spending for acquisitions decreased substantially in 1993. In 1993, $35 million was spent and $22 million of debt was assumed to acquire certain assets of Los Angeles-based Ingram Paper Company, a distributor of industrial and fine writing papers, and the assets of Monsanto Company's Fome-Cor division, a manufacturer of polystyrene foam boards. The Company also acquired the assets of JB Papers, Inc., a paper distribution company located in Union, N.J., by issuing 117,000 shares of Company common stock.

In 1992, $153 million was spent and $30 million accrued, principally for the acquisitions of Kwidzyn in Poland and Western Pacific in Oregon. The Company also spent $209 million to acquire an equity interest in Scitex, a world leader in color electronic prepress systems.

In 1991, $457 million was spent and $50 million of debt assumed to acquire the Rhone Valley Packaging business, Evergreen Packaging
Equipment, Dillard Paper Company and Scaldia Papier BV. A merger with Leslie Paper Company and the formation of a joint venture to control 32% of Carter Holt Harvey Limited were also completed in 1991.

(BAR CHARTS-Appendix A Nos. 15 and 16)

MANAGEMENT'S DISCUSSION AND ANALYSIS

Financing Activities

In 1993, the Company issued $600 million of long-term debt as follows: in March, $200 million of debentures due in 2023; in October, $200 million of debentures due in 2023; and in November, $200 million of debentures due in 2003. The proceeds of all debentures were used mainly to reduce short-term borrowings and secure favorable long-term interest rates. Interest rate swaps were utilized to obtain the equivalent of short-term rates during the first year of the October and November financings.

In 1992, taking advantage of low interest rates, the Company increased short-term borrowings by $657 million to, in part, retire $255 million of high-rate long-term debt. Also, in January, 9.2 million shares of common stock were sold in a public offering yielding $650 million, and $200 million of 7 5/8% notes due in 2007 were issued. These proceeds were principally used to retire higher rate debt outstanding at that time.

Net borrowings were $994 million in 1991, principally used to finance acquisitions and large capital projects.

Common stock dividends per share were $.42 per quarter ($1.68 on an annual basis) in 1993, 1992 and 1991. Payments were $208 million in 1993, $206 million in 1992 and $186 million in 1991.

Capital Resource Outlook for 1994

Cash flow from operations is expected to be adequate to meet internal capital expenditures, working capital and dividend requirements. A strong balance sheet (debt to capital ratio of 39% in 1993, up from 38% in 1992 and comparable with 39% in 1991) supporting an investment-grade debt rating allows ready access to financial markets to take advantage of external investment and favorable financing opportunities.

(BAR CHART-Appendix A No. 17)

Other Financial Statement Items

Net interest expense increased to $310 million in 1993 from $247 million in 1992 and down from $315 million in 1991. 1992's net interest benefited from tax-related interest income and higher capitalized interest related to two major European capital projects that are now completed.


The effective tax rate for 1993 increased to 42% (37% before the revaluation of deferred tax balances) of pre-tax income compared with 31% in 1992 and 37% in 1991. The adoption of SFAS No. 109 and the tax benefit at statutory rates of the productivity improvement and other charges in 1992 contributed to 1992's lower rate. The increase in the rate for 1993 results from the increase in the U. S. statutory federal income tax rate of 1%, which also increased deferred taxes by $25 million.

During 1993, the Company recognized tax benefits amounting to $55 million related to losses at certain of its non-U.S. operations, increasing noncurrent deferred tax assets to $115 million at December 31, 1993. The Company believes that it is more likely than not that these assets will be realized.

Environmental Issues

Given the nature of its businesses, International Paper is closely linked to the environment. Increasingly demanding environmental laws and regulations have resulted in significant capital spending to meet or exceed air, water and solid waste disposal standards. Environmental capital expenditures totaled $100 million in 1993, $126 million in 1992 and $107 million in 1991. Capital spending to increase recycling capacity totaled $102 million, $35 million and $5 million in 1993, 1992 and 1991, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS

International Paper has made good progress protecting the environment. For example, the Company has reduced by 72% the release of certain chemicals targeted by the Environmental Protection Agency (EPA) under a voluntary program and met its 1995 goal ahead of schedule. Further, the Company reached agreement with the U.S. Fish and Wildlife Service to protect the habitats of threatened species, and initiated a program to recover and recycle milk and juice cartons.

In 1993, the EPA released its proposal, known as "Cluster Rulemaking," to coordinate and integrate the requirements for air emissions and water discharge for the pulp and paper industry to meet in 1998. Further in 1993, the EPA issued proposed regulations implementing the "Great Lakes Initiative" (GLI), which covers minimum water quality and implementation procedures. Spending to meet the GLI regulations, which still need to be finalized and then adopted by the participating states, is not likely to occur until 1998. Future spending will be heavily influenced by the final standards included within each of the sets of proposed regulations. However, we estimate the Company's future capital spending to comply with the Cluster Rulemaking and GLI requirements to be between $700 million and $1.5 billion, depending upon the methods allowed by the regulations to meet overall requirements. In addition, annual operating costs, excluding depreciation, are expected to increase between $60 million and $120 million when these changes are fully implemented in

1998.

The Company paid fines and penalties related to environmental issues of $400,000, $1.6 million and $3.6 million for the years 1993, 1992 and 1991, respectively. Reviews have been completed by federal and state environmental agencies at certain Company facilities to determine if all permits required under law have been obtained. Any fines arising from these reviews should not have a material effect on the Company's future financial condition or results of operations.

In the fourth quarter of 1992, agreement was reached with the State of New York concluding an investigation of the Company's Anitec facility in Binghamton, N.Y. Under the agreement, the Company agreed to pay a civil penalty, reimburse state expenses, fund a community emergency planning program, and implement a remediation plan to clean up soil and groundwater contamination. Estimated costs of remediation were accrued in 1992.

In May 1992, the EPA issued an order alleging that Masonite failed to obtain a permit required for operation of a production line added in 1989 to its Ukiah, Calif., facility. Two additional lawsuits related to the facility were filed by state and county officials alleging noncompliance with certain aspects of state law and late filing of a required emissions plan. The state and county lawsuits were settled during 1993 and settlement of the EPA action is expected in 1994. None of the settlements had or will have a material effect on the Company's future financial condition or results of operations.

Beginning in late 1990, several lawsuits were filed against paper producers alleging property damage, business loss or risk of personal injury resulting from the presence of dioxin in mill discharges. International Paper was named in a number of these lawsuits. Although no International Paper case has yet gone to trial, one case involving the Company's Texarkana, Texas, facility was settled in late 1993 without any admission or finding of liability. Due to aggressive solicitations by plaintiffs' attorneys, cumulative damage claims totaled more than $9.4 billion by the end of 1993, principally in punitive damages. Management believes these suits are without merit and expects to prevail upon final resolution.

International Paper is also a party to a number of other environmental remediation actions under various federal and state laws, including the Comprehensive Environmental Response, Compensation and Liability Act. Related costs are recorded in the financial statements when reasonably estimable. Although these costs have increased in recent years, completion of these actions is not expected to have a material adverse effect on the Company's future financial condition or results of operations.

Further details with respect to these cases can be found in the Company's quarterly reports on Form 10-Q and annual report on Form 10-K filed with the Securities and Exchange Commission. Copies can be obtained as indicated on page 60 of this annual report.


Effects of Inflation

General inflation has had minimal impact on International Paper's operating results in the last three years. Sales prices and volumes are more strongly influenced by supply and demand factors in specific markets and by exchange rate fluctuations than by inflationary factors.

Financial Review by Segment

Management's Discussion and Analysis of results of operations by industry segment is set forth on pages 10 (Printing Papers), 16
(Packaging), 20 (Distribution), 26 (Specialty Products) and 30 (Forest Products), and is incorporated herein by reference.

FINANCIAL INFORMATION BY GEOGRAPHIC AREA

Net Sales

In millions                     1993     1992      1991
- -----------                  -------   -------   -------
United States 1              $11,085   $10,524   $ 9,811
Europe                         2,586     3,030     2,833
Other                            340       347       318
Less: Intergeographic Sales     (326)     (303)     (259)
                             -------   -------   -------
Net Sales                    $13,685   $13,598    $12,703
                             -------   -------   -------
                             -------   -------   -------
1 Export sales to unafliated customers (in millions) were $1,100 in 1993, $1,200 in 1992 and $1,100 in 1991.

Assets

In millions                    1993      1992      1991
- -----------                  -------   -------   -------
United States                $10,999   $10,680   $10,207
Europe                         3,512     3,832     3,153
Other 2                          820       812       518
Corporate                      1,300     1,192     1,063
                             -------   -------   -------
Assets                       $16,631   $16,516   $14,941
                             -------   -------   -------
                             -------   -------   -------
2 Includes investments in Scitex Corporation Ltd. (1993 and 1992).

Operating Profit

In millions                    1993     1992      1991
- -----------                  -------   -------   -------
United States 3               $833      $511      $871
Europe 3,4,5                   (23)       41       143
Other                           22        18        24

                             -------   -------   -------
Operating Profit              $832      $570 6  $1,038 7
                             -------   -------   -------
                             -------   -------   -------
3 Includes additional depreciation related to SFAS No. 109 of $22 million in the United States and $19 million in Europe in 1993 and 1992.

4 Includes amounts, net of goodwill amortization, for Aussedat Rey, Ilford, Zanders, the Horsell graphic arts businesses, the Rhone Valley Packaging business, Scaldia Papier BV and Kwidzyn from the dates of acquisition. See Note 3 on page 48.

5 While net sales includes 100% of Zanders' sales, operating profit is adjusted for minority interests.

6 Includes restructuring and other charges totaling $336 million.

7 Includes a $50 million restructuring charge.

Sales in the United States increased in 1993 to $11.1 billion, up 5% from 1992, after a 7% increase in 1992. However, European sales declined 15% in 1993 to $2.6 billion after a 7% increase in 1992 to $3.0 billion. While the European units within our Packaging and Specialty Products segments remained profitable, European operations as a whole produced an operating loss of $23 million in 1993 compared with a $41 million profit in 1992 ($74 million before the productivity improvement charge) and $143 million in 1991.

France and Germany, the predominant European economies, were in a recession in 1993 with real GDP falling by .8% and 1.9%, respectively. These weak economic conditions, combined with strong currencies in these countries where much of our European paper production is sited, resulted in sharply lower prices and shipments, particularly for coated and uncoated papers. While cost reductions helped limit the impact of the downturn, our European Printing Papers operations realized a loss in 1993.

We believe that prices have now reached their cyclical lows and results should improve in the latter part of 1994 as European economies resume growth. An indicator of this improvement is the price increases implemented by Aussedat Rey early in 1994.

European Sales by Business Segment

In millions                   1993      1992      1991
- -----------                  ------    ------    ------
Printing Papers              $1,016    $1,172    $1,150
Packaging                       513       675       580
Distribution                    284       335       282
Specialty Products              710       791       794
Forest Products                  63        57        27
                             ------    ------    ------
European Sales               $2,586    $3,030    $2,833
                             ------    ------    ------

                             ------    ------    ------

Equity Investments (unaudited)

International Paper owns a 12% interest in Scitex Corporation Ltd., a world leader in color electronic prepress systems for the graphic design, printing and publishing industries. Scitex, with annual 1993 revenues of $623 million, is headquartered in Israel, with most of its sales to European, North American and Japanese customers. For the year ended December 31, 1993, Scitex reported net income of $94 million, which was 23% below 1992 and about equal to 1991. The 1993 results were adversely impacted by a decline in revenues in Europe and lower gross margins related to product mix. Focused research and development, aggressive marketing and strong cost control point to continued long-term growth.

The Company is a partner in a 50:50 joint venture that holds 32% of Carter Holt Harvey Limited (CHH), a New Zealand-based forest products company with substantial assets in Chile. CHH has annual sales of about $1.3 billion. For the six months ended September 30, 1993, CHH reported a 47% increase in profits to about $90 million. Results were led by forest and wood products operations with record-high prices for export logs to Asia.

FINANCIAL INFORMATION BY INDUSTRY SEGMENT

Net Sales

In millions                    1993      1992     1991
- -----------                  -------   -------   -------
Printing Papers              $ 3,905   $ 4,040   $ 4,075
Packaging                      3,095     3,245     3,030
Distribution                   3,140     2,980     2,590
Specialty Products             2,460     2,460     2,335
Forest Products                1,700     1,410     1,190
Less: Intersegment Sales        (615)     (537)     (517)
                             -------   -------   -------
Net Sales                    $13,685   $13,598   $12,703
                             -------   -------   -------
                             -------   -------   -------

Operating Profit

In millions                   1993    1992    1991
- -----------                  -----   -----   ------
Printing Papers              $(122)   $(70)  $  298
Packaging                      188     308      334
Distribution                    58      52       53
Specialty Products             263      83      227
Forest Products                445     197      126
                             -----   -----   ------
Operating Profit               832     570    1,038

  Interest Expense, net       (310)   (247)    (315)
  Corporate Items, net         (22)   (117)     (85)
                             -----   -----   ------
Earnings Before Income
  Taxes, Extraordinary
  Item and Cumulative
  Effect of Accounting
  Changes                    $ 500   $ 206   $  638
                             -----   -----   ------
                             -----   -----   ------

Assets

In millions                    1993      1992     1991
- -----------                  -------   -------   -------
Printing Papers              $ 6,466   $ 6,566   $ 5,448
Packaging                      3,011     3,090     3,118
Distribution                   1,085     1,062     1,008
Specialty Products             2,607     2,585     2,427
Forest Products                1,603     1,522     1,619
Investment in:
  Carter Holt Harvey             331       285       258
  Scitex                         228       214
Corporate 1                    1,300     1,192     1,063
                             -------   -------   -------
Assets                       $16,631   $16,516   $14,941
                             -------   -------   -------
                             -------   -------   -------
1 Corporate assets are principally cash and temporary investments, investments and other assets that are not identifiable with industry segments.

Depreciation, Depletion and Amortization

In millions                  1993     1992     1991
- -----------                  ----     ----     ----
Printing Papers              $414     $392     $328
Packaging                     213      211      191
Distribution                   28       30       20
Specialty Products            180      152      129
Forest Products                93       84       76
Corporate                      10       14       11
                             ----     ----     ----
Depreciation, Depletion
  and Amortization           $938 2   $883 2   $755
                             ----     ----     ----
                             ----     ----     ----
2 Increased by $41 million in both 1993 and 1992 for additional depreciation related to the adoption of SFAS No. 109.

Industry Segment Contributions

Earnings before income taxes were $500 million in 1993, $206 million ($604 million before the $370 million productivity improvement charge and $28 million of environmental charges) in 1992 and $638 million ($698 million before the reduction in force charge) in 1991. Discussions of operating results by business segment are set forth on pages 10 (Printing Papers), 16 (Packaging), 20 (Distribution), 26 (Specialty Products) and 30 (Forest Products). The following table portrays 1993, 1992 and 1991 industry segment contributions:

                                                            Restruct-
                                      Operating Profit       turing
                                           Before             and
                                      Restructuring and      Other          Operating
                                        Other Charges    Charges          Profit
                                     --------------------  ----------  --------------------
In millions                           1993   1992   1991   1992  1991   1993   1992   1991
- -----------                          -----  -----  ------  ----  ----  -----  -----  ------
Printing Papers                      $(122) $  19  $  318  $ 89   $20  $(122) $ (70) $  298
Packaging                              188    330     346    22    12    188    308     334
Distribution                            58     58      54     6     1     58     52      53
Specialty Products                     263    238     244   155    17    263     83     227
Forest Products                        445    261     126    64          445    197     126
                                     -----  -----  ------  ----   ---  -----  -----  ------
Operating Profit                       832    906   1,088   336    50    832    570   1,038
  Interest Expense, net               (310)  (247)   (315)              (310)  (247)   (315)
  Corporate Items, net                 (22)   (55)    (75)   62    10    (22)  (117)    (85)
                                     -----  -----  ------  ----   ---  -----  -----  ------
Earnings Before Income Taxes,
  Extraordinary Item and Cumulative
  Effect of Accounting Changes       $ 500  $ 604  $  698  $398   $60  $ 500  $ 206  $  638
                                     -----  -----  ------  ----   ---  -----  -----  ------
                                     -----  -----  ------  ----   ---  -----  -----  ------

Industry segment data for 1992 and 1991 has been restated to reclassify certain operations from Packaging and Forest Products to Specialty Products to conform with the current-year presentation.

REPORT OF MANAGEMENT ON FINANCIAL STATEMENTS

The management of International Paper Company is responsible for the fair presentation of the information contained in the financial statements in this annual report. The statements are prepared in accordance with generally accepted accounting principles and reflect management's best judgment as to the Company's financial position, results of operations and cash flows.

The Company maintains a system of internal accounting controls designed to provide reasonable assurance that transactions are properly recorded and summarized so that reliable financial records and reports can be prepared and assets safeguarded.


An important part of the internal controls system is the Company's
Policy on Ethical Business Conduct, which requires employees to maintain the highest ethical and legal standards in their conduct of Company business. The internal controls system further includes careful selection and training of supervisory and management personnel, appropriate delegation of authority and division of responsibility, dissemination of accounting and business policies throughout the Company, and an extensive program of internal audits with management follow-up. During 1993, the Company instituted a toll-free telephone "compliance line" whereby any employee may report suspected violations of law or Company policy.

The independent public accountants provide an objective, independent review of management's discharge of its responsibility for the fairness of the Company's financial statements. They review the Company's internal accounting controls and conduct tests of procedures and accounting records to enable them to form the opinion set forth in their report.

The Board of Directors monitors management's administration of the Company's financial and accounting policies and practices, and the preparation of these financial statements. The Audit Committee, which consists of five nonemployee directors, meets regularly with representatives of management, the independent public accountants and the internal Auditor to review their activities. At the annual meeting, the Audit Committee presents a summary of its findings to the shareholders and recommends that the shareholders approve the appointment of the independent public accountants to conduct the annual audit.

The independent public accountants and the internal Auditor both have free access to the Audit Committee and meet regularly with the Audit Committee, with and without management representatives in attendance.

Robert C. Butler

Robert C. Butler
Senior Vice President and Chief Financial Officer

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of International Paper Company:

We have audited the accompanying consolidated balance sheets of International Paper Company (a New York corporation) and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of earnings, common shareholders' equity and cash flows for each of the three years ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Paper Company and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years ended December 31, 1993, in conformity with generally accepted accounting principles.

As explained in Notes 5 and 11 to the financial statements, effective January 1, 1992, the Company changed its method of accounting for income taxes, and effective January 1, 1991, changed its method of accounting for postretirement benefits.

Arthur Anderson & Co.

New York, N.Y.
February 4, 1994
                                  42

CONSOLIDATED STATEMENT OF EARNINGS

In millions, except per share amounts,
for the years ended December 31                     1993      1992      1991
- --------------------------------------             -------   -------   -------
Net Sales                                          $13,685   $13,598   $12,703
                                                   -------   -------   -------
Costs and Expenses
  Cost of products sold                             10,191    10,137     9,316
  Depreciation and amortization                        898       850       725
  Distribution expenses                                634       629       569
  Selling and administrative expenses                  999       981       945
  Taxes other than payroll and income taxes            153       150       135
  Restructuring charges                                          370        60
  Other                                                           28
                                                   -------   -------   -------
Total Costs and Expenses                            12,875    13,145    11,750
                                                   -------   -------   -------
Earnings Before Interest, Income Taxes,
  Extraordinary Item and Cumulative Effect of
  Accounting Changes                                   810       453       953
  Interest expense, net                                310       247       315
                                                   -------   -------   -------
Earnings Before Income Taxes, Extraordinary Item
  and Cumulative Effect of Accounting Changes          500       206       638
  Provision for income taxes (includes $25 in 1993 related to the increase in the U.S.

    statutory federal income tax rate)                 211        64       239
                                                   -------   -------   -------
Earnings Before Extraordinary Item and Cumulative
  Effect of Accounting Changes                         289       142       399
  Extraordinary item--loss on extinguishment of
    debt (less tax benefit of $3)--Note 8                         (6)
  Cumulative effect of change in accounting for
    income taxes--Note 5                                         (50)
  Cumulative effect of change in accounting for
    postretirement benefits (less deferred tax
    benefit of $135)--Note 11                                             (215)
                                                   -------   -------   -------
Net Earnings                                       $   289   $    86   $   184
                                                   -------   -------   -------
                                                   -------   -------   -------
Earnings per Common Share
  Earnings before extraordinary item and
    cumulative effect of accounting changes        $  2.34   $  1.17   $  3.61
  Extraordinary item--loss on extinguishment
    of debt--Note 8                                             (.05)
  Cumulative effect of change in accounting for
    income taxes--Note 5                                        (.41)
  Cumulative effect of change in accounting for
    postretirement benefits--Note 11                                     (1.95)
                                                   -------   -------   -------
Earnings per Common Share                          $  2.34   $   .71   $  1.66
                                                   -------   -------   -------
                                                   -------   -------   -------
The accompanying notes are an integral part of these financial statements.

CONSOLIDATED BALANCE SHEET

In millions at December 31                                   1993      1992
- --------------------------                                 -------   -------
Assets

Current Assets
  Cash and temporary investments, at cost,
    which approximates market                              $   242   $   225
  Accounts and notes receivable, less allowances of
    $104 in 1993 and $91 in 1992                             1,856     1,861
  Inventories                                                2,024     1,938
  Other current assets                                         279       342
                                                           -------   -------
Total Current Assets                                         4,401     4,366
                                                           -------   -------
Plants, Properties and Equipment, Net                        8,872     8,884
Forestlands                                                    786       759
Investments                                                    631       599
Goodwill                                                       754       772
Deferred Charges and Other Assets                            1,187     1,136
                                                           -------   -------

Total Assets                                               $16,631   $16,516
                                                           -------   -------
                                                           -------   -------

Liabilities and Common Shareholders' Equity

Current Liabilities
  Notes payable and current maturities of long-term debt   $ 2,089   $ 2,356
  Accounts payable                                           1,089     1,259
  Accrued payroll and benefits                                 181       173
  Accrued income taxes                                          97       104
  Other accrued liabilities                                    553       639
                                                           -------   -------
Total Current Liabilities                                    4,009     4,531
                                                           -------   -------
Long-Term Debt                                               3,601     3,096
Deferred Income Taxes                                        1,614     1,474
Minority Interest and Other Liabilities                      1,182     1,226
Commitments and Contingent Liabilities--Note 6
Common Shareholders' Equity
  Common stock, $1 par value; issued 1993--127.3 shares,
    1992--127.0 shares                                         127       127
  Paid-in capital                                            1,704     1,792
  Retained earnings                                          4,553     4,472
                                                           -------   -------
                                                             6,384     6,391
  Less: Common stock held in treasury, at cost;
    1993--3.4 shares, 1992--4.3 shares                         159       202
                                                           -------   -------
Total Common Shareholders' Equity                            6,225     6,189
                                                           -------   -------
Total Liabilities and Common Shareholders' Equity          $16,631   $16,516
                                                           -------   -------
                                                           -------   -------
The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

In millions for the years ended December 31          1993      1992     1991
- -------------------------------------------        -------   -------   -------
Operating Activities
  Net earnings                                     $   289   $    86   $   184
  Cumulative effect of accounting changes                         50       215
  Noncash items
    Depreciation and amortization                      898       850       725
    Deferred income taxes                               54       (99)       30
    Restructuring and other charges                              398        60
    Other, net                                         (22)      (95)       45
  Changes in current assets and liabilities
    Accounts and notes receivable                       78         2        79
    Inventories                                        (93)     (127)      (74)
    Accounts payable and accrued liabilities          (272)       (2)     (122)

    Other                                               (3)       15        35
                                                   -------   -------   -------
Cash Provided by Operations                            929     1,078     1,177
                                                   -------   -------   -------
Investment Activities
  Invested in capital projects                        (954)   (1,368)(1,197)
  Mergers and acquisitions
    Plants, properties and equipment                   (17)     (163)     (131)
    Goodwill                                            (9)      (13)     (211)
    Other assets and liabilities, net                   (9)       23      (115)
  Investments in affiliated companies                   (9)     (247)     (258)
  Other                                               (124)     (104)      (56)
                                                   -------   -------   -------
Cash Used for Investment Activities                 (1,122)   (1,872)   (1,968)
                                                   -------   -------   -------
Financing Activities
  Issuance of common stock                              60       703        45
  Sale of limited partnership interests                165
  Issuance of debt                                   1,276     1,852     1,583
  Reduction of debt                                 (1,016)   (1,458)     (589)
  Dividends paid                                      (208)     (206)     (186)
  Other                                                (62)     (102)      (76)
                                                   -------   -------   -------
Cash Provided by Financing Activities                  215       789       777
                                                   -------   -------   -------
Effect of Exchange Rate Changes on Cash                 (5)       (8)       (4)
                                                   -------   -------   -------
Change in Cash and Temporary Investments                17       (13)      (18)
Cash and Temporary Investments
  Beginning of the year                                225       238       256
                                                   -------   -------   -------
  End of the year                                  $   242   $   225   $   238
                                                   -------   -------   -------
                                                   -------   -------   -------
The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF COMMON SHAREHOLDERS' EQUITY

                                                                                                              Total
   Common Stock                                        Common
                                                      Issued                               Treasury Stock     Share-
                                                 ----------------    Paid-In    Retained   ---------------   holders'
In millions, except share amounts in thousands  Shares   Amount   Capital 1   Earnings   Shares   Amount    Equity
- ----------------------------------------------   -------   ------   ---------   --------   ------   ------   --------
Balance, January 1, 1991                         117,303    $117     $1,243      $4,581     7,594    $309     $5,632
  Conversion of subordinated debentures                                  33                (1,244)    (43)        76
  Issuance of stock for merger                                           (7)         13      (512)    (13)        19
  Issuance of stock for various plans                275       1         39                  (714)    (18)        58
  Cash dividends--Common stock ($1.68 per

    share)                                                                         (186)                        (186)
  Foreign currency translation (less tax
    benefit of $10)                                                     (44)                                     (44)
  Net earnings                                                                      184                          184
                                                 -------    ----     ------      ------    ------    ----     ------
Balance, December 31, 1991                       117,578     118      1,264       4,592     5,124     235      5,739
  Issuance of stock in a public offering           9,200       9        641                                      650
  Issuance of stock for various plans                215                 27                  (793)    (33)        60
  Cash dividends--Common stock ($1.68 per
    share)                                                                         (206)                        (206)
  Foreign currency translation (less tax
    benefit of $58)                                                    (140)                                    (140)
  Net earnings                                                                       86                           86
                                                 -------    ----     ------      ------    ------    ----     ------
Balance, December 31, 1992                       126,993     127      1,792       4,472     4,331     202      6,189
  Issuance of stock for acquisition                                       2                  (117)     (5)         7
  Issuance of stock for various plans                294                 38                  (815)    (38)        76
  Cash dividends--Common stock ($1.68 per
    share)                                                                         (208)                        (208)
  Foreign currency translation (less tax
    benefit of $14)                                                    (128)                                    (128)
  Net earnings                                                                      289                          289
                                                 -------    ----     ------      ------    ------    ----     ------
Balance, December 31, 1993                       127,287    $127     $1,704      $4,553     3,399    $159     $6,225
                                                 -------    ----     ------      ------    ------    ----     ------
                                                 -------    ----     ------      ------    ------    ----     ------

1 The cumulative foreign currency translation adjustment was $(280)
  million, $(152) million and $(12) million at December 31, 1993, 1992 and 1991, respectively.

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

Consolidation

The consolidated financial statements include the accounts of International Paper Company and its subsidiaries (the Company). Minority interest represents minority shareholders' proportionate share of the equity in several of the Company's consolidated subsidiaries, primarily IP Timberlands, Ltd. (IPT), Zanders Feinpapiere AG, Georgetown Equipment Leasing Associates, L.P. and Trout Creek Equipment Leasing, L.P. All significant intercompany balances and transactions are eliminated. Investments in affiliated companies owned 20% or more, and the Company's investments in Carter Holt Harvey Limited and Scitex Corporation Ltd. where the Company has the ability to exercise significant influence, are accounted for by the equity method. The Company's share of affiliates' earnings is included in the consolidated statement of earnings.


Temporary Investments

Temporary investments with an original maturity of three months or less are treated as cash equivalents and are stated at cost.

Inventories

Inventory values include all costs directly associated with manufacturing products: materials, labor and manufacturing overhead. These values are presented at cost or market if it is lower. Costs of raw materials and finished pulp and paper products are generally determined on the last-in, first-out method. Other inventories are primarily stated using the first-in, first-out or average cost method.

Plants, Properties and Equipment

Plants, properties and equipment are stated at cost, less accumulated depreciation. For financial reporting purposes, the Company uses the units-of-production method for depreciating its major pulp and paper mills and certain wood products facilities and the straight-line method for other plants and equipment. Annual straight-line depreciation rates are buildings, 2 1/2% to 8%, and machinery and equipment, 5% to 33%. For tax purposes, depreciation is computed utilizing accelerated methods.

Start-up costs on major projects are capitalized and amortized over a five-year period. Unamortized start-up costs were $125 million, $126 million and $93 million at December 31, 1993, 1992 and 1991, respectively.

Interest costs for the construction of certain long-term assets are capitalized and amortized over the related assets' estimated useful lives. The Company capitalized net interest costs of $12 million in 1993, $42 million in 1992 and $36 million in 1991. Interest payments during 1993, 1992 and 1991 were $372 million, $363 million and $385 million, respectively.

Forestlands

The Company, which currently owns 84% and 100% of IPT's Class A and Class B Units, respectively, controlled approximately 6.2 million acres of forestlands in the United States at December 31, 1993. Forestlands are stated at cost, less accumulated depletion representing the cost of timber harvested. Forestlands include owned property as well as certain timber harvesting rights with terms of one or more years. Costs attributable to timber are charged against income as trees are cut. The depletion rate charged is determined annually based on the relationship of remaining costs to estimated recoverable volume.

Translation of International Currencies

Balance sheets of the Company's international operations are translated into U.S. dollars at year-end exchange rates, while statements of earnings are translated at average rates. Adjustments resulting from financial statement translations are included as cumulative translation adjustments in paid-in capital. Gains and losses resulting from foreign currency transactions are included in earnings.

The Company enters into foreign exchange contracts to hedge a portion of its investment in overseas operations. Gains and losses resulting from these contracts are determined monthly based on published currency exchange rates and are recorded as translation adjustments in paid-in capital. At December 31, 1993, contracts in various currencies totaling $2.6 billion were outstanding based on year-end exchange rates. Gains of $68 million related to these outstanding contracts have been included in paid-in capital. These gains are offset by losses from the revaluation of the net assets being hedged.

Amortization of Intangible Assets

Goodwill, the cost in excess of assigned value of businesses acquired, is amortized over 40 years. Accumulated amortization was $101 million and $77 million at December 31, 1993 and 1992, respectively.

Revenue Recognition

The Company generally recognizes revenues when goods are shipped.

Earnings per Common Share

Earnings per common share were computed on the basis of the following average number of shares outstanding (in millions): 1993--123.2;
1992--121.4; 1991--110.5. The effect of all dilutive securities is immaterial.

Reclassifications

Certain reclassifications have been made to prior-year amounts to conform with the current-year presentation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2. Industry Segment Information

Financial information by industry segment and geographic area for 1993, 1992 and 1991 is presented on pages 37, 40 and 41.

Note 3. Mergers and Acquisitions

In April 1993, the Company acquired certain assets of the Los Angeles-based Ingram Paper Company (Ingram), a distributor of industrial and fine printing papers. In December, JB Papers, Inc. (JB Papers), a paper distribution company located in Union, N.J., was purchased. Also in December, the assets of Monsanto Company's Kentucky-based Fome-Cor division, a manufacturer of polystyrene foam boards, were acquired. The consolidated balance sheet as of December 31, 1993 includes a preliminary allocation of the purchase prices for Ingram, JB Papers and Fome-Cor, which will be finalized in 1994.

During the first quarter of 1992, the operating assets of Western Paper Company (Western Pacific), a printing and industrial distribution business based in Portland, Ore., were purchased. In the second quarter, the Company acquired an equity interest in Scitex Corporation Ltd. (Scitex), an Israeli-based world leader in color electronic prepress systems for the graphic design, printing and publishing industries. In the third quarter, Zaklady Celulozowa-Papierniecze S.A. w Kwidzynie (Kwidzyn) was acquired from the Government of the Republic of Poland. Kwidzyn is Poland's largest white papers manufacturer and only integrated bleached pulp and paper company. In the fourth quarter, certain assets of the chemical division of M. Peterson & Son AS (Peterson) were acquired.

During the first quarter of 1991, the Company purchased certain packaging and sheeting facilities located in France previously owned by Georgia-Pacific Corporation (the Rhone Valley Packaging business). In April, the packaging equipment division of United Dominion Industries Ltd. (Evergreen Packaging Equipment) was purchased. Also in April, the Company acquired the common stock of Dillard Paper Company, a domestic wholesale distributor of printing and industrial papers, packaging equipment and supplies. In August, the Company completed a merger with Leslie Paper Company, a paper distribution firm headquartered in Minneapolis, Minn. In November, the Company entered into an agreement with Brierley Investments Limited to control 32% of Carter Holt Harvey Limited, a major New Zealand forest products and paper company. In December, the common stock of Scaldia Papier BV, a paper distribution company based in Nijmegen, Netherlands, was purchased.

All of the 1993, 1992 and 1991 acquisitions, except the merger with Leslie Paper Company, were accounted for using the purchase method. The operating results of these mergers and acquisitions have been included in the consolidated statement of earnings from the dates of acquisition. The effects of these mergers and acquisitions, individually or in the aggregate, were not significant to the Company's consolidated financial statements.

During 1993, the Company contributed assets with a fair market value of approximately $900 million to two newly formed limited partnerships, Georgetown Equipment Leasing Associates, L.P. and Trout Creek Equipment Leasing, L.P. These partnerships are separate and distinct legal entities from the Company and have separate assets, liabilities, business functions and operations. However, for accounting purposes, the Company continues to consolidate these assets, and the minority shareholders' interest is reflected as minority interest in the accompanying financial statements. The purpose of the partnerships is to invest in and manage a portfolio of assets including pulp and paper equipment used at the Georgetown, S.C., and Ticonderoga, N.Y., mills. This equipment is leased to the Company under long-term leases. Partnership assets also include floating-rate notes and cash. During 1993, outside investors purchased a portion of the Company's limited-partner interests for $132 million and also contributed an additional $33 million to one of these partnerships.

At December 31, 1993, the Company held aggregate general and limited-partner interests totaling 83.5% in Georgetown Equipment Leasing Associates, L.P. and 81.2% in Trout Creek Equipment Leasing, L.P. The Company also held $197 million of borrowings from these partnerships. These funds are being used for general corporate purposes.

Note 4. Restructuring and Other Charges

In November 1992, the Company recorded pre-tax charges of $370 million to establish a productivity improvement reserve and $28 million for environmental remediation and clean-up. Of the total productivity improvement charge, $328 million was for plant shutdowns ($126 million), consolidations and other write-offs ($138 million) and severance and employee relocation ($64 million). Other costs included in the productivity charge concerned legal, warranty and miscellaneous items amounting to $42 million.

In December 1991, the Company recorded a $60 million ($37 million after taxes or $.33 per share) reduction in force charge to cover severance costs associated with the elimination of more than 1,000 positions from its worldwide work force.

Notes to Consolidated Financial Statements

Note 5. Income Taxes

The Company uses the liability method required by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No.
109), whereby deferred income taxes are recorded based upon differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities must be revalued to reflect new tax rates in the periods rate changes are enacted. Accordingly, the 1993 provision for income taxes includes a charge of $25 million ($.20 per share) for deferred tax expense resulting from the August enactment of the Omnibus Budget Reconciliation Act of 1993, which raised the federal income tax rate by 1% retroactive to January 1, 1993.

The Company adopted the provisions of SFAS No. 109 in the fourth quarter of 1992. First-quarter operations were restated to record an after-tax charge of $50 million ($.41 per share) as the cumulative effect of the accounting change as of January 1, 1992. For 1992 this change also increased depreciation and amortization expense and decreased the provision for income taxes by approximately $41 million. In addition, plants, properties and equipment and deferred income taxes each increased by approximately $500 million as of January 1, 1992.

The components of earnings before income taxes, extraordinary item and cumulative effect of accounting changes and the provision for income taxes by taxing jurisdiction were:

In millions                           1993   1992   1991

- -----------                           ----   ----   ----
Earnings (losses)
  U.S.                                $577   $134   $505
  Non-U.S.                             (77)    72    133
                                      ----   ----   ----
Earnings before income taxes,
  extraordinary item and cumulative
  effect of accounting changes        $500   $206   $638
                                      ----   ----   ----
                                      ----   ----   ----

In millions                           1993   1992   1991
- -----------                           ----   ----   ----
Current tax provision
  U.S. federal                      $114   $120   $151
  U.S. state and local                12     14      9
  Non-U.S.                              31     29     49
                                      ----   ----   ----
                                   157    163    209
                                      ----   ----   ----
Deferred tax provision
  U.S. federal                        64    (79)    15
  U.S. state and local                20    (17)     5
  Non-U.S.                             (55)    (3)    10
  U.S. federal rate change        25
                                      ----   ----   ----
                                54    (99)    30
                                      ----   ----   ----
Provision for income taxes            $211   $ 64   $239
                                      ----   ----   ----
                                      ----   ----   ----

Major components of deferred income taxes relate to alternative minimum tax credits, non-U.S. net operating losses, accelerated depreciation, restructuring accruals, pension cost funding, adoption of SFAS No. 109 and the U.S. statutory federal income tax rate change.

The Company made income tax payments of $156 million, $130 million and $247 million in 1993, 1992 and 1991, respectively.

A reconciliation of income tax expense using the statutory U.S. income tax rate compared to the Company's actual income tax expense follows:

In millions                           1993   1992   1991
- -----------                           ----   ----   ----
Earnings before income taxes,
  extraordinary item and cumulative
  effect of accounting changes      $500   $206   $638
Statutory U.S. income tax rate       35%    34%    34%
                                      ----   ----   ----
Tax expense using statutory U.S.
  income tax rate                      175     70    217
State and local taxes                   21     (2)     9
Goodwill                                 7     18      4

Foreign sales corporation benefit       (6)    (6)    (9)
U.S. federal rate change                25
Tax credits                             (9)    (6)    (1)
Other, net                              (2)   (10)    19
                                      ----   ----   ----
Provision for income taxes            $211   $ 64   $239
                                      ----   ----   ----
Effective income tax rate               42%    31%    37%
                                      ----   ----   ----
                                      ----   ----   ----

The net deferred income tax liability as of December 31, 1993 and 1992 includes the following components:

In millions                            1993       1992
- -----------                          -------    -------
Current deferred tax asset           $   176    $   213
Noncurrent deferred tax asset            115         57
Noncurrent deferred tax liability     (1,614)    (1,474)
                                     -------    -------
Total                                $(1,323)   $(1,204)
                                     -------    -------
                                     -------    -------

The tax effects of significant temporary differences representing deferred tax assets and liabilities at December 31, 1993 and 1992 were as follows:

In millions                            1993       1992
- -----------                          -------    -------
Plants, properties and equipment     $(1,644)   $(1,460)
Prepaid pension costs                   (204)      (156)
Postretirement benefit accruals          150        163
Alternative minimum tax credit
  carryforwards                           92         70
Non-U.S. net operating losses            115         57
Other                                    168        122
                                     -------    -------
Total                                $(1,323)   $(1,204)
                                     -------    -------
                                     -------    -------

At December 31, 1993, the Company had alternative minimum tax credit carryforwards of approximately $92 million that can be carried forward indefinitely. The Company had net operating loss carryforwards applicable to non-U.S. subsidiaries of which $137 million expires in years 1997 through 2003 and $206 million can be carried forward indefinitely.

Deferred taxes are not provided for temporary differences of approximately $385 million and $440 million as of December 31, 1993 and 1992, respectively, representing earnings of non-U.S. subsidiaries that are intended to be permanently reinvested. If these earnings were remitted, the Company believes that U.S. foreign tax credits would eliminate any significant impact on future income tax provisions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6. Commitments and Contingent Liabilities

The Company leases certain property, machinery and equipment under cancelable and noncancelable lease agreements. At December 31, 1993, total future minimum rental commitments under noncancelable leases were $305 million, due as follows: 1994--$68 million, 1995--$55 million, 1996--$46 million, 1997--$39 million, 1998--$35 million and thereafter--$62 million.

The Company is involved in various inquiries, administrative proceedings and litigation relating to contracts, sales of property, environmental protection, tax, anti-trust and other matters, some of which allege substantial monetary damages. While any proceeding or litigation has the element of uncertainty, the Company believes that the outcome of any lawsuit or claim that is pending or threatened, or all of them combined, will not have a material adverse effect on its consolidated financial position or results of operations.

Note 7. Supplementary Balance Sheet Information

Inventories by major category were:

In millions at December 31              1993   1992
- --------------------------            ------     ------
Raw materials                         $  380     $  354
Finished pulp, paper and packaging
  products                             1,017        964
Finished imaging products                164        192
Finished lumber and panel products        79         70
Operating supplies                       324        310
Other                                     60         48
                                      ------     ------
Inventories                           $2,024     $1,938
                                      ------     ------
                                      ------     ------

Total inventories at December 31, 1991 were approximately $1.8 billion. Approximately 72% of the Company's total raw materials and finished products inventories were valued using the last-in, first-out method. If the first-in, first-out method had been used, it would have increased total inventory balances by approximately $160 million, $168 million and $183 million at December 31, 1993, 1992 and 1991, respectively.

Plants, properties and equipment by major classification were:

In millions at December 31                 1993        1992
- --------------------------               -------      -------
Pulp, paper and packaging facilities

  Mills                                  $10,996      $10,588
  Packaging plants                         1,138        1,067
Wood products facilities                   1,178        1,082
Other plants, properties and equipment     1,865        1,801
                                         -------      -------
Gross cost                                15,177       14,538
Less: Accumulated depreciation             6,305        5,654
                                         -------      -------
Plants, properties and equipment, net    $ 8,872      $ 8,884
                                         -------      -------
                                         -------      -------

Note 8. Debt and Lines of Credit

A summary of long-term debt follows:

In millions at December 31                            1993     1992
- --------------------------                           ------   ------
9.4% to 9.7% notes--due 1995-2002                    $  400   $  400
7 5/8% notes--due 2007                                  199      199
7 5/8% notes--due 2023                                  199
6 1/8% notes--due 2003                                  199
6 7/8% notes--due 2023                                  197
Medium-term notes--due 1994-2006 1                      549      589
9 3/8% French franc note--due 1994                       95       94
5 1/8% debentures--due 2012                              78       77
5 3/4% convertible subordinated debentures--
  due 2002 2                                            199      199
Environmental and industrial development bonds 3,4      747      750
Commercial paper 5                                      516      473
Other 6                                                 401      414
                                                     ------   ------
Total                                                 3,779 7  3,195
Less: Current maturities                                178       99
                                                     ------   ------
Long-term debt                                       $3,601   $3,096
                                                     ------   ------
                                                     ------   ------
1 The weighted average interest rate on these notes was 8.7% in both
  1993 and 1992.

2 The 5 3/4% convertible subordinated debentures are convertible into Company common stock at a conversion price of $68.50 per share. These debentures are redeemable at par.

3 The weighted average interest rate on these bonds was 5.3% in 1993 and 6.4% in 1992.

4 Includes $279 million and $284 million of bonds at December 31,1993 and 1992, respectively, which may be tendered at various dates and/or under certain circumstances.

5 The average interest rate based on a weighted average of stated month-end rates was 3.5% in 1993 and 4.2% in 1992.


6 Includes $95 million in 1993 and $104 million in 1992 of French franc borrowings with a weighted average interest rate of 5.6% in 1993 and 6.6% in 1992, and $214 million in 1993 and $190 million in 1992 of German mark borrowings with a weighted average interest rate of 6.6% in 1993 and 5.1% in 1992.

7 The fair market value is approximately $4.0 billion.

At December 31, 1993 and 1992, the Company classified $795 and $760 million, respectively, of tenderable bonds and commercial paper as long-term debt. The Company has the intent and ability to renew or convert these obligations through 1994 and into future periods.

Total maturities of long-term debt over the next five years are:
1994--$178 million, 1995--$1,104 million, 1996--$234 million, 1997--$152 million and 1998--$123 million. The 1995 amount includes $795 million under a revolving credit agreement that will be rolled over before maturity.

At December 31, 1993, the Company had unused bank lines of credit of approximately $1.5 billion. The lines generally provide for interest at market rates plus a margin based on the Company's current bond rating. The principal line provides for $795 million of credit through November 1995, cancelable only if the Company's bond rating drops below investment grade. A facility fee of .125% to .25% of the line is payable annually.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Notes payable at December 31, 1993 included $245 million of French franc-denominated borrowings with a weighted average interest rate of 7.6%.

The Company has entered into certain cross-currency and interest rate swap agreements. In November 1993, the Company entered into interest rate swap agreements that effectively converted $400 million of fixed-rate 10- and 30-year notes with interest rates of 6 1/8% to 6 7/8% to adjustable-rate debt. During the first year, interest rates are adjustable at six-month intervals based on LIBOR. After the first year, interest is payable at fixed rates slightly above the stated coupon rates. Additionally, a cross-currency swap agreement provides that in April 1994, the Company will pay 14 million British pounds plus interest at an 11.34% average rate and will receive about $21 million plus interest based on commercial paper rates. The risk of loss to the Company for nonperformance by any party to these agreements is not significant.

In 1992, an extraordinary loss of $6 million after taxes ($.05 per share) was recorded for the extinguishment of high-interest-rate debt.

Note 9. Capital Stock


The authorized capital stock of the Company at December 31, 1993 and 1992 consisted of 400,000,000 shares of common stock, $1 par value; 400,000 shares of cumulative $4 nonredeemable preferred stock, without par value (stated value of $100 per share); and 8,750,000 shares of serial preferred stock, $1 par value. The serial preferred stock is issuable in one or more series by the Board of Directors without further shareholder action.

In January 1992, 9.2 million shares of common stock were sold in a public offering. Proceeds of $650 million were used to repay long-term and short-term borrowings.

The Company has stock rights under a Shareholder Rights Plan whereby each share of common stock has one right. Each right entitles shareholders to purchase one common stock share at an exercise price of $155. The rights will become exercisable 10 days after anyone acquires or tenders for 20% or more of the Company's common stock. If, thereafter, anyone acquires 30% or more of the common stock, or a 20% or more owner combines with the Company in a reverse merger in which the Company survives and its common stock is not changed, each right will entitle its holder to purchase Company common stock with a value of twice the $155 exercise price. If, following an acquisition of 20% or more of the common stock, the Company is acquired in a merger or sells 50% of its assets or earnings power, each right will entitle its holder to purchase stock of the acquiring company with a value of twice the $155 exercise price.

Note 10. Retirement Plans

The Company maintains numerous noncontributory pension plans that provide retirement benefits to substantially all employees. Employees generally are eligible to participate in the plans upon commencement of employment and become fully vested after five years of service.

The plans provide defined benefits based on years of credited service and either final average earnings (salaried employees), hourly job rates or specified benefit rates (hourly and union employees). The Company makes contributions that are sufficient to fully fund its actuarially determined costs, generally equal to the minimum amounts required by ERISA.

Net periodic pension income for the Company's qualified and nonqualified defined benefit plans comprised the following:

In millions                                        1993    1992    1991
- -----------                                       -----   -----   -----
Service cost--benefits earned during the period   $ (43)  $ (43)  $ (40)
Interest cost on projected benefit obligation      (143)   (136)   (129)
Actual return on plan assets                        291     135     565
Net amortization and deferrals                      (18)    125    (331)
                                                  -----   -----   -----
Net periodic pension income                       $  87   $  81   $  65
                                                  -----   -----   -----

                                                  -----   -----   -----

The actuarial assumptions used in determining net periodic pension costs for the years presented were:

                                            1993    1992   1991
                                           -----   -----   ----
Discount rate                               8.0%    8.0%   8.5%
Expected long-term return on plan assets   10.0%   10.0%   9.5%
Weighted average rate of increase in
  compensation levels                       5.0%    5.0%   5.5%
                                           -----   -----   -----
                                           -----   -----   -----

The discount rates and the rates of increase in future compensation levels used to determine the projected benefit obligations at December 31, 1993 were 7.25% and 4.0%, respectively, and at December 31, 1992 were 8.0% and 5.0%, respectively.

The following table presents the funded status of the Company's pension plans and the amounts reflected in the accompanying consolidated balance sheet:

In millions at December 31                            1993     1992
- --------------------------                           ------   ------
Actuarial present value of benefit obligations
  Vested benefits                                    $1,835   $1,575
                                                     ------   ------
  Accumulated benefit obligation                     $1,986   $1,682
                                                     ------   ------
Projected benefit obligation                         $2,145   $1,828
Plan assets at fair value                             2,671    2,523
                                                     ------   ------
Projected benefit obligation less than plan assets      526      695
Unrecognized net loss/(gain)                             58     (131)
Balance of unrecorded transition asset                 (136)    (164)
Other                                                    59       21
                                                     ------   ------
Prepaid pension cost                                 $  507   $  421
                                                     ------   ------
                                                     ------   ------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Plan assets are held primarily in master trust accounts and comprised the following:

In millions at December 31    1993     1992
- --------------------------         ------   ------
Temporary investments   $  101   $  108
Fixed income securities             774      628
Corporate stocks                    1,290    1,305
International Paper common stock      351      347

Income-producing real estate      155      135
                                   ------   ------
Total plan assets   $2,671   $2,523
                                   ------   ------
                                   ------   ------

The Company sponsors several defined contribution plans to provide substantially all U.S. salaried and certain hourly employees of the Company an opportunity to accumulate personal funds for their retirement. Contributions may be made on a before-tax basis to substantially all of these plans.

As determined by the provisions of each plan, the Company matches the employees' voluntary contributions. Company matching contributions to the plans were approximately $38 million, $30 million and $28 million for the plan years ending in 1993, 1992 and 1991, respectively. The net assets of these plans approximated $1.3 billion as of the 1993 plan year-ends.

Note 11. Postretirement Benefits

The Company provides certain retiree health care and life insurance benefits covering substantially all U.S. salaried and certain hourly employees. Employees are generally eligible for benefits upon retirement and completion of a specified number of years of creditable service. A plan amendment in 1992 limits the maximum annual Company contribution for health care benefits for retirees after January 1, 1992 based on age at retirement and years of service after age 50. The Company does not pre-fund these benefits and has the right to modify or terminate certain of these plans in the future.

In the fourth quarter of 1991, the Company adopted the provisions of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," changing to the accrual method of accounting for these benefits effective January 1, 1991. Prior to 1991, postretirement benefit expense was recognized when claims were paid. The Company restated 1991 first-quarter operations to record a pre-tax charge of $350 million ($215 million after taxes or $1.95 per share) as the cumulative effect of an accounting change at that date. This change also increased 1991 pre-tax postretirement benefit expense by $25 million.

In 1992, the Company adopted the provisions of Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits." The impact of this change was not significant.

Postretirement benefit expense was $18 million, $12 million and $42 million in 1993, 1992 and 1991, respectively. Plan amendments in 1992 decreased expense by approximately $33 million. The components of expense in 1993 and 1992 were as follows:

In millions                          1993    1992
- -----------                                       ----    ----
Service cost--benefits earned during the period   $  8    $  7

Interest cost on accumulated postretirement
  benefit obligation                        25    23
Net amortization of plan amendments   (15)   (18)
                                                  ----    ----
Net postretirement benefit cost          $ 18  $ 12
                                                  ----    ----
                                                  ----    ----

The accumulated postretirement benefit obligation, included in minority interest and other liabilities in the accompanying consolidated balance sheet, comprised the following components:

In millions at December 31                        1993    1992
- --------------------------                        ----    ----
Retirees                          $249  $209
Fully eligible active plan participants    16    44
Other active plan participants            83    58
                                                  ----    ----
Total accumulated postretirement benefit
  obligation                                   348   311
Unrecognized net loss                   (58)   (28)
Unrecognized effect of plan amendments   104   115
                                                  ----    ----
Accrued postretirement benefit obligation   $394  $398
                                                  ----    ----
                                                  ----    ----

Future benefit costs were estimated assuming medical costs would increase at a 15% annual rate starting in 1991, decreasing to a 5% annual growth rate ratably over the next 13 years and then remaining at a 5% annual growth rate thereafter. A 1% increase in this annual trend rate would have increased the accumulated postretirement benefit obligation at December 31, 1993 by $24 million, with an immaterial effect on 1993 postretirement benefit expense. The weighted average discount rate used to estimate the accumulated postretirement benefit obligation at December 31, 1993 was 7.25%, down from 8.0% at December 31, 1992.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12. Incentive Plans

The Company has a Long-Term Incentive Compensation Plan that includes a Restricted Performance Share Plan, a Stock Option Plan and an Executive Continuity Award Plan, administered by a committee of nonemployee members of the Board of Directors who are not eligible for awards. The plan allows stock appreciation rights to be awarded either separately or in combination with other awards, although none were awarded in 1993, 1992 or 1991.

Under the Restricted Performance Share Plan, contingent awards of
Company common stock are granted by the committee. Awards are earned if the Company's financial performance over a five-year period meets or exceeds that of other forest products companies using standards determined by the committee. In 1992 and 1991, 163,000 shares and 141,000 shares, respectively, were earned. The awards for 1993 have not yet been determined.

The Stock Option Plan provides for the granting of incentive stock options and nonqualified stock options to key employees. The committee determines the option price, the number of shares for which an option is granted and the term (which cannot exceed 10 years). The option price is the market price of the stock at the date of grant. Upon exercise of an option, a replacement option may be granted with the exercise price equal to the current market price and with a term extending to the expiration date of the original option. Options awarded under the plan are restricted for a period of four years after the date of grant.

The following summarizes stock option transactions under stock option plans for the three years ended December 31, 1993:

                          Shares         Option Price
                        ---------       -------------
Balance at 1/1/91 1     2,274,364       13.930-58.750
  Granted               1,077,392       52.875-76.750
  Exercised              (657,682)      13.930-63.625
                        ---------       -------------
Balance at 12/31/91 1   2,694,074       13.930-76.750
  Granted               1,091,369       60.750-78.000
  Exercised              (561,634)      13.930-70.625
                        ---------       -------------
Balance at 12/31/92 1   3,223,809       13.930-78.000
  Granted                 941,900       59.375-69.250
  Exercised              (425,196)      13.930-64.000
                        ---------       -------------
Balance at 12/31/93 1   3,740,513       13.930-78.000
                        ---------       -------------
                        ---------       -------------
1 All options are exercisable under the plan upon grant; however, the underlying shares cannot be sold or are otherwise restricted for various periods.

The Executive Continuity Award Plan provides for the granting of tandem awards of restricted stock and nonqualified stock options to key executives. Grants are restricted and awards conditioned on attainment of specified age and years of service requirements. Exercise of the options results in the cancellation of the related restricted shares. In 1993, 1992 and 1991, restricted shares of 32,000, 20,000 and 8,000, respectively, were awarded under this plan. In each of the years 1992 and 1991, grants for 20,000 shares were forfeited.

At December 31, 1993 and 1992, a total of 3.7 million shares and 4.7 million shares, respectively, were available for grant under incentive plans.

Provisions for awards under the Long-Term Incentive Compensation Plan and all other incentive plans amounted to $31 million, $29 million and $32 million in 1993, 1992 and 1991, respectively. The provisions include charges for recently acquired companies, and adjustments of prior-year awards due to changes in the market price of Company stock and final determination of Restricted Performance Share Plan awards.

ELEVEN-YEAR FINANCIAL SUMMARY

Dollar amounts in millions, except
per share amounts and stock prices           1993           1992           1991
- ----------------------------------         -------         -------        -------
Results of Operations
  Net sales                                $13,685         $13,598        $12,703
  Costs and expenses, excluding
    interest                                12,875          13,145 2       11,750 3
  Earnings before income taxes,
    extraordinary item and
    cumulative effect of
    accounting changes                         500             206 2          638 3
  Extraordinary item                                            (6)
  Cumulative effect of accounting
    changes                                                    (50)          (215)
  Net earnings                                 289 1            86 2          184 3
  Earnings applicable to common
    shares                                     289 1            86 2          184 3

Financial Position
  Working capital                          $  392   $  (165) 5  $   404
  Plants, properties and
    equipment, net                     8,872     8,884    7,848
  Forestlands                               786       759      743
  Total assets                            16,631    16,516   14,941
  Long-term debt                     3,601     3,096    3,351
  Common shareholders' equity             6,225     6,189    5,739

Per Share of Common Stock 6
  Earnings before extraordinary
    item and cumulative effect of
    accounting changes                   $  2.34 1   $  1.17 2  $  3.61 3
  Extraordinary item                              (.05)
  Cumulative effect of accounting
    changes                                      (.41)     (1.95)
  Net earnings                              2.34 1       .71 2     1.66 3
  Cash dividends                      1.68      1.68     1.68
  Common shareholders' equity             50.25     50.46    51.03

Common Stock Prices 6
  High                                     69 7/8    78 1/2   78 1/4
  Low                                    56 5/8    58 1/2   50 1/2

  Year-end                            67 3/4    66 5/8   70 3/4

Financial Ratios
  Current ratio                               1.1       .96 5      1.1
  Total debt to capital ratio              38.7      38.0      39.1
  Return on equity                       4.7 1,7       1.4 2,7      3.2 3,7
  Return on capital employed               3.8 1,7       1.2 2,7      3.5 3,7

Capital Expenditures                   $   954   $ 1,368  $ 1,197

Number of Employees                    72,500    73,000   70,500

Financial Glossary

Current ratio--current assets divided by current liabilities

Total debt to capital ratio--long-term debt plus notes payable and current maturities of long-term debt divided by long-term debt, notes payable and current maturities of long-term debt, deferred income taxes, minority interest and other liabilities, preferred stock and total common shareholders' equity

Return on equity--net earnings divided by average common shareholders' equity (computed monthly)

Return on capital employed--net earnings plus after-tax interest expense and provision for deferred income taxes divided by total assets minus accounts payable and accrued liabilities at the beginning of the year

ELEVEN-YEAR FINANCIAL SUMMARY

Dollar amounts in millions, except
per share amounts and stock prices   1990 1989     1988      1987      1986      1985      1984      1983
- ---------------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS
  Net sales                     $12,960      $11,378    $9,587    $7,800    $5,540    $4,530    $4,750    $4,423
  Costs and expenses, excluding
    interest                          11,737 4      9,768     8,224     6,952     5,030     4,379     4,590     4,190
  Earnings before income taxes,
    extraordinary item and
    cumulative effect of
    accounting changes                   946 4      1,405     1,198       681       454       159       144       253
  Extraordinary item
  Cumulative effect of accounting
    changes
  Net earnings                           569 4        864       754       407       305       133       120       255
  Earnings applicable to common
    shares                               569 4        845       733       387       284       107        94       229

- ---------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
  Working capital                    $   784      $   366    $  781    $  657    $  296    $  350    $  574    $  652
  Plants, properties and
    equipment, net                     7,287        6,238     5,456     5,125     4,788     3,725     3,2763,129
  Forestlands                            751          764       772       780       783       741       780       780
  Total assets                        13,669       11,582     9,462     8,710     7,848     6,039     5,795     5,617
  Long-term debt                       3,096    2,324     1,853     1,937  1,764    1,191     1,015  940
  Common shareholders' equity          5,632        5,147     4,557     4,052  3,664    3,195     3,2983,321
- ---------------------------------------------------------------------------------------------------------------------
PER SHARE OF COMMON STOCK 6
  Earnings before extraordinary
    item and cumulative effect of
    accounting changes             $  5.21 4  $  7.72    $ 6.57    $ 3.68 $ 2.89   $ 1.08    $  .94    $ 2.31
  Extraordinary item
  Cumulative effect of accounting
    changes
  Net earnings                        5.21 4     7.72      6.57 3.68   2.89     1.08.94  2.31
  Cash dividends                1.68     1.53      1.28 1.20   1.20     1.20      1.20 1.20
  Common shareholders' equity       51.34    47.35     41.1436.35  35.04    33.34     33.0233.39
- ---------------------------------------------------------------------------------------------------------------------
COMMON STOCK PRICES 6
  High                              59 3/4   58 3/4    49 3/8    57 3/4     40   28 7/8    29 7/8   30
  Low                              42 3/4   45 1/8    36 1/2   27 24 1/4   22 1/8 23   23
  Year-end                      53 1/2   56 1/2    46 3/8    42 1/4 37 1/2   25 3/8    26 7/8    29 1/2
- ---------------------------------------------------------------------------------------------------------------------
FINANCIAL RATIOS
  Current ratio                 1.2      1.11.5  1.4    1.2      1.51.9  2.2
  Total debt to capital ratio        36.1     33.9      25.8 31.6   31.2     24.1      20.7 19.4
  Return on equity                10.5 4      17.8      17.0 10.0    8.3      3.32.8  7.0
  Return on capital employed         8.0 4      13.4      13.8 10.2    8.4      2.52.2  6.6
- ---------------------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURES             $ 1,267  $   887    $  645    $  603 $  576   $  79     $  628    $  738

NUMBER OF EMPLOYEES              69,000   63,500    55,500    45,500 44,000  32,000     33,500    33,600
- ---------------------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------------------

1 Includes $25 million ($.20 per share) of additional income tax expense to revalue deferred tax balances to reflect the increase in the U.S. statutory federal income tax rate.

2 Includes restructuring and other charges totaling $398 million ($263 million after taxes or $2.17 per share).

3 Includes a $60 million pre-tax restructuring charge ($37 million after taxes or $.33 per share) and additional expenses related to the adoption of SFAS No. 106 of $25 million ($16 million after taxes or $.15 per share).

4 Includes a $212 million pre-tax restructuring charge ($137 million after taxes or $1.26 per share).


5 Reflects increase in short-term versus long-term borrowings due to favorable interest rates.

6 Appropriate per share amounts and common stock prices have been adjusted to reflect the 2-for-1 stock split in May 1987.

7 Return on equity was 5.1% and return on capital employed was 3.8% in 1993 before the additional income tax expense. Return on equity was 6.3% and return on capital employed was 3.7% in 1992 before the accounting change, extraordinary item and restructuring and other charges. Return on equity was 7.8% and return on capital employed was 5.9% in 1991 before the accounting change, restructuring charge and additional expenses related to the adoption of SFAS No. 106.

INTERIM FINANCIAL RESULTS (unaudited)

                                                                           Quarter
In millions, except per share amounts      ---------------------------------------------------------------------------
and stock prices                               First       Second       Third        Fourth       Year
- ----------------------------------------------------------------------------------------------------------------------
1993
- ----------------------------------------------------------------------------------------------------------------------
Net Sales                               $3,362       $3,506       $3,405        $3,412       $13,685
Gross Margin 1                                  819          887          862           926         3,494
Earnings Before Income Taxes                  101          122          119           158           500
Net Earnings                                   64           77           48 2           100           289 2

Per Common Share
  Earnings                               $  .52       $  .62        $  .39 2        $  .81       $  2.34 2
  Dividends                                       .42           .42           .42            .42           1.68

Stock Price
  High                                         69 7/8       68       68 3/8        68 5/8        69 7/8
  Low                                       60 3/4       61 3/4       58               56 5/8        56 5/8

- ----------------------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------------------
1992
- ----------------------------------------------------------------------------------------------------------------------
Net Sales                                      $ 3,356         $ 3,386         $ 3,478          $  3,378       $13,598
Gross Margin 1                                     860           873           866             862 3,461
Earnings (Loss) Before Income Taxes,
  Extraordinary Item and Cumulative
  Effect of Accounting Change                      157           174           152            (277) 3   206 3
Earnings (Loss) Before Extraordinary Item and
  Cumulative Effect of Accounting Change           104             114             100            (176) 3        142 3
Extraordinary Item                                  (2)            (2)            (2)                (6)
Cumulative Effect of Accounting Change             (50)                                   (50)
Net Earnings (Loss)                                 52           112            98            (176) 3        86 3


Per Common Share
  Earnings (Loss) Before Extraordinary Item and
    Cumulative Effect of Accounting Change     $   .87         $   .94         $   .82          $  (1.46) 3    $  1.17 3
  Extraordinary Item                              (.02)           (.02)          (.01)                           (.05)
  Cumulative Effect of Accounting Change          (.41)                                                          (.41)
  Earnings (Loss)                                  .44           .92           .81           (1.46) 3        .71 3
  Dividends                                        .42           .42           .42             .42  1.68

Stock Price
  High                                          78 1/2        77        70 3/8          67 3/8        78 1/2
  Low                                           68 1/8          64 1/2          61                58 1/2        58 1/2
- ----------------------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------------------

1 Gross margin represents net sales less cost of products sold.

2 A charge of $25 million ($.20 per share) was recorded in the 1993 third quarter to revalue deferred tax balances to reflect the increase in the U.S. statutory federal income tax rate.

3 Restructuring and other charges totaling $398 million ($263 million after taxes or $2.17 per share) were recorded in the 1992 fourth quarter.

International Paper
1993 Annual Report to Shareholders
Exhibit 13

                                                               APPENDIX A

                                CHARTS

1--NET SALES (PAGE 2)
Bar chart of NET SALES for the years 1988 through 1993, in billions of dollars. Data points as follows:

                                        1988   1989   1990   1991   1992   1993
                                        ----   ----   ----   ----   ----   ----

                                         9.6   11.4   13.0   12.7   13.6   13.7

2--NET EARNINGS (PAGE 2)
Bar chart of NET EARNINGS for the years 1988 through 1993, in millions of dollars. Charts contain color keys for the years 1990 through 1993 to highlight the following unusual or nonrecurring items: In 1990, Restructuring charge; in 1991, Accrual effect of SFAS No. 106, restructuring charge, and accounting change; in 1992, Restructuring and other charges, extraordinary item and accounting change; in 1993, Adjustment of deferred tax balances to reflect the federal tax rate change. Data points as follows:



                                        1988   1989   1990   1991   1992   1993
                                        ----   ----   ----   ----   ----   ----

NET EARNINGS BEFORE UNUSUAL ITEMS        754    864    706    452    405    314
Adjustment of deferred tax balances                                         (25)
Restructuring and other charges                                     (263)
Restructuring charge                                  (137)   (37)
Accounting change-SFAS No. 109                                       (50)
Extraordinary item                                                    (6)
Accounting change-SFAS No. 106                               (215)
Accrual effect of SFAS No. 106                                (16)
                                        ----   ----   ----   ----   ----   ----
NET EARNINGS                             754    864    569    184     86    289

3--EARNINGS PER SHARE (PAGE 2)
Bar chart of EARNINGS PER SHARE for the years 1988 through 1993, in dollars. Charts contain color keys for the years 1990 through 1993 to highlight the following unusual or nonrecurring items: In 1990, Restructuring charge; in 1991, Accrual effect of SFAS No. 106, restructuring charge, and accounting change; in 1992, Restructuring and other charges, extraordinary item and accounting change; in 1993, Adjustment of deferred tax balances to reflect the federal tax rate change. Data points as follows:

                                        1988   1989   1990   1991   1992   1993
                                        ----   ----   ----   ----   ----   ----

EARNINGS PER SHARE BEFORE
  UNUSUAL ITEMS                         6.57   7.72   6.47   4.09   3.34   2.54
Adjustment of deferred tax balances                                       (0.20)
Restructuring and other charges                                    (2.17)
Restructuring charge                                 (1.26) (0.33)
Accounting change-SFAS No. 109                                     (0.41)
Extraordinary item                                                 (0.05)
Accounting change-SFAS No. 106                              (1.95)
Accrual effect of SFAS No. 106                              (0.15)
                                        ----   ----   ----   ----   ----   ----
EARNINGS PER SHARE                      6.57   7.72   5.21   1.66   0.71   2.34

4--PRINTING PAPERS--NET SALES AND OPERATING PROFIT (PAGE 10)
Bar charts of NET SALES and OPERATING PROFIT for the segment for the years 1991 through 1993, in millions of dollars. NET SALES chart contains color keys to show breakdown of U.S. and non-U.S. sales. OPERATING
PROFIT chart contains color key to highlight restructuring charge in 1991 and 1992.
Data points for NET SALES as follows:

                                              1991    1992    1993
                                              -----   -----   -----
U.S.                                          2,818   2,747   2,746
Non-U.S.                                      1,257   1,293   1,159
                                              -----   -----   -----
NET SALES                                     4,075   4,040   3,905


Data points for OPERATING PROFIT as follows:

                                              1991    1992    1993
                                              -----   -----   -----
Operating profit before restructuring charge   318      19    (122)
Restructuring charge                          (20)    (89)
                                              -----   -----   -----
OPERATING PROFIT                               298     (70)   (122)

5--PRINTING PAPERS--SEGMENT SALES (PAGE 11)
A pie chart showing 1993 PRINTING PAPERS industry segment sales in relation to total Company sales. Chart contains color keys to show breakdown of U.S. and non-U.S. sales for the segment. Data points as follows: Segment sales as percent of total Company sales, 27%; U.S. 70%, non-U.S. 30%. Chart is labeled to indicate that segment sales were $3.9 billion, 27% of total sales and that U.S. and non-U.S. segment sales were 70% and 30%, respectively.

6--PACKAGING--NET SALES AND OPERATING PROFIT (PAGE 16)
Bar charts of NET SALES and OPERATING PROFIT for the segment for the years 1991 through 1993, in millions of dollars. NET SALES chart contains color keys to show breakdown of U.S. and non-U.S. sales. OPERATING
PROFIT chart contains color keys to highlight restructuring charge in 1991 and 1992.
Data points for NET SALES as follows:

                                              1991    1992    1993
                                              -----   -----   -----
U.S.                                          2,252   2,381   2,366
Non-U.S.                                        778     864     729
                                              -----   -----   -----
NET SALES                                     3,030   3,245   3,095

Data points for OPERATING PROFIT as follows:

                                              1991    1992    1993
                                              -----   -----   -----
Operating profit before restructuring charge   346      330    188
Restructuring charge                           (12)    (22)
                                              -----   -----   -----
OPERATING PROFIT                               334      308    188

7--PACKAGING--SEGMENT SALES (PAGE 17)
A pie chart showing 1993 PACKAGING industry segment sales in relation to total Company sales. Chart contains color keys to show breakdown of U.S. and non-U.S. sales for the segment. Data points as follows: Segment sales as percent of total Company sales, 22%; U.S. 76%, non-U.S. 24%. Chart is labeled to indicate that segment sales were $3.1 billion, 22% of total sales and that U.S. and non-U.S. segment sales were 76% and 24%, respectively.

8--DISTRIBUTION--NET SALES AND OPERATING PROFIT (PAGE 20)
Bar charts of NET SALES and OPERATING PROFIT for the segment for the years 1991 through 1993, in millions of dollars. NET SALES chart contains color keys to show breakdown of U.S. and non-U.S. sales. OPERATING
PROFIT chart contains color key to highlight restructuring charge in 1991 and

1992.
Data points for NET SALES as follows:

                                               1991    1992    1993
                                              -----   -----   -----
U.S.                                          2,275   2,617   2,853
Non-U.S.                                        315     363     287
                                              -----   -----   -----
NET SALES                                     2,590   2,980   3,140

Data points for OPERATING PROFIT as follows:
                                               1991    1992    1993
                                              -----   -----   -----
Operating profit before restructuring charge     54      58      58
Restructuring charge                             (1)     (6)
                                              -----   -----   -----
OPERATING PROFIT                                 53      52      58

9--DISTRIBUTION--SEGMENT SALES (PAGE 21)
A pie chart showing 1993 DISTRIBUTION industry segment sales in relation to total Company sales. Chart contains color keys to show breakdown of U.S. and non-U.S. sales for the segment. Data points as follows: Segment sales as percent of total Company sales, 22%; U.S. 91%, non-U.S. 9%. Chart is labeled to indicate that segment sales were $3.1 billion, 22% of total sales and that U.S. and non-U.S. segment sales were 91% and 9%, respectively.

10--SPECIALTY PRODUCTS--NET SALES AND OPERATING PROFIT (PAGE 26)
Bar charts of NET SALES and OPERATING PROFIT for the segment for the years 1991 through 1993, in millions of dollars. NET SALES chart contains color keys to show breakdown of U.S. and non-U.S. sales. OPERATING
PROFIT chart contains color key to highlight restructuring and other charges in 1991 and 1992.
Data points for NET SALES as follows:

                                               1991    1992    1993
                                              -----   -----   -----
U.S.                                          1,540   1,656   1,749
Non-U.S.                                        795     804     711
                                              -----   -----   -----
NET SALES                                     2,335   2,460   2,460

Data points for OPERATING PROFIT as follows:

                                               1991    1992    1993
                                              -----   -----   -----
Operating profit before restructuring and
  other charges                                 244     238     263
Restructuring and other charges                 (17)   (155)
                                              -----   -----   -----
OPERATING PROFIT                                227      83     263

11--SPECIALTY PRODUCTS--SEGMENT SALES (PAGE 27)
A pie chart showing 1993 SPECIALTY PRODUCTS industry segment in relation to total Company sales. Chart contains color keys to show breakdown of U.S. and

non-U.S. sales for the segment. Data points as follows: Segment sales as percent of total Company sales, 17%, U.S. 71%, non-U.S. 29%. Chart is labeled to indicate that segment sales were $2.5 billion, 17% of total sales and that U.S. and non-U.S. segment sales were 71% and 29%, respectively.

12--FOREST PRODUCTS--NET SALES AND OPERATING PROFIT (PAGE 30)
Bar charts of NET SALES and OPERATING PROFIT for the segment for the years 1991 through 1993, in millions of dollars. NET SALES chart contains color keys to show breakdown of U.S. and non-U.S. sales. OPERATING
PROFIT chart contains color key to highlight restructuring and other charges in 1991 and 1992.
Data points for NET SALES as follows:

                                               1991    1992    1993
                                              -----   -----   -----
U.S.                                          1,121   1,313   1,597
Non-U.S.                                         69      97     103
                                              -----   -----   -----
NET SALES                                     1,190   1,410   1,700

Data points for OPERATING PROFIT as follows:

                                               1991    1992    1993
                                              -----   -----   -----
Operating profit before restructuring and
  other charges                                 126     261     445
Restructuring and other charges                         (64)
                                              -----   -----   -----
OPERATING PROFIT                                126     197     445

13--FOREST PRODUCTS-SEGMENT SALES (PAGE 31)
A pie chart showing 1993 FOREST PRODUCTS industry segment sales in relation to total Company sales. Chart contains color keys to show breakdown of U.S. and non-U.S. sales for the segment. Data points as follows: Segment sales as percent of total Company sales, 12%; U.S. 94%; non-U.S. 6%. Chart is labeled to indicate that segment sales were $1.7 billion, 12% of total sales and that U.S. and non-U.S. segment sales were 94% and 6%, respectively.

14--NET SALES (PAGE 36)
Bar charts of NET SALES for the years 1991 through 1993, in billions of dollars. Data points as follows:

                                               1991    1992    1993
                                              -----   -----   -----
                                               12.7    13.6    13.7

15--CASH FLOW FROM OPERATIONS (PAGE 37)
Bar chart of CASH FLOW FROM OPERATIONS for the years 1991 through 1993, in millions of dollars. Data points as follows:

                                               1991    1992    1993
                                              -----   -----   -----
                                              1,177   1,078     929


16--RETURN ON EQUITY (PAGE 37)
Bar chart of RETURN ON EQUITY for the years 1991 through 1993, expressed as a percent. Chart contains color keys for the years 1991 through 1993 to highlight the following unusual or nonrecurring items: In 1991, accrual effect of SFAS No. 106, restructuring charge, and accounting change; in 1992. Restructuring and other charges, extraordinary item and accounting change; in 1993. Adjustment of deferred tax balances to reflect the federal tax rate change. Data points as follows:

                                               1991    1992    1993
                                              -----   -----   -----
RETURN ON EQUITY BEFORE UNUSUAL ITEMS           7.8     6.3     5.1
Adjustment of deferred tax balances                              .4
Restructuring and other charges                         4.1
Restructing charge                               .6
Accounting change-SFAS No. 109                           .7
Extraordinary item                                       .1
Accounting change-SFAS No. 106                  3.7
Accrual effect of SFAS No. 106                   .3
                                              -----   -----   -----
RETURN ON EQUITY                                3.2     1.4     4.7

17--TOTAL DEBT TO CAPITAL RATIO (PAGE 38)
Bar chart of TOTAL DEBT TO CAPITAL RATIO for the years 1991 through 1993, expressed as a percent. Data points as follows:

                                               1991    1992    1993
                                              -----   -----   -----
                                               39.1    38.0    38.7

International Paper
1993 Annual Report to Shareholders
Exhibit 13

                                                                     Appendix B
                                 PHOTOGRAPHS

1. Color photograph of two printing papers empolyees and a customer examining bright colored file folders surrounded by rolls of file folder paper stock. (Page 6)

2. Color photograph of a researcher examining paper through test instrument. (Page 6)

3. Color photograph of construction site containing various pieces of construction equipment and cement trucks and initial work completed at the site. The site is the Riverdale mill near Selma, Alabama. (Page 7)

4. Color photograph of street scene and delivery person unloading reprographic papers produced by International Paper's French subsidiary Aussedat Rey. (Page 8)

5. Color photograph of warehouse containing waste paper used to make high quality office papers and bailing machine, with bailed waste paper exiting the machine. (Page 9)

6. Color photograph of various printing papers manufactured by International Paper. (Page 11)

7. Color photograph of a customer's filling plant and two empoyees examining aseptic liquid packaging produced using International Paper's packaging materials and equipment. (Page 12)

8.  Color photograph of corrugated boxes produced by International Paper.
    (Page 12)

9. Color photograph of street scene and a Federal Express employee holding corrugated boxes made by International Paper. (Page 13)

10. Color photograph of students and teachers standing behind a container of milk and juice cartons collected for recycling. (Page 14)

11. Color phograph of International Paper employee at a state-of-the-art computer equipment terminal used for designing labels, with various other video screens displaying various labels. (Page 15)

12.  Color photograph of various International Paper packaging products.
     (Page 17)

13. Color photograph of a map of the United States with pins inserted in locations where International Paper's distribution business, ResourceNet International has operations. (Page 18)

14. Color photograph of a street scene and an employee of ResourceNet International's Carter Rice operations delivering various products. (Page 19)

15. Color photographs of various products distributed by International Paper's distribution business. (Page 21)

16. Color photograph of an International Paper Veratec division employee examining spunbond nonwoven product, with rolls of the product in the background. (Page 22)

17. Color photograph of various ink solvents produced by International Paper's Arizona Chemical Company blending together. (Page 22)

18. Color photograph of woman and child seated in front of a white CraftMaster door facing. (Page 23)

19. Color photograph of two International Paper petroleum operations employees (one seated, the other standing) reviewing and discussing the next well location on the Sugg Ranch field in west Texas, with a computer video terminal and various charts in the background. (Page 24)

20. Color photograph of an International Paper Horsell group employee examining a plate image produced by Horsell's computer-to-plate system. (Page 25)


21. Color photograph of various products produced by International Paper's Specialty Products businesses. (Page 27)

22. Color photograph of two International Paper wood products employees unloading medium-density-overlay panels from a machine. (Paage 28)

23. Color photograph of three International Paper employees inspecting SuperTree seedlings at a SuperTree nursery near Selma, Alabama. (Page 29)

24. Color photograph of various wood panel and molding products produced by International Paper's Forest Products segment. (Page 31)

25. Color photograph of International Paper's Southland Experimental Forest near Bainbridge, Georgia. (Page 32)