Form 10-K405, Exhibit 13
INTERNATIONAL PAPER CO /NEW/
filed 1995-03-31
CIK 51434

                                                                      Exhibit 13
Profile

International Paper is a worldwide producer of paper, packaging and forest products, all complemented by related specialty products and an extensive distribution system. We operate facilities throughout the Americas, Europe and Asia on behalf of customers in 130 nations, including some of the fastest growing markets in the world.

   Contents

1  Financial Highlights
2  Letter to Shareholders
4  Our Global Business Mix
5  We Answer to the World
6  World Class
10 Clear Foresight
14 Peak Performance
18 Added Value
22 Forward Thinking
27 Financial Review
61 Directors and Senior Management
63 Management Through Teamwork
   Shareholder Information
   (Inside Back Cover)

                             Financial Highlights

Dollar amounts and shares in millions,
except per share amounts                                   1994          1993
                                                       --------      --------
Financial Summary

Net Sales ........................................     $ 14,966      $ 13,685

Operating Profit .................................        1,033           832

Earnings Before Income Taxes and Cumulative
  Effect of Accounting Change ....................          664           500

Earnings Before Cumulative Effect of
  Accounting Change ..............................          432(1)        289(2)

Net Earnings .....................................          357           289(2)

Total Assets .....................................       17,836        16,631

Common Shareholders' Equity ......................        6,514         6,225

Return on Equity .................................          5.6%(3)      4.7%(3)
                                                       --------      --------


Per Share of Common Stock

Earnings Before Cumulative Effect of
  Accounting Change ..............................      $  3.46(1)     $ 2.34(2)

Earnings .........................................         2.86          2.34(2)

Cash Dividends ...................................         1.68          1.68

Common Shareholders' Equity ......................        51.74         50.25
                                                       --------      --------

Shareholder Profile

Shareholders of Record at December 31 ............       29,756        31,750

Shares Outstanding at December 31 ................        125.9         123.9

Average Shares Outstanding .......................        124.9         123.2
                                                       --------      --------

1 $422 million ($3.38 per share) before $17 million ($10 million after taxes or $.08 per share) of additional earnings for the current-year effect of the change in accounting for start-up costs.

2 $314 million ($2.54 per share) before $25 million ($.20 per share) of additional income tax expense to revalue deferred tax balances to reflect the increase in the U.S. statutory federal income tax rate.

3 Return on equity was 6.7% in 1994 before the change in accounting for start-up costs and 5.1% in 1993 before the additional income tax expense.

--------------------------------------------------------------------------------
                      [Net Sales Chart--Appendix A No. 1]

                    [Net Earnings Chart--Appendix A No. 2]

                 [Earnings per Share Chart--Appendix A No. 3]

                  [Return on Equity Chart--Appendix A No. 4]
--------------------------------------------------------------------------------

Letter to Shareholders

Dear Valued Shareholders:

1994 was a year of higher sales and earnings for International Paper, the result of significant improvements in most of our businesses. We have been preparing for several years for the upturn in the paper industry that began in late 1993, and we believe that we have entered a sustained period of favorable markets worldwide.


  Net sales in 1994 reached $15 billion, 9 percent above 1993 levels. Earnings amounted to $422 million or $3.38 per share before a change in accounting for start-up costs, an increase of 33 percent above the previous year. The change reduced 1994 earnings by $65 million or $.52 per share for reported earnings of $357 million or $2.86 per share.

  Our 1994 results were driven by economic growth throughout the world, especially in the United States and Europe. The upturn in our paper business began late in 1993 with improvement in global pulp markets. Demand picked up in the spring of 1994 for many of our paper and packaging grades, and we found it necessary to put linerboard on allocation around midyear, followed by other grades. As a result, we were able to realize higher prices for virtually all products by year end. This pricing momentum continued into the early months of 1995.

  Favorable economic conditions worldwide as well as higher demand and operating rates were not the only reasons for our improved performance, however. Over the past several years, we put initiatives in place to grow revenues, reduce costs, and add value in our core paper and specialty products businesses.

Investing to Grow Revenues and Reduce Costs

Our efforts to make International Paper the low-cost producer of our major product lines are proving successful. We continue to invest in our future by upgrading and building new facilities around the world. In 1995, start-up of state-of-the-art machinery at our Riverdale mill in Alabama and our Mansfield, La., mill will place us among the industry's most efficient producers of uncoated papers and recycled linerboard. A world-class pulp mill at Saillat is enabling us to further integrate our Aussedat Rey manufacturing operations in France. The capital improvement program at our Kwidzyn, Poland, operation is in its final phase, with start-up of the mill's fourth paper machine scheduled for 1996. As new low-cost capacity is added to our system, we have shut down older high-cost capacity, some of which has been converted to other uses. We will continue to look for similar opportunities to improve our cost structure.

  Our capital investment initiatives represent only one of our productivity improvement measures. In addition, ambitious quality assurance programs are enhancing our ability to meet or exceed the high standards our customers expect from us. Organizational changes will eliminate layers of management and create closer links between our customers and the people who serve them. The full implementation of high-performance work systems will foster the commitment of every employee to improved productivity and customer service and will better prepare them to respond to opportunities more rapidly and effectively.

Expanding Our International Businesses

Participation in worldwide production and sales is imperative to be truly competitive in most of our product lines. It is an important part of our strategy to achieve a sales growth rate at least twice that of the U.S. market, and we can accomplish that only by becoming a significant factor in the faster growing markets outside North America.

--------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 1]


                                John A. Georges
                     Chairman and Chief Executive Officer
--------------------------------------------------------------------------------

  We continue to explore opportunities to leverage our technology and product knowledge around the world. In addition to our sizable and growing presence in Europe, where we now produce 1.5 million tons of pulp and paper annually in France, Germany and Poland, we increased our ownership of Carter Holt Harvey in New Zealand and acquired two small Mexican companies for our North American distribution business. We are building liquid packaging facilities in Brazil and China, as well as an aseptic packaging plant in France, and we recently announced that we will construct a door facings plant in Ireland and a spunbond nonwoven fabrics facility in Mexico.

Protecting the Environment

The environmental impact of papermaking and forestry operations is an important issue facing our industry, and International Paper has assumed a leadership role in addressing these concerns. In 1994, we were among the first to endorse new industry-wide forestry management standards. We made excellent progress toward our goal of converting our U.S. bleached mills to elemental chlorine-free bleaching technology. And new investments in our Riverdale and Mansfield mills, combined with recent conversions at Oswego and Lock Haven, will make us a leading manufacturer of recycled paper and packaging.

Looking Forward

We expect the business environment in our industry to improve further, assuming worldwide economic expansion continues for the next several years. Announced industry capacity additions are modest and we should continue to enjoy high operating rates for our major product lines. Given these conditions, our earnings should increase dramatically from current levels.

  Our strategies going forward are the same as those that underlie our current success: expand higher value products in our core paper businesses; grow our specialty products and distribution businesses; develop technologies to create innovative new products, improve our manufacturing processes and reduce costs; and continue to enter fast-growing markets worldwide.

  Our objective continues to be the achievement of a 15 percent return on equity over a full economic cycle, and we believe that our current expansion and cost-improvement programs will enable us to reach that target. Our employees are critical to our success, and we are making excellent progress in obtaining their active participation and support of our goals. Their efforts are guided by the best management team in the industry, including senior managers who take a hands-on and entrepreneurial approach to their operations.

  I want to recognize the invaluable contributions of our board of directors, and particularly thank Fred Dent, Bill Ellinghaus, Bill Kuhns and Sam Pierce, all of whom retired during 1994. I also want to welcome our newest members, Bob Eaton, Chief Executive Officer of Chrysler Corporation, and Dick Shoemate,

Chief Executive Officer of CPC International, Inc.

  Finally, I want to express my sincere appreciation to you, our shareholders, for your continued confidence and support.

/s/ John A. Georges
John A. Georges
Chairman and Chief Executive Officer
February 28, 1995

--------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 2]

                  Our emphasis on dealing with environmental
                issues is reflected in the television and print
                   advertisements we introduced during 1994.
--------------------------------------------------------------------------------

                            Our Global Business Mix

Printing Papers

International Paper ranks among the world's largest producers of high-quality printing and writing papers. Through our Hammermill, Springhill, Strathmore and Beckett franchises, we serve growing markets for uncoated papers, fine papers and more than 100 grades of recycled papers. We are a leader in the manufacture of coated papers used in magazines and catalogs as well as heavyweight papers used for folders, tags and tickets. Our Aussedat Rey, Zanders and Kwidzyn operations are major producers of paper and pulp in Europe, and well-known brands include Aussedat Rey's Reymat, Zanders' Ikono and Chromolux lines, and Kwidzyn's Pollux. We are also a leading producer of paper, fluff and dissolving pulp for international markets.

Packaging

International Paper is one of the world's largest producers of containerboard and corrugated boxes as well as the number one provider of agricultural packaging in Europe. Our premium Everest bleached board is used worldwide for folding cartons, liquid packaging and food service products. Our aseptic packaging systems help keep perishable liquids fresh without refrigeration. And our kraft division offers the widest array of kraft paper and packaging in the industry.

Distribution

International Paper distributes paper, industrial products, graphic arts supplies and other goods internationally. In North America, ResourceNet International comprises over 280 distribution facilities. Overseas, Aussedat Rey and Scaldia cover the growing European marketplace. By continually broadening our product line and geographic coverage, we strive to enhance the value we provide to our suppliers and customers.


Specialty Products

Specialty Products complements our core paper, packaging and forestry operations. Imaging products include plates, films and papers for the photography and graphic arts markets. Specialty panels produces CraftMaster door facings, siding, decorative products including Fountainhead solid surfacing and Nevamar high-pressure laminates, foam products and furniture components. Specialty industrial papers are used for diverse applications such as pressure-sensitive labels. Veratec, a nonwovens producer, is a leading manufacturer of spunbond fabrics for consumer disposable products. Arizona Chemical reprocesses papermaking by-products for specialty applications. And our petroleum operation develops oil and gas reserves.

Forest Products

International Paper manages 6.1 million acres of U.S. forestlands, one of the largest fiber bases in our industry. Sawlogs and pulpwood harvested from our forests represent about one-third of our U.S. fiber needs. We are a leading U.S. producer of southern pine lumber as well as a broad range of panel and other wood products, including oriented strand board. We adhere to environmentally sound, scientifically based forest management principles to ensure that our forests and the life they support will be sustained and renewed for many generations to come.

We answer to the world.

International Paper is an industry leader, offering products that respond to our customers' changing needs. Our international presence gives us exposure to fast-growing markets. Our financial strength enables us to invest in our most promising businesses. We're taking steps to enhance our global competitiveness. And we take seriously our role as corporate citizens. Whatever the world requires of us, we are ready.

World Class

Established and emerging global markets represent International Paper's greatest opportunities for growth. With sales in more than 130 countries, we are expanding our ability to reach a diverse and growing customer base.

--------------------------------------------------------------------------------
With facilities in 28 nations and sales in 130 countries, International Paper's paper, packaging, forestry, distribution and specialty businesses span the globe.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 3]
--------------------------------------------------------------------------------

International operations and export sales generated revenues of $4.5 billion in 1994, 30 percent of International Paper's total sales. This is the result of our presence in markets where economic growth and demand for our products are expanding more rapidly than in the United States.

Established Markets

International Paper has a substantial on-the-ground presence in Europe. Our three printing papers operations--Aussedat Rey in France, Zanders in Germany and Kwidzyn in Poland--have a combined annual pulp and paper capacity of more than
1.5 million tons. Aussedat Rey, for example, is one of the Continent's largest manufacturers of office papers, a position strengthened by a new world-class pulp mill in Saillat, France, and ongoing development of a continent-wide distribution network.

  Our international container division, already the number one provider of agricultural packaging in Europe, is expanding its plants in Italy and Spain.

  In our specialty products businesses, Masonite is increasing its overseas capacity with plans for a greenfield plant in Ireland. And Ilford, our U.K.-based imaging products company, continues to hold a major share in Europe for professional black-and-white films and papers.

Emerging Markets

Kwidzyn, our modern paper, pulp and packaging mill in Poland, positions International Paper for further growth in

--------------------------------------------------------------------------------
Our mill in Kwidzyn, Poland, gives us a strong presence in the developing markets of Eastern Europe.

                        [Photograph--Appendix B No. 4]
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 5]

The Far East is one of the world's fastest growing liquid packaging markets, and International Paper is there with plants in Japan, Korea, Taiwan and, soon, the People's Republic of China.
--------------------------------------------------------------------------------

the emerging markets of Eastern Europe and the developed countries of Western Europe. Kwidzyn continues to set new production records, manufacturing 30 percent more in 1994 than the previous year.

  In Asia, International Paper has formed a joint venture to build and operate a liquid packaging plant near Shanghai, our fourth facility in Asia and first in the People's Republic of China. Our success as a major supplier of pulp, paperboard and logs to China is helping us expand our presence in this emerging market of more than one billion consumers.

  International Paper has long enjoyed participation in Latin American markets through a liquid packaging plant in Venezuela and 36 percent ownership of Productora de Papeles S.A., which operates two paper mills in Colombia. A new liquid packaging operation in Brazil and higher U.S. exports of our fresh and aseptic packaging will help us expand our participation in Latin American markets. Our North American distribution system, ResourceNet International, acquired two independent distribution companies in Mexico in 1994, increasing the potential for sales there. In addition, our Veratec nonwovens specialty business is bringing advanced spunbond technology to Mexico, where we will serve markets for disposable diapers and other products in Mexico as well as Colombia, Chile and Venezuela. Demand for spunbond fabrics is expected to grow rapidly in the region.

Clear Foresight

Our ability to invest in new businesses, technologies and markets sharpens our competitive edge in every economic climate. Our enduring financial strength allows us to develop and acquire capabilities that support our growing businesses.

--------------------------------------------------------------------------------
Expansion of our aseptic packaging capabilities in Raleigh, N.C., and a new facility near Lyons, France, will increase our presence in a growing international market.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 6]
--------------------------------------------------------------------------------

We expect to devote $1.3 billion to capital projects in 1995, following $1.1 billion in 1994. Our strong financial position has given International Paper the ability to invest in our future even during periods of economic weakness.

  Projects completed in 1994 and 1995 will add almost one million tons of paper and packaging capacity throughout our mill system. These improvements will expand revenues and keep us a low-cost producer of high-quality paper, packaging, forest and specialty products. For example, a new 400,000-ton-per-year recycled containerboard machine in Mansfield, La., expected to start up in late 1995, will give our customers the widest selection of grades in the industry. Production there will focus on higher value products such as mottled white, white-top and lightweight grades.

  Our uncoated papers business is growing at a time when little capacity is being added by our competitors. New facilities at our Riverdale mill in Alabama will increase our ability to provide recycled reprographic papers. Additions at Riverdale include a 360,000-ton-per-year uncoated papers machine, a deinking plant, two sheeters and a gas turbine, representing an investment of more than $300 million.

  We are expanding our capacity to serve the global aseptic packaging market. Improvements at our Raleigh, N.C., plant support our expansion into Latin America, where aseptic packaging plays a key role in delivering nutrition to regions with limited refrigeration. Similarly, a new plant near Lyons, France, will support growth of our Evergreen and other aseptic filling systems in Europe and the Middle East.

  In response to our customers' need for additional panel products, we are building a new oriented strand board mill in Jefferson, Texas. When completed in late 1995, the 350-million-square-foot mill will more than double International Paper's OSB capacity and will have a cost structure that compares favorably with any mill in the industry.

  We are also investing in the growth of our specialty businesses. Nicolet added new capacity in 1994 to meet rising demand. Veratec established a second spunbond line in Toronto, Canada, to increase capacity and reduce costs. Masonite is increasing its CraftMaster door facings capacity. And Arizona Chemical is expanding its production of ink and adhesive resins.

--------------------------------------------------------------------------------
The new world-class paper machine at our Riverdale mill strengthens our position as a low-cost producer of uncoated papers, a market we expect will grow 3 to 4 percent annually.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 7]
--------------------------------------------------------------------------------

Peak Performance

We continually look for ways to improve efficiency, reduce costs and enhance earnings. Highly productive employees and operations are key to ensuring International Paper's growth.

--------------------------------------------------------------------------------
Our proprietary deinking process recovers significantly more fiber than other techniques. The advanced technology is used at the Corinth, N.Y., mill and at our new Riverdale deinking plant.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 8]
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 9]
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
High-performance work teams such as this one at our Nicolet mill draw on employees' insight and experience to improve productivity.
--------------------------------------------------------------------------------

A concerted effort to change the way we operate our businesses is under way that should save International Paper several hundred million dollars annually, beginning in 1996. Just as important, these productivity improvements will help our company remain a highly competitive force in every business and market we pursue.

  We are encouraging a greater focus on our customers and heightened awareness of the challenges and opportunities our company faces. By reducing layers of management and delegating authority more broadly, we are promoting active employee participation in the success of our mills, plants and offices. High-performance work systems are a team-oriented approach to increasing employee involvement in day-to-day operations and encouraging greater accountability for the final product. And we are taking steps to reduce downtime and improve the performance of our plant and machinery. A 1994 pilot program of these initiatives proved that we can save as much as $10 million per year through greater productivity and lower maintenance costs in one facility alone.

  New technologies and processes for our plants are expected to help us reduce costs further. For example, the forthcoming addition of a new paper machine at Riverdale enabled us to shut down 115,000 tons per year of less efficient, higher cost capacity in 1994. When the Riverdale machine starts up in mid-1995, our U.S. uncoated papers manufacturing costs are expected to decline by $100 million per year.

  Our European paper operations are enjoying similar improvements in their cost structures. Aussedat Rey has reduced its manufacturing costs through improved efficiency and the expansion of its pulp capacity. And Kwidzyn has achieved significant gains in output and quality through improved process technology, the modernization of its paper machines and pulp mill, and installation of the world's largest paper sheeter.

Added Value

We are adding value to our core paper, packaging and forest products, and complementing them with global distribution capabilities and fast-growing specialty businesses. The result is a diverse array of products that sets International Paper apart.

--------------------------------------------------------------------------------
Our packaging business adds value through production of high-quality containerboard and corrugated boxes designed for strength and visual appeal.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 10]
--------------------------------------------------------------------------------

International Paper is well known as an innovative producer of high-quality paper, packaging and forest products. In addition, our company is a leader in the worldwide distribution of paper, industrial products and graphic arts supplies. And we have entered a number of specialty businesses that enhance our earnings. In 1994, our specialty products businesses accounted for 17 percent of International Paper's revenues, testament to their importance to our overall business mix.

Core Products

Our continued focus on customer service, value-added products and high-quality grades such as colored, laser and recycled papers is helping us differentiate ourselves in the U.S. uncoated printing and writing papers market. Hammermill, Springhill, Strathmore and Beckett specialties, for example, now account for 20 percent of our U.S. uncoated papers sales. These brands are recognized around the world for their consistent quality and give International Paper strong global franchises.

  The strategy for our packaging businesses is to enhance profitability by focusing on higher value grades that offer our customers better printing capabilities, lighter weights and superior strength. PineLiner and ColorBrite high-performance containerboard provide superior stacking strength and help users attain the merchandising visibility their products need in today's competitive retail environment. Special Reserve recycled board, introduced in 1994 and manufactured at our newly converted Oswego, N.Y., mill, is a lightweight material with the strength and durability of the highest quality kraft board.

  In our consumer packaging business, Everest bleached board provides exceptional smoothness, strength and consistency for premium packaging. International Paper has long been a leader in liquid packaging through innovations such as SpoutPak cartons and barrier technology to extend shelf life.

Specialty Products

Sales of specialty products have grown from $600 million in 1987 to $2.6 billion in 1994, and we expect to achieve


--------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 11]
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Triton beverage packaging system, an innovative paperboard carrier for bottles and cans, delivers marketing and distribution performance that is superior to traditional plastic rings.
--------------------------------------------------------------------------------

record sales and earnings again in 1995. We continue to expand the breadth of these product lines as well as their geographic scope. Specialty businesses leverage the strengths and resources of our core capabilities by sharing many of the same materials, processes or customers.

  For example, Masonite uses the same basic materials as our papermaking operations. Sales of Masonite's CraftMaster molded interior door facings grew significantly in 1994 as builders looked for attractive and economical alternatives to solid wood doors. We expect extensions of the CraftMaster product line, such as prestained door facings, to further increase revenues in 1995. Other products by Masonite include OmniWood, a unique oriented strand board siding product, and Colorlok siding, the premium prefinished product of the industry.

  Our specialty industrial papers business has moved quickly to attain a leadership position in the production of release backing papers for pressure-sensitive labels, a particularly fast-growing market. Additional specialty products include Nevamar, a stylish paper-based high-pressure laminate with a patented abrasion-resistant finish, and Fountain-head, a superior solid-surface countertop material.

--------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 12]

OmniWood, a unique oriented strand board siding with a wood overlay, provides the performance of solid wood at a lower cost.
--------------------------------------------------------------------------------

Forward Thinking

We take seriously our responsibilities as world citizens. From preserving the environment to protecting the health of our employees and the communities in which we operate, International Paper is committed to environmental leadership.

--------------------------------------------------------------------------------
Our nurseries produce 190 million SuperTree seedlings annually, which we plant in our forests and provide to other landowners as part of our commitment to renew our natural resources.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 13]
--------------------------------------------------------------------------------

International Paper has long made responsible environmental, health and safety performance part of our overall business strategy. We use our forests, water, energy and other resources responsibly, striving for 100 percent compliance with environmental laws and regulations. When practical, we take actions that go beyond compliance to reduce pollution, increase recycling, protect our forests and improve the quality of life in our communities.

Environment

In addition to our goal of 100 percent compliance with environmental laws and regulations, we set voluntary goals in areas of environmental concern as described in our 1993-1994 Environment, Health and Safety Progress Report. (To obtain a copy, see the inside back cover of this report.) For example, between 1988 and 1993, our company voluntarily reduced emissions of the most potentially toxic chemicals, as categorized by the Environmental Protection Agency, by more than 76 percent. Our goal is to achieve an 85 percent reduction by the year 2000. We are also on track toward achieving our goal of completely eliminating the use of elemental chlorine at our 11 U.S. bleached mills by the end of 1996.

  We have also set ambitious goals for other voluntary environmental initiatives, including the continued reduction of solid waste going to landfills, hazardous waste, the use of ozone-depleting chemicals and

--------------------------------------------------------------------------------
Our Texarkana, Texas, mill, one of four International Paper mills converted to elemental chlorine-free technology in 1994, uses chlorine dioxide in the pulp bleaching process.

                        [Photograph--Appendix B No. 14]
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 15]

In 1994, we launched a powerful advertising campaign featuring children of International Paper employees. This image is from a television ad that conveys our care for the environment and our commitment to recycling.
--------------------------------------------------------------------------------

the production of odor-causing chemicals. Our environmental efforts extend to our international operations as well, where we have established baselines by which we will measure our progress toward reducing toxic emissions and hazardous waste. Finally, we help ensure compliance with environmental laws and regulations through in-depth audit programs and periodic certification of compliance by facility managers. In this regard, we exceeded our 1994 goal to reduce reportable environmental incidents by 15 percent and are seeking a further 25 percent reduction in 1995.

  For more discussion of environmental issues, including the proposed EPA Cluster Rule, see page 41 of this report.

Forests

As one of the largest private landowners in the United States, International Paper has long recognized its special responsibility to our forests. Our aim has always been to manage the land under our stewardship in a way that balances economic and environmental concerns. For example, we are proud of our successful programs that promote soil conservation and protect plant and animal habitats on the land we own while allowing activities critical to forest productivity and harvesting.

  In 1994, we were among the first to endorse the Sustainable Forestry Principles and Implementation Guidelines, forest management standards adopted by the American Forest and Paper Association. As one of the most protective land managers in the country, International Paper already has internal standards in place that are consistent with the Principles. We commend the commitment AFPA members are making to publicly report their forestry performance and International Paper will do so in our annual Environment, Health and Safety Progress Report. In addition, we support the AFPA's efforts to share its members' expertise with smaller, nonindustrial landowners and loggers.

Reducing, Reusing and Recycling

The development of new processes, products and technologies that reduce the amount of solid waste going to landfills is key to International Paper's commitment to environmental responsibility. We offer more than 100 recycled-content printing and writing paper grades as well as packaging products that require less fiber yet perform as well as heavier grades.

  By 1996, we expect to use about 3,000 tons of wastepaper per day in our U.S. mills, making International Paper a leading consumer of waste fiber. For example, our Unity and Incentive 100 paper brands are the first in the United States to be made entirely from recycled newspapers and magazines. We converted our Oswego mill from a high-cost paper producer to an efficient producer of lightweight recycled board in 1994. The new deinking plant at our Riverdale mill, started in early 1995, consumes 500 tons of sorted office waste daily. And the new recycling plant in Mansfield will enable us to use recycled fiber on all three machines there.

Health and Safety

We are also committed to protecting the health and safety of our employees. In 1994, the frequency of injuries in our U.S. facilities declined for the sixth consecutive year, down 16 percent for a total decline of 64 percent since 1988. Our lost workday incident rate fell by 24 percent year-to-year and 68 percent for the six-year period. Our goal for 1995 is to reduce both measures by an additional 15 percent. These accomplishments have not gone unrecognized: we have earned 17 facility awards through the U.S. Occupational Health and Safety Administration's prestigious Voluntary Protection Program. This ranks us first in the forest products industry and second among all U.S. companies in the number of facilities recognized.

    FINANCIAL REVIEW

    Management's Discussion and Analysis

28  Corporate Overview
30  Printing Papers
32  Packaging
34  Distribution
36  Specialty Products
38  Forest Products
40  Liquidity and Capital Resources
43  Financial Information by Geographic Area
44  Financial Information by Industry Segment
45  Report of Management on Financial Statements
45  Report of Independent Public Accountants
46  Consolidated Statement of Earnings
47  Consolidated Balance Sheet
48  Consolidated Statement of Cash Flows
49  Consolidated Statement of Common Shareholders' Equity
50  Notes to Consolidated Financial Statements
58  Eleven-Year Financial Summary
60  Interim Financial Results

Corporate Overview

--------------------------------------------------------------------------------
Resourceful

SuperTree seedlings, developed to replant harvested areas in our forests, enable the Company to produce more wood fiber on each managed acre.

                  [Illustration of SuperTree pine seedling.]

Technology

Our research organization uses state-of-the-art technology to optimize the quality and performance of our products.

                        [Photograph--Appendix B No. 16]
--------------------------------------------------------------------------------

Results of Operations

International Paper achieved net sales of $15.0 billion during 1994, 9 percent ahead of 1993 sales of $13.7 billion and 10 percent above 1992 sales of $13.6 billion.

  Sales from operations outside the United States rose to $3.3 billion in 1994, up from $2.9 billion in 1993 and approaching the $3.4 billion achieved in 1992. U.S. export sales were $1.2 billion in 1994 compared with $1.1 billion in 1993 and $1.2 billion in 1992.


  Net earnings were $357 million or $2.86 per share in 1994 ($422 million or $3.38 per share before an accounting change) versus $289 million or $2.34 per share in 1993 ($314 million or $2.54 per share before the revaluation of deferred taxes) and $86 million or $.71 per share in 1992 ($405 million or $3.34 per share before the effects of an accounting change, an extraordinary item, and charges for a profitability improvement program and for environmental costs).

  Profits began to increase in the second half of 1994 as the pace of the recovery in the U.S. economy accelerated and the European economy began to recover.

  The Packaging and Printing Papers segments led the Company's improving performance. Our industrial packaging business benefited from strong demand and higher prices for containerboard and corrugated boxes. In Printing Papers, price increases, propelled by a stronger pulp market, led to a resurgence in earnings in the latter part of the year. Results from Specialty Products were mixed, but overall earnings improved slightly over 1993. Forest Products earnings fell short of last year's record, while Distribution posted increases in both sales and earnings.

Accounting Changes

Effective January 1, 1994, International Paper changed its method of accounting for start-up costs to expense them as incurred. Our policy had been to capitalize start-up costs on major projects and amortize them over a five-year period. The accounting change resulted in a one-time after-tax charge of $75 million or $.60 per share. However, it also increased earnings by $10 million or $.08 per share for a net reduction in 1994 earnings of $65 million or $.52 per share.

--------------------------------------------------------------------------------

                     [Net Sales chart--Appendix A No. 5]

--------------------------------------------------------------------------------

  As of January 1, 1992, we adopted SFAS No. 109, "Accounting for
Income Taxes," which requires the liability method of determining deferred income taxes. Net earnings in 1992 were reduced by $50 million or $.41 per share for the cumulative effect of this change.

Restructuring and Other Charges

In 1992, International Paper recorded pre-tax charges of $370 million for a productivity improvement reserve and $28 million for environmental remediation and cleanup. These charges totaled $398 million ($263 million after taxes or $2.17 per share).

  The productivity improvement charge was primarily for asset write-downs and related severance costs to shift production from older, less efficient facilities to newer or modernized plants. The charge also included costs to consolidate operations and write-downs of some facilities with marginal returns. Asset write-downs were estimated at $250 million with accruals for one-time cash costs of $120 million (mainly for employee severance, legal, warranty and leases). Our projections called for annual savings approaching $75 million by the end of 1994, primarily the result of lower personnel costs and depreciation as well as the elimination of operating losses. As of year-end 1994, the Company substantially completed the actions for which the reserve had been established and realized the expected savings.

--------------------------------------------------------------------------------
       15
billion in sales

1994 marked the beginning of a worldwide economic recovery that promises to drive sales and earnings higher in 1995 and beyond.

                        [Photograph--Appendix B No. 17]

Worldwide

As international trade barriers fall, International Paper is ideally positioned to enter new global markets for our products.

Standing Tall

Like the radiata pine raised by our New Zealand-based Carter Holt Harvey affiliate, International Paper is growing rapidly in a highly competitive environment.

                       [Illustration of a radiata pine tree.]
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Premium

Zanders' Ikono and Chromolux lines of premium coated papers are used in top-of-the-line brochures and annual reports...like this one.

                        [Photograph--Appendix B No. 18]

Selection

The wide choice of colors, textures and weights of our Hammermill, Springhill, Strathmore and Beckett brands helps consumers match the medium to the message.

                        [Photograph--Appendix B No. 19]

Magazines

You read it here first: many widely circulated magazines and catalogs are printed on Adirondack, Saratoga and Miraweb II recycled coated papers.


                        [Photograph--Appendix B No. 20]
--------------------------------------------------------------------------------

Printing Papers

Printing Papers produced net sales of $4.4 billion in 1994, up from $3.9 billion in 1993 and $4.0 billion in 1992. 1994 operating profits totaled $20 million compared with losses of $122 million in 1993 and $70 million (a profit of $19 million before unusual items) in 1992.

After several years of eroding prices and sluggish demand, improving economic conditions in the United States and Europe sparked a recovery in all printing papers businesses and the segment returned to profitability during the third quarter of 1994. Prices continue to improve, mills are running full and cost reduction efforts are under way, positioning International Paper to achieve sharply higher earnings in 1995.

  Uncoated Papers represented about 49 percent of segment sales. A stronger U.S. economy led to higher demand when industry capacity was relatively tight. After reaching their lows at the end of the second quarter, uncoated paper prices began to increase rapidly. By the fourth quarter, our U.S. uncoated papers business turned profitable, following two years of losses.

  Our European operations improved dramatically, returning to profitability in 1994. Improving economies in Western Europe supported stronger demand and higher prices for Aussedat Rey's products. At Kwidzyn, productivity, quality and operating gains also aided results.

  We expect strong U.S.demand and high operating rates to lead to higher prices in 1995. Our forecast calls for demand growth to exceed GDP growth, with very modest industry capacity additions. The start-up of our new machine at Riverdale, together with our 1994 shutdown of high-cost capacity, continuing cost reductions and an enhanced product mix, should produce substantial profitability gains in 1995 and beyond. The European economic recovery is expected to continue. Operating results should improve as expanding demand supports additional price increases and as cost reduction efforts are realized. At Kwidzyn, capital improvements will provide greater operating efficiency and higher product quality.

--------------------------------------------------------------------------------

           [Net Sales and Operating Profit charts--Appendix A No. 6]

--------------------------------------------------------------------------------

  Coated Papers represented about 28 percent of segment sales. In the United States, price increases were implemented in the second half of the year and order levels strengthened, substantially reducing operating losses. European sales and results were also up from 1993 levels. However, the market for

Zanders' higher margin premium grades did not fully recover in 1994. Looking forward, robust market growth is expected to keep operating rates high and prices strong in the United States and Europe.

  Bristols accounted for 8 percent of segment sales. Operating profits increased 24 percent in 1994 after a two-year decline. Prices rose as markets strengthened and product mix improved. Our outlook for 1995 is for continued growth. New products and markets will help ensure that we maintain our leadership position.

  Pulp represented about 15 percent of segment sales. Operating results turned sharply upward in 1994 after a loss in 1993. Late in 1993, pulp markets began showing sustained improvement for the first time since 1989. Prices climbed more than $300 per ton in 1994 as growing demand absorbed industry capacity. Supplies remained tight through year end, and continued strong demand allowed further price increases in the first quarter of 1995. We expect worldwide demand to remain strong in 1995.

--------------------------------------------------------------------------------
      114
Recycled Grades

International Paper is responding to an environmentally aware marketplace by increasing the recycled grades that we offer.

                        [Photograph--Appendix B No. 21]

Specialty
                        [Illustration of acetate fiber spool]

Fibers such as Celebrate! acetate used in upscale apparel worn by Olympic gold medalist Kristi Yamaguchi contain specialty pulp from International Paper.
--------------------------------------------------------------------------------

# One
Bleached Board Producer

Quality products amd customer service support our position as a global leader in bleached board for folding cartons, liquid packaging and food service products.

                        [Photograph--Appendix B No. 22]

Long-lasting

Aseptic packaging keeps juice, milk and other perishable liquids fresh for our customers ... and helps preserve our growth in fast-growing markets.

               [Illustration and Photograph--Appendix B No. 23]

Packaging


Our Packaging segment generated net sales of $3.4 billion in 1994 compared with $3.1 billion in 1993 and $3.2 billion in 1992. Operating profits rebounded to $293 million in 1994 from $188 million in 1993 and were slightly lower than $308 million ($330 million before unusual items) in 1992. After reaching a low point in the first quarter of 1994, segment earnings improved in the wake of higher prices and volumes for industrial packaging.

  Industrial Packaging represented about 52 percent of segment sales. Results improved from 1993 as containerboard prices rose by more than $100 per ton during the year. Higher prices were supported by accelerating demand, causing the U.S. industry to operate at near-full capacity. Export demand for containerboard was also strong.

  In response to rising demand, the Oswego, N.Y., mill was converted in 1994 from high-cost uncoated papers to recycled containerboard. Construction of a new 400,000-ton-per-year containerboard machine at the Mansfield, La., mill also began during 1994.

  In 1995, U.S. containerboard capacity expansions will be limited and operating rates should remain high. Containerboard prices continue to rise in early 1995 and box prices are increasing commensurately. While worldwide containerboard supplies are expected to be tight in 1995, both our domestic and international box businesses are expected to have an excellent year.

--------------------------------------------------------------------------------

           [Net Sales and Operating Profit charts--Appendix A No. 7]

--------------------------------------------------------------------------------

  We believe that earnings will improve signicantly in 1995 as we benefit from our long-standing strength in the agricultural, poultry and industrial markets, our ability to provide high-performance and visual-appeal grades, and our expansion into the recycled markets.

  Consumer Packaging accounted for about 36 percent of segment sales. Operating profits were up slightly following a 30 percent decline in 1993. Market conditions began to improve by mid-1994. Pricing rose during the second half but did not fully recover to 1993 levels. Higher shipments and greater efficiency offset the lower prices.

  Capitalizing on our strengths in liquid packaging, we expect to expand in offshore markets for both fresh and aseptic packaging in 1995, including completion of an aseptic packaging facility near Lyons, France, as well as entry into China and Brazil. New products, such as our Triton beverage packaging system, will also contribute to the segment's growth. Strong market conditions are expected to prevail in 1995 even as capacity is added to the U.S. market.

  Kraft Packaging contributed about 12 percent of segment sales. Operating profits increased 30 percent over 1993 as shipments and prices rose. We expect further earnings improvement in 1995.

--------------------------------------------------------------------------------

Supremazia

We can say "leadership" in several languages--our international container division is a top producer of corrugated boxes in Europe.

                        [Photograph--Appendix B No. 24]

Eye-catching

Everest bleached board enhances the merchandising appeal of our customers' products, offering an exceptionally smooth surface for high quality printing.

                        [Photograph--Appendix B No. 25]

Refreshing

This SpoutPak carton keeps nature's bounty fresh-tasting, thanks to our packaging technology, and makes it easy to pour, thanks to our cap.
------------------------------------------------------------------------------

------------------------------------------------------------------------------
   280
Locations

Broad geographic coverage and coordinated operations enable us to serve customers in every state of the union.

International
                      [Illustration of European Continent]
In addition to ResourceNet International in North America, Aussedat Rey in France and Scaldia in the Netherlands deliver reliable service in Europe.

Moving

Expanding to new markets south of the border, ResourceNet International welcomed Mexican paper distributors Ogi Papel and Papelera Kif to our growing family in 1994.

                          [Illustration of Mexican flag.]
--------------------------------------------------------------------------------

Distribution

Distribution produced net sales of $3.5 billion in 1994, up from $3.1 billion in 1993 and $3.0 billion in 1992. Operating profits were $74 million in 1994 compared with $58 million in 1993 and $52 million ($58 million before unusual items) in 1992. While business conditions were sluggish during the first half of 1994, they improved dramatically later in the year. Sales and earnings grew because of improving economic conditions, acquisitions, effective marketing and gains in operating efficiency.

  Sales and earnings of ResourceNet International, our North American distribution business, rose in 1994. Earnings improved by 11 percent compared with a 5 percent gain in 1993. Operating, selling and administrative expenses improved as a percent of sales due to cost control and productivity efforts. Overall, return on sales improved slightly in 1994 despite costs associated with the integration of acquired companies.

--------------------------------------------------------------------------------

           [Net Sales and Operating Profit charts--Appendix A No. 8]

--------------------------------------------------------------------------------

  ResourceNet International is in transition from a group of successful regional distributors to a premier national merchant. This change is designed to serve customers more effectively and includes facility consolidations, implementation of common information systems and a significant investment in employee training. For example, in 1994 a large new facility was opened in New England, consolidating several smaller, less efficient operations. Consolidation of smaller facilities also took place in the Southeast and Midwest. In 1995, additional facility coordination and redesign efforts are scheduled.

  During 1994, ResourceNet International entered the Mexican market with two small acquisitions. We also acquired California-based Kirk Paper Corporation in December

1994. These acquisitions broaden our product offerings and marketing opportunities across California, and enhance our westernmost distribution capability from Canada to Mexico. Also in December, we announced our intent to acquire Michigan-based Carpenter Paper Company and Seaman Patrick Paper Company.

  Our European distribution business, based in France and the Netherlands, generated 12 percent higher sales in 1994 than in 1993. Operating results improved to a nearly break-even level following losses in 1993 and 1992. Sales and earnings gains reflect improving economic conditions.

  Demand and prices for our products and services began to improve in North America and Europe during the third quarter of 1994, and we expect improvement to continue in 1995. We are continuing to reduce costs, increase productivity and responsiveness to customers, and improve working capital.

--------------------------------------------------------------------------------
Towering

We distribute printing papers, industrial packaging, maintenance supplies, graphic arts supplies and other products used every day by businesses and consumers.

                        [Photograph--Appendix B No. 26]

Service

ResourceNet International puts experienced, quality-driven professionals on our team.

                        [Photograph--Appendix B No. 27]

Responsive

Just-in-time scheduling and the ability to deliver goods anywhere in the United States drive our reputation for superior customer service.

                        [Photograph--Appendix B No. 28]
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    17%
Total Sales

Growing specialty products businesses build on the resources of our paper, packaging and forest operations by sharing many of the same materials, processes and customers.

                        [Photograph--Appendix B No. 29]

In Vogue

Our Polyrey subsidiary in France is a style leader in decorative surfaces such as these high-pressure laminates.
--------------------------------------------------------------------------------

Specialty Products

Net sales of Specialty Products totaled $2.6 billion in 1994, up from $2.5 billion in 1993 and 1992. Operating profits improved to $268 million from $263 million in 1993 and $83 million ($238 million before unusual items) in 1992. Improvement was led by Specialty Panels, Chemicals and Specialty Industrial Papers. Earnings from Nonwovens, Petroleum and Imaging Products were lower in 1994 than in 1993.

  Specialty Panels accounted for 29 percent of segment sales. Operating profit improved 30 percent in 1994 following a 22 percent increase in 1993. As in 1993, the major contributor was CraftMaster molded interior door facings. Siding sales increased 8 percent over the previous year with the greatest growth coming from our specialty lines, OmniWood and Colorlok. The outlook for 1995 is for continued growth in sales and earnings.

--------------------------------------------------------------------------------

             [Net Sales and Operating Profit charts--Appendix A No. 9]

--------------------------------------------------------------------------------

  Imaging Products sales represented about 28 percent of segment sales. Sales increased in 1994 while earnings declined slightly after falling 64 percent in

1993. Earnings declines since 1992 are due to industry overcapacity and technological changes in the photographic and graphic arts businesses. Our offset plate and pressroom chemical activities are growing and continue to gain market share. We expect 1995 results to improve as we reduce costs, introduce new products and increase market share.

  Specialty Industrial Papers, which produces release backing papers for pressure-sensitive labels and other specialty papers, contributed about 18 percent of segment sales. After a 42 percent increase in 1993, 1994 earnings improved by 8 percent on the strength of record shipments. Prices improved toward the end of 1994, led by growth in the pressure-sensitive market. Our outlook is for further improvement in 1995 as markets remain strong and prices rise. Productivity enhancements will lower costs and a rebuilt machine at our Kaukauna, Wis., facility will double our capacity to make release backing papers for pressure-sensitive labels.

  Nonwovens sales represented about 10 percent of segment sales. Operating results declined significantly in 1994 as the con-sumer disposables market continued to move from drylaid to spunbond products. Sales volumes and earnings should begin to rebound in 1995 with the addition of a spunbond line at our Toronto, Canada, facility and the start-up of a proprietary fabric-enhancing process.

  Chemicals accounted for 10 percent of segment sales. Earnings were 47 percent above 1993. Commodity prices increased from cyclical lows. Demand was also strong in specialty markets where we were able to raise prices and grow volume. In 1995, we expect to continue to shift more of our sales to specialty products and raise prices to maintain margins.

  Petroleum accounted for about 5 percent of segment sales but a larger portion of its earnings. However, earnings were down about 30 percent from 1993 and 1992 as prices and production declined. We expect 1995 production levels and results to be comparable with 1994.

  Overall, we expect higher sales and earnings for the Specialty Products segment in 1995.

--------------------------------------------------------------------------------
Taking Off

Our specialty industrial papers business is reaching new heights as our customers continue to find new uses for pressure-sensitive labels.

                        [Photograph--Appendix B No. 30]

Brilliant
                   [Illustration of container of yellow ink]
Arizona Chemical significantly expanded its specialty product mix, including resins used in brightly colored printing inks.



Advanced

                        [Photograph--Appendix B No. 31]

New products in our CraftMaster door facings line, such as this prestained natural oak style, will open the door to higher sales in 1995.

                        [Photograph--Appendix B No. 32]

Veratec, a leading supplier of spunbond fabrics used in disposable diapers, is using new technologies to improve comfort and hygiene for some of the world's youngest consumers.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Stewardship

Southern pine represents our largest renewable source of fiber. On average, we grow 25 percent more fiber than we harvest.

                          [Illustration of Southern pine trees.]

Preservation

We are proud to receive the National Wild Turkey Federation's first Land Stewardship Award, recognizing our wildlife preservation programs.

                            [Illustration of a wild turkey.]
--------------------------------------------------------------------------------

Forest Products

Forest Products net sales were $1.7 billion in 1994, even with 1993 and up from $1.4 billion in 1992. Operating profits totaled $378 million in 1994, down from a record $445 million in 1993, but up substantially from $197 million ($261 million before unusual items) in 1992.

  Forestland revenues and profits declined in 1994 in the wake of a planned reduction in harvest volumes. A 10 percent decrease in the 1994 harvest was partially offset by a 4 percent increase in average prices. Sales of nonstrategic forestlands also declined.

  In the South, revenues were about the same as in 1993 as higher prices for pine sawlogs and pulpwood offset a lower harvest. High customer inventories and favorable harvest conditions led to a softening of prices through midyear. However, prices rebounded sharply in the fourth quarter when weather conditions constrained harvest activity. Stumpage sales in the West were 18 percent lower in 1994 than in 1993. Average prices on the West Coast were slightly above 1993 levels.

Export sales were soft throughout the year. In the Northeast, revenues were 18 percent above 1993 despite a lower harvest. Spruce-fir sawlog prices rose steadily throughout the year to record highs at year end. Pulpwood prices also increased as competition for fiber was brisk.

  We project harvest volume to decrease an additional 10 percent in 1995 and to remain near this level for the next several years. While early-1995 sawlog and pulpwood prices are well above 1994 average prices in the South and Northeast, and are at comparable levels in the West, lower harvests will likely have a dampening effect on sales and earnings in 1995.

  Wood Products operating results reached record levels in 1994 as sales increased 9 percent over 1993 levels. Operating profits were up 12 percent, benefiting from strong pricing and demand. Housing starts were robust through midyear, but finished the year slightly below 1993 levels.

--------------------------------------------------------------------------------

          [Net Sales and Operating Profit charts--Appendix A No. 10]

--------------------------------------------------------------------------------

  Lumber prices were volatile during 1994, up significantly early in the year but somewhat softer in the spring and late fall. The volatility resulted from uncertainties in the construction industry as interest rates rose throughout the year. Prices at year end were 11 percent below the record level reached in 1993. Wood costs increased throughout the year.

  Panel prices were less volatile and softened slightly during the spring before strengthening at year end, finishing the year near record levels. Increased productivity from recent capital improvements more than offset the increase in wood costs.

  Pricing levels for 1995 are uncertain and profit margins will face pressure from higher wood costs as competition for fiber increases. However, programs are under way to improve productivity and reduce costs.

--------------------------------------------------------------------------------
6,100,000
  Acres

Our extensive forestlands, primarily in the southern United States, support the economic vitality of our communities and the well-being of native plant and animal life.

Conservation

In partnerhsip with the U.S. Fish and Wildlife Service, we are completing a Habitat Conservation Plan in 1995 to protect the gopher tortoise, a threatened species.

                         [Illustration of a gopher tortoise.]

Building


International Paper is one of the largest U.S. producers of southern pine lumber and a leading provider of panels and other wood products.

                        [Photograph--Appendix B No. 33]
--------------------------------------------------------------------------------

Liquidity and Capital resouces

Cash Flow From Operations

Higher earnings helped International Paper generate substantial cash flow in 1994. Cash provided by operations in 1994 of $1.3 billion exceeded $1.0 billion in 1993 and 1992.

  Depreciation and amortization expense, excluding depletion, was $885 million ($923 million before the change in accounting for start-up costs) in 1994, $898 million in 1993 and $850 million in 1992.

Investment Activities

Capital spending of $1.1 billion in 1994 exceeded $954 million spent in 1993, but was less than $1.4 billion spent in 1992. Spending in 1994 reflected the start of several major projects and, as in recent years,also focused on further reductions of production costs, plant upgrades and incremental capacity expansions, quality and productivity improvements, and environmental initiatives.

  We expect capital spending for 1995 to exceed $1.3 billion. A discussion of our capital spending program appears on page 12.

--------------------------------------------------------------------------------
Capital Expenditures by Industry Segment

In millions for the years ended December 31         1994      1993      1992
                                                  ------    ------    ------
Printing Papers                                   $  447    $  429    $  740
Packaging                                            205       181       201
Distribution                                          16        13        14
Specialty Products                                   270       155       245
Forest Products                                      135       145       104
                                                  ------    ------    ------
                                                   1,073       923     1,304

Corporate                                             41        31        64
                                                  ------    ------    ------
Capital Expenditures                              $1,114    $  954    $1,368
                                                  ======    ======    ======
--------------------------------------------------------------------------------

  In 1994, International Paper spent $299 million to acquire an additional 8 percent interest in Carter Holt Harvey Limited, bringing total ownership to 24 percent. In late December, the Company acquired additional stock of Zanders Feinpapiere AG. Also in December, a merger was completed with Kirk Paper Corporation, a California-based paper distribution company.

  In 1993, the Company made several small acquisitions in its distribution and specialty products businesses.

  In 1992, the Company acquired Kwidzyn from the Polish government and an equity interest in Scitex Corporation Ltd.

Financing Activities

In 1994, the Company issued long-term debt totaling $600 million: in May, $150 million due in 2004; in June, $150 million due in 2024; and in August, $300 million of which $150 million is due in each of 2004 and 2006. In 1993, the Company issued $600 million of long-term debt: in March, $200 million due in 2023; in October, $200 million due in 2023; and in November, $200 million due in 2003.

  The proceeds of all 1994 and 1993 debentures were used primarily to reduce short-term borrowing and secure favorable long-term interest rates.

  In 1992, taking advantage of low interest rates, the Company increased short-term borrowing by $657 million, retiring $255 million of high-rate long-term debt. Also, 9.2 million shares of common stock were sold in a public offering yielding $650 million, and $200 million of 7.625 percent notes due in 2007 were issued. These proceeds were used principally to retire higher rate debt. See Note 10 on page 54 for a discussion of financial instruments.

  Common stock dividends per share were $.42 per quarter ($1.68 on an annual basis) in 1994, 1993 and 1992. Payments were $210 million in 1994, $208 million in 1993 and $206 million in 1992.

Capital Resource Outlook for 1995

Cash flow from operations is expected to exceed capital expenditures, working capital and dividend requirements.

  The Company maintained a strong balance sheet, with a debt to capital ratio of 41 percent in 1994, up from 39 percent in 1993 and 38 percent in 1992. These ratios support an investment-grade debt rating, allowing ready access to financial markets. As a result, we are able to take advantage of external investment and financing opportunities.

--------------------------------------------------------------------------------

             [Cash Flow From Operations chart--Appendix A No. 11]

--------------------------------------------------------------------------------

Other Financial Statement Items

Net interest expense increased to $349 million in 1994, up from $310 million in 1993 and $247 million in 1992. The 1994 increase resulted primarily from the shift to longer term debt and higher short-term rates.

  Net interest in 1992 benefited from tax-related interest income as well as higher capitalized interest related to major capital projects.


  The effective tax rate for 1994 was 35 percent of pre-tax income compared with 42 percent in 1993 (37 percent before the revaluation of deferred tax balances) and 31 percent in 1992. The adoption of SFAS No. 109 and the tax benefit at statutory rates of the productivity improvement charge in 1992 contributed to the lower rate. The increase in the 1993 rate arose from the increase in the U.S. statutory federal income tax rate of 1 percent, which also increased deferred taxes by $25 million. We expect the effective tax rate for 1995 to increase slightly as a result of changes in the geographic mix of our earnings.

  During 1994 and 1993, the Company recognized tax benefits of $33 million and $55 million, respectively, related to losses at certain non-U.S. locations. We believe that it is likely that these tax benefits will be realized.

--------------------------------------------------------------------------------

            [Total Debt to Capital Ratio chart--Appendix A No. 12]

--------------------------------------------------------------------------------

Environmental Issues

Environmental capital expenditures totaled $95 million in 1994, $100 million in 1993 and $126 million in 1992. Capital spending to increase recycling capacity totaled $280 million, $102 million and $35 million in 1994, 1993 and 1992, respectively. During 1994, International Paper successfully converted four of its 11 U.S. bleached mills to elemental chlorine-free technology.

  In 1993, the EPA released its "Cluster Rule" proposal to coordinate and integrate by 1998 the requirements for air emissions and water discharge for the pulp and paper industry. Also in 1993, the EPA issued the "Great Lakes Initiative," proposed regulations covering minimum water quality and implementation procedures. The content of the Cluster Rule and GLI and their impact on the industry was widely debated during 1994. The financial impact of these regulations will depend on various factors, including changes in the proposed regulations, new developments in technology, and timing of the implementation period. Last year, the Company estimated future capital spending to comply with the Cluster Rule and GLI to be between $700 million and $1.5 billion, depending upon the methods allowed by the final regulations to meet requirements. While there are ongoing discussions with the EPA and Congress concerning these rules, there have been no announced changes to the proposals and thus these estimates remain valid at this time. As a result of these discussions, there is some basis to expect that the EPA will make moderating adjustments to these rules and, if so, the range of estimated capital spending would be adjusted downward. Last year, we estimated that annual operating costs, excluding depreciation and the cost of capital, would increase between $60 million and $120 million when these rules are fully implemented in 1998 or 1999. This estimate will also be adjusted to the extent the EPA makes moderating changes.

  The Company paid fines and penalties related to environmental issues of

$960,000, $400,000 and $1.6 million for the years 1994, 1993 and 1992, respectively. Reviews are in progress by federal and state environmental agencies at certain facilities to determine if the Company is in compliance with environmental laws and regulations. Any fines arising from these reviews should not have a material effect on the Company's future financial condition or results of operations.

  In 1992, agreement was reached with the State of New York to conclude an investigation of the Company's Anitec facility in Binghamton, N.Y. Estimated costs of remediation were accrued in 1992.

  Beginning in late 1990, several lawsuits were filed against paper producers alleging property damage, business loss or risk of personal injury resulting from the presence of dioxin in mill discharges. International Paper was named in a number of these lawsuits. One case involving the Company's Texarkana, Texas, facility was settled in late 1993 without any admission or finding of liability. All but one of the remaining cases are in federal or state court in southern Mississippi and involve the Company's Moss Point, Miss., mill. During 1994, the Company tried to bring several cases to trial but uniformly the plaintiffs have dismissed the actions prior to commencement of proceedings. The Company expects to bring at least one lawsuit to trial during 1995. Due to aggressive solicitations by plaintiffs' attorneys, cumulative damage claims totaled more than $9.4 billion by the end of 1994, some $8 billion of which is in punitive damages. Management believes these suits are without merit and expects to prevail upon final resolution.

  International Paper is also a party to a number of other environmental remediation actions under various federal and state laws, including the Comprehensive Environmental Response, Compensation and Liability Act. Related costs are recorded in the financial statements when probable and reasonably estimable. These costs have increased in recent years and stabilized in 1994. Completion of these actions is not expected to have a material adverse effect on the Company's future financial condition or results of operations.

  Further details with respect to these cases can be found in the Company's quarterly reports on Form 10-Q and annual report on Form 10-K filed with the Securities and Exchange Commission. Copies can be obtained as indicated on the inside back cover of this report.

Effects of Inflation

General inflation has had minimal impact on International Paper's operating results in the last three years. Sales prices and volumes are more strongly influenced by supply and demand factors in specific markets and by exchange rate fluctuations than by inflationary factors.

Financial Information by Geographic Area

--------------------------------------------------------------------------------
Net Sales

In millions                      1994       1993       1992

                              -------    -------    -------

United States 1               $11,965    $11,085    $10,524

Europe                          2,958      2,586      3,030

Other                             354        340        347

Less: Intergeographic Sales      (311)      (326)      (303)
                              -------    -------    -------

Net Sales                     $14,966    $13,685    $13,598
                              =======    =======    =======
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Assets

In millions                      1994       1993       1992
                              -------    -------    -------

United States                 $11,237    $10,999    $10,680

Europe                          3,818      3,512      3,832

Other                           1,241        820        812

Corporate                       1,540      1,300      1,192
                              -------    -------    -------

Assets                        $17,836    $16,631    $16,516
                              =======    =======    =======
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
European Sales by Business Segment

In millions                      1994       1993       1992
                              -------    -------    -------

Printing Papers                $1,231     $1,016     $1,172

Packaging                         559        513        675

Distribution                      318        284        335

Specialty Products                771        710        791

Forest Products                    79         63         57
                              -------    -------    -------

European Sales                 $2,958     $2,586     $3,030
                              =======    =======    =======
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Operating Profit

In millions                      1994       1993       1992
                              -------    -------    -------
United States                    $915       $833       $511

Europe 2,3                         97        (23)        41

Other                              21         22         18
                              -------    -------    -------

Operating Profit               $1,033       $832       $570 4
                              =======    =======    =======
--------------------------------------------------------------------------------
1 Export sales to unaffiliated customers (in millions) were $1,200 in 1994, $1,100 in 1993 and $1,200 in 1992.

2 Includes amounts, net of goodwill amortization, for Aussedat Rey, Ilford, Zanders, the Horsell graphic arts businesses, the Rhone Valley Packaging business, Scaldia Papier BV and Kwidzyn from the dates of acquisition.

3 While net sales includes 100% of Zanders' sales, operating profit is adjusted for minority interests.

4 Includes restructuring and other charges totaling $336 million.

European sales staged a strong recovery in 1994, increasing 14% to $3.0 billion after decreasing 15% in 1993 and increasing 7% in 1992. Profitability of the European units of our Packaging and Specialty Products segments improved compared with 1993 and operations within the Printing Papers segment returned to profitability during 1994. As a result, European operations as a whole reported profits of $97 million in 1994 compared with a loss of $23 million in 1993 and a $41 million profit in 1992.

Improved economic conditions in 1994 resulted in increased prices and shipments, particularly in the last quarter. Prices for pulp and uncoated papers led the upturn. The capital improvements at Aussedat Rey's Saillat mill in France and the Kwidzyn mill in Poland contributed to increased earnings as a result of reduced costs and increased pulp production.

In Europe, prices reached their cyclical lows in 1994 and began recovering in the second half. We expect higher profits in 1995 as the economy continues to recover and the price increases implemented in the latter part of 1994 are realized in 1995.

International Paper owns a 12% interest in Scitex Corporation Ltd., a world leader in digital visual information communication for the graphic design, printing, publishing and video markets. Scitex, with annual 1994 revenues of $704 million, is headquartered in Israel, with most of its sales to European, North American and Japanese customers. For the year ended December 31, 1994, Scitex reported net income of $72 million before a nonrecurring charge of $8 million. The 1994 results before the special charge declined 23% after a similar decline in 1993.

In March 1994, the Company increased its investment in Carter Holt Harvey Limited, a New Zealand-based forest and paper products company with substantial assets in Chile, from 16% to 24%. CHH has annual sales of approximately $1.5 billion. For the fiscal year ended March 31, 1994, CHH reported net earnings of about $180 million for a 34% increase over the period ended March 31, 1993. The growth in profit for the period is attributable to higher sawlog export prices and solid gains in productivity and operational efficiencies. For the six months ended September 30, 1994, CHH had earnings of about $120 million, which represented a 23% increase in profits over the prior-year six-month period. Results were driven by higher average pulp and paper prices, stronger wood products demand and operating cost reductions.

Financial Information by Industry Segment

--------------------------------------------------------------------------------
Net Sales

In millions                      1994       1993       1992
                              -------    -------    -------

Printing Papers               $ 4,400    $ 3,905    $ 4,040

Packaging                       3,375      3,095      3,245

Distribution                    3,470      3,140      2,980

Specialty Products              2,590      2,460      2,460

Forest Products                 1,715      1,700      1,410

Less: Intersegment Sales         (584)      (615)      (537)
                              -------    -------    -------
Net Sales                     $14,966    $13,685    $13,598
                              =======    =======    =======
--------------------------------------------------------------------------------
Operating Profit

In millions                      1994       1993       1992
                              -------    -------    -------

Printing Papers               $    20    $  (122)   $   (70)

Packaging                         293        188        308

Distribution                       74         58         52

Specialty Products                268        263         83

Forest Products                   378        445        197

                              -------    -------    -------

Operating Profit                1,033        832        570

  Interest Expense, net          (349)      (310)      (247)

  Corporate Items, net            (20)       (22)      (117)
                              -------    -------    -------

Earnings Before Income Taxes,
  Extraordinary Item and
  Cumulative Effect of
  Accounting Changes             $664       $500       $206
                              =======    =======    =======
--------------------------------------------------------------------------------
Assets

In millions                      1994       1993       1992
                              -------    -------    -------

Printing Papers               $ 6,706    $ 6,466    $ 6,566

Packaging                       3,098      3,011      3,090

Distribution                    1,210      1,085      1,062

Specialty Products              2,782      2,607      2,585

Forest Products                 1,533      1,603      1,522

Investment in:

  Carter Holt Harvey              735        331        285

  Scitex                          232        228        214

Corporate 1                     1,540      1,300      1,192
                              -------    -------    -------

Assets                        $17,836    $16,631    $16,516
                              =======    =======    =======
--------------------------------------------------------------------------------
Depreciation, Depletion and Amortization

In millions                      1994       1993       1992
                              -------    -------    -------

Printing Papers               $   443    $   414    $   392

Packaging                         192        213        211

Distribution                       29         28         30

Specialty Products                161        180        152


Forest Products                    96         93         84

Corporate                           5         10         14
                              -------    -------    -------

Depreciation, Depletion
  and Amortization                926        938        883

Less: Depletion 2                 (41)       (40)       (33)
                              -------    -------    -------

Depreciation and
  Amortization                   $885       $898       $850
                              =======    =======    =======
--------------------------------------------------------------------------------
1 Corporate assets are principally cash and temporary investments, investments, deferred taxes and other assets that are not identifiable with industry segments.

2 Included in Forest Products.

Industry Segment Contributions

Earnings before income taxes, extraordinary item and cumulative effect of accounting changes were $664 million in 1994, $500 million in 1993 and $206 million ($604 million before the $370 million productivity improvement charge and $28 million of environmental charges) in 1992. The table to the right portrays the impact of the unusual items on operating profit for each of the industry segments for 1992:

--------------------------------------------------------------------------------
                                       1992 Operating Profit
                              -----------------------------------------
                                  Before        Unusual       After
                              Unusual Items      Items    Unusual Items
                              -------------     -------   -------------
In millions

Printing Papers                       $  19       $  89           $ (70)

Packaging                               330          22             308

Distribution                             58           6              52

Specialty Products                      238         155              83

Forest Products                         261          64             197
                                      -----       -----           -----

Operating Profit                        906         336             570

  Interest Expense, net                (247)                       (247)


  Corporate Items, net                  (55)         62            (117)
                                      -----       -----           -----

Earnings Before Income Taxes,
  Extraordinary Item and Cumulative
  Effect of Accounting Changes        $ 604       $ 398           $ 206
                                      =====       =====           =====
--------------------------------------------------------------------------------

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


Robert C. Butler
Senior Vice President and Chief Financial Officer

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of International Paper Company:

We have audited the accompanying consolidated balance sheets of International Paper Company (a New York corporation) and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of earnings, common shareholders' equity and cash flows for each of the three years ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Paper Company and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years ended December 31, 1994 in conformity with generally accepted accounting principles.

  As explained in Notes 3 and 6 to the financial statements, effective January 1, 1994, the Company changed its method of accounting for start-up costs, and effective January 1, 1992, changed its method of accounting for income taxes.

New York, N.Y.
February 9, 1995

CONSOLIDATED STATEMENT OF EARNINGS

In millions, except per share amounts, for
the years ended December 31                      1994       1993       1992
                                              -------    -------    -------

Net Sales                                     $14,966    $13,685    $13,598
                                              -------    -------    -------
Costs and Expenses

  Cost of products sold                        11,143     10,191     10,137

  Depreciation and amortization                   885        898        850

  Distribution expenses                           692        634        629

  Selling and administrative expenses           1,082        999        981

  Taxes other than payroll and income taxes       151        153        150

  Restructuring charges                                                 370

  Other                                                                  28
                                              -------    -------    -------

Total Costs and Expenses                       13,953     12,875     13,145
                                              -------    -------    -------

Earnings Before Interest, Income Taxes,
  Extraordinary Item and Cumulative Effect
  of Accounting Changes                         1,013        810        453

  Interest expense, net                           349        310        247
                                              -------    -------    -------

Earnings Before Income Taxes,
  Extraordinary Item and Cumulative
  Effect of Accounting Changes                    664        500        206

  Provision for income taxes                      232        211         64
                                              -------    -------    -------

Earnings Before Extraordinary Item and
  Cumulative Effect of Accounting Changes         432        289        142

  Extraordinary item-loss on extinguishment
    of debt (less tax benefit of $3)-Note 9                              (6)

  Cumulative effect of change in
    accounting for:

    Start-up costs (less tax benefit of $50)
      -Note 3                                     (75)


    Income taxes-Note 6                                                 (50)
                                              -------    -------    -------

Net Earnings                                  $   357    $   289    $    86
                                              =======    =======    =======

Earnings per Common Share

  Earnings before extraordinary item
    and cumulative effect of accounting
    changes                                   $  3.46    $  2.34    $  1.17

  Extraordinary item-loss on extinguishment
    of debt-Note 9                                                     (.05)

  Cumulative effect of change in
    accounting for:

    Start-up costs-Note 3                        (.60)

    Income taxes-Note 6                                                (.41)
                                              -------    -------    -------

Earnings per Common Share                     $  2.86    $  2.34    $   .71
                                              =======    =======    =======

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED BALANCE SHEET

In millions at December 31                            1994        1993
                                                   -------     -------
Assets

Current Assets

  Cash and temporary investments, at cost,
   which approximates market                       $   270     $   242

  Accounts and notes receivable, less
   allowances of $97 in 1994 and $104 in
   1993                                              2,241       1,856

  Inventories                                        2,075       2,024

  Other current assets                                 244         279
                                                   -------     -------

Total Current Assets                                 4,830       4,401
                                                   -------     -------


Plants, Properties and Equipment, Net                9,139       8,872

Forestlands                                            802         786

Investments                                          1,032         631

Goodwill                                               763         754

Deferred Charges and Other Assets                    1,270       1,187
                                                   -------     -------

Total Assets                                       $17,836     $16,631
                                                   =======     =======

Liabilities and Common Shareholders' Equity

Current Liabilities

   Notes payable and current maturities of
     long-term debt                                $ 2,083     $ 2,089

   Accounts payable                                  1,204       1,089

   Accrued liabilities                                 747         751
                                                   -------     -------

Total Current Liabilities                            4,034       3,929
                                                   -------     -------

Long-Term Debt                                       4,464       3,601

Deferred Income Taxes                                1,612       1,614

Minority Interest and Other Liabilities              1,212       1,262

Commitments and Contingent Liabilities-Note 7

Common Shareholders' Equity

  Common stock, $1 par value; issued 1994--
    128.2 shares, 1993--127.3 shares                   128         127

  Paid-in capital                                    1,786       1,704

  Retained earnings                                  4,711       4,553
                                                   -------     -------

                                                     6,625       6,384

  Less: Common stock held in treasury,
    at cost; 1994--2.3 shares, 1993--3.4 shares        111         159
                                                   -------     -------

Total Common Shareholders' Equity                    6,514       6,225

                                                   -------     -------

Total Liabilities and Common Shareholders' Equity  $17,836     $16,631
                                                   =======     =======

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS


In millions for the years ended December 31       1994      1993      1992
                                               -------   -------   -------
Operating Activities

  Net earnings                                 $   357   $   289   $    86

  Cumulative effect of accounting changes           75                  50

  Noncash items

   Depreciation and amortization                   885       898       850

   Deferred income taxes                            42        54       (99)

   Restructuring and other charges                                     398

   Other, net                                       (2)      (22)      (95)

  Changes in current assets and liabilities

   Accounts and notes receivable                  (339)       78         2

   Inventories                                       8       (93)     (127)

   Accounts payable and accrued liabilities        252      (220)      (71)

   Other                                            (3)       (3)       15
                                               -------   -------   -------

Cash Provided by Operations                      1,275       981     1,009
                                               -------   -------   -------
Investment Activities

   Invested in capital
    projects                                    (1,114)     (954)   (1,368)

   Acquisitions
    Plants, properties and equipment                         (17)     (163)

    Goodwill                                                  (9)      (13)

    Other assets and liabilities, net              (58)       (9)       23


  Investments in affiliated companies             (299)       (9)     (247)

  Other                                            (71)     (124)     (104)
                                               -------   -------   -------

Cash Used for Investment Activities             (1,542)   (1,122)   (1,872)
                                               -------   -------   -------

Financing Activities

  Issuance of common stock                          67        60       703

  Sale of limited partnership interests                      165

  Issuance of debt                               1,059       727       869

  Reduction of debt                               (275)     (467)     (475)

  Change in bank overdrafts                       (115)      (52)       69

  Dividends paid                                  (210)     (208)     (206)

  Other                                           (235)      (62)     (102)
                                               -------   -------   -------

Cash Provided by Financing Activities              291       163       858
                                               -------   -------   -------

Effect of Exchange Rate Changes on Cash              4        (5)       (8)
                                               -------   -------   -------

Change in Cash and Temporary Investments            28        17       (13)

Cash and Temporary Investments

  Beginning of the year                            242       225       238
                                               -------   -------   -------

  End of the year                              $   270   $   242   $   225
                                               =======   =======   =======

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF COMMON SHAREHOLDERS' EQUITY

                                                                    Common
                                                              Stock Issued                       Treasury Stock          Total
                                                           ---------------                       --------------         Common
                                                                              Paid-In  Retained                  Shareholders'
In millions, except share amounts in thousands             Shares   Amount  Capital 1  Earnings  Shares  Amount         Equity
                                                           -------  ------  ---------  --------  ------  ------  -------------


Balance, January 1, 1992                                   117,578    $118     $1,264    $4,592   5,124    $235         $5,739

  Issuance of stock in a public offering                     9,200       9        641                                      650

  Issuance of stock for various plans                          215                 27              (793)    (33)            60

  Cash dividends--Common stock ($1.68 per share)                                           (206)                          (206)

  Foreign currency translation
   (less tax benefit of $58)                                                      (140)                                    (140)

Net earnings                                                                                  86                            86
                                                           -------  ------  ---------  --------  ------  ------  -------------

Balance, December 31, 1992                                 126,993     127      1,792     4,472   4,331     202          6,189

  Issuance of stock for acquisition                                                 2              (117)     (5)             7

  Issuance of stock for various plans                          294                 38              (815)    (38)            76

  Cash dividends--Common stock  ($1.68 per share)                                          (208)                          (208)

  Foreign currency translation (less tax benefit of $14)                         (128)                                    (128)

Net earnings                                                                                289                            289
                                                           -------  ------  ---------  --------  ------  ------  -------------

Balance, December 31, 1993                                 127,287     127      1,704     4,553   3,399     159          6,225

Issuance of stock for merger                                   819       1         15        11                             27

Issuance of stock for various plans                            138                 30            (1,050)    (48)            78

Cash dividends--Common stock ($1.68 per share)                                             (210)                          (210)

Foreign currency translation (less tax benefit of $70)                             37                                       37

Net earnings                                                                                357                            357
                                                           -------  ------  ---------  --------  ------  ------  -------------


Balance, December 31, 1994                                 128,244    $128     $1,786    $4,711   2,349    $111         $6,514
                                                           =======  ======  =========  ========  ======  ======  =============

1 The cumulative foreign currency translation adjustment was $(243) million, $(280) million and $(152) million at December 31, 1994, 1993 and 1992, respectively.

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

Consolidation

The consolidated financial statements include the accounts of International Paper Company and its subsidiaries (the Company). Minority interest represents minority shareholders' proportionate share of the equity in several of the Company's consolidated subsidiaries, primarily IP Timberlands, Ltd. (IPT), Zanders Feinpapiere AG, Georgetown Equipment Leasing Associates, L.P. and Trout Creek Equipment Leasing, L.P. All significant intercompany balances and transactions are eliminated. Investments in affiliated companies owned 20% to 50%, and the Company's investment in Scitex Corporation Ltd. where the Company has the ability to exercise significant influence, are accounted for by the equity method. The Company's share of affiliates' earnings is included in the consolidated statement of earnings.

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

Plants, Properties and Equipment

Plants, properties and equipment are stated at cost, less accumulated depreciation. For financial reporting purposes, the Company uses the units-of-production method for depreciating its major pulp and paper mills and certain wood products facilities and the straight-line method for other plants and equipment. Annual straight-line depreciation rates are buildings, 2 1/2% to 8 1/2%, and machinery and equipment, 5% to 33%. For tax purposes, depreciation is computed utilizing accelerated methods.

Interest costs for the construction of certain long-term assets are capitalized and amortized over the related assets' estimated useful lives. The Company capitalized net interest costs of $18 million in 1994, $12 million in 1993 and $42 million in 1992. Interest payments made during 1994, 1993 and 1992 were $369 million, $372 million and $363 million, respectively.

Forestlands

The Company, which currently owns 84% and 100% of IPT's Class A and Class B Units, respectively, controlled approximately 6.1 million acres of forestlands in the United States at December 31, 1994. Forestlands are stated at cost, less accumulated depletion representing the cost of timber harvested. Forestlands include owned property as well as certain timber harvesting rights with terms of one or more years. Costs attributable to timber are charged against income as trees are cut. The depletion rate charged is determined annually based on the relationship of remaining costs to estimated recoverable volume.

Translation of Financial Statements

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

Amortization of Intangible Assets

Goodwill, the cost in excess of assigned value of businesses acquired, is amortized over 40 years. Accumulated amortization was $148 million and $101 million at December 31, 1994 and 1993, respectively.

Revenue Recognition

The Company generally recognizes revenues when goods are shipped.

Earnings per Common Share

Earnings per common share were computed on the basis of the following average number of shares outstanding (in millions): 1994--124.9, 1993--123.2 and 1992--121.4. The effect of all dilutive securities is immaterial.

Reclassifications

Certain reclassifications have been made to prior-year amounts to conform with the current-year presentation.

Note 2. Industry Segment Information

Financial information by industry segment and geographic area for 1994, 1993 and 1992 is presented on pages 40, 43 and 44.

Note 3. Start-up Costs

Effective January 1, 1994, the Company changed its method of accounting for start-up costs on major projects to expense these costs as incurred. Prior to 1994, the Company capitalized these costs and amortized them over a five-year period. This change was made to increase the focus on controlling costs associated with facility start-ups.

The Company restated 1994 first-quarter results to record a pre-tax charge of $125 million ($75 million after taxes or $.60 per share) as the cumulative effect of this accounting change. This change also decreased 1994 total costs and expenses by $17 million ($10 million after taxes or $.08 per share). On a pro forma basis, this change would have increased 1992 total costs and expenses by $33 million ($20 million after taxes or $.17 per share) and would have had no impact on 1993.

Note 4. Mergers and Acquisitions

In March 1994, the Company acquired from Brierley Investments Limited an additional 8% interest in Carter Holt Harvey Limited, a major New Zealand forest and paper products company with substantial assets in Chile. The purchase increased the Company's ownership of Carter Holt to 24%. The investment in Carter Holt is accounted for using the equity method. In December, the Company acquired additional stock of Zanders Feinpapiere AG. Also in December, a merger was completed with Kirk Paper Corporation, a California-based paper distribution company. The December 31, 1994 consolidated balance sheet reflects a preliminary allocation of the purchase price for these acquisitions, to be finalized in 1995.

In 1993, the Company made several small acquisitions in its distribution and specialty products businesses.

During 1992, the Company acquired an equity interest in Scitex Corporation Ltd., an Israel-based world leader in digital visual information communication for the graphic design, printing, publishing and video industries. Also in 1992, Zaklady Celulozowa-Papierniecze S.A. w Kwidzynie (Kwidzyn) was acquired from the Government of the Republic of Poland. Kwidzyn is Poland's largest white papers manufacturer and only integrated bleached pulp and paper company.

With the exception of Kirk Paper Corporation, which was accounted for as a pooling-of-interests, all of the 1994, 1993 and 1992 acquisitions were accounted for using the purchase method. The operating results of these mergers and acquisitions have been included in the consolidated statement of earnings from the dates of acquisition. The effects of these mergers and acquisitions, both individually and in the aggregate, were not significant to the Company's consolidated financial statements.

During 1993, the Company contributed assets with a fair market value of approximately $900 million to two newly formed limited partnerships, Georgetown Equipment Leasing Associates, L.P. and Trout Creek Equipment Leasing, L.P. These partnerships are separate and distinct legal entities from the Company and have separate assets, liabilities, business functions and operations. However, for accounting purposes, the Company continues to consolidate these assets, and the minority shareholders' interest is reflected as minority interest in the accompanying financial statements. The purpose of the partnerships is to invest in and manage a portfolio of assets including pulp and paper equipment used at the Georgetown, S.C., and Ticonderoga, N.Y., mills. This equipment is leased to the Company under long-term leases. Partnership assets also include floating rate notes and cash. During 1993, outside investors purchased a portion of the Company's limited-partner interests for $132 million and also contributed an additional $33 million to one of these partnerships.

At December 31, 1994, the Company held aggregate general and limited-partner interests totaling 83.5% in Georgetown Equipment Leasing Associates, L.P. and 81.2% in Trout Creek Equipment Leasing, L.P. The Company also held $273 million and $197 million of borrowings at December 31, 1994 and 1993, respectively, from these partnerships. These funds are being used for general corporate purposes.

Note 5. Unusual Items

In November 1992, the Company recorded pre-tax charges of $370 million to establish a productivity improvement reserve and $28 million for environmental remediation and cleanup. The productivity improvement reserve included charges for plant shutdowns ($126 million), consolidations and other write-offs ($138 million) and severance and employee relocation ($64 million). Other costs included in the productivity charge concerned legal, warranty and miscellaneous items amounting to $42 million.

Note 6. Income Taxes

The Company uses the liability method required by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109), whereby deferred income taxes are recorded based upon differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities must be revalued to reflect new tax rates in the periods rate changes are enacted. Accordingly, the 1993 provision for income taxes included a charge of $25 million ($.20 per share) for deferred tax expense resulting from the enactment of the Omnibus Budget Reconciliation Act of 1993, which raised the federal income tax rate by 1% effective January 1, 1993.

The Company adopted the provisions of SFAS No. 109 in the fourth quarter of 1992. First-quarter operations were restated to record an after-tax charge of $50 million ($.41 per share) as the cumulative effect of the accounting change as of January 1, 1992. The components of earnings before income taxes, extraordinary item and cumulative effect of accounting changes, and the provision for income taxes by taxing jurisdiction were:

--------------------------------------------------------------------------------
In millions                              1994      1993      1992
                                        -----     -----     -----
Earnings (losses)

  U.S.                                  $ 595     $ 577     $ 134

  Non-U.S.                                 69       (77)       72
                                        -----     -----     -----

Earnings before income taxes,
  extraordinary item and cumulative
  effect of accounting changes          $ 664     $ 500     $ 206
                                        =====     =====     =====
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
In millions                              1994      1993      1992
                                        -----     -----     -----
Current tax provision

  U.S. federal                          $ 148     $ 114     $ 120

  U.S. state and local                     10        12        14

  Non-U.S.                                 32        31        29
                                        -----     -----     -----
                                          190       157       163
                                        -----     -----     -----

Deferred tax provision

  U.S. federal                             23        64       (79)

  U.S. state and local                     24        20       (17)

  Non-U.S.                                 (5)      (55)       (3)

  U.S. federal rate change                           25
                                        -----     -----     -----
                                           42        54       (99)
                                        -----     -----     -----

Provision for income taxes              $ 232     $ 211     $  64
                                        =====     =====     =====
--------------------------------------------------------------------------------

The Company made income tax payments of $75 million, $156 million and $130 million in 1994, 1993 and 1992, respectively.

A reconciliation of income tax expense using the statutory U.S. income tax rate compared with the Company's actual income tax expense follows:

--------------------------------------------------------------------------------
In millions                              1994      1993      1992
                                        -----     -----     -----
Earnings before income taxes,
  extraoridinary item and cumulative
  effect of accounting changes          $ 664     $ 500     $ 206

Statutory U.S. income tax rate             35%       35%       34%
                                        -----     -----     -----

Tax expense using statutory
  U.S. income tax rate                    232       175        70

State and local taxes                      22        21        (2)

Goodwill amortization                       8         7        18

Foreign sales corporation benefit         (12)       (6)       (6)

U.S. federal rate change                             25

Tax credits                                (6)       (9)       (6)


Other, net                                (12)       (2)      (10)
                                        -----     -----     -----

Provision for income taxes              $ 232     $ 211     $  64
                                        -----     -----     -----
Effective income tax rate                  35%       42%       31%
                                        =====     =====     =====
--------------------------------------------------------------------------------

The net deferred income tax liability as of December 31, 1994 and 1993 includes the following components:

--------------------------------------------------------------------------------
In millions                               1994        1993
                                       -------     -------
Current deferred tax asset             $   138     $   176

Noncurrent deferred tax liability 1     (1,462)     (1,499)
                                       -------     -------

Total                                  $(1,324)    $(1,323)
                                       =======     =======
--------------------------------------------------------------------------------
1 Net of $150 million and $115 million at December 31, 1994 and 1993, respectively, of noncurrent deferred tax assets.

The tax effects of significant temporary differences representing deferred tax assets and liabilities at December 31, 1994 and 1993 were as follows:

--------------------------------------------------------------------------------
In millions                               1994        1993
                                       -------     -------
Plants, properties and equipment       $(1,634)    $(1,644)

Prepaid pension costs                     (233)       (204)

Postretirement benefit accruals            167         150

Alternative minimum tax credit
  carryforwards                            145          92

Non-U.S. net operating losses              148         115

Other                                       83         168
                                       -------     -------
Total                                 $(1,324)    $(1,323)
                                       =======     =======
--------------------------------------------------------------------------------

The Company's alternative minimum tax credit carryforwards can be carried forward indefinitely. The Company had net operating loss carryforwards applicable to non-U.S. subsidiaries of which $176 million expire in years 1997 through 2004 and $240 million can be carried forward indefinitely.

Deferred taxes are not provided for temporary differences of approximately $297 million and $385 million as of December 31, 1994 and 1993, respectively, representing earnings of non-U.S. subsidiaries that are intended to be permanently reinvested. If these earnings were remitted, the Company believes that U.S. foreign tax credits would eliminate any significant impact on future income tax provisions.

Note 7. Commitments and Contingent Liabilities

The Company leases certain property, machinery and equipment under cancelable and noncancelable lease agreements. At December 31, 1994, total future minimum rental commitments under noncancelable leases were $348 million, due as follows: 1995-$81 million, 1996-$68 million, 1997-$57 million, 1998-$46 million, 1999-$41 million, and thereafter-$55 million. Rent expense was $124 million, $92 million and $86 million for 1994, 1993 and 1992, respectively.

The Company is involved in various inquiries, administrative proceedings and litigation relating to contracts, sales of property, environmental protection, tax, antitrust and other matters, some of which allege substantial monetary damages. While any proceeding or litigation has the element of uncertainty, the Company believes that the outcome of any lawsuit or claim that is pending or threatened, or all of them combined, will not have a material adverse effect on its consolidated financial position or results of operations.

Note 8. Supplementary Balance Sheet Information

Inventories by major category were:

--------------------------------------------------------------------------------
In millions at December 31                1994        1993
                                       -------     -------

Raw materials                          $   365     $   380

Finished pulp, paper and packaging
  products                               1,067       1,017

Finished imaging products                  152         164

Finished lumber and panel products          77          79

Operating supplies                         335         324

Other                                       79          60
                                       -------     -------

Inventories                            $ 2,075     $ 2,024
                                       =======     =======
--------------------------------------------------------------------------------

Approximately 70% of the Company's total raw materials and finished products inventories were valued using the last-in, first-out method. If the first-in, first-out method had been used, it would have increased total inventory balances by approximately $194 million, $160 million and $168 million at December 31, 1994, 1993 and 1992, respectively.

Plants, properties and equipment by major classification were:

--------------------------------------------------------------------------------
In millions at December 31                1994        1993
                                       -------     -------
Pulp, paper and packaging facilities

  Mills                                $11,672     $10,996

  Packaging plants                       1,180       1,138

Wood products facilities                 1,296       1,178

Other plants, properties and equipment   2,042       1,865
                                       -------     -------

Gross cost                              16,190      15,177

Less: Accumulated depreciation           7,051       6,305
                                       -------     -------

Plants, properties and equipment, net  $ 9,139     $ 8,872
                                       =======     =======
--------------------------------------------------------------------------------

Note 9. Debt and Lines of Credit

A summary of long-term debt follows:

--------------------------------------------------------------------------------
In millions at December 31                1994        1993
                                       -------     -------
9.4% to 9.7% notes--due 1995-2002      $   400     $   400

8 1/8% notes--due 2024                     149

7 1/2% to 7 7/8% notes--due 2004-2007      648         199

7 5/8% notes--due 2023                     199         199

6 7/8% notes--due 2023                     197         197

6 1/8% notes--due 2003                     199         199

5 3/4% convertible subordinated
  debentures--due 2002 1                   199         199

5 1/8% debentures--due 2012                 81          78


Medium-term notes--due 1995-2009 2         594         549

Environmental and industrial
  development bonds--due 1995-2017 3,4     848         747

Commercial paper and bank notes 5          677         516

Other 6                                    585         496
                                       -------     -------

Total 7                                  4,776       3,779

Less: Current maturities                   312         178
                                       -------     -------

Long-term debt                         $ 4,464     $ 3,601
                                       =======     =======
--------------------------------------------------------------------------------
1 The 5 3/4% convertible subordinated debentures are convertible into Company common stock at a conversion price of $68.50 per share. These debentures are redeemable at par.

2 The weighted average interest rate on these notes was 8.5% in 1994 and 8.7% in 1993.

3 The weighted average interest rate on these bonds was 5.7% in 1994 and 5.3% in 1993.

4 Includes $323 million and $279 million of bonds at December 31, 1994 and 1993, respectively, which may be tendered at various dates and/or under certain circumstances.

5 The weighted average interest rate was 5.7% in 1994 and 3.5% in 1993.

6 Includes $96 million in 1994 and $95 million in 1993 of French franc borrowings with a weighted average interest rate of 4.7% in 1994 and 5.6% in 1993, and $227 million in 1994 and $214 million in 1993 of German mark borrowings with a weighted average interest rate of 6.7% in 1994 and 6.6% in 1993.

7 The fair market value was approximately $4.7 billion and $4.0 billion at December 31, 1994 and 1993, respectively.

At December 31, 1994 and 1993, the Company classified $1.0 billion and $795 million, respectively, of tenderable bonds, commercial paper and bank notes as long-term debt. The Company has the intent and ability to renew or convert these obligations through 1995 and into future periods.

Total maturities of long-term debt over the next five years are: 1995-$312 million, 1996-$228 million, 1997-$190 million, 1998-$171 million and 1999-$120 million.


At December 31, 1994, the Company had unused bank lines of credit of approximately $1.2 billion. The lines generally provide for interest at market rates plus a margin based on the Company's current bond rating. The principal line provides for $1.0 billion of credit through January 2000, cancelable only if the Company's bond rating drops below investment grade. A facility fee of .10% of the line is payable annually.

At December 31, 1994, notes payable classified as current liabilities included $1.7 billion of non-U.S. dollar-denominated debt with a weighted average interest rate of 5.9%.

In 1992, an extraordinary loss of $6 million after taxes ($.05 per share) was recorded for the extinguishment of high-interest-rate debt.

Note 10. Financial Instruments

The Company has a policy of financing a portion of its investments in overseas operations with borrowings denominated in the same currency as the investment or by entering into foreign exchange contracts in tandem with U.S. borrowings. The purpose of this activity is to provide a hedge against fluctuations in exchange rates.

Non-U.S. dollar-denominated debt totaling $2.2 billion was outstanding at December 31, 1994. Also outstanding were foreign exchange contracts totaling $319 million, all having maturities of less than 360 days, as follows: Belgian francs, $126 million; Spanish pesetas, $58 million; British pounds, $52 million; and contracts totaling $83 million in four other currencies. The average amount of outstanding contracts during 1994 and 1993 was $2.1 billion. Gains and losses from these contracts (including an immaterial gain related to contracts outstanding at December 31, 1994), which are fully offset by gains and losses from the revaluation of the net assets being hedged, are determined monthly based on published currency exchange rates and are recorded as translation adjustments in common shareholders' equity.

The Company also utilizes foreign exchange contracts to hedge certain transactions denominated in foreign currencies, primarily export sales and equipment purchased from non-U.S. vendors. These contracts serve to protect the Company from currency fluctuations between the transaction date and settlement. Gains and losses on these contracts, along with offsetting gains and losses resulting from the revaluations of the underlying transactions, are recognized in earnings based on published currency exchange rates. At December 31, 1994, foreign exchange contracts totaling $189 million in 18 different currencies, all having maturities of less than six months, were outstanding. The average amount of outstanding contracts during 1994 and 1993 was $170 million and $87 million, respectively. Net gains and losses related to contracts outstanding at December 31, 1994 and 1993, and amounts of outstanding contracts in any single currency were not significant.

The Company used interest rate swap agreements to manage the composition of its fixed and floating rate debt portfolio in 1994 and 1993. The agreements involve the exchange of fixed or floating rate interest payments without changing the underlying principal amounts related to $600 million and $400 million of long-term debt having maturities ranging from 10 to 30 years issued in 1994 and

1993, respectively. The interest payments made or received pursuant to the swap agreements are included in interest expense. The impact on earnings and the Company's net liability under these agreements were not significant.

The Company does not hold or issue financial instruments for trading purposes.

The counterparties to the Company's interest rate swap agreements and foreign exchange contracts consist of a number of major international financial institutions. The Company continually monitors its positions with and the credit quality of these financial institutions and does not expect nonperformance by the counterparties.

Note 11. Capital Stock

The authorized capital stock of the Company at December 31, 1994 and 1993 consisted of 400,000,000 shares of common stock, $1 par value; 400,000 shares of cumulative $4 nonredeemable preferred stock, without par value (stated value of $100 per share); and 8,750,000 shares of serial preferred stock, $1 par value. The serial preferred stock is issuable in one or more series by the Board of Directors without further shareholder action.

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

Note 12. Retirement Plans

The Company maintains pension plans that provide retirement benefits to substantially all employees. Employees generally are eligible to participate in the plans upon commencement of employment.

The plans provide defined benefits based on years of credited service and either final average earnings (salaried employees), hourly job rates or specified benefit rates (hourly and union employees).

U.S. Defined Benefit Plans

The Company makes contributions that are sufficient to fully fund its actuarially determined costs, generally equal to the minimum amounts required by

ERISA. Net periodic pension income for the Company's qualified and nonqualified defined benefit plans comprised the following:

--------------------------------------------------------------------------------
In millions                               1994        1993        1992
                                       -------     -------     -------
Service cost-benefits earned
  during the period                    $   (54)    $   (43)    $   (43)

Interest cost on projected benefit
  obligation                              (151)       (143)       (136)

Actual return on plan assets                 7         291         135

Net amortization and deferrals             275         (18)        125
                                       -------     -------     -------

Net periodic pension income            $    77     $    87     $    81
                                       =======     =======     =======
--------------------------------------------------------------------------------

The actuarial assumptions used in determining net periodic pension costs for the years presented were:

--------------------------------------------------------------------------------
                                          1994        1993        1992
                                       -------     -------     -------
Discount rate                            7.25%        8.0%        8.0%

Expected long-term return on
  plan assets                            10.0%       10.0%       10.0%

Weighted average rate of increase
  in compensation levels                  4.0%        5.0%        5.0%
--------------------------------------------------------------------------------

The discount rates and the rates of increase in future compensation levels used to determine the projected benefit obligations at December 31, 1994 were 8.75% and 4.75%, respectively, and at December 31, 1993 were 7.25% and 4.0%, respectively.

The following table presents the funded status of the Company's U.S. pension plans and the amounts reflected in the accompanying consolidated balance sheet:

--------------------------------------------------------------------------------
In millions at December 31                1994        1993
                                       -------     -------

Actuarial present value of benefit
  obligations

  Vested benefits                      $ 1,649     $ 1,835
                                       -------     -------


  Accumulated benefit obligation       $ 1,777     $ 1,986
                                       -------     -------

Projected benefit obligation           $ 1,909     $ 2,145

Plan assets at fair value                2,557       2,671
                                       -------     -------

Plan assets in excess of projected
 benefit obligation                        648         526

Unrecognized net (gain) loss                (6)         58

Balance of unrecorded transition
  asset                                   (109)       (136)

Other                                       53          59
                                       -------     -------

Prepaid pension cost                   $   586     $   507
                                       =======     =======
--------------------------------------------------------------------------------

Plan assets are held primarily in master trust accounts and comprised the following:

--------------------------------------------------------------------------------
In millions at December 31                1994        1993
                                       -------     -------

Cash reserve                           $   134     $   163

Fixed income securities                    843         744

Diversified equities                       943       1,174

International Paper common stock           392         351

Real estate                                117         130

Other                                      128         109
                                       -------     -------

Total plan assets                      $ 2,557     $ 2,671
                                       =======     =======
--------------------------------------------------------------------------------

Non-U.S. Defined Benefit Plans

Generally, the Company's non-U.S. pension plans are funded using the projected benefit as a target, except in certain countries where funding of benefit plans is not required.


The following table presents the funded status of the Company's non-U.S. pension plans and the amounts reflected in the accompanying consolidated balance sheet. Plan assets are comprised principally of common stocks and fixed income securities.

--------------------------------------------------------------------------------
In millions at December 31                1994        1993
                                       -------     -------

Actuarial present value of benefit
  obligations

  Vested benefits                      $   276     $   251
                                       -------     -------

  Accumulated benefit obligation       $   292     $   266
                                       -------     -------

Projected benefit obligation 1         $   347     $   307

Plan assets at fair value                  338         304
                                       -------     -------

Projected benefit obligation
 in excess of plan assets                   (9)         (3)

Unrecognized net (gain)                    (16)        (19)

Balance of unrecorded transition
  asset                                    (40)        (41)

Other                                        3           3
                                       -------     -------

Pension liability 2                    $   (62)    $   (60)
                                       =======     =======
--------------------------------------------------------------------------------
1 The weighted average discount rate and the weighted average rate of increase in compensation levels used to measure the projected benefit obligation were 7.01% (6.82% in 1993) and 4.61% (4.41% in 1993), respectively.

2 Pension liability is the result of unfunded plans in Germany and France as is the general practice in those countries.

Other Plans

The Company sponsors several defined contribution plans to provide substantially all U.S. salaried and certain hourly employees of the Company an opportunity to accumulate personal funds for their retirement. Contributions may be made on a before-tax basis to substantially all of these plans.


As determined by the provisions of each plan, the Company matches the employees' basic voluntary contributions. Company matching contributions to the plans were approximately $36 million, $38 million and $30 million for the plan years ending in 1994, 1993 and 1992, respectively. The net assets of these plans approximated $1.4 billion as of the 1994 plan year ends.

Note 13. Postretirement Benefits

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

The components of postretirement benefit expense in 1994, 1993 and 1992 were as follows:

--------------------------------------------------------------------------------
In millions                               1994        1993        1992
                                       -------     -------     -------
Service cost-benefits earned
  during the period                    $     8     $     8     $     7

Interest cost on accumulated
  postretirement benefit obligation         23          25          23

Net amortization of plan amendments        (16)        (15)        (18)
                                       -------     -------     -------
Net postretirement benefit cost        $    15     $    18     $    12
                                       =======     =======     =======
--------------------------------------------------------------------------------

The accumulated postretirement benefit obligation, included in minority interest and other liabilities in the accompanying consolidated balance sheet, comprised the following components:

--------------------------------------------------------------------------------
In millions at December 31                1994        1993
                                       -------     -------

Retirees                               $   223     $   235

Fully eligible active plan
  participants                              15          16

Other active plan participants              63          83
                                       -------     -------

Total accumulated postretirement
  benefit obligation                       301         334


Unrecognized net loss                      (26)        (58)

Unrecognized effect of plan
  amendments                                96         104
                                       -------     -------

Accrued postretirement benefit
  obligation                           $   371     $   380
                                       =======     =======
--------------------------------------------------------------------------------

Future benefit costs were estimated assuming medical costs would increase at a 15% annual rate starting in 1991, decreasing to a 6% annual growth rate ratably over the next 13 years and then remaining at a 6% annual growth rate thereafter. A 1% increase in this annual trend rate would have increased the accumulated postretirement benefit obligation at December 31, 1994 by $20 million, with an immaterial effect on 1994 postretirement benefit expense. The weighted average discount rate used to estimate the accumulated postretirement benefit obligation at December 31, 1994 was 8.75%, up from 7.25% at December 31, 1993.

In 1992, the Company adopted the provisions of Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits." The impact of this change was not significant.

Note 14. Incentive Plans

The Company has a Long-Term Incentive Compensation Plan that includes a Restricted Performance Share Plan, a Stock Option Plan and an Executive Continuity Award Plan, administered by a committee of nonemployee members of the Board of Directors who are not eligible for awards. The plan allows stock appreciation rights to be awarded either separately or in combination with other awards, although none were awarded in 1994, 1993 or 1992.

Under the Restricted Performance Share Plan, contingent awards of Company common stock are granted by the committee. Awards are earned if the Company's financial performance over a five-year period meets or exceeds that of other forest products companies using standards determined by the committee. In 1993 and 1992, 152,000 shares and 163,000 shares, respectively, were earned. The awards for 1994 have not yet been determined.

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

  The following summarizes stock option transactions under stock option plans for the three years ended December 31, 1994:

--------------------------------------------------------------------------------

                                  Shares       Option Price
                               ---------     --------------

Balance at 1/1/92 1            2,694,074     $13.930-76.750

  Granted                      1,091,369      60.750-78.000

  Exercised                     (561,634)     13.930-70.625
                               ---------     --------------

Balance at 12/31/92 1          3,223,809      13.930-78.000

  Granted                        941,900      59.375-69.250

  Exercised                     (425,196)     13.930-64.000
                               ---------     --------------

Balance at 12/31/93 1          3,740,513      13.930-78.000

  Granted                      1,353,270      64.625-79.625

  Exercised                     (895,349)     13.930-74.000
                               ---------     --------------

Balance at 12/31/94 1          4,198,434     $13.930-79.625
                               =========     ==============
--------------------------------------------------------------------------------
1 All options are exercisable under the plan upon grant; however, the underlying shares cannot be sold or are otherwise restricted for various periods.

The Executive Continuity Award Plan provides for the granting of tandem awards of restricted stock and/or nonqualified stock options to key executives. Grants are restricted and awards conditioned on attainment of specified age and years of service requirements. Exercise of the options results in the cancellation of the related restricted shares.

In 1994, 1993 and 1992, restricted shares of 32,000, 32,000 and 20,000, respectively, were awarded under this plan. In 1992, grants for 20,000 shares were forfeited. At December 31, 1994, 1,060,000 options at exercise prices ranging from $48.250 to $73.875 were outstanding under the Executive Continuity Award Plan. The options expire at various dates through 2008.

At December 31, 1994 and 1993, a total of 7.1 million shares and 3.7 million shares, respectively, were available for grant under incentive plans.

Provisions for awards under the Long-Term Incentive Compensation Plan and all other incentive plans amounted to $37 million, $31 million and $29 million in 1994, 1993 and 1992, respectively. The provisions include charges for recently acquired companies, and adjustments of prior-year awards due to changes in the market price of Company stock and final determination of Restricted Performance Share Plan awards.

ELEVEN-YEAR FINANCIAL SUMMARY

Dollar amounts in millions, except
per share amounts and stock prices          1994        1993        1992         1991       1990        1989
                                         -------     -------     -------     --------   --------    --------
Results of Operations

  Net sales                              $14,966     $13,685     $13,598     $ 12,703   $ 12,960    $ 11,378

  Costs and expenses, excluding interest  13,953      12,875      13,145 3     11,750 4   11,737 5     9,768

  Earnings before income taxes,
   extraordinary item and cumulative
   effect of accounting changes              664 1       500         206 3        638 4      946 5     1,405

  Extraordinary item                                                  (6)

  Cumulative effect of accounting
   changes                                   (75)                    (50)        (215)

  Net earnings                               357 1       289 2        86 3        184 4      569 5       864

  Earnings applicable to common shares       357 1       289 2        86 3        184 4      569 5       845
                                         -------     -------     -------     --------   --------    --------

Financial Position

  Working capital                        $   796     $   472     $  (165)6   $    404   $    784    $    366

  Plants, properties and equipment, net    9,139       8,872       8,884        7,848      7,287       6,238

  Forestlands                                802         786         759          743        751         764

  Total assets                            17,836      16,631      16,516       14,941     13,669      11,582

  Long-term debt                           4,464       3,601       3,096        3,351      3,096       2,324

  Common shareholders' equity              6,514       6,225       6,189        5,739      5,632       5,147
                                         -------     -------     -------     --------   --------    --------

Per Share of Common Stock 7

  Earnings before extraordinary
   item and cumulative effect of
   accounting changes                    $  3.46 1    $ 2.34 2    $ 1.17 3   $   3.61 4 $   5.21 5  $   7.72

  Extraordinary item                                                (.05)

  Cumulative effect of accounting
   changes                                  (.60)                   (.41)       (1.95)


  Earnings                                  2.86 1      2.34 2       .71 3       1.66 4     5.21 5      7.72

  Cash dividends                            1.68        1.68        1.68         1.68       1.68        1.53

  Common shareholders' equity              51.74       50.25       50.46        51.03      51.34       47.35
                                         -------     -------     -------     --------   --------    --------

Common Stock Prices 7

  High                                    80 1/2      69 7/8      78 1/2       78 1/4     59 3/4      58 3/4

  Low                                     60 5/8      56 5/8      58 1/2       50 1/2     42 3/4      45 1/8

  Year-end                                75 3/8      67 3/4      66 5/8       70 3/4     53 1/2      56 1/2
                                         -------     -------     -------     --------   --------    --------

Financial Ratios

  Current ratio                              1.2         1.1         .96 6        1.1        1.2         1.1

  Total debt to capital ratio               41.2        38.5        38.0         39.1       36.1        33.9

  Return on equity                           5.6 1,8     4.7 2,8     1.4 3,8      3.2 4     10.5 5      17.8

  Return on capital employed                 3.9 1,8     3.8 2,8     1.2 3,8      3.5 4      8.0 5      13.4
                                         -------     -------     -------     --------   --------    --------

Capital Expenditures                     $ 1,114     $   954     $ 1,368     $  1,197   $  1,267    $    887
                                         -------     -------     -------     --------   --------    --------

Number of Employees                       70,000      72,500      73,000       70,500     69,000      63,500
                                         =======     =======     =======     ========   ========    ========

Financial Glossary

Current ratio--
current assets divided by current liabilities

Total debt to capital ratio--
long-term debt plus notes payable and current maturities of long-term debt divided by long-term debt, notes payable and current maturities of long-term debt, deferred income taxes, minority interest and other liabilities, preferred stock and total common shareholders' equity

Return on equity--
net earnings divided by average common shareholders' equity (computed monthly) Return on capital employed-- net earnings plus after-tax interest expense and provision for deferred income taxes divided by total assets minus accounts payable and accrued liabilities at the beginning of the year


Dollar amounts in millions, except
per share amounts and stock prices          1988      1987      1986       1985      1984
                                         -------   -------   -------    -------   -------
Results of Operations

  Net sales                              $ 9,587   $ 7,800   $ 5,540    $ 4,530   $ 4,750

  Costs and expenses, excluding interest   8,224     6,952     5,030      4,379     4,590

  Earnings before income taxes,
   extraordinary item and cumulative
   effect of accounting changes            1,198       681       454        159       144

  Extraordinary item

  Cumulative effect of accounting
   changes

  Net earnings                               754       407       305        133       120

  Earnings applicable to common shares       733       387       284        107        94
                                         -------   -------   -------    -------   -------

Financial Position

  Working capital                        $   781   $   657   $   296    $   350   $   574

  Plants, properties and equipment, net    5,456     5,125     4,788      3,725     3,276

  Forestlands                                772       780       783        741       780

  Total assets                             9,462     8,710     7,848      6,039     5,795

  Long-term debt                           1,853     1,937     1,764      1,191     1,015

  Common shareholders' equity              4,557     4,052     3,664      3,195     3,298
                                         -------   -------   -------    -------   -------

Per Share of Common Stock 7

  Earnings before extraordinary
   item and cumulative effect of
   accounting changes                    $  6.57   $  3.68   $  2.89    $  1.08   $   .94

  Extraordinary item

  Cumulative effect of accounting
   changes

  Earnings                                  6.57      3.68      2.89       1.08       .94

  Cash dividends                            1.28      1.20      1.20       1.20      1.20


  Common shareholders' equity              41.14     36.35     35.04      33.34     33.02
                                         -------   -------   -------    -------   -------

Common Stock Prices 7

  High                                    49 3/8    57 3/4    40         28 7/8    29 7/8

  Low                                     36 1/2    27        24 1/4     22 1/8    23

  Year-end                                46 3/8    42 1/4    37 1/2     25 3/8    26 7/8
                                         -------   -------   -------    -------   -------

Financial Ratios

  Current ratio                              1.5       1.4       1.2        1.5       1.9

  Total debt to capital ratio               25.8      31.6      31.2       24.1      20.7

  Return on equity                          17.0      10.0       8.3        3.3       2.8

  Return on capital employed                13.8      10.2       8.4        2.5       2.2
                                         -------   -------   -------    -------   -------

Capital Expenditures                     $   645   $   603   $   576    $   794   $   628
                                         -------   -------   -------    -------   -------

Number of Employees                       55,500    45,500    44,000     32,000    33,500
                                         =======   =======   =======    =======   =======

1 Includes $17 million ($10 million after taxes or $.08 per share) of additional earnings related to the change in accounting for start-up costs.

2 Includes $25 million ($.20 per share) of additional income tax expense to revalue deferred tax balances to reflect the increase in the U.S. statutory federal income tax rate.

3 Includes restructuring and other charges totaling $398 million ($263 million after taxes or $2.17 per share).

4 Includes a $60 million pre-tax restructuring charge ($37 million after taxes or $.33 per share) and additional expenses related to the adoption of SFAS No. 106 of $25 million ($16 million after taxes or $.15 per share).

5 Includes a $212 million pre-tax restructuring charge ($137 million after taxes or $1.26 per share).

6 Reflects increase in short-term versus long-term borrowings due to favorable interest rates.

7 Appropriate per share data and common stock prices have been adjusted to reflect the 2-for-1 stock split in May 1987.


8 Return on equity was 6.7% and return on capital employed was 4.7% in 1994 before the accounting change. Return on equity was 5.1% and return on capital employed was 3.8% in 1993 before the additional income tax expense. Return on equity was 6.3% and return on capital employed was 3.7% in 1992 before the accounting change, extraordinary item, and restructuring and other charges.

                                     58-59

                     INTERIM FINANCIAL RESULTS (UNAUDITED)

                                                                            Quarter
                                                             --------------------------------------
In millions, except per share amounts and stock prices        First     Second     Third     Fourth       Year
                                                             ------     ------    ------     ------    -------
1994

Net Sales                                                    $3,414     $3,633    $3,792     $4,127    $14,966

Gross Margin 1                                                  847 2      918 2     971 2    1,087      3,823

Earnings Before Income Taxes and
  Cumulative Effect of Accounting Change                        118 2      140 2     171 2      235        664

Earnings Before Cumulative Effect of
  Accounting Change                                              76 2       91 2     111 2      154        432

Cumulative Effect of Accounting Change                          (75)                                       (75)

Net Earnings                                                      1 2       91 2     111 2      154        357

Per Share of Common Stock

  Earnings Before Cumulative Effect
    of Accounting Change                                     $  .61 2   $  .73 2  $  .89 2   $ 1.23    $  3.46

  Cumulative Effect of Accounting Change                       (.60)                                      (.60)

  Earnings                                                      .01 2      .73 2     .89 2     1.23       2.86

  Dividends                                                     .42        .42       .42        .42       1.68

Common Stock Prices

  High                                                       77 7/8     72 7/8    80 3/8     80 1/2     80 1/2

  Low                                                        67 1/8     60 5/8    66 3/8     67 7/8     60 5/8

1993

Net Sales                                                    $3,362     $3,506    $3,405     $3,412    $13,685

Gross Margin 1                                                  819        887       862        926      3,494

Earnings Before Income Taxes                                    101        122       119        158        500

Net Earnings                                                     64         77        48 3      100        289 3

Per Share of Common Stock


  Earnings                                                   $  .52     $  .62    $  .39 3   $  .81    $  2.34 3

  Dividends                                                     .42        .42       .42        .42       1.68

Common Stock Prices

  High                                                       69 7/8         68    68 3/8     68 5/8     69 7/8

  Low                                                        60 3/4     61 3/4        58     56 5/8     56 5/8

1  Gross margin represents net sales less cost of products sold.

2 Amounts have been restated to reflect the change in accounting for start-up costs. The additional earnings in each quarter is as follows: first quarter, $7 million ($4 million after taxes or $.03 per share); second quarter, $6 million ($4 million after taxes or $.03 per share); and third quarter, $4 million ($2 million after taxes or $.02 per share).

3 A charge of $25 million ($.20 per share) was recorded in the 1993 third quarter to revalue deferred tax balances to reflect the increase in the U.S. statutory federal income tax rate.

                                                                      APPENDIX A
                                                                    (Exhibit 13)

                               GRAPHS AND CHARTS

INTERNATIONAL PAPER                                                   APPENDIX A
CHARTS

1.  NET SALES (PAGE 1)

Bar chart of NET SALES for the years 1989 through 1994, in billions of dollars. Data points as follows:

                     1989   1990   1991   1992   1993   1994
                     ----   ----   ----   ----   ----   ----
                     11.4   13.0   12.7   13.6   13.7   15.0

2.  NET EARNINGS (PAGE 1)

Bar chart of NET EARNINGS for the years 1989 through 1994, in millions of dollars. Charts contain color keys for the years 1990 through 1994 to highlight the following unusual or nonrecurring items: In 1990, Restructuring charge; in 1991, Accrual effect of SFAS No. 106, restructuring charge, and accounting change; in 1992, Restructuring and other charges, extraordinary item and accounting change; in 1993, Adjustment of deferred tax balances to reflect the federal tax rate change; in 1994, change in accounting for start-up costs. Data points as follows:

                                            1989  1990  1991  1992  1993  1994
                                            ----  ----  ----  ----  ----  ----
NET EARNINGS BEFORE UNUSUAL ITEMS            864   706   452   405   314   422
Change in accounting for start-up costs                                    (65)
Adjustment of deferred tax balances                                  (25)
Restructuring and other charges                   (137)  (37) (263)
Accounting change-SFAS No. 109                                 (50)
Extraordinary item                                              (6)
Accounting change-SFAS No. 106                          (215)
Accrual effect of SFAS No. 106                           (16)
                                            ----  ----  ----  ----  ----  ----
NET EARNINGS                                 864   569   184    86   289   357

3.  EARNINGS PER SHARE (PAGE 1)

Bar chart of EARNINGS PER SHARE for the years 1989 through 1994, in dollars. Charts contain color keys for the years 1990 through 1994 to highlight the following unusual or nonrecurring items: In 1990, Restructuring charge; In 1991, Accrual effect of SFAS No. 106, restructuring charge, and accounting change; in 1992, Restructuring and other charges, extraordinary item and accounting change; in 1993, Adjustment of deferred tax balances to reflect the federal tax rate change; in 1994, change in accounting for start-up costs. Data points as follows:

                                        1989   1990   1991   1992   1993   1994
                                        ----   ----   ----   ----   ----   ----
EARNINGS PER SHARE BEFORE
 UNUSUAL ITEMS                          7.72   6.47   4.09   3.34   2.54   3.38
Change in accounting for
 start-up costs                                                            (.52)

Adjustment of deferred tax balances                                 (.20)
Restructuring and other charges               (1.26)  (.33) (2.17)
Accounting change-SFAS No. 109                               (.41)
Extraordinary item                                           (.05)
Accounting change-SFAS No. 106                       (1.95)
Accrual effect of SFAS No. 106                        (.15)
                                        ----   ----   ----   ----   ----   ----
EARNINGS PER SHARE                      7.72   5.21   1.66   0.71   2.34   2.86

4.  RETURN ON EQUITY (PAGE 1)

Bar chart of RETURN ON EQUITY for the years 1989 through 1994, expressed as a percent. Charts contain color keys for the years 1990 through 1994 to highlight the following unusual or nonrecurring items: In 1990, Restructuring charge; in 1991, Accrual effect of SFAS No. 106, restructuring charge, and accounting change; in 1992, Restructuring and other charges, extraordinary item and accounting change; in 1993, Adjustment of deferred tax balances to reflect the federal tax rate change; in 1994, change in accounting for start-up costs. Data points as follows:

                                        1989   1990   1991   1992   1993   1994
                                        ----   ----   ----   ----   ----   ----
RETURN ON EQUITY BEFORE
 UNUSUAL ITEMS                          17.8   13.0    7.8    6.3    5.1    6.8
Change in accounting for
 start-up costs                                                            (1.2)
Adjustment of deferred tax balances                                  (.4)
Restructuring and other charges                (2.5)   (.6)  (4.1)
Accounting change-SFAS No. 109                                (.7)
Extraordinary item                                            (.1)
Accounting change-SFAS No. 106                        (3.7)
Accrual effect of SFAS No. 106                         (.3)
                                        ----   ----   ----   ----   ----   ----
RETURN ON EQUITY                        17.8   10.5    3.2    1.4    4.7    5.6

5.  NET SALES (PAGE 29)

Bar chart of NET SALES for the years 1992 through 1994, in billions of dollars. Data points as follows:

                               1992  1993  1994
                               ----  ----  ----
                               13.6  13.7  15.0

6. PRINTING PAPERS-NET SALES AND OPERATING PROFIT (PAGE 31)

Bar charts of NET SALES and OPERATING PROFIT for the segment for the years 1992 through 1994, in millions of dollars. NET SALES chart contains color keys to show breakdown of U.S. and non-U.S. sales. OPERATING PROFIT chart contains color key to highlight restructuring charge in 1992.

Data points for NET SALES as follows:

                                    1992   1993   1994

                                   -----  -----  -----
                        U.S.       2,747  2,746  3,028
                        Non-U.S.   1,293  1,159  1,372
                                   -----  -----  -----
                        NET SALES  4,040  3,905  4,400

Data points for OPERATING PROFIT as follows:

                                              1992  1993  1994
                                              ----  ----  ----
Operating profit before restructuring charge   19   (122)  20
Restructuring charge                          (89)
                                              ----  ----  ----
OPERATING PROFIT                              (70)  (122)  20

7. PACKAGING-NET SALES AND OPERATING PROFIT (PAGE 33)

Bar charts of NET SALES and OPERATING PROFIT for the segment for the years 1992 through 1994, in millions of dollars. NET SALES chart contains color keys to show breakdown of U.S. and non-U.S. sales. OPERATING PROFIT chart contains color key to highlight restructuring charge in 1992.

Data points for NET SALES as follows:

                                    1992   1993   1994
                                   -----  -----  -----
                        U.S.       2,381  2,366  2,579
                        Non-U.S.     864    729    796
                                   -----  -----  -----
                        NET SALES  3,245  3,095  3,375

Data points for OPERATING PROFIT as follows:

                                              1992  1993  1994
                                              ----  ----  ----
Operating profit before restructuring charge   330   188   293
Restructuring charge                           (22)
                                              ----  ----  ----
OPERATING PROFIT                               308   188   293

8. DISTRIBUTION-NET SALES AND OPERATING PROFIT (PAGE 34)

Bar charts of NET SALES and OPERATING PROFIT for the segment for the years 1992 through 1994, in millions of dollars. NET SALES chart contains color keys to show breakdown of U.S. and non-U.S. sales. OPERATING PROFIT chart contains color key to highlight restructuring charge in 1992.

Data points for NET SALES as follows:

                                    1992   1993   1994
                                   -----  -----  -----
                        U.S.       2,617  2,853  3,145
                        Non-U.S.     363    287    325
                                   -----  -----  -----

                        NET SALES  2,980  3,140  3,470

Data points for OPERATING PROFIT as follows:

                                              1992  1993  1994
                                              ----  ----  ----
Operating profit before restructuring charge   58    58    74
Restructuring charge                           (6)
                                              ----  ----  ----
OPERATING PROFIT                               52    58    74

9. SPECIALTY PRODUCTS-NET SALES AND OPERATING PROFIT (PAGE 36)

Bar charts of NET SALES and OPERATING PROFIT for the segment for the years 1992 through 1994, in millions of dollars. NET SALES chart contains color keys to show breakdown of U.S. and non-U.S. sales. OPERATING PROFIT chart contains color key to highlight restructuring and other charges in 1992.

Data points for NET SALES as follows:

                                    1992   1993   1994
                                   -----  -----  -----
                        U.S.       1,656  1,749  1,840
                        Non-U.S.     804    711    750
                                   -----  -----  -----
                        NET SALES  2,460  2,460  2,590

Data points for OPERATING PROFIT as follows:

                                              1992  1993  1994
                                              ----  ----  ----
Operating profit before restructuring and
 other charges                                 238   263   268
Restructuring and other charges               (155)
                                              ----  ----  ----
OPERATING PROFIT                                83   263   268


10. FOREST PRODUCTS-NET SALES AND OPERATING PROFIT (PAGE 39)

Bar charts of NET SALES and OPERATING PROFIT for the segment for the years 1992 through 1994, in millions of dollars. NET SALES chart contains color keys to show breakdown of U.S. and non-U.S. sales. OPERATING PROFIT chart contains color key to highlight restructuring and other charges in 1992.

Data points for NET SALES as follows:

                                    1992   1993   1994
                                   -----  -----  -----
                        U.S.       1,313  1,597  1,595
                        Non-U.S.      97    103    120
                                   -----  -----  -----
                        NET SALES  1,410  1,700  1,715


Data points for OPERATING PROFIT as follows:

                                              1992  1993  1994
                                              ----  ----  ----
Operating profit before restructuring
 and other charges                             261   445   378
Restructuring and other charges                (64)
                                              ----  ----  ----
OPERATING PROFIT                               197   445   378

11. CASH FLOW FROM OPERATIONS (PAGE 41)

Bar chart of CASH FLOW FROM OPERATIONS for the years 1992 through 1994, in millions of dollars. Data points as follows:

                               1992  1993   1994
                              -----  ----  -----
                              1,009   981  1,275

12. TOTAL DEBT TO CAPITAL RATIO  (PAGE 41)

Bar chart of TOTAL DEBT TO CAPITAL RATIO for the years 1992 through 1994, expressed as a percent. Data points as follows:

                               1992  1993  1994
                               ----  ----  ----
                               38.0  38.5  41.2

                                                                      APPENDIX B
                                                                    (Exhibit 13)
                         PHOTOGRAPHS AND ILLUSTRATIONS

INTERNATIONAL PAPER                                                   APPENDIX B
PHOTOGRAPHS AND ILLUSTRATIONS

1. Page 2: Four small photographs of the Chairman of the Board and Chief Executive Officer.

2.  Page 3: Four small pictures of children used in television advertising.

3. Page 7: A photograph of a globe of the world interspersed with sheets of paper.

4. Page 8: A photograph of the sheeting area at the company's Kwidzyn, Poland, mill.

5. Page 9: A photograph of a Japanese woman and boy drinking from gable-top cartons.

6. Page 11: A photograph of aseptic packaging board produced at the company's Raleigh, N.C., liquid packaging plant.

7. Page 12-13: A photograph of the new uncoated papers machine at the company's Riverdale mill in Selma, Ala.

8. Page 15: A photograph of the deinking equipment at the company's Hudson River mill in Corinth, N.Y.

9. Page 16-17: A photograph of a team of employees at the Nicolet mill in De Pere, Wis.

10. Page 19: A photograph of corrugated boxes made from mottled white linerboard and demonstrating high-impact graphics.

11. Page 20: A photograph of a bottling line using the Triton beverage packaging system.

12. Page 21: A photograph of a residential home constructed with OmniWood siding.

13. Page 23: A photograph of one of the company's SuperTree nurseries.

14. Page 24: A photograph of the bleaching towers at the company's Texarkana, Texas, mill, one of four of our U.S. bleached mills converted to elemental chlorine-free technology by the end of 1994.

15. Page 25: A photograph of an image from the advertising campaign launched by the company in 1994, which features children of International Paper employees.

16. Pages 28: A photograph of laser technology being used in our research activities.

17. Page 29: A photograph of a globe of the world.


18.  Pages 30: A photograph of Zanders' promotional brochures.
19. Pages 30: A photograph of several grades of International Papers uncoated cutsize papers.
20. Pages 30: A photograph of Natural History magazine, which is printed on International Paper's coated paper.

21. Page 31: A photograph of Olympic gold medalist Kristi Yamaguchi, wearing apparel made from fiber containing International Paper specialty pulp.

22.  Pages 32: A photograph of a Tropicana juice carton.
23. Pages 32: An illustration of an aseptic filling machine and a photograph of an aseptic carton.

24. Page 33: A photograph of a corrugated box made by one of our European container plants.
25. Page 33: A photograph of a folding carton made from Everest bleached board.

26. Page 35: A photograph of many of the products we distribute.
27. Page 35: A photograph of a delivery person.
28. Page 35: A photograph of a ResourceNet International truck.

29. Pages 36: A photograph of Polyrey high pressure laminates.

30. Page 37: A photograph of a piece of luggage containing an airline routing tag and a name tag, both representing uses for pressure-sensitive labels.
31. Page 37: A photograph of a door made from CraftMaster prestained door facings.
32. Page 37: A photograph of a baby in diapers.
33. Page 39: A photograph of various wood products.