Form 10-K405, Exhibit 13
period 1995-12-31
INTERNATIONAL PAPER CO /NEW/
filed 1996-04-01
CIK 51434

                             FINANCIAL HIGHLIGHTS

Dollar amounts and shares in millions,
except per share amounts                                    1995        1994
                                                         -------     -------
FINANCIAL SUMMARY
Net Sales                                                $19,797     $14,966
Operating Profit                                           2,535(1)    1,073(1)
Earnings Before Income Taxes, Minority Interest and
  Cumulative Effect of Accounting Change                   2,028         715
Earnings Before Cumulative Effect of Accounting Change     1,153         432(2)
Net Earnings                                               1,153         357
Total Assets                                              23,977      17,836
Common Shareholders' Equity                                7,797       6,514
Return on Equity                                            16.1%        5.6%(3)

PER SHARE OF COMMON STOCK(4)
Earnings Before Cumulative Effect of Accounting Change   $  4.50     $  1.73(2)
Earnings                                                    4.50        1.43
Cash Dividends                                               .92         .84
Common Shareholders' Equity                                29.87       25.87

SHAREHOLDER PROFILE
Shareholders of Record at December 31                     31,340      29,756
Shares Outstanding at December 31                          261.0       251.8
Average Shares Outstanding                                 256.5       249.7

(1) See the operating profit table on page 50 for a detail of operating profit by industry segment.

(2) $422 million ($1.69 per share) before $17 million ($10 million after taxes or $.04 per share) of additional earnings for the current-year effect of the change in accounting for start-up costs.

(3) Return on equity was 6.7% in 1994 before the change in accounting for start-up costs.

(4) Per share amounts adjusted for the two-for-one stock split in September
    1995.

- --------------------------------------------------------------------------------
                      [Net Sales Chart--Appendix A No. 1]

                    [Net Earnings Chart--Appendix A No. 2]

                 [Earnings per Share Chart--Appendix A No. 3]

                  [Return on Equity Chart--Appendix A No. 4]
- --------------------------------------------------------------------------------

                              INTERNATIONAL PAPER
                                       1

TO OUR SHAREHOLDERS

Capping a decade of growth, 1995 was a record year for International Paper in every sense of the word. Sales rose fourfold over that ten-year period to $20 billion. Net income increased almost ten times to $1.2 billion or $4.50 a share. Company assets advanced to $24 billion. Return on equity last year reached 16%.

      We continue to grow our businesses outside North America. We have a major presence in Europe and the Pacific Rim, notably Australia and New Zealand, as well as other fast-growing Asian markets. In 1995, sales from businesses located outside the U.S. amounted to $5.6 billion and exports from the U.S. exceeded $1.5 billion.

      Driven by very strong market conditions through most of 1995 and the consolidation of Carter Holt Harvey in May, our Company's 1995 sales increased 32% over year-earlier levels. Earnings, also a record, were up more than threefold. However, as worldwide economic activity slowed at midyear, our customers began to reduce inventories. This caused a decline in demand and put pressure on prices as we closed the year. We believe the current slowdown will reverse itself with the return of more robust economic growth.

      While these results are impressive, we need to do better. For example, we are committed to a 15% return on equity over a full business cycle and our strategies are dedicated to meeting this goal. Currently, our results are about 12%.

      The array of businesses that we manage for growth and long-term profitability are described throughout this report to our shareholders. The focus of this report is on our customers. We believe anticipating customer needs and responding quickly and creatively will keep us in the forefront of our industry.

- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 1]

                                JOHN A. GEORGES
                     Chairman and Chief Executive Officer
- --------------------------------------------------------------------------------

      To maintain our competitiveness and reach our return on equity target, we continue to examine the costs of every activity in the Company. Our internal programs center on four initiatives: cost-of-quality, organizational redesign, purchasing, and high performance work systems. We are convinced that cost-of-quality savings--making and delivering A-1 quality products 100% of the time--is the most powerful way to increase productivity, and improve quality and response to customers. As part of our organizational redesign, a 10% staffing reduction has been accomplished in each of our businesses. Larger reductions are expected in some of our staff groups. Purchasing initiatives are in place that allow us to leverage our more than $7 billion in purchasing power around the world, and we continue to be successful in building high-performance work systems that involve all employees in meeting customer needs and running the business. We appreciate the efforts of our employees, knowing full well that while solid results are beginning to show up everywhere, these initiatives represent a never-ending effort. We believe we have the stamina and the will to succeed.

      We also continue to evaluate each of our businesses in terms of current performance and longer term prospects. In the 1996 first quarter, we are incurring a pre-tax charge of $500 million or $1.35 per share to improve profitability. These actions are expected to generate pre-tax savings of $70 million or $.17 per share in 1996 and $100 million or $.25 per share in 1997. About half of the charge relates to our imaging products business, reflecting restructuring that will allow that business to compete more effectively.

      Our growth objective remains the same. We expect to increase annual revenue by more than 6%, measured in constant dollars. To reach it, we will continue to expand those product lines with which we can achieve superior returns. We are now completing the largest expansion in the Company's

                            LETTER TO SHAREHOLDERS
history. This expansion includes our business and coated papers operations, containerboard and oriented strand board businesses in the U.S., packaging board in Poland, molded door facings in Ireland, nonwovens in Mexico, and liquid packaging in France, Brazil and China.

      In early 1995, we increased our ownership of Carter Holt Harvey to more than 50%. We believe the long-term prospects for this company are excellent. It is New Zealand's largest forest owner and has a 30% ownership in COPEC, a Chilean company. Carter Holt Harvey produces wood, pulp, paper, packaging and tissue products for Pacific Rim markets.

      By the end of the first quarter, we expect to conclude our merger with Federal Paper Board. It is a company with world-class, low-cost facilities and geographically well-positioned forestlands that fits well with Internation al Paper and will strengthen our pulp, bleached board and printing papers businesses. We believe it represents the most attractive set of assets available in our industry in the last 20 years and will be a rewarding investment in the years ahead.

      We continue to redeploy assets where appropriate. To that end, IP Timberlands, Ltd., of which we are the majority owner, expects to dispose of its 300,000 acres of western forestlands early in 1996. The value of these lands is between $900 million and $1 billion. Proceeds will be used to strengthen our balance sheet.

- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 2]

                                JOHN T. DILLON
                     President and Chief Operating Officer
- --------------------------------------------------------------------------------

      During 1995, International Paper strengthened its top management team. John Dillon was elected President and COO. David Oskin returned to the Company as an EVP after serving four years as CEO of Carter Holt Harvey. Marianne Parrs was appointed Sr. VP and CFO, replacing Robert Butler, who retired and whose achievements at International Paper we appreciate. Subsequently, Mike Amick and Milan Turk were named EVPs. Richard Phillips became Sr. VP and Robert Amen became President of International Paper, Europe. Wes Smith was elected a Director of the Company.

      We are proud of our 1995 performance. We expect 1996 to be a difficult year, but one that will bring major product and productivity improvements and serve as a platform for expanded future growth and shareholder return. Symbolic of our expectations--our ongoing quest for excellence--is our sponsorship of the 1996 Olympic Games in Atlanta this summer.

      On March 31, I will retire as Chairman and CEO and John Dillon will succeed me.

      It has been a privilege for me to serve as the CEO for these past 11 years. My colleagues and I have managed an immense amount of change. We have improved our operations, strengthened and expanded our product lines and grown in international markets. I'm particularly excited with the progress made in the development of our people. We are a stronger, more dynamic Company managed by a superb group of executives. I'm confident the Company will do even better in the future.

/s/ John A. Georges                   /s/ John T. Dillon

John A. Georges,                      John T. Dillon,
Chairman and                          President and
Chief Executive Officer               Chief Operating Officer

February 28, 1996

                            LETTER TO SHAREHOLDERS
                                       3

Printing Papers

- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 3]

The new paper machine at our Riverdale mill in Selma, Ala., substantially increases our capacity for reprographic papers, the market's fastest growing grade, including papers with recycled content.
- --------------------------------------------------------------------------------

                             REVIEW OF OPERATIONS

Most of us rely on the written word to acquire the information we need to make decisions every day. International Paper makes communications possible-- many of the magazines you read, the correspondence you receive, the envelopes you mail and the documents you review are printed on products by International Paper.

- --------------------------------------------------------------------------------
                [Printing Papers Sales Chart--Appendix A No. 5]
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 4]

Hearst Magazines uses Publication Gloss, a coated paper from International
Paper, to produce popular magazines such as Redbook and Cosmopolitan.
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 5]

Businesses around the globe rely on Hammermill office papers to communicate with the world.
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 6]

What you see is what you get--Aussedat Rey's Reylux uses transparent packaging to let its true colors shine through.
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 7]

                 6.2 billion dollars in printing papers sales
- --------------------------------------------------------------------------------

Even with the dramatic expansion of electronic communication, more paper is used by businesses, individuals, advertisers and publishers every year. With mills on four continents, International Paper is a leading manufacturer of business and coated papers as well as various grades of pulp used worldwide.

BUSINESS PAPERS

The use of uncoated papers for business communications is on the rise. Far from being a paperless environment, the "office of the future" continues to rely on paper for fax machines, copiers, inkjet and laser printers. The growth of direct mail advertising is creating new demands for many business paper grades as well.

      Our leadership position is due to our ability to respond quickly to changing customer needs with the right products. For the past several years, our strategy has been to optimize our system to better serve our customers-- manufacturing high-volume grades on large, low-cost machines while producing lower volume, premium grades on smaller machines. We have also shut down, sold or converted nine machines that were no longer economical. As a result, we are

                                PRINTING PAPERS
producing more paper on fewer machines, thereby improving our cost position across the board.

      Capital improvements at our Riverdale mill are a significant part of our rationalization program. A state-of-the-art uncoated papers machine, a 140,000-ton/year recycled fiber plant, two sheeters for office papers and a gas turbine were completed in 1995. The new paper machine has an annual capacity of 360,000 tons of reprographic papers, including recycled grades. The facility is helping us achieve a cost savings of $50 per ton throughout our U.S. uncoated papers system.

      Completion of the improvements at Riverdale served as a catalyst for the introduction of high-performance work teams. Almost half of the mill's workforce assumed new responsibilities with the start-up of the new machine and project. New work systems have already produced productivity gains in the woodyard, the pulp mill and the existing paper machine.

      We are devoting more resources to new products in order to capitalize on high-growth business segments. In 1995, we introduced Hammermill Jet Print Ultra, a paper product designed to produce vivid color on high-resolution inkjet printers, allowing our customers to maximize the performance of their office equipment. Strathmore Elements, the new text and cover grade introduced in 1994, received a prestigious award from the Industrial Design Society of America, the first time a paper product has been recognized for its design.

      Our new product strategy has begun to pay off; in 1995, 12% of our U.S. printing papers sales were of new, premium products. Our goal for 1996 is to double the rate of new product introductions, and we expect to use 30% of our system capacity for value-added grades.

      We have also made good progress in our customer service efforts. In 1995, we began operating the first phase of PaperPro, a multimillion dollar order management and information system. Other initiatives have allowed us to increase our on-time shipping

- --------------------------------------------------------------------------------
                                BUSINESS PAPERS

When the business world communicates, much of the information it conveys appears on high-quality business papers by International Paper. In the U.S., we are a producer of a wide variety of copy, offset, tablet and forms bond papers including Hammermill, Springhill, Beckett and Strathmore. In Europe, Aussedat Rey is one of the largest producers of business papers, including the highly regarded Reylux, Reymat, EverRey and Adagio brands. Our Kwidzyn mill in Poland produces the Pollux brand of business papers, newsprint and coated board, some of which is sold in Europe through Aussedat Rey.
- --------------------------------------------------------------------------------
      [Business Papers Sales to Geographic Areas Chart--Appendix A No. 6]
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 8]

Our newly renovated mill near Gdansk, Poland, produces Pollux brand paper products for distribution throughout Europe.
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 9]

Redesigned Strathmore Writing System--fine papers for business cards and announcements--was recently introduced.
- --------------------------------------------------------------------------------

                                PRINTING PAPERS
percentage, which improved to 95% in 1995, up from about 90% in 1994.

      In Europe, modernization of the Kwidzyn mill near Gdansk, Poland, is nearing completion, and its printing papers and pulp products are now commercially competitive throughout Europe. In 1995, sales exceeded 400,000 metric tons, about double the mill's output when it was acquired by International Paper in 1992. We expect production to reach 600,000 metric tons with the rebuild of the mill's No. 4 machine, which will produce coated multi-ply folding boxboard. We also produce newsprint at Kwidzyn.

      Aussedat Rey in France annually produces 70 million reams of business papers at its Saillat mill, accounting for 13% of European office paper sales. Aussedat Rey's success can be attributed to its advanced technical and marketing capabilities. For example, by working closely with manufacturers introducing new office equipment, we ensure that our

- --------------------------------------------------------------------------------
                                 COATED PAPERS

Check out the publications at your local newsstand. Chances are, much of the coated paper you see there is from International Paper. In the U.S., brand names such as Hudson Web and Publication Gloss are used for magazines, catalogs and coupon inserts, as are our recycled grades Adirondack, Saratoga and Miraweb II. France's Aussedat Rey produces Nepal and Eurospatial coated papers. In Germany, Zanders premium coated paper grades, Ikonorex and Ikonofix, are used for high-end advertising brochures and annual reports such as this one. Zanders Chromalux board is used for upscale folding cartons and displays.
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 10]

Left to right, David Brandon, Valassis Communications' president and chief executive officer, discusses his company's paper requirements with Charlie Deutsch, International Paper sales executive; Roy Martell-Bowen, Valassis director of paper purchasing; Erin Colombo, Valassis quality assurance supervisor; and Scott Bond, Bulkley Dunton account executive.
- --------------------------------------------------------------------------------
       [Coated Papers Sales to Geographic Areas Chart--Appendix A No. 7]
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 11]

To produce the coupon booklets that you find in your Sunday newspaper, Valassis Communications uses our custom-designed coated paper.
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 12]

To convey exceptional quality in catalogs and brochures, marketers choose premium papers from Zanders in Germany.
- --------------------------------------------------------------------------------

                                PRINTING PAPERS
papers are tailor-made for the latest printing technology. In 1995, Aussedat Rey's marketing team developed Visio transparent packaging that allows customers to see the exact color of the paper they are buying, without sacrificing product protection.

      New Zealand's Carter Holt Harvey produces premium fine papers at its Mataura mill. Mataura's product mix includes white and colored bond used for letterheads, stationery and general printing papers; several brands of reprographic paper; check paper and recycled kraft grades.

COATED PAPERS

Many magazines, catalogs and advertising inserts are printed on International Paper's coated papers. Our global coated papers operations accounted for 1.1 million tons of production for customers around the world in 1995.

      In the U.S., we have made excellent progress simply by listening to our customers. When well-known cataloger Victoria's Secret required a coated paper that would make its products look as good in its catalogs as they do in its showrooms, we developed a custom coated paper that provides high gloss and excellent print quality.

      Our success in the coated papers business, as well as our unique technology, will help us bring 200,000 tons of new coated freesheet capacity on-line in 1996 as we convert an uncoated papers machine at our Androscoggin mill in Jay, Me., to coated freesheet paper production. This project shows our major commitment to the coated freesheet business. Our goal is to provide an outstanding new web freesheet line for commercial printers, upscale catalogs and magazines. To that end, Androscoggin will employ proprietary technological applications that will enable us to manufacture a world-class coated freesheet at a competitive advantage.

- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 13]

International Paper's coated paper Miraweb II was donated to the U.S. Olympic Committee and was used to produce Olympian, its official publication.
- --------------------------------------------------------------------------------

      In Europe, we are improving productivity by streamlining operations and investing in modernization. For example, we are changing the way our people work by implementing high-performance work systems, extensive training programs, low-capital debottlenecking and significant process improvements. We are developing new products and entering new markets with unprecedented speed, and we are improving the quality of our products and customer service capabilities.

      Our German subsidiary, Zanders, is building on its international reputation as a producer of some of the world's finest coated and specialty papers. Its premier papers are often used by leading companies around the world to advertise, package or label their products. The marketing success of the year was the doubling in volume of the recently introduced Mega coated freesheet product in Europe. Also at Zanders, important technical work continues to ensure the company's quality position by improving coating processes and printability of products. Major cost reduction programs are under way to improve Zanders competitiveness.

                                PRINTING PAPERS
                                       8

- --------------------------------------------------------------------------------
                                     PULP

Many of the products you use everyday--papers, clothing and even baby's disposable diapers--contain pulp. International Paper is a leading producer of paper, fluff and dissolving pulp worldwide. Our paper pulp grades, produced at mills in the U.S., France and Poland, are used in our own mills and also sold as market pulp worldwide. Supersoft fluff pulp is used extensively for hygiene products where excellent absorbency and purity is required. Dissolving pulp grades such as Estercell and Solvekraft are used for yarns, tow, films and plastics.
- --------------------------------------------------------------------------------
           [Pulp Sales to Geographic Areas Chart--Appendix A No. 8]
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 14]

Where can consumers find our products? Even the clothes they wear may contain our dissolving pulp.
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 15]

To make high-quality paper, you start with the finest pulp. Many customers insist on pulp from International Paper.
- --------------------------------------------------------------------------------

      Aussedat Rey in France produces Nepal and Eurospatial coated papers, brands that are popular because of their brightness, bulk and opacity. Aussedat Rey's Research Centre has developed innovative papers that offer customers genuine advantages. For example, beer-maker Heineken recently certified use of our coated wet-strength paper for its famous green labels.

PULP

We are a leader in the conversion of fiber to pulp for applications ranging from paper to rayon. Worldwide, we produce 1.8 million tons of market pulp each year for the paper, packaging and specialty products industries. From the U.S., we export to over 40 countries.

- --------------------------------------------------------------------------------
But more than simply delivering high-quality products, we strive to add value to our customer relationships.
- --------------------------------------------------------------------------------

      Strong customer relationships are key to our success. In 1995, a leading consumer of chemical cellulose pulp awarded our Natchez, Miss., mill a gold award for service excellence. The award was an expression of appreciation for 100% on-time delivery, product performance and customer service.

      In Europe, our recently modernized pulp mill in Saillat, France, strengthens Aussedat Rey's position as Europe's largest producer of office papers while allowing them to sell more market pulp as well. Our Kwidzyn mill in Poland contributes to our European pulp business with its modern operations.

      In addition, through Carter Holt Harvey's 30% ownership in Chile's COPEC, we have an interest in more than 800,000 metric tons of softwood pulp sold worldwide.

                                PRINTING PAPERS

PRINTING PAPERS FINANCIAL REVIEW

Printing Papers achieved sales of $6.2 billion in 1995, an increase of 40% from 1994 sales of $4.4 billion. Sales in 1993 were $3.9 billion. Operating profit reached a record $1.1 billion in 1995 compared with $20 million in 1994 and a loss of $122 million in 1993. Generally favorable economic conditions worldwide and strong demand for pulp and paper fueled a recovery in our printing papers businesses beginning in the second half of 1994. These factors resulted in strong markets and substantially higher prices in 1995. Cost control and productivity measures also contributed to higher earnings.

      Business Papers sales were $3.3 billion in 1995, an increase of 43% over 1994 and 51% over 1993. Sales prices rose sharply in 1995, as supply was tight most of the year. In the U.S., average prices were 50% above 1994 levels. During the fourth quarter, customers began to work down inventories, sales slowed and prices began to decline. By February 1996, prices were nearly 15% below the 1995 peak and currently remain under pressure. We are taking downtime in order to control inventories. But as consumer demand remains good, we expect conditions to improve later in 1996. The 1995 start-up of a new uncoated papers machine at Riverdale was a major step toward our goals of improving our cost position and of meeting our customers' increasing desire for recycled papers.

      In Europe, business papers operating profit increased fourfold in 1995. Kwidzyn achieved record sales. Sales volumes improved 20%, due largely to improvements in production and quality. Aussedat Rey turned profitable due to sharply higher prices. In 1996, we anticipate that Western European economies will grow moderately and that growth in Poland will be strong. Market conditions are similar to the U.S. and prices have declined in the early part of 1996 as consumers adjust inventories.

      Coated Papers sales advanced nearly 30% in 1995 to $1.8 billion. Sales were $1.4 billion in 1994 and $1.1 billion in 1993. Increased use of direct mail and catalogs influenced this improvement. Our U.S. business, which is heavily weighted toward coated groundwood, enjoyed record earnings in 1995, after breaking even in 1994 and 1993. No significant new industry capacity came onstream during 1995 and operating rates were high. Average prices for coated groundwood papers were nearly 50% above 1994 and 1993 levels. Orders declined in recent months as customers reduced inventories.

      In Europe, following an upturn in 1994 that continued until the second quarter of 1995, coated papers orders slackened and operating rates declined. Zanders' sales increased about 20% in 1995, reflecting improvements in both volume and average prices. However, stronger sales prices did not fully compensate for higher pulp costs and weak currencies in export markets. These factors, as well as costs to restructure and reduce personnel, resulted in a loss at Zanders. Aussedat Rey was profitable in 1995 following losses in 1994 and 1993. In 1996, excess capacity will continue to affect the European coated papers markets. Performance will depend on economic conditions in France and Germany, as well as rigorous cost control and optimization of sales mix.

      Pulp sales increased 56% to $1.1 billion in 1995. Carter Holt Harvey contributed about 40% of the increase. Our Kwidzyn and Saillat mills in Europe operated near capacity in both 1995 and 1994, producing significantly higher volume than in 1993. Operating results improved dramatically in 1995 as the upturn in pricing continued. However, prices began to decline in the fourth quarter as demand for paper slowed. Operating results in 1996 will be lower until inventories are liquidated.

- --------------------------------------------------------------------------------
              [Printing Papers Net Sales Chart--Appendix A No. 9]

          [Printing Papers Operating Profit Chart--Appendix A No. 9]
- --------------------------------------------------------------------------------

                                PRINTING PAPERS
                                      10

- --------------------------------------------------------------------------------
     [Printing Papers 1995 Worldwide Production Chart--Appendix A No. 10]
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 16]

Literary and artistic masterpieces look even better on fine printing and artist papers from Strathmore.
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 17]

When the copy has to look as good as the original, discerning businesses worldwide rely on Springhill reprographic papers.
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 18]

Our heavyweight papers find their way into products such as these folders and other office supplies.
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 19]

Don't tell mom, but the secret to the absorbency and light weight of today's diapers is Supersoft fluff pulp.
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 20]

When color, weight and texture are important, graphic designers and printers turn to premium text and cover stock from Beckett.
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 21]

The secret is out! Our coated paper makes products in a catalog look as good as they do in the store.
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 22]

Springhill Incentive 100 and Hammermill Unity contain 100% recycled fiber from old newspapers and magazines.
- --------------------------------------------------------------------------------

                                PRINTING PAPERS
                                      11

Packaging

- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 23]

Start-up of the world's largest recycled linerboard machine in Mansfield, La., makes us a low-cost producer of fast-growing premium packaging grades.
- --------------------------------------------------------------------------------

                             REVIEW OF OPERATIONS

From corrugated boxes to the milk cartons familiar to schoolchildren worldwide, International Paper produces packaging for a wide range of industrial and consumer applications.

- --------------------------------------------------------------------------------
                  [Packaging Sales Chart--Appendix A No. 11]
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 24]

Few products are as fragile as fruits and vegetables, which is why growers buy so much of their agricultural packaging from our container division.
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 25]

Kids, parents and other consumers appreciate the freshness and long shelf life of juice and other beverages in our aseptic packages.
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 26]

Our new label plant in Bowling Green, Ky., serves diverse markets with its printing expertise.
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 27]

4.4 billion dollars in packaging sales
- --------------------------------------------------------------------------------

International Paper's packaging products help customers keep their goods fresh, secure and attractive. The segment is composed of both industrial and consumer-oriented businesses, each with different products and capabilities. Yet both businesses add value in similar ways: by listening and responding to customers' needs.

INDUSTRIAL PACKAGING

International Paper's containerboard products are leading the evolution of corrugated shipping containers from commodity-like products to value-added solutions to businesses' distribution and merchandising needs.

      In December, we significantly improved our position as a supplier of premium-grade containerboard with the start-up of the world's largest recycled linerboard machine in Mansfield, La. The machine produces the industry's widest product range, with capacity of up to 1,200 tons of linerboard daily and the ability to use a variety of waste paper grades, giving us a substantial presence in the recycled linerboard business. The new machine also increases our capacity to manufacture visual-appeal grades for upscale printing applications. For example, our new white-top grade fills a need for a bright, smooth substrate positioned in the market between mottled white and fully bleached linerboard.

                                   PACKAGING

      In 1995, specialty grades accounted for one-third of containerboard shipments, a threefold increase since 1985. We expect sales of specialty containerboard grades to grow 7% annually as converters increasingly seek the ability to print colorful graphics on corrugated containers.

      New Zealand's Carter Holt Harvey is an important addition to our industrial packaging business. The fully integrated Kinleith mill complex, the largest in Australasia, is New Zealand's only linerboard producer. It produces containerboard, sackkraft and specialty packaging papers for conversion into box and bag packaging products. In addition, the Penrose mill is New Zealand's only manufacturer of corrugating medium.

- --------------------------------------------------------------------------------
                             INDUSTRIAL PACKAGING

Every day, businesses around the world ship goods that are protected in corrugated packaging supplied by International Paper. We have one of the industry's widest ranges of containerboard grades, the principal component of corrugated boxes and other industrial packages, including our well-known Pine liner, ColorBrite, KlaWhite and StarLite brands. We produce corrugated boxes in the U.S., Europe and New Zealand for products ranging from perishable foods to fragile electronics. And we manufacture a broad array of kraft papers as well as multiwall and retail bags for retailers and manufacturers worldwide.
- --------------------------------------------------------------------------------
             [Industrial Packaging Sales Chart--Appendix A No. 12]
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 28]

J.C. Penney understands that the shopping experience only gets better when customers carry purchases home in our kraft paper bags.
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 29]

Products look as good on the box as they do inside the package when the outer liner is preprinted by our U.S. container division.
- --------------------------------------------------------------------------------

      About 60% of the volume of containerboard produced in our U.S. mill system is converted in our U.S. container plants, where we provide over 43,000 different corrugated packaging products for industries ranging from foods to electronics. We have improved productivity in our plants through continuing investments in equipment, training and management systems, and now are producing more volume per plant than ever before. Growth is being enhanced by implementing effective partnerships with customers. These initiatives, along with creative designs, flexible processes, and constant attention to quality and customer service, underlie a 23% increase in productivity since 1992. We expect productivity to increase another 25% by year-end 1998.

      Our proudest accomplishments, however, are not statistical results, but the ways in which we help our customers. When Tyson Foods needed to improve the condition of chicken drumsticks on the bottom layers of pallets shipped to supermarkets, we helped solve the problem with our ClassicPak7 shipping container. This innovative octagonal container, engineered to provide high-compression strength in wet and cold conditions, was designed specifically to maximize pallet utilization. As a result, even the Tyson drumsticks

                                   PACKAGING
                                      14
on the bottom of the pallet arrive at their destinations in excellent condition.

      In Europe, we are a leading provider of packaging for agricultural products. Extensive modernization of plants in Spain and Italy, start-up of a new plant in the U.K. in 1996, and significant productivity gains will continue to strengthen our status as a supplier of value-added boxes. We are proactive in developing customer-oriented packaging solutions. For example, in 1995, our Valladolid, Spain, facility successfully introduced a new single-wall Plaform box for the shipment and display of peppers that incorporates a 7% savings in materials cost while providing 10% more shipping capacity.

      With 10 packaging plants in New Zealand, Carter Holt Harvey is a leading producer of corrugated and solid fiberboard boxes used primarily in the food industry for exports of dairy products, meat, apples, pears and kiwifruit. The company is also New Zealand's leading kraft packaging producer, manufacturing retail bags and multi-ply paper sacks for industrial, agricultural and consumer uses.

      International Paper produces kraft packaging for dozens of different consumer and industrial applications. The retail segment of the kraft business is growing particularly well, due to our products' diversity, durable construction, and high-quality printing and graphics. We also provide recycled and recyclable kraft packaging. Seventeen percent of our kraft packaging shipments contain recycled fiber.

      The newest addition to our Camden series of multiwall kraft paper grades is a premier extensible paper with superior stretch and durability features.

CONSUMER PACKAGING

More than ever, our customers require greater visual appeal and improved performance from our products. Internationally, expanding economies are stimulating demand for consumer products that require attractive and durable packaging.

      Everest bleached board is well accepted in the marketplace because of its exceptional smoothness and printability, making it a superior material for companies seeking high-impact packaging. Everest Spring, a newly formulated folding carton board for food packaging, was recently introduced to meet the need for a more cost-effective board with superior printing qualities. These bleached board products are used extensively to package products that touch the lives of millions of consumers, including pharmaceuticals, cosmetics, software, electronics, food, cups and trays.

- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 30]

ClassicPak7 shipping containers help customers such as Tyson Foods protect their perishable goods even in cold and wet conditions.
- --------------------------------------------------------------------------------

      Carter Holt Harvey's Whakatane mill is New Zealand's sole producer of bleached cartonboard and point-of-sale paperboard packaging materials, much of which is sold to converters in New Zealand, Australia and across the Pacific Rim.

      About half of our U.S. bleached board production is used by our own liquid packaging

                                   PACKAGING
and folding carton systems. Use of liquid packaging is increasing worldwide as demand grows for fresh milk and juice in Europe, Latin America and Asia. During 1995, the Company operated 18 liquid packaging plants in 9 countries, and we are expanding our presence worldwide. For example, a new gable-top carton plant in Shanghai, scheduled for start-up in 1996, will serve more than one billion potential consumers in the People's Republic of China.

- --------------------------------------------------------------------------------
Our challenge is to add value through new product development, enhanced graphics and features that set our products apart.
- --------------------------------------------------------------------------------

      What makes our liquid packaging so popular? Ask our customers. Lykes Pasco Inc., makers of chilled juices such as FloridaGold(R) orange juice, recently chose International Paper as an exclusive supplier. It attributes its choice to our ability to supply a complete system consisting of cartons, SpoutPak fitments and Evergreen packaging machines. In addition, our lithographic and rotogravure printing capabilities produce sharp, colorful images, enabling customers to maximize their point-of-sale merchandising opportunities.

      The global aseptic packaging business has grown at an average annual rate of 7% over the last decade. We have taken steps to capture a larger share through capital investments in new equipment and technology. Improvements at our Raleigh, N.C., facility will allow us to take advantage of growth opportunities around the world, especially in Latin America. We will extend our global reach in 1996 with a new plant in Lyon, France.

- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 31]

When Microsoft launched the most eagerly anticipated software product of 1995, Microsoft(R) Windows(R) 95, it relied on our Everest bleached board to protect and merchandise its flagship operating system.
- --------------------------------------------------------------------------------

      Our success means success for our customers. For example, Johanna Foods, Inc. and Apple & Eve, leading producers of beverage products such as Ssips(R), Jjust Jjuicy(TM), Nothin'

                                   PACKAGING

But Juice(R) and Apple & Eve(R), enjoy the benefits of our high-speed filling systems in 250ml and 300ml sizes. In fact, Johanna Foods, Inc. set new production records within one year of installation.

      Around the world, our folding cartons protect and merchandise dry and frozen foods, baked goods, beverages and tobacco products. Our bleached board division adapted our new Everest Spring product for a major fast-food customer that will be using it for all its chicken boxes in 1996. New state-of-the-art printing presses and cutting equipment at our Cincinnati, Ohio, facility provide our customers with high-impact graphics and reduced cycle times.

      As the only integrated supplier of labels to the beverage, food and household chemical industries, we can develop new substrates tailored to specific applications. Polyweave, produced at our Lock Haven, Pa., mill, is a label applied to HDPE plastic bottles. Since Polyweave labels are made from the same material as the bottle, the entire package is recyclable.

- --------------------------------------------------------------------------------
                              CONSUMER PACKAGING

The next time you visit your local store, chances are that many of the items you see are packaged in International Paper products. We are a leading producer of high-quality Everest bleached board. Our worldwide liquid packaging division uses some of that production to manufacture a variety of gable-top and aseptic packaging products for milk, juice and other beverages. Our folding carton and label division makes paperboard containers and labels for markets worldwide. Our bleached board is also used to produce food service items such as plates, cups and trays.
- --------------------------------------------------------------------------------
              [Consumer Packaging Sales Chart--Appendix A No. 13]
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 32]

SpoutPak cartons are easy-to-pour and provide extended shelf life for juice and dairy products.
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 33]

Everest bleached board is used for beverage cups to provide eye-catching graphics.
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 34]

Within one year after switching to our high-speed Fuji aseptic filling system, leading juice producer Johanna Foods, Inc. set new production records at its Flemington, N.J., facility.
- --------------------------------------------------------------------------------

                                   PACKAGING

PACKAGING FINANCIAL REVIEW

Packaging sales were $4.4 billion in 1995 compared with $3.4 billion in 1994 and $3.1 billion in 1993. Operating profit was $741 million, two-and-one-half times 1994 earnings of $293 million and substantially greater than 1993 earnings of $188 million. The recovery in packaging markets that began in 1994 continued through the first half of 1995. Significant year-over-year improvement in sales prices was the major reason for higher earnings for the year.

      Industrial Packaging sales increased nearly 40% in 1995 to $3.0 billion. About 35% of the increase was attributable to the addition of Carter Holt Harvey beginning in May, and the balance, to higher prices. Sales in 1993 were $2.0 billion. Industrial packaging posted a more-than-threefold improvement in operating profit in 1995. Accelerated demand for containerboard, which began in early 1994, continued into 1995. Containerboard prices in U.S. markets averaged $130 per ton higher in 1995 than in 1994, and box prices increased similarly. Our corrugated container operations performed well worldwide. And kraft paper and packaging results improved in 1995, again reflecting higher prices. However, midway through the year, demand moderated and industry inventories of containerboard rose sharply. As a result, we experienced a softening in market conditions in the latter part of 1995, and a decline in pricing.

      Weak industrial packaging markets have extended into 1996. In February, containerboard prices in the U.S. market were $75 per ton below the level reached last spring. We expect demand to improve later in 1996 as the U.S. economy emerges from the current slowdown and customers start to rebuild inventories. The rebound in demand should tighten the North American market by the second half, even in the face of capacity expansions. We expect that 1996 containerboard and box prices will be below 1995 levels. Our new recycled linerboard machine at Mansfield got off to a good start, and a successful ramp-up is a major objective in 1996. We will continue to improve our container plants in support of the Mansfield expansion. Also, a new box plant will begin operations in the U.K. in midyear.

      Consumer Packaging sales were $1.4 billion in 1995, up from $1.2 billion in 1994 and $1.1 billion in 1993. Operating profit in 1995 was twice that earned in 1994 and 1993. Bleached board markets were strong during 1995, leading our U.S. operations to a 14% improvement in volume and a 20% increase in average sales prices. However, industry operating rates slackened in the second half of the year as customers worked off inventories and new capacity came onstream. This placed downward pressure on prices, and this weakness has continued in early 1996. We expect markets to stabilize by midyear and to gradually accelerate later in the year as the economy improves. The first quarter start-up of a rebuilt machine at Kwidzyn will add to our bleached board sales. Conditions in liquid packaging are favorable. In 1996, we will continue to grow in offshore markets with the operation of new or expanded plants in France, Brazil and China.

- --------------------------------------------------------------------------------
              [Packaging Net Sales Chart--Appendix A No. 14]

             [Packaging Operating Profit Chart--Appendix A No. 14]
- --------------------------------------------------------------------------------

                                   PACKAGING
                                      18

- --------------------------------------------------------------------------------
             PACKAGING
1995 WORLDWIDE PRODUCTION (IN TONS)

INDUSTRIAL PACKAGING

Containerboard
U.S.         2,183,000
Europe         120,000
New Zealand    289,000
- ----------------------
Total        2,592,000

Corrugated Boxes
U.S.         1,371,000
Europe         770,000
New Zealand    115,000
- ----------------------
Total        2,256,000

Kraft Papers
U.S.           348,000
New Zealand     26,000
- ----------------------
Total          374,000

Kraft Packaging
U.S.           171,000
New Zealand     14,000
- ----------------------
Total          185,000

CONSUMER PACKAGING

Bleached Board
U.S.         1,105,000
New Zealand     28,000
- ----------------------
Total        1,133,000

Liquid Packaging
18 plants around the world produced over 368,000 tons of liquid packaging.

Folding Carton and Label
U.S.           166,000
New Zealand     95,000
- ----------------------
Total          261,000

New Zealand's Carter Holt Harvey production is for the 12 months ended
December 31, 1995. International Paper owns just over 50% of Carter Holt Harvey.
- --------------------------------------------------------------------------------
                       [Photograph--Appendix B No. 35]

Multiwall bags made with our kraft paper protect and merchandise goods such as cement.
- --------------------------------------------------------------------------------
                       [Photograph--Appendix B No. 36]

The Triton beverage carrier system provides a printable and environmentally responsible alternative to plastic rings.
- --------------------------------------------------------------------------------
                       [Photograph--Appendix B No. 37]

Itambe in Brazil uses our convenient SpoutPak carton for this innovative yogurt container.
- --------------------------------------------------------------------------------
                       [Photograph--Appendix B No. 38]

Our new Polyweave label eliminates the need to remove the label before recycling plastic bottles.
- --------------------------------------------------------------------------------
                       [Photograph--Appendix B No. 39]

Carter Holt Harvey extends our Company's heritage of quality corrugated packaging to agricultural markets in the Pacific Rim.
- --------------------------------------------------------------------------------
                       [Photograph--Appendix B No. 40]

Open your kitchen cabinet and you're likely to find food products packaged in our folding cartons.
- --------------------------------------------------------------------------------
                       [Photograph--Appendix B No. 41]

Agricultural producers throughout Europe send their goods to market in Plaform trays from our international container division.
- --------------------------------------------------------------------------------

                                   PACKAGING
                                      19

Distribution

- --------------------------------------------------------------------------------
                       [Photograph--Appendix B No. 42]

ResourceNet International's new regional distribution facility in Dallas, Texas, uses modern inventory management technology to service its customers.
- --------------------------------------------------------------------------------

                             REVIEW OF OPERATIONS

At International Paper, customer service means more than manufacturing products that respond to our customers' needs. Through our merchant distribution businesses, we provide industry wholesalers and end-users with a vast array of products from the world's finest manufacturers.

- --------------------------------------------------------------------------------
                 [Distribution Sales Chart--Appendix A No. 15]
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
                       [Photograph--Appendix B No. 43]

ResourceNet International's commitment to customer service provides for just-in-time delivery across the United States.
- --------------------------------------------------------------------------------
                       [Photograph--Appendix B No. 44]

We distribute printing papers, industrial packaging, maintenance supplies, graphic arts supplies and other products used every day by businesses and consumers.
- --------------------------------------------------------------------------------
                       [Photograph--Appendix B No. 45]

5.0 billion dollars in distribution sales
- --------------------------------------------------------------------------------

International Paper's merchant distribution capabilities help support our leadership position in important markets. By taking advantage of economies of scale, we are able to give our customers fast and efficient service for virtually any printing, packaging, graphic arts or industrial supplies product they may need.

RESOURCENET INTERNATIONAL

Our flagship distribution company continued to make great strides forward in 1995. Geographic acquisitions have helped ResourceNet International improve its regional balance, penetrate new markets and achieve a 73% increase in sales since 1992.

      As we have grown, we have created greater efficiencies by consolidating multiple locations into single regional operations. In 1995, we opened modern regional distribution facilities in Dallas, Texas, and Charlotte, N.C., replacing several smaller warehouses. A major new distribution center in Olathe, Kan., is scheduled to open in July 1996. These consolidations give us substantial cost savings, more efficient inventory utilization and better service.

      These multimillion dollar facilities serve as ResourceNet International's distribution

                                 DISTRIBUTION
hubs in their respective regions. In addition to generous amounts of warehouse space, the new facilities include showrooms, conference areas, training facilities and offices. By providing a centrally located venue for the demonstration, training and sales of new printing, electronic pre-press, bindery and packaging equipment, these distribution business centers serve as key resources for customers in the printing, graphic arts and packaging industries, thereby enhancing our relationships with them. By achieving economies of scale in each location, we are better able to support the sophisticated sales and distribution systems our customers require.

      In addition, ResourceNet International's growth and geographic range has been strengthened by the acquisition of several regional distribution companies over the past several years. Most recently, we grew with the addition of Kirk Paper in the western U.S. and Seaman-Patrick and Carpenter Paper in Michigan. Because each of these companies was the paper distribution leader in its respective region, we immediately attained an important position in these areas. Geographic expansion also gave us the platform we needed to expand our national accounts program, in which we provide hundreds of products to companies with multiple locations under a single contract. This program creates greater efficiencies for our larger customers and strengthens their relationships with us.

- --------------------------------------------------------------------------------
                                 DISTRIBUTION


When consumers around the world use paper, industrial products and graphic arts supplies, these items may have been provided by International Paper's distribution businesses. As a leading North American distributor, ResourceNet International unites 130 wholesale facilities in the U.S., Canada and Mexico, as well as over 150 outlets for smaller customers. Aussedat Rey in France and Scaldia in the Netherlands give us broad exposure to a growing European marketplace. And Carter Holt Harvey serves retailers and end-users in New
Zealand and Australia.
- --------------------------------------------------------------------------------
               [Sales by Major Product Chart--Appendix A No. 16]
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 46]

Office supplies you rely on everyday may have come from one of our many distribution businesses.
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 47]

Paper products from many manufacturers are a large part of our distribution businesses worldwide.
- --------------------------------------------------------------------------------

      ResourceNet International now encompasses 130 wholesale locations in North America, each with full warehousing capabilities and knowledgeable sales personnel. Far from being stand-alone sites, however, all of our wholesale locations will be linked electronically into a continent-wide network by 1997. Our sophisticated information system, initiated in New England during 1995, is already boosting efficiency, facilitating better communications, reducing costs and, most

                                 DISTRIBUTION
importantly, improving our responsiveness to customers' needs.

      New initiatives also made progress in 1995. We successfully implemented a national brands program in which certain products produced for us carry the ResourceNet brand name. For the small printer, small business and individual consumer, we continued to open our Express Paper and Graphics outlets in 1995. We now have over 150 of these stores open for business.

      Also in 1995, ResourceNet International developed the Color & Texture Selector to help customers choose the perfect paper for their specific application. The program is customized to each local region and broadens the ability to select the appropriate paper for any design need.

AUSSEDAT REY FRANCE DISTRIBUTION AND SCALDIA PAPIER

Just as ResourceNet International is growing aggressively in North America by improving efficiency and customer service, Aussedat Rey in France and Scaldia in the Netherlands are leveraging their own strengths in purchasing, marketing and efficient distribution. Aussedat Rey France Distribution ranks as the third largest distribution group in France and has an outstanding reputation throughout the country. Scaldia is the third largest paper merchant in the Netherlands, with particular strength in the office supplies business.

CARTER HOLT HARVEY

The late April 1995 acquisition of a majority interest in Carter Holt Harvey contributed a world-class distribution system serving the fast-growing markets of the Pacific Rim. The company's merchant distribution subsidiaries B.J. Ball Papers and Raleigh Paper have compiled proven track records. B.J. Ball has a major position in New Zealand's paper distribution market. In Australia, Raleigh focuses on specialty papers used by the graphic design industry for corporate annual reports and other high-end applications. Carter Holt Harvey Distributors ranks as New Zealand's only nationwide distributor of hospitality, hygiene and packaging supplies. Carter Holt Harvey Distributors is also making excellent progress in its quest to expand its industrial distribution business within the food industry.

- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 48]

ResourceNet International developed the Color & Texture Selector computer program to assist customers in choosing the perfect paper grades for their needs. (top left)
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 49]

Our experienced sales force sets us apart from the competition. Here, Bob
Muse (right) meets with Lee Daniels of Daniels Printing in our Wilmington,
Mass., facility. (lower left)
- --------------------------------------------------------------------------------

                                 DISTRIBUTION

DISTRIBUTION FINANCIAL REVIEW

Distribution posted net sales of $5.0 billion in 1995, up substantially from $3.5 billion in 1994 and $3.1 billion in 1993. Operating profit for the segment was $106 million in 1995 compared with $74 million in 1994 and $58 million in 1993. Results reflect tight supply in 1995, which had a positive impact on both sales prices and volume. However, demand slipped in the latter part of the year in response to a slowdown in world economies and an inventory drawdown by customers.

      Our strategy to grow through internal expansion and acquisitions resulted in higher total sales as well as profits in 1995. ResourceNet International, our North American distribution business, achieved sales of $4.6 billion in 1995, a 45% increase over 1994. Adding to the year-over-year sales gain was the merger of Kirk Paper Corporation in December 1994 and the acquisitions of Seaman-Patrick Paper Company and Carpenter Paper Company in January 1995. Excluding these additions, sales increased 24% compared with 1994 sales.

      In 1995, our North American companies continued their transition toward being a unified premier merchant operating under the ResourceNet International identity. In this regard, we opened a regional warehouse in Dallas, Texas, and proceeded with plans for another in Olathe, Kan. In addition to consolidating a number of smaller operations into larger, more economical locations, these facilities will function as operational "hubs," allowing ResourceNet International to more effectively serve customers and manage inventories. Additional realignments are planned for 1996. Further enhancing our integration activities, we are implementing a common operating system, which we initiated in the New England region during 1995. This system provides us with information to reduce operating costs and provide better service for our customers. Finally, during 1995, ResourceNet International expanded its national accounts program. This program uses our national presence, vast product offerings and excellent service to respond to customers nationwide.

      Our international distribution businesses posted sales of $456 million in 1995. Results for our European operations, based in France and the Netherlands, reflected strong economic conditions in Western Europe, particularly in France, where demand was good and higher prices were realized during much of the year. The European business was profitable in 1995, following small operating losses in the last few years. In addition, Carter Holt Harvey's distribution operations in New Zealand and Australia contributed favorably to the segment's 1995 results.

      As in our printing papers and packaging businesses, we expect to experience a period of soft market demand in the early part of 1996 as customers continue to reduce inventories. Our distribution businesses will meet the challenge, using their competitive strengths to penetrate profitable markets, reduce costs and increase customer responsiveness. We expect demand to improve later in the year, boosted by an acceleration in world economic growth.

- --------------------------------------------------------------------------------
               [Distribution Net Sales Chart--Appendix A No. 17]

           [Distribution Operating Profit Chart--Appendix A No. 17]
- --------------------------------------------------------------------------------

                                 DISTRIBUTION
                                      24

- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 50]

ResourceNet International expanded its distribution business in 1994 with the acquisition of two Mexican paper distributors.
- --------------------------------------------------------------------------------
                           [Map--Appendix B No. 51]

ResourceNet International operates 130 full-service distribution facilities across North America.
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 52]

Our European distribution operations include Aussedat Rey in France and Scaldia in the Netherlands.
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 53]

In 1995, ResourceNet International initiated a sophisticated information system. All of our wholesale locations should be linked electronically by 1997.
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 54]

Industrial supplies are also available from ResourceNet International locations across the country.
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 55]

Our ColorLok precision printing products complement one another--giving our customers superior performance.
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 56]

Our diverse product range includes items for the food service industry.
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 57]

Our distribution businesses market a wide range of office supplies to their customers, including envelopes in many colors and sizes.
- --------------------------------------------------------------------------------

                                 DISTRIBUTION
                                      25

Specialty Products

- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 58]

Customers can choose from among our many styles to pick the perfect door for their home with Masonite's CraftMaster molded door display, shown here at
Jaeger Lumber in Madison, N.J.
- --------------------------------------------------------------------------------

                             REVIEW OF OPERATIONS

Few consumers think of International Paper as a well-known manufacturer of molded door facings, printing plates, disposable diaper components, label backings, and resins for inks and adhesives. Yet sales of specialty products such as these constitute a $3.3 billion business, making International Paper far more than your typical paper and forest products company.

- --------------------------------------------------------------------------------
              [Specialty Products Sales Chart--Appendix A No. 18]
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 59]

Fountainhead by Nevamar countertops offered in many colors and finishes are on the cutting edge of style.
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 60]

Black-and-white and color films made by Ilford are used by professional photographers worldwide.
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 61]

With thousands of specialized products, peel-and-stick labels are just one of the applications of our specialty papers division.
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 62]

Graphic arts professionals rely on Veratec's Nubtex wipes for strength and absorbency.
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 63]

Consumers in New Zealand and Australia are familiar with Carter Holt Harvey's tissue products.
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 64]

For tape that sticks, Arizona Chemical's specialized resins will do the trick.
- --------------------------------------------------------------------------------

                        [Photograph--Appendix B No. 65]

3.3 billion dollars in specialty products sales
- --------------------------------------------------------------------------------

Why is a paper and forest products company in the business of producing a diverse array of specialty products? One important reason is that these businesses make efficient use of the by-products, processes and franchises of our traditional manufacturing operations. And by using our resources and technologies in innovative ways, we are able to produce value-added products that help reduce our exposure to fluctuations in paper prices.

SPECIALTY PANELS

Our specialty panels business is an example. Wood chips and kraft papers are used to manufacture molded door facings and decorative laminates, respectively, for the construction industry. Our CraftMaster line of door facings has long enjoyed a strong franchise in the U.S. because of the performance advantages these products have over solid wood doors, as well as their lower cost. Over the past 10 years, sales of molded door facings have increased rapidly. We started a new door facings line at our Laurel, Miss., plant in 1995 to meet rising domestic demand for styles and sizes that satisfy new customer trends. In addition, we recently added prestained door facings and solid

                              SPECIALTY PRODUCTS
door cores to the CraftMaster product line.

      Based on our success in the U.S. and export markets, our door facings business is about to make strong inroads internationally. Masonite recently began construction of a molded door facings plant in Ireland to satisfy European demand, which will make International Paper the largest molded door facings producer in Europe. We intend to continue the geographic expansion of this business as new opportunities arise.

      Our Nevamar decorative laminates businesses in the U.S. and Polyrey in France give us participation in commercial and residential construction projects and furniture manufacturing worldwide. We have long been a style leader, known for our ability to work with customers' designers to create laminates that are flexible in their uses, attractive in their styles and competitive in their pricing. For example, our new LamMates product line offers our customers a variety of high-pressure and low-pressure laminates with matching patterns. This enables furniture manufacturers to maintain their quality and styling while reducing their cost. We continually create new colors, finishes and materials--design elements that evolve from year to year to keep pace with changing fashions.

- --------------------------------------------------------------------------------
                               SPECIALTY PANELS

The next time you knock on a door, consider this: you may be face-to-face with a CraftMaster door facing by International Paper. With sales in North America, Europe and Asia, our Company is the world's leading producer of molded door facings. Masonite also manufactures Colorlok siding. Our decorative products division makes Nevamar, Micarta and Vitricor laminates and Fountainhead countertops. Other specialty panel products are produced by our Micarta and Polyrey divisions. GatorFoam and FomeCor paper-faced foam products are also part of our decorative products division.

- --------------------------------------------------------------------------------
     [Specialty Panels Sales to Geographic Areas Chart--Appendix A No. 19]
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 66]

For attractive and durable countertops--consumers rely on high-pressure laminates from our recently expanded decorative products division.
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 67]

FomeCor products, used in the graphic arts industry, come in an array of sizes and colors.
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 68]

Colorlok engineered wood siding is prefinished and easy to install.
- --------------------------------------------------------------------------------

                              SPECIALTY PRODUCTS

      The acquisition of Westinghouse's Micarta division in South Carolina substantially increases our high-pressure decorative laminates capacity and increases our share of the large-scale residential and office furniture business. Micarta also gives us a low-cost printing capability that allows us to print the top sheet for our decorative laminates and, in the process, add value for our customers. As a result, we are better able to expand our laminates business, explore new opportunities and maintain our position on the cutting edge of style.

IMAGING PRODUCTS

Our imaging products businesses are in the midst of a transformation as the professional photography and graphic arts industries move increasingly toward digital technology. Consequently, we are restructuring to ensure that we are competitive and profitable in a changing business environment.

- --------------------------------------------------------------------------------
By using our resources and technology in innovative ways, we are able to produce value-added products.
- --------------------------------------------------------------------------------

      Several innovative new products from our imaging group are helping us keep pace. The Printasia minilab imaging system, developed in conjunction with Scitex, is a fully integrated workstation, image scanner and printer system that potentially doubles color display output for professional photo labs. The new system also enables operators to eliminate "red eye" from their customers' photos, remove unwanted information and make photographic greeting cards. In addition, Ilford's private-label color copy materials for photo kiosks in amusement arcades and stores cut processing times in half, greatly enhancing customer satisfaction.

- --------------------------------------------------------------------------------
                               IMAGING PRODUCTS

International Paper's imaging products group includes several companies that serve the professional photography and graphic arts markets. Ilford manufactures photographic films and papers; their black-and-white films in particular are appreciated by professionals for their quality and value. Anitec and Horsell produce printing film and plates, respectively, for graphic arts and commercial printing processes. And our investment in Scitex gives us an equity interest in a well-known producer of digital electronic graphic art technologies.
- --------------------------------------------------------------------------------
     [Imaging Products Sales to Geographic Areas Chart--Appendix A No. 20]
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 69]

Well-known Anitec films, papers and plates are sold to the printing industry.
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 70]

Professional photographers use our Ilford film and papers for professional results.
- --------------------------------------------------------------------------------

                              SPECIALTY PRODUCTS
                                      29

SPECIALTY PAPERS

As more consumer hygiene products, industrial sealants and tapes, and pressure-sensitive labels incorporate silicone-backed papers, Thilmany, Akrosil and Nicolet are working individually and in concert to increase our position in this growing business. In 1995, Nicolet and Thilmany cooperated in the start-up of a machine that adds new capacity in release-backing papers.
Akrosil started up a new silicone coater and acquired a coating facility in Canada and will start up another line in 1996, completing a 40% expansion of its capacity.

      As we continue to look for ways to achieve synergies among our businesses, Nicolet, Hammermill and Springhill have joined forces to supply both backing and face papers to manufacturers of pressure-sensitive labels, making International Paper a full-line supplier of these materials for the first time. Similarly, Thilmany worked with our bleached board and Veratec divisions to create DataGuard, an innovative package for CD-ROMs that is printable and protects the sensitive media inside.

      Other 1995 product developments include new differential silicone coating grades by Akrosil for the production of two-sided industrial tapes with different release values on each side. Led by new product innovations, Akrosil grew twice as fast as the pressure-sensitive label business in 1995.

- --------------------------------------------------------------------------------
                               SPECIALTY PAPERS

International Paper produced 286,000 tons of specialty papers in 1995, making us an important supplier of the papers used in thousands of specialized applications. For example, peel-and-stick labels continue to replace old-fash-ioned lick-and-stick adhesive labels in uses ranging from airline-baggage tags to overnight-courier airbills. International Paper divisions Akrosil, Thilmany and Nicolet have been at the forefront of the specialty papers industry, developing new products and processes to help customers maintain a competitive edge in a rapidly evolving market.
- --------------------------------------------------------------------------------
     [Specialty Papers Sales to Geographic Areas Chart--Appendix A No. 21]
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 71]

Our specialty papers business makes the paper for the peel-off strips and
Veratec produces the padding for this bandage.
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 72]

These Crescent rolls from Pillsbury are kept fresh with one of the many unique specialty papers made by our Thilmany mill.
- --------------------------------------------------------------------------------

                        [Photograph--Appendix B No. 73]

Our specialty papers business is reaching new heights as our customers continue to find new uses for pressure-sensitive labels. (lower right)
- --------------------------------------------------------------------------------

                              SPECIALTY PRODUCTS

- --------------------------------------------------------------------------------
                                   NONWOVENS

Veratec is growing as a supplier of spunbond fabrics used in components of personal hygiene and other consumer products. Serving markets worldwide, Veratec manufactures nonwovens in the U.S. and Canada. In 1996, the start-up of a new plant in Mexico will serve Latin American markets. Veratec is also the world's leading producer of bleached cotton used in feminine hygiene products and medical applications. Veratec's dramatic new process, InterSpun Enhanced Fabric, improves woven fabrics performance and appearance.
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 74]

Veratec's newest offering in the media market, DataGuard, is poised to capitalize on the explosive growth in compact discs and CD-ROMs.
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 75]

Veratec's EverSpun nonwoven provides the softness and strength customers need in absorbent products.
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 76]
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 77]

InterSpun Enhanced Fabric gives clothing and upholstery softness and durability while reducing the need for chemical treatment or back-coating.
- --------------------------------------------------------------------------------

NONWOVENS

Manufacturers of consumer disposable products such as diapers and feminine hygiene products continually seek lighter weight materials with high strength for their products components. Our nonwovens business, Veratec, is expanding its spunbond capacity to meet this need internationally. Our second full-scale spunbond line began operation in Toronto, Canada, in 1995, and a new world-class plant in Mexico is scheduled for start-up in 1996. These facilities will satisfy growing demand and will help us achieve our goal of being a leading supplier of lightweight spunbond material.

      In addition to expanding capacity for the spunbond process, Veratec developed and began commercial production of InterSpun Enhanced Fabric, a dramatic new process that makes woven fabrics look and perform better. This revolutionary process uses jets of water under high pressure to enhance the performance, texture and appearance of textile manufacturers' products. For example, InterSpun can make upholstery stronger and clothing softer.

TISSUE

Our move to majority ownership in Carter Holt Harvey gave International Paper entry into the tissue business in New Zealand and Australia. Reinforced by the January 1995 acquisition of the Australian tissue operations of Bowater plc, Carter Holt Harvey is now the

                              SPECIALTY PRODUCTS
largest tissue-products manufacturer in Australasia. Carter Holt Harvey is also a major supplier of New Zealand's toilet tissue, facial tissue, kitchen and commercial towels, serviettes and medical disposables. In addition, it is a major producer of "nappie" products at its Kawerau, New Zealand, mill. Capital investment in new plant and technology and a commitment to innovation in product development has ensured responsiveness to changing consumer trends and market competitiveness.

- --------------------------------------------------------------------------------
                                    TISSUE

With 1995 production of 120,000 tons, Carter Holt Harvey ranks as New Zealand and Australia's leading manufacturer of crepe and flat tissue papers and a converter of tissue products such as toilet tissue, facial tissue, kitchen towels and disposable medical supplies. Marketed under a portfolio of brand names that enjoy strong awareness among consumers, the company's tissue products are used extensively throughout New Zealand and Australia. Carter
Holt Harvey is New Zealand's only manufacturer of toilet tissue.
- --------------------------------------------------------------------------------
          [Tissue Sales to Geographic Areas Chart--Appendix A No. 22]
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 78]

Toilet tissue is one of the largest product lines in Carter Holt Harvey's tissue business.
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 79]

Carter Holt Harvey's tissue products--such as these paper towels--are part of everyday life for consumers in New Zealand and Australia.
- --------------------------------------------------------------------------------

CHEMICALS AND PETROLEUM

Arizona Chemical continues its evolution from a provider of commodity products to a producer of specialty products. Already one of the world's leading processors of crude tall oil and crude sulfate turpentine, Arizona Chemical is increasing production of resins that are in demand by manufacturers of printing inks, adhesives and chewing gum.

      Arizona Chemical established new sales records in 1995, primarily the result of expanded production of several key products and the European acquisition of the inks and adhesives resin business of DSM, with operations in France and the Netherlands. The acquisition strengthens Arizona Chemical's reputation as an innovator in the field of resin technology. For example, in 1995, the division introduced new resins that can change the surface characteristics of plastics to significantly improve their ability to bond with other substrates. In addition, Arizona Chemical doubled capacity at the Oakdale, La., facility for rosin-based resins used in printing ink and coating applications.

      Our petroleum and minerals division manages the mineral rights for more than five million acres of Company land at the same time that it explores on- and off-shore for new oil and gas reserves. Thanks to our energy development and exploration initiatives, our production is the equivalent of approximately half of International Paper's purchased energy

                              SPECIALTY PRODUCTS
needs, offering protection against adverse energy price fluctuations.

      Development of our 750-well Sugg Ranch field in West Texas is nearing completion, and we are expanding exploration to new locations in Texas and the Gulf of Mexico. Using sophisticated three-dimensional seismic mineral exploration technologies, we have already discovered several new oil and gas reserves in the Gulf of Mexico, two of which have been classified as significant sources of natural gas. The new technology also helps reduce the economic risks of exploration by enabling our geoscientists to identify and map deep geological structures with greater accuracy.

- --------------------------------------------------------------------------------
                            CHEMICALS AND PETROLEUM

By-products of our papermaking operations are used in the manufacture of chemicals used in a variety of industrial applications and processes. With plants in the U.S. and in Europe, Arizona Chemical ranks as one of the world's leading processors of crude tall oil and crude sulfate turpentine and is a prominent supplier of resins used in inks and adhesives.

      Our petroleum and minerals operation develops and manages mineral resources on International Paper's land. The division also actively explores and develops oil and gas reserves in the southern U.S. and Gulf of Mexico.
- --------------------------------------------------------------------------------
 [Chemicals and Petroleum Sales to Geographic Areas Chart--Appendix A No. 23]
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 80]

With the acquisition of the inks and adhesives resin business of DSM in Europe, Arizona Chemical increased its capacity to produce resins used in printing inks.
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 81]

Your everyday tire may contain resins from Arizona Chemical as well as petroleum-based products.
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 82]

Arizona Chemical's food-grade resins find their way into products such as gum.
- --------------------------------------------------------------------------------

                              SPECIALTY PRODUCTS

SPECIALTY PRODUCTS FINANCIAL REVIEW

Sales increased across our portfolio of specialty products businesses in 1995, and totaled $3.3 billion. This compares to sales of $2.6 billion in 1994 and $2.5 billion in 1993. However, operating profit for the segment declined to $207 million in 1995 from $268 million in 1994 and $263 million in 1993.

      Specialty Panels sales improved 34% in 1995 to $1.0 billion, while earnings declined 3%. This decline followed a 30% increase in 1994. Carter Holt Harvey's building products accounted for about one-half of the sales increase and contributed favorably to earnings. Masonite's earnings reflected costs associated with a new production line in Laurel, Miss., and increased marketing activities in Europe and the Far East. In decorative laminates, we improved our market position in high-pressure laminates with the acquisition of Micarta and with growth in the commercial segment. However, low-pressure product sales declined due to soft demand and competition by Canadian imports. As for 1996, we expect specialty panels sales and earnings to improve along with stronger construction activity later in the year.

      Imaging Products sales increased 6% to $775 million in 1995. Sales totaled $730 million in 1994 and $700 million in 1993. Our graphic arts business continued to face intense industry-wide competition, causing the division to sustain an operating loss in 1995. It was modestly profitable in 1994 and 1993. The 1995 loss includes costs to reduce staffing and to reposition the graphic arts business. In the first quarter of 1996, a reserve was established, reflecting the necessary restructuring that will allow that business to compete more effectively. Our offset printing plate and pressroom chemical product lines are growing and continue to gain market share. We expect 1996 operating results, before the effect of the reserve, to improve as we continue to restructure graphic arts.

      Specialty Papers posted sales of $530 million in 1995, a 15% increase over 1994 due to higher prices. Operating profits improved 14%, following an 8% increase in 1994. Thilmany achieved both greater productivity and a better product mix during the year. These factors, together with strong demand, accounted for the improved earnings in 1995. We expect higher specialty papers sales and earnings in 1996. We are anticipating the growth of Akrosil's silicone-coating business with the start-up of a new coater in 1996.

      The Tissue operations of Carter Holt Harvey added $265 million to segment sales in 1995 and accounted for 10% of segment operating profit. In January 1995, Carter Holt Harvey purchased the Australian tissue operations of Bowater plc. In 1996, Carter Holt Harvey will integrate these operations with its operations in New Zealand.

      Nonwovens sales increased 8% to $265 million in 1995, as Veratec successfully started up a second spunbond line in Toronto, Canada. However, business results were adversely affected by lower profits in the diskette liner business and by costs associated with the commercialization of InterSpun, a unique fabric-enhancing process. We expect Veratec results to improve in 1996, as additional spunbond capacity comes onstream in Mexico and as InterSpun sales grow.

      The combined sales of our Chemicals and Petroleum businesses were $445 million in 1995, 14% higher than 1994. Chemicals sales increased 21%, while earnings were flat. European demand was strong for specialty chemicals and we acquired an ink resins manufacturer in France. Higher prices had a favorable impact on margins in both the U.S. and European markets. However, these gains were offset by higher environmental-related costs. We expect better results in 1996 as demand for specialty chemicals continues to grow worldwide. Petroleum sales and profits declined in 1995 due to lower production at a major field and lower gas prices. In 1996, petroleum sales and earnings are expected to improve as we increase production of reserves developed in 1995.

- --------------------------------------------------------------------------------
            [Specialty Products Net Sales Chart--Appendix A No. 24]

            [Specialty Products Net Sales Chart--Appendix A No. 24]
- --------------------------------------------------------------------------------

                              SPECIALTY PRODUCTS
                                      34

- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 83]

With a range of complementary products and its palette of decorative finishes, France's Polyrey is the ideal partner for the interior design of both offices and homes.
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 84]

Our specialty papers division makes the paper for the glassine window in this envelope.
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 85]

Our inks and adhesives resin business grew this year in Europe with the acquisition of a plant in France.
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 86]

Our imaging business is positioning for growth in changing printing markets.
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 87]

Nonwoven liners are an important component in computer diskettes--and an important product for our Veratec division.
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 88]

Carter Holt Harvey's tissue business has a large product range--stretching from diapers to paper towels.
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 89]

In New Zealand and Australia, many parents put "nappies" from Carter Holt Harvey on their children.
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 90]

Doors made from CraftMaster door facings can inspire beautiful rooms and are the choice for homeowners and professional contractors.
- --------------------------------------------------------------------------------

                              SPECIALTY PRODUCTS
                                      35

Forest Products

- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 91]

Carter Holt Harvey owns and manages approximately 800,000 acres of radiata pine plantation forest in New Zealand.
- --------------------------------------------------------------------------------

                             REVIEW OF OPERATIONS

International Paper is a leader in the management of forestlands. From creating new ways to renew and harvest our forestlands to developing low-cost and improved substitutes for traditional wood products, we are committed to utilizing our natural resources in a manner that is responsible environmentally and economically.

- --------------------------------------------------------------------------------
               [Forest Products Sales Chart--Appendix A No. 25]
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 92]

Our foresters harvest unopened, ripe pine cones from superior trees which yield seeds that are sowed in nurseries and eventually used for replanting.
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 93]

Our wood products business produces lumber, plywood, hardboard siding and oriented strand board.
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 94]

2.1 billion dollars in forest products sales
- --------------------------------------------------------------------------------

Whether we are improving logging operations on our forestlands or processing lumber in our sawmills, the continued vitality of our forestlands is paramount. That's not just good environmental policy--it is also good common sense: our future depends on the continuing availability of abundant, renewable resources.

FORESTLANDS

At International Paper, we take our stewardship responsibilities very seriously. We strive to strike a balance between the public's need for forest products and the well-being of the forest environment. In the U.S., we have developed advanced land management techniques that enable us to harvest trees while providing for watershed protection, wildlife habitat preservation and recreational opportunities. In 1995, we completed a decade-long soil survey of all our forestlands. This information is the cornerstone of our decisions about harvesting, replanting and other silvicultural treatments. We also introduced the Geographical Information System, a computer-based program that includes detailed data about our forestlands, promoting efficient, integrated and long-term management of our forests at the field-office level.

                                FOREST PRODUCTS

      Forest regeneration is a critical part of our operations. We grew 200 million seedlings in our nurseries during 1995, of which 50 million were planted on 90,000 acres of our land and the balance was donated or sold to public and private landowners. In addition, our new Sustainable Forest Technologies business promotes reforestation in the southern U.S.

      Conservation is also an important aspect of our operations. We recently worked with The Conservation Fund and the State of North Carolina to preserve 6,000 acres of wetlands near Lake Waccamaw. The land will become part of North Carolina's park system, forever preserved in its natural state.

      International Paper has entered into a landmark environmental and research partnership with the National Audubon Society designed to evaluate forest management practices and means of assuring habitat protection in sensitive forested ecosystems. Specifically, the study on Company land will focus on the ecology of migratory birds, amphibians and reptiles. Additional partners in this joint research include the U.S. Forest Service Center for Forested Wetlands, the National Council of the Paper Industry for Air and Stream Improvement, the South Carolina Department of Natural Resources and three major universities: Clemson, North Carolina State and the University of Georgia Savannah River Ecology Lab.

      With more than 800,000 acres of renewable radiata pine forests, Carter Holt Harvey gives us access to export markets throughout the Pacific Rim, where rapid economic growth is fueling a construction boom. Carter Holt Harvey also has a 30% stake in COPEC, one of the largest industrial companies in Chile. COPEC's principal business, Arauco, owns about one million acres of radiata pine forests in South America.

- --------------------------------------------------------------------------------
                                  FORESTLANDS

The mountains of New York's Adirondack region, the valleys of East Texas and the rolling terrain of New Zealand have one thing in common: each is home to forestlands owned or managed by International Paper. We control approximately six million acres in the U.S. mainly through IP Timberlands, Ltd., and we have an interest in 800,000 acres in New Zealand owned by Carter Holt Harvey. These operations serve global markets for lumber and fiber and supply raw materials for our papermaking, packaging and specialty products businesses worldwide.
- --------------------------------------------------------------------------------
       [Forestlands Sales to Geographic Areas Chart--Appendix A No. 26]
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 95]

International Paper developed fast-growing SuperTree pine seedlings to renew harvested tracts of land.
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 96]

Radiata pine harvests on Carter Holt Harvey's plantations in New Zealand will increase by 80% over the next 15 years.
- --------------------------------------------------------------------------------

WOOD PRODUCTS

We continue to improve the cost position of our wood products business through improved log recovery and enhanced productivity. Quality improvement processes at the

                                FOREST PRODUCTS

Gurdon, Ark., and Whelen Springs, Ark., facilities have produced average annual savings of $2 million over the past six years.

      Our structural panels business is increasing production of lower-cost oriented strand board. Our new, 350-million-square-feet/year oriented strand board mill in Jefferson, Texas, will more than double our capacity in 1996.

      As New Zealand's largest lumber producer, Carter Holt Harvey is enjoying good demand. A portion of its lumber, plywood and wood composite panels are sold through its own building materials outlets, including Carters, the nation's second largest building materials merchandiser. Exports, primarily to Australia and Japan, account for almost half of its sales. The 1995 acquisition of Bowater plc's sawmilling and plywood businesses strengthens Carter Holt Harvey in Australia. The company also established an office in Bangkok for sales of wood products, as well as a joint venture in Thailand to build timber-processing plants.

- --------------------------------------------------------------------------------
                                 WOOD PRODUCTS

Where do trees from our forestlands go after they are harvested? Many of the lumber, plywood, hardboard siding, medium-density fiberboard and oriented strand board products used by residential and commercial builders throughout
North America, Europe and the Pacific Rim are produced by International Paper and Carter Holt Harvey from wood harvested from our forestlands.
- --------------------------------------------------------------------------------
      [Wood Products Sales to Geographic Areas Chart--Appendix A No. 27]
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 97]

Our Madison, N.H., wood products plant uses eastern white pine to produce high-quality paneling products and moldings.
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 98]

Our structural panels business is more than doubling production of oriented strand board in response to consumer demand.
- --------------------------------------------------------------------------------
                        [Photograph--Appendix B No. 99]

Construction of our new oriented strand board plant in Jefferson, Texas, is complete, and commercial production began in the first quarter of 1996.
- --------------------------------------------------------------------------------

                                FOREST PRODUCTS

FOREST PRODUCTS FINANCIAL REVIEW

Forest Products sales totaled $2.1 billion in 1995, up 22% from $1.7 billion in 1994 and 1993. Carter Holt Harvey added $578 million to 1995 sales. Despite a significant contribution from Carter Holt Harvey in 1995, overall operating profit of the Forest Products segment declined to $388 million from $418 million in 1994 and $488 million in 1993. The decline between 1995 and 1994 was due to lower wood products earnings in the U.S. Both forestland and wood products operating profits were lower in 1995 compared with 1993.

      Forestland revenues increased 33% to $695 million in 1995 and operating profits increased 26%. However, before Carter Holt Harvey's contribution, 1995 sales declined 10% and profits were flat versus 1994 and 23% below 1993 levels.

      In the U.S., 1995 stumpage sales were 17% above 1994 as strong demand by pulp and paper mills early in the year pushed harvest volumes higher. Average stumpage prices declined 5% year-over-year. Sales of sawlogs declined 21% in 1995 due to sluggish lumber markets and weak export demand. Sales of nonstrategic land were considerably below 1994 and 1993 levels.

      Market conditions and results varied from region to region. In the South, low customer inventories and poor logging conditions led to strong stumpage sales early in the year. Together with an increase in pulpwood sales, this led to a 23% increase in harvest volumes in 1995. Southern stumpage prices averaged 2% above 1994, although softening occurred as the year progressed. In the West, harvests were 7% below 1994 levels, and average prices were 3% lower. Soft lumber markets kept domestic stumpage prices down, while a weak Japanese economy led to a soft export market. And in the Northeast, average prices rose 11% in 1995, reflecting good demand by Canadian mills and a sales mix weighted toward high-margin sawlogs.

      In January 1996, a subsidiary partnership of IP Timberlands, Ltd. announced its intention to sell partnership interests representing more than 80% of its equity. This partnership owns approximately 300,000 acres of forestlands located in Oregon and Washington, making up all of IP Timberlands' western holdings and the source of approximately one-third of the Company's stumpage sales in 1995 and 1994. The capitalized value of the partnership will be almost $1.0 billion. We project that harvest volumes for our remaining U.S. forest operations will decline 10% in 1996. The year began with mills holding high inventories in the face of soft paper markets. January 1996 sawlog prices in the South were 9% below the prior year, while in the Northeast, they were slightly higher. We expect some further softening in timber markets until paper and wood products markets regain strength. Radiata log demand will remain steady.

      Wood Products sales increased 18% in 1995 to $1.4 billion, while operating profit declined 55%. U.S. sales decreased 12% to $1.0 billion and were 4% less than 1993 sales. U.S. operating profit was approximately one-third the amount earned in 1994 and 1993. Lumber prices and volumes were lower in 1995 due to soft demand and competition from Canadian imports. Panel prices also trended lower as the year progressed. Also, high wood costs continued to put pressure on earnings. Productivity improvements, including a 2% increase in lumber yield, and higher sales of medium-density overlay partially offset lower lumber sales.

      We believe that building activity will improve by midyear, driving stronger performance by our wood products operations. Wood costs are projected to be lower than in 1995. While panel prices will likely soften further until new capacity is absorbed, the Company's new oriented strand board plant in Jefferson, Texas, one of the industry's lowest cost producers, will add to sales and earnings in 1996. In addition, projects at several of our plants will improve our productivity.

- --------------------------------------------------------------------------------
             [Forest Products Net Sales Chart--Appendix A No. 28]

          [Forest Products Operating Profit Chart--Appendix A No. 28]
- --------------------------------------------------------------------------------

                                FOREST PRODUCTS
                                      40

- --------------------------------------------------------------------------------
                       [Photograph--Appendix B No. 100]

In New Zealand, radiata pine plantations have twice the productivity of softwood grown in the southern U.S.
- --------------------------------------------------------------------------------
                       [Photograph--Appendix B No. 101]

In the United States, International Paper is a leading producer of southern yellow pine lumber.
- --------------------------------------------------------------------------------
                       [Photograph--Appendix B No. 102]

We strive to foster habitats for all types of wildlife and protect the natural treasures in our care.
- --------------------------------------------------------------------------------
                       [Photograph--Appendix B No. 103]

Plywood is used in a number of applications including pallets and bins as well as construction.
- --------------------------------------------------------------------------------
                                 WOOD PRODUCTS
                           1995 WORLDWIDE PRODUCTION
                                 (in millions)

                Lumber
              (board ft.)    Plywood*    OSB*      MDF*
              -----------    --------    ----      ----
U.S.               879         593       268       128
Europe                                              17
New Zealand        365          15                  32
                 -----         ---       ---       ---
Total            1,244         608       268       177

*sq. ft., 3/8" basis

New Zealand's Carter Holt Harvey production is for the 12 months ended
December 31, 1995. International Paper owns just over 50% of Carter Holt Harvey.

- --------------------------------------------------------------------------------
                       [Photograph--Appendix B No. 104]

Medium-density fiberboard is used for kitchen cabinets and ready-to-assemble furniture.
- --------------------------------------------------------------------------------
                       [Photograph--Appendix B No. 105]

Loblolly pine grows on most of the four million acres of forestland we control in the southern U.S.
- --------------------------------------------------------------------------------
                       [Photograph--Appendix B No. 106]

Landscape timbers, produced as a by-product of plywood manufacturing, are used by homeowners in landscaping projects.
- --------------------------------------------------------------------------------

                                FOREST PRODUCTS
                                      41

Environment, Health and Safety

- --------------------------------------------------------------------------------
                       [Photograph--Appendix B No. 107]

In 1995, our Mobile, Ala., mill created a six-acre wetland and wildlife preserve, working with The Conservation Fund's Freshwater Institute.
- --------------------------------------------------------------------------------

ENVIRONMENT, HEALTH & SAFETY

We strive for continuous improvement in the safety of our workers and the impact of our operations on the environment. In 1995 we again made significant progress in preventing work-related injuries, protecting air and water quality and reducing the amount of solid waste going to landfills.

      For the last several years, we have met our objective to achieve an annual 15% reduction in overall work-related injuries. We have also asked our employees worldwide to aim for our new goal--to have no work-related injuries in our facilities. As an indication of our commitment, International Paper now has more facilities accepted into OSHA's Voluntary Protection Program than any other company.

      We are particularly proud of our forest management program. It is among the most comprehensive programs in the industry--meeting or exceeding industry standards in all categories. Our Company assumed a leadership role in drafting the American Forest and Paper Association's Sustainable Forestry Principles. In 1996, the principles will become effective.

      Last year we invested more than $100 million to meet or exceed air, water and solid waste disposal standards. By the end of 1996, we will have reduced the amount of solid waste we send to landfills by more than 50% compared with a 1992 baseline. In 1988, as a voluntary participant in the
U.S. Environmental Protection Agency's Industrial Toxics      Project, we
committed to a 50% reduction in certain chemical emissions by 1995. We met that goal four years early, and by the end of last year, we had achieved a more than 80% reduction. By the end of 1996, all 13 of the International Paper bleached mills in the U.S. and Europe will have converted to elemental chlorine-free bleaching technology.

      Our commitment to safety and the environment begins at the highest levels of our Company. Our executive management has set specific goals that are monitored by the Environment, Health and Technology Committee of our Board of Directors.

      The industry continues to make major progress in achieving its goal of 50% recovery of all paper products by the year 2000. In the last four years, International Paper has invested in facilities to recycle more than one million tons of waste paper per year.

      We publish an annual environment, health and safety report that details our performance and provides the data by which we measure our improvement. See page 72 of this report for information on how to obtain a copy.

- --------------------------------------------------------------------------------
                [Total Incidence Rate Chart--Appendix A No. 29]

            [Lost Workday Incidence Rate Chart--Appendix A No. 30]

       [Solid Waste at 24 Manufacturing Sites Chart--Appendix A No. 31]

     [Industrial Toxics Project (33/50 Program) Chart--Appendix A No. 32]
- --------------------------------------------------------------------------------

                        ENVIRONMENT, HEALTH AND SAFETY
                                      43

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

Record net sales of $19.8 billion in 1995, an increase of 32% over last year, reflected very strong market conditions, especially early in the year. Of the increase, $1.4 billion or 28% reflects the consolidation of Carter Holt Harvey beginning in May 1995. Both strong demand and the Company's continuing strategy to grow in international markets resulted in export and international sales of $7.1 billion in 1995, about one-third of consolidated net sales. Excluding Carter Holt Harvey, such sales totaled $5.7 billion, up from $4.5 billion in 1994 and $4.0 billion in 1993.

      Net income for the year totaled $1.2 billion or $4.50 per share, substantially greater than the 1994 figure of $357 million or $1.43 per share ($422 million or $1.69 per share before an accounting change) and $289 million or $1.17 per share in 1993 ($314 million or $1.27 per share before the revaluation of deferred income taxes). The 1995 results reflected substantially higher operating profit for our printing papers and packaging segments. Strong demand in 1995 had a positive impact on sales prices for most of the Company's products, particularly business papers, pulp and containerboard. However, demand slipped in the latter part of 1995 in response to a slowdown in world economies and inventory reductions by customers.

      In early 1996, we have experienced continuing weakness in the markets for our major product lines, as customers continue to reduce inventories. We view this weakness as temporary, until inventory levels come down. If strong economic growth resumes, demand should rebound.

- --------------------------------------------------------------------------------
                     [Net Sales Chart--Appendix A No. 33]
- --------------------------------------------------------------------------------

MERGER WITH FEDERAL PAPER BOARD

In November 1995, International Paper and Federal Paper Board, a diversified forest and paper products company with sales of $1.9 billion in 1995, announced that they had agreed to merge. In January 1996, the U.S. Department of Justice cleared the way for the proposed merger. The transaction, which is valued at approximately $3.5 billion including assumption of debt, is expected to close late in the first quarter of 1996. See the discussion of the merger in Note 6 to the consolidated financial statements on page 58.

CASH FLOW FROM OPERATIONS

Cash flow from operations improved substantially to $2.2 billion in 1995 from $1.2 billion in 1994 and $928 million in 1993. The increase was primarily the result of significantly higher earnings. Depreciation and amortization expense, excluding depletion, also increased to $1.0 billion in 1995 from $885 million in 1994 ($923 million before the change in accounting for start-up costs) and $898 million in 1993. Deferred income taxes were $146 million, with the increase over 1994 primarily resulting from the use of certain tax credits in 1995.

INVESTMENT ACTIVITIES

Capital spending was $1.5 billion in 1995 (including $90 million for Carter Holt Harvey), up from $1.1 billion in 1994 and $954 million in 1993. The primary emphasis for capital investment continues to be improving productivity, cost reduction and strategic expansions. Spending in 1995 included completion of an uncoated papers machine at the Riverdale mill in Selma, Ala., and a recycled linerboard machine in Mansfield, La.; construction of an oriented strand board plant in Jefferson, Texas, and a spunbond nonwovens plant in Mexico; and the rebuilding of a packaging board machine in Poland. The Company has budgeted capital spending of approximately $1.4 billion in 1996. Major projects will include the conversion of a paper machine from uncoated to coated freesheet at the Androscoggin mill in Jay, Me., and construction of a molded door facings facility in Ireland and a container plant in the United Kingdom.

                               FINANCIAL REVIEW

CAPITAL SPENDING BY SEGMENT
In millions for the years
ended December 31              1995    1994    1993
                               ----    ----    ----
Printing Papers               $  375  $  447   $429
Packaging                        531     205    181
Distribution                      18      16     13
Specialty Products               251     270    155
Forest Products                  271     135    145
                              ------  ------   ----
Subtotal                       1,446   1,073    923
Corporate                         72      41     31
                              ------  ------   ----
Total                         $1,518  $1,114   $954
                              ======  ======   ====

      In late April 1995, the Company acquired approximately 26% of the outstanding shares of Carter Holt Harvey, bringing International Paper's ownership of the New Zealand-based forest and paper products company to just over 50%. The Carter Holt Harvey share purchases were financed with borrowings totaling $1.1 billion. The Company's financial statements reflect the consolidation of Carter Holt Harvey effective May 1, 1995. Prior to May, the equity accounting method was used to account for the investment. International Paper's initial investment in Carter Holt Harvey of 16% was made in 1991 and was followed by an additional 8% investment in 1994.

      The Company also acquired the following in 1995: in January, the assets of paper distributors Seaman-Patrick Paper Company and Carpenter Paper Company, by issuing approximately 1 million (adjusted for the two-for-one stock split) shares of common stock; in September, Micarta, the high-pressure laminates business of Westinghouse; and in October, the inks and adhesives resin business of DSM located in France.

      In 1994, in addition to the investment in Carter Holt Harvey discussed above, the Company acquired additional stock of Zanders Feinpapiere AG and completed a merger with Kirk Paper Corporation, a California-based paper distributor. In 1993, the Company made several small acquisitions in its distribution and specialty products businesses.

- --------------------------------------------------------------------------------
             [Cash Flow from Operations Chart--Appendix A No. 34]
- --------------------------------------------------------------------------------

FINANCING ACTIVITIES

In November 1995, the Company issued $750 million of five-year debentures, and a non-U.S. subsidiary of the Company issued $300 million of U.S. dollar-denominated notes that mature in 7 and 20 years, respectively. In July, International Paper Capital Trust, a wholly owned subsidiary of the Company, issued $450 million of preferred securities that are convertible into International Paper common stock. Also in July, $200 million of 5 3/4% convertible debentures were called by the Company and converted into approximately 5.8 million shares of International Paper common stock. In each of the years 1994 and 1993, the Company issued $600 million of long-term debt with maturities ranging from 10 to 30 years. The proceeds of all of the transactions described above were used primarily to reduce short-term borrowings, to secure favorable long-term interest rates and for general corporate purposes.

      In July, our Board of Directors authorized a two-for-one stock split, which was effective in September 1995, and a 19% increase in the common stock dividend, raising the quarterly per share rate from $.21 to $.25. Dividend payments were $237 million in 1995, $210 million in 1994 and $208 million in 1993.

CAPITAL RESOURCES OUTLOOK FOR 1996

The Company's balance sheet supports an investment-grade debt rating, allowing ready access to financial markets. The debt-to-capital ratio was 39% in 1995 compared with 41% in 1994 and 39% in 1993. The Company anticipates that cash flow from operations, supplemented as necessary by short- or long-term borrowings, will be adequate to fund its capital spending, working capital and dividend requirements during 1996.

      We anticipate that our merger with Federal Paper Board will close in March 1996. At such time, International Paper will issue shares of common stock with a market value

                               FINANCIAL REVIEW
of approximately $1.4 billion and $1.3 billion of debt. Also, about $800 million of Federal's long-term debt will be assumed.

      Also, IP Timberlands, Ltd., of which International Paper is the majority owner, presently expects a subsidiary partnership that owns approximately 300,000 acres of forestlands located in Oregon and Washington to complete a sale of certain of its equity interests. In addition to this sale, the partnership will borrow additional amounts. Proceeds of the sale and borrowings will be used by the partnership principally to retire $750 million of its present indebtedness. The partnership expects to have a capitalized value of almost $1.0 billion.

- --------------------------------------------------------------------------------
               [Debt to Capital Ratio Chart--Appendix A No. 35]
- --------------------------------------------------------------------------------

OTHER FINANCIAL STATEMENT ITEMS

Net interest expense totaled $493 million in 1995, increasing from $349 million in 1994 and $310 million in 1993. The consolidation of Carter Holt Harvey accounted for about one- third of the increase in net interest expense in 1995. The balance of the increase was the result of higher average borrowing levels during 1995, largely due to short-term debt used to acquire the additional shares of Carter Holt Harvey.

      The consolidation of Carter Holt Harvey increased components of costs and expenses in amounts ranging from 13% to 72%. This was also the primary reason for the increases in forestlands, goodwill and the related accumulated amortization, long-term debt and minority interest on the Company's consolidated balance sheet. Such consolidation also contributed about 60% of the increase in net property, plant and equipment, and to a lesser extent, to the increases in working capital components.

      In 1994, investments included primarily Scitex and Carter Holt Harvey. In 1995, investments included primarily Scitex and Carter Holt Harvey's investment in COPEC.

      The effective tax rate was 35.5% of pre-tax income in 1995, 33% in 1994 and 40% in 1993 (35% before the revaluation of deferred taxes to reflect the increase in the federal tax rate). We do not expect any significant change in the effective tax rate for 1996. During 1994 and 1993, the Company recognized tax benefits of $33 million and $55 million, respectively, related to losses at certain non-U.S. locations. No net additional tax benefits were recognized in 1995. We expect that these tax benefits will be realized.

ACCOUNTING CHANGE

Effective January 1, 1994, International Paper changed its method of accounting for start-up costs to expense them as incurred. Our policy prior to 1994 had been to capitalize start-up costs on major projects and amortize them over a five-year period. The accounting change resulted in a one-time after-tax charge of $75 million or $.30 per share. However, it also increased 1994 earnings by $10 million or $.04 per share for a net reduction in 1994 earnings of $65 million or $.26 per share.

RECENT ACCOUNTING PRONOUNCEMENTS

In 1995, the Financial Accounting Standards Board issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS No. 121). The statement requires that such assets be reviewed for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable and that such assets be reported at the lower of their carrying amount or fair value. The Company will adopt the provisions of the statement in the first quarter of 1996 and estimates that adoption will result in a pre-tax charge to earnings of about $80 million. Also in 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," was issued. This statement, effective for fiscal years beginning after December 15, 1995, requires disclosure of

                               FINANCIAL REVIEW
                                      46
the pro forma impact on net earnings and earnings per share of the compensation cost that would have been recognized if the fair value of the Company's stock-based awards were recorded in the income statement. The Company will adopt the disclosure provisions in 1996.

LEGAL AND ENVIRONMENTAL ISSUES

Environmental capital expenditures totaled $108 million in 1995, $95 million in 1994 and $100 million in 1993. By the end of 1996, International Paper will have successfully converted all 13 of its U.S. and European bleached mills to elemental chlorine-free technology.

      In 1993, the EPA released its "Cluster Rule" proposal to coordinate and integrate the requirements for air emissions and water discharges for the pulp and paper industry. The rules were to be effective three years after their final promulgation. Separately, the EPA has now promulgated regulations implementing the Great Lakes Initiative (GLI) covering water quality and permitting implementation procedures in states bordering the Great Lakes.
Future spending will be heavily influenced by the final Cluster Rule and, in the case of the GLI, by how the individual Great Lakes states implement the program. In 1994, the Company estimated future capital spending to comply with the Cluster Rule and GLI to be between $700 million and $1.5 billion, depending upon the methods allowed by the final regulations to meet requirements. While there have been ongoing discussions with the EPA concerning these rules, there have as yet been no publicly announced changes to the proposed Cluster Rule, and thus these estimates remain valid at this time. Nevertheless, there is reason to expect that proposed changes will soon be announced that will permit the downward adjustment of these estimates. It is also expected that implementation will occur over a longer time frame than the three years in the current proposal. In 1994, we estimated that annual operating costs, excluding depreciation and the cost of capital, would increase between $60 million and $120 million when the proposed regulations were fully implemented. This estimate will also be adjusted to the extent that the EPA makes moderating changes.

      The Company paid fines and penalties related to environmental issues of $630,000, $960,000 and $400,000 for the years 1995, 1994 and 1993, respectively. Reviews are in progress by federal and state environmental agencies at certain facilities to determine the Company's compliance with environmental laws and regulations. Currently, the U.S. Attorney's Office for the Southern District of Mississippi and EPA Region IV are investigating Arizona Chemical Company, a wholly owned subsidiary of the Company, through a federal grand jury. Arizona Chemical has been informed that it is a subject of the investigation, which is centered on environmental issues at its facilities in Gulfport and Picayune, Miss. Arizona Chemical is cooperating with the investigation, but we are unable at this time to predict the outcome of that investigation. However, we would not expect fines from this or any other environmental investigation now under way to have a material adverse effect on the Company's future financial condition or results of operations.

      International Paper is also a party to a number of other environmental remediation actions under various federal and states laws, including the Comprehensive Environmental Response, Compensation and Liability Act. Related costs are recorded in the financial statements when probable and reasonably estimable. Completion of these actions is not expected to have a material adverse effect on the Company's future financial condition or results of operations.

      Further details with respect to these cases can be found in the Company's quarterly

                               FINANCIAL REVIEW
reports on Form 10-Q and annual report on Form 10-K filed with the Securities and Exchange Commission. Copies can be obtained as indicated on page 72 of this report.

      For a discussion of legal issues, see Note 10 to the consolidated financial statements on page 60, and Item 3 (Legal Proceedings) of the annual report on Form 10-K. While any proceeding or litigation has the element of uncertainty, the Company believes that the outcome of any lawsuit or claim that is pending or threatened, or all of them combined, will not have a material adverse effect on its consolidated financial position or results of operations.

SUBSEQUENT EVENT

On February 13, 1996, the Board of Directors approved a series of actions that will require a pre-tax charge in the first quarter of 1996 of about $500 million ($350 million after taxes or $1.35 per share). These actions are forecast to generate pre-tax savings of $70 million ($.17 per share) during 1996 and $100 million ($.25 per share) by 1997.

      The charge includes $340 million for the write-off and impairment of certain assets (about $80 million of which resulted from the application of SFAS No. 121, as discussed on page 46). In addition, the charge consists of cash costs of $115 million for severance and $45 million for exit costs, including the cancellation of leases. Approximately half of the charge is associated with the imaging products business.

EFFECTS OF INFLATION

General inflation has had minimal impact on International Paper's operating results in the last three years. Sales prices and volumes are more strongly influenced by supply-and-demand factors in specific markets and by exchange rate fluctuations than by inflationary factors.

FINANCIAL REVIEW BY SEGMENT

Management's Discussion and Analysis of results of operations by industry segment is set forth on pages 10 (Printing Papers), 18 (Packaging), 24 (Distribution), 34 (Specialty Products) and 40 (Forest Products), and is incorporated herein by reference.

                               FINANCIAL REVIEW
                                      48

             FINANCIAL INFORMATION BY GEOGRAPHIC AREA

NET SALES
- ---------------------------------------------------------------
In millions                        1995        1994        1993
                               --------    --------    --------
United States(1)               $ 14,610    $ 11,965    $ 11,085
Europe                            3,791       2,958       2,586
Pacific Rim(3)                    1,571         195         176
Other                               188         159         164
Less: Intergeographic Sales        (363)       (311)       (326)
                               --------    --------    --------
Net Sales                      $ 19,797    $ 14,966    $ 13,685
                               ========    ========    ========

ASSETS
- ---------------------------------------------------------------
In millions                        1995        1994        1993
                               --------    --------    --------
United States                  $ 12,033    $ 11,237    $ 10,999
Europe                            4,252       3,818       3,512
Pacific Rim(3)                    4,334         129         143
Other                               192         145         118
Equity Investments                1,291         967         559
Corporate                         1,875       1,540       1,300
                               --------    --------    --------
Assets                          $23,977     $17,836     $16,631
                               ========    ========    ========

EUROPEAN SALES BY INDUSTRY SEGMENT
- ---------------------------------------------------------------
In millions                        1995        1994        1993
                               --------    --------    --------
Printing Papers                $  1,664    $  1,231    $  1,016
Packaging                           756         559         513
Distribution                        378         318         284
Specialty Products                  960         819         746
Forest Products                      33          31          27
                               --------    --------    --------
European Sales                 $  3,791    $  2,958    $  2,586
                               ========    ========    ========


OPERATING PROFIT
- ---------------------------------------------------------------
In millions                        1995        1994        1993
                               --------    --------    --------
United States                  $  2,062    $    955    $    876
Europe(2)                           251          97         (23)
Pacific Rim(3)                      216          15          14
Other                                 6           6           8
                               --------    --------    --------


Operating Profit               $  2,535    $  1,073    $    875
                               ========    ========    ========

(1) Export sales to unaffiliated customers (in millions) were $1,500 in 1995, $1,200 in 1994 and $1,100 in 1993.

(2) Includes amounts, net of goodwill amortization, for Aussedat Rey, Ilford, Zanders, the Horsell graphic arts businesses, the Rhone Valley Packaging business, Scaldia Papier BV and Kwidzyn from the dates of acquisition.

(3) Includes the results of Carter Holt Harvey from May 1, 1995 (in millions): sales of $1,368, operating profit of $206 and assets of $4,196.


EUROPE

European sales of $3.8 billion in 1995 were $800 million or 28% above 1994 sales after increasing 14% in 1994. Operating profit advanced to $251 million, about two-and-a-half times the $97 million earned in 1994. Our European businesses lost $23 million in 1993.

In printing papers, strong demand during the first half of 1995 resulted in a 55% gain in pulp prices and 35% improvement in paper prices. Packaging operations continued to perform well and our specialty businesses showed improvement, especially the chemicals division.

As in the United States, demand weakened in the fourth quarter of 1995 with product prices continuing to fall during the first quarter of 1996. Given moderate economic growth in 1996, printing papers markets in France and Germany should stabilize, although the first half of 1996 is expected to be slow while customers reduce inventories.

PACIFIC RIM

Carter Holt Harvey accounts for most of International Paper's activities in the Pacific Rim. In late April 1995, International Paper increased its ownership of Carter Holt Harvey from 24% to just over 50%. Its results were consolidated with International Paper's beginning in May 1995. During the eight-month period ended December 31, 1995, its sales were $1.4 billion, its operating profit was $206 million, and at year-end, its assets included in the Pacific Rim were $4.2 billion.

Carter Holt Harvey is a New Zealand-based integrated forest and paper products company with substantial assets in Chile. It owns approximately 800,000 acres of forestlands in New Zealand and its Chilean affiliate owns about one million acres of radiata pine forests.

Carter Holt Harvey, which uses a March 31 year-end, reported net income for its nine-month period ended December 31, 1995 (unaudited) about 15% higher than comparable 1994 results. This reflected higher earnings from its pulp, paper and tissue operations offset by some declines, most notably in its wood products business.


Carter Holt Harvey was also impacted by weakening demand in the fourth quarter. Economic growth in New Zealand is expected to slow to an annual pace of about 2% by the end of March 1996 compared with 6% early in 1995. While there are signs of improved demand in New Zealand, pricing pressure remains.

A breakdown of Carter Holt Harvey's sales by industry segment, as they relate to International Paper, is included on page 50.


                               FINANCIAL REVIEW
                                      49

            FINANCIAL INFORMATION BY INDUSTRY SEGMENT

NET SALES
- ----------------------------------------------------------------
In millions                         1995        1994        1993
                                --------    --------    --------
Printing Papers                 $  6,175    $  4,400    $  3,905
Packaging                          4,420       3,375       3,095
Distribution                       5,025       3,470       3,140
Specialty Products                 3,300       2,590       2,460
Forest Products                    2,100       1,715       1,700
Less: Intersegment Sales          (1,223)       (584)       (615)
                                --------    --------    --------
Net Sales                       $ 19,797    $ 14,966    $ 13,685
                                ========    ========    ========


OPERATING PROFIT
- ----------------------------------------------------------------
In millions                         1995        1994        1993
                                --------    --------    --------
Printing Papers                 $  1,093    $     20    $   (122)
Packaging                            741         293         188
Distribution                         106          74          58
Specialty Products                   207         268         263
Forest Products                      388         418         488
                                --------    --------    --------
Operating Profit                   2,535       1,073         875
  Interest Expense, net             (493)       (349)       (310)
  Corporate Items, net               (14)         (9)        (27)
                                --------    --------    --------
Earnings Before Income Taxes,
  Minority Interest and
  Cumulative Effect of
  Accounting Change             $  2,028    $    715    $    538
                                ========    ========    ========

ASSETS
- ----------------------------------------------------------------
In millions                         1995        1994        1993
                                --------    --------    --------

Printing Papers                 $  7,121    $  6,706    $  6,466
Packaging                          4,150       3,098       3,011
Distribution                       1,454       1,210       1,085
Specialty Products                 3,639       2,782       2,607
Forest Products                    4,447       1,533       1,603
Equity Investments                 1,291         967         559
Corporate(1)                       1,875       1,540       1,300
                                --------    --------    --------
Assets                          $ 23,977    $ 17,836    $ 16,631
                                ========    ========    ========



DEPRECIATION, DEPLETION AND AMORTIZATION
- ----------------------------------------------------------------
In millions                         1995        1994        1993
                                --------    --------    --------
Printing Papers                 $    475    $    443    $    414
Packaging                            246         192         213
Distribution                          35          29          28
Specialty Products                   199         161         180
Forest Products                      150          96          93
Corporate                              6           5          10
                                --------    --------    --------
Depreciation, Depletion
  and Amortization                 1,111         926         938
Less: Depletion(2)                   (80)        (41)        (40)
                                --------    --------    --------

Depreciation and Amortization   $  1,031    $    885    $    898
                                ========    ========    ========


(1) Corporate assets are principally cash and temporary investments, investments, deferred taxes and other assets that are not identifiable with industry segments.

(2) Included in Forest Products.


CARTER HOLT HARVEY SALES

International Paper's financial statements reflect the consolidation of Carter Holt Harvey effective May 1, 1995. The table below shows the contribution of eight months of its sales to each of International Paper's industry segments in 1995 (Carter Holt Harvey's tissue business is included in Specialty Products):

1995 NET SALES
- ----------------------------------------------------------------
                           International Carter Holt    Consoli-
In millions                        Paper      Harvey       dated
                                --------    --------    --------
Printing Papers                 $  5,970    $    205    $  6,175
Packaging                          4,060         360       4,420

Distribution                       4,947          78       5,025
Specialty Products                 2,890         410       3,300
Forest Products                    1,522         578       2,100
Less: Intersegment Sales            (960)       (263)     (1,223)
                                --------    --------    --------
Net Sales                       $ 18,429    $  1,368    $ 19,797
                                ========    ========    ========





                               FINANCIAL REVIEW
                                      50

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

The Board of Directors monitors management's administration of the Company's financial and accounting policies and practices, and the preparation of these financial statements. The Audit Committee, which consists of five nonemployee directors, meets regularly with representatives of management, the independent public accountants and the internal Auditor to review their activities. The Audit Committee recommends that the shareholders approve the appointment of the independent public accountants to conduct the annual audit.

The independent public accountants and the internal Auditor both have free access to the Audit Committee and meet regularly with the Audit Committee, with and without management representatives in attendance.

      /s/ Marianne M. Parrs

      Marianne M. Parrs
      Senior Vice President and Chief Financial Officer

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of International Paper Company:

We have audited the accompanying consolidated balance sheets of International Paper Company (a New York corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of earnings, common shareholders' equity and cash flows for each of the three years ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Paper Company and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years ended December 31, 1995 in conformity with generally accepted accounting principles.

As explained in Note 18 to the financial statements, effective January 1, 1994, the Company changed its method of accounting for start-up costs.



      /s/ Arthur Anderson LLP

      New York, N.Y.
      February 13, 1996


                              INTERNATIONAL PAPER
                                      51

                      CONSOLIDATED STATEMENT OF EARNINGS

In millions, except per share amounts,
for the years ended December 31                  1995       1994       1993
                                                 ----       ----       ----

NET SALES                                      $19,797    $14,966    $13,685
                                               -------    -------    -------
COSTS AND EXPENSES
   Cost of products sold                        13,896     11,092     10,153
   Selling and administrative expenses           1,381      1,082        999
   Depreciation and amortization                 1,031        885        898
   Distribution expenses                           794        692        634
   Taxes other than payroll and income taxes       174        151        153
                                               -------    -------    -------
TOTAL COSTS AND EXPENSES                        17,276     13,902     12,837
                                               -------    -------    -------
EARNINGS BEFORE INTEREST, INCOME TAXES,
MINORITY INTEREST AND CUMULATIVE EFFECT
OF ACCOUNTING CHANGE                             2,521      1,064        848
   Interest expense, net                           493        349        310
                                               -------    -------    -------
EARNINGS BEFORE INCOME TAXES, MINORITY
INTEREST AND CUMULATIVE EFFECT OF
ACCOUNTING CHANGE                                2,028        715        538
   Provision for income taxes                      719        236        213
   Minority interest expense, net of taxes         156         47         36
                                               -------    -------    -------
EARNINGS BEFORE CUMULATIVE EFFECT
OF ACCOUNTING CHANGE                             1,153        432        289
   Cumulative effect of change in accounting
     for start-up costs (less tax benefit
     of $50)--Note 18                                         (75)
                                               -------    -------    -------
NET EARNINGS                                   $ 1,153    $   357    $   289
                                               =======    =======    =======
EARNINGS PER COMMON SHARE
   Earnings before cumulative effect of
     accounting change                         $  4.50    $  1.73    $  1.17
   Cumulative effect of change in
     accounting for start-up costs--Note 18                  (.30)
                                               -------    -------    -------
EARNINGS PER COMMON SHARE                      $  4.50    $  1.43    $  1.17
                                               =======    =======    =======


  The accompanying notes are an integral part of these financial statements.


                               FINANCIAL REVIEW
                                      52

                          CONSOLIDATED BALANCE SHEET


In millions at December 31                            1995         1994
                                                      ----         ----
ASSETS
Current Assets
   Cash and temporary investments, at cost, which
      approximates market                            $   312      $   270
   Accounts and notes receivable, less allowances
      of $101 in 1995 and $97 in 1994                  2,571        2,241
   Inventories                                         2,784        2,075
   Other current assets                                  206          244
                                                     -------      -------
Total Current Assets                                   5,873        4,830
                                                     -------      -------
Plants, Properties and Equipment, Net                 10,997        9,139
Forestlands                                            2,803          802
Investments                                            1,420        1,032
Goodwill                                               1,355          763
Deferred Charges and Other Assets                      1,529        1,270
                                                     -------      -------
TOTAL ASSETS                                         $23,977      $17,836
                                                     =======      =======
LIABILITIES AND COMMON SHAREHOLDERS' EQUITY
Current Liabilities
   Notes payable and current maturities of
      long-term debt                                 $ 2,283      $ 2,083
   Accounts payable                                    1,464        1,204
   Accrued liabilities                                 1,116          747
                                                     -------      -------
Total Current Liabilities                              4,863        4,034
                                                     -------      -------
Long-Term Debt                                         5,946        4,464
Deferred Income Taxes                                  1,974        1,612
Other Liabilities                                        980          870
Minority Interest                                      1,967          342
International Paper-Obligated Mandatorily
   Redeemable Preferred Securities of Trust
   Holding Solely International Paper
   Subordinated Debentures--Note 7                       450
Commitments and Contingent Liabilities--Note 10
Common Shareholders' Equity
   Common stock, $1 par value, issued at
      December 31, 1995--263.3 shares,
      1994--256.5 shares                                 263          256
   Paid-in capital                                     1,963        1,658
   Retained earnings                                   5,627        4,711
                                                     -------      -------
                                                       7,853        6,625
   Less: Common stock held in treasury, at cost,
      1995--2.3 shares, 1994--4.7 shares                  56          111
                                                     -------      -------

Total Common Shareholders' Equity                      7,797        6,514
                                                     -------      -------
TOTAL LIABILITIES AND COMMON SHAREHOLDERS' EQUITY    $23,977      $17,836
                                                     =======      =======


  The accompanying notes are an integral part of these financial statements.




                               FINANCIAL REVIEW
                                      53

                     CONSOLIDATED STATEMENT OF CASH FLOWS

In millions for the years ended December 31           1995      1994      1993
                                                      ----      ----      ----
OPERATING ACTIVITIES
   Net earnings                                     $ 1,153  $   357   $   289
   Cumulative effect of accounting change                         75
   Noncash items
      Depreciation and amortization                   1,031      885       898
      Deferred income taxes                             146       42        54
      Other, net                                        (92)     (34)      (75)
   Changes in current assets and liabilities
      Accounts and notes receivable                      45     (339)       78
      Inventories                                      (320)       8       (93)
      Accounts payable and accrued liabilities          289      252      (220)
      Other                                              (4)      (3)       (3)
                                                     ------   ------    ------
CASH PROVIDED BY OPERATIONS                           2,248    1,243       928
                                                     ------   ------    ------
INVESTMENT ACTIVITIES
   Invested in capital projects                      (1,518)  (1,114)     (954)
   Acquisitions and investments, net of cash
      acquired                                       (1,168)    (357)      (44)
   Consolidation of equity investment                   241
   Other                                               (111)     (39)      (71)
                                                     ------   ------    ------
CASH USED FOR INVESTMENT ACTIVITIES                  (2,556)  (1,510)   (1,069)
                                                     ------   ------    ------
FINANCING ACTIVITIES
   Issuance of common stock                              66       67        60
   Issuance of preferred securities by subsidiary       450
   Sale of limited partnership interests                                   165
   Issuance of debt                                   1,055    1,059       727
   Reduction of debt                                   (950)    (275)     (467)
   Change in bank overdrafts                             57     (115)      (52)
   Dividends paid                                      (237)    (210)     (208)
   Other                                               (100)    (235)      (62)
                                                     ------   ------    ------
CASH PROVIDED BY FINANCING ACTIVITIES                   341      291       163
                                                     ------   ------    ------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                   9        4        (5)
                                                     ------   ------    ------
CHANGE IN CASH AND TEMPORARY INVESTMENTS                 42       28        17

CASH AND TEMPORARY INVESTMENTS
   Beginning of the year                                270      242       225
                                                     ------   ------    ------
   End of the year                                   $  312   $  270    $  242
                                                     ======   ======    ======

  The accompanying notes are an integral part of these financial statements.

                               FINANCIAL REVIEW

             CONSOLIDATED STATEMENT OF COMMON SHAREHOLDERS' EQUITY

                                                    Common Stock Issued                            Treasury Stock           Total
                                                    -------------------                            --------------          Common
                                                                           Paid-In     Retained                      Shareholders'
In millions, except share amounts in thousands       Shares     Amount    Capital(1)   Earnings    Shares    Amount        Equity
                                                     ------     ------    ----------   --------    ------    ------  ------------
Balance, January 1, 1993                             253,986     $254       $1,665      $4,472      8,662     $202       $6,189
   Issuance of stock for acquisition                                             2                   (234)      (5)           7
   Issuance of stock for various plans                   588                    38                 (1,630)     (38)          76
   Cash dividends--Common stock ($.84 per share)                                          (208)                            (208)
   Foreign currency translation (less tax
      benefit of $14)                                                         (128)                                        (128)
   Net earnings                                                                            289                              289
                                                     -------     ----       ------      ------      -----     ----       ------
Balance, December 31, 1993                           254,574      254        1,577       4,553      6,798      159        6,225
   Issuance of stock for merger                        1,638        2           14          11                               27
   Issuance of stock for various plans                   276                    30                 (2,100)     (48)          78
   Cash dividends--Common stock ($.84 per share)                                          (210)                            (210)
   Foreign currency translation (less tax
      benefit of $70)                                                           37                                           37
   Net earnings                                                                            357                              357
                                                     -------     ----       ------      ------      -----     ----       ------
Balance, December 31, 1994                           256,488      256        1,658       4,711      4,698      111        6,514
   Issuance of stock for acquisitions                    988        1           37                                           38
   Issuance of stock for various plans                                          27                 (2,445)     (55)          82
   Conversion of subordinated debentures               5,785        6          199                                          205
   Cash dividends--Common stock ($.92 per share)                                          (237)                            (237)
   Foreign currency translation (less tax
      benefit of $66)                                                           42                                           42
   Net earnings                                                                          1,153                            1,153
                                                     -------     ----       ------      ------      -----     ----       ------
BALANCE, DECEMBER 31, 1995                           263,261     $263       $1,963      $5,627      2,253     $ 56       $7,797
                                                     =======     ====       ======      ======      =====     ====       ======

(1) The cumulative foreign currency translation adjustment (in millions) was $(201), $(243) and $(280) at December 31, 1995, 1994 and 1993,
    respectively.


  The accompanying notes are an integral part of these financial statements.


                               FINANCIAL REVIEW
                                      55

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The consolidated financial statements include the accounts of International Paper Company and its subsidiaries (the Company). Minority interest represents minority shareholders' proportionate share of the equity in several of the Company's consolidated subsidiaries, primarily Carter Holt Harvey Limited, IP Timberlands, Ltd. (IPT), Zanders Feinpapiere AG, Georgetown Equipment Leasing Associates, L.P. and Trout Creek Equipment Leasing, L.P. All significant intercompany balances and transactions are eliminated. Investments in affiliated companies owned 20% to 50%, and the Company's investment in Scitex Corporation Ltd. where the Company has the ability to exercise significant influence, are accounted for by the equity method. The Company's share of affiliates' earnings is included in the consolidated statement of earnings. The results of Carter Holt Harvey are consolidated on a one-month-lag basis due to the availability of financial information.

Temporary Investments

Temporary investments with an original maturity of three months or less are treated as cash equivalents and are stated at cost.

Inventories

Inventory values include all costs directly associated with manufacturing products: materials, labor and manufacturing overhead. These values are presented at cost or market, if it is lower. In the United States, costs of raw materials and finished pulp and paper products are generally determined using the last-in, first-out method. Other inventories are primarily stated using the first-in, first-out or average cost method.

Plants, Properties and Equipment

Plants, properties and equipment are stated at cost, less accumulated depreciation. For financial reporting purposes, the Company uses the units-of-production method for depreciating its major pulp and paper mills and certain wood products facilities and the straight-line method for other plants and equipment. Annual straight-line depreciation rates are: buildings, 2-1/2% to 8-1/2%, and machinery and equipment, 5% to 33%. For tax purposes, depreciation is computed utilizing accelerated methods.

Interest costs for the development of certain long-term assets are capitalized and amortized over the related assets' estimated useful lives. The Company capitalized net interest costs of $58 million in 1995, $18 million in 1994 and $12 million in 1993. Interest payments made during 1995, 1994 and 1993 were $603 million, $369 million and $372 million, respectively. Total interest expense was $542 million in 1995, $371 million in 1994 and $335 million in 1993.

Forestlands


The Company, which currently owns 84% and 100% of IPT's Class A and Class B Units, respectively, controlled approximately 6.0 million acres of forestlands in the United States and, through its ownership of Carter Holt Harvey, approximately 800,000 acres of forestlands in New Zealand at December 31, 1995. Forestlands are stated at cost, less accumulated depletion representing the cost of timber harvested. Forestlands include owned property as well as certain timber harvesting rights with terms of one or more years. Costs attributable to timber are charged against income as trees are cut. The depletion rate charged is determined annually based on the relationship of remaining costs to estimated recoverable volume.

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

Amortization of Intangible Assets

Goodwill, the cost in excess of assigned value of businesses acquired, is amortized for periods of up to 40 years. Accumulated amortization was $235 million and $113 million at December 31, 1995 and 1994, respectively.

Revenue Recognition

The Company recognizes revenues when goods are shipped.

Earnings per Common Share

Earnings per common share were computed on the basis of the following average number of shares outstanding (in millions): 1995-256.5, 1994-249.7 and 1993-246.5. The effect of all dilutive securities is immaterial.

Nature of the Company's Business

The Company is a worldwide producer of paper, packaging and forest products, all complemented by related specialty products and an extensive distribution system, with primary markets and manufacturing operations in the United States, Europe and the Pacific Rim. Substantially all of the


                               FINANCIAL REVIEW
                                      56

Company's businesses have experienced and are likely to continue to experience cycles relating to available industry capacity and general economic conditions. For a further discussion of the Company's business, see pages 44 through 48 of management's discussion and analysis of financial condition and results of operations.

Financial Statements

The preparation of these financial statements in conformity with generally accepted accounting principles requires the use of management's estimates. For a further discussion of significant estimates and assumptions that affect the reported amounts of assets and liabilities and results of operations, and disclosure of contingent assets and liabilities, see the legal and environmental issues section on page 47.

Reclassifications

Certain reclassifications have been made to prior-year amounts to conform with the current-year presentation.

NOTE 2. INDUSTRY SEGMENT INFORMATION

Financial information by industry segment and geographic area for 1995, 1994 and 1993 is presented on pages 45, 49 and 50.

NOTE 3. RECENT ACCOUNTING PRONOUNCEMENTS

In 1995, the Financial Accounting Standards Board issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS No. 121). This statement requires that such assets be reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable and that such assets be reported at the lower of carrying amount or fair value. The Company will adopt the provisions of this statement in the first quarter of 1996 and estimates that adoption will result in a pre-tax charge to earnings of about $80 million.

Also in 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," was issued, which is effective for fiscal years beginning after December 15, 1995. This statement requires footnote disclosure of the pro forma impact on net earnings and earnings per share of the compensation cost that would have been recognized if the fair value of all stock-based awards was recorded in the income statement. The disclosure provisions of this statement will be adopted in 1996.

NOTE 4. MERGERS AND ACQUISITIONS

In late April 1995, the Company acquired approximately 26% of Carter Holt Harvey Limited, a major New Zealand forest and paper products company, through open-market share purchases and an additional acquisition from Brierley Investments Limited (BIL). This acquisition raised the Company's total ownership of it from the 24% previously acquired from BIL (8% purchased in 1994) to just over 50%. The 1995 purchases were financed with borrowings totaling approximately $1.1 billion.

The Company's financial statements reflect the consolidation of Carter Holt Harvey effective May 1, 1995. Prior to this date, the equity accounting method was utilized. As a result of this consolidation, the Company's consolidated cash and temporary investments balance increased by $241 million, representing approximately 74% of Carter Holt Harvey's cash and temporary investments balance as of the acquisition date. This is reflected in the consolidated statement of cash flows as the consolidation of an equity investment. The acquisition of Carter Holt Harvey is presented net of 26% of its cash and temporary investments as of the acquisition date.

In January 1995, the assets of both Seaman-Patrick and Carpenter Paper Companies, two Michigan-based paper distribution companies, were acquired by issuing approximately 988,000 shares of common stock. In September, Micarta, the South Carolina-based high-pressure laminates business of Westinghouse, was acquired. In October, the Company purchased the inks and adhesives resin business of DSM located in Niort, France.

The December 31, 1995 consolidated balance sheet reflects a preliminary allocation of the purchase price for these acquisitions, to be finalized in 1996.

In December 1994, the Company acquired additional stock of Zanders Feinpapiere AG. Also in December, a merger was completed with Kirk Paper Corporation, a California-based paper distribution company. In 1993, the Company made several small acquisitions in its distribution and specialty products businesses.

With the exception of Kirk Paper Corporation, which was accounted for as a pooling-of-interests, all of the 1995, 1994 and 1993 acquisitions were accounted for using the purchase method. The operating results of these mergers and acquisitions have been included in the consolidated statement of earnings from the dates of acquisition.

                           FINANCIAL REVIEW
                                  57

NOTE 5. PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma financial information reflects the combined results of the continuing operations of the Company and the 1995 acquisitions listed in Note 4. The pro forma information is presented as if the transactions occurred as of the beginning of each respective year. The pro forma adjustments are based on available information, preliminary purchase price allocations and certain assumptions that the Company believes are reasonable. There can be no assurance that the assumptions and estimates will be realized. The pro forma information does not purport to represent the Company's actual results of operations if the transactions described above would have occurred at the beginning of the respective years. In addition, the information may not be indicative of future results.


In millions, except per share amounts,
for the years ended December 31 (Unaudited)               1995        1994
                                                          ----        ----

Net Sales                                                $20,599    $16,901
Earnings Before Cumulative Effect of Accounting Change     1,171        434
Net Earnings                                               1,171        359
Earnings Per Common Share Before Cumulative Effect of
   Accounting Change                                        4.57       1.73
Earnings Per Common Share                                   4.57       1.43


NOTE 6. FEDERAL PAPER BOARD MERGER

In the fourth quarter of 1995, International Paper and Federal Paper Board announced that they have agreed to merge. Once the merger is complete, Federal Paper Board, a diversified forest and paper products company, will become a wholly owned subsidiary of International Paper. The transaction, which is valued at approximately $3.5 billion, including assumption of debt, is subject to approval by Federal Paper Board's shareholders. In January 1996, the U.S. Department of Justice cleared the way for the proposed merger and it is expected to close in the first quarter of 1996.

Under the terms of the merger agreement, Federal Paper Board's shareholders will be entitled to receive, at their election, either $55 in cash per share or $55 worth of International Paper common stock per share, subject to the limitation that not more than 1.612 and not less than 1.275 International Paper common shares will be issued for each Federal Paper Board share exchanged for International Paper common stock. The shareholder election to receive cash or International Paper common stock will be subject to adjustment so that, in the aggregate, approximately 49% of the Federal Paper Board shares will be exchanged for cash. The merger is intended to qualify as a tax-free reorganization.

NOTE 7. PREFERRED SECURITIES OF SUBSIDIARY

In the third quarter of 1995, International Paper Capital Trust (the Trust) issued $450 million of International Paper-obligated mandatorily redeemable preferred securities. The Trust is a wholly owned consolidated subsidiary of International Paper and its sole assets are International Paper 5 1/4% convertible subordinated debentures. The obligations of the Trust related to its preferred securities are fully and unconditionally guaranteed by International Paper. These preferred securities are convertible into International Paper common stock. Preferred securities distributions of $10 million were paid in 1995.

NOTE 8. SALE OF LIMITED PARTNERSHIP INTERESTS

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

At December 31, 1995, the Company held aggregate general and limited-partner interests totaling 83.5% in Georgetown Equipment Leasing Associates, L.P. and 81.3% in Trout Creek Equipment Leasing, L.P. The Company also held $315 million and $273 million of borrowings at December 31, 1995 and 1994, respectively, from these partnerships. These funds are being used for general corporate purposes.


                               FINANCIAL REVIEW
                                      58

NOTE 9. INCOME TAXES

The Company uses the liability method required by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," whereby deferred income taxes are recorded based upon differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities must be revalued to reflect new tax rates in the periods rate changes are enacted. Accordingly, the 1993 provision for income taxes included a charge of $25 million ($.10 per share) for deferred tax expense resulting from the enactment of the Omnibus Budget Reconciliation Act of 1993, which raised the U.S. federal income tax rate by 1% effective January 1, 1993.

The components of earnings before income taxes, minority interest and cumulative effect of an accounting change, and the provision for income taxes by taxing jurisdiction were:

In millions                                1995            1994          1993
                                           ----            ----          ----
Earnings (losses)
   U.S.                                  $ 1,565         $   646       $   623
   Non-U.S.                                  463              69           (85)
                                         -------         -------       -------
Earnings before income taxes,
   minority interest and cumulative
   effect of accounting change           $ 2,028         $   715       $   538
                                         =======         =======       =======



In millions                                1995            1994          1993
                                           ----            ----          ----
Current tax provision
   U.S. federal                          $   380         $   148       $   114
   U.S. state and local                       88              10            12
   Non-U.S.                                  105              36            33
                                         -------         -------       -------
                                             573             194           159
                                         =======         =======       =======
Deferred tax provision
   U.S. federal                              141              23            64
   U.S. federal rate change                                                 25
   U.S. state and local                       (6)             24            20
   Non-U.S.                                   11              (5)          (55)
                                         -------         -------       -------
                                             146              42            54
                                         -------         -------       -------
Provision for income taxes               $   719         $   236       $   213
                                         =======         =======       =======


The Company made income tax payments of $413 million, $75 million and $156 million in 1995, 1994 and 1993, respectively.


A reconciliation of income tax expense using the statutory U.S. income tax rate compared with the Company's actual income tax expense follows:

In millions                                1995            1994          1993
                                           ----            ----          ----
Earnings before income taxes,
   minority interest and cumulative
   effect of accounting change           $ 2,028         $   715       $   538
Statutory U.S. income tax rate                35%             35%           35%
                                         -------         -------       -------
Tax expense using statutory
   U.S. income tax rate                      710             250           188
State and local taxes                         53              22            21
Non-U.S. tax rate differences                (46)             (2)           (2)
U.S. federal rate change                                                    25
Minority interest                            (32)            (14)          (11)
Other, net                                    34             (20)           (8)
                                         -------         -------       -------
Provision for income taxes               $   719         $   236       $   213
                                         -------         -------       -------
Effective income tax rate                   35.5%             33%           40%
                                         =======         =======       =======


The net deferred income tax liability as of December 31, 1995 and 1994 includes the following components:

In millions                                                1995          1994
                                                           ----          ----
Current deferred tax asset                               $    86       $   138
Noncurrent deferred tax liability(1)                      (1,796)       (1,462)
                                                         -------       -------
Total                                                    $(1,710)      $(1,324)
                                                         =======       =======

(1) Net of $178 million and $150 million at December 31, 1995 and 1994, respectively, of noncurrent deferred tax assets.


The tax effects of significant temporary differences representing deferred tax assets and liabilities at December 31, 1995 and 1994 were as follows:

In millions                                                1995          1994
                                                           ----          ----
Plants, properties and equipment                         $(1,772)      $(1,634)
Prepaid pension costs                                       (286)         (233)
Forestlands                                                 (245)          (97)
Postretirement benefit accruals                              166           167
Non-U.S. net operating losses                                146           148
Alternative minimum tax credit carryforwards                  43           145
Other                                                        238           180
                                                         -------       -------
Total                                                    $(1,710)      $(1,324)

                                                         =======       =======

The Company's alternative minimum tax credit carryforwards can be carried forward indefinitely. The Company had net operating loss carryforwards applicable to non-U.S. subsidiaries of which $81 million expire in years 1997 through 2002 and $287 million can be carried forward indefinitely.

Deferred taxes are not provided for temporary differences of approximately $501 million, $297 million and $385 million as of December 31, 1995, 1994 and 1993, respectively, representing earnings of non-U.S. subsidiaries that are intended to be permanently reinvested. If these earnings were remitted, the Company believes that U.S. foreign tax credits would eliminate any significant impact on future income tax provisions.



                               FINANCIAL REVIEW

NOTE 10. COMMITMENTS AND CONTINGENT LIABILITIES

The Company leases certain property, machinery and equipment under cancelable and noncancelable lease agreements. At December 31, 1995, total future minimum rental commitments under noncancelable leases were $435 million, due as follows:
1996-$112 million, 1997-$96 million, 1998-$83 million, 1999-$62 million,
2000-$43 million, and thereafter- $39 million. Rent expense was $159 million, $124 million and $92 million for 1995, 1994 and 1993, respectively.

Masonite Corporation, a subsidiary of the Company, and the Company are parties to class action lawsuits in Alabama and Mississippi purporting to represent plaintiffs who purchased Masonite hardboard siding, since 1980 in the Alabama case and with no specific time limits set out in the Mississippi case. The suits allege, among other things, that Masonite hardboard siding is inherently defective and that Masonite knowingly and falsely advertised and sold a defective product. Masonite and the Company plan to vigorously contest the allegations. The Company is also involved in various other inquiries, administrative proceedings and litigation relating to contracts, sales of property, environmental protection, tax, antitrust and other matters, some of which allege substantial monetary damages. While any proceeding or litigation has the element of uncertainty, the Company believes that the outcome of any lawsuit or claim that is pending or threatened, or all of them combined, will not have a material adverse effect on its consolidated financial position or results of operations.

NOTE 11. SUPPLEMENTARY BALANCE SHEET INFORMATION

Inventories by major category were:

In millions at December 31                            1995           1994
                                                    -------        -------
Raw materials                                       $   591        $   365
Finished pulp, paper and packaging products           1,340          1,067
Finished lumber and panel products                      223             77

Operating supplies                                      343            335
Other                                                   287            231
                                                    -------        -------
Inventories                                         $ 2,784        $ 2,075
                                                    =======        =======

The Company uses the last-in, first-out inventory method to value substantially all of its U.S. inventories. Approximately 65% of the Company's total raw materials and finished products inventories were valued using this method. If the first-in, first-out method had been used, it would have increased total inventory balances by approximately $227 million, $194 million and $160 million at December 31, 1995, 1994 and 1993, respectively.

Plants, properties and equipment by major classification were:

In millions at December 31                            1995           1994
                                                    -------        -------
Pulp, paper and packaging facilities
  Mills                                             $13,554        $11,672
  Packaging plants                                    1,508          1,180
Wood products facilities                              1,754          1,296
Other plants, properties and equipment                2,597          2,042
                                                    -------        -------
Gross cost                                           19,413         16,190
Less: Accumulated depreciation                        8,416          7,051
                                                    -------        -------
Plants, properties and equipment, net               $10,997        $ 9,139
                                                    =======        =======

NOTE 12. DEBT AND LINES OF CREDIT

A summary of long-term debt follows:

In millions at December 31                            1995           1994
                                                    -------        -------
8 7/8% to 9.7% notes--due 2000-2004                 $   600        $   400
8 3/8% to 9 1/2% debentures--due 2015-2024              300
7 1/2% to 7 7/8% notes--due 2002-2007                   798            648
6 7/8% to 8 1/8% notes--due 2023-2024                   545            545
6 1/8% notes--due 2003                                  199            199
6.11% debentures--due 1998-2000(1)                      750
5 7/8% Swiss franc debentures--due 2001                  98
5 3/4% convertible subordinated debentures                             199
5 1/8% debentures--due 2012                              81             81
Medium-term notes--due 1996-2009(2)                     516            594
Environmental and industrial development
  bonds--due 1996-2017(3,4)                             916            848
Commercial paper and bank notes(5)                      581            677
Other(6)                                                818            585
                                                    -------        -------
Total(7)                                              6,202          4,776
Less: Current maturities                                256            312
                                                    -------        -------
Long-term debt                                      $ 5,946        $ 4,464

                                                    =======        =======

(1) If retired before maturity, these debentures provide for a penalty, which was not significant at December 31, 1995.

(2) The weighted average interest rate on these notes was 8.4% in 1995 and 8.5% in 1994.

(3) The weighted average interest rate on these bonds was 5.9% in 1995 and 5.7% in 1994.

(4) Includes $323 million of bonds at both December 31, 1995 and 1994, which may be tendered at various dates and/or under certain circumstances.

(5) Includes $393 million in 1995 and $143 million in 1994 of non-U.S. dollar denominated borrowings. The weighted average interest rate was 5.3% in 1995 and 5.7% in 1994.

(6) Includes $96 million in both 1995 and 1994 of French franc borrowings with a weighted average interest rate of 4.9% in 1995 and 4.7% in 1994, and $242 million in 1995 and $227 million in 1994 of German mark borrowings with a weighted average interest rate of 6.7% in both 1995 and 1994.

(7) The fair market value was approximately $6.6 billion and $4.7 billion at December 31, 1995 and 1994, respectively.



                               FINANCIAL REVIEW
                                      60

At December 31, 1995 and 1994, the Company, including a non-U.S. subsidiary, classified $900 million and $1.0 billion, respectively, of tenderable bonds, commercial paper and bank notes as long-term debt. The Company and this subsidiary have the intent and ability to renew or convert these obligations through 1996 and into future periods.

Total maturities of long-term debt over the next five years are: 1996-$256 million, 1997-$235 million, 1998-$456 million, 1999-$396 million and 2000-$ 1.4 billion.

At December 31, 1995, the Company had unused bank lines of credit of approximately $2.4 billion. The lines generally provide for interest at market rates plus a margin based on the Company's current bond rating. The principal line, which is cancelable only if the Company's bond rating drops below investment grade, provides for $750 million of credit through January 2000, and has a facility fee of .10% that is payable quarterly. A non-U.S. subsidiary of the Company also has a $600 million line of credit that supports its U.S. dollar commercial paper program. This line matures in June 2000 and has a facility fee of .1875%, which is payable quarterly.

At December 31, 1995, notes payable classified as current liabilities included $1.8 billion of non-U.S. dollar-denominated debt with a weighted average interest rate of 5.7%.

At December 31, 1995, the Company's total outstanding debt included approximately $2.6 billion of borrowings with interest rates that fluctuate based on market conditions and the Company's credit rating.

In July 1995, the 5 3/4% convertible debentures were called by the Company, and converted into 5.8 million shares of common stock.

NOTE 13. FINANCIAL INSTRUMENTS

The Company has a policy of financing a portion of its investments in overseas operations with borrowings denominated in the same currency as the investment or by entering into foreign exchange contracts in tandem with U.S. borrowings. The purpose of this activity is to provide a hedge against fluctuations in exchange rates.

Non-U.S. dollar-denominated debt totaling $2.8 billion was outstanding at December 31, 1995. Also outstanding were foreign exchange contracts totaling $2.2 billion, all having maturities of less than 360 days, as follows: French francs, $1.1 billion; British pounds, $363 million; Australian dollars, $205 million; Spanish pesetas, $119 million; Italian lira, $102 million; Swiss francs, $98 million; German marks, $69 million; and contracts totaling $191 million in six other currencies. In addition, a non-U.S. subsidiary of the Company had outstanding foreign exchange contracts totaling $264 million that were denominated in U.S. dollars. The average amount of outstanding contracts during 1995 and 1994 was $1.2 billion and $2.1 billion, respectively. Gains and losses from these contracts (including an immaterial gain related to contracts outstanding at December 31, 1995), which are fully offset by gains and losses from the revaluation of the net assets being hedged, are determined monthly based on published currency exchange rates and are recorded as translation adjustments in shareholders' equity.

The Company also utilizes foreign exchange contracts to hedge certain transactions denominated in foreign currencies, primarily export sales and equipment purchased from nonresident vendors. These contracts serve to protect the Company from currency fluctuations between the transaction date and settlement. Gains and losses on these contracts, along with offsetting gains and losses resulting from the revaluations of the underlying transactions, are recognized in earnings based on published currency exchange rates. At December 31, 1995, foreign exchange contracts totaling $457 million, all having maturities of less than 12 months, were outstanding as follows: Australian dollars, $151 million; French francs, $80 million; German marks, $39 million; and contracts totaling $187 million in 13 different currencies. Non-U.S. subsidiaries of the Company also had contracts outstanding of $127 million that were denominated in U.S. dollars. The average amount of outstanding contracts during 1995 and 1994 was $486 million and $170 million, respectively. Net gains and losses related to contracts outstanding at December 31, 1995 and 1994 were not significant.

The Company used interest rate swap agreements to manage the composition of its fixed and floating rate debt portfolio in 1994 and 1993. The agreements involved the exchange of fixed or floating rate interest payments, without changing the underlying principal amounts, related to $600 million and $400 million of long-term debt having maturities ranging from 10 to 30 years issued in 1994 and 1993, respectively.

A non-U.S. subsidiary of the Company uses cross-currency and interest rate swap agreements to manage the composition of its fixed and floating rate debt. Under the cross-currency agreement that matures in April 2002, the subsidiary will receive $150 million and will pay 203 million Australian dollars. Interest is receivable at 7 5/8% and payable at floating rates. Also outstanding were two interest rate

                               FINANCIAL REVIEW
swap agreements under which the subsidiary will receive interest at floating rates and pay interest at fixed rates based on principal amounts of 100 million New Zealand dollars and 100 million Australian dollars, and two agreements under which the subsidiary will receive interest at fixed rates and pay interest at floating rates based on a combined principal amount of $250 million.

The interest payments made or received pursuant to the swap agreements are included in interest expense. The impact on earnings and the Company's net liability under these agreements were not significant.

The Company does not hold or issue financial instruments for trading purposes.

The counterparties to the Company's interest rate and cross-currency swap agreements and foreign exchange contracts consist of a number of major international financial institutions. The Company continually monitors its positions with and the credit quality of these financial institutions and does not expect nonperformance by the counterparties.

NOTE 14. CAPITAL STOCK

The authorized capital stock of the Company at December 31, 1995 and 1994 consisted of 400,000,000 shares of common stock, $1 par value; 400,000 shares of cumulative $4 nonredeemable preferred stock, without par value (stated value of $100 per share); and 8,750,000 shares of serial preferred stock, $1 par value. The serial preferred stock is issuable in one or more series by the Board of Directors without further shareholder action.

In the third quarter of 1995, the Company declared a two-for-one common stock split that was distributed to shareholders of record as of August 18, 1995. All share amounts have been retroactively adjusted for the effect of the common stock split. In addition, the quarterly dividend was raised $.04 to $.25 per common share on a split-adjusted basis.

The Company has stock rights under a Shareholder Rights Plan whereby each share of common stock has one right. Each right entitles shareholders to purchase one common stock share at an exercise price of $77.50. The rights will become exercisable 10 days after anyone acquires or tenders for 20% or more of the Company's common stock. If, thereafter, anyone acquires 30% or more of the common stock, or a 20% or more owner combines with the Company in a reverse merger in which the Company survives and its common stock is not changed, each right will entitle its holder to purchase Company common stock with a value of twice the $77.50 exercise price. If, following an acquisition of 20% or more of the common stock, the Company is acquired in a merger or sells 50% of its assets or earnings power, each right will entitle its holder to purchase stock of the acquiring company with a value of twice the $77.50 exercise price.

NOTE 15. RETIREMENT PLANS

The Company maintains pension plans that provide retirement benefits to substantially all employees. Employees generally are eligible to participate in the plans upon completion of one year of service and attainment of age 21.

The plans provide defined benefits based on years of credited service and either final average earnings (salaried employees), hourly job rates or specified benefit rates (hourly and union employees).

U.S. Defined Benefit Plans

The Company makes contributions that are sufficient to fully fund its actuarially determined costs, generally equal to the minimum amounts required by ERISA.

Net periodic pension income for the Company's qualified and nonqualified defined benefit plans comprised the following:

- --------------------------------------------------------------------------------
In millions                                        1995        1994      1993
                                                   ----        ----      ----
Service cost--benefits earned during the period  $   (39)    $   (54)   $   (43)
Interest cost on projected benefit obligation       (170)       (151)      (143)
Actual return on plan assets                         477           7        291
Net amortization and deferrals                      (193)        275        (18)
                                                 -------     -------    -------
Net periodic pension income                      $    75     $    77    $    87
                                                 =======     =======    =======


The actuarial assumptions used in determining net periodic pension income for the years presented were:

- --------------------------------------------------------------------------------
                                                   1995        1994      1993
                                                   ----        ----      ----
Discount rate                                      8.75%       7.25%     8.0%
Expected long-term return on plan assets           10.0%       10.0%    10.0%
Weighted average rate of increase in
   compensation levels                             4.75%        4.0%     5.0%


The discount rates and the rates of increase in future compensation levels used to determine the projected benefit obligation at December 31, 1995 were 7.25% and 4.25%, respectively, and at December 31, 1994 were 8.75% and 4.75%, respectively.
The following table presents the funded status of the Company's U.S. pension plans and the amounts reflected in the accompanying consolidated balance sheet:

                               FINANCIAL REVIEW
                                      62

- ------------------------------------------------------------------------------
In millions at December 31                              1995          1994
                                                        ----          ----

Actuarial present value of benefit obligations
   Vested benefits                                     $ 2,080      $ 1,649
                                                       -------      -------
   Accumulated benefit obligation                      $ 2,203      $ 1,777
                                                       -------      -------
Projected benefit obligation                           $ 2,376      $ 1,909
Plan assets at fair value                                2,896        2,557
                                                       -------      -------
Plan assets in excess of projected benefit obligation      520          648
Unrecognized net loss (gain)                               170           (6)
Balance of unrecorded transition asset                     (82)        (109)
Other                                                       44           53
                                                       -------      -------
Prepaid pension cost                                   $   652      $   586
                                                       =======      =======


Plan assets are held primarily in master trust accounts and comprise the following:

- ------------------------------------------------------------------------------
In millions at December 31                              1995          1994
                                                        ----          ----
Cash reserves                                          $    45      $   134
Fixed income securities                                  1,003          843
Diversified equities                                     1,192          943
International Paper common stock                           394          392
Real estate                                                113          117
Other                                                      149          128
                                                       -------      -------
Total plan assets                                      $ 2,896      $ 2,557
                                                       =======      =======


Non-U.S. Defined Benefit Plans

Generally, the Company's non-U.S. pension plans are funded using the projected benefit as a target, except in certain countries where funding of benefit plans is not required.

Net periodic pension expense for the Company's non-U.S. pension plans was immaterial for 1995, 1994 and 1993.

The following table presents the funded status of the Company's non-U.S. pension plans and the amounts reflected in the accompanying consolidated balance sheet. Plan assets are made up principally of common stocks and fixed income securities.

- ------------------------------------------------------------------------------
In millions at December 31                              1995          1994
                                                        ----          ----
Actuarial present value of benefit obligations
   Vested benefits                                     $   338      $   276
                                                       -------      -------
   Accumulated benefit obligation                      $   365      $   292
                                                       -------      -------
Projected benefit obligation(1)                        $   446      $   347
Plan assets at fair value                                  477          338
                                                       -------      -------
Plan assets in excess of (less than) projected
   benefit obligation                                       31           (9)
Unrecognized net gain                                      (21)         (16)
Balance of unrecorded transition asset                     (35)         (40)
Other                                                        5            3
                                                       -------      -------
Pension liability                                      $   (20)     $   (62)
                                                       =======      =======

(1) The weighted average discount rate and the weighted average rate of compensation increase used to measure the projected benefit obligation were 6.93% (7.01% in 1994) and 4.65% (4.61% in 1994), respectively.


Other Plans

The Company sponsors several defined contribution plans to provide substantially all U.S. salaried and certain hourly employees of the Company an opportunity to accumulate personal funds for their retirement. Contributions may be made on a before-tax basis to substantially all of these plans.

As determined by the provisions of each plan, the Company matches the employees' basic voluntary contributions. Company matching contributions to the plans were approximately $38 million, $36 million and $38 million for the plan years ending in 1995, 1994 and 1993, respectively. The net assets of these plans approximated $1.6 billion as of the 1995 plan year ends.

NOTE 16. POSTRETIREMENT BENEFITS

The Company provides certain retiree health care and life insurance benefits covering a majority of U.S. salaried and certain hourly employees. Employees are generally eligible for benefits upon retirement and completion of a specified number of years of creditable service. A plan amendment in 1992 limits the maximum annual Company contribution for health care benefits for retirees after January 1, 1992 based on age at retirement and years of service after age 50. The Company does not pre-fund these benefits and has the right to modify or terminate certain of these plans in the future.

The components of postretirement benefit expense in 1995, 1994 and 1993 were as follows:


In millions                                         1995       1994      1993
                                                    ----       ----      ----
Service cost--benefits earned during the period   $     6    $     8    $     8
Interest cost on accumulated postretirement
   benefit obligation                                  26         23         25
Net amortization of plan amendments                   (18)       (16)       (15)
                                                  -------    -------    -------
Net postretirement benefit cost                   $    14    $    15    $    18
                                                  =======    =======    =======


The accumulated postretirement benefit obligation, included in other liabilities in the accompanying consolidated balance sheet, comprises the following components:


In millions at December 31                              1995          1994
                                                        ----          ----
Retirees                                               $   250      $   223
Fully eligible active plan participants                     17           15
Other active plan participants                              76           63
                                                       -------      -------
Total accumulated postretirement benefit obligation        343          301
Unrecognized net loss                                      (57)         (26)
Unrecognized effect of plan amendments                      78           96
                                                       -------      -------
Accrued postretirement benefit obligation              $   364      $   371
                                                       =======      =======


                               FINANCIAL REVIEW

Future benefit costs were estimated assuming medical costs would increase at a 10.25% annual rate, decreasing to a 5% annual growth rate ratably over the next eight years and then remaining at a 5% annual growth rate thereafter. A 1% increase in this annual trend rate would have increased the accumulated postretirement benefit obligation at December 31, 1995 by $23 million, with an immaterial effect on 1995 postretirement benefit expense. The weighted average discount rate used to estimate the accumulated postretirement benefit obligation at December 31, 1995 was 7.25% compared with 8.75% at December 31, 1994.

NOTE 17. INCENTIVE PLANS

The Company has a Long-Term Incentive Compensation Plan that includes a Restricted Performance Share Plan, a Stock Option Plan and an Executive Continuity Award Plan, administered by a committee of nonemployee members of the Board of Directors who are not eligible for awards. The plan allows stock appreciation rights to be awarded either separately or in combination with other awards, although none were awarded in 1995, 1994 or 1993.

Under the Restricted Performance Share Plan, contingent awards of Company common stock are granted by the committee. Awards are earned if the Company's financial performance over a five-year period meets or exceeds that of other forest products companies using standards determined by the committee. In 1994 and 1993, 266,000 shares and 304,000 shares, respectively, were earned. The awards for 1995 have not yet been determined.

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

The following summarizes stock option transactions under stock option plans for the three years ended December 31, 1995:


                                           Shares            Option Price
                                           ------            ------------
Balance at 1/1/93(1)                     6,447,618         $  6.965-39.000
   Granted                               1,883,800           29.688-34.625
   Exercised                              (850,392)           6.965-32.000
                                        ----------         ---------------
Balance at 12/31/93(1)                   7,481,026            6.965-39.000
   Granted                               2,706,540           32.313-39.813
   Exercised                            (1,790,698)           6.965-37.000
                                        ----------         ---------------
Balance at 12/31/94(1)                   8,396,868            6.965-39.813
   Granted                               3,196,311           35.125-45.375
   Exercised                            (2,331,066)           6.965-41.625
                                        ----------         ---------------
Balance at 12/31/95(1)                   9,262,113         $  6.965-45.375
                                        ==========         ===============

(1) All options are exercisable under the plan upon grant; however, the underlying shares cannot be sold or are otherwise restricted for various periods.

The Executive Continuity Award Plan provides for the granting of tandem awards of restricted stock and/or nonqualified stock options to key executives. Grants are restricted and awards conditioned on attainment of specified age and years of service requirements. Exercise of the options results in the cancellation of the related restricted shares.

In 1995, 1994 and 1993, restricted shares of 20,000, 64,000 and 64,000, respectively, were awarded under this plan. In 1995, 120,000 options were exercised at an exercise price of $24.188. At December 31, 1995, 2,220,000 options at exercise prices ranging from $24.125 to $42.938 were outstanding under the Executive Continuity Award Plan. The options expire at various dates through 2008.


At December 31, 1995 and 1994, a total of 10.8 million shares and 14.2 million shares, respectively, were available for grant under incentive plans.

Provisions for awards under the Long-Term Incentive Compensation Plan and all other incentive plans amounted to $47 million, $37 million and $31 million in 1995, 1994 and 1993, respectively. The provisions include charges for recently acquired companies, and adjustments of prior-year awards due to changes in the market price of Company stock and final determination of Restricted Performance Share Plan awards.
                               FINANCIAL REVIEW

NOTE 18. START-UP COSTS

Effective January 1, 1994, the Company changed its method of accounting for start-up costs on major projects to expense these costs as incurred. Prior to 1994, the Company capitalized these costs and amortized them over a five-year period. This change was made to increase the focus on controlling costs associated with facility start-ups.

The Company restated 1994 first-quarter results to record a pre-tax charge of $125 million ($75 million after taxes or $.30 per share) as the cumulative effect of an accounting change. This change also decreased 1994 total costs and expenses by $17 million ($10 million after taxes or $.04 per share). On a pro forma basis, this change would have had no impact on 1993.

NOTE 19. SUBSEQUENT EVENTS

On January 19, 1996, a subsidiary partnership of IPT filed a registration statement in anticipation of a possible public offering. The offering would consist of limited partnership units representing more than 80% of the equity in the subsidiary partnership, which owns approximately 300,000 acres of forestlands located in Oregon and Washington. In conjunction with the units offering, the subsidiary partnership would also place $350 million in senior debt securities. If this public offering is completed, the net proceeds from the units offering and debt placement would approximate $800 million. However, several alternatives are being pursued for the sale of these partnership interests.

On February 13, 1996, the Company's Board of Directors authorized management actions that will result in the shut-down of certain plants, consolidation of certain operations and job eliminations. Accordingly, a pre-tax charge of about $500 million ($350 million after taxes or $1.35 per share) will be recorded in the first quarter of 1996. The charge consists of asset write-offs and impairments ($340 million, including $80 million from adopting SFAS No. 121 as described in Note 3), severance ($115 million) and lease cancellation and other exit costs ($45 million). The management actions will result in the reduction of 2,100 jobs, primarily in the U.S. and Europe.

                               FINANCIAL REVIEW
                                      65

                         ELEVEN-YEAR FINANCIAL SUMMARY

Dollar amounts in millions, except
per share amounts and stock prices             1995       1994         1993
                                               ----       ----         ----
RESULTS OF OPERATIONS
   Net sales                                $19,797    $14,966      $13,685
   Costs and expenses, excluding interest    17,276     13,902       12,837
   Earnings before income taxes, minority
      interest, extraordinary item and
      cumulative effect of accounting
      changes                                 2,028        715(1)       538
   Minority interest expense, net of taxes      156         47           36
   Extraordinary item
   Cumulative effect of accounting changes                 (75)
   Net earnings                               1,153        357(1)       289(2)
   Earnings applicable to common shares       1,153        357(1)       289(2)
                                            -------    -------      -------

FINANCIAL POSITION
   Working capital                          $ 1,010    $   796      $   472
   Plants, properties and equipment, net     10,997      9,139        8,872
   Forestlands                                2,803        802          786
   Total assets                              23,977     17,836       16,631
   Long-term debt                             5,946      4,464        3,601
   Common shareholders' equity                7,797      6,514        6,225
                                            -------    -------      -------

PER SHARE OF COMMON STOCK(7)
   Earnings before extraordinary item
      and cumulative effect of
      accounting changes                    $  4.50    $  1.73(1)   $  1.17(2)
   Extraordinary item
   Cumulative effect of accounting changes                (.30)
   Earnings                                    4.50       1.43(1)      1.17(2)
   Cash dividends                               .92        .84          .84
   Common shareholders' equity                29.87      25.87        25.12
                                            -------    -------      -------

COMMON STOCK PRICES(7)
   High                                      45 3/4     40 1/4       35
   Low                                       34 1/8     30 3/8       28 3/8
   Year-end                                  37 7/8     37 3/4       33 7/8
                                            -------    -------      -------

FINANCIAL RATIOS
   Current ratio                                1.2        1.2          1.1
   Total debt to capital ratio                 38.5       41.2         38.5
   Return on equity                            16.1        5.6(1,8)     4.7(2,8)
   Return on capital employed                   9.2        4.1(1,8)     4.0(2,8)
                                            -------    -------      -------

CAPITAL EXPENDITURES                        $ 1,518    $ 1,114      $   954

                                            -------    -------      -------
NUMBER OF EMPLOYEES                          81,500(9)  70,000       72,500
                                            =======    =======      =======


FINANCIAL GLOSSARY

Current ratio--current assets divided by current liabilities.

Total debt to capital ratio--long-term debt plus notes payable and current maturities of long-term debt divided by long-term debt, notes payable and current maturities of long-term debt, deferred income taxes, minority interest, other liabilities, preferred securities and total common shareholders' equity.

Return on equity--net earnings divided by average common shareholders' equity (computed monthly).

Return on capital employed--net earnings plus after-tax interest expense, provision for deferred income taxes and minority interest expense divided by an average of total assets minus accounts payable and accrued liabilities.






                               FINANCIAL REVIEW
                                      66


Dollar amounts in millions, except
per share amounts and stock prices             1992          1991        1990       1989     1988     1987     1986     1985
                                               ----          ----        ----       ----     ----     ----     ----     ----
RESULTS OF OPERATIONS
   Net sales                                $13,598       $12,703     $12,960    $11,378  $ 9,587  $ 7,800  $ 5,540  $ 4,530
   Costs and expenses, excluding interest    13,125(3)     11,695(4)   11,695(5)   9,739    8,199    6,930    5,010    4,373
   Earnings before income taxes, minority
      interest, extraordinary item and
      cumulative effect of accounting
      changes                                   226(3)        693(4)      988(5)   1,434    1,223      703      474      165
   Minority interest expense, net of taxes       15            42          33         26       22       21       20        6
   Extraordinary item                            (6)
   Cumulative effect of accounting changes      (50)         (215)
   Net earnings                                  86(3)        184(4)      569(5)     864      754      407      305      133
   Earnings applicable to common shares          86(3)        184(4)      569(5)     845      733      387      284      107
                                            -------       -------     -------    -------  -------  -------  -------  -------

FINANCIAL POSITION
   Working capital                          $  (165)(6)   $   404     $   784    $   366  $   781  $   657  $   296  $   350
   Plants, properties and equipment, net      8,884         7,848       7,287      6,238    5,456    5,125    4,788    3,725
   Forestlands                                  759           743         751        764      772      780      783      741
   Total assets                              16,516        14,941      13,669     11,582    9,462    8,710    7,848    6,039
   Long-term debt                             3,096         3,351       3,096      2,324    1,853    1,937    1,764    1,191
   Common shareholders' equity                6,189         5,739       5,632      5,147    4,557    4,052    3,664    3,195
                                            -------       -------     -------    -------  -------  -------  -------  -------

PER SHARE OF COMMON STOCK(7)
   Earnings before extraordinary item
      and cumulative effect of
      accounting changes                    $   .58(3)    $  1.80(4)  $  2.61(5) $  3.86  $  3.28  $  1.84  $  1.45  $   .54
   Extraordinary item                          (.02)
   Cumulative effect of accounting changes     (.21)         (.97)
   Earnings                                     .35(3)        .83(4)     2.61(5)    3.86     3.28     1.84     1.45      .54
   Cash dividends                               .84           .84         .84        .77      .64      .60      .60      .60
   Common shareholders' equity                25.23         25.52       25.67      23.67    20.57    18.18    17.52    16.67
                                            -------       -------     -------    -------  -------  -------  -------  -------

COMMON STOCK PRICES(7)
   High                                      39 1/4        39 1/8      29 7/8     29 3/8   24 3/4   28 7/8   20       14 1/2
   Low                                       29 1/4        25 1/4      21 3/8     22 5/8   18 1/4   13 1/2   12 1/8   11 1/8
   Year-end                                  33 3/8        35 3/8      26 3/4     28 1/4   23 1/4   21 1/8   18 3/4   12 3/4
                                            -------       -------     -------    -------  -------  -------  -------  -------

FINANCIAL RATIOS
   Current ratio                                .96(6)        1.1         1.2        1.1      1.5      1.4      1.2      1.5
   Total debt to capital ratio                 38.0          39.1        36.1       33.9     25.8     31.6     31.2     24.1
   Return on equity                             1.4(3)(8)     3.2(4)     10.5(5)    17.8     17.0     10.0      8.3      3.3
   Return on capital employed                   1.2(3)(8)     3.7(4)      7.5(5)    12.3     13.6      9.9      7.8      2.7
                                            -------       -------     -------    -------  -------  -------  -------  -------

CAPITAL EXPENDITURES                        $ 1,368       $ 1,197     $ 1,267    $   887  $   645  $   603  $   576  $   794
                                            -------       -------     -------    -------  -------  -------  -------  -------
NUMBER OF EMPLOYEES                          73,000        70,500      69,000     63,500   55,500   45,500   44,000   32,000
                                            =======       =======     =======    =======  =======  =======  =======  =======

(1) Includes $17 million ($10 million after taxes or $.04 per share) of additional earnings related to the change in accounting for start-up costs.

(2) Includes $25 million ($.10 per share) of additional income tax expense to revalue deferred tax balances to reflect the increase in the U.S. statutory federal income tax rate.

(3) Includes restructuring and other charges totaling $398 million ($263 million after taxes or $1.08 per share).

(4) Includes a $60 million pre-tax restructuring charge ($37 million after taxes or $.17 per share) and additional expenses related to the adoption of SFAS No. 106 of $25 million ($16 million after taxes or $.07 per share).

(5) Includes a $212 million pre-tax restructuring charge ($137 million after taxes or $.63 per share).

(6) Reflects increase in short-term versus long-term borrowings due to favorable interest rates.

(7) Per share data and common stock prices have been adjusted to reflect two-for-one stock splits in September 1995 and May 1987.

(8) Return on equity was 6.7% and return on capital employed was 4.9% in 1994 before the accounting change. Return on equity was 5.1% and return on capital employed was 4.0% in 1993 before the additional income tax expense. Return on equity was 6.3% and return on capital employed was 4.5% in 1992 before the accounting change, extraordinary item, and restructuring and other charges.

(9) Acquisitions during 1995, primarily Carter Holt Harvey, added 12,500 employees.

                               FINANCIAL REVIEW
                                      67

                     INTERIM FINANCIAL RESULTS (UNAUDITED)


                                                Quarter
In millions, except per share  ---------------------------------------
amounts and stock prices       First     Second      Third      Fourth    Year
                               -----     ------      -----      ------    ----
1995
Net Sales                     $ 4,492    $ 5,084    $ 5,145    $ 5,076  $19,797
Gross Margin(1)                 1,268      1,552      1,579      1,502    5,901
Earnings Before Income Taxes
   and Minority Interest          406        554        591        477    2,028
Net Earnings                      246        316        328        263    1,153

Per Share of Common Stock(3)
   Earnings                   $   .97    $  1.25    $  1.27    $  1.01  $  4.50
   Dividends                      .21        .21        .25        .25      .92

Common Stock Prices(3)
   High                        39 7/8     43 3/8     45 3/4     42       45 3/4
   Low                         35 1/8     36         40 1/4     34 1/8   34 1/8

1994
Net Sales                     $ 3,414    $ 3,633    $ 3,792    $ 4,127  $14,966
Gross Margin(1)                   863(2)     931(2)     984(2)   1,096    3,874
Earnings Before Income
   Taxes, Minority Interest
   and Cumulative Effect of
   Accounting Change              134(2)     153(2)     184(2)     244      715
Earnings Before Cumulative
   Effect of Accounting Change     76(2)      91(2)     111(2)     154      432
Cumulative Effect of
   Accounting Change              (75)                                      (75)
Net Earnings                        1(2)      91(2)     111(2)     154      357

Per Share of Common Stock(3)
   Earnings Before Cumulative
      Effect of Accounting
      Change                  $   .31(2) $   .36(2) $   .45(2) $   .61  $  1.73
   Cumulative Effect of
      Accounting Change          (.30)                                     (.30)
   Earnings                       .01(2)     .36(2)     .45(2)     .61     1.43
   Dividends                      .21        .21        .21        .21      .84

Common Stock Prices(3)
   High                        39         36 1/2     40 1/4     40 1/4   40 1/4
   Low                         33 5/8     30 3/8     33 1/4     34       30 3/8


(1) Gross margin represents net sales less cost of products sold.

(2) Amounts have been restated to reflect the change in accounting for start-up costs. The additional earnings in each quarter are as follows: first quarter, $7 million ($4 million after taxes or $.02 per share); second quarter, $6 million ($4 million after taxes or $.01 per share); and third quarter, $4 million ($2 million after taxes or $.01 per share).

(3) Per share amounts and common stock prices adjusted for the two-for-one stock split in September 1995.

                               FINANCIAL REVIEW
                                      68

                                  APPENDIX A

INTERNATIONAL PAPER
EXPLANATION OF CHARTS IN ANNUAL REPORT                                 3/28/96

1--NET SALES (PAGE 1)
Bar charts of NET SALES for the years 1993 through 1995, in billions of dollars. Data points as follows:
                             1993    1994     1995
                             ----    ----     ----
                             13.7    15.0     19.8

2--NET EARNINGS (PAGE 1)
Bar chart of NET EARNINGS for the years 1993 through 1995, in millions of dollars. Charts contain color keys for the years 1993 through 1994 to highlight the following unusual or nonrecurring items: In 1993, Adjustment of deferred tax balances to reflect the federal tax rate change. In 1994, change in accounting for start-up costs. Data ponts as follows:
                                              1993    1994     1995
                                              ----    ----     ----
NET EARNINGS BEFORE UNUSUAL ITEMS              314     422    1,153
Change in accounting for start-up costs                (65)
Adjustment of deferred tax balances            (25)
                                               ---     ---    -----
NET EARNINGS                                   289     357    1,153

3--EARNINGS PER SHARE (PAGE 1)
Bar chart of EARNINGS PER SHARE for the years 1993 through 1995, in dollars. Charts contain color keys for the years 1993 through 1994 to highlight the following unusual or nonrecurring items: In 1993, Adjustment of deferred tax balances to reflect the federal tax rate change. In 1994, change in accounting for start-up costs. Data points as follows:
                                             1993    1994     1995
                                             ----    ----     ----
EARNINGS PER SHARE BEFORE
     UNUSUAL ITEMS                           1.27    1.69     4.50
Change in accounting for start-up costs             (0.26)
Adjustment of deferred tax balances         (0.10)
                                            -----   -----     ----
EARNINGS PER SHARE                           1.17    1.43     4.50

4--RETURN ON EQUITY (PAGE 1)
Bar chart of RETURN ON EQUITY for the years 1993 through 1995, in percent. Charts contain color keys for the years 1993 through 1994 to highlight the following unusual or nonrecurring items: In 1993, Adjustment of deferred tax balances to reflect the federal tax rate change; In 1994, change in accounting for start-up costs. Data points as follows:
                                            1993    1994     1995
                                            ----    ----     ----
RETURN ON EQUITY BEFORE
     UNUSUAL ITEMS                           5.1     6.7     16.1
Change in accounting for start-up costs             (1.1)
Adjustment of deferred tax balances         (0.4)
                                            ----    ----     ----
RETURN ON EQUITY                             4.7     5.6     16.1

5, 6, 7, 8--PIE CHARTS
Above each pie chart is a title indicating what the chart illustrates. Each pie's slice is a different color, and has a dotted line next to it leading to the name of the business the pie slice represents, and the related percentage.

PAGE     DESCRIPTION                             PERCENT
- ----     -----------                             -------
5        Printing Papers Sales
             Business Papers                         54%
             Coated Papers                           28%
             Pulp                                    18%

6        Business Papers Sales to Geographic Areas
              U.S.                                   71%
              International                          29%

7        Coated Papers Sales to Geographic Areas
              U.S.                                   43%
              International                          57%

8        Pulp Sales to Geographic Areas
              U.S.                                   31%
              International                          69%

9--PRINTING PAPERS-NET SALES AND OPERATING PROFIT (PAGE 10)
Bar chart of NET SALES and OPERATING PROFIT for the segment for the years 1993 through 1995, in millions of dollars. NET SALES chart contains color keys to show breakdown of U.S. and non-U.S. sales.

Data points for NET SALES as follows:

                 1993    1994     1995
                 ----    ----     ----
U.S.            2,746   3,028    4,116
Non-U.S.        1,159   1,372    2,059
                -----   -----    -----
NET SALES       3,905   4,400    6,175

Data points for OPERATING PROFIT as follows:

                     1993    1994      1995
                     ----    ----      ----
OPERATING PROFIT     (122)     20     1,093

10--PRINTING PAPERS 1995 WORLDWIDE PRODUCTION

             Business Papers    Coated Papers       Pulp
             ---------------    -------------       ----
U.S.            2,764,000           556,000      1,324,000
Europe            652,000           580,000        268,000
New Zealand        24,000                          220,000
                ---------         ---------      ---------
Total           3,440,000         1,136,000      1,812,000

New Zealand's Carter Holt Harvey production is for the 12 months ended December 31, 1995. International Paper owns just over 50% of Carter Holt Harvey.

11, 12, 13--PIE CHARTS
Above each pie chart is a title indicating what the chart illustrates. Each pie's slice is a different color, and has a dotted line next to it leading to the name of the business the pie slice represents, and the related percentage.

PAGE     DESCRIPTION                             PERCENT
- ----     -----------                             -------
13       Packaging Sales
              Industrial Packaging                   68%
              Consumer Packaging                     32%

14       Industrial Packaging Sales
              Containerboard                         25%
              Corrugated                             61%
              Kraft                                  14%

17       Consumer Packaging Sales
              Bleached Board                         32%
              Liquid Packaging                       46%
              Folding Carton & Label                 22%

14--PACKAGING-NET SALES AND OPERATING PROFIT (PAGE 18)
Bar chart of NET SALES and OPERATING PROFIT for the segment for the years 1993 through 1995, in millions of dollars. NET SALES chart contains color keys to show breakdown of U.S. and non-U.S. sales.

Data points for NET SALES as follows:

                      1993    1994     1995
                      ----    ----     ----
U.S.                 2,366   2,579    3,058
Non-U.S.               729     796    1,362
                     -----   -----    -----
NET SALES            3,095   3,375    4,420

Data points for OPERATING PROFIT as follows:

                     1993    1994     1995
                     ----    ----     ----
OPERATING PROFIT      188     293      741

15, 16--PIE CHARTS
Above each pie chart is a title indicating what the chart illustrates. Each pie's slice is a different color, and has a dotted line next to it leading to the name of the business the pie slice represents, and the related percentage.

PAGE     DESCRIPTION                             PERCENT
- ----     -----------                             -------
21       Distribution Sales
              ResourceNet International              91%
              International                           9%

22       Distribution Sales by Major Product
              Paper Products                         75%
              Industrial & Graphic Arts              25%

17--DISTRIBUTION-NET SALES AND OPERATING PROFIT (PAGE 24)
Bar charts of NET SALES and OPERATING PROFIT for the segment for the years 1993 through 1995, in millions of dollars. NET SALES chart contains color keys to show breakdown of U.S. and non-U.S. sales.

Data points for NET SALES as follows:

                      1993    1994     1995
                      ----    ----     ----
U.S.                 2,853   3,145    4,557
Non-U.S.               287     325      468
                     -----   -----    -----
NET SALES            3,140   3,470    5,025

Data points for OPERATING PROFIT as follows:

                      1993    1994     1995
                      ----    ----     ----
OPERATING PROFIT       58      74       106

18, 19, 20, 21, 22, 23--PIE CHARTS
Above each pie chart is a title indicating what the chart illustrates. Each pie's slice is a different color, and has a dotted line next to it leading to the name of the business the pie slice represents, and the related percentage.

PAGE     DESCRIPTION                             PERCENT
- ----     -----------                             -------
27       Specialty Products Sales
              Specialty Panels                       31%
              Imaging                                23%
              Nonwovens                               8%
              Specialty Papers                       16%
              Tissue                                  8%
              Chemicals & Petroleum                  14%

28       Specialty Panels Sales to Geographic Areas
              North America                          61%
              Europe                                 21%
              Other                                  18%

29       Imaging Products Sales to Geographic Areas
              North America                          34%
              Europe                                 57%
              Other                                   9%

30       Specialty Papers Sales to Geographic Areas
              North America                          92%
              Europe                                  5%
              Other                                   3%

32       Tissue Sales to Geographic Areas
              New Zealand                            43%
              Australia                              57%

33       Chemicals & Petroleum Sales to Geographic Areas
              North America                          60%
              Europe                                 34%
              Other                                   6%

24--SPECIALTY PRODUCTS-NET SALES AND OPERATING PROFIT (PAGE 34)
Bar charts of NET SALES and OPERATING PROFIT for the segment for the years 1993 through 1995, in millions of dollars. NET SALES chart contains color keys to show the breakdown of U.S. and Non-U.S. sales.

Data points for NET SALES as follows:

                      1993    1994     1995
                      ----    ----     ----
U.S.                 1,749   1,840    1,916
Non-U.S.               711     750    1,384
                     -----   -----    -----
NET SALES            2,460   2,590    3,300

Data points for OPERATING PROFIT as follows:

                     1993    1994     1995
                     ----    ----     ----
OPERATING PROFIT      263     268      207

25, 26, 27--PIE CHARTS
Above each pie chart is a title indicating what the chart illustrates. Each pie's slice is a different color, and has a dotted line next to it leading to the name of the business the pie slice represents, and the related percentage.

PAGE     DESCRIPTION                             PERCENT
- ----     -----------                             -------
37       Forest Products Sales
              Forestlands                            33%
              Wood Products                          67%

38       Forestlands Sales to Geograhic Areas
              U.S.                                   50%
              International                          50%

39       Wood Products Sales to Geographic Areas
              U.S.                                   60%
              International                          40%

28--FOREST PRODUCTS-NET SALES AND OPERATING PROFIT (PAGE 40)
Bar charts of NET SALES and OPERATING PROFIT for the segment for the years 1993 through 1995, in millions of dollars. NET SALES chart contains color keys to show breakdown of U.S. and non-U.S. sales.

Data points for NET SALES as follows:

                      1993    1994     1995
                      ----    ----     ----
U.S.                 1,597   1,595    1,442
Non-U.S.               103     120      658
                     -----   -----    -----
NET SALES            1,700   1,715    2,100

Data points for OPERATING PROFIT as follows:

                      1993    1994     1995
                      ----    ----     ----
OPERATING PROFIT       488     418      388

ENVIRONMENT, HEALTH AND SAFETY CHARTS (PAGE 43)

29--TOTAL INCIDENCE RATE
Bar chart showing recordable injuries per 200,000 work hours (U.S. data). Data points as follows:
                    1989     1991     1993     1995
                    ----     ----     ----     ----
                     8.4      6.3      4.6      3.4

30--LOST WORKDAY INCIDENCE RATE
Bar chart showing lost time injuries per 200,000 work hours (U.S. data). Data points as follows:
                    1989     1991     1993     1995
                    ----     ----     ----     ----
                     1.5      1.1     0.69     0.47

31--SOLID WASTE AT 24 MANUFACTURING SITES
Bar chart showing cubic yards of solid waste per 100 tons of product (U.S.
data). Data points as follows:

                   1988     1992     1994     1996*
                   ----     ----     ----     -----
                    55      35.5     20.3      18
*estimated

32--INDUSTRIAL TOXICS PROJECT (33/50 PROGRAM)
Bar chart showing industrial toxics in millions of pounds (U.S. data). A color key across the chart shows a 1995 goal of 5.33, and a year 2000 goal of 1.60.

                    1988     1990     1992     1994
                    ----     ----     ----     ----
                   10.67     7.03     3.15     2.37

33--NET SALES (PAGE 44)
Bar chart of NET SALES for the years 1993 through 1995, in billions of dollars. Data points as follows:
                             1993    1994     1995
                             ----    ----     ----
                             13.7    15.0     19.8

34--CASH FLOW FROM OPERATIONS (PAGE 45)
Bar chart of CASH FLOW FROM OPERATIONS for the years 1993 through 1995, in millions of dollars. Data points as follows:

                             1993    1994     1995
                             ----    ----     ----
                              928   1,243    2,248

35--TOTAL DEBT TO CAPITAL RATIO (PAGE 46)
Bar chart of TOTAL DEBT TO CAPITAL RATIO for the years 1993 through 1995, expressed as a percent. Data points as follows:

                             1993    1994     1995
                             ----    ----     ----
                             38.5    41.2     38.5

                              APPENDIX B

PHOTOGRAPHS AND ILLUSTRATIONS FOR 1995 ANNUAL REPORT:

1.   Page 2: A photo of John A. Georges, Chairman and Chief Executive
     Officer.

2.   Page 3: A photo of John T. Dillon, President and Chief Operating Officer.

3. Page 4: A full page photo of rolls of paper and the dry end of the new paper machine at the Riverdale mill in Alabama. The words "Printing Papers" appear in large letters across the center of the photo.

4. Page 5: A photo of two magazines - Redbook and Cosmopolitan to represent our coated papers business.

5. Page 5: A photo of two reams of Hammermill copy paper to represent our business papers business.

6. Page 5: A photo of two reams of Aussedat Rey paper products to represent our international presence.

7. Page 5: A photo of a paper machine at our Kwidzyn mill in Poland. The words "6.2 billion dollars in printing papers sales" appear over the photograph.

8.   Page 6: A photo of Pollux paper products from our Kwidzyn mill in Poland.

9.   Page 6: A photo of Strathmore Paper's writing system of papers.

10. Page 7: A photo of salespeople and customers in front of rolls of our coated paper in Vallassis Communications' warehouse.

11.  Page 7: A photo of coupon booklets printed on our coated paper.

12.  Page 7: A photo of brochures from German-based Zanders.

13.  Page 8: A photo of three Olympian magazines, printed on our coated paper.

14.  Page 9: A photo of fabric that contains our dissolving pulp.

15.  Page 9: A photo of a stack of paper of various colors.

16.  Page 11: A photo of brochures and products from Strathmore Paper.

17.  Page 11: A photo of three reams of Springhill copy paper.

18.  Page 11: A photo of various color folders made with our heavyweight papers.

19.  Page 11: A photo of diapers and the absorbent material inside of it.

20.  Page 11: A photo of Beckett brochures.

21. Page 11: A photo of Victoria's Secret magazines printed on our coated paper.

22. Page 11: A photo of two reams of 100% recycled paper and the newspaper and magazines used to produce the paper.

23. Page 12: A full page photo of the new paper machine at our Mansfield mill in Louisiana. A control panel is in the foreground of the photo. The word "Packaging" appears in large letters in the center of the photo.

24. Page 13: A photo of a preprinted corrugated box containing strawberries to represent our industrial packaging business.

25. Page 13: A photo of two aseptic juice cartons produced by our domestic liquid packaging division to represent our consumer packaging business.

26. Page 13: A photo of three cans of DelMonte peas - the label is produced by our label division.

27. Page 13: A photo of a production line of Triton beverage rings with the words "4.4 billion dollars in packaging sales" in the center of the photo.

28. Page 14: A photo of one of the retail bags we produce for JC Penney, the bag contains a shirt and tie.

29. Page 14: A photo of a preprinted corrugated box for Mercury Propellors, produced by our container division.

30. Page 15: A photo of our ClassicPak 7 shipping container used by the poultry industry.

31. Page 16: A photo of Windows '95 boxes, made from our bleached packaging board.

32. Page 17: A photo of a glass of milk and spout-pak milk carton produced by our liquid packaging division.

33. Page 17: A photo of a Coca-Cola cup that is made from our bleached packaging board.

34. Page 17: A photo of aseptic packaging cartons on our Fuji filling machine at a customer's juice facility.

35.  Page 19: A photo of a multiwall cement bag made from our kraft packaging.

36. Page 19: A photo of a six-pack of juice packaged together with our Triton beverage ring holder.

37. Page 19: A photo of our spout-pak carton being used by a Brazilian customer to package their liquid yogurt.

38. Page 19: A photo of a detergent bottle that has our Polyweave label attached to it.

39. Page 19: A photo of a corrugated box produced in New Zealand. The box contains apples.

40. Page 19: A photo of a Quaker Oatmeal box that is made by our folding carton division.

41. Page 19: A photo of a corrugated box filled with peppers. The box was produced by our international container division.

42. Page 20: A full page photo of ResourceNet International's new warehouse in Dallas, Texas. The word "Distribution" appears in large letters across the center of the page.

43. Page 21: A photo of a ResourceNet International delivery truck to represent our delivery system.

44. Page 21: A photo of a tower of products representing the wide variety of products we distribute in our network.

45. Page 21: A photo of flags with the words "5.0 billion dollars in distribution sales" in the center of the photo.

46. Page 22: A photo of a tower of office supply products that represent the many products we distribute.

47. Page 22: A photo of three reams of copy paper - Springhill, Hammermill and Replicopy.

48. Page 23: A photo of the Color & Texture Selector computer program used to assist customers in selecting papers.

49. Page 23: A photo of a ResourceNet International salesperson with a customer from Daniels Printing in Massachusetts.

50. Page 25: A photo of a Mexican flag to represent our acquisition of two Mexican distribution companies.

51. Page 25: A map of the United States that identifies our 130 warehouse locations.

52. Page 25: A photo of brochures from our European subsidiaries, Aussedat Rey and Scaldia.

53. Page 25: a computer mouse and pad to represent the initiation of our new information system that will link all our locations.

54. Page 25: A photo of industrial supplies that are available through our distribution group.

55.  Page 25: A photo of our ColorLok printing products.

56.  Page 25: A photo of products we distribute to the food service industry.

57. Page 25: A photo of a wide variety of colors and sizes of envelopes that we distribute through our distribution group.

58. Page 26: A full page photo of our CraftMaster door facings on display in a retail store. The words "Specialty Products" appear in the center of the photo in large letters.

59. Page 27: A photo of a stack of Fountainhead countertop samples to represent our Specialty Panels business.

60. Page 27: A photo of a roll of Ilford film to represent our Imaging business.

61. Page 27: A photo of peel and stick labels to represent our specialty papers business.

62.  Page 27: A photo of Nubtex shop cloths used in the graphic arts industry.

63. Page 27: A photo of a box of tissues to represent Carter Holt Harvey's tissue business.

64. Page 27: A photo of a roll of tape to represent the resins produced by our Chemicals business.

65. Page 27: A photo of samples of our panels with the words "3.3 billion dollars in specialty products sales" in the center of the photo.

66. Page 28: A photo of a kitchen countertop to represent our decorative laminates business.

67.  Page 28: A photo of Fome-Cor art board products in a variety of colors.

68.  Page 28: A photo of Colorlok engineered wood siding product samples.

69.  Page 29: A photo of a box of Anitec film paper.

70.  Page 29: A photo of Ilford film papers.

71. Page 30: A photo of a band aid showing the peel of strip and padding that we produce.

72. Page 30: A photo of Pillsbury crescent rolls that shows the outside liner that we produce.

73. Page 30: A photo of a suitcase with an airline baggage tag attached to the handle.

74. Page 31: A photo of Veratec's DataGuard packaging product and the CD that it is protecting.

75. Page 31: A photo of diapers, sanitary pads and tampons that contain absorbent materials made by our Veratec business.

76.  Page 31: A photo of fabric enhanced with Veratec's InterSpun process.

77.  Page 31: A photo of jeans enhanced with Veratec's InterSpun process.

78. Page 32: A photo of toilet tissue produced by Carter Holt Harvey in New Zealand.

79. Page 32: A photo of paper towels produced by Carter Holt Harvey in New Zealand.

80. Page 33: A photo of several cans of colorful inks to represent our Chemicals business.

81. Page 33: A photo of a tire to represent our Chemicals and Petroleum business.

82. Page 33: A photo of a bubble gum dispenser that contains gumballs to represent the food grade resins made by our Chemicals business.

83. Page 35: A photo of samples of France's Polyrey decorative laminate finishes.

84. Page 35: A photo of envelopes with a glassine window to represent our specialty papers business.

85. Page 35: A photo of a can of red ink to represent our recent acquisition of a European ink resin producer.

86. Page 35: A photo of Anitec and Ilford products to represent our imaging business.

87. Page 35: A photo of diskettes showing the diskette liner as a component of the diskette.

88. Page 35: A photo of a variety of tissue products made by Carter Holt Harvey in New Zealand.

89.  Page 35: A photo of diapers made by Carter Holt Harvey in New Zealand.

90.  Page 35: A photo of a red door made from CraftMaster door facings.

91. Page 36: A full page photo of radiata pine trees in New Zealand. The words "Forest Procucts" appear in large letters across the center of the page.

92.  Page 37: An illustration of a pine cone.

93.  Page 37: An illustration of the variety of wood products that we produce.

94. Page 37: A photo of lumber with the words " 2.1 billion dollars in forest products sales" in the center of the photo.

95.  Page 38: A photo of seedlings.

96.  Page 38: A map of the country of New Zealand.

97.  Page 39: A photo of wood products made from our eastern white pine.

98.  Page 39: A photo of oriented strand board products.

99. Page 39: A photo of our new oriented strand board plant in Jefferson, Texas.

100. Page 41: An illustration of a radiata pine tree.

101. Page 41: A photo of southern yellow pine lumber.

102. Page 41: An illustration of a turkey to represent our protection of wildlife habitats.

103. Page 41: A photo of plywood.

104. Page 41: A photo of medium-density fibreboard.

105. Page 41: An illustration of loblolly pine trees.

106. Page 41: A photo of landscape timbers.

107. Page 42: A photo of two employees in a wildlife preserve at our Mobile, Ala., mill.