Form 10-K, Exhibit 13
period 1996-12-31
INTERNATIONAL PAPER CO /NEW/
filed 1997-03-28
CIK 51434

                              FINANCIAL HIGHLIGHTS

--------------------------------------------------------------------------------
DOLLAR AMOUNTS AND SHARES IN MILLIONS, EXCEPT PER
SHARE AMOUNTS                                           1996            1995
--------------------------------------------------------------------------------

FINANCIAL SUMMARY
Net Sales                                             $20,143         $19,797
Operating Profit                                        1,589(1),(2)    2,535(1)
Earnings Before Income Taxes and Minority Interest        802(2)        2,028
Net Earnings                                              303(2)        1,153
Total Assets                                           28,252          23,977
Common Shareholders' Equity                             9,344           7,797
Return on Equity                                          3.4%(2)        16.1%

--------------------------------------------------------------------------------

PER SHARE OF COMMON STOCK
Earnings                                              $  1.04(2)      $  4.50
Cash Dividends                                           1.00             .92
Common Shareholders' Equity                             31.13           29.87

--------------------------------------------------------------------------------

SHAREHOLDER PROFILE
Shareholders of Record at December 31                  33,930          31,340
Shares Outstanding at December 31                       300.2           261.0
Average Shares Outstanding                              292.1           256.5

--------------------------------------------------------------------------------

(1) See the operating profit tables on page 42 for details of operating profit by industry segment. Results from equity investments are not included in operating profit.
(2) Includes a pre-tax restructuring and asset impairment charge of $515 million ($362 million after taxes or $1.35 per share), a $592 million pre-tax gain on the sale of a partnership interest ($336 million after taxes and minority interest or $1.25 per share) and a $165 million pre-tax charge ($105 million after taxes or $.35 per share) for the write-down of the investment in Scitex. The write-down of the Scitex investment is not included in operating profit. Return on equity was 4.8% before these items.
--------------------------------------------------------------------------------
[Net Sales Chart--Appendix A No. 1]

[Net Earnings Chart-- Appendix A No. 2]

[Earnings Per Share Chart--Appendix A No. 3]

[Return on Equity Chart--Appendix A No. 4]
--------------------------------------------------------------------------------



                                                           INTERNATIONAL PAPER 1

--------------------------------------------------------------------------------
TO OUR SHAREHOLDERS

"...you will see from our Company more accountability from our businesses for increasing return on investment, more emphasis on serving customers and greater participation by employees..."
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      [PHOTOGRAPH--APPENDIX B NO. 1]
--------------------------------------------------------------------------------
                             JOHN T. DILLON,
                  CHAIRMAN AND CHIEF EXECUTIVE OFFICER
--------------------------------------------------------------------------------

In many respects, International Paper made a great deal of progress in 1996. We added quality businesses and facilities in global markets, thereby adding to our competitive strength. We successfully integrated Federal Paper Board into the Company, exceeding the merger's financial targets. We completed one of the largest internal expansion programs in our nearly 100-year history, positioning the Company for continued market leadership into the next century. And in the midst of one of the most severe industry downturns in more than a decade, we undertook a thorough evaluation of our businesses, leading to decisions that will guide our allocation of capital and set new requirements for acceptable levels of profitability and industry leadership for each business.

      In one important respect, however, 1996 did not meet our expectations. Our financial performance was not satisfactory for a company with our range of capabilities. Improving that performance in 1997 will be the most critical objective for every one of International Paper's 87,000 employees. During this year, you will see from our Company more accountability from our businesses for increasing return on investment, more emphasis on serving customers and greater participation by employees in the conduct and improvement of operations. The urgency for achieving these improvements could not be greater.

      The difficult market conditions that dominated 1996 continued into the early part of this year. Those conditions actually began building in 1995. Customers stockpiled substantial inventories in reaction to that year's rising prices and subsequent supply shortages. As supply and demand came into balance, inventories were liquidated and orders throughout the industry fell


2 INTERNATIONAL PAPER

--------------------------------------------------------------------------------
                      [PHOTOGRAPH--APPENDIX B NO. 2]

DEVELOPING EXCITING NEW PRODUCTS REQUIRES THE EFFORTS OF MANY DEDICATED EMPLOYEES. PICTURED HERE ARE SOME OF THE MEMBERS OF THE TEAM THAT HELPED TO DEVELOP ACCOLADE, THE NEW COATED FREESHEET PAPER PRODUCT LINE AT OUR ANDROSCOGGIN MILL IN JAY, MAINE.
--------------------------------------------------------------------------------

                                                           INTERNATIONAL PAPER 3

--------------------------------------------------------------------------------
                      [PHOTOGRAPH--APPENDIX B NO. 3]

INTEGRATING TWO WORLD-CLASS ORGANIZATIONS IS A CHALLENGE, BUT THE BENEFITS ARE WORTH THE EFFORT. OUR MERGER WITH FEDERAL PAPER BOARD CREATED AN EXCELLENT BLEACHED BOARD SYSTEM FOR SERVING A DIVERSE CUSTOMER BASE. SHOWN HERE IS THE SALES AND MARKETING MANAGEMENT TEAM ON-SITE AT OUR AUGUSTA, GA., MILL.
--------------------------------------------------------------------------------

4 INTERNATIONAL PAPER
substantially. This caused prices to drop as well, in some cases by 30 percent during 1996.

      At International Paper, these developments strongly impacted 1996 financial results. Net sales of $20 billion were a slight increase over 1995 levels, including the addition of Federal Paper Board. Earnings before special items were $434 million and were $303 million after these items compared with $1.2 billion in 1995.

      Following the record-setting year of 1995, when International Paper's earnings per share were $4.50, we earned $1.04 per share after special items in 1996. Business conditions gained some strength in the fourth quarter of 1996 but those gains were eroded by the seasonally weak period at year-end. Although we compared favorably with many others in our industry, our earnings per share must improve.
--------------------------------------------------------------------------------
                           OPERATIONAL EXCELLENCE

"Today, teams across our Company are reducing lead times, improving product quality in our manufacturing facilities and communicating more frequently and openly with customers."
--------------------------------------------------------------------------------

      Much of our focus in the last several months has been on attaining that objective. While it still appears that 1997 will be a recovery year, we will not manage International Paper based entirely upon expectations of what the marketplace will do and when it will do it. It is management's responsibility to make the Company less vulnerable to marketplace conditions we cannot control by concentrating more intensely on what we can control--improving our operating performance across the board. These efforts will be directed toward areas that can have a significant and immediate influence on results.

CUSTOMERS

Only one concept will drive our performance for customers. International Paper will be the supplier of choice. We will offer competitive prices to be sure, but we will not expect to earn business solely on the basis of price.

      The total value of products and services that we provide to


                                                           INTERNATIONAL PAPER 5
customers needs to be greater than that offered by our competition. In my frequent meetings with customers, they stress to me the importance of service and responsiveness in addition to product quality. Expectations are clear. Customers want partners who deliver a broad range of competitive advantages.

      These advantages begin with the consistent delivery of quality products and services on time and to specification. We will continue to support and expand high-performance work teams to ensure that we maintain the operational excellence required to meet all customer expectations. Today, teams across our Company are reducing lead times, improving product quality in our manufacturing facilities and communicating more frequently and openly with customers. These discussions are changing the way we do business in order to accommodate new

--------------------------------------------------------------------------------
                    [PARTIAL PHOTOGRAPH--APPENDIX B NO. 4]
--------------------------------------------------------------------------------
OUR COMPANY IS COMMITTED TO FOREST-RELATED RESEARCH, FOCUSING ON FOREST HEALTH AND PRODUCTIVITY, WATER QUALITY AND WILDLIFE PROTECTION. SHOWN HERE IS A FORESTRY TEAM IN A STAND OF OLD-GROWTH, LONGLEAF PINE, WHERE THEY STUDY THE HABITAT OF THE RED COCKADED WOODPECKER IN OUR 16,000-ACRE SOUTHLANDS EXPERIMENT FOREST IN BAINBRIDGE, GA.
--------------------------------------------------------------------------------


6 INTERNATIONAL PAPER

--------------------------------------------------------------------------------
                    [PARTIAL PHOTOGRAPH--APPENDIX B NO. 4]
--------------------------------------------------------------------------------
                        RESPONSIBLE CORPORATE CITIZEN

"I want International Paper to be viewed as a highly responsible corporate citizen...a company that continuously provides, for all generations, healthy and sustainable natural resources."
--------------------------------------------------------------------------------

customer requirements. Accelerating this process will be a 1997 priority.

      Looking beyond today, a supplier of choice also must be able to provide customers with the new products and services that allow them to be first to market tomorrow. We are positioned on two fronts to do this. First, over the years, we have developed a strong technology base and we will continue to increase the value of this strategic asset. Second, with more diversity of products than any other company in our industry, we are able to fill a broad range of customer needs.

      We also will utilize our global diversity to better serve customers. Today, when more products and services are sold around the world than ever before, there is greater desire and need among companies to do business in international marketplaces. We have more manufacturing experience, a stronger market presence and more extensive distribution networks and we generate higher levels of revenue around the globe than any other paper and forest products company.

EMPLOYEES

In 1997, employees will have more responsibility for the management of our businesses than ever before. This is a basic requirement of our high-performance work teams and for the internal performance improvements we expect to achieve this year.

      Employees make an extraordinary difference at International Paper. I have seen it in our manufacturing facilities, laboratories and offices and on lands belonging to the Company. Time and again, I have seen the most effective ideas for improving productivity, for making our facilities safer and for building stronger relationships with customers begin with the employee who has the direct responsibility. This process needs to go further.

      Everyday, all over the world, International Paper employees are


                                                           INTERNATIONAL PAPER 7

--------------------------------------------------------------------------------
                      [PHOTOGRAPH--APPENDIX B NO. 5]

SAFETY IS A TOP PRIORITY AMONG INTERNATIONAL PAPER'S EMPLOYEES. MASONITE'S TOWANDA, PA., PLANT HAS ACHIEVED AN IMPRESSIVE SAFETY RECORD, EARNING OSHA'S DISTINGUISHED "STAR" STATUS, THANKS TO THE MEMBERS OF VARIOUS SAFETY TEAMS AND THE EFFORTS OF ALL EMPLOYEES AT THE MILL.
--------------------------------------------------------------------------------

                           MAKING A DIFFERENCE

"...I have seen the most effective ideas for... making our facilities safer...begin with the employee who has the direct responsibility."
--------------------------------------------------------------------------------

mastering some aspect of their business that is transferable to other organizations in our Company. Sharing these ideas, experiences and benefits, using the broad diversity of a global leader as a competitive advantage-that is what I have come to call the "IP Way." Innovative operating practices for a paper machine in one location can improve results on other paper machines in several other locations. But the application of the "IP Way" is not limited to common machines. There are, by design, great similarities in the operations of our various businesses, enabling them to take advantage of successful practices in other lines of business both here and overseas.


      These rapid transfers of knowledge and experience, magnified by the broad range of assets and capabilities unique to a globally diverse company, are what distinguishes one company from all others in an industry. They also can be


8 INTERNATIONAL PAPER

--------------------------------------------------------------------------------
                                THE "IP WAY"

"Our ability to fulfill our vision will depend upon how quickly we become a company of employees who think and act with the creativity, energy and drive to succeed..."
--------------------------------------------------------------------------------

the foundation for how a company helps its customers improve their competitive positions and how to build shareholder value. It is my intent that this process become an integral part of the "IP Way."

      More formally, the "IP Way" encompasses a broad statement of the Company's vision, which consists of five commitments: 1) International Paper will be a global leader and provide an excellent financial return. 2) We will be the company of choice not only for customers but for shareholders, employees and suppliers. 3) We will be responsible members of the communities where we live and work. 4) Ethical behavior and personal integrity are the core of our culture. 5) With customers and facilities around the globe, we answer to the world.

      Our ability to fulfill our vision will depend upon how quickly we become a company of employees who think and act with the

--------------------------------------------------------------------------------
                        [PHOTOGRAPH--APPENDIX B NO. 6]

A TEAM-ORIENTED ENTREPRENEURIAL SPIRIT CAN TAKE A GREAT IDEA FROM THE DRAWING BOARD DIRECTLY TO THE CUSTOMER. GATORPRINT, A NEW PRODUCT DEVELOPED BY THIS CROSS-DIVISIONAL TEAM, REALLY HOLDS UP UNDER PRESSURE. EXCEPTIONAL STRENGTH AND A SUPERIOR PRINTING SURFACE MAKE GATORPRINT AN EXCITING NEW MATERIAL FOR ENVELOPES.
--------------------------------------------------------------------------------
creativity, energy and drive to succeed and how completely we eliminate management by mandate. For example, instead of being given corporate goals, individual businesses are now expected to set their own goals for serving customers, return on investment, profitability and market leadership. It will be management's responsibility to involve employees in setting these goals and in providing the resources and support necessary to achieve them.

      The power of this approach shines through in the pictorial essays included in this report. They illustrate teams that are successfully working together, sharing both ideas and a commitment to excellence, not just within our industry but in the wider corporate universe.

SHAREHOLDERS

That same commitment to excellence will redefine our relationship with shareholders in 1997. We will be more shareholder-oriented, beginning with an improvement

--------------------------------------------------------------------------------
                   [PARTIAL PHOTOGRAPH--APPENDIX B NO. 7]

TEAMS LIKE THIS ONE IN OUR DALLAS, TEXAS, REGIONAL WAREHOUSE MAKE SURE YOUR ORDERS FROM RESOURCENET GET TO YOU QUICKLY AND EFFICIENTLY. FROM SALES TO CUSTOMER SERVICE TO DISPATCH TO SHIPPING, EVERYONE WORKS FOR THE CUSTOMER.
--------------------------------------------------------------------------------

10 INTERNATIONAL PAPER

--------------------------------------------------------------------------------
                   [PARTIAL PHOTOGRAPH--APPENDIX B NO. 7]

--------------------------------------------------------------------------------
                            SUPPLIER OF CHOICE

"The total value of products and services that we provide to customers needs to be greater than that offered by our competition."
--------------------------------------------------------------------------------

in the Company's return on investment. Over the past decade, the Company's sales growth has been impressive. This solid base now needs to be matched by similarly impressive earnings growth. We have set the marker high-our goal is to earn a 12 percent average return on investment over a business cycle.

      Several actions this year will move us toward that goal.

      As previously noted, each of our businesses will establish as its responsibility to shareholders an objective for the return on investment it will deliver. We will measure performance and reward managers in accordance with their success in meeting their commitments.

      We also will support this goal by the way in which we allocate capital. Those businesses that are meeting performance objectives for return on investment and market leadership will receive the bulk of our investment capital.

      We define market leadership as being highly competitive on costs, having unique technological strengths and being able to profitably grow. Some of our businesses do not meet these criteria and must improve. Businesses that do not have adequate plans for improvement within a reasonable time period, or are in product lines to which we can add only limited value, will be sold or shut down.

      Among the contributors to the industry's historically low return on investment has been the addition of capacity in anticipation of market upswings. Our capital spending this year will be focused on those projects that directly benefit our cost structure and our ability to serve customers. We are not planning any pulp or paper projects that would add significant capacity.

      In fact, our capital budget will be $1.2 billion, inclusive of spending at Carter Holt Harvey and the former Federal Paper Board


                                                          INTERNATIONAL PAPER 11
operations. This is below our forecasted depreciation and amortization level of $1.3 billion in 1997.

      Operationally, we expect our return on investment this year to benefit from several additional actions. Productivity improvements and the reduction of working capital as a percent of sales are priorities. We will be returning free cash flow to shareholders in the form of debt reduction and we intend to reduce asset holdings that do not meet our long-term investment objectives.

LOOKING AHEAD

In my first year as Chairman, I have had the opportunity to travel to many locations and meet and talk with thousands of employees, our customers and shareholders. These discussions have crystallized for me the important tasks ahead for our Company and they also have reaffirmed my confidence in our ability to succeed in those efforts.

--------------------------------------------------------------------------------
                            WORLDWIDE OPERATIONS

"Today, we are well positioned to prosper in areas of the world where economic growth rates and demand for our products will outpace those rates in the United States."
--------------------------------------------------------------------------------

      Our Company today is much different from what it was 10 years ago in many respects, but in no more dramatic way than in the scope and breadth of our worldwide operations. Today, we are well positioned to prosper in areas of the world where economic growth rates and demand for our products will outpace those rates in the United States. Our liquid packaging business, with facilities in Asia and South America, is positioned to take advantage of such opportunities. A new aseptic liquid packaging plant in Europe permits us to serve that very attractive market. Our Kwidzyn mill in Poland gives us access to Eastern European consumer markets that are just awakening. We have expanded our box business in the United Kingdom. Arizona Chemical has expanded through an acquisition in Finland. Our Veratec nonwovens business has new and modern facilities in Canada and

12 INTERNATIONAL PAPER

--------------------------------------------------------------------------------
                       [PHOTOGRAPH--APPENDIX B NO. 8]

WE ARE PROUD TO HAVE A STRONG PRESENCE IN POLAND, WHERE OUR MARKETING TEAM SHARES CULTURAL AND BUSINESS EXPERTISE FOR THE BENEFIT OF CUSTOMERS SUCH AS ANDRZEJ CHRZANOWSKI, PUBLISHER OF SCHOOL TEXTBOOKS (SECOND ROW, MIDDLE). SHOWN HERE AT THE NATIONAL THEATRE IN WARSAW WITH LOCAL FOLK DANCERS ARE SOME MEMBERS OF OUR POLISH MARKETING TEAM, WHICH INCLUDE POLISH AND AMERICAN EMPLOYEES.
--------------------------------------------------------------------------------



                                                          INTERNATIONAL PAPER 13

--------------------------------------------------------------------------------
                                LOOKING AHEAD

"We will be more shareholder-oriented, beginning with an improvement in the Company's return on investment...I want International Paper to be at the top of our industry in profitability."
--------------------------------------------------------------------------------

Mexico to meet rising demand. And our majority interest in New Zealand's Carter Holt Harvey, with its valuable softwood resources, expands our access to markets in the Pacific Rim and gives us an important presence in Chile, the most vibrant market economy in South America.


      In this regard, I'd like to acknowledge my predecessor, John Georges, who retired during 1996 after more than a decade as Chairman. More than any other individual, John was responsible for "taking International Paper global." He also was the guiding force behind the Company's substantial accomplishments in managing change, using as an approach the setting of seemingly impossible targets and motivating employees to perform beyond them. The list of John's long-term contributions is extensive, but I'm sure he feels best about the Company's dedication to continuous improvement and its ability to take on and meet difficult challenges.

      During my first year as Chairman, I've often been asked about my objectives for International Paper. In addition to global leadership, I want International Paper to be at the top of our industry in profitability. I want our customers to know our Company as the supplier of choice, an organization they wish to do business with because we make them more successful. I want our employees to consider International Paper a great place to work and to be stimulated by the diversity of opportunity offered by a company always on the cutting edge of technological development and with a presence in markets all over the world. I want International Paper to be viewed as a highly responsible corporate citizen, a company that meets its responsibilities to its communities and a company that continuously provides, for all generations, healthy and sustainable natural resources. I can think of no other company in the industry with more capabilities to meet these objectives than ours.

/s/ John T. Dillon

John T. Dillon
Chairman and
Chief Executive Officer

February 28, 1997


14 INTERNATIONAL PAPER

                                   A WORLD OF
                                    PRODUCTS

From cities and towns across America to over 130 nations around the world, International Paper products touch the everyday lives of consumers. But aren't we basically a paper and forest products company? Of course we are. Our PRINTING PAPERS are preferred by our customers worldwide. Our PACKAGING grades protect our customers' goods, and enhanced graphics make them appealing to consumers. Over the years however, these businesses have led us to related fields, making us a leader in the DISTRIBUTION of paper, industrial products and graphic arts supplies, and the manufacture of an impressive array of SPECIALTY PRODUCTS, including tissue products and door facings. And our FOREST PRODUCTS are used to build and furnish homes and offices. The widespread popularity and availability of our products make us much more than a paper company; instead, International Paper creates solutions to the communication, construction and production needs of businesses and individuals worldwide.


                                                          INTERNATIONAL PAPER 15

                                    PRINTING
                                     PAPERS
--------------------------------------------------------------------------------
                         [PHOTOGRAPH--APPENDIX B NO. 9]
--------------------------------------------------------------------------------
BOOK COVERS ARE ONE OF THE MANY USES FOR OUR SPRINGHILL AND CAROLINA BRISTOLS GRADES.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                         [PHOTOGRAPH--APPENDIX B NO. 10]
--------------------------------------------------------------------------------
HIGH-QUALITY DUO, MADE IN SCOTLAND FOR CUSTOMERS IN EUROPE, CAN BE USED IN COPIERS, PRINTERS AND FAXES.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                         [PHOTOGRAPH--APPENDIX B NO. 11]
--------------------------------------------------------------------------------
IT'S NOT SURPRISING THAT HAMMERMILL TIDAL DP REPROGRAPHIC PAPERS CAN BE FOUND IN OFFICES ACROSS THE COUNTRY.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                         [PHOTOGRAPH--APPENDIX B NO. 12]
--------------------------------------------------------------------------------
OUR PULP GRADES ARE USED TO MAKE MANY DIVERSE PRODUCTS RANGING FROM PAPER TO
YARN.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                         [PHOTOGRAPH--APPENDIX B NO. 13]
--------------------------------------------------------------------------------
OUR KWIDZYN MILL'S POLSPEED, POLCOPY AND POLLUX BRAND PAPER PRODUCTS ARE USED THROUGHOUT EUROPE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                         [PHOTOGRAPH--APPENDIX B NO. 14]
--------------------------------------------------------------------------------
OUR COATED PAPERS ARE USED TO PRODUCE MANY WELL-KNOWN PUBLICATIONS THAT YOU MAY READ AND USE EVERY DAY. FOR EXAMPLE, LOUIS A. FORTE, MANAGER, CATALOG PUBLISHING OPERATIONS, JCP MEDIA CORPORATION, IS HOLDING A COPY OF THE JCPENNEY CATALOG, WHICH INCLUDES PUBLICATION GLOSS.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

International Paper's printing papers business is present in markets around the world, with production in seven countries. Our ability to produce about eight million tons annually of printing papers makes our product range far reaching as well. BUSINESS PAPERS About three and one-half million tons of paper for business needs,

--------------------------------------------------------------------------------
                         [PHOTOGRAPH--APPENDIX B NO. 15]

ZANDERS PRODUCES SOME OF THE WORLD'S FINEST COATED PAPERS FOR SOPHISTICATED PRINTING.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                         [PHOTOGRAPH--APPENDIX B NO. 16]

SPRINGHILL PRINTING PAPERS AND BRISTOLS PROVIDE PRINTERS AND PUBLISHERS SUPERIOR PRINT QUALITY.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                         [PHOTOGRAPH--APPENDIX B NO. 17]

OUR COATED PAPERS ARE USED IN A WIDE VARIETY OF MAGAZINES ENJOYED BY MILLIONS OF READERS.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                         [PHOTOGRAPH--APPENDIX B NO. 18]

WE PRODUCE AND MARKET SPECIALTY GRADES OF HAMMERMILL PAPER FOR SALE
IN RETAIL OUTLETS.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                         [PHOTOGRAPH--APPENDIX B NO. 19]

OUR DISTINCTIVE STRATHMORE AND BECKETT PREMIUM FINE PAPERS ARE RECOGNIZED FOR THEIR EXCELLENT QUALITY AND WIDE SELECTION.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                         [PHOTOGRAPH--APPENDIX B NO. 20]

IN FRANCE, AUSSEDAT REY'S GRADES INCLUDE REYPRINT, REPROGRAPHIC COATED PAPER FOR COLOR LASER PRINTERS.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

such as reprographic paper for copiers and paper for various kinds of printers; offset papers for books, direct mail and other publications; uncoated bristols for file folders and index cards; converting papers for tablets and envelopes; and premium grades for high-quality artist, printing and writing needs.
COATED PAPERS Almost two million tons of coated paper for magazines, catalogs and annual reports; coated bristols for book covers and commercial printing. PULP Over two million tons of pulp, used as the basic ingredient for all papers and paperboard, as well as disposable diapers and some fabrics.

PRINTING PAPERS

Printing Papers reported 1996 sales of $5.6 billion, declining from $6.1 billion in 1995. Operating profit fell to $185 million (after a special charge of $35 million) from a record $1.1 billion in 1995. In 1994, sales were $4.4 billion and operating profit was $20 million. Pulp and paper markets softened in late 1995 and remained weak through the early part of 1996. During this time, International Paper took 215,000 tons of downtime at its U.S. mills to control inventory levels. Demand improved somewhat at midyear, but industry operating rates, which averaged 92% to 93% for business and coated papers and 89% for pulp in 1996, were not strong enough to sustain higher prices.

    BUSINESS PAPERS sales were $3.0 billion, declining 9% from $3.3 billion in 1995. Sales were $2.3 billion in 1994. Operating profit was only one-sixth of that reported in 1995, following a loss in 1994. Results include the contribution of Federal Paper Board's Tait mill in Scotland, which supplies 220,000 tons of uncoated papers annually to markets in the United Kingdom and continental Europe.

      In the U.S., high customer inventories of printing papers and bristols led to weak demand and low operating rates. Average prices were 20% below 1995. Our well-respected brands, Springhill and Hammermill business papers, Strathmore and Beckett printing and artist papers, as well as Springhill and Carolina bristols, continued to command a prominent presence in the marketplace.

      In Poland, Kwidzyn's shipments were strong, but prices fell more than 30% from the peak level of 1995. The mill reached a major milestone in 1996, achieving product quality that matches that of leading Western European suppliers. Kwidzyn also completed a major modernization program, and is now Europe's lowest cost business papers mill. In Western Europe, Aussedat Rey and Tait experienced price declines similar to Kwidzyn.

      As 1997 begins, underlying demand is good and customer inventories are close to normal levels. We expect improved business conditions and price recovery as the year progresses. However, because early-1997 prices are significantly below 1996 levels,

[Printing Papers Net Sales Chart--Appendix A No. 5]

[Printing Papers Sales By Business Pie Chart--Appendix A No. 7]



18 INTERNATIONAL PAPER
it will be difficult to improve average prices year over year. Higher earnings will come mainly from increased volumes, improved grade mix and cost control, including a major effort to improve the efficiency of all of our mills and reduce waste. Our goal is to produce A-1 quality paper 100% of the time.

COATED PAPERS sales of $1.7 billion were flat with 1995, but operating profit declined nearly 30%, largely due to lower prices in the U.S. Weak demand for coated ground-wood and severe price erosion characterized U.S. coated markets in 1996. During the year, we rebuilt a paper machine at our mill in Jay, Maine, converting it to coated freesheet. Our unique new product line, Accolade, will serve commercial printers and upscale catalogs and magazines. The mill will employ proprietary technology to produce this world-class product at a competitive advantage. While the project's start-up costs reduced earnings in 1996, we expect it to add positively in 1997. Overall, we see signs of stronger demand and believe coated papers prices in the U.S. will strengthen as the year progresses.

      In Europe, Zanders' sales declined 14% due to lower prices, following a 20% increase in 1995. Zanders made significant progress in streamlining its business and reducing costs, resulting in a significantly smaller loss than in 1995. Zanders is also expanding its marketing efforts for its well-regarded, high-quality coated papers such as Chromolux and Ikono. In 1997, rising industry capacity is likely to adversely affect European coated papers markets. However, operating results should improve as Zanders benefits from lower pulp costs and further cost reductions.

PULP sales of $900 million declined 18% from $1.1 billion in 1995. Federal Paper Board brought 550,000 tons of annual pulp capacity to International Paper. Operating profit declined substantially due to significantly lower prices for paper pulps. We expect prices to recover once high producer inventories are reduced. Pricing for specialty pulps, especially dissolving pulps used in textiles, exhibited far more price stability.

[Printing Papers Operating Profit Chart--Appendix A No. 6]

[Printing Papers Sales to Geographic Areas Pie Chart--Appendix A No. 8]

                                                          FINANCIAL REVIEW

                                                          INTERNATIONAL PAPER 19

                                PACKAGING
--------------------------------------------------------------------------------
                     [PHOTOGRAPH--APPENDIX B NO. 21]

IN POLAND, OUR KWIDZYN MILL NOW PRODUCES COATED MULTI-PLY FOLDING BOXBOARD FOR PACKAGING MANY PRODUCTS.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                     [PHOTOGRAPH--APPENDIX B NO. 22]

EVEN "SEATTLE'S BEST COFFEE" TASTES BETTER WHEN SERVED IN PAPER CUPS PRODUCED BY IMPERIAL BONDWARE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                     [PHOTOGRAPH--APPENDIX B NO. 23]

OUR CORRUGATED BOXES NOT ONLY PROTECT OUR CUSTOMERS' PRODUCTS, BUT BOLD GRAPHICS CAN HELP SELL THEM AS WELL.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                     [PHOTOGRAPH--APPENDIX B NO. 24]

OUR NEW ASEPTIC PACKAGING PLANT IN LYON, FRANCE, SERVES A GROWING MARKET FOR DAIRY AND JUICE PRODUCTS.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                     [PHOTOGRAPH--APPENDIX B NO. 25]

IT'S A "BREEZE" TO SEE WHY PACKAGING WITH VIVID FOUR-COLOR PRINTING GIVES OUR CUSTOMERS AN ADVANTAGE ON THE SHELVES.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

With mills in four countries producing packaging grades of paper and board and converting plants in over one dozen more, International Paper is truly a global supplier of packaging products. INDUSTRIAL PACKAGING Three million tons of containerboard manufactured annually worldwide; corrugated boxes supplied from 51 plants in the U.S., Europe and New Zealand; and kraft paper and packaging. CONSUMER PACKAGING Over two million tons of bleached board and cartonboard produced annually for packaging cosmetics, software, tobacco products, pharmaceuticals and food; fresh

--------------------------------------------------------------------------------
                     [PHOTOGRAPH--APPENDIX B NO. 26]

OUR SPOUTPAK CARTONS ARE EASY-TO-POUR AND PROVIDE EXTENDED SHELF LIFE FOR DAIRY AND JUICE PRODUCTS.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                     [PHOTOGRAPH--APPENDIX B NO. 27]

CARTER HOLT HARVEY IN NEW ZEALAND HELPS TO BRING PRODUCTS TO MARKET WITH ITS SUPERIOR PACKAGING CAPABILITIES.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                     [PHOTOGRAPH--APPENDIX B NO. 28]

OUR COLORFUL LABELS CAN BE FOUND ON MANY OF YOUR FAVORITE PRODUCTS.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                     [PHOTOGRAPH--APPENDIX B NO. 29]

MERCHANDISE PURCHASED FROM FAMILIAR RETAILERS LIKE ACE HARDWARE IS CARRIED HOME IN OUR KRAFT BAGS.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                     [PHOTOGRAPH--APPENDIX B NO. 30]

OUR FOLDING CARTONS HAVE EYE-CATCHING GRAPHICS AND HELP PREVENT PRODUCTS FROM "GOING TO PIECES."
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                     [PHOTOGRAPH--APPENDIX B NO. 31]

A VARIETY OF "HARVESTS" CAN BE PACKAGED IN THE CORRUGATED BOXES WE PRODUCE IN EUROPE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                     [PHOTOGRAPH--APPENDIX B NO. 32]

IVY HILL CORPORATION (A TIME WARNER COMPANY) USES OUR EVEREST AND STARCOTE BLEACHED BOARD AT ITS PLANTS IN INDIANA AND CALIFORNIA TO PRODUCE SUPERIOR PACKAGING WITH BOLD GRAPHICS FOR ITS CUSTOMERS. IVY HILL EXECUTIVE VICE PRESIDENT STEVEN H. SHAPOFF IS HOLDING A MICROSOFT(R) OFFICE(R) 97 CARTON THAT WAS PRINTED ON EVEREST BOARD AT IVY HILL'S LOS ANGELES PLANT.
--------------------------------------------------------------------------------

and aseptic packaging for customers worldwide from 20 liquid packaging plants in 11 countries; folding cartons from plants in the U.S. and New Zealand; labels produced domestically; and cups made by Imperial Bondward.

PACKAGING

Packaging achieved sales of $4.9 billion in 1996, increasing from $4.5 billion in 1995 and $3.4 billion in 1994. Operating profit was $421 million (after a special charge of $42 million) compared with $741 million in 1995 and $293 million in 1994. While shipments across International Paper's packaging businesses were generally stronger than in 1995, prices for industrial packaging were significantly weaker, leading to lower 1996 segment earnings.

      INDUSTRIAL PACKAGING sales were $2.8 billion in 1996, declining 10% from $3.1 billion in 1995, including the full-year impact of Carter Holt Harvey and sales from our new containerboard machine in Mansfield, La., which reached design capacity this year. Sales were $2.2 billion in 1994. Operating profit in 1996 was 40% of that earned in 1995.

      In the U.S., pricing weakness that began in late 1995 continued into 1996 due to excess new industry capacity. We curtailed production by 250,000 tons to balance inventories. While prices declined steadily until late summer, demand was relatively strong, with U.S. industry box shipments reaching record levels in 1996. Overall, our shipments increased 8% but attempts to raise prices were not successful and, for the year, average prices for containerboard were 30% lower than in 1995. Conditions were similar in Europe, as well as in New Zealand, where Carter Holt Harvey's margins were lower due to increased domestic competition and price weakness in export markets.

      In 1997, we will continue to strengthen customer relationships and grow our premium-grade products supported by our new machine at Mansfield. The early 1996 introduction of WhiteTop linerboard is regarded to be the single most successful product launch in our history. Additionally, Carter Holt Harvey will proceed with a project to improve the competitiveness of the Kinleith mill by simplifying their product mix and adding waste paper recycling capability and pulp processing equipment. When completed in 1998, Kinleith will be one of the lowest cost containerboard manufacturers in the Pacific Rim and will provide our Asian customers with a full range of packaging materials. While we expect price recovery during the year, average prices for containerboard and boxes may not reach 1996

[Packaging Net Sales Chart--Appendix A No. 9]

[Packaging Sales By Business Pie Chart--Appendix A No. 11]



22 INTERNATIONAL PAPER
levels. However, we believe our continuing marketing initiatives, as well as productivity and cost-reduction efforts, will result in steadily improving earnings in 1997. For example, our U.S. box business was recently aligned along end-user markets and across geographic boundaries in an effort to be more responsive to our customers' needs. This change in the way we do business has allowed us to improve our service on a national and global level, and has made us a supplier of choice with our worldwide customers.

CONSUMER PACKAGING sales were $2.1 billion in 1996. This compares with $1.4 billion in 1995 and $1.2 billion in 1994. Higher sales were due primarily to the merger with Federal Paper Board in March. Operating profit was up 21% over 1995 and more than twice that of 1994. The very successful integration of Federal's operations at its two low-cost U.S. bleached board mills, one boxboard mill and seven converting plants was largely completed in 1996, and added to earnings per share. The positive impact of Federal more than offset declines caused by weak U.S. bleached board markets early in the year and costs to expand the Company's liquid packaging business in France, Brazil and China. The addition of StarCote to our well-known Everest brand has broadened our bleached board product line. Imperial Bondware has also been a valuable addition to our consumer packaging business. While 1996 average bleached board prices were down 8% from 1995, demand improved late in the year.

      Consumer packaging markets softened somewhat in early 1997, but we expect overall demand to grow during the year. We anticipate that earnings will strengthen, driven by further efficiencies as we continue to optimize our combined manufacturing and marketing organizations. Importantly, International Paper's strength in technology and Federal's focused marketing approach have aided expansion of relationships with key customers including Nabisco, Quaker Oats, The Dial Corporation and JCPenney. We also expect growth to continue in offshore liquid packaging markets due to rising standards of living in fast-growing economies in Asia and Latin America.

[Packaging Operating Profit Chart--Appendix A No. 10]

[Packaging Sales To Geographic Areas Pie Chart--Appendix A No. 12]

                                                          FINANCIAL REVIEW

                                                          INTERNATIONAL PAPER 23

                              DISTRIBUTION

--------------------------------------------------------------------------------
                      [PHOTOGRAPH--APPENDIX B NO. 33]

FOR GRAPHIC ARTS, OUR COLORLOK LINE OF PRECISION PRINTING PRODUCTS GIVES OUR CUSTOMERS SUPERIOR PERFORMANCE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      [PHOTOGRAPH--APPENDIX B NO. 34]

OUR REPLICOPY REPROGRAPHIC PAPER IS JUST ONE OF THE MANY BRANDS OF PAPER RESOURCENET INTERNATIONAL OFFERS THROUGHOUT ITS SYSTEM.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      [PHOTOGRAPH--APPENDIX B NO. 35]

ROUNDING OUT OUR PRESENCE WORLDWIDE, CARTER HOLT HARVEY SERVES CUSTOMERS IN BOTH NEW ZEALAND AND AUSTRALIA.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      [PHOTOGRAPH--APPENDIX B NO. 36]

RESOURCENET INTERNATIONAL'S EXPRESS STORES CAN SUPPLY YOUR COMPANY WITH A WIDE RANGE OF PRODUCTS FOR DAY-TO-DAY OFFICE NEEDS.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      [PHOTOGRAPH--APPENDIX B NO. 37]

RESOURCENET INTERNATIONAL IS COMMITTED TO OFFERING ITS CUSTOMERS THROUGHOUT NORTH AMERICA THE EXCELLENT SERVICE THEY DEMAND AND DESERVE. SHOWN HERE IS KAREN ASHLEY, MANAGER, GLOBAL PURCHASING ORGANIZATION FOR LUCENT TECHNOLOGIES, HOLDING A REAM OF REPLICOPY PAPER, ONE OF THE MANY PRODUCTS WE PROVIDE TO LUCENT'S LOCATIONS ACROSS THE U.S.
--------------------------------------------------------------------------------
Through our merchant distribution businesses, we supply industry, wholesalers and end users with a vast array of products from the world's finest manufacturers. International Paper has distribution capability on three continents, providing our customers with fast and efficient service for virtually any

--------------------------------------------------------------------------------
                      [PHOTOGRAPH--APPENDIX B NO. 38]

TUFFLEX, RESOURCENET'S NATIONAL BRAND OF PACKAGING TAPE, COMES IN VARIOUS
SIZES, STRENGTHS AND SUBSTRATES.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      [PHOTOGRAPH--APPENDIX B NO. 39]

OUR NATIONWIDE DELIVERY FLEET BRINGS ALL OF OUR RESOURCES RIGHT TO EACH CUSTOMER'S DOOR.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      [PHOTOGRAPH--APPENDIX B NO. 40]

IN EUROPE, OUR DISTRIBUTION SYSTEM SELLS A FULL RANGE OF GRADES, INCLUDING INTERNATIONAL PAPER PRODUCTS MADE IN EUROPE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      [PHOTOGRAPH--APPENDIX B NO. 41]

OUR FULL LINE OF REGENCY CLEANING PRODUCTS PROVIDES A COST-EFFECTIVE ALTERNATIVE FOR OUR CUSTOMERS.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      [PHOTOGRAPH--APPENDIX B NO. 42]

ALL OF RESOURCENET INTERNATIONAL'S 130 WAREHOUSE LOCATIONS ACROSS NORTH AMERICA WILL SOON BE LINKED ELECTRONICALLY.
--------------------------------------------------------------------------------

printing, packaging, graphic arts, sanitary maintenance or industrial supplies they desire. In North America, ResourceNet International encompasses 130 wholesale facilities in the U.S. and Mexico as well as 165 Express Paper and Graphics stores for printers, small businesses and individual consumers. We operate modern regional distribution facilities as hubs in their respective regions. In Europe, Aussedat Rey serves the French market and Scaldia Papier BV serves the Netherlands. In Australia and New Zealand, Carter Holt Harvey operates distribution systems that supply paper and industrial products to that region.

DISTRIBUTION

Distribution posted sales of $4.7 billion in 1996, a 6% decline from $5.0 billion in 1995. Sales in 1994 were $3.5 billion. More than two-thirds of distribution sales are in printing papers markets, the balance in graphic arts and industrial products. Lower sales in 1996 reflect market conditions and declines of more than 20% in sales prices similar to those faced by our printing papers segment. Acquisitions represent 50% of the increase since 1994. Operating profit for the segment was $109 million, improving slightly from $106 million in 1995 and nearly 50% greater than $74 million in 1994. In 1996, we saw improvement in both operating margins and return on assets under extremely difficult market conditions.

      ResourceNet International, our North American distribution business, generates 90% of our merchant distribution sales. We have built our business through a series of acquisitions and are now consolidating and coordinating activities to make over 20 independent companies into one national distribution operation. Over the past 10 years, sales have grown at an average annual rate of 16%. Most recently, Seaman-Patrick Paper Company and Carpenter Paper Company were added to the ResourceNet International family. Today, ResourceNet comprises 130 wholesale locations coast-to-coast. Although ResourceNet's overall sales dollars declined in 1996, unit sales volume increased more than 5%.

      ResourceNet International operates in an environment where responsiveness to customers is vital. Meeting this challenge, ResourceNet continues to sharpen its service capabilities. With close proximity to our large customers and strong local management, we provide a high level of service that allows our customers an advantage in cost and asset management. This is particularly important for our national accounts, a growing and profitable part of our business. A major initiative under way is the implementation of an operating information system that will electronically link locations

[Distribution Net Sales Chart--Appendix A No. 13]

[Distribution Sales By Business Pie Chart--Appendix A No. 15]


26 INTERNATIONAL PAPER
throughout North America. The system is designed to facilitate better communications with customers, improve efficiency and reduce costs. It is already a success in the Northeast, and installation will begin in the West and Midwest regions during 1997. While the installation of the centralized system will bring many advantages, ResourceNet International is not waiting for system improvements to drive stronger financial returns.

      Another important initiative has been the consolidation of multiple locations into highly automated, efficient regional distribution centers enabling ResourceNet to reduce its operating costs and working capital. New "hubs" in Texas and Kansas were fully operational in 1996 and another in Wisconsin is scheduled to open by mid-1997.

      We are establishing a national format for purchasing and focusing on key partnerships for growth with committed vendors. Utilizing a national data system, we will increase our asset turn and reduce the cost of goods and purchasing.

      ResourceNet International also continues to seek out new customers by electronically selling through the Internet, and by searching for new markets. One of the most important is the small-office, home-office market. To meet growth in this market, we plan to open 30 new retail stores in 1997, bringing our total to more than 180. At these stores, we offer a broad selection of familiar brands of paper and related products, essentially allowing our smaller customers the same choice as our largest, while improving their cost.

      Our international distribution businesses posted sales of $470 million, flat with 1995. European operations, Aussedat Rey based in France and Scaldia in the Netherlands, contributed positively to segment results, as did Carter Holt Harvey's operations in New Zealand and Australia.

      As in our printing papers and packaging businesses, we look forward to improving market conditions and continued volume growth as 1997 progresses.

[Distribution Operating Profit Chart--Appendix A No. 14]

[Distribution Sales By Major Product Pie Chart--Appendix A No. 16]

                                                          FINANCIAL REVIEW

                                                          INTERNATIONAL PAPER 27

                                  SPECIALTY
--------------------------------------------------------------------------------
                        [PHOTOGRAPH--APPENDIX B NO. 43]

CARTER HOLT HARVEY IS THE LARGEST TISSUE PRODUCTS PRODUCER IN AUSTRALIA AND NEW ZEALAND.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                        [PHOTOGRAPH--APPENDIX B NO. 44]

IN FRANCE, POLYREY SPECIALTY PANELS ARE POPULAR IN BOTH RESIDENTIAL AND COMMERCIAL CONSTRUCTION PROJECTS.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                        [PHOTOGRAPH--APPENDIX B NO. 45]

THILMANY'S UNIQUE DRINK POUCH PROTECTS DRY INGREDIENTS, IS HEAT-SEALABLE AND HAS AN EXCELLENT PRINT SURFACE FOR GRAPHICS.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                        [PHOTOGRAPH--APPENDIX B NO. 46]

OUR DECORATIVE PRODUCTS DIVISION PRODUCES DURABLE AND ATTRACTIVE FOUNTAINHEAD COUNTERTOP SURFACES IN MANY PATTERNS.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                        [PHOTOGRAPH--APPENDIX B NO. 47]

OUR PETROLEUM AND MINERALS DIVISION EXPLORES IN THE GULF OF MEXICO FOR NEW OIL AND GAS RESERVES.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                        [PHOTOGRAPH--APPENDIX B NO. 48]

INTERSPUN ENHANCED FABRIC GIVES THIS PILLOW SOFTNESS, DURABILITY AND BREATHABILITY WITHOUT CHEMICAL TREATMENT.
--------------------------------------------------------------------------------

Our presence in specialty products makes us much more than your typical paper and forest products company. SPECIALTY PANELS CraftMaster door facings; Nevamar and Polyrey decorative laminates. IMAGING PRODUCTS Ilford, Anitec, Horsell and Anchor serving the photography and printing markets. SPECIALTY PAPERS Thilmany, Nicolet and Akrosil specialty papers for food packaging, consumer and industrial pressure-sensitive applications. NONWOVENS Veratec spunbond nonwoven fabrics used for components of both consumer and industrial products. TISSUE Carter Holt Harvey is the largest tissue products manufacturer in

--------------------------------------------------------------------------------
                        [PHOTOGRAPH--APPENDIX B NO. 49]

RESINS MADE BY ARIZONA CHEMICAL ARE USED IN BRIGHTLY COLORED PRINTING INKS SUCH AS THESE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                        [PHOTOGRAPH--APPENDIX B NO. 50]

PHOTEX SCANNER WIPES, MADE BY VERATEC, ARE USED IN THE GRAPHIC ARTS INDUSTRY.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                        [PHOTOGRAPH--APPENDIX B NO. 51]

ILFORD IS THE FILM AND PAPER OF CHOICE FOR PROFESSIONAL PHOTOGRAPHERS AROUND THE WORLD.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                        [PHOTOGRAPH--APPENDIX B NO. 52]

MASONITE'S CRAFTMASTER LINE OF DOOR FACINGS OFFERS A WIDE RANGE OF STYLES AND VALUE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                        [PHOTOGRAPH--APPENDIX B NO. 53]

ARIZONA CHEMICAL SUPPLIES H.B. FULLER WITH ADHESIVE RESINS TO PRODUCE ITS CONSUMER-PACKAGED GLUE STICKS.
--------------------------------------------------------------------------------

Australasia. CHEMICALS AND PETROLEUM Arizona Chemical is a leading processor of pulp mill organic byproducts such as tall oil and crude sulfate turpentine, and produces resins for inks and adhesives; our petroleum business manages mineral rights and explores for and develops oil and gas reserves.

--------------------------------------------------------------------------------
                        [PHOTOGRAPH--APPENDIX B NO. 54]

PATRICK INDUSTRIES SUPPLIES BUILDING MATERIALS TO THE RAPIDLY GROWING MANUFACTURED HOUSING MARKET. PATRICK HAS PURCHASED MASONITE PRODUCTS FOR MORE THAN 20 YEARS. DAVID LUNG, PRESIDENT, IS SHOWN HERE HOLDING SAMPLES OF MASONITE SIDING.
--------------------------------------------------------------------------------

SPECIALTY PRODUCTS

Specialty Products sales continued to grow in 1996, increasing 6% to $3.5 billion. Sales were $3.3 billion in 1995 and $2.6 billion in 1994. Earnings were $319 million before a special charge in 1996 compared with $207 million in 1995 and $268 million in 1994. Including a restructuring charge of $370 million, relating primarily to the imaging products businesses, the segment reported an operating loss of $51 million in 1996.

SPECIALTY PANELS sales were $990 million in 1996, in line with 1995. Earnings for this group of products, the largest contributor to segment profit, improved 21%. Growth was driven by increased sales of high-pressure laminates and by Masonite's continued penetration of overseas door facings markets. U.S. housing starts were strong during 1996, and we continued to increase our sales in repair and remodeling markets. A new door facings plant in Ireland will begin production in mid-1997, and we are pursuing opportunities to develop Asian and Latin American markets. Low-pressure laminates earnings declined in 1996 due to excess capacity. In 1997, we expect specialty panels results to improve as market conditions remain favorable.

IMAGING PRODUCTS sales declined 8% to $715 million. The division reported a small profit, following a loss in 1995. The improvement reflects a major program undertaken in early 1996 to reposition our graphic arts business in order to compete more effectively. However, advances in digital-based imaging continue to reduce demand for photosensitive papers and films. As a result, the Company's accomplishments have in part been offset by the ongoing technology changes. Our printing plate, pressroom chemical and Ilford products continue to be profitable.

SPECIALTY PAPERS sales grew 4% to $555 million. Operating profit improved 16%, following a 14% improvement last year. Shipments increased 6% in 1996 and higher margins were achieved through a better sales mix including a wide range of release liners and face stocks for label, hygiene, tape and industrial applications, and lower costs. Growth of specialty papers is driven by increasing demand for such release liners, which are used in pressure-sensitive labels. This demand is being met by a rebuilt machine, which

[Specialty Products Net Sales Chart--Appendix A No. 17]

[Specialty Products Sales By Business Pie Chart--Appendix A No. 19]

30 INTERNATIONAL PAPER
started up in 1995. Akrosil is positioned for expansion in release liner markets with new coaters in Toronto and Knoxville. We expect continued growth and higher sales and earnings in 1997.

      The TISSUE operations of Carter Holt Harvey posted sales of $405 million in 1996, increasing from $265 million in 1995, reflecting a full year of operations in 1996. Operating profit doubled. The year was marked by the successful integration of Carter Holt Harvey's New Zealand tissue business with the Australian operations of Bowater plc, purchased in early 1995. During the year, sales activities were consolidated, shipping costs were significantly reduced and in New Zealand, a new ultra thin disposable diaper was successfully launched.

      Veratec's NONWOVENS sales of $265 million were flat with 1995 and 7% stronger than 1994. The division was profitable in 1996, as we completed our transition to spunbond technology with the June start up of a facility in Mexico. Veratec's spunbond nonwoven product has gained strong market acceptance and is now positioned to supply North and South American demand with three production lines. We expect considerably higher sales and earnings in 1997 and also plan to introduce several new specialty products.

      Combined sales of our CHEMICALS AND PETROLEUM businesses were $545 million in 1996, 23% higher than 1995. Sales growth was driven by our European chemicals operations and higher prices for both oil and gas. The year was one of both opportunities and challenges for Arizona Chemical, brought on by two recent acquisitions in Europe and sluggish markets for ink and adhesive resins. Arizona Chemical is a global business with more than 50% of sales occurring outside the U.S. Although chemicals profits declined in 1996, results should improve in 1997 as we proceed to integrate our European operations and benefit from strengthening markets. Petroleum operating profit in 1996 was almost twice that of 1995 due to higher oil and gas prices. A successful offshore exploration program led to record reserves at year-end. Earnings in 1997 will be influenced by fluctuations in oil and gas prices.

[Specialty Products Operating Profit Chart--Appendix A No. 18]

[Specialty Products Sales To Geographic Areas Pie Chart--Appendix A No. 20]

                                                          FINANCIAL REVIEW

                                                          INTERNATIONAL PAPER 31

                               FOREST PRODUCTS

--------------------------------------------------------------------------------
                        [PHOTOGRAPH--APPENDIX B NO. 55]

NEXT TIME YOU TACKLE A LANDSCAPING PROJECT AROUND THE HOUSE, YOU MAY BE USING OUR LANDSCAPE TIMBERS.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                        [PHOTOGRAPH--APPENDIX B NO. 56]

OUR SUPERTREE PINE SEEDLINGS ARE PLANTED ON COMPANY-OWNED AND -MANAGED LAND AND OFFERED TO OTHER LANDOWNERS IN THE SOUTHERN U.S.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                        [PHOTOGRAPH--APPENDIX B NO. 57]

PINE CONES FROM SUPERIOR TREES PROVIDE SEEDS THAT ARE GROWN INTO SEEDLINGS USED TO REPLANT HARVESTED LAND.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                        [PHOTOGRAPH--APPENDIX B NO. 58]

CONSUMER DEMAND CONTINUES TO GROW FOR MORE ECONOMICAL BUILDING MATERIALS LIKE OUR ORIENTED STRAND BOARD.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                        [PHOTOGRAPH--APPENDIX B NO. 59]

CARTER HOLT HARVEY CONTROLS MORE THAN 800,000 ACRES OF RENEWABLE RADIATA PINE FORESTS IN NEW ZEALAND.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                        [PHOTOGRAPH--APPENDIX B NO. 60]

EASTERN WHITE PINE IS A FAVORITE AMONG BUILDERS FOR HIGH-QUALITY MOLDINGS AND PANELING PRODUCTS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                        [PHOTOGRAPH--APPENDIX B NO. 61]

CENTEX HOMES, ONE OF THE NATION'S LARGEST HOMEBUILDERS, UTILIZES A VARIETY OF INTERNATIONAL PAPER PRODUCTS SUCH AS PLYWOOD, ORIENTED STRAND BOARD, LUMBER AND TREATED LUMBER IN ITS NEW HOME CONSTRUCTION. CTX BUILDERS SUPPLY PRESIDENT JOHN MIKKELSON IS SHOWN HERE HOLDING LUMBER PRODUCED AT OUR NEW BOSTON, TEXAS, LUMBER MILL THAT WILL BE USED IN CONSTRUCTION OF A NEW CENTEX HOME IN DALLAS.
--------------------------------------------------------------------------------

International Paper is committed to utilizing our natural resources in an environmentally and economically responsible manner. We continue to harvest and replant our forestlands and develop low-cost and improved substitutes for traditional wood products. FORESTLANDS Approximately 6.4 million acres of forest-

--------------------------------------------------------------------------------
                        [PHOTOGRAPH--APPENDIX B NO. 62]

MEDIUM-DENSITY FIBERBOARD IS A POPULAR MATERIAL FOR KITCHEN CABINETS AND FURNITURE LIKE THIS DESK.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                        [PHOTOGRAPH--APPENDIX B NO. 63]

INTERNATIONAL PAPER IS A LEADING PRODUCER OF SOUTHERN PINE LUMBER IN THE U.S. AND ALSO MANUFACTURES MANY GRADES OF PLYWOOD. BOTH ARE ESSENTIAL MATERIALS FOR CONSTRUCTION PROJECTS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                        [PHOTOGRAPH--APPENDIX B NO. 64]

LOBLOLLY PINE IS THE PREDOMINANT SOFTWOOD SPECIES ON THE FOUR MILLION ACRES WE CONTROL IN EIGHT SOUTHERN STATES.
--------------------------------------------------------------------------------

lands in the U.S. under our control primarily through a majority ownership in IP Timberlands, Ltd. providing sawlogs and pulpwood for use in papermaking and wood products; an interest in more than 800,000 acres of radiata pine forests in New Zealand owned and managed by Carter Holt Harvey; and an interest in one million acres of forestlands in South America through Carter Holt Harvey's stake in Chile's COPEC. WOOD PRODUCTS Lumber, plywood, hardboard siding, medium-density fiberboard and oriented strand board products used by residential and commercial builders throughout North America, Europe and the Pacific Rim.

FOREST PRODUCTS

Forest Products achieved sales of $2.7 billion in 1996, up substantially from $2.1 billion in 1995 and $1.7 billion in 1994. Operating profit was $390 million before special items compared with $388 million in 1995 and $418 million in 1994. In March 1996, IP Timberlands, Ltd. sold an interest in a subsidiary partnership that owns approximately 300,000 acres of forestlands in Oregon and Washington. The interest sold represented essentially all of IPT's western forestland holdings, the source of one-third of 1995 and 1994 stumpage sales. As a result of the sale, the Company reported a gain before taxes and minority interest expense of $592 million. Segment operating profit of $925 million in 1996 reflects this gain, as well as a restructuring and asset impairment charge of $57 million.

FORESTLANDS revenues increased 6% in 1996 to $750 million, due mainly to the full-year impact of Carter Holt Harvey, while operating profit declined 6%. In the U.S., sales declined 14%. Volumes were 8% higher in 1996, including harvesting on 700,000 acres of pine forests in the southeastern U.S. acquired with Federal Paper Board. Although harvest volumes were higher, average prices realized by the Company were off 12% because our sales mix included premium West Coast timber only during the first quarter. Overall, lower U.S. earnings from harvest activities were offset by bulk timber sales in the South. However, Carter Holt Harvey's earnings declined considerably due to weak export markets, leading to lower overall forestlands profit for International Paper in 1996.

      In 1997, we expect timber markets to remain strong. As the year began, prices for U.S. southern pine were 10% above January 1996 levels. However, as a result of selling our western operations and reduced harvest levels, we project lower sales and earnings.

[Forest Products Net Sales Chart--Appendix A No. 21]

[Forest Products Sales By Business Pie Chart--Appendix A No. 23]


34 INTERNATIONAL PAPER

WOOD PRODUCTS sales increased 34% in 1996 to $1.9 billion, following a 20% increase in 1995. Operating profit improved 20% over 1995, but was about half that reported in 1994. Results reflect strong lumber operations, offset by lower earnings for panels and other products. On average for the year, U.S. lumber prices were 7% higher than 1995, while panel prices declined considerably. Shipments of both lumber and panels were significantly higher in 1996. The merger with Federal added five mills, which more than doubled International Paper's U.S. lumber capacity. The start-up of a new facility in Jefferson, Texas, expanded our position in oriented strand board, a business in which our plants are among the lowest cost producers in the industry. And we have been successful in developing specialties within our wood products businesses. Today, more than half of our panel output is in products other than commodity sheathing. Finally, Carter Holt Harvey contributed solidly to wood products results in 1996. With its acquisition of Forwood, Carter Holt Harvey now holds a leadership position in wood products in Australasia.

      We believe U.S. housing starts will be strong in 1997, at about 1.35 million units, with further growth in repair and remodeling markets. Lumber prices during the early months of 1997 have been higher than last year, and the full-year impact of Federal's operations will add to our profits. Additionally, new log scanning technology installed at several locations has already provided significant yield and grade improvements. Our expectations for panel markets are less optimistic. Until new capacity is absorbed, pricing will be weak. We will continue to identify ways to reduce costs and further enhance our competitive position. Overall, we expect wood products results to improve modestly in 1997.

[Forest Products Operating Profit Chart--Appendix A No. 22]

[Forest Products Sales To Geographic Areas Pie Chart--Appendix A No. 24]

                                                          FINANCIAL REVIEW

                                                          INTERNATIONAL PAPER 35

OVERVIEW
                      MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

The Company's 1996 results reflect a merger with Federal Paper Board on March 12, 1996 and a full year's contribution from the consolidation of Carter Holt Harvey on May 1, 1995.

      International Paper's 1996 net sales of $20.1 billion increased slightly over 1995 sales of $19.8 billion, reflecting contributions from recent acquisitions that offset weak pricing experienced in major product lines. While shipments across our paper and packaging businesses were generally stronger than in 1995, prices were significantly weaker. Excluding contributions from Federal and Carter Holt Harvey, 1996 sales declined 10%. Sales in 1996 were significantly higher than 1994 sales of $15.0 billion, with over 80% of the increase due to acquisitions.

      Sales totaled $6.0 billion outside the U.S. in 1996, increasing to 30% of consolidated net sales. Carter Holt Harvey contributed $2.1 billion and $1.4 billion in 1996 and 1995, respectively. International sales, including exports from the U.S., amounted to $7.4 billion, up from $7.1 billion in 1995 and $4.5 billion in 1994.

      Net earnings for the year were $303 million or $1.04 per share after special items that reduced earnings by $131 million. Net earnings before special items were $434 million or $1.49 per share, one-third of 1995 record earnings of $1.2 billion or $4.50 per share. Earnings for 1994 were $357 million or $1.43 per share ($422 million or $1.69 per share before an accounting change).

      Results for 1996 were considerably weaker than those of a year ago due to significantly lower average selling prices. Late 1995 through early 1996 was a period of inventory destocking by customers. As the year progressed, demand recovered but industry operating rates were not sufficient to sustain higher prices.

      Despite difficult market conditions, 1996 was a year of significant accomplishment. The integration of the Federal Paper Board businesses exceeded our expectations and contributed positively to earnings. We started up a containerboard machine at Mansfield, La., a spunbond nonwovens facility in Mexico, a box plant in the United Kingdom, and an aseptic liquid packaging plant in Lyon, France.

      In 1997, sales growth will come from both new capacity and higher shipments in a number of product lines, as well as including Federal for the full year. Pricing during the early months of 1997 has been disappointing. However, assuming ongoing moderate economic growth in the U.S. and Europe, our performance should improve during the year.

[Net Sales Chart -- Appendix A No. 25]

SPECIAL ITEMS

Special items reduced 1996 net earnings by $131 million or $.45 per share. Their impact on segment operating profit is shown in the table on page 42.

      First-quarter results included a gain of $592 million ($336 million after taxes and minority interest or $1.25 per share) on the sale by IP Timberlands, Ltd. (IPT), a consolidated subsidiary of International Paper, of a 98% interest in a partnership that owns 300,000 acres of forestlands located in Oregon and Washington. In addition to forestlands, included in the net assets of the partnership were roads and $750 million of long-term debt. IPT and International Paper retained nonoperating interests in the partnership.

      First-quarter results also included a restructuring and asset impairment charge of $515 million ($362 million after taxes or $1.35 per share). The charge reflected the costs of management actions to restructure and strengthen existing


36 INTERNATIONAL PAPER
businesses and included $305 million to write off certain assets, primarily those of the imaging products businesses; $100 million for asset impairments related to the adoption of SFAS No. 121; and one-time cash costs of $110 million (severance costs of $80 million and lease-cancellation and other expenses of $30 million). Cash costs totaling $34 million were incurred in 1996 and the balance will be spent in 1997. Our projections called for annual savings (primarily lower personnel costs and depreciation, and the reduction of operating losses) of $70 million by the end of 1996 and $100 million in 1997. We achieved 85% of the 1996 target and expect to exceed the 1997 estimate.

      Fourth-quarter results included a $165 million noncash charge ($105 million after taxes or $.35 per share) to write down our 13% investment in Scitex and to record our share of costs of a restructuring program that Scitex announced in November 1996.

CASH FLOW FROM OPERATIONS

Cash flow from operations of $1.7 billion in 1996 compares with $2.2 billion in 1995 and $1.2 billion in 1994. Net earnings declined $850 million in 1996. Higher noncash items, including the $88 million net impact of special items, offset to some extent the lower earnings in 1996. Depreciation and amortization expense increased to $1.2 billion in 1996 from $1.0 billion in 1995 and $885 million in 1994 ($923 million before a change in accounting for start-up costs).

INVESTMENT ACTIVITIES

Capital spending was $1.4 billion in 1996 and $1.5 billion in 1995, up from $1.1 billion in 1994. Included in 1996 was $320 million spent by Federal Paper Board and Carter Holt Harvey. Capital spending is estimated at $1.2 billion in 1997. The primary emphasis of capital programs continues to be productivity and cost reduction. Discretionary spending in 1997 will be focused on stronger, more competitive operations.

      In March 1996, we merged with Federal Paper Board, a paper and forest products company with facilities in the U.S. and the U.K. Federal shareholders received, at their election and subject to certain limitations, $55 in cash or a combination of cash and International Paper common stock for each share of Federal Paper Board common stock. To complete the merger, Federal Paper Board shares were acquired for approximately $1.3 billion in cash and $1.4 billion in International Paper common stock, and $800 million of debt was assumed.

[Cash Flow From Operations Chart -- Appendix A No. 26]

      Also during 1996, Forchem, a tall oil and turpentine processor in Finland, was acquired for about $100 million; and Carter Holt Harvey acquired Forwood Products, a timber-processing business in Australia for about $100 million.

      Our acquisitions in 1995 included the following: In April, about 26% of the outstanding shares of Carter Holt Harvey, bringing our ownership to just over 50%. The Carter Holt Harvey share purchases were financed with borrowings totaling $1.1 billion. (Our initial investment of 16% of Carter Holt Harvey was made in 1991 and was followed by an

                      CAPITAL SPENDING BY INDUSTRY SEGMENT
--------------------------------------------------------------------------------
  In millions for the years
    ended December 31              1996         1995         1994
--------------------------------------------------------------------------------
  Printing Papers                $  454       $  375       $  447
  Packaging                         338          531          205
  Distribution                       14           18           16
  Specialty Products                289          251          270
  Forest Products                   195          271          135
                                 ------       ------       ------
  Subtotal                        1,290        1,446        1,073
  Corporate                         104           72           41
                                 ------       ------       ------
  Total                          $1,394       $1,518       $1,114
                                 ======       ======       ======

                                                          FINANCIAL REVIEW

                                                          INTERNATIONAL PAPER 37

OVERVIEW

additional 8% investment in 1994); in January, the assets of paper distributors Seaman-Patrick Paper Company and Carpenter Paper Company; in September, Micarta, a high-pressure laminates business; and in October, the inks and adhesives resin business of DSM in France.

FINANCING ACTIVITIES

Financing activities in 1996 included short-term borrowings of $1.3 billion used to acquire Federal Paper Board common shares. Also, $741 million of notes with maturities ranging from three to seven years were issued. And in November, IPT borrowed $450 million due in 1999 from a consortium of banks.

      In November 1995, IPT issued $750 million of five-year debt and a non-U.S. subsidiary of the Company issued $300 million of U.S. dollar-denominated notes that mature in seven and 20 years, respectively. In July 1995, International Paper Capital Trust, a wholly owned subsidiary, issued $450 million of preferred securities that are convertible into International Paper common stock. Also in July, 5.75% convertible debentures were called by the Company and converted into
5.8 million shares of common stock. In 1994, we issued $600 million of long-term debt with maturities ranging from 10 to 30 years.

      Unless otherwise noted, the proceeds of all of the financings described above were used to reduce short-term debt or for general corporate purposes.

      Dividend payments were $291 million in 1996 ($1.00 per common share), $237 million in 1995 and $210 million in 1994. In the third quarter of 1995, we declared a two-for-one stock split and raised the quarterly dividend from $.21 to $.25 per common share.

CAPITAL RESOURCES OUTLOOK FOR 1997

Our financial condition continues to be strong. The ratio of debt to total capital remained at 39% for 1996 and 1995 and was 41% in 1994. The Company anticipates that cash flow from operations, supplemented as necessary by short- or long-term borrowings, will be adequate to fund its capital expenditures, to service existing debt, and to meet working capital and dividend requirements during 1997. Our first priority for using excess cash is to repay debt.

OTHER FINANCIAL STATEMENT ITEMS

Net interest expense totaled $530 million in 1996, increasing from $493 million in 1995 and $349 million in 1994. The increase over 1995 reflects the cost of debt issued by the Company to acquire Federal Paper Board shares, as well as debt assumed in that merger, and a full year of interest from Carter Holt Harvey.

[Debt to Capital Ratio Chart -- Appendix A No. 27]

      Minority interest expense was $169 million in 1996 (including $32 million for the minority owners' share of a gain on the sale by IPT of an interest in a forestlands partnership). Minority interest expense was $156 million in 1995 and $47 million in 1994. The increases over 1994 are due to the consolidation of Carter Holt Harvey.

      The full-year impact of the consolidation of Carter Holt Harvey and the merger with Federal Paper Board contributed between 12% and 22% to each of the components of 1996 consolidated costs and expenses. The Federal merger was the primary reason for increases in net property, plant and equipment, forestlands, goodwill, long-term debt and working capital components.

      Investments include Scitex and Carter Holt Harvey's interest in COPEC. The decline in 1996 reflects the write-down of the Scitex investment.


38 INTERNATIONAL PAPER

      The effective tax rate was 41% of pre-tax income in 1996 (36% before special items), 35.5% in 1995 and 33% in 1994. Components of the restructuring and asset impairment charge that were not deductible for tax purposes, as well as the taxes at statutory rates on the gain on IPT's sale of a partnership interest, caused the effective tax rate to increase in 1996. We expect the effective tax rate for 1997 to be in the range of 36% to 37%.

RECENT ACCOUNTING PRONOUNCEMENTS

In 1996, we adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The adoption of this statement resulted in a pre-tax charge of $100 million that was included in the restructuring and asset impairment charge recorded in the first quarter. We also adopted SFAS No. 123, "Accounting for Stock-Based Compensation." Disclosures required by this statement are presented in Note 18 to the consolidated financial statements.

      In 1997, we will adopt the provisions of American Institute of Certified Public Accountants Statement of Position 96-1, "Environmental Remediation Liabilities." We estimate that adoption will not have a material effect on the Company's financial position or results of operations.

ACCOUNTING CHANGE

In 1994, International Paper changed its method of accounting for start-up costs to expense them as incurred. Prior to 1994, our policy had been to capitalize start-up costs on major projects and amortize them over five years. The change resulted in a one-time after-tax charge of $75 million or $.30 per share, while increasing 1994 earnings by $10 million or $.04 per share. The net reduction in 1994 earnings was $65 million or $.26 per share.

LEGAL AND ENVIRONMENTAL ISSUES

Environmental capital expenditures totaled $130 million in 1996, $108 million in 1995 and $95 million in 1994. During 1996, we completed the conversion of 13 of our U.S. and European bleached mills to elemental chlorine-free technology, and two additional mills acquired as part of the Federal Paper Board merger will be converted by the end of 1998.

      In 1993, the EPA released its "Cluster Rule" proposal to coordinate and integrate the requirements for air emissions and water discharges for the pulp and paper industry. Separately, the EPA has now promulgated regulations implementing the Great Lakes Initiative (GLI) covering water quality and permitting implementation procedures in states bordering the Great Lakes. Future spending will be heavily influenced by the final Cluster Rule and, in the case of the GLI, by how the individual Great Lakes states implement the program. In 1994, the Company estimated future capital spending to comply with the Cluster Rule as proposed and GLI to be between $700 million and $1.5 billion. There have as yet been no publicly announced decisions on the Cluster Rule, and thus these original estimates must remain. Nevertheless, there is reason to expect that when the rule is promulgated, now expected during the spring of 1997, it will permit the downward adjustment of these estimates.

      On September 26, 1996, Arizona Chemical Company (Arizona), a wholly owned subsidiary, entered a plea of guilty to two counts alleging violations of the Clean Water Act at a facility in Gulfport, Miss., and one count alleging violations of hazardous waste requirements at a facility in Picayune, Miss. Pursuant to an agreement with the government, Arizona paid a criminal penalty of $2.5 million and was placed on probation for three years. Arizona

                                                          FINANCIAL REVIEW

                                                          INTERNATIONAL PAPER 39

OVERVIEW

also paid a civil penalty of $150,000 and restitution in the amount of $1.5 million to the Mississippi Department of Environmental Quality.

      In addition to the resolution of the Arizona matter, the Company paid civil penalties related to environmental issues of $1.1 million, $630,000 and $960,000 for the years, 1996, 1995 and 1994, respectively. There are routine inspections in progress by federal and state environmental agencies at some facilities to determine the Company's compliance with environmental laws and regulations. We would not expect any fines that may result to have a material adverse effect on our future financial condition or results of operations.

      International Paper is also a party to other environmental remediation actions under various federal and state laws, including the Comprehensive Environmental Response, Compensation and Liability Act. Related costs are recorded in the financial statements when probable and reasonably estimable. Completion of these actions is not expected to have a material adverse effect on the Company's future financial condition or results of operations. Further details can be found in the Company's quarterly reports on Form 10-Q and annual report on Form 10-K filed with the Securities and Exchange Commission. Copies can be obtained as indicated on page 64 of this report.

      Masonite Corporation, a wholly owned subsidiary of the Company, and the Company are parties to a nationwide class action lawsuit in state court in Alabama purporting to represent plaintiffs nationwide who purchased Masonite siding since 1980. The suit alleges that Masonite hardboard siding is inherently defective and that Masonite knowingly and falsely advertised and sold a defective product. Masonite and the Company are vigorously contesting the allegations. After a split jury decision in the first phase of the Alabama case in September 1996 on the single issue of product defect, the court has set the remaining issues for trial in July 1997. Similar allegations were made in a proposed class action case pending in Federal Court in New Orleans. The federal judge, after reviewing the same factual and legal issues as presented in the Alabama case, denied class certification on February 19, 1997.

      While any proceeding or litigation has the element of uncertainty, the Company believes that the outcome of any lawsuit or claim that is pending or threatened, or all of them combined, will not have a material adverse effect on its consolidated financial position or results of operations. For a further discussion of legal issues, see Note 11 to the consolidated financial statements on page 52 and Item 3 (Legal Proceedings) of the annual report on Form 10-K.

EFFECT OF INFLATION

General inflation has had minimal impact on our operating results. Sales prices and volumes are more strongly influenced by supply-and-demand factors in specific markets and by exchange rate fluctuations than by inflationary factors.

FINANCIAL REVIEW BY SEGMENT

Management's discussion and analysis of results by industry segment appears on pages 18 (Printing Papers), 22 (Packaging), 26 (Distribution), 30 (Specialty Products) and 34 (Forest Products), and is incorporated herein by reference. Comments refer to segment operating profit before special items, unless otherwise noted.

                                                                FINANCIAL REVIEW

40 INTERNATIONAL PAPER

                    FINANCIAL INFORMATION BY GEOGRAPHIC AREA

                                    NET SALES

--------------------------------------------------------------------------------
IN MILLIONS                                  1996           1995          1994
--------------------------------------------------------------------------------
United States(1),(2)                       $ 14,512      $ 14,610      $ 11,965
Europe(2)                                     3,583         3,791         2,958
Pacific Rim(3)                                2,263         1,571           195
Other                                           186           188           159
Less: Intergeographic Sales                    (401)         (363)         (311)
                                           --------      --------      --------
Net Sales                                  $ 20,143      $ 19,797      $ 14,966
                                           ========      ========      ========

                       EUROPEAN SALES BY INDUSTRY SEGMENT

--------------------------------------------------------------------------------
IN MILLIONS                                  1996           1995          1994
--------------------------------------------------------------------------------
Printing Papers(2)                         $  1,506      $  1,664      $  1,231
Packaging                                       707           756           559
Distribution                                    334           378           318
Specialty Products                            1,006           960           819
Forest Products                                  30            33            31
                                           --------      --------      --------
European Sales                             $  3,583      $  3,791      $  2,958
                                           ========      ========      ========

                                     ASSETS

--------------------------------------------------------------------------------
IN MILLIONS                                  1996           1995          1994
--------------------------------------------------------------------------------
United States(2)                           $ 15,695      $ 12,033      $ 11,237
Europe(2)                                     4,405         4,252         3,818
Pacific Rim(3)                                4,779         4,334           129
Other                                           187           192           145
Equity Investments                            1,070         1,291           967
Corporate                                     2,116         1,875         1,540
                                           --------      --------      --------
Assets                                     $ 28,252      $ 23,977      $ 17,836
                                           ========      ========      ========

                                OPERATING PROFIT

--------------------------------------------------------------------------------
IN MILLIONS                                  1996                1995      1994
--------------------------------------------------------------------------------
                                 Before               After
                                 Special    Special   Special
                                 Items      Items     Items

United States(2)                $ 1,272     $ 306     $1,578    $2,062    $  955
Europe(2)                                    (218)      (218)      251        97
Pacific Rim(3)                      218                  218       216        15
Other                                11                   11         6         6
                                -------     -----     ------    ------    ------
Operating Profit(4)             $ 1,501     $  88     $1,589    $2,535    $1,073
                                =======     =====     ======    ======    ======

(1) Export sales to unaffiliated customers (in billions) were $1.4 in 1996, $1.5 in 1995 and $1.2 in 1994.
(2)   Includes the results of Federal Paper Board from March 12, 1996.
(3) Includes the results of Carter Holt Harvey from May 1, 1995 except for earnings from its investment in COPEC, which are included in corporate items, net.
(4) Includes amounts for acquisitions, net of goodwill amortization, from the dates of acquisition.

Europe

Sales from our European businesses declined $210 million or 5% in 1996 after increasing $835 million or 28% in 1995. Results were break-even in 1996 before a $218 million restructuring charge, primarily relating to the imaging products division. This resulted in a $218 million operating loss and compares with profits of $251 million in 1995 and $97 million in 1994.

Pulp and paper prices declined significantly in 1996 after rising rapidly during the first half of 1995. This resulted in an operating loss for printing papers, including Aussedat Rey and Zanders, that was offset by profits in other sectors. Sales from acquisitions including Federal's uncoated papers mill in Scotland, and Forchem, a chemical processor in Finland, offset about one-half of the sales impact of lower prices.

Our outlook is for prices to improve modestly from the current low levels. We expect 1997 to benefit from restructuring programs, the Kwidzyn modernization completed in 1996, and several new production facilities including an aseptic packaging plant in France, a corrugated box plant in the United Kingdom and a door facings facility in Ireland.

Pacific Rim

Carter Holt Harvey accounts for most of International Paper's activities in the Pacific Rim. It is a New Zealand-based integrated forest and paper products company with substantial assets in Chile. Recent acquisitions have positioned Carter Holt Harvey as the largest tissue producer in Australasia and the second largest supplier of wood products in the Australian market.

Carter Holt Harvey's results have been consolidated with International Paper's on a one-month lag since May 1995, at which time International Paper increased its ownership from 24% to just over 50%.

International Paper's consolidated results for 1996 include Carter Holt Harvey sales of $2.1 billion and operating profit of $211 million. This compares with $1.4 billion and $206 million, respectively, for the eight-month period ended December 31, 1995.

Sales and operating profit in 1996 were adversely affected by lower prices for logs, wood products and pulp as well as lower margins in packaging. Carter Holt Harvey has implemented a number of margin improvement initiatives that have already realized cost savings in lower personnel costs, logistics and procurement. Also, a capital project to modernize the Kinleith mill, reduce its costs and increase productivity will begin in 1997.

A breakdown of Carter Holt Harvey's sales by industry segment as they relate to International Paper is included on page 42.


                                                          INTERNATIONAL PAPER 41

                    FINANCIAL INFORMATION BY INDUSTRY SEGMENT

                                    NET SALES

--------------------------------------------------------------------------------
IN MILLIONS                                  1996           1995          1994
--------------------------------------------------------------------------------
Printing Papers                            $  5,640      $  6,090      $  4,400
Packaging                                     4,945         4,475         3,375
Distribution                                  4,675         5,040         3,470
Specialty Products                            3,475         3,260         2,590
Forest Products                               2,665         2,140         1,715
Less: Intersegment Sales                     (1,257)       (1,208)         (584)
                                           --------      --------      --------
Net Sales                                  $ 20,143      $ 19,797      $ 14,966
                                           ========      ========      ========

                                     ASSETS

--------------------------------------------------------------------------------
IN MILLIONS                                  1996           1995          1994
--------------------------------------------------------------------------------
Printing Papers                            $  8,627      $  7,121      $  6,706
Packaging                                     6,088         4,150         3,098
Distribution                                  1,346         1,454         1,210
Specialty Products                            3,636         3,639         2,782
Forest Products                               5,369         4,447         1,533
Equity Investments                            1,070         1,291           967
Corporate(2)                                  2,116         1,875         1,540
                                           --------      --------      --------
Assets                                     $ 28,252      $ 23,977      $ 17,836
                                           ========      ========      ========

                                OPERATING PROFIT

--------------------------------------------------------------------------------
IN MILLIONS                                  1996           1995          1994
--------------------------------------------------------------------------------
Printing Papers                            $    185      $  1,093      $     20
Packaging                                       421           741           293
Distribution                                    109           106            74
Specialty Products                              (51)          207           268
Forest Products                                 925           388           418
                                           --------      --------      --------
Operating Profit                              1,589         2,535         1,073
 Interest Expense, net                         (530)         (493)         (349)
 Corporate Items, net(3)                       (257)          (14)           (9)
                                           --------      --------      --------
Earnings Before Income Taxes,
 Minority Interest and
 Cumulative Effect of
 Accounting Change                         $    802      $  2,028      $    715
                                           ========      ========      ========

                              1996 OPERATING PROFIT

--------------------------------------------------------------------------------
IN MILLIONS
--------------------------------------------------------------------------------
                                            Before                      After
                                            Special       Special       Special
                                            Items         Items         Items

Printing Papers                            $    220      $    (35)     $    185
Packaging                                       463           (42)          421
Distribution                                    109                         109
Specialty Products                              319          (370)          (51)
Forest Products                                 390           535           925
                                           --------      --------      --------
Operating Profit                              1,501            88         1,589
 Interest Expense, net                         (530)                       (530)
 Corporate Items, net(3)                        (81)         (176)(4)      (257)
                                           --------      --------      --------
Earnings Before Income Taxes
 and Minority Interest                     $    890      $    (88)     $    802
                                           ========      ========      ========

                    DEPRECIATION, DEPLETION AND AMORTIZATION

--------------------------------------------------------------------------------
IN MILLIONS                                  1996           1995          1994
--------------------------------------------------------------------------------
Printing Papers                            $    528      $    475      $    443
Packaging                                       329           246           192
Distribution                                     35            35            29
Specialty Products                              194           199           161
Forest Products                                 220           150            96
Corporate                                         9             6             5
                                           --------      --------      --------
Depreciation, Depletion
 and Amortization                             1,315         1,111           926
 Less: Depletion(5)                            (121)          (80)          (41)
                                           --------      --------      --------
Depreciation and
 Amortization                              $  1,194      $  1,031      $    885
                                           ========      ========      ========

(1) 1995 net sales have been adjusted to conform with the current-year presentation.
(2) Corporate assets are principally cash and temporary investments, investments, deferred taxes and other assets that are not identifiable with industry segments.
(3) Corporate Items, net includes our share of earnings from equity investments and unallocated corporate expenses. In 1996, earnings from equity investments decreased by $40 million because of losses at Scitex and lower pulp earnings at COPEC. The remaining increase resulted from higher corporate expenses because of Federal Paper Board and Carter Holt Harvey.
(4)   Includes the write-down of the Scitex investment.
(5)   Included in Forest Products.

                FEDERAL PAPER BOARD AND CARTER HOLT HARVEY SALES

The financial statements reflect the merger with Federal Paper Board (March 12, 1996) and the consolidation of Carter Holt Harvey (May 1, 1995). Their net sales, adjusted to conform with International Paper's classifications, are presented below.

                                 1996 NET SALES

--------------------------------------------------------------------------------
IN MILLIONS
--------------------------------------------------------------------------------
                                               Federal     Carter
                              International      Paper       Holt
                                      Paper      Board     Harvey   Consolidated

Printing Papers                    $  4,941    $   565    $   134      $  5,640
Packaging                             3,659        650        636         4,945
Distribution                          4,538                   137         4,675
Specialty Products                    2,924                   551         3,475
Forest Products                       1,492        222        951         2,665
Less: Intersegment Sales               (877)       (50)      (330)       (1,257)
                                   --------    -------    -------      --------
Net Sales                          $ 16,677    $ 1,387    $ 2,079      $ 20,143
                                   ========    =======    =======      ========


                                 1995 NET SALES(1)

--------------------------------------------------------------------------------
IN MILLIONS
--------------------------------------------------------------------------------
                                                          Carter
                                     International          Holt
                                             Paper        Harvey    Consolidated

Printing Papers                           $  5,973       $   117       $  6,090
Packaging                                    4,062           413          4,475
Distribution                                 4,945            95          5,040
Specialty Products                           2,889           371          3,260
Forest Products                              1,521           619          2,140
Less: Intersegment Sales                      (961)         (247)        (1,208)
                                          --------       -------       --------
Net Sales                                 $ 18,429       $ 1,368       $ 19,797
                                          ========       =======       ========


42 INTERNATIONAL PAPER

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

      An important part of the internal controls system is the Company's Policy on Ethical Business Conduct, which requires employees to maintain the highest ethical and legal standards in their conduct of Company business. The internal controls system further includes careful selection and training of supervisory and management personnel, appropriate delegation of authority and division of responsibility, dissemination of accounting and business policies throughout the Company, and an extensive program of internal audits with management follow-up. The Company maintains a toll-free telephone "compliance line" whereby any employee may report suspected violations of law or Company policy.

      The independent public accountants provide an objective, independent review of management's discharge of its responsibility for the fairness of the Company's financial statements. They review the Company's internal accounting controls and conduct tests of procedures and accounting records to enable them to form the opinion set forth in their report.

      The Board of Directors monitors management's administration of the Company's financial and accounting policies and practices, and the preparation of these financial statements. The Audit Committee, which consists of six nonemployee directors, meets regularly with representatives of management, the independent public accountants and the internal Auditor to review their activities. The Audit Committee recommends that the shareholders approve the appointment of the independent public accountants to conduct the annual audit.

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

/s/ Marianne M. Parrs

Marianne M. Parrs
Senior Vice President and Chief Financial Officer

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of International Paper Company:

We have audited the accompanying consolidated balance sheets of International Paper Company (a New York corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of earnings, common shareholders' equity and cash flows for each of the three years ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Paper Company and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years ended December 31, 1996 in conformity with generally accepted accounting principles.

      As explained in Note 19 to the financial statements, effective January 1, 1994, the Company changed its method of accounting for start-up costs.

/s/ Arthur Anderson LLP

New York, N.Y.
February 7, 1997


                                                          INTERNATIONAL PAPER 43

                       CONSOLIDATED STATEMENT OF EARNINGS

--------------------------------------------------------------------------------------------------------
IN MILLIONS, EXCEPT PER SHARE AMOUNTS, FOR THE YEARS ENDED DECEMBER 31     1996        1995       1994
--------------------------------------------------------------------------------------------------------
NET SALES                                                                 $ 20,143     $19,797    $14,966
                                                                          --------     -------    -------
COSTS AND EXPENSES
Cost of products sold                                                       14,901      13,896     11,092
Selling and administrative expenses                                          1,509       1,381      1,082
Depreciation and amortization                                                1,194       1,031        885
Distribution expenses                                                          925         794        692
Taxes other than payroll and income taxes                                      194         174        151
Restructuring and asset impairment charges                                     680
                                                                          --------     -------    -------

TOTAL COSTS AND EXPENSES                                                    19,403      17,276     13,902
Gain on sale of partnership interest                                           592
                                                                          --------     -------    -------

EARNINGS BEFORE INTEREST, INCOME TAXES, MINORITY INTEREST
AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE                                   1,332       2,521      1,064
Interest expense, net                                                          530         493        349
                                                                          --------     -------    -------

EARNINGS BEFORE INCOME TAXES, MINORITY INTEREST
AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE                                     802       2,028        715
Provision for income taxes                                                     330         719        236
Minority interest expense, net of taxes                                        169         156         47
                                                                          --------     -------    -------

EARNINGS BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE                         303       1,153        432
Cumulative effect of change in accounting for
  start-up costs (less tax benefit of $50) -- Note 19                                                 (75)
                                                                          --------     -------    -------

NET EARNINGS                                                              $    303     $ 1,153    $   357
                                                                          ========     =======    =======

EARNINGS PER COMMON SHARE
Earnings before cumulative effect of accounting change                    $   1.04     $  4.50    $  1.73
Cumulative effect of change in accounting for start-up costs -- Note 19                              (.30)
                                                                          --------     -------    -------

EARNINGS PER COMMON SHARE                                                 $   1.04     $  4.50    $  1.43
                                                                          ========     =======    =======

The accompanying notes are an integral part of these financial statements.


44 INTERNATIONAL PAPER

                           CONSOLIDATED BALANCE SHEET

------------------------------------------------------------------------------------------------
IN MILLIONS AT DECEMBER 31                                                      1996       1995
------------------------------------------------------------------------------------------------
ASSETS
Current Assets
   Cash and temporary investments                                             $   352    $   312
   Accounts and notes receivable, less allowances of $101 in 1996 and 1995      2,553      2,571
   Inventories                                                                  2,840      2,784
   Other current assets                                                           253        206
                                                                              -------    -------

Total Current Assets                                                            5,998      5,873
                                                                              -------    -------

Plants, Properties and Equipment, Net                                          13,217     10,997
Forestlands                                                                     3,342      2,803
Investments                                                                     1,178      1,420
Goodwill                                                                        2,748      1,355
Deferred Charges and Other Assets                                               1,769      1,529
                                                                              -------    -------
TOTAL ASSETS                                                                  $28,252    $23,977
                                                                              =======    =======

LIABILITIES AND COMMON SHAREHOLDERS' EQUITY
Current Liabilities
   Notes payable and current maturities of long-term debt                     $ 3,296    $ 2,283
   Accounts payable                                                             1,426      1,464
   Accrued liabilities                                                          1,172      1,116
                                                                              -------    -------

Total Current Liabilities                                                       5,894      4,863
                                                                              -------    -------

Long-Term Debt                                                                  6,691      5,946
Deferred Income Taxes                                                           2,768      1,974
Other Liabilities                                                               1,240        980
Minority Interest                                                               1,865      1,967
International Paper-Obligated Mandatorily Redeemable Preferred Securities
   of Subsidiary Trust Holding Solely International Paper Subordinated
   Debentures -- Note 8                                                           450        450
Commitments and Contingent Liabilities -- Note 11
Common Shareholders' Equity
   Common stock, $1 par value, issued at December 31, 1996 -- 300.8 shares,
        1995 -- 263.3 shares                                                      301        263
   Paid-in capital                                                              3,426      1,963
   Retained earnings                                                            5,639      5,627
                                                                              -------    -------

                                                                                9,366      7,853
    Less: Common stock held in treasury, at cost, 1996 -- 0.6 shares,
        1995 -- 2.3 shares                                                         22         56
                                                                              -------    -------

Total Common Shareholders' Equity                                               9,344      7,797
                                                                              -------    -------

TOTAL LIABILITIES AND COMMON SHAREHOLDERS' EQUITY                             $28,252    $23,977
                                                                              =======    =======

   The accompanying notes are an integral part of these financial statements.


                                                        INTERNATIONAL PAPER 45

                      CONSOLIDATED STATEMENT OF CASH FLOWS

------------------------------------------------------------------------------------------
IN MILLIONS FOR THE YEARS ENDED DECEMBER 31                1996        1995         1994
------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net earnings                                            $    303     $  1,153     $    357
Cumulative effect of accounting change                                                  75
Noncash items
  Gain on sale of partnership interest                      (592)
  Restructuring and asset impairment charges                 680
  Depreciation and amortization                            1,194        1,031          885
  Deferred income taxes                                      107          146           42
  Other, net                                                 133          (92)         (34)
Changes in current assets and liabilities
  Accounts and notes receivable                              192           45         (339)
  Inventories                                                174         (320)           8
  Accounts payable and accrued liabilities                  (433)         289          252
  Other                                                      (19)          (4)          (3)
                                                        --------     --------     --------

CASH PROVIDED BY OPERATIONS                                1,739        2,248        1,243
                                                        --------     --------     --------

INVESTMENT ACTIVITIES
Invested in capital projects                              (1,394)      (1,518)      (1,114)
Mergers and acquisitions, net of cash acquired            (1,527)      (1,168)        (357)
Consolidation of equity investment                                        241
Other                                                        (59)        (111)         (39)
                                                        --------     --------     --------

CASH USED FOR INVESTMENT ACTIVITIES                       (2,980)      (2,556)      (1,510)
                                                        --------     --------     --------

FINANCING ACTIVITIES
Issuance of common stock                                     100           66           67
Issuance of preferred securities by subsidiary trust                      450
Issuance of debt                                           1,909        1,055        1,059
Reduction of debt                                           (375)        (950)        (275)
Change in bank overdrafts                                    (23)          57         (115)
Dividends paid                                              (291)        (237)        (210)
Other                                                        (40)        (100)        (235)
                                                        --------     --------     --------

CASH PROVIDED BY FINANCING ACTIVITIES                      1,280          341          291
                                                        --------     --------     --------

EFFECT OF EXCHANGE RATE CHANGES ON CASH                        1            9            4
                                                        --------     --------     --------

CHANGE IN CASH AND TEMPORARY INVESTMENTS                      40           42           28

CASH AND TEMPORARY INVESTMENTS
Beginning of the year                                        312          270          242
                                                        --------     --------     --------

End of the year                                         $    352     $    312     $    270
                                                        ========     ========     ========

   The accompanying notes are an integral part of these financial statements.

46 INTERNATIONAL PAPER

              CONSOLIDATED STATEMENT OF COMMON SHAREHOLDERS' EQUITY

-------------------------------------------------------------------------------------------------------------------------------
IN MILLIONS, EXCEPT SHARE AMOUNTS IN THOUSANDS
-------------------------------------------------------------------------------------------------------------------------------
                                          Common Stock Issued                                   Treasury Stock            Total
                                                                                                                         Common
                                                                  Paid-In        Retained                          Shareholders'
                                          Shares      Amount      Capital(1)     Earnings      Shares      Amount        Equity
BALANCE,  JANUARY 1, 1994                254,574      $  254      $  1,577       $ 4,553        6,798       $ 159       $ 6,225
Issuance of stock for merger               1,638           2            14            11                                     27
Issuance of stock for various plans          276                        30                     (2,100)        (48)           78
Cash dividends -- Common stock
   ($.84 per share)                                                                 (210)                                  (210)
Foreign currency translation
   (less tax benefit of $70)                                            37                                                   37
Net earnings                                                                         357                                    357
                                         -------      ------      --------       -------       ------       -----       -------

BALANCE, DECEMBER 31, 1994               256,488         256         1,658         4,711        4,698         111         6,514
Issuance of stock for acquisitions           988           1            37                                                   38
Issuance of stock for various plans                                     27                     (2,445)        (55)           82
Conversion of subordinated
   debentures                              5,785           6           199                                                  205
Cash dividends -- Common stock
   ($.92 per share)                                                                 (237)                                  (237)
Foreign currency translation
   (less tax benefit of $66)                                            42                                                   42
Net earnings                                                                       1,153                                  1,153
                                         -------      ------      --------       -------       ------       -----       -------

BALANCE, DECEMBER 31, 1995               263,261         263         1,963         5,627        2,253          56         7,797
Issuance of stock for merger              35,348          35         1,368                                                1,403
Issuance of stock for various plans        2,215           3            67                     (2,567)        (70)          140
Repurchase of stock                                                                               868          36           (36)
Cash dividends -- Common stock
   ($1.00 per share)                                                                (291)                                  (291)
Foreign currency translation
   (less tax expense of $36)                                            28                                                   28
Net earnings                                                                         303                                    303
                                         -------      ------      --------       -------       ------       -----       -------

BALANCE, DECEMBER 31, 1996               300,824      $  301      $  3,426       $ 5,639          554       $  22       $ 9,344
                                         =======      ======      ========       =======       ======       =====       =======

(1) The cumulative foreign currency translation adjustment (in millions) was $(173), $(201) and $(243) at December 31, 1996, 1995 and 1994,
      respectively.

The accompanying notes are an integral part of these financial statements.


                                                          INTERNATIONAL PAPER 47

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

Consolidation

The consolidated financial statements include the accounts of International Paper Company and its subsidiaries (the Company). Minority interest represents minority shareholders' proportionate share of the equity in several of the Company's consolidated subsidiaries, primarily Carter Holt Harvey Limited, IP Timberlands, Ltd. (IPT), Zanders Feinpapiere AG, Georgetown Equipment Leasing Associates, L.P. and Trout Creek Equipment Leasing, L.P. All significant intercompany balances and transactions are eliminated. Investments in affiliated companies owned 20% to 50%, and the Company's investment in Scitex Corporation Ltd., where the Company has the ability to exercise significant influence, are accounted for by the equity method. The Company's share of affiliates' earnings is included in the consolidated statement of earnings. The results of Carter Holt Harvey are consolidated on a one-month-lag basis due to the availability of financial information.

Temporary Investments

Temporary investments with an original maturity of three months or less are treated as cash equivalents and are stated at cost, which approximates market.

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

Interest costs related to the development of certain long-term assets are capitalized and amortized over the related assets' estimated useful lives. The Company capitalized net interest costs of $67 million in 1996, $58 million in 1995 and $18 million in 1994. Interest payments made during 1996, 1995 and 1994 were $658 million, $603 million and $369 million, respectively. Total interest expense was $583 million in 1996, $542 million in 1995 and $371 million in 1994.

Forestlands

The Company, which currently owns 84% and 100% of IPT's Class A and Class B Units, respectively, controlled approximately 6.4 million acres of forestlands in the United States and, through its ownership of Carter Holt Harvey, approximately 800,000 acres of forestlands in New Zealand at December 31, 1996. Forestlands are stated at cost, less accumulated depletion representing the cost of timber harvested. Forestlands include owned property as well as certain timber harvesting rights with terms of one or more years. Costs attributable to timber are charged against income as trees are cut. The depletion rate charged is determined annually based on the relationship of remaining costs to estimated recoverable volume.

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

Amortization of Intangible Assets

Goodwill, the cost in excess of assigned value of businesses acquired, is amortized for periods of up to 40 years. Accumulated amortization was $296 million and $235 million at December 31, 1996 and 1995, respectively.

Revenue Recognition

The Company recognizes revenues when goods are shipped.

Earnings Per Common Share

Earnings per common share were computed on the basis of the following average number of shares outstanding (in millions): 1996-292.1, 1995-256.5 and 1994-249.7. The effect of all dilutive securities is immaterial.

Nature of the Company's Business

The Company is a worldwide producer of paper, packaging and forest products, all complemented by related specialty products and an extensive distribution system, with primary markets and manufacturing operations in the United States, Europe and the Pacific Rim. Substantially all of the Company's businesses have experienced and are likely to continue to experience cycles relating to available industry capacity and general economic conditions. For a further discussion of the Company's business, see pages


48 INTERNATIONAL PAPER

36 through 40 of management's discussion and analysis of financial condition and results of operations.

Financial Statements

The preparation of these financial statements in conformity with generally accepted accounting principles requires the use of management's estimates. For a further discussion of significant estimates and assumptions that affect the reported amounts of assets and liabilities and results of operations, and disclosure of contingent assets and liabilities, see the legal and environmental issues section on pages 39 and 40.

Reclassifications

Certain reclassifications have been made to prior-year amounts to conform with the current-year presentation.

Stock-Based Compensation

Stock options and other stock-based compensation awards are accounted for using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations.

--------------------------------------------------------------------------------
NOTE 2. INDUSTRY SEGMENT INFORMATION
--------------------------------------------------------------------------------

Financial information by industry segment and geographic area for 1996, 1995 and 1994 is presented on pages 37, 41 and 42.

--------------------------------------------------------------------------------
NOTE 3. RECENT ACCOUNTING PRONOUNCEMENTS
--------------------------------------------------------------------------------

The American Institute of Certified Public Accountants issued Statement of Position 96-1, "Environmental Remediation Liabilities" (the SOP), in October 1996. The SOP provides guidance concerning the recognition, measurement and disclosure of environmental remediation liabilities and is effective for fiscal years beginning after December 15, 1996. The Company will adopt the provisions of the SOP in 1997 and estimates that adoption will not have a material effect on its financial position or results of operations.

--------------------------------------------------------------------------------
NOTE 4. MERGERS AND ACQUISITIONS
--------------------------------------------------------------------------------

On March 12, 1996, the Company completed the merger with Federal Paper Board (Federal), a diversified forest and paper products company. Under the terms of the merger agreement, Federal shareholders received, at their election and subject to certain limitations, $55 in cash or a combination of cash and International Paper common stock worth $55 for each share of Federal common stock. To complete the merger, Federal shares were acquired for approximately $1.3 billion in cash and $1.4 billion in International Paper common stock, and approximately $800 million of debt was assumed.

In August 1996, the Company acquired Forchem, a tall oil and turpentine processor in Finland. In September 1996, Carter Holt Harvey acquired Forwood Products, the timber-processing business of the South Australian Government.

The consolidated balance sheet at December 31, 1996 includes preliminary purchase price allocations for Forchem and Forwood Products. Final allocations for these acquisitions will be completed in 1997.

In late April 1995, the Company acquired approximately 26% of Carter Holt Harvey, a New Zealand-based forest and paper products company for $1.1 billion. The acquisition increased International Paper's ownership to just over 50%. As a result, Carter Holt Harvey was consolidated into International Paper's financial statements beginning on May 1, 1995. Prior to this date, the equity accounting method was utilized. As a result of this consolidation, the Company's consolidated cash and temporary investments balance increased by $241 million, representing approximately 74% of Carter Holt Harvey's cash and temporary investments balance as of the acquisition date. This is reflected in the consolidated statement of cash flows as the consolidation of an equity investment. The acquisition of Carter Holt Harvey is presented net of 26% of its cash and temporary investments as of the acquisition date.

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

With the exception of Kirk Paper Corporation, which was accounted for as a pooling-of-interests, all of the 1996, 1995 and 1994 acquisitions were accounted for using the purchase method. The operating results of these mergers and acquisitions have been included in the consolidated statement of earnings from the dates of acquisition.

--------------------------------------------------------------------------------
NOTE 5. PRO FORMA FINANCIAL INFORMATION
--------------------------------------------------------------------------------

The following unaudited pro forma financial information reflects the combined results of the continuing operations of the Company and the 1996 acquisitions listed in Note 4.


                                                          INTERNATIONAL PAPER 49

The pro forma information is presented as if the transactions occurred as of the beginning of each respective year. The pro forma adjustments are based on available information, preliminary purchase price allocations and certain assumptions that the Company believes are reasonable. There can be no assurance that the assumptions and estimates would have been realized. The pro forma information does not purport to represent the Company's actual results of operations if the transactions described above would have occurred at the beginning of the respective years, nor is it indicative of the actual results since acquisition. In addition, the information may not be indicative of future results.
--------------------------------------------------------------------------------
In millions, except per share amounts,
 for the years ended December 31 (Unaudited)                   1996         1995
--------------------------------------------------------------------------------
Net Sales                                                   $20,500      $22,777
Net Earnings                                                    289        1,267
Earnings Per Common Share                                       .96         4.30

--------------------------------------------------------------------------------
NOTE 6. RESTRUCTURING AND ASSET IMPAIRMENT CHARGES
--------------------------------------------------------------------------------

In the first quarter of 1996, the Company adopted the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS No. 121). This statement requires that such assets be reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable and that such assets be reported at the lower of their carrying amount or fair value. The adoption of the provisions of this statement resulted in a pre-tax charge to earnings totaling $100 million as noted below.

Also in the first quarter of 1996, the Company's Board of Directors authorized a series of management actions to restructure and strengthen existing businesses that resulted in a pre-tax charge to earnings of $515 million ($362 million after taxes or $1.35 per share). The charge included $305 million for the write-off of certain assets, $100 million for asset impairments (related to the adoption of SFAS No. 121), $80 million in associated severance costs and $30 million of other expenses, including the cancellation of leases. Accruals for one-time cash costs, which include severance costs and other expenses, totaled $110 million. Approximately $34 million of these costs were incurred in 1996 and the remainder will be spent in 1997.

In the fourth quarter of 1996, the Company recorded a $165 million pre-tax charge ($105 million after taxes or $.35 per share) for the write-down of its investment in Scitex, a company that markets digital communication products, and to record its share of a restructuring charge announced by Scitex in November 1996.

--------------------------------------------------------------------------------
NOTE 7. GAIN ON SALE OF PARTNERSHIP INTEREST
--------------------------------------------------------------------------------

On March 29, 1996, IP Timberlands, Ltd. (IPT) completed the sale of a 98% general partnership interest in a subsidiary partnership that owns approximately 300,000 acres of forestlands located in Oregon and Washington. Included in the net assets of the partnership interest sold were forestlands, roads and $750 million of long-term debt. As a result of this transaction, International Paper recognized in its first-quarter consolidated results a $592 million pre-tax gain ($336 million after taxes and minority interest expense or $1.25 per share). IPT and International Paper retained nonoperating interests in the partnership.

--------------------------------------------------------------------------------
NOTE 8. PREFERRED SECURITIES OF SUBSIDIARY
--------------------------------------------------------------------------------

In the third quarter of 1995, International Paper Capital Trust (the Trust) issued $450 million of International Paper-obligated mandatorily redeemable preferred securities. The Trust is a wholly owned consolidated subsidiary of International Paper and its sole assets are International Paper 5 1/4% convertible subordinated debentures. The obligations of the Trust related to its preferred securities are fully and unconditionally guaranteed by International Paper. These preferred securities are convertible into International Paper common stock. Preferred securities distributions of $24 million were paid in 1996 and $10 million were paid in 1995.

--------------------------------------------------------------------------------
NOTE 9. SALE OF LIMITED PARTNERSHIP INTERESTS
--------------------------------------------------------------------------------

During 1993, the Company contributed assets with a fair market value of approximately $900 million to two newly formed limited partnerships, Georgetown Equipment Leasing Associates, L.P. and Trout Creek Equipment Leasing, L.P. These partnerships are separate and distinct legal entities from the Company and have separate assets, liabilities, business functions and operations. However, for accounting purposes, the Company continues to consolidate these assets, and the minority shareholders' interests are reflected as minority interest in the accompanying financial statements. The purpose of the partnerships is to invest in and manage a portfolio of assets including pulp and paper equipment used at the Georgetown, S.C., and Ticonderoga, N.Y., mills. This equipment is leased to the Company under long-term leases. Partnership assets also include floating rate notes, debentures and cash. During 1993, outside investors purchased a portion of the Company's limited partner interests for $132 million and also contributed an additional $33 million to one of these partnerships.


50 INTERNATIONAL PAPER

At December 31, 1996, the Company held aggregate general and limited partner interests totaling 83.5% in Georgetown Equipment Leasing Associates, L.P. and 81.4% in Trout Creek Equipment Leasing, L.P. The Company also held $378 million and $315 million of borrowings at December 31, 1996 and 1995, respectively, from these partnerships. These funds are being used for general corporate purposes.

--------------------------------------------------------------------------------
NOTE 10. INCOME TAXES
--------------------------------------------------------------------------------

The Company uses the asset and liability method of accounting for income taxes whereby deferred income taxes are recorded for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets and liabilities are revalued to reflect new tax rates in the periods rate changes are enacted.

The components of earnings before income taxes, minority interest and cumulative effect of an accounting change, and the provision for income taxes by taxing jurisdiction were:

--------------------------------------------------------------------------------
In millions                                      1996         1995         1994
--------------------------------------------------------------------------------
Earnings (losses)
 U.S.                                         $   815      $ 1,565      $   646
 Non-U.S.                                         (13)         463           69
                                              -------      -------      -------
Earnings before income taxes,
 minority interest and cumulative
 effect of accounting change                  $   802      $ 2,028      $   715
                                              =======      =======      =======
--------------------------------------------------------------------------------
In millions                                      1996         1995         1994
--------------------------------------------------------------------------------
Current tax provision
 U.S. federal                                 $   158      $   380      $   148
 U.S. state and local                               1           88           10
 Non-U.S.                                          64          105           36
                                              -------      -------      -------
                                                  223          573          194
                                              -------      -------      -------
Deferred tax provision
 U.S. federal                                     146          141           23
 U.S. state and local                              (3)          (6)          24
 Non-U.S.                                         (36)          11           (5)
                                              -------      -------      -------
                                                  107          146           42
                                              -------      -------      -------
Provision for income taxes                    $   330      $   719      $   236
                                              =======      =======      =======

The Company made income tax payments of $286 million, $413 million and $75 million in 1996, 1995 and 1994, respectively.

A reconciliation of income tax expense using the statutory U.S. income tax rate compared with the Company's actual income tax expense follows:

--------------------------------------------------------------------------------
In millions                                     1996         1995         1994
--------------------------------------------------------------------------------
Earnings before income taxes,
 minority interest and cumulative
 effect of accounting change                 $   802      $ 2,028      $   715
Statutory U.S. income tax rate                    35%          35%          35%
                                             -------      -------      -------
Tax expense using statutory
 U.S. income tax rate                            281          710          250
State and local taxes                             (1)          53           22
Non-U.S. tax rate differences                     37          (45)          (4)
Minority interest                                (37)         (32)         (14)
Goodwill                                          21            8            8
Net U.S. tax on non-U.S. dividends                54            3            2
Tax credits                                      (23)          (5)          (6)
Other, net                                        (2)          27          (22)
                                             -------      -------      -------
Provision for income taxes                   $   330      $   719      $   236
                                             -------      -------      -------
Effective income tax rate                         41%        35.5%          33%
                                             =======      =======      =======

The net deferred income tax liability as of December 31, 1996 and 1995 includes the following components:
--------------------------------------------------------------------------------
In millions                                                 1996           1995
--------------------------------------------------------------------------------
Current deferred tax asset                               $   107        $    86
Noncurrent deferred tax liability(1)                      (2,576)        (1,796)
                                                         -------        -------
Total                                                    $(2,469)       $(1,710)
                                                         =======        =======

(1) Net of $192 million and $178 million at December 31, 1996 and 1995, respectively, of noncurrent deferred tax assets.

The tax effects of significant temporary differences representing deferred tax assets and liabilities at December 31, 1996 and 1995 were as follows:
--------------------------------------------------------------------------------
In millions                                                  1996          1995
--------------------------------------------------------------------------------
Plants, properties and equipment                          $(2,332)      $(1,772)
Prepaid pension costs                                        (299)         (286)
Forestlands                                                  (622)         (176)
Postretirement benefit accruals                               174           166
Alternative minimum and other tax credits                     173            90
Non-U.S. net operating losses                                 148           146
Other                                                         289           122
                                                          -------       -------
Total                                                     $(2,469)      $(1,710)
                                                          =======       =======

The Company had net operating loss carryforwards applicable to non-U.S. subsidiaries of which $204 million expire in years 1998 through 2006 and $299 million can be carried forward indefinitely.

Deferred taxes are not provided for temporary differences of approximately $361 million, $501 million and $297 million as of December 31, 1996, 1995 and 1994, respectively, representing earnings of non-U.S. subsidiaries that are intended to be permanently reinvested. If these earnings were remitted, the Company believes that U.S. foreign tax credits would eliminate any significant impact on future income tax provisions.


                                                          INTERNATIONAL PAPER 51

--------------------------------------------------------------------------------
NOTE 11. COMMITMENTS AND CONTINGENT LIABILITIES
--------------------------------------------------------------------------------

The Company leases certain property, machinery and equipment under cancelable and noncancelable lease agreements. At December 31, 1996, total future minimum rental commitments under noncancelable leases were $470 million, due as follows:
1997-$129 million, 1998-$105 million, 1999-$83 million, 2000-$64 million,
2001-$45 million, and thereafter-$44 million. Rent expense was $198 million, $159 million and $124 million for 1996, 1995 and 1994, respectively.

Masonite Corporation, a subsidiary of the Company, and the Company are parties to a class action lawsuit in state court in Alabama purporting to represent plaintiffs who purchased Masonite hardboard siding since 1980. The suit alleges, among other things, that Masonite hardboard siding is inherently defective and that Masonite knowingly and falsely advertised and sold a defective product. Masonite and the Company are vigorously contesting the allegations.

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

--------------------------------------------------------------------------------
NOTE 12. SUPPLEMENTARY BALANCE SHEET INFORMATION
--------------------------------------------------------------------------------

Inventories by major category were:
--------------------------------------------------------------------------------
In millions at December 31                                      1996        1995
--------------------------------------------------------------------------------
Raw materials                                                 $  552      $  591
Finished pulp, paper and packaging products                    1,400       1,340
Finished lumber and panel products                               215         223
Operating supplies                                               397         343
Other                                                            276         287
                                                              ------      ------
Inventories                                                   $2,840      $2,784
                                                              ======      ======

The Company uses the last-in, first-out inventory method to value substantially all of its domestic inventories. Approximately 70% of the Company's total raw materials and finished products inventories were valued using this method. If the first-in, first-out method had been used, it would have increased total inventory balances by approximately $228 million, $227 million and $194 million at December 31, 1996, 1995 and 1994, respectively.

Plants, properties and equipment by major classification were:
--------------------------------------------------------------------------------
In millions at December 31                                    1996          1995
--------------------------------------------------------------------------------
Pulp, paper and packaging facilities
 Mills                                                     $16,386       $13,554
 Packaging plants                                            1,620         1,508
Wood products facilities                                     1,914         1,754
Other plants, properties and equipment                       2,811         2,597
                                                           -------       -------
Gross cost                                                  22,731        19,413
Less: Accumulated depreciation                               9,514         8,416
                                                           -------       -------
Plants, properties and equipment, net                      $13,217       $10,997
                                                           =======       =======

--------------------------------------------------------------------------------
NOTE 13. DEBT AND LINES OF CREDIT
--------------------------------------------------------------------------------

A summary of long-term debt follows:
--------------------------------------------------------------------------------
In millions at December 31                                      1996        1995
--------------------------------------------------------------------------------
8 7/8% to 10% debentures -- due 2011-2012                     $  325
8 7/8% to 9.7% notes -- due 2000-2004                            600      $  600
8 3/8% to 9 1/2% debentures -- due 2015-2024                     300         300
6 7/8% to 7 7/8% notes -- due 2000-2007                        1,223         798
6 7/8% to 8 1/8% notes -- due 2023-2024                          545         545
6 1/8%  notes -- due 2003                                        199         199
6.11% debentures                                                            750
5 7/8% Swiss franc debentures -- due 2001                        88          98
5 1/8% debentures -- due 2012                                    82          81
Floating rate notes -- due 1999(1)                              450
Medium-term notes -- due 1997-2009(2)                           664         516
Environmental and industrial development
 bonds -- due 1997-2020(3),(4)                                  981         916
Commercial paper and bank notes(5)                              727         581
Other(6)                                                        814         818
                                                             ------      ------
Total(7)                                                      6,998       6,202
Less: Current maturities                                        307         256
                                                             ------      ------
Long-term debt                                               $6,691      $5,946
                                                             ======      ======

(1) The weighted average interest rate on these notes was 6.2% in 1996 and is based on LIBOR.
(2) The weighted average interest rate on these notes was 7.5% in 1996 and 8.4% in 1995.
(3) The weighted average interest rate on these bonds was 5.8% in 1996 and 5.9% in 1995.
(4) Includes $323 million of bonds at both December 31, 1996 and 1995, which may be tendered at various dates and/or under certain circumstances.
(5) Includes $393 million in 1995 of non-U.S. dollar-denominated borrowings. The weighted average interest rate was 5.6% in 1996 and 5.3% in 1995.
(6) Includes $60 million in 1996 and $96 million in 1995 of French franc borrowings with a weighted average interest rate of 3.2% in 1996 and 4.9% in 1995, and $218 million in 1996 and $242 million in 1995 of German mark borrowings with a weighted average interest rate of 6.7% in 1996 and 1995.
(7) The fair market value was approximately $7.3 billion and $6.6 billion at December 31, 1996 and 1995, respectively.

At December 31, 1996 and 1995, the Company, including a non-U.S. subsidiary, classified $1.1 billion and $900 million, respectively, of tenderable bonds, commercial paper and bank notes as long-term debt. The Company and this subsidiary have the intent and ability to renew or convert these obligations through 1997 and into future periods.

Total maturities of long-term debt over the next five years are: 1997-$307 million, 1998-$228 million, 1999-$861 million, 2000-$1.5 billion and 2001-$621 million.


52 INTERNATIONAL PAPER

At December 31, 1996, the Company had unused bank lines of credit of approximately $2.9 billion. The lines generally provide for interest at market rates plus a margin based on the Company's current bond rating. The principal line, which is cancelable only if the Company's bond rating drops below investment grade, provides for $750 million of credit through January 2000, and has a facility fee of .10%, which is payable quarterly. A non-U.S. subsidiary of the Company also has a $600 million line of credit that supports its U.S. dollar commercial paper program. This line matures in June 2000 and has a facility fee of .1875%, which is payable quarterly.

At December 31, 1996, notes payable classified as current liabilities included $2.3 billion of non-U.S. dollar-denominated debt with a weighted average interest rate of 4.6%.

At December 31, 1996, the Company's total outstanding debt included approximately $3.2 billion of borrowings with interest rates that fluctuate based on market conditions and the Company's credit rating.

In July 1995, 5 3/4% convertible debentures were called by the Company and converted into 5.8 million shares of common stock.

--------------------------------------------------------------------------------
NOTE 14. FINANCIAL INSTRUMENTS
--------------------------------------------------------------------------------

The Company has a policy of financing a portion of its investments in overseas operations with borrowings denominated in the same currency as the investment or by entering into foreign exchange contracts in tandem with U.S. borrowings. The purpose of this activity is to provide a hedge against fluctuations in exchange rates.

Non-U.S. dollar-denominated debt totaling $2.3 billion was outstanding at December 31, 1996. Also outstanding were foreign exchange contracts totaling $2.1 billion, all having maturities of less than 360 days, as follows: French francs, $779 million; British pounds, $391 million; Australian dollars, $320 million; Spanish pesetas, $173 million; German marks, $159 million; Italian lira, $106 million; Swiss francs, $87 million; and contracts totaling $108 million in three other currencies. In addition, a non-U.S. subsidiary of the Company had outstanding foreign exchange contracts totaling $280 million that were denominated in U.S. dollars. The average amount of outstanding contracts during 1996 and 1995 was $1.9 billion and $1.2 billion, respectively. Gains and losses from these contracts, which are fully offset by gains and losses from the revaluation of the net assets being hedged, are determined monthly based on published currency exchange rates and are recorded as translation adjustments in common shareholders' equity.

The Company also utilizes foreign exchange contracts to hedge certain transactions denominated in foreign currencies, primarily export sales and equipment purchased from nonresident vendors. These contracts serve to protect the Company from currency fluctuations between the transaction date and settlement. Gains and losses on these contracts, along with offsetting gains and losses resulting from the revaluations of the underlying transactions, are recognized in earnings based on published currency exchange rates. At December 31, 1996, foreign exchange contracts totaling $557 million, all having maturities of less than 12 months, were outstanding as follows: Belgian francs, $191 million; German marks, $70 million; Dutch guilders, $67 million; Australian dollars, $66 million; British pounds, $41 million; French francs, $31 million; and contracts totaling $91 million in eight different currencies. Non-U.S. subsidiaries of the Company also had contracts outstanding of $114 million that were denominated in U.S. dollars. The average amount of outstanding contracts during 1996 and 1995 was $583 million and $486 million, respectively. Net gains and losses related to contracts outstanding at December 31, 1996 and 1995, were not significant.

The Company uses interest rate swap agreements to manage the composition of its fixed and floating rate debt portfolio. During 1996, the Company entered into interest rate swap agreements maturing in 1998 and 1999 under which it will receive interest at floating rates and pay interest at fixed rates based on a principal amount of $575 million. Also, in 1994, the Company used interest rate swap agreements involving the exchange of fixed or floating rate interest payments, without changing the underlying principal amounts, related to $600 million and $400 million of long-term debt having maturities ranging from 10 to 30 years.

A non-U.S. subsidiary of the Company uses cross-currency and interest rate swap agreements to manage the composition of its fixed and floating rate debt. Under a cross-currency agreement maturing in 2002, the subsidiary will receive $150 million and will pay 203 million Australian dollars. Interest is receivable at 7 5/8% and payable at floating rates. During 1996, the subsidiary entered into an interest rate swap agreement maturing in 1999 under which it will receive interest at floating rates and pay interest at fixed rates based on a principal amount of 65 million Australian dollars. Also outstanding at December 31, 1996 and 1995 were two interest rate swap agreements maturing in 1997 and 1998 under which the subsidiary will receive interest at floating rates and pay interest at fixed rates based on principal amounts of 100 million New Zealand dollars and 100 million Australian dollars, and two agreements maturing


                                                          INTERNATIONAL PAPER 53
in 2004 under which the subsidiary will receive interest at fixed rates and pay interest at floating rates based on a combined principal amount of $250 million.

The interest payments made or received pursuant to the swap agreements are included in interest expense. The impact on earnings and the Company's net liability under these agreements was not significant.

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

--------------------------------------------------------------------------------
NOTE 15. CAPITAL STOCK
--------------------------------------------------------------------------------

The authorized capital stock of the Company at December 31, 1996 and 1995 consisted of 400,000,000 shares of common stock, $1 par value; 400,000 shares of cumulative $4 nonredeemable preferred stock, without par value (stated value of $100 per share); and 8,750,000 shares of serial preferred stock, $1 par value. The serial preferred stock is issuable in one or more series by the Board of Directors without further shareholder action.

In the third quarter of 1995, the Company declared a two-for-one common stock split that was distributed to shareholders of record as of August 18, 1995. All share amounts have been retroactively adjusted for the effect of the common stock split. In addition, the quarterly dividend was raised $.04 to $.25 per common share on a split-adjusted basis.

The Company has stock rights under a Shareholder Rights Plan whereby each share of common stock has one right. Each right entitles shareholders to purchase one common share at an exercise price of $77.50. The rights will become exercisable 10 days after anyone acquires or tenders for 20% or more of the Company's common stock. If, thereafter, anyone acquires 30% or more of the common stock, or a 20% or more owner combines with the Company in a reverse merger in which the Company survives and its common stock is not changed, each right will entitle its holder to purchase Company common stock with a value of twice the $77.50 exercise price. If, following an acquisition of 20% or more of the common stock, the Company is acquired in a merger or sells 50% of its assets or earnings power, each right will entitle its holder to purchase stock of the acquiring company with a value of twice the $77.50 exercise price.

--------------------------------------------------------------------------------
NOTE 16. RETIREMENT PLANS
--------------------------------------------------------------------------------

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

Net periodic pension income for the Company's qualified and nonqualified defined benefit plans comprised the following:

--------------------------------------------------------------------------------
In millions                                      1996         1995         1994
--------------------------------------------------------------------------------
Service cost-benefits earned
 during the period                            $   (61)     $   (39)     $   (54)
Interest cost on projected benefit
 obligation                                      (192)        (170)        (151)
Actual return on plan assets                      372          477            7
Net amortization and deferrals                    (47)        (193)         275
                                              -------      -------      -------
Net periodic pension income                   $    72      $    75      $    77
                                              =======      =======      =======

The actuarial assumptions used in determining net periodic pension income for the years presented were:

--------------------------------------------------------------------------------
                                                1996       1995       1994
--------------------------------------------------------------------------------
Discount rate                                    7.25%      8.75%      7.25%
Expected long-term return on
 plan assets                                     10.0%      10.0%      10.0%
Weighted average rate of increase
 in compensation levels                          4.25%      4.75%      4.0%

The discount rates and the rates of increase in future compensation levels used to determine the projected benefit obligations at December 31, 1996 were 7.5% and 4.5%, respectively, and at December 31, 1995 were 7.25% and 4.25%, respectively.

The following table presents the funded status of the Company's U.S. pension plans and the amounts reflected in the accompanying consolidated balance sheet:


54 INTERNATIONAL PAPER

--------------------------------------------------------------------------------
In millions at December 31                                      1996       1995
--------------------------------------------------------------------------------
Actuarial present value of benefit obligations
 Vested benefits                                             $ 2,420    $ 2,080
                                                             -------    -------
 Accumulated benefit obligation                              $ 2,558    $ 2,203
                                                             -------    -------
Projected benefit obligation(1)                              $ 2,745    $ 2,376
Plan assets at fair value                                      3,355      2,896
                                                             -------    -------
Plan assets in excess of projected benefit obligation            610        520
Unrecognized net loss                                             92        170
Balance of unrecorded transition asset                           (55)       (82)
Other                                                             42         44
                                                             -------    -------
Prepaid pension cost                                         $   689    $   652
                                                             =======    =======

(1) Includes nonqualified unfunded plans with projected benefit obligations of approximately $76 million and $45 million at December 31, 1996 and 1995, respectively.

Plan assets are held primarily in master trust accounts and comprise the following:

--------------------------------------------------------------------------------
In millions at December 31                                    1996          1995
--------------------------------------------------------------------------------
Cash reserves                                               $   44        $   45
Fixed income securities                                      1,159         1,003
Diversified equities                                         1,449         1,192
International Paper common stock                               422           394
Real estate                                                    117           113
Other                                                          164           149
                                                            ------        ------
Total plan assets                                           $3,355        $2,896
                                                            ======        ======

Non-U.S. Defined Benefit Plans

Generally, the Company's non-U.S. pension plans are funded using the projected benefit as a target, except in certain countries where funding of benefit plans is not required. Net periodic pension expense for the Company's non-U.S. pension plans was immaterial for 1996, 1995 and 1994.

The following table presents the funded status of the Company's non-U.S. pension plans and the amounts reflected in the accompanying consolidated balance sheet. Plan assets are composed principally of common stocks and fixed income securities.

--------------------------------------------------------------------------------
In millions at December 31                                       1996      1995
--------------------------------------------------------------------------------
Actuarial present value of benefit obligations
 Vested benefits                                                $ 367     $ 338
                                                                -----     -----
 Accumulated benefit obligation                                 $ 382     $ 365
                                                                -----     -----
Projected benefit obligation (1)                                $ 473     $ 446
Plan assets at fair value                                         511       477
                                                                -----     -----
Plan assets in excess of projected benefit obligation              38        31
Unrecognized net gain                                             (12)      (21)
Balance of unrecorded transition asset                            (34)      (35)
Other                                                               4         5
                                                                -----     -----
Pension liability                                               $  (4)    $ (20)
                                                                =====     =====

(1) The weighted average discount rate and the weighted average rate of compensation increase used to measure the projected benefit obligation were 7.08% (6.93% in 1995) and 4.99% (4.65% in 1995), respectively.

Other Plans

The Company sponsors several defined contribution plans to provide substantially all U.S. salaried and certain hourly employees of the Company an opportunity to accumulate personal funds for their retirement. Contributions may be made on a before-tax basis to substantially all of these plans.

As determined by the provisions of each plan, the Company matches the employees' basic voluntary contributions. Company matching contributions to the plans were approximately $42 million, $38 million and $36 million for the plan years ending in 1996, 1995 and 1994, respectively. The net assets of these plans approximated $1.8 billion as of the 1996 plan year-end.

--------------------------------------------------------------------------------
NOTE 17. POSTRETIREMENT BENEFITS
--------------------------------------------------------------------------------

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

The components of postretirement benefit expense in 1996, 1995 and 1994 were as follows:

--------------------------------------------------------------------------------
In millions                                          1996       1995       1994
--------------------------------------------------------------------------------
Service cost-benefits earned during
 the period                                          $  7       $  6       $  8
Interest cost on accumulated post-
 retirement benefit obligation                         25         26         23
Net amortization of plan amendments                   (17)       (18)       (16)
                                                     -----      -----      -----
Net postretirement benefit cost                      $ 15       $ 14       $ 15
                                                     =====      =====      =====

The accumulated postretirement benefit obligation, included in other liabilities in the accompanying consolidated balance sheet, comprises the following components:

--------------------------------------------------------------------------------
In millions at December 31                                       1996      1995
--------------------------------------------------------------------------------
Retirees                                                        $ 251     $ 250
Fully eligible active plan participants                            22        17
Other active plan participants                                     85        76
                                                                -----     -----
Total accumulated postretirement benefit obligation               358       343
Unrecognized net loss                                             (30)      (57)
Unrecognized effect of plan amendments                             58        78
                                                                -----     -----
Accrued postretirement benefit obligation                       $ 386     $ 364
                                                                =====     =====


                                                          INTERNATIONAL PAPER 55

Future benefit costs were estimated assuming medical costs would increase at a 9.5% annual rate, decreasing to a 5% annual growth rate ratably over the next seven years and then remaining at a 5% annual growth rate thereafter. A 1% increase in this annual trend rate would have increased the accumulated postretirement benefit obligation at December 31, 1996 by $24 million, with an immaterial effect on 1996 postretirement benefit expense. The weighted average discount rate used to estimate the accumulated postretirement benefit obligation at December 31, 1996 was 7.5% compared with 7.25% at December 31, 1995.

--------------------------------------------------------------------------------
NOTE 18. INCENTIVE PLANS
--------------------------------------------------------------------------------

The Company has a Long-Term Incentive Compensation Plan that includes a Stock Option Plan, a Restricted Performance Share Plan, and an Executive Continuity Award Plan, administered by a committee of nonemployee members of the Board of Directors who are not eligible for awards. The plan allows stock appreciation rights to be awarded, although none were awarded in 1996, 1995 or 1994.

The Company applies the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans and the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), which was adopted in 1996. Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's stock-based compensation plans been determined consistent with the provisions of SFAS No. 123, the Company's net earnings and earnings per common share would have been reduced to the pro forma amounts indicated below:

--------------------------------------------------------------------------------
In millions, except per share amounts                     1996     1995     1994
--------------------------------------------------------------------------------
Net Earnings
 As reported                                             $ 303   $1,153    $ 357
 Pro forma                                                 291    1,143      351
Earnings Per Common Share
 As reported                                             $1.04   $ 4.50    $1.43
 Pro forma                                                1.00     4.46     1.41

The effect on 1996, 1995 and 1994 pro forma net earnings and earnings per common share of expensing the estimated fair value of stock options is not necessarily representative of the effect on reported earnings for future years due to the vesting period of stock options and the potential for issuance of additional stock options in future years.

Stock Option Plan

Initial stock options are normally granted in January of each year. The option price is the market price of the stock at the date of grant. Options are immediately exercisable under the plan; however, the underlying shares cannot be sold and carry profit forfeiture provisions during the initial four years following grant. Upon exercise of an option, a replacement option may be granted with the exercise price equal to the current market price and with a term extending to the expiration date of the original option.

For purposes of the pro forma disclosure above, the fair value of each option grant has been estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1996, 1995 and 1994, respectively.

--------------------------------------------------------------------------------
                                                  1996          1995       1994
--------------------------------------------------------------------------------
Initial Options(1)
 Risk-free interest rate                          5.45%         7.80%      4.88%
 Price volatility                                22.18%        22.15%     21.70%
 Dividend yield                                   2.72%         2.44%      2.61%
 Expected term in years                           4.74          4.74       4.74

Replacement Options(2)
 Risk-free interest rate                          6.38%         5.91%      6.80%
 Price volatility                                22.18%        22.15%     21.70%
 Dividend yield                                   2.68%         2.34%      2.45%
 Expected term in years                           2.97          2.97       2.97

(1) The average fair values of initial option grants during 1996, 1995 and 1994 were $8.37, $10.33 and $7.52, respectively.
(2) The average fair values of replacement option grants during 1996, 1995 and 1994 were $6.82, $7.23 and $6.72, respectively.

A summary of the status of the Stock Option Plan as of December 31, 1996, 1995 and 1994, and changes during the years ended on those dates is presented below:

                                                                Weighted Average
                                                                        Exercise
                                                      Options(1)           Price
--------------------------------------------------------------------------------
Outstanding at 1/1/94                                  7,481,026          $29.95
 Granted                                               2,706,540           36.99
 Exercised                                            (1,559,030)          27.72
 Forfeited                                              (231,668)          33.82
                                                     -----------          ------
Outstanding at 12/31/94                                8,396,868           32.41
 Granted                                               3,196,311           40.03
 Exercised                                            (2,069,022)          30.09
 Forfeited                                              (262,044)          35.64
                                                     -----------          ------
Outstanding at 12/31/95                                9,262,113           35.44
 Granted(2)                                            4,234,695           35.42
 Exercised                                            (2,091,942)          30.39
 Forfeited                                              (460,321)          36.89
                                                     -----------          ------
Outstanding at 12/31/96                               10,944,545           36.53
                                                     ===========          ======

(1) This table does not include Executive Continuity Award tandem options described below. No fair value is assigned to these options under SFAS No.
      123. The tandem restricted shares accompanying these options are expensed over their vesting periods.
(2) At acquisition, outstanding Federal Paper Board options that were not paid in cash were converted to 797,776 options of International Paper with a fair value of $20.58 per option. The fair value for all acquired options was included in the purchase price that has been allocated to acquired assets and liabilities.


56 INTERNATIONAL PAPER

The following table summarizes information about stock options outstanding at December 31, 1996:


                            Options Outstanding and Exercisable
                            -----------------------------------
                         Number  Weighted Average    Weighted Average
Range of         Outstanding at         Remaining            Exercise
Exercise Prices        12/31/96              Life               Price
--------------------------------------------------------------------------------
$17-$34               2,047,036               4.4              $26.85
$34-$37               2,566,018               5.3              $35.79
$37-$39               2,210,578               5.9              $38.52
$39-$40               2,165,362               7.1              $39.20
$40-$46               1,955,551               3.1              $42.43

Restricted Performance Share Plan

Under the Restricted Performance Share Plan, contingent awards of Company common stock are granted by the committee. Awards are earned if the Company's financial performance over a five-year period meets or exceeds that of other forest products companies using standards determined by the committee.

The following summarizes the activity of the Restricted Performance Share Plan for the three years ending December 31, 1996:

--------------------------------------------------------------------------------
                                                                        Shares
--------------------------------------------------------------------------------
   Outstanding at 1/1/94                                                650,192
    Granted                                                             261,207
    Issued                                                             (183,719)
    Forfeited                                                           (37,668)
                                                                       --------
   Outstanding at 12/31/94                                              690,012
    Granted                                                             360,701
    Issued                                                             (211,648)
    Forfeited                                                           (28,101)
                                                                       --------
   Outstanding at 12/31/95                                              810,964
    Granted                                                             424,264
    Issued                                                             (190,660)
    Forfeited                                                           (85,178)
                                                                       --------
   Outstanding at 12/31/96                                              959,390
                                                                       ========

Executive Continuity Award Plan

The Executive Continuity Award Plan provides for the granting of tandem awards of restricted stock and/or nonqualified stock options to key executives. Grants are restricted and awards conditioned on attainment of specified age and years of service requirements. Exercise of a tandem stock option results in the cancellation of the related restricted shares.

The following summarizes the activity of the Executive Continuity Award Plan for the three years ending December 31, 1996:

--------------------------------------------------------------------------------
                                                                        Shares
--------------------------------------------------------------------------------
   Outstanding at 1/1/94                                                389,000
    Granted                                                             116,000
    Issued                                                              (22,000)
    Forfeited                                                            (6,000)
                                                                       --------
   Outstanding at 12/31/94                                              477,000
    Granted                                                              28,000
    Forfeited(1)                                                        (26,000)
                                                                       --------
   Outstanding at 12/31/95                                              479,000
    Granted                                                             136,650
    Forfeited(1)                                                       (132,000)
                                                                       --------
   Outstanding at 12/31/96                                              483,650
                                                                       ========

(1) Includes restricted shares canceled when tandem stock options were exercised. In 1996 and 1995, 400,000 and 120,000 tandem stock options were exercised, respectively.

At December 31, 1996 and 1995, a total of 7.9 million and 10.8 million shares, respectively, were available for grant under the Long-Term Incentive Compensation Plan.

The compensation cost that has been charged to earnings for the performance-based plans was $13 million, $14 million and $9 million for 1996, 1995 and 1994, respectively.

--------------------------------------------------------------------------------
NOTE 19. START-UP COSTS
--------------------------------------------------------------------------------

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


                                                          INTERNATIONAL PAPER 57

                          ELEVEN-YEAR FINANCIAL SUMMARY

---------------------------------------------------------------------------------------
  DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS AND STOCK PRICES
                                                     1996           1995         1994
---------------------------------------------------------------------------------------
RESULTS OF OPERATIONS
   Net sales                                        $20,143        $19,797     $ 14,966
   Costs and expenses, excluding interest            19,403         17,276       13,902
   Earnings before income taxes, minority
    interest, extraordinary item
    and cumulative effect of accounting changes         802(1)       2,028          715(2)
   Minority interest expense, net of taxes              169(1)         156           47
   Extraordinary item
   Cumulative effect of accounting changes                                          (75)
   Net earnings                                         303(1)       1,153          357(2)
   Earnings applicable to common shares                 303(1)       1,153          357(2)
                                                    -------        -------     --------
FINANCIAL POSITION
   Working capital                                  $   104        $ 1,010     $    796
   Plants, properties and equipment, net             13,217         10,997        9,139
   Forestlands                                        3,342          2,803          802
   Total assets                                      28,252         23,977       17,836
   Long-term debt                                     6,691          5,946        4,464
   Common shareholders' equity                        9,344          7,797        6,514
                                                    -------        -------     --------
PER SHARE OF COMMON STOCK(8)
   Earnings before extraordinary item and
    cumulative effect of accounting changes         $ 1.04(1)     $  4.50     $   1.73(2)
   Extraordinary item
   Cumulative effect of accounting changes                                         (.30)
   Earnings                                            1.04(1)        4.50         1.43(2)
   Cash dividends                                      1.00            .92          .84
   Common shareholders' equity                        31.13          29.87        25.87
                                                    -------        -------     --------
COMMON STOCK PRICES(8)
   High                                              44 5/8         45 3/4       40 1/4
   Low                                               35 5/8         34 1/8       30 3/8
   Year-end                                          40 1/2         37 7/8       37 3/4
                                                    -------        -------     --------
FINANCIAL RATIOS
   Current ratio                                        1.0            1.2          1.2
   Total debt to capital ratio                         38.9           38.5         41.2
   Return on equity                                     3.4(1),(9)    16.1          5.6(2),(9)
   Return on capital employed                           3.7(1),(9)     9.2          4.1(2),(9)
                                                    -------        -------     --------
CAPITAL EXPENDITURES                                $ 1,394        $ 1,518     $  1,114
                                                    -------        -------     --------
NUMBER OF EMPLOYEES                                  87,000         81,500       70,000
                                                    =======        =======     ========

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


58 INTERNATIONAL PAPER

-------------------------------------------------------------------------------------------------------------
    1993             1992            1991           1990           1989        1988        1987        1986
-------------------------------------------------------------------------------------------------------------
$ 13,685         $ 13,598         $12,703        $12,960        $11,378     $ 9,587     $ 7,800     $ 5,540
  12,837           13,125(4)       11,695(5)      11,695(6)       9,739       8,199       6,930       5,010

     538              226(4)          693(5)         988(6)       1,434       1,223         703         474
      36               15              42             33             26          22          21          20
                       (6)
                      (50)           (215)
     289(3)            86(4)          184(5)         569(6)         864         754         407         305
     289(3)            86(4)          184(5)         569(6)         845         733         387         284
--------         --------         -------        -------        -------     -------     -------     -------

$    472         $   (165)(7)     $   404        $   784        $   366     $   781     $   657     $   296
   8,872            8,884           7,848          7,287          6,238       5,456       5,125       4,788
     786              759             743            751            764         772         780         783
  16,631           16,516          14,941         13,669         11,582       9,462       8,710       7,848
   3,601            3,096           3,351          3,096          2,324       1,853       1,937       1,764
   6,225            6,189           5,739          5,632          5,147       4,557       4,052       3,664

$   1.17(3)      $    .58(4)      $  1.80(5)     $  2.61(6)     $  3.86     $  3.28     $  1.84     $  1.45
                     (.02)
                     (.21)           (.97)
    1.17(3)           .35(4)          .83(5)        2.61(6)        3.86        3.28        1.84        1.45
     .84              .84             .84            .84            .77         .64         .60         .60
   25.12            25.23           25.52          25.67          23.67       20.57       18.18       17.52
--------         --------         -------        -------        -------     -------     -------     -------

  35               39 1/4          39 1/8         29 7/8         29 3/8      24 3/4      28 7/8      20
  28 3/8           29 1/4          25 1/4         21 3/8         22 5/8      18 1/4      13 1/2      12 1/8
  33 7/8           33 3/8          35 3/8         26 3/4         28 1/4      23 1/4      21 1/8      18 3/4
--------         --------         -------        -------        -------     -------     -------     -------

     1.1              .96(7)          1.1            1.2            1.1         1.5         1.4         1.2
    38.5             38.0            39.1           36.1           33.9        25.8        31.6        31.2
     4.7(3),(9)       1.4(4),(9)      3.2(5)        10.5(6)        17.8        17.0        10.0         8.3
     4.0(3),(9)       1.2(4),(9)      3.7(5)         7.5(6)        12.3        13.6         9.9         7.8
--------         --------         -------        -------        -------     -------     -------     -------
$    954         $  1,368         $ 1,197        $ 1,267        $   887     $   645     $   603     $   576
--------         --------         -------        -------        -------     -------     -------     -------
  72,500           73,000          70,500         69,000         63,500      55,500      45,500      44,000
========         ========         =======        =======        =======     =======     =======     =======

(1) Includes a pre-tax restructuring and asset impairment charge of $515 million ($362 million after taxes or $1.35 per share), a $592 million pre-tax gain on the sale of a partnership interest ($336 million after taxes and minority interest expense or $1.25 per share) and a $165 million pre-tax charge ($105 million after taxes or $.35 per share) for the write-down of the investment in Scitex.
(2) Includes $17 million ($10 million after taxes or $.04 per share) of additional earnings related to the change in accounting for start-up costs.
(3) Includes $25 million ($.10 per share) of additional income tax expense to revalue deferred tax balances to reflect the increase in the U.S. statutory federal income tax rate.
(4) Includes restructuring and other charges totaling $398 million ($263 million after taxes or $1.08 per share).
(5) Includes a $60 million pre-tax restructuring charge ($37 million after taxes or $.17 per share) and additional expenses related to the adoption of SFAS No. 106 of $25 million ($16 million after taxes or $.07 per share).
(6) Includes a $212 million pre-tax restructuring charge ($137 million after taxes or $.63 per share).
(7) Reflects increase in short-term versus long-term borrowings due to favorable interest rates.
(8) Per share data and common stock prices have been adjusted to reflect two-for-one stock splits in September 1995 and May 1987.
(9) Return on equity was 4.8% and return on capital employed was 4.0% in 1996 before the restructuring and asset impairment charge, the gain on sale of the partnership interest and the write-down of the investment in Scitex. Return on equity was 6.7% and return on capital employed was 4.9% in 1994 before the accounting change. Return on equity was 5.1% and return on capital employed was 4.0% in 1993 before the additional income tax expense. Return on equity was 6.3% and return on capital employed was 4.5% in 1992 before the accounting change, extraordinary item, and restructuring and other charges.


                                                          INTERNATIONAL PAPER 59

                      INTERIM FINANCIAL RESULTS (UNAUDITED)



----------------------------------------------------------------------------------------------------
IN MILLIONS, EXCEPT PER SHARE AMOUNTS AND STOCK PRICES
                                                          QUARTER

                                         FIRST         SECOND     THIRD      FOURTH          YEAR
----------------------------------------------------------------------------------------------------
1996
    Net Sales                            $4,798        $5,093     $5,108     $ 5,144         $20,143
    Gross Margin(1)                       1,242         1,322      1,348       1,330           5,242
    Earnings Before Income Taxes and
     Minority Interest                      336(2)        217        227          22(3)          802(2),(3)
    Net Earnings (Loss)                      98(2)         99        111          (5)(3)         303(2),(3)

    Per Share of Common Stock
     Earnings (Loss)                     $  .36(2)     $  .33     $  .37     $  (.02)(3)       $1.04(2),(3)
     Dividends                              .25           .25        .25         .25            1.00

    Common Stock Prices
     High                                41 1/2        43 3/8     44 5/8      44              44 5/8
     Low                                 35 5/8        36 7/8     36 3/4      38 3/4          35 5/8

1995
    Net Sales                            $4,492        $5,084     $5,145     $ 5,076         $19,797
    Gross Margin(1)                       1,268         1,552      1,579       1,502           5,901
    Earnings Before Income Taxes and
     Minority Interest                      406           554        591         477           2,028
    Net Earnings                            246           316        328         263           1,153

    Per Share of Common Stock(4)
     Earnings                            $  .97        $ 1.25     $ 1.27     $  1.01         $  4.50
     Dividends                              .21           .21        .25         .25             .92

    Common Stock Prices(4)
     High                                39 7/8        43 3/8     45 3/4      42              45 3/4
     Low                                 35 1/8        36         40 1/4      34 1/8          34 1/8

(1)   Gross margin represents net sales less cost of products sold.
(2) Includes a pre-tax restructuring and asset impairment charge of $515 million ($362 million after taxes or $1.35 per share) and a $592 million pre-tax gain on the sale of a partnership interest ($336 million after taxes and minority interest expense or $1.25 per share).
(3) Includes a $165 million pre-tax charge ($105 million after taxes or $.35 per share) for the write-down of the investment in Scitex.
(4) Per share amounts and common stock prices adjusted for the two-for-one stock split in September 1995.


60 INTERNATIONAL PAPER

BOARD OF DIRECTORS

"We appreciate the ongoing leadership of our distinguished Board of Directors, who provide International Paper with sound counsel, a broad perspective and judgment based on extensive experience."

[Photograph -- Appendix B No. 65]

STANDING IN THE BACK ROW FROM LEFT TO RIGHT: ROGER B. SMITH, JOHN A. GEORGES, PATRICK F. NOONAN, ROBERT J. EATON, THOMAS C. GRAHAM, JOHN R. KENNEDY, CHARLES
R. SHOEMATE. SEATED IN THE MIDDLE ROW FROM LEFT TO RIGHT: C. WESLEY SMITH, EDMUND T. PRATT, JR., ARTHUR G. HANSEN. SEATED IN THE FRONT ROW FROM LEFT TO
RIGHT: STANLEY C. GAULT, WILLARD C. BUTCHER, JANE C. PFEIFFER, JOHN T. DILLON, DONALD F. MCHENRY.


                                                         INTERNATIONAL PAPER  61

                         DIRECTORS AND SENIOR MANAGEMENT

DIRECTORS

WILLARD C. BUTCHER (1)(3)(4)(5)*
Retired Chairman and
Chief Executive Officer
The Chase Manhattan Bank, N.A.

JOHN T. DILLON (2)*(3)(6)
Chairman and
Chief Executive Officer
International Paper

ROBERT J. EATON (4)(7)
Chairman, President and
Chief Executive Officer
Chrysler Corporation

STANLEY C. GAULT (2)(4)*(7)
Retired Chairman and
Chief Executive Officer
The Goodyear Tire &
Rubber Company

JOHN A. GEORGES (2)(3)(6)
Retired Chairman and
Chief Executive Officer
International Paper

THOMAS C. GRAHAM (2)(4)(7)*
Retired Chairman of the Board
AK Steel Corporation

ARTHUR G. HANSEN (1)(7)
Educational Consultant

JOHN R. KENNEDY (1)(7)
Retired Chairman and
Chief Executive Officer
Federal Paper Board

DONALD F. MCHENRY (3)(5)(6)*
University Research
Professor of Diplomacy
and International Affairs
Georgetown University

PATRICK F. NOONAN (1)(6)(7)
Chairman and
Chief Executive Officer
The Conservation Fund

JANE C. PFEIFFER (1)*(5)(6)
Management Consultant

EDMUND T. PRATT, JR. (2)(3)*(4)(5)
Retired Chairman and
Chief Executive Officer
Pfizer Inc.

CHARLES R. SHOEMATE (4)(5)
Chairman, President and
Chief Executive Officer
CPC International, Inc.

C. WESLEY SMITH (6)(7)
Executive Vice President
Printing Papers
International Paper

ROGER B. SMITH (1)(3)(6)
Retired Chairman and
Chief Executive Officer
General Motors Corporation

(1) Audit Committee
(2) Executive Committee
(3) Finance Committee
(4) Management Development and
    Compensation Committee
(5) Nominating Committee
(6) Public and Legal Affairs Committee
(7) Environment, Health and Technology
    Committee
  * Committee Chairperson

SENIOR MANAGEMENT

JOHN T. DILLON
Chairman and
Chief Executive Officer

W. MICHAEL AMICK
Executive Vice President
Forest Products and
Industrial Packaging

JAMES P. MELICAN
Executive Vice President
Legal and External Affairs

DAVID W. OSKIN
Executive Vice President
Consumer Packaging and
Specialty Industrial Papers

C. WESLEY SMITH
Executive Vice President
Printing Papers

MILAN J. TURK
Executive Vice President
Specialty Businesses

ROBERT M. AMEN
President
International Paper
Europe

ROBERT M. BYRNES
Senior Vice President
Human Resources

THOMAS E. COSTELLO
Senior Vice President
Distribution Business

MARIANNE M. PARRS
Senior Vice President and
Chief Financial Officer

RICHARD B. PHILLIPS
Senior Vice President
Technology


62 INTERNATIONAL PAPER

SENIOR MANAGEMENT
(CONTINUED)

DAVID A. BAILEY
President
International Paper
Poland

ROBERT G. BELL
Vice President
Environment, Health & Safety

E. WILLIAM BOEHMLER
Vice President and Treasurer

WILLIAM P. CRAWFORD
Vice President
Logistics

HANS PETER DAROCZI
Vice President
International Container

C. CATO EALY
Vice President
Business Development
and Planning

JOHN V. FLYNN
President
International Paper CIS

HARTWIG GEGINAT
Chairman and
Chief Executive Officer
Zanders

THOMAS E. GESTRICH
Vice President
Bleached Board

PHILLIP S. GIARAMITA
Vice President
Corporate Communications

MARK O. GODBOLD
Auditor

JAMES W. GUEDRY
Vice President and
Corporate Secretary

EVANS A. HEATH
Vice President
Liquid Packaging

PAUL HERBERT
Chief Operating Officer
Zanders

ROBERT M. HUNKELER
Vice President
Investments

ROBERT L. JANDA
Vice President
Manufacturing
Printing Papers

THOMAS C. JORLING
Vice President
Environmental Affairs

JEFFREY F. KASS
Vice President, Sales
Printing Papers

EDWARD J. KOBACKER
President, IP Forest
Resources Company

HARRY G. LAMBROUSSIS
President
International Paper
Latin/South America

PETER F. LEE
Vice President
Research and Development

NEWLAND A. LESKO
Vice President
Coated and Bristol Papers

ANDREW R. LESSIN
Vice President and
Controller

WILLIAM B. LYTTON
Vice President and
General Counsel

GERALD C. MARTERER
President
International Paper
Asia

ARTHUR W. MCGOWEN
Vice President
Wood Products

JEAN-PHILIPPE MONTEL
Chairman and
Chief Executive Officer
Aussedat Rey

KARL W. MOORE
Vice President and
Chief Information Officer

JOSEPH R. RIMSTIDT
Vice President
Quality Management

R. MICHAEL ROSS
Vice President
Container

GERHARD H. SEBLATNIGG
Chief Financial Officer
Zanders

WILLIAM H. SLOWIKOWSKI
Vice President
Imaging Products

BENNIE R. SMITH
Vice President
Containerboard and Kraft

RICHARD M. SMITH
Vice President
Business Papers

MANCO L. SNAPP
President
Masonite

W. DENNIS THOMAS
Vice President
Government Relations

TOBIN J. TREICHEL
Vice President
Tax

CAROL S. TUTUNDGY
Vice President
Investor Relations


                                                          INTERNATIONAL PAPER 63

                             SHAREHOLDER INFORMATION

CORPORATE HEADQUARTERS
International Paper
Two Manhattanville Road
Purchase, NY 10577
914-397-1500

ANNUAL MEETING

The next annual meeting of shareholders will be held at 9:00 a.m., Thursday, May 8, 1997, at the Swissotel, 323 E. Wacker Drive, Chicago, IL.

TRANSFER AGENT

For services regarding your account such as change of address, lost certificates or dividend checks, change in registered ownership, or the dividend reinvestment program, write or call:

ChaseMellon Shareholder Services L.L.C.
85 Challenger Road
Overpeck Centre
Ridgefield Park, NJ 07660
800-678-8715

STOCK EXCHANGE LISTINGS

Common shares (symbol: IP) are traded on the following exchanges: New York, Basel, Geneva, Lausanne, Zurich and Amsterdam. International Paper options are traded on the Chicago Board of Options Exchange.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

Under our plan you may invest all or a portion of your dividends, and you may purchase up to $20,000 of additional shares each year. The Company pays all brokerage commissions and fees. You may also deposit your certificates with the transfer agent for safekeeping. For a copy of the plan prospectus, call or write to the Corporate Secretary at corporate headquarters.

INDEPENDENT PUBLIC ACCOUNTANTS
Arthur Andersen LLP
1345 Avenue of the Americas
New York, NY 10105

REPORTS AND PUBLICATIONS

Additional copies of this annual report, the most recent environment, health and safety annual report, SEC filings and other publications are available by calling 914-397-1522 or writing to the investor relations department at corporate headquarters. Additional information is also available on our website -http://www.ipaper.com

INVESTOR RELATIONS

Investors desiring further information about International Paper should contact the investor relations department at corporate headquarters, 914-397-1625.

CREDITS

Papers used in this report-Cover: Zanders Chromolux 700, 12 pt. cover; pages 1-14, 61-64: Zanders Ikono Gloss, 115 lb. text, a recycled paper; pages 15-40:
Strathmore Elements, 80 lb. text, bright white solids, a recycled paper; pages 41-60: Hammermill Accent Opaque Recycled , 70 lb. text, smooth, a recycled paper.

Designed by Pentagram New York.

Products and brand designations appearing in italics are trademarks of International Paper or a related company.

Microsoft photograph reprinted with permission from Microsoft Corporation.

Heinz photograph reprinted with permission from H.J. Heinz Company.

THIS 1996 ANNUAL REPORT TO SHAREHOLDERS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS CONCERNING PROJECTED MODEST IMPROVEMENT IN EARNINGS AT INTERNATIONAL PAPER. ACTUAL RESULTS MAY DIFFER BASED PRIMARILY ON OVERALL DEMAND AND WHETHER PRICING INITIATIVES FOR VARIOUS PAPER AND PACKAGING PRODUCTS CAN BE REALIZED IN 1997 AND ANTICIPATED SAVINGS FROM RESTRUCTURING ARE ACHIEVED.

(C) 1997 International Paper Company.
All rights reserved.


                                                          64 INTERNATIONAL PAPER

                                LIST OF EMPLOYEE TEAMS


COVER:  CONTAINERBOARD SALES IN LATIN AMERICA
DOLE FRESH FRUIT COMPANY
BANANA PLANTATION
NEAR LA CEIBA, HONDURAS

Guillermo Botero* - Production Manager
Sariago Arbelaez - International Sales
Elisa Isabel Herrera* - Production
Carlos Ponce Posas* - General Manager
Dinora Hiza* - Quality Control
Iris Posas de Machigua* - Administration

*Employee of Dole Fresh Fruit Company


PAGE 3: ACCOLADE DEVELOPMENT TEAM
ANDROSCROGGIN MILL
JAY, MAINE

Mark Bayer - Technical Services
Jon Edmans - Product Performance
Michael Evans - Research
Alan Stevens - Graphic Arts Evaluation and Development
Joe Duffy - Quality
Bill Roepke - Project Management
Tom Jeffrey - Market Development
Tom Moore - Product Development


PAGE 4: BLEACHED BOARD SALES AND MARKETING TEAM
AUGUSTA, MILL
AUGUSTA, GEORGIA

Ken Kreig - Sales and Marketing
Allan Scott - Customer Service
Bob O'Keefe - Technical Services
Denton Stargel - Customer Service
Angela Medico - Domestic Sales
Bill Donahue - International Sales
Darryl Flanner - Marketing


PAGES 6-7: FOREST MANAGEMENT TEAM
SOUTHLANDS EXPERIMENT FOREST
BAINBRIDGE, GEORGIA

Jeremy Piorier - Wildlife Biology
Craig Hedman - Forest Ecology
Sam Stubbs - Forestry
Paul Durfield - Forestry
Neeti Bathala - Research
Sharon Haines - Natural Resources

PAGE 8: SAFETY TEAM MEMBERS
MASONITE
TOWANDA, PENNSYLVANIA

Leslie Woznicki - Ergonomics Team
Joe Coyle - Lift Truck Task Team
Lucy Snyder - Occupational Health Nurse
Ken Carle - Behavior Observation Team
Tim Crawford - Safety Captain

PAGE 9: GATORPRINT DEVELOPMENT TEAM
ERIE RESEARCH CENTER
ERIE, PENNSYLVANIA

Rick Williams - Research
John Knopp - Veratec
Tom Arnson - Research
Kathy Halligan - Printing Papers
Gary Knauf - Converting Technical Services
Donnie Hathcock - McKinney Coated Products
David Boone - Specialty Papers
Bob Dillon - Specialty Papers

PAGES 10-11: DISTRIBUTION CUSTOMER SERVICE TEAM
RESOURCENET INTERNATIONAL
DALLAS, TEXAS

April Lyon - Sales
Keith Washington - Dispatch
Sheila Bullard - Customer Servicve
Billy Walls - Warehouse
Greg Launza - Shipping
Ted Webb - Warehouse

PAGE 13: POLISH SALES AND MARKETING TEAM
THE NATIONAL THEATRE
WARSAW, POLAND

Zoltan Mate - Business Development
Barbara Lendzion - Sales
Grzegorz Ignatowski - Distribution
Krzysztof Jakubowski - Product Management
Agnieska Pochwalska-Piwko - Marketing
Andrzej Chrzanowski - Publisher of School Textbooks
David Bailey - President, IP Poland
Irena Waszak - Export Sales
The Dance Ensemble of Agricultural College "Promni"


                                65 INTERNATIONAL PAPER

                                 APPENDIX A


INTERNATIONAL PAPER
EXPLANATION OF CHARTS IN ANNUAL REPORT


1. NET SALES (PAGE 1)
   Bar chart of NET SALES for the years 1994 through 1996, in billions of dollars.
   Data points as follows:

                                                 1994      1995      1996
                                                 ----      ----      ----
                                                 15        19.8      20.1
2. NET EARNINGS (PAGE 1)
   Bar chart of NET EARNINGS for the years 1994 through 1996, in millions of dollars. Charts contain color keys for the years 1994 and 1996 to highlight the following unusual or special items. In 1994, change in accounting for start-up costs. In 1996, special items consisting of restructuring and asset impairment charges and the gain on the sale of a partnership interest. Data points as follows:

                                                 1994      1995      1996
                                                 ----      ----      ----
NET EARNINGS BEFORE UNUSUAL ITEMS                432       1,153     434
Special items                                                       (131)
Change in accounting for start-up costs          (75)

                                                 -------------------------
NET EARNINGS                                     357       1,153     303

3. EARNINGS PER SHARE (PAGE 1)
   Bar chart of EARNINGS PER SHARE for the years 1994 through 1996, in dollars. Charts contain color keys for the years 1994 and 1996 to highlight the following unusual or special items: In 1994, change in accounting for start-up costs. In 1996, special items consisting of restructuring and asset impairment charges and the gain on the sale of a partnership interest.
   Data points as follows:

                                                 1994      1995      1996
                                                 ----      ----      ----
EARNINGS PER SHARE BEFORE UNUSUAL ITEMS          1.73      4.50      1.49
Special items                                                       (0.45)
Change in accounting for start-up costs         (0.30)

                                                 -------------------------
EARNINGS PER SHARE                               1.43      4.50      1.04

4. RETURN ON EQUITY (PAGE 1)
   Bar chart of RETURN OF EQUITY for the years 1994 through 1996, in percentages. Charts contain color keys for the years 1994 and 1996 to highlight the following unusual or special items: In 1994, change in accounting for start-up costs. In 1996, special items consisting of restructuring and asset impairment charges and the gain on the sale of a partnership interest.
   Data points as follows:

                                                 1994      1995      1996
                                                 ----      ----      ----
RETURN ON EQUITY BEFORE UNUSUAL ITEMS            6.7       16.1      4.8
Special items                                                       (1.4)
Change in accounting for start-up costs         (1.1)

                                                 ------------------------
RETURN ON EQUITY                                 5.6       16.1      3.4

5,6. PRINTING PAPERS-NET SALES AND OPERATING PROFIT (PAGES 18-19)
     Bar chart of NET SALES and OPERATING PROFIT for the segment for the years 1994 through 1996, in millions of dollars. NET SALES chart contains color keys to show breakdown of U.S. and non-U.S. sales. OPERATING PROFIT chart contains color keys for 1996 to highlight a special item consisting of a restructuring and asset impairment charge.

Data points for NET SALES as follows:

                                                 1994      1995      1996
                                                 ----      ----      ----
U.S.                                             3,028     4,118     3,841
Non-U.S.                                         1,372     1,972     1,799
                                                 -------------------------
NET SALES                                        4,400     6,090     5,640

Data points for OPERATING PROFIT as follows:

                                                 1994      1995      1996
                                                 ----      ----      ----
OPERATING PROFIT BEFORE SPECIAL ITEM              20       1,093     220
Special item                                                         (35)

                                                 ------------------------
OPERATING PROFIT                                  20       1,093     185

PIE CHARTS
7,8. Above each pie chart is a title indicating what the chart illustrates. Each pie's slice is a different color, and has the name of the business the pie slice represents, and the related percentage.

                                                                PERCENT
Printing Papers Sales by Business (Page 18)
     Business Papers                                            53%
     Coated Papers                                              31%
     Pulp                                                       16%

Printing Papers Sales to Geographic Areas (Page 19)
     U.S.                                                       57%
     International                                              43%

9,10. PACKAGING-NET SALES AND OPERATING PROFIT (PAGES 22-23)
      Bar chart of NET SALES and OPERATING PROFIT for the segment for the years 1994 through 1996, in millions of dollars. NET SALES chart contains color keys to show breakdown of U.S. and non-U.S. sales. OPERATING PROFIT chart contains color keys for 1996 to highlight a special item consisting of a restructuring and asset impairment charge.

Data points for NET SALES as follows:

                                                 1994      1995      1996
                                                 ----      ----      ----
U.S.                                             2,579     3,064     3,374
Non-U.S.                                           796     1,411     1,571
                                                 -------------------------
NET SALES                                        3,375     4,475     4,945

Data points for OPERATING PROFIT as follows:

                                                 1994      1995      1996
                                                 ----      ----      ----
OPERATING PROFIT BEFORE SPECIAL ITEM             293       741       463
Special item                                                         (42)

                                                 ------------------------
OPERATING PROFIT                                 293       741       421

11,12. PIE CHARTS
       Above each pie chart is a title indicating what the chart illustrates. Each pie's slice is a different color, and has the name of the business the pie slice represents, and the related percentage.

                                                                   PERCENT
Packaging Sales by Business (Page 22)
     Consumer Packaging                                              43%
     Industrial Packaging                                            57%

Packaging Sales to Geographic Areas (Page 23)
     U.S.                                                            58%
     International                                                   42%

13,14. DISTRIBUTION-NET SALES AND OPERATING PROFIT (PAGES 26-27)
       Bar charts of NET SALES and OPERATING PROFIT for the segment for the years 1994 through 1996, in millions of dollars. NET SALES chart contains color keys to show breakdown of U.S. and non-U.S. sales.

Data points for NET SALES as follows:

                                                 1994      1995      1996
                                                 ----      ----      ----
U.S.                                             3,145     4,555     4,190
Non-U.S.                                           325       485       485
                                                 -------------------------
NET SALES                                        3,470     5,040     4,675

Data points for OPERATING PROFIT as follows:

                                                 1994      1995      1996
                                                 ----      ----      ----
OPERATING PROFIT                                  74       106       109

15,16. PIE CHARTS
       Above each pie chart is a title indicating what the chart illustrates. Each pie's slice is a different color, and has the name of the business the pie slice represents, and the related percentage.

                                                                     PERCENT
Distribution Sales by Business (Page 26)
     International                                                   10%
     ResourceNet International                                       90%

Distribution Sales by Major Product (Page 27)
     Industrial & Graphic Arts                                       30%
     Paper Products                                                  70%

17,18. SPECIALTY PRODUCTS-NET SALES AND OPERATING PROFIT (PAGES 30-31)
       Bar charts of NET SALES and OPERATING PROFIT for the segment for the years 1994 through 1996, in millions of dollars. NET SALES chart contains color keys to show breakdown of U.S. and non-U.S. sales. OPERATING PROFIT chart contains color keys for 1996 to highlight a special item consisting of a restructuring and asset impairment charge.

Data points for NET SALES as follows:

                                                 1994      1995      1996
                                                 ----      ----      ----
U.S.                                             1,821     1,914     1,973
Non-U.S.                                           769     1,346     1,502
                                                 -------------------------
NET SALES                                        2,590     3,260     3,475

Data points for OPERATING PROFIT as follows:

                                                 1994      1995      1996
OPERATING PROFIT BEFORE SPECIAL ITEM              268       207       319
Special item                                                         (370)

                                                 ------------------------
OPERATING PROFIT                                  268       207       (51)

19,20. PIE CHARTS
       Above each pie chart is a title indicating what the chart illustrates. Each pie's slice is a different color, and has the name of the business the pie slice represents, and the related percentage.

                                                                   PERCENT
Specialty Products Sales by Business (Page 30)
     Specialty Panels                                                28%
     Imaging Products                                                20%
     Chemicals & Petroleum                                           16%
     Specialty Papers                                                16%
     Tissue                                                          12%
     Nonwovens                                                        8%

Specialty Products Sales to Geographic Areas (Page 31)
     North America                                                   51%
     International                                                   49%

21,22. FOREST PRODUCTS-NET SALES AND OPERATING PROFIT (PAGES 34-35)
       Bar charts of NET SALES and OPERATING PROFIT for the segment for the years 1994 through 1996, in millions of dollars. NET SALES chart contains color keys to show breakdown of U.S. and non-U.S. sales. OPERATING PROFIT chart contains color keys for 1996 to highlight special items consisting of restructuring and asset impairment charges and the gain on the sale of a partnership interest.

Data points for NET SALES as follows:

                                                 1994      1995      1996
                                                 ----      ----      ----
U.S.                                            1,595     1,442     1,635
Non-U.S.                                          120       698     1,030
                                                -------------------------
NET SALES                                       1,715     2,140     2,665

Data points for OPERATING PROFIT as follows:

                                                 1994      1995      1996
                                                 ----      ----      ----
OPERATING PROFIT BEFORE SPECIAL ITEMS            418       388       390
Special items                                                        535

                                                ------------------------
OPERATING PROFIT                                 418       388       925

23,24. PIE CHARTS
       Above each pie chart is a title indicating what the chart illustrates. Each pie's slice is a different color, and has the name of the business the pie slice represents, and the related percentage.

                                                                     PERCENT
Forest Products Sales by Business (Page 34)
     Forestlands                                                        28%
     Wood Products                                                      72%

Forest Products Sales to Geographic Areas (Page 35)
     U.S.                                                               58%
     International                                                      42%

25. NET SALES (PAGE 36)
    Bar chart of NET SALES for the years 1994 through 1996, in billions of dollars.
    Data points as follows:

                                                 1994      1995      1996
                                                 ----      ----      ----
                                                  15       19.8      20.1

26. CASH FLOW FROM OPERATIONS (PAGE 37)
    Bar charts of CASH FLOW FROM OPERATIONS for the years 1994 through 1996, in billions of dollars. Data points as follows:

                                                 1994      1995      1996
                                                 ----      ----      ----

                                                 1,243     2,248     1,739
27. TOTAL DEBT TO CAPITAL RATIO (PAGE 38)
    Bar charts of TOTAL DEBT TO CAPITAL RATIO for the years 1994 through 1996, in percentages. Data points as follows:

                                                 1994      1995      1996
                                                 ----      ----      ----
                                                 41.2      38.5      38.9

                                  APPENDIX B

             PHOTOGRAPHS AND ILLUSTRATIONS FOR 1996 ANNUAL REPORT:

1.    Page 2: A photograph of John T. Dillon, Chairman and Chief Executive
      Officer.

2. Page 3: A full page photo of stacks of ACCOLADE paper rolls and eight employees representing the team that developed the new grade. Taken at the Androscoggin mill in Jay, Maine.

3. Page 4: A full page photo of the dry end of the paper machine at the Augusta mill in Augusta, Georgia. Standing in front of the machine are seven employees from the marketing and sales team.

4. Pages 6-7: A photo of six forestry employees in a stand of longleaf pine trees at our Southlands Experiment Forest in Bainbridge, Georgia.

5. Page 8: A photo of 5 employees standing amongst stacks of product at our Masonite mill in Towanda, Pennsylvania. The product shown is siding wrapped in blue plastic with the Masonite logo printed on it.

6. Page 9: A photo of 8 employees taken at our research center in Erie, Pennsylvania. One employee is in the center of the photo, sitting on a large sheet of paper, the other 7 employees are holding onto the sheet. The name of the product, GATORPRINT, appears at the top, center of the photograph, along with a photo of an envelope (the end use application).

7. Pages 10-11: A photo of 6 employees in the warehouse at ResourceNet International in Dallas, Texas. Each employee is standing on a forklift, 3 are at ground level, and 3 are elevated. In the background are racks of paper products.

8. Page 13: A full page photo of 16 people taken at the National Theatre in Warsaw, Poland. Seven of the people are employees of International Paper - Poland, 1 person is a customer, the other 8 are local folk dancers dressed in traditional costume.

9. Page 16: A photo of a book "Time for School Little Dinosaur," printed on our bristol paper.

10. Page 16: A photo of a ream of DUO copier paper from our Tait mill in Scotland.

11.   Page 16: A photo of two reams of HAMMERMILL copy paper.

12. Page 16: A photo of a spool of yellow thread, depicting our pulp business.

13. Page 16: A photo of three packages of Kwidzyn papers - POLSPEED (red), POLCOPY (green) and POLLUX (purple).

14.   Page 16: A photo of a customer holding a JCPenney catalog.

15. Page 17: A photo of "Romer's Restaurant Report '96", printed on Zanders paper.

16.   Page 17: A photo of three SPRINGHILL advertising brochures.

17.   Page 17: A photo of two magazines, Forbes and Parents.

18. Page 17: A photo of four different packages of Hammermill papers for various types of printers (ink jet and laser).

19.   Page 17: A photo of a ream of STRATHMORE paper.

20.   Page 17: A photo of a ream of REYPRINT reprographic paper.

21.   Page 20: A photo of a package of "Modelina" modeling paste (in Polish).

22.   Page 20: A photo of a "Seattle's Best Coffee" cup, filled with coffee.

23. Page 20: A photo of a Heinz tomato ketchup display made from corrugated, containing 20 Heinz ketchup bottles (28 oz. size).

24. Page 20: A photo of an aseptic carton by "Elle & Vire" containing creme (in french).

25. Page 20: A photo of a stack of three "Breezer by Bacardi" corrugated boxes.

26.   Page 21: A photo of a SPOUTPAK milk carton by "Alta Dena."

27.   Page 21: A photo of "New Zealand Draught" beer, 12-pack carton.

28.   Page 21: A photo of a "Ragu" chunky gardenstyle pasta sauce glass jar.

29.   Page 21: A photo of a retail bag we produce for Ace Hardware.

30. Page 21: A photo of a folding carton we produce for Keebler Town House crackers.

31. Page 21: A photo of a corrugated box for "Le Vigneron Catalan" (in french).

32.   Page 21: A photo of a customer holding a Microsoft Office '97 box.

33. Page 24: A photo of a box containing Colorlok precision printing blankets.

34.   Page 24: A photo of a ream of REPLICOPY copy paper.

35.   Page 24: A photo of ream of paper from Carter Holt Harvey in New
      Zealand.

36. Page 24: A photo of an "array" of products, including tape, a diskette, steno pad, paper and a pen.

37.   Page 24: A photo of a customer holding a ream of REPLICOPY paper.

38.   Page 25: A photo of a box of TUFFLEX tape with a roll of tape on top.

39.   Page 25: A photo of a ResourceNet International truck.

40. Page 25: A photo of two reams of paper, ADAGIO from Aussedat Rey and POLCOPY from Kwidzyn.

41.   Page 25: A photo of a bottle of heavy duty glass cleaner from Regency.

42. Page 25: A photo of a computer with the ResourceNet International logo on the screen.

43.   Page 28: A photo of a open tissue box.

44.   Page 28: A photo of multi-colored specialty panel samples.

45.   Page 28: A photo of a "Myoplex" precision nutrition formula drink pouch.

46.   Page 28: A photo of a countertop made from FOUNTAINHEAD laminates.

47.   Page 28: A photo of an oil rig.

48.   Page 28: A photo of a pillow.

49. Page 29: A photo of three jars of printing inks, in red, yellow and blue.

50.   Page 29: A photo of a box of PHOTEX scanner wipes.

51.   Page 29: A photo of a roll of Ilford SFX200 film.

52.   Page 29: A photo of red door.

53.   Page 29: A photo of a glue stick.

54.   Page 29: A photo of a customer holding samples of Masonite siding.

55.   Page 32: A photo of 3 landscape timbers.

56.   Page 32: A photo of a seedling in a test tube.

57.   Page 32: A photo of a pine cone.

58.   Page 32: A photo of a square piece of oriented strand board.

59.   Page 32: An illustration of a radiata pine tree.

60. Page 32: A photo of three pieces of molding made from eastern white pine.

61.   Page 32: A photo of a customer holding a piece of lumber.

62.   Page 33: A photo of a desk made from medium-density fiberboard.

63.   Page 33: A photo of the frame of a house built with plywood and lumber.

64.   Page 33: An illustration of two loblolly pine trees.

65. Page 61: A photo of the 15 members of the Board of Directors of International Paper.