Form 10-K, Exhibit 13
period 1997-12-31
INTERNATIONAL PAPER CO /NEW/
filed 1998-03-30
CIK 51434

                                                           EXHIBIT 13.1



INTERNATIONAL PAPER 1997 ANNUAL REPORT

                               1997 ANNUAL REPORT
                                    100 YEARS
                                   CELEBRATING
                                 OUR CENTENNIAL
                                    1898-1998

CONTENTS

IFC FINANCIAL HIGHLIGHTS
  2 LETTER TO SHAREHOLDERS
  4 OUR BUSINESSES
 10 OUR TRANSFORMATION
 12 CUSTOMER FOCUS
 14 TEAMWORK IN ACTION
 16 THE PRODUCTS OF SUCCESS
 18 TOOLS OF THE TRADE
 20 THE BOTTOM LINE
 21 FINANCIAL REVIEW
 51 DIRECTORS AND SENIOR MANAGEMENT
 53 LIST OF EMPLOYEE TEAMS
 54 SHAREHOLDER INFORMATION

100 years

Our Centennial is not so much a milestone as it is a checkpoint. It's an opportunity to see where we've been. And, more important, where we're going. Together, we're moving confidently toward our next 100 years.



[Logo] INTERNATIONAL PAPER CENTENNIAL 1998 [LOGO -- APPENDIX A NO. 1]

FINANCIAL HIGHLIGHTS


DOLLAR AMOUNTS AND SHARES IN MILLIONS,
 EXCEPT PER SHARE AMOUNTS                           1997               1996
--------------------------------------------------------------------------------

FINANCIAL SUMMARY
================================================================================

Net Sales                                     $   20,096         $   20,143
--------------------------------------------------------------------------------
Operating Profit                                     741(1,2)         1,589(1,3)
--------------------------------------------------------------------------------
Earnings Before Income Taxes and
 Minority Interest                                    16(2)             802(3)
--------------------------------------------------------------------------------
Net Earnings (Loss)                                 (151)(2)            303(3)
--------------------------------------------------------------------------------
Total Assets                                      26,754             28,252
--------------------------------------------------------------------------------
Common Shareholders' Equity                        8,710              9,344
--------------------------------------------------------------------------------
Return on Investment                                 1.2%(2)            3.3%(3)
--------------------------------------------------------------------------------

PER SHARE OF COMMON STOCK
================================================================================
Earnings (Loss)                               $     (.50)(2)     $     1.04(3)
--------------------------------------------------------------------------------
Earnings (Loss) - Assuming Dilution                 (.50)(2)           1.04(3)
--------------------------------------------------------------------------------
Cash Dividends                                      1.00               1.00
--------------------------------------------------------------------------------
Common Shareholders' Equity                        28.82              31.13
--------------------------------------------------------------------------------

SHAREHOLDER PROFILE
================================================================================
Shareholders of Record at December 31             32,697             33,930
--------------------------------------------------------------------------------
Shares Outstanding at December 31                  302.2              300.2
--------------------------------------------------------------------------------
Average Shares Outstanding                         301.6              292.1
--------------------------------------------------------------------------------


(1) See the operating profit tables on page 32 for details of operating profit by industry segment. Results of equity investees are not included in operating profit.
(2) Includes a pre-tax business improvement charge of $535 million ($385 million after taxes or $1.28 per share), a $150 million pre-tax provision for legal reserve ($93 million after taxes or $.31 per share), a pre-tax charge of $125 million ($80 million after taxes or $.26 per share) for anticipated losses associated with the sale of the imaging businesses, and a pre-tax gain of $170 million ($97 million after taxes and minority interest expense or $.32 per share) from the redemption of certain retained West Coast partnership interests and the release of a related debt guaranty. Return on investment was 3.0% before these items. The provision for legal reserve is not included in operating profit.
(3) Includes a pre-tax restructuring and asset impairment charge of $515 million ($362 million after taxes or $1.35 per share), a $592 million pre-tax gain on the sale of a partnership interest ($336 million after taxes and minority interest or $1.25 per share) and a $165 million pre-tax charge ($105 million after taxes or $.35 per share) for the write-down of the investment in Scitex. The write-down of the investment in Scitex is not included in operating profit. Return on investment was 3.6% before these items.

TODAY AND TOMORROW, INTERNATIONAL PAPER WILL BE A GLOBAL INDUSTRY LEADER AND PROVIDE AN EXCELLENT FINANCIAL RETURN. WE WILL BE THE PREFERRED CHOICE BY SHAREHOLDERS, CUSTOMERS AND EMPLOYEES.











                                                                            [1]

1898

[PHOTOGRAPH - APPENDIX A NO. 2]
Seventeen pulp and paper mills in the northeastern United States merged to form International Paper.

1898

[PHOTOGRAPH - APPENDIX A NO. 3]
Hammermill Paper Company founded in Erie, Pennsylvania.

1916

[PHOTOGRAPH - APPENDIX A NO. 4]
Federal Paper Board Company launched with paper mill in Bogota, New Jersey.

1927

[PHOTOGRAPH - APPENDIX A NO. 5]
Formed Southern International Paper, a wholly owned subsidiary of International Paper.

1930

[PHOTOGRAPH - APPENDIX A NO. 6]
Formed Arizona Chemical as an International Paper/American Cyanamid joint venture.

1942

[PHOTOGRAPH - APPENDIX A NO. 7]
Developed wet-strength linerboard to ship military supplies during WWII.

1946

[PHOTOGRAPH - APPENDIX A NO. 8]
Southern Kraft Division opened research laboratory in Mobile, Alabama.

1946

[PHOTOGRAPH - APPENDIX A NO. 9]
Acquired Single Service Containers, Inc. to enter liquid packaging market.

1957

[PHOTOGRAPH - APPENDIX A NO. 10]
Established Southlands Experiment Forest in Bainbridge, Georgia.

1969

[ILLUSTRATION - APPENDIX A NO. 11]
Corporate Research Center opened in Tuxedo Park, New York.

1981

[PHOTOGRAPH - APPENDIX A NO. 12]
Sold Canadian International Paper to finance modernization of U.S. operations.

1986

[ILLUSTRATION - APPENDIX A NO. 13]
Acquired Hammermill Paper Company.

1987

[PHOTOGRAPH - APPENDIX A NO. 14]
Moved operations headquarters to Memphis, Tennessee.

1988

[PHOTOGRAPH - APPENDIX A NO. 15]
Acquired Masonite Corporation.

1989

[PHOTOGRAPH - APPENDIX A NO. 16]
Acquired Aussedat Rey, a major French paper company.

1989

[PHOTOGRAPH - APPENDIX A NO. 17]
Acquired Zanders Feinpapiere AG, a leading German producer of fine papers.

1992

[PHOTOGRAPH - APPENDIX A NO. 18]
Acquired the Kwidzyn paper mill in Poland.

1993

[PHOTOGRAPH - APPENDIX A NO. 19]
Consolidated distribution businesses into ResourceNet International, later named xpedx.

1995

[PHOTOGRAPH - APPENDIX A NO. 20]
Acquired majority ownership of Carter Holt Harvey in New Zealand.

1996

[PHOTOGRAPH - APPENDIX A NO. 21]
Merged with Federal Paper Board.

1996

[PHOTOGRAPH - APPENDIX A NO. 22]
Opened the Cincinnati Technology Center.

1998

[ILLUSTRATION - APPENDIX A NO. 23]
International Paper celebrates its Centennial.

"...WE INTEND TO WIN BY BECOMING MORE FOCUSED ON THOSE BUSINESSES IN WHICH WE CAN HAVE A LEADERSHIP POSITION AND GENERATE RETURNS THAT WILL BE AMONG THE BEST IN OUR INDUSTRY."

[PHOTOGRAPH - APPENDIX A NO. 24]

John T. Dillon
Chairman and Chief Executive Officer

TO OUR SHAREHOLDERS

      Although we made significant progress on many fronts, 1997 proved to be a very difficult year for International Paper.

      Last year at this time, I had anticipated that business would improve early in the year. But the recovery from the depressed conditions experienced since late 1995 stretched out until the third quarter, and just as a discernible improvement started to take hold, the economic problems in Southeast Asia began to affect some of our major businesses.

      As a result, we finished the year with earnings before special items of $310 million or $1.03 per share, compared with prior-year earnings (also before special items ) of $434 million or $1.49 per share. Net sales of $20 billion were about even with last year's level. For 1997, International Paper recorded a loss of $151 million or $.50 per share after special items.

      As I have said, in many respects 1997 was a year of significant progress. For example:

o Federal Paper Board was successfully integrated into our consumer packaging business with results that exceeded our expectations. The addition of Imperial Bondware provided an important new dimension affording customers, particularly in the fast-food industry, the benefits of the most extensive product line in our industry.

o At midyear, we announced a plan to narrow our focus and sell over $1 billion worth of assets or businesses that could not either meet our financial return requirements or achieve market leadership. We are finalizing the divestiture of the imaging products business. We have sold small paper mills in France and Colombia, and expect to complete the sale of our Veratec nonwovens business and several facilities within our decorative products division by mid-1998.

o We have restructured our huge uncoated papers business to achieve a return on investment leadership position. Accordingly, we have shut down or reallocated some 400,000 tons of capacity - the equivalent of more than 15 percent of International Paper's U.S. uncoated papers capacity and two percent of U.S. industry capacity.

o A review and analysis of our entire coated papers business was completed and we are now weighing the alternatives for improving returns. And our new Accolade lightweight coated freesheet papers are enjoying excellent success.

o Our 1997 $300 million cost improvement objective was exceeded by 10 percent. Unfortunately, this accomplishment was overshadowed by more than $500 million in price declines.

o We significantly reduced capital spending to $1.1 billion in 1997 - despite the fact that, following the Federal Paper Board acquisition, we are now a substantially larger company.

o We made employees at all levels aware of the critical importance of improving our return on investment and have put in place a financial discipline that focuses every facility on these goals.

o We restructured our senior management compensation system so that annual incentives are now largely dependent on whether we meet our return on investment targets and how our returns compare with our competitors. In addition, we


[2]
initiated an incentive bonus program for 2,000 middle level managers that is likewise dependent on the attainment of return on investment targets.

      But despite the many accomplishments of 1997, and the hard work by thousands of proud and dedicated employees that went into making them happen, our financial performance failed to meet our - and our shareholders' - expectations. We understand that we must do things very differently if we are to achieve our goals.

      In the future, we intend to win by becoming more focused on those businesses in which we can have a leadership position and generate returns that will be among the best in our industry. International Paper today is in three businesses: (1) paper, including paper distribution; (2) packaging, both consumer and industrial packaging; and (3) forest products, which encompasses building materials and related products that derive from our being this country's largest private owner of forestlands. For each of these businesses, we have a powerful plan in place to achieve maximum operational effectiveness and excellence.

      International Paper also expects to be a continuing part of the increasing worldwide industry consolidation process. And we will actively pursue new vehicles and types of investments, e.g., joint ventures and marketing alliances, that would enable us to grow and improve returns.

      For much of our history, we have been primarily a manufacturing company, believing that success will come from manufacturing excellence and from being the low-cost producer. Today, however, it is clear that manufacturing expertise by itself is not enough. We need to become more attuned to market trends and, as we did in 1997, continue to reduce working capital by curtailing production before inventories are built. We also need to become far more proficient in developing and bringing to market new products and services that meet our customers' changing needs, while always providing those customers with the highest level of quality. This year, every one of our businesses will strive to attain preferred supplier status with customers, and will measure itself against that objective.

      Success also requires sound people development strategies. We want the people at International Paper to have a winning attitude and to regard this Company as a great place to work. If we are to outperform our competition, we must hire, train, motivate, develop, promote and retain outstanding people. Knowledgeable, skilled and determined people are our competitive advantage.

      One month ago, International Paper began its second century of operations. While it was a source of great pride and satisfaction for all of us to celebrate the Centennial, I also sensed a spirit of renewed energy and rededication. We fully realize that if we are to succeed in an increasingly competitive global marketplace, we must be viewed as the preferred choice of shareholders, customers and employees. We are committed to executing whatever organizational and cultural changes are required to achieve this goal.

      I am convinced that even in today's highly demanding marketplace, our businesses can earn an improving rate of return. I am also convinced that no other company in our industry can match the international scope of our resources, the diversity of our products, the innovation of our technology or the talent of our employees. With these very considerable assets, I am confident that we will succeed in improving the performance of International Paper.


/s/ John T. Dillon
John T. Dillon
Chairman and Chief Executive Officer
March 5, 1998

"...TO SUCCEED IN AN INCREASINGLY COMPETITIVE GLOBAL MARKETPLACE, WE MUST BE VIEWED AS THE PREFERRED CHOICE OF SHAREHOLDERS, CUSTOMERS AND EMPLOYEES."


                                                                             [3]

OUR BUSINESSES

WE WILL BE THE PREFERRED SUPPLIER OF QUALITY PRODUCTS TO OUR
VALUED CUSTOMERS AROUND THE WORLD.

                        [PHOTOGRAPH - APPENDIX A NO. 25]

                                 PRINTING PAPERS
          The Springhill brand name assures superior print quality for printers, publishers and everyday consumers of our papers.

                        [PHOTOGRAPH - APPENDIX A NO. 26]

                                 PRINTING PAPERS
             Our bristols and coated papers offer excellent printing
                    characteristics for a wide range of uses.

                        [PHOTOGRAPH - APPENDIX A NO. 27]

                                 PRINTING PAPERS
              Our pulp grades are used as the basic ingredient for
                many diverse products ranging from paper to yarn.

--------------------------------------------------------------------------------
PRINTING PAPERS
--------------------------------------------------------------------------------

      International Paper produces a broad range of printing papers in six countries for consumers around the world. To better serve our customers, we are organized in customer-focused business units that align us with our major markets.

Printing and Office Papers

      We manufacture the broadest line of office papers for advanced digital imaging printers, as well as more traditional office equipment. In addition, we offer printing papers for offset printing and opaques for books, direct mail and advertising materials. Hammermill and Springhill brands are produced in the U.S. In Europe, we are the leading supplier of office papers, with our EverRey, Duo, Presentation and Tecnis brands. In New Zealand, Carter Holt Harvey produces reprographic and fine papers at the Mataura mill.

Converting and Specialty

      Our converting and specialty group provides papers for specialized applications such as envelopes, tablets, security papers and release backings. This business group has had extensive success in developing new products with higher returns using our diverse technical and product development capabilities.

Coated Papers and Bristols

      We manufacture coated papers and bristols in the U.S. and Germany. Our improved Miraweb II and new Accolade coated papers target high-end magazines and catalogs. Publication Gloss and Hudson Web are also used for catalogs, magazines and newspaper coupon inserts. Zanders Ikono remains the preferred coated freesheet paper for premium printing applications.

      Our Springhill and Carolina coated bristols are used for book covers and commercial printing. And our uncoated Springhill bristols are used for commercial printing and converting applications, such as file folders, tags, tickets and index cards.

Fine Papers

      International Paper has committed itself to the fine papers business and is investing in its people, brands and facilities. The creation of International Paper Premium Papers will integrate the Company's fine papers activities in Europe. The new entity will unite the sales and marketing functions of Zanders premium uncoated papers, Aussedat Rey, Strathmore and Beckett.

Pulp

      International Paper is a major producer of market pulp in the U.S., France, Poland and New Zealand. Our grades range from high-purity pulp for acetate and fabrics to fluff pulp for hygiene products and paper pulp for the production of paper and paperboard.

Initiatives

      In addition to streamlining our organizational structure to provide better market focus and responsiveness, we are taking aggressive steps to improve the fundamental profitability of our printing papers businesses. Our objective is to double the returns of our U.S. printing papers group over the next few years. To accomplish our objective, we are implementing the following business initiatives:

o Significantly improving our manufacturing efficiency by removing 400,000 tons of high-cost uncoated papers and pulp capacity and then simplifying and optimizing our remaining assets to maximize manufacturing productivity;

o Continuing to generate more than 10 percent of our annual sales volume from new, value-added products. We are focusing especially on emerging, rapidly growing markets created by new computer-based imaging technologies;

o Restructuring the fine papers organization and facility mix while making significant investments to improve customer service and profitability. Examples include the start-up of a new centralized converting and distribution facility at Saybrook, Ohio, in 1998 and the restructuring of the Erie mill that will make it a world-class producer of fine papers;


[4]

o Repositioning our coated paper assets into higher value coated specialty papers;

o Further enhancing the distinctive printing characteristics of our high-quality Carolina and Springhill coated bristols lines; and

o Investing $40 million in our Natchez, Miss., mill to enhance product quality and reaffirm our position as a world leader in chemical cellulose pulp.

      In Europe, our efforts to increase productivity and to reduce costs lie at the core of our strategy to improve competitiveness and returns. Our strategy includes the following:

o Reducing costs in real terms by two percent annually;

o Increasing productivity by three to five percent annually, with even more significant impact expected in 1998 due to the rebuild of a board machine in Kwidzyn; and

o Updating our product line so that we offer our customers the solutions they seek for their office papers, fax, copier and digital imaging needs.

--------------------------------------------------------------------------------
PACKAGING
--------------------------------------------------------------------------------

      International Paper's packaging products do more than simply keep our customers' goods fresh, secure and attractive; we also strive to solve the shipping and merchandising-related challenges that our customers face every day.

Containerboard

      We manufacture three million tons of containerboard annually at seven manufacturing facilities in the U.S., Europe and New Zealand. Our facilities are among the most efficient in the world and aggressive cost management efforts are targeted at continuously improving our competitive cost position. We also manufacture one of the industry's widest product ranges, including visual-appeal grades such as ColorBrite and WhiteTop linerboard.

U.S. Container

      In the U.S., our 22 container plants cover the range from below average performer to the world's best, and we have specific plans under way to bring all of our facilities up to first-quartile performance. We have one of the broadest product offerings in the industry. Extensive product development activities, spearheaded by our packaging technology and design centers, continue to bring forth new products to meet increasing market demands.

International Container

      In Europe, 18 container plants in the United Kingdom, Italy, Spain and France make us a leading provider of corrugated packaging for agricultural products. And with 10 container plants in New Zealand, Carter Holt Harvey is a major producer of corrugated boxes.

Kraft Papers

      We manufacture a broad array of bleached and unbleached kraft papers for applications ranging from fancy shopping bags to multiwall pet food sacks. A new dunnage bag plant in Fordyce, Ark., manufactures cushioning products for the rail and truck freight industry.

Bleached Board

      We have a world-class manufacturing system that produces two million tons annually of high-quality Everest and Starcote bleached board for global markets. Our vast array of products with excellent performance characteristics provide superior convertibility and printability for products such as liquid packaging, paper cups and plates, and folding cartons for food and cosmetics. We continue to expand our business in response to the growing requirements of the consumer packaging markets of the world. For example, in 1996, we merged with Federal Paper Board. Since the merger, we have streamlined and rationalized our manufacturing system to operate each machine at its optimum capability.

Liquid Packaging

      Twenty-one plants produce fresh and aseptic liquid packaging for customers around the world. We set ourselves apart by offering unique barrier board, excellent process print characteristics and complete systems including filling machinery, board and packaging. Our innovative leadership is demonstrated through products such as Spout-Pak and FreshCap.

Folding Cartons, Cups and Retail Bags

      Customers for these products require high-resolution graphics and exacting specifications and performance standards. Fifteen plants worldwide manufacture folding cartons, cups and bags. We possess an efficient manufacturing system, a broad product offering and a commitment to grow with our customers.

Initiatives

      Our industrial packaging businesses occupy important positions in the major market segments around the world and we plan to grow each business in excess of double the overall

                        [PHOTOGRAPH - APPENDIX A NO. 28]

                                 PRINTING PAPERS
          International Paper's European Papers business is the number one marketer of copy paper in Europe.

                        [PHOTOGRAPH - APPENDIX A NO. 29]

                                    PACKAGING
      International Paper's WhiteTop visual-appeal linerboard combined with sharp graphics transform corrugated packaging into billboards.

                        [PHOTOGRAPH - APPENDIX A NO. 30]

                                    PACKAGING
          We produce a wide range of corrugated packaging for customers worldwide that provides both protection and consumer appeal.

                        [PHOTOGRAPH - APPENDIX A NO. 31]

                                    PACKAGING
        To produce superior packaging with bold graphics, folding carton producers use our Starcote and Everest bleached board products.


                                                                             [5]

                        [PHOTOGRAPH - APPENDIX A NO. 32]

                                    PACKAGING
                  Consumers around the world enjoy beverages in
              both our aseptic and fresh liquid packaging cartons.

                        [PHOTOGRAPH - APPENDIX A NO. 33]

                                  DISTRIBUTION
              RepliCopy reprographic paper is one of the many fine
             paper products xpedx offers customers in North America.

                        [PHOTOGRAPH - APPENDIX A NO. 34]

                                  DISTRIBUTION
         Regency cleaning products are used by savvy consumers seeking a high-quality national brand and excellent service from xpedx.

                        [PHOTOGRAPH - APPENDIX A NO. 35]

                                  DISTRIBUTION
             xpedx offers a full line of Colorlok precision printing
              products to the graphic arts market in North America.

annual market growth rate. International Paper will be the preferred supplier to industrial packaging customers around the world by implementing the following initiatives:

o Increasing the capacity of our packaging system to further improve financial returns by capturing the incremental margins generated from selling corrugated containers. An important step was the recent announcement of the merger with Weston Paper and Manufacturing Company. Weston's 11 packaging plants greatly strengthen our presence in the central and southeastern U.S. and bring us valuable expertise in high-end printing applications;

o Expanding our industrial packaging presence in rapidly growing overseas markets. The recent announcement of a joint venture with Olmuksa, the leading manufacturer of industrial packaging in Turkey, will give us a significant opportunity at the crossroads of Europe and Asia; and

o Focusing on long-term customer relationships and growing with our partners in attractive specialized market segments around the world.

      In consumer packaging, our goal is to be the preferred worldwide packaging supplier to consumer products markets by utilizing our diversity and global presence. With our unparalleled breadth of products and resources for packaging solutions, we can service the needs of global customers. We will seek long-term relationships with customers and provide value-added products and service through the following initiatives:

o Continuing to seek opportunities to expand our businesses in response to the growing requirements of consumer packaging markets. The merger with Federal Paper Board and our recent investments in France and El Salvador for liquid packaging and in Australia for cups and folding cartons are examples of this commitment;

o Establishing an effective organization for "one-stop shopping," by combining the efforts of our folding carton, cup and retail bag business and by becoming partners with the customers who previously had maintained separate relationships with these divisions. We have the resources to dedicate specific employee teams and machinery, and capitalize on the unique resources of International Paper to offer packaging solutions that set us apart from our competition; and

o Aggressively implementing supply chain management initiatives to increase efficiencies and establish long-term partnerships with customers. The goal is to provide customers with quality products, shorter order times, quicker turnarounds and service that is second to none.

--------------------------------------------------------------------------------
DISTRIBUTION
--------------------------------------------------------------------------------

      International Paper's distribution businesses in North America, Europe and Australasia ensure that users of paper, office supplies, industrial products and graphic arts supplies have just-in-time access to the products they rely upon every day.

[Logo] xpedx

      The backbone of our North American distribution business, known as xpedx since January 1, 1998, is a strong sales and marketing organization that builds solid relationships with customers ranging from large national accounts to individual consumers. Our sophisticated distribution system, which uses geographic regional hubs, allows us to give our customers fast and efficient service for virtually any printing, packaging, graphic arts or industrial supplies product. What's more, about 20 percent of the revenue generated by xpedx involves distribution of products manufactured by International Paper.

Aussedat Rey, Scaldia and Impap

      Just as xpedx is creating a world-class organization in the U.S., Aussedat Rey in France, Scaldia in the Netherlands and Impap in Poland are leveraging their strengths in purchasing, marketing and efficient distribution. The distribution business in Europe has moved aggressively to increase product offerings, reduce costs and improve logistics. These businesses offer superior service to their customers and are growing as fast or faster than their respective markets.

Carter Holt Harvey

      Carter Holt Harvey in New Zealand has a distribution system that serves customers in New Zealand and Australia. The company's merchant distribution subsidiaries include B.J. Ball Papers and Raleigh Paper. B.J. Ball has a major position in New Zealand's paper distribution market, while in Australia, Raleigh focuses on specialty papers.

Initiatives

      Worldwide distribution is focusing on growth in specific market segments, increasing operational efficiency, reducing costs and improv-


[6]
ing returns through the following initiatives:

o Implementing a worldwide management training program for employees in North America, Europe and Australasia;

o Achieving operational efficiencies and improving customer information by installing a common operating system for all North American distribution locations;

o Expanding the growing international and North American national account program that has been a performance leader in the Company;

o Using geographic regional distribution hubs to provide our North American customers with a service advantage and a competitive edge in asset turn; and

o Increasing the marketing effort we have made in servicing the retailers of printing and imaging products across the U.S.

--------------------------------------------------------------------------------
SPECIALTY PRODUCTS
--------------------------------------------------------------------------------

      The specialty products businesses provide global solutions to customers with a diverse array of products. These businesses are tied to our forest products base by way of raw materials, by-products, processes and land ownership.

Specialty Panels

      In specialty panels, we design and produce engineered products based on wood and paper. Our Masonite subsidiary molds wood fiber into a broad line of door facings with many different designs and sizes. Our customers fabricate these facings into doors that bring style, functionality, durability and economy to both new construction and remodeling. Today, Masonite is the world leader with its CraftMaster brand. We also manufacture a broad line of hardboard exterior siding and industrial hardboard and softboard.

      In 1997, we merged our Nevamar operations in North America with our Polyrey operation in Europe. This has positioned us to enter new global markets for high-pressure paper laminates used as decorative surfaces on kitchen and bathroom countertops, furniture and cabinets. Nevamar and Polyrey target high-end architecturally specified projects that require a wide range of unique patterns and colors.

      Other products include Uniwood and Fome-Cor paper and polystyrene-faced foam panels used for retail signage, point of purchase displays, exhibition display boards and art-framing materials.

      We see continued global growth of our specialty panel products. We are driving this through the following initiatives:

o Value-added marketing that brings solutions to and builds intimacy with our customers. Our success depends on customizing marketing programs to meet specific needs of individual segments;

o Identifying new customer needs ahead of competition and developing products, processes and applications to expand our family of branded products; and

o Investing in technology to lower operating costs and to improve capital utilization. For example, recently acquired molding technology, using smaller, more capital efficient plants, is positioning us to expand our CraftMaster line of products in new international markets in advance of demand.

Industrial Papers

      We produce over 300,000 tons annually of industrial papers. Applications for these papers include food and industrial packaging, industrial sealant and tapes, pressure sensitive labels and consumer hygiene products.

      Through our Thilmany, Pressure Sensitive Papers and Akrosil divisions, we are committed to continued product innovation in the rapidly growing industrial papers markets, and will continue to seek opportunities to expand these businesses worldwide.

Chemicals and Petroleum

      During the year, we integrated our recent acquisitions in Europe and built a team to manage the chemicals business on a global basis. Arizona Chemical is now the leading producer of products based on pulp chemical by-products with sales evenly split between North America and Europe.

      This business has been built by serving a growing worldwide customer base with adhesive, ink and chewing gum resins, polymer additives, coating chemicals, fatty acids and related products. We will continue to grow through the following initiatives:

o Developing functional solutions to our customer needs rather than selling specific molecular chemicals;

o Expanding through both internal growth and acquisitions; and

o Targeting improvements in operating efficiencies.

                         [PHOTOGRAPH - APPENDIX A NO. 36]

                                  DISTRIBUTION
          Consumers in Europe and Australasia have come to rely on our overseas distribution businesses for high-quality products and service.

                         [PHOTOGRAPH - APPENDIX A NO. 37]

                               SPECIALTY PRODUCTS
          Masonite produces a diverse line of CraftMaster door facings with different designs and styles.

                         [PHOTOGRAPH - APPENDIX A NO. 38]

                               SPECIALTY PRODUCTS
       Peel-and-stick labels are just one of the many products made by our industrial papers group and use our adhesive resins.

                         [PHOTOGRAPH - APPENDIX A NO. 39]

                               SPECIALTY PRODUCTS
            Arizona Chemical's food-grade resins find their way into
                          products such as chewing gum.


                                                                             [7]

                         [PHOTOGRAPH - APPENDIX A NO. 40]

                               SPECIALTY PRODUCTS
            Consumers in New Zealand and Australia are familiar with
                      Carter Holt Harvey's tissue products.

                         [PHOTOGRAPH - APPENDIX A NO. 41]

                                 FOREST PRODUCTS
            International Paper developed fast-growing SuperTree pine
               seedlings to renew harvested tracts of forestland.

                         [PHOTOGRAPH - APPENDIX A NO. 42]

                                 FOREST PRODUCTS
                  International Paper is a leading producer of
                          southern yellow pine lumber.

                         [PHOTOGRAPH - APPENDIX A NO. 43]

                                 FOREST PRODUCTS
              Our oriented strand board and veneer are used to make
                      I-joists, an engineered wood product.

based on incorporation of best practices across all facilities.

      Our petroleum and minerals business manages the mineral resources on Company land and also explores for and develops oil and gas reserves in West Texas, the Gulf Coast and the Gulf of Mexico.

      By promoting our fee ownership, we are successfully getting extensive new three-dimensional seismic surveys shot across our property. We will continue this effort and, on key properties, retain the right to participate in drilling projects in addition to our normal royalty position.

Tissue

      Through our majority ownership of Carter Holt Harvey, we are the largest tissue products manufacturer in New Zealand and Australia. Our brand names, such as Sorbent and Handee, are among the best known tissue products to consumers down under.

Divestitures

      As previously announced, a number of businesses have been offered for sale. In regard to our imaging products business, Ilford and Anchor Chemicals have been sold, and Horsell Anitec is under contract to be sold in 1998. Veratec, our nonwovens business, and several specialty panels businesses are also being offered for sale, with closings expected in 1998.

--------------------------------------------------------------------------------
FOREST PRODUCTS
--------------------------------------------------------------------------------

      International Paper is a strong steward of the environment and the natural resources entrusted in our care. We are committed to managing our forests in an environmentally responsible manner and taking a leadership role in the American Forest & Paper Association's Sustainable Forestry Initiative.

Forestlands

      International Paper owns or manages about 6.3 million acres of forestlands in the U.S., mostly in the South, where loblolly pine trees thrive. Our forestlands are managed to strike a balance between the public's need for forest products, the sustainability of the forests and the health and well-being of the forest environment. In the U.S., we have developed advanced land management techniques that enable us to harvest trees while providing watershed protection, wildlife habitat preservation and recreational opportunities.

      We also have an interest in 800,000 acres of radiata pine forests in New Zealand through Carter Holt Harvey, giving us access to export markets throughout the Pacific Rim. Additionally, Carter Holt Harvey has a stake in COPEC, one of the largest industrial companies in Chile. COPEC's principal business, Arauco, owns about one million acres of radiata pine forests in Chile.

Wood Products

      Our wood products are used by residential and commercial builders throughout the world. We produce lumber, plywood, oriented strand board (OSB) and other wood products at 25 plants in the U.S. Our 1996 merger with Federal Paper Board more than doubled our U.S. lumber capacity.

      With 10 plants in New Zealand and Australia, Carter Holt Harvey is one of the region's largest lumber producers. Also, Carter Holt Harvey has a leading position in plywood in New Zealand and in veneer-laminated lumber in Australia. With 36 branches, Carters, its own building materials outlet, is New Zealand's second largest building materials merchandiser.

Initiatives

      While harvest volumes in the next few years are expected to be below 1997 levels, we expect them to double in the next 10 years through environmentally responsible forest stewardship and these initiatives:

o Expansion of high-yield reforestation techniques;

o Aggressive mid-rotation thinning;

o Selective mature-stand harvesting; and

o Active and aggressive support of the Sustainable Forestry Initiative.

      We will maintain the top quartile returns of our wood products business by doing the following:

o Increasing development and growth of value-added products that include premium OSB products used in engineered lumber, southern specialty plywood and prime-grade lumber products;

o Raising the productivity of our facilities. For example, in 1997, system-wide productivity improvements produced incremental lumber equivalent to the output of a new large-sized lumber mill; and

o Continuously reducing manufacturing costs system-wide.


[8]

                                             POWERFUL PROGRAMS ARE IN

                                             PLACE TO EFFECT POSITIVE

                                             CHANGE. WE'RE MOVING TO

                                             SERVE CUSTOMERS MORE

                                             EFFECTIVELY. ENCOURAGING

PROGRESS                                     EMPLOYEES TO THINK

                                             CREATIVELY. HARNESSING

                                             NEW PROCESSES

                                             AND TECHNOLOGIES.

                                             STREAMLINING OUR

                                             ORGANIZATION.

                                                                            [9]

      International Paper is changing. We are moving aggressively toward the goals that we have established for the businesses in our company.

      We are changing the way we do business to compete successfully in the 21st century. We are taking a more proactive approach to changes in our marketplace. Establishing a customer-driven corporate culture. Strengthening teamwork. Developing new products. Inventing new technologies. Creating the customer service processes that will ensure our leadership in the years ahead.

      In some cases, change means building on our strengths. In other cases, it means exiting businesses that no longer make economic sense. In all cases, our transformation means focusing our resources to earn the highest return on investment possible.

Shown are mature southern pine trees growing in our Southlands Experiment Forest in Bainbridge, Ga. >

                         [PHOTOGRAPH - APPENDIX A NO. 44]


[10]

OUR TRANSFORMATION

MAKING CHANGES. EMPOWERING OUR

EMPLOYEES. IMPROVING

PRODUCTIVITY.

SHARING BEST

PRACTICES. IT WILL

KEEP US A LEADER

IN OUR INDUSTRY.


                                                                            [11]

                         [PHOTOGRAPH - APPENDIX A NO. 45]

"TEAMWORK" EN FRANCAIS

      During 1997, the employees of International Paper's Saillat, France, mill demonstrated the benefits of sharing best practices and teamwork. Saillat is a key facility for the production of business papers, a product growing in excess of five percent annually in Europe. The mill had set an aggressive productivity improvement goal of 200 French francs per ton of pulp. To capture this growth, Saillat had to both reduce costs and improve productivity. o By pursuing operating excellence from the forests on through to the shipping of the finished product, and through the extraordinary commitment and teamwork of individual employees, the Saillat team achieved the stated goal in less than two months. By year-end, actual results were nearly double the goal. As a result, the mill improved its cost position and product quality, and productivity improved nearly 10 percent. C'est magnifique! o Shown are Saillat mill employees and products at a local landmark in Etagnac, France. >

                         [PHOTOGRAPH - APPENDIX A NO. 46]

FROM INDIANA TO ISTANBUL

      International Paper continues to look for opportunities to expand globally our well positioned businesses targeted for growth. The most recent examples of this strategy are the proposed merger with Weston Paper and Manufacturing Company and our joint venture with Olmuksa. o Although Weston is an Indiana-based company with production facilities located mostly in the Mississippi River basin and Olmuksa's box plants and paper mill are located in Turkey, almost six thousand miles away, the two businesses share much in common. Both companies operate modern facilities and have proven track records of success. Both manufacture product lines that strengthen our industrial packaging segment capabilities. And both give International Paper a presence in markets where we've had a limited presence in the past. o As the world grows ever small, International Paper is covering more of it. That's why we answer to the world. o Shown is a representation of our expanding global industrial packaging business.

                         [PHOTOGRAPH - APPENDIX A NO. 47]

WHAT'S IN A NAME?

      [xpedx Logo] When Shakespeare wrote, "By any other name would smell as sweet," he probably wasn't thinking about his customers. But when International Paper's North American distribution business changed its name from ResourceNet International to xpedx, it did so because it wanted to unify all of its operations under a single identity that its customers could easily recognize and remember. o The new name "expresses our broad, collective commitment to customer service," said Tom Costello, president of xpedx. Extensive market research confirms that the new name suggests strong performance in excellence, speed, efficiency and accuracy. The name has generated encouraging comments from employees and customers. The strong, clean logo is quick to catch the eye and holds recognition. That's critical when transforming the brand identity for one of North America's leading distributors of paper and packaging products, industrial and sanitary maintenance products, and graphic supplies and equipment. o Shown is an xpedx delivery truck near the company's headquarters in Covington, Ky.

      What separates one company in our industry from another? In our view, the answer is clear: value. Every day our experience confirms that customers are looking for more than simply reams of paper, folding cartons, sheets of plywood or corrugated boxes. They want innovative new products that satisfy unique needs.

      That's why $2 billion of our Company's sales in 1997 were from products that came to market within the last three years. By listening to our customers and working with them to create new products and services, we have enabled them to be first to market.

      By focusing on our customers, we help them succeed. And that's important. Because, after all, our customers' success is a prerequisite to our own.

Shown are two IP account executives, Marc Armato of Hammermill and Erin Hally of the bleached board division. >

CUSTOMER FOCUS

ASKING QUESTIONS.

LISTENING.

PROVIDING SOLUTIONS.

IT'S HOW WE SET

OURSELVES APART.


[12]

                         [PHOTOGRAPH - APPENDIX A NO. 48]


                                                                            [13]

MAXIMIZING VALUE

      To grow our businesses more profitably, we must first understand our customers' needs. That was the thinking behind our new alliance with Tyson Foods. Tyson became a leader in the poultry industry through internal growth and acquisitions. We recognized that Tyson could save time and money by standardizing its packaging operations. We also knew that each facility would require local support and service. o Working together, Tyson and International Paper's U.S. container division created a centralized procurement and supply network. For our part, we unified resources at every level of the division, making our unique combination of national and local resources available to Tyson. Specifically, we created programs for direct communications and dedicated technical support, design, sales and customer service resources exclusively to Tyson. The result: reduced order and delivery times and lower packaging costs for Tyson Foods and preferred supplier status for International Paper. When customers become partners, everybody wins. o Shown are Tyson Foods employees and an International Paper sales executive in Springdale, Ark. >

                         [PHOTOGRAPH - APPENDIX A NO. 49]

A BETTER WAY TO MEASURE SUCCESS

      Thanks to the new Customer Satisfaction Index (CSI), employees at Arizona Chemical have a better understanding of how well they're serving their customers. The new measurement relies on empirical data, such as on-time delivery, to measure satisfaction monthly. o "With our commitment to be the best supplier, it was time for us to take responsibility and measure our own performance," explained Medardo Monzon, global manager, sales/marketing, for Arizona Chemical. Employees are now able to identify specific ways they can enhance quality and reliability. Improvements made so far range from manufacturing adjustments for product improvement to clearer labeling when shipping. o How successful is CSI with our customers? o Sanford A. Siegel of East China Clay International said, "We're impressed with the pride your employees take in their products at Arizona Chemical and we're about ready to adopt your Customer Satisfaction Index for our own folks!" o Shown are Arizona Chemical employees at the Panama City, Fla., plant. >

                         [PHOTOGRAPH - APPENDIX A NO. 50]

TEAMING UP FOR SUCCESS

      Sharpening our customer focus requires us to leverage the widespread capabilities of our Company by removing organizational barriers and gaining a competitive advantage. That's what happened when the bleached board, folding carton and industrial papers groups teamed up to create total packaging solutions for our tobacco products customers. o In the past, these groups maintained separate relationships with our customers. Now, by combining efforts, the three groups can take full advantage of International Paper's diversity, size and global reach. Working together, we have become partners with our customers and a more significant supplier of bleached board, label paper, folding cartons and foil liner. o The result: supply chain management capabilities our competition cannot match and the opportunity for further growth with these valued customers worldwide. o Shown is an array of packaging produced at various International Paper manufacturing facilities.

                         [PHOTOGRAPH - APPENDIX A NO. 51]

                         [PHOTOGRAPH - APPENDIX A NO. 52]

TEAMWORK IN ACTION

COOPERATION. IT GIVES

US THE POWER WE

NEED TO PERFORM AT

THE HIGHEST LEVEL.


[14]

      Our employees are our greatest asset. We value their ideas. We respect their skills. We celebrate their diversity.

      But no employee stands alone. In every mill and office, we work as a team. We encourage our employees - from the most senior manager to our most junior trainee - to regard themselves as owners with a personal stake in International Paper's success. We give them the tools they need to get their jobs done right today. We ask them to think of better ways to do their jobs in the future.

      Empowering employees does more than make International Paper a great place to work. It helps us attract the best talent available. Most important, it allows us to leverage that talent on our customers' behalf.

                                   ----------

< Shown are Jimmy Pierce, David Stephens and Pearl Jones, "Carolina King" pulp dryer team members at our Riegelwood, N.C., mill.

                         [PHOTOGRAPH - APPENDIX A NO. 53]


                                                                            [15]

                         [PHOTOGRAPH - APPENDIX A NO. 54]

EMPOWERING EMPLOYEES THROUGH EDUCATION

      How can employees at every level contribute to improving profitability and meeting the Company's return on investment goals? o The first step is education. As Pete Carr, work systems facilitator in Masonite's Ukiah, Calif., plant explained, "If you expect employees to help you achieve business goals, they need to know the score of the game as it's being played." o Ensuring that every member of the team knows the score is what Masonite Ukiah's business literacy program is all about. "We teach employees that we have to meet goals to earn reinvestment," said mill manager Carolyn Stein. "We emphasize that there are many things we can each do to make a difference." These things include using materials wisely, reducing unscheduled downtime and reducing inventories. o Employee response has been enthusiastic. As boiler operator Ed Evans summarized, "Employees want to help. The more we know about what's important, the more we can do something about it." o Shown are Masonite employees standing in a wood chip pile at the Ukiah plant. >

                         [PHOTOGRAPH - APPENDIX A NO. 55]

PUTTING A NEW FACE ON RETURNS

      The employees at our folding carton plant in Richmond, Va., knew that improving their return on investment (ROI) required everyone to pull in the same direction. A strong, consistent communication effort was needed to heighten everyone's awareness of ROI. That's how the character of Richmond ROI (pronounced Roy) was born. o From his forum in a monthly newsletter, Richmond ROI keeps employees focused on the plant's financial goals and the impact each of them can make. Monthly ROI results inform everyone of the plant's progress, citing specific causes that affected the plant's performance. Safety results are also reported by Richmond ROI. o With all employees focused on returns, Richmond improved its results significantly in 1997, generating an 11 percent ROI. Progress continues in 1998, with an even higher target. You can be sure that Richmond ROI will be keeping score. o Shown are employees in front of the plant's newest rotogravure printing press.

                         [PHOTOGRAPH - APPENDIX A NO. 56]

A MERGER OF MINDS

      The 1996 merger of International Paper and Federal Paper Board created a single business entity that was greater than the sum of the two parts. By combining the two excellent bleached board organizations, we were able to increase overall productivity through improved paper machine utilization, transportation and logistics rationalization, and sharing of best practices and technologies. o Our Riegelwood, N.C., mill is a case in point. The mill gained 75 tons per day of additional capacity following the merger through increased production efficiencies. In addition, the close working relationships forged by Riegelwood employees with other International Paper mills and the corporate technology group helped improve product quality and reduce costs. o Throughout the system, our employees are making the merger a resounding success through teamwork. In 1997 alone, the synergies produced efficiencies that created 200,000 tons of additional capacity with no additional capital expenditure and achieved cost savings of over $100 million. o Shown are Riegelwood mill personnel in a railcar loaded with rolls of bleached board products.

THE PRODUCTS

OF SUCCESS

ANTICIPATING

CHANGE.

EXCEEDING

EXPECTATIONS.

      One of International Paper's greatest strengths is the ability to create customized solutions to customers' toughest challenges. Every year, our Company creates many new products or improves existing products, each directed toward providing added value to its end users. From WhiteTop visual-appeal linerboard to Accolade lightweight coated freesheet papers, we are an industry leader in product development. It's a position in which we take great pride and a responsibility we take very seriously.

      Clearly, adding value is critical to our goal of being our customers' supplier of choice. We must develop new superior products and provide value our customers can't find elsewhere. In today's competitive environment, we'll be successful only if our customers succeed as well.

Shown is an image used as part of the very successful Strathmore Writing System advertising campaign. >

                         [PHOTOGRAPH - APPENDIX A NO. 57]

[16]

WHEN OUR

PRODUCTS

CREATE VALUE

FOR CUSTOMERS,

WE'VE

SUCCEEDED.


                                                                            [17]

FINE PAPERS GET EVEN FINER

      The fine papers division was hard at work in 1997. For example, Beckett Papers introduced Paradox, a versatile new text and cover grade available in two finishes and a spectrum of colors for use in annual reports, brochures and other applications. How could Beckett produce a high-quality product selling at a competitive price? In a word: teamwork. o Working from specifications established by a resource-planning task force, technicians, engineers, chemists, production workers and finishing employees in Hamilton, Ohio, worked as one to produce samples that would exceed prevailing standards. Consulting with corporate technology and the Hamilton mill's machine operators - not to mention designers, printers and merchants - the team quickly established new high performance and quality benchmarks within stringent price parameters. o The result: yet another innovative International Paper product that fills a distinct niche in the marketplace. o Shown is an array of Paradox samples and a marketing brochure. >

                        [PHOTOGRAPH - APPENDIX A NO. 58]

FRESH IDEAS FOR SUCCESS

      In our liquid packaging division, successful products do more than just satisfy customers' needs. They also help customers increase sales and margins. But don't take our word for it. Ask the folks at Schenkel's All Star Dairy in Huntington, Ind. o Schenkel's Dairy was our first customer to use the FreshCap package, which was designed to keep milk fresh longer than traditional gable-top cartons. Another important advantage: the printability of paper cartons over plastic. With FreshCap, dairies can feature eye-catching graphics that appeal to consumers at point-of-sale. These advantages are augmented by the award-winning FreshCap Marketing Program, an array of promotional tools including television and radio commercials, that we offer to our customers to promote their dairy products. o Maybe that's why Tom Schenkel said, "FreshCap's the best thing to come along for us in 20 years." We couldn't agree more. o Shown is an array of FreshCap dairy cartons. >

                        [PHOTOGRAPH - APPENDIX A NO. 59]

ACCOLADES FOR TEAMWORK

      By almost any measure, the introduction of Accolade lightweight coated freesheet papers in 1997 was a success. Upscale catalog retailers such as FAO Schwarz, Lands' End and the Pleasant Company have lauded Accolade for its excellent performance characteristics. But success was no accident. It was the result of several years of research and development and, most of all, teamwork.
o International Paper customers worked closely with our corporate technology group and the Androscoggin mill to develop Accolade. Customers were involved from the start, helping to pinpoint and evaluate the characteristics they need for catalogs, brochures and magazines. Our scientists and engineers created ways to balance brightness, shade and opacity with print cleanliness and smoothness for superior image fidelity. And mill operators ensured that the product quality consistently meets our customers' specifications. o The result of the team approach: a successful product that continues to receive accolades from our many coated freesheet papers customers. o Shown is an FAO Schwarz catalog printed on Accolade lightweight coated freesheet paper.

                         [PHOTOGRAPH - APPENDIX A NO. 60]

      International Paper recognizes the importance of technology as an essential tool for success. We are recognized as a technology leader in the paper and forest products industry. That makes sense because over the years we have made significant investments in research and development and we will continue to do so in the future.

      But the true strength of our technology is not only our investment - it's our philosophy of sharing best practices. Many of our most innovative products and processes were made possible because we shared new technologies across different lines of business and geographic boundaries. Technological innovations in one International Paper business have benefited others time and again.

< Shown is Raj Bodalia, senior research associate in the analytical sciences department at the Technology Center in Cincinnati, Ohio.

                         [PHOTOGRAPH - APPENDIX A NO. 61]


[18]

TOOLS OF THE TRADE

FINDING A BETTER WAY.

THEN IMPROVING IT

FURTHER. SUPERIOR

TECHNOLOGY GIVES US

A COMPETITIVE EDGE.

                         [PHOTOGRAPH - APPENDIX A NO. 62]

INNOVATION IN THE HEART OF TEXAS

      When International Paper creates new advances in coated paper manufacturing technology, chances are good that our McKinney Coated Products
(MCP) facility in Texas served as the laboratory. From conceptualization to commercialization, MCP assists with development and production, and also supports the Company's leadership position in printing and barrier substrates. o That was the case in 1997, when MCP helped the coated papers group develop a new line of ink-jet printing papers for home and office use. These papers lend vivid color to graphics when documents are produced on ink-jet printers. It was also the case with the launch of the Invent It! brand, our entry into the fast-growing category of do-it-yourself creativity projects for home computers such as greeting cards, banners and business cards. o Whenever International Paper launches a dynamic new coated product line, it's a good bet that McKinney Coated Products helped Invent It! o Shown is a consumer shopping for paper products at an Invent It! display in an office products store. >

                         [PHOTOGRAPH - APPENDIX A NO. 63]

FIELD OF DREAMS

      When International Paper scientists at our Southlands Experiment Forest in Bainbridge, Ga., built their "field of dreams," they attracted top researchers from throughout the southern U.S. and the U.S. Department of Energy to "play ball" with them. o Southlands' field of dreams is not a game, however. Instead, it is a laboratory for fast-growing loblolly pine and sweetgum trees. Southlands scientists and research partners have the goal of growing trees 50 feet tall and 10 inches in diameter in 10 years. Using treatments like fertilization and irrigation, plus pest and disease protection, researchers are determining the upper limits of the trees' growth. Field of dreams results will give Company foresters a benchmark for operational plantations and potential environmental and pest impacts, providing valuable information that will continue to advance the success of the Company's forest productivity initiatives. The dream is quickly becoming a reality! o Shown are International Paper foresters in their field of dreams in Bainbridge.

                         [PHOTOGRAPH - APPENDIX A NO. 64]

ADVANCED MANUFACTURING TRAINING

      The art and science of papermaking is advancing at a rapid rate, and International Paper is in the forefront of that progress. At the same time, it's critical to keep all of our manufacturing employees abreast of the latest technical advances. o Advanced training at our new Manufacturing Technology Center (MTC) in Cincinnati, Ohio, is ensuring that our pulp and paper mill process area employees have an in-depth understanding of new problem-solving techniques. The MTC offers management skills courses for both hourly operators and supervisors taught by a faculty made up of seasoned technical employees from across the Company. o To make the course interactive, students are required to bring a specific problem from their mill to discuss in class and then return home with solutions. Since 1994, a total of 400 students have completed the management skills courses. To date, the students have solved an impressive 90 percent of the problems studied. o Shown are students and instructor during a recent management skills class at the Manufacturing Technology Center in Cincinnati.

                         [PHOTOGRAPH - APPENDIX A NO. 65]

THE BOTTOM LINE

IMPROVING FINANCIAL PERFORMANCE. DELIVERING
SHAREHOLDER VALUE. ULTIMATELY, THAT'S
THE BOTTOM LINE. THE BOTTOM LINE IN OUR
BUSINESS, AS IN ANY OTHER, IS THE RETURN WE
DELIVER TO SHAREHOLDERS. GOING FORWARD, OUR
GOAL IS TO IMPROVE THE RETURN ON INVESTMENT OF
OUR BUSINESS WORLDWIDE. OUR ABILITY TO
REACH OUR PERFORMANCE GOALS IS ROOTED IN
THE COMBINATION OF THE VALUE OF OUR
PRODUCTS, A HIGHLY COMPETITIVE COST
STRUCTURE, AND BEING PRESENT IN ESTABLISHED
AND EMERGING MARKETS WORLDWIDE. INTERNATIONAL
PAPER IS STRONG IN ALL THREE OF THESE AREAS.
WORKING TOGETHER, WE PLEDGE TO BUILD ON
OUR STRENGTHS AND PRODUCE THE RETURNS OUR
SHAREHOLDERS EXPECT AND DESERVE.
                                                                           [20]

    FINANCIAL REVIEW

22  MANAGEMENT'S DISCUSSION AND ANALYSIS
    22 CORPORATE OVERVIEW
    23 PRINTING PAPERS
    24 PACKAGING
    24 DISTRIBUTION
    25 SPECIALTY PRODUCTS
    25 FOREST PRODUCTS
    26 LIQUIDITY & CAPITAL RESOURCES

31  FINANCIAL INFORMATION BY
    GEOGRAPHIC AREA

32  FINANCIAL INFORMATION BY
    INDUSTRY SEGMENT

33  REPORT OF MANAGEMENT
    ON FINANCIAL STATEMENTS

33  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

34  CONSOLIDATED STATEMENT OF EARNINGS

35  CONSOLIDATED BALANCE SHEET

36  CONSOLIDATED STATEMENT OF CASH FLOWS

37  CONSOLIDATED STATEMENT OF COMMON
    SHAREHOLDERS' EQUITY

38  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

48  ELEVEN-YEAR FINANCIAL SUMMARY

50  INTERIM FINANCIAL RESULTS


                                                                            [21]

22  Management's Discussion and Analysis


------------------
CORPORATE OVERVIEW
------------------

Results of Operations

International Paper's 1997 net sales of $20.1 billion were essentially flat with 1996 and slightly above 1995 sales of $19.8 billion. Despite generally stronger demand than 1996 and a full-year contribution from Federal Paper Board (Federal), acquired in March 1996, sales were flat overall due to lower pricing for most products. Before contributions from Federal, 1997 sales declined about 2%.

      Sales outside the United States totaled $5.8 billion in 1997, 29% of net sales, including Carter Holt Harvey, which was consolidated from May 1995 and contributed $2.0 billion, $2.1 billion and $1.4 billion in 1997, 1996 and 1995, respectively. Export sales from the U.S. were $1.4 billion in 1997 and 1996 and $1.5 billion in 1995, bringing total international sales to $7.2 billion compared with $7.4 billion in 1996 and $7.1 billion in 1995.

      For 1997, the Company reported a loss of $151 million or $.50 per share after special items that reduced net earnings by $461 million or $1.53 per share. Net earnings before special items were $310 million or $1.03 per share, compared with 1996 earnings before special items of $434 million or $1.49 per share and 1995 record earnings of $1.2 billion or $4.50 per share.

      Excluding special items, return on investment was 3.0% in 1997 compared with 3.6% in 1996 and 8.4% in 1995. Management recognizes that current financial returns are not satisfactory and is focused on company-wide business improvement initiatives. These are described more fully in the section titled "Restructuring and Business Improvement Actions" below and in the discussion and analysis of each business segment.

      1997 was characterized by improving market conditions, and we surpassed our profit improvement goal of $300 million. When the year began, prices for a number of our products were lower than at any time during 1996. Although prices improved during the year, on average they were lower than in 1996, and overall results were considerably weaker. Lower prices in 1997 in our U.S. businesses alone cost the Company over $500 million. Despite positive contributions from acquisitions, results for both 1997 and 1996 were significantly lower than the earnings record set in 1995, when prices for many products were at peak levels.

      In 1998, more aggressive profit improvement targets are in place and we expect to complete our previously announced over $1 billion of asset sales by midyear. We anticipate continued strong demand for our products, fueled by moderate economic growth in the U.S. and stronger growth in Europe than in recent years. However, the recent downturn in Asian economic markets is creating a great deal of uncertainty and has started to cause prices for pulp and some paper products worldwide to weaken. We expect any disruption in world markets will be temporary, and believe Asia will be of continuing long-term strategic importance. On the positive side, the situation in Asia is significantly slowing down the rapid expansion of pulp and paper capacity in that region.

Special Items

Special items reduced 1997 net earnings by $461 million or $1.53 per share and 1996 net earnings by $131 million or $.45 per share. The table at the bottom of this page shows the impact of special items in both 1997 and 1996.

      Second-quarter 1997 results included a business improvement charge of $535 million and a $150 million provision to increase legal reserves as a result of a recent settlement by Masonite Corporation, a wholly owned subsidiary, of a class-action lawsuit relating to its hardboard siding product. Fourth-quarter special items included a charge of $125 million for anticipated losses on the sale of the Company's remaining imaging businesses and a gain of $170 million on the redemption of certain retained West Coast partnership interests and the release of a related debt guaranty.

      First-quarter 1996 results reflected a gain of $592 million on the sale of a 98% interest in a partnership that owns 300,000 acres of these same West Coast forestlands. 1996 results also included a first-quarter charge of $515 million to cover the costs of management actions to restructure and strengthen certain businesses, and a fourth-quarter charge of $165 million to write down the Company's investment in Scitex; these totaled $680 million.

      A table showing the impact of special items on each of the business segments in 1997 and 1996 appears on page 32.

Restructuring and Business Improvement Actions

In June 1997, a $535 million business improvement charge ($385 million after taxes or $1.28 per share) was recorded under a plan to improve the Company's financial performance by closing or divesting of operations that no longer meet financial or strategic objectives. The charge included approximately $230 million for asset writedowns, $210 million for estimated losses on sales of businesses, and $95 million for severance and other expenses. The majority of the charge relates to the restructuring of the

 Impact of Special Items (in millions, except per share amounts)

                                                                1997
                                      -------------------------------------------------
                                      Earnings (Loss)  Earnings (Loss)
                                         Before Taxes     After Taxes
                                                  and             and  Earnings (Loss)
                                             Minority        Minority             Per
                                             Interest        Interest           Share
----------------------------------------------------------------------------------------
Before special items                            $ 656           $ 310        $   1.03
Business improvement charge                      (535)           (385)          (1.28)
Provision for legal reserve                      (150)            (93)           (.31)
Restructuring and asset impairment charges       (125)            (80)           (.26)
Gains on sales of partnership interests           170              97             .32
                                                -----           -----        --------
After special items                             $  16           $(151)       $   (.50)
                                                =====           =====        ========

                                                                1996
                                             ------------------------------------------------
                                             Earnings (Loss) Earnings (Loss)
                                               Before Taxes     After Taxes
                                                        and             and   Earnings (Loss)
                                                   Minority        Minority              Per
                                                   Interest        Interest            Share
---------------------------------------------------------------------------------------------
Before special items                                  $ 890           $ 434         $   1.49
Business improvement charge
Provision for legal reserve
Restructuring and asset impairment charges             (680)           (467)           (1.70)
Gains on sales of partnership interests                 592             336             1.25
                                                      -----           -----         --------
After special items                                   $ 802           $ 303         $   1.04
                                                      =====           =====         ========

                                        Management's Discussion and Analysis  23


Company's printing papers business and the sale of certain specialty businesses. Restructuring actions completed in 1997 included the shutdown of the Woronoco, Mass., mill; two paper machines at the Erie, Pa., mill; one paper machine at the Mobile, Ala., mill; the Lock Haven, Pa., de-inking operation; a higher cost paper machine at the Moss Point, Miss., mill; and two container plants in California. Also completed were the sales of the imaging products division's photographics and pressroom chemicals businesses. In December 1997, an additional charge of $125 million ($80 million after taxes or $.26 per share) was recorded for anticipated losses associated with the sale of the Company's remaining imaging businesses. Other sales completed in 1997 included the Lancey coated papers mill in France; three multiwall kraft bag plants in the U.S.; and our minority share of Productores de Papeles, S.A., a paper manufacturer in Colombia.

      Approximately $28 million of the cash costs associated with the business improvement program were incurred in 1997. The remainder will be spent in 1998. Annual improvement in earnings before interest and taxes related to the business improvement program of approximately $100 million is expected by the end of 1998. Divestitures scheduled for completion in 1998 include the imaging products division's printing and graphic arts businesses, for which an agreement to sell was reached in 1998. We will also sell the Veratec nonwovens division, several decorative panels businesses and the label business.

      Under a 1996 program, International Paper recognized a restructuring and asset impairment charge of $515 million ($362 million after taxes or $1.35 per share). The charge included $305 million to write off certain assets, primarily those of the Company's imaging products businesses; $100 million for asset impairments related to the adoption of Statement of Financial Accounting Standards No. 121; and one-time cash costs of $110 million for severance and other expenses. Cash costs totaling $34 million were incurred in 1996 and substantially all of the remainder was spent in 1997. Annual improvement in earnings before interest and taxes was on target and just over $100 million in 1997.

Printing Papers

Printing Papers reported 1997 sales of $5.5 billion, down from $5.6 billion in 1996 and $6.1 billion in 1995. The modest decline between 1997 and 1996 occurred primarily in Europe. Otherwise, generally stronger volumes for most product lines offset lower prices. Operating profit before special charges was $174 million, down from $220 million in 1996 and well below 1995's record $1.1 billion. After special charges relating to restructuring and business improvement programs, the segment lost $38 million in 1997 and earned $185 million in 1996. Results reflect weaker pulp and paper markets during the first half of 1997. Conditions improved somewhat by midyear and prices improved, but the recovery was not strong.

      The Company made good progress during 1997 to restructure its printing papers businesses. In the U.S., we shut down four inefficient machines and a de-inking plant, and transferred three machines to more profitable product lines. In 1998, we plan to shut down another machine, reconfigure one to produce specialty fine grades and convert two others to packaging grades. When this is done, we will have permanently reduced our U.S. pulp and business papers productive capacity by 400,000 tons. Elsewhere, we sold Aussedat Rey's Lancey coated papers mill in France and our minority interest in a printing papers business in Colombia.

      As 1998 began, overall demand was stable and customer inventories were at normal levels. However, economic weakness in Asia poses a great deal of uncertainty about the near-term strength of world pulp and paper markets, as demand decreases from that region, and exports, particularly from Indonesia, begin to find their way into world markets.

      Business Papers sales were $2.9 billion in 1997, a decline of 4% from 1996 and 12% from 1995. In the U.S., shipments were flat and average prices fell $35 per ton or 4% from 1996 levels. Lower manufacturing costs partially offset the impact of lower prices. However, U.S. operating profit was one-third that of 1996. In Europe, sales volumes increased due to the full-year impact of the former Federal mill in Inverurie, Scotland, while prices declined from 1996. Operating profit improved by more than 50% due to significantly lower costs at both Aussedat Rey and Kwidzyn. In the coming year, restructuring actions and other management initiatives alone are expected to increase profitability in our U.S. operations by as much as $50 million. Our European operations will continue to focus on productivity and cost reduction as well.

      Coated Papers sales were $1.8 billion, increasing 4% over 1996, again due to higher volumes. Sales were flat with 1995 as the addition of Federal's bristols business offset price declines. Overall, coated papers operating profit improved 13% in 1997 to 80% of 1995's record level. In the U.S., pricing for both groundwood and freesheet products trended upward during the year. Coated papers volumes increased 26% and sales of Accolade, our new coated freesheet, exceeded expectations. However, U.S. operating profit declined significantly due mainly to start-up costs associated with the reconfigured machine at our mill in Jay, Maine, which produces Accolade. Our European operations were on the upswing, returning to profitability following losses in 1996 and 1995. Zanders performance was considerably better as cost-reduction actions taken over the past several years began to pay off. For 1998, we expect the U.S. coated papers market to remain strong, but are less optimistic about Europe due to capacity additions and pricing pressure.

      Pulp sales declined modestly to $880 million in 1997 as stronger shipments offset lower average prices. Operating profit nearly doubled due mainly to higher volumes and lower manufacturing costs at our European mills. Results were particularly strong at Aussedat Rey's Saillat mill, which was modernized in 1993. After improving for several months, worldwide pulp prices began to erode in late 1997 due to the economic downturn in Southeast Asia. As the year ended, the Company was experiencing lower order rates from Asian customers, and prices continued to trend downward. We believe pulp prices will remain under pressure through the first quarter of 1998.

      In 1998, we will complete our improvement program for our printing papers businesses, and identify additional opportunities to reduce costs by optimizing the use of our production facilities.

24  Management's Discussion and Analysis


Initiatives to increase shipments and improve sales mix will also add favorably to results in 1998.

Packaging

Packaging sales totaled $4.9 billion in 1997, flat with 1996. Operating profit of $194 million before special charges in 1997 declined from $463 million in 1996. After special charges relating to restructuring and business improvement programs, operating profit was $146 million in 1997 and $421 million in 1996. Shipments were generally stronger across the Company's packaging businesses in 1997, but substantially weaker prices for industrial packaging during the first half of the year drove the decline in operating profit. In 1995, sales were $4.5 billion and operating profit was $741 million.

      During the past year, we took several actions to strengthen our packaging businesses. We sold our multiwall bag operations, allowing us to focus our resources on stronger segments of the kraft packaging business, and we shut down two unprofitable container plants. So far in 1998, we have entered into a joint venture with a box manufacturer in Turkey, adding to our presence in Eastern Europe and Asia. We also announced plans to merge with Weston Paper and Manufacturing Company, which operates a corrugated medium mill and 11 container plants in the central and southeastern U.S. The merger will add to our capabilities in markets where International Paper does not currently have container plants, and increases our level of integration with our containerboard mills to nearly 60%. Carter Holt Harvey moved ahead with the 1998 completion of the modernization of its Kinleith mill, to secure an internationally competitive cost position for both containerboard and pulp. Finally, we plan to exit the label business during the first half of 1998.

      Industrial Packaging sales were $2.6 billion in 1997, down from $2.8 billion in 1996 and $3.1 billion in 1995. These businesses broke even in 1997, after reporting a 60% decline in operating profit in 1996. In the U.S., industrial packaging prices declined during the first half of 1997, but improved in the second half as strong export demand caused markets to tighten. Overall, average containerboard sales prices were 8% lower than in 1996. Although pricing was weak, demand for industrial packaging was relatively strong. Shipments increased 10% over 1996, largely from corrugated boxes and export containerboard.

      Carter Holt Harvey, accounting for about 16% of our industrial packaging sales in 1997, also experienced lower prices, mainly in New Zealand, on flat sales volumes. Earnings were one-fourth as much as in 1996. Construction-related downtime at Kinleith also contributed to the earnings decline. Faced with increasing domestic competition, Carter Holt Harvey improved its service and quality during the past year and will continue to do so in 1998.

      Most indicators are positive for the U.S. industrial packaging industry. No U.S. producers have announced plans to expand containerboard production capacity, and inventories continue at reasonable levels. As 1998 began, containerboard prices were 25% lower than the last-cycle peak in mid-1995, but were $25 per ton or 8% higher than the 1997 average. Despite the economic situation in Asia, domestic and export demand remains strong, and we believe that, on average, 1998 industrial packaging prices will be higher than in 1997. A number of key initiatives will also contribute to higher industrial packaging sales and earnings in 1998. These include growth in our specialty products such as WhiteTop, Pineliner and ColorBrite and a plan to offset higher fiber costs with productivity and volume gains.

      Consumer Packaging sales were $2.3 billion in 1997, up from $2.1 billion in 1996. Sales were $1.4 billion in 1995. Sales growth between 1995 and 1997 was due mainly to higher volumes resulting from our merger with Federal in March 1996. Operating profit declined 14% from 1996, but remained slightly higher than in 1995.

      Bleached board prices declined in early 1997 and were essentially flat the rest of the year. On average, prices were about 3% lower than in 1996. Our U.S. mills significantly reduced costs in 1997 as the integration of Federal continued and high-performance work systems became more effective. These more than offset higher fiber and energy costs during the year. Our converting operations achieved better volumes and sales mix, posting results that were in line with 1996. Liquid packaging sales grew 6% in 1997, the first full year of operations for plants in Europe and South America, but the division reported a small loss due to currency devaluations late in the year, primarily in South Korea.

      Carter Holt Harvey's sales and operating profit declined considerably due to the same competitive environment faced by its industrial packaging business. And Kwidzyn, in Poland, reported a loss on its boxboard operations due to weak margins.

      Early in 1998, bleached board order backlogs softened. We expect that the situation in Asia and a strong U.S. dollar will preclude tighter markets until late in the year. However, we anticipate that earnings will improve in 1998 as internal initiatives more than offset flat prices and higher fiber costs. Longer term, we are positioning our businesses to compete in growing global markets. For example, we are pursuing additional offshore opportunities in fresh juice and aseptic packaging. And recently, we announced plans to complement our Imperial Bondware food-service products by investing with Carter Holt Harvey in an Australian cup maker.

Distribution

Distribution sales totaled $4.7 billion in both 1997 and 1996 compared with 1995 sales of $5.0 billion. Operating profit was $99 million ($83 million after a business improvement charge) in 1997, declining from $109 million in 1996 and $106 million in 1995. Profit on sales declined from 2.3% in 1996 to 1.8% in 1997 due largely to lower prices.

      xpedx, the Company's North American distribution operation, posted sales of $4.2 billion in 1997, flat with 1996. Sales volume increased 7%, fueled by effective sales and marketing programs and 30 new retail stores. Although unit sales grew, margins weakened and operating profit declined 16%. About 70% of xpedx sales are in printing papers markets, with the balance in graphic arts and industrial products. Paper prices declined 10% in 1997. xpedx costs did not decline at the same rate, causing gross margins to decline (by nearly one-half of 1%) in 1997. Also contributing somewhat was a higher proportion of direct sales, which have lower margins than sales of products flowing through our warehouses.

      During 1997, xpedx moved ahead with the strengthening of its

                                        Management's Discussion and Analysis  25


service base by closing inefficient locations and consolidating operations into highly automated, efficient regional distribution centers. Actions taken in 1997 are projected to reduce costs by over $10 million annually, beginning in 1998.

      In 1998, xpedx expects continued strong unit sales growth. Sales growth will come from an effective national accounts program, alliances with national suppliers to sell their branded products exclusively and the growing small-office, home-office market. Another source of growth will be Taussig Graphics Supply, Inc., a premier distributor of graphic arts products, acquired late in 1997.

      International Paper's international distribution operations posted sales of $455 million, declining slightly from 1996 and 1995. Operating profit was in line with 1996 and 1995, with both European and Pacific Rim operations contributing positively.

      Overall, we expect higher sales and earnings for the distribution businesses in 1998.

Specialty Products

Specialty Products sales of $3.5 billion were essentially flat with 1996. Sales were $3.3 billion in 1995. Earnings before special charges were $323 million in 1997 compared with $319 million in 1996 and $207 million in 1995. After special charges relating mainly to businesses being divested, the segment reported operating losses of $4 million in 1997 and $51 million in 1996. In 1998, the Company will divest itself of several businesses with net sales of approximately $1.1 billion. These are the imaging products and nonwovens businesses and certain specialty panel operations. In our assessment, these businesses do not have the growth or return potential necessary to meet the Company's overall financial goals.

      Specialty Panels includes molded interior door facings, hardboard siding and decorative surfaces such as high-pressure laminates. Sales were $990 million in 1997, in line with both 1996 and 1995. Demand for door facings and high-pressure laminates grew in 1997, supported by a strong U.S. housing market and growth overseas. However, specialty panels operating profit declined 12% due to start-up costs associated with a new door facings plant in Ireland and weaker earnings at Carter Holt Harvey. Sales and earnings of our U.S. low-pressure laminates and industrial panels businesses were weak in 1997, plagued by overcapacity, and we announced plans to exit these product lines by mid-1998.

      In 1998, we expect demand for door facings to continue to grow, but we expect pricing to be under pressure because of new industry capacity. We are targeting sales growth in international markets, particularly Europe, and in Asia, where we are using new technology to build less costly production lines. New products will also contribute to growth in specialty panels sales.

      Imaging sales declined 3% to $690 million. Operating profit improved considerably due to the success of the cost-reduction program we undertook in early 1996. These gains were offset somewhat by volume declines across all major product lines. Over the past several years, advances in digital-based imaging technology has severely reduced demand for photosensitive papers and films and, in July 1997, the Company announced its plan to exit the imaging products businesses. Late in 1997, we sold our photographics and pressroom chemicals businesses. Early in 1998, we reached an agreement on the sale of the printing and graphic arts operations. We expect to incur operating losses until the sale is completed.

      Industrial Papers 1997 sales of $550 million were flat with 1996. However, operating profit declined 23% after growing 16% in 1996. The U.S. market for release-backing products became more competitive in 1997 as the industry consolidated and European producers entered the market. Prices were down 5% in 1997. Demand for other grades remained strong throughout the year. Market conditions in 1998 are expected to mirror 1997. Industrial papers continues to meet our return goals, and we are selectively investing in products with growth potential. In 1998, Thilmany will install a new extruder in the U.S. and Akrosil will install a new coater in the Netherlands. We expect both sales and earnings to improve in 1998 due to volume growth and lower costs.

      Tissue sales of $410 million were slightly higher than in 1996. Operating profit also improved slightly due mainly to volume growth. Since the acquisition of the Australian operations of Bowater plc in early 1995, Carter Holt Harvey has achieved market share gains in Australia, and in New Zealand a new diaper machine boosted sales ahead of expectations. We expect the tissue business to continue to perform well.

      Nonwovens sales of $250 million declined about 5% from 1996 and 1995 levels. Operating profit nearly doubled as the spunbond capabilities we built over the past several years began to pay off. Profits were offset somewhat by declines in traditional nonwovens, markets that have been shrinking due to new spunbond technology. We expect this business to be sold by mid-1998.

      Sales of Chemicals and Petroleum were $560 million in 1997, 3% higher than last year. Operating profit fell 6% but remained well above 1995. Chemicals profit increased 25% in 1997, returning to 1995 levels. Results reflect strong European operations, where we have increased resins sales mainly at Forchem, acquired in late 1996. U.S. operations were weaker in 1997 due to operating problems and environmental costs. Petroleum earnings declined 20% due to lower production and lower gas and oil prices. In 1998, we expect chemicals earnings to improve as we focus on specialty resins and improvements in manufacturing operations. Petroleum's results will depend on oil and gas pricing. Our exploration program will continue to concentrate on West Texas, the Gulf Coast and the Gulf of Mexico.

Forest Products

Forest Products sales for 1997 were $2.7 billion, even with 1996. Sales were $2.1 billion in 1995. Operating profit, before special items, increased to $430 million, from $390 million in 1996 and $388 million in 1995. After special items, operating profit was $554 million in 1997 and $925 million in 1996. Special items in 1996 included a gain of $592 million from the sale of an interest in a partnership in Oregon and Washington that included essentially all of IP Timberlands, Ltd.'s Western forestland holdings. In December 1997, the Company's remaining interest in this partnership was redeemed and a related debt guaranty was released, resulting in a gain of $170 million. Additionally, special items included restructuring and business improvement charges of $46

26  Management's Discussion and Analysis


million in 1997 and $57 million in 1996.

      Forestlands revenues decreased 13% to $650 million in 1997 from $750 million in 1996, while operating profit increased nearly 20%. Sales declined because 1996 included our West Coast operations through March. Operating profit for the year reflected strong pricing and demand in the U.S., as well as the sale of controlling interests in nonstrategic forestlands in western Pennsylvania and New York. U.S. harvest volumes were higher in 1997, with sawlog volumes increasing approximately 12%. Sawlog prices averaged about 2% above 1996 levels, and pulpwood prices rose approximately 10%. Carter Holt Harvey's revenues decreased 15% and earnings were down for the year, as lower pricing in New Zealand and Asia offset higher harvest volumes.

      Our outlook for our forestlands business is mixed. Prices for our stumpage entered 1998 at or near all-time highs. In addition, U.S. construction activity is projected to remain strong in 1998, which would support continued strong demand for our stumpage. We also expect to complete partnership interest sales involving approximately 112,000 acres of forestland in Pennsylvania and New York in 1998. Harvest volumes, however, are expected to decline somewhat below 1997's record levels for the next few years due to a younger average age class for our timber. Furthermore, the recent economic downturn in Asia could adversely affect demand for stumpage in the U.S. in 1998, and will depress 1998 results for Carter Holt Harvey.

      Wood Products revenues increased 8% in 1997 to $2.1 billion, up from $1.9 billion in 1996 and $1.4 billion in 1995. In the U.S., operating profit increased slightly. Results reflect strong lumber operations, offset by losses for panels and other products.

      Our lumber operations were particularly strong in 1997 as robust construction markets pushed sales up over 35% while operating profits nearly doubled. Results also benefited from a full year's contribution from the five plants acquired in the Federal merger of March 1996. Lumber prices rose over 10%, driven by strong demand and by an increase in sales of premium grades, which carry higher margins. About 15% of our lumber sales are premium grades, up from about 5% in 1996. 1998 projections are to grow to over 20%. The higher prices and shipments, together with cost reductions, more than offset higher log costs in 1997.

      Our U.S. panel businesses were negatively impacted by higher log costs and a sharp decline in prices for oriented strand board (OSB), as industry-wide capacity additions came on line. However, by year-end, OSB prices had recovered somewhat as demand and capacity moved closer to balance. Average plywood prices increased slightly in 1997, while sales volumes were slightly lower. Panels results continue to benefit from production of higher margin specialty products that represent approximately 25% of our plywood sales.

      Carter Holt Harvey's sales, which represent about 30% of our wood products business, increased 8% in 1997. Operating profit was in line with 1996. With improving business conditions in Australia, the 1996 acquisition of Forwood Products is exceeding sales and profit targets, and further gains are expected in 1998. About 10% of Carter Holt Harvey's products are exported into Asia. The Asian economic situation will result in weakness during 1998. However, Carter Holt Harvey is strategically committed to its customer base in the Asian market, and in the longer term remains positive on the outlook for demand from the region.

      In the U.S., we expect construction activity to remain strong in 1998, with housing starts at or near 1997 levels. As a result, demand and pricing for wood products should continue to be favorable. We expect some further recovery in OSB prices as the year progresses. Profitability in 1998 is expected to be negatively affected early in the year by both higher log costs and wood availability. However, productivity and cost-savings initiatives currently under way, together with increased sales of higher margin premium products, should reduce the impact of higher costs.

-----------------------------
LIQUIDITY & CAPITAL RESOURCES
-----------------------------

Cash Provided by Operations

Cash provided by operations declined to $1.2 billion in 1997 from $1.7 billion in 1996 and $2.2 billion in 1995. As compared with 1996, earnings after adjusting for noncash special items declined by $100 million. In addition, working capital reduced operating cash flow by about $390 million. On an overall basis, noncash working capital was $2.9 billion at December 31, 1997, which was about a $200 million decrease from 1996. However, after adjusting for foreign exchange, acquisitions and restructuring activities, working capital increased by about $390 million. Just under half the increase resulted from reductions in nontrade accrued liabilities. Inventory accounted for most of the rest, including increases in xpedx inventory, liquid packaging filling machines and purchased timber deeds. Depreciation and amortization expense of $1.3 billion in 1997 was about $100 million above 1996, increasing from $1.0 billion in 1995.

Investment Activities

Capital spending was reduced to $1.1 billion in 1997, from $1.4 billion and $1.5 billion in 1996 and 1995, respectively. Capital spending is expected to be $1.1 billion in 1998 and will continue to be focused on the Company's stronger, more competitive businesses.


Capital Spending by Industry Segment

In millions for the years ended
December 31                               1997             1996             1995
--------------------------------------------------------------------------------

Printing Papers                         $  401           $  454           $  375
Packaging                                  275              338              531
Distribution                                20               14               18
Specialty Products                         191              289              251
Forest Products                            172              195              271
                                        ------           ------           ------
Subtotal                                 1,059            1,290            1,446
Corporate                                   52              104               72
                                        ------           ------           ------
Total                                   $1,111           $1,394           $1,518
                                        ======           ======           ======

      Under the business improvement plan undertaken by the Company in 1997, sales of nonstrategic businesses and assets are expected to generate cash proceeds of $1 billion. Proceeds will be used primarily to reduce debt. In 1997, proceeds from these divestitures totaled $322 million.

      Acquisitions in 1997 included Merbok Formtec, an Asian door facings company that will be an addition to Masonite, and Taussig

                                        Management's Discussion and Analysis  27


Graphics Supply, Inc., a distributor of graphic arts products, to complement our distribution business.

      In March 1996, International Paper merged with Federal Paper Board, a paper and forest products company with facilities in the U.S. and the U.K. Federal shareholders received, at their election and subject to certain limitations, either $55 in cash or a combination of cash and International Paper common stock for each share of Federal Paper Board common stock. To complete the merger, Federal shares were acquired for approximately $1.3 billion in cash and $1.4 billion in International Paper stock, and $800 million of debt was assumed. Other 1996 acquisitions included Forchem, a tall oil and turpentine processor in Finland, and Forwood Products, a timber-processing business in Australia, acquired for about $100 million each.

      Acquisitions in 1995 included approximately 26% of the outstanding shares of Carter Holt Harvey, bringing International Paper's ownership of the New Zealand-based forest and paper products company to just over 50%. The share purchases were financed with borrowings totaling $1.1 billion. (The Company's initial investment of 16% of Carter Holt Harvey was made in 1991 and was followed by an additional 8% investment in 1994.) We also acquired the assets of paper distributors Seaman-Patrick Paper Company and Carpenter Paper Company; Micarta, a high-pressure laminates business; and the inks and adhesives resin business of DSM in France.

Financing Activities

Financing activities during 1997 included the issuance of environmental and industrial development bonds for various capital projects, repayment of $164 million of Federal Paper Board 10% debentures, and a net reduction in commercial paper and short-term bank borrowings. Long-term debt and notes payable to banks on our balance sheet were $9.4 billion at December 31, 1997 compared with $10 billion in 1996. However, after adjusting for foreign exchange, acquisitions and restructuring activities, debt was reduced by approximately $220 million on a cash flow basis.

      Financing activities in 1996 included short-term borrowings of $1.3 billion used to acquire Federal. Also, $741 million of notes with maturities ranging from three to seven years were issued, and IPT borrowed $450 million due in 1999 from a consortium of banks.

      In 1995, IPT issued $750 million of five-year debt, Carter Holt Harvey issued $300 million of U.S. dollar-denominated notes, and International Paper Capital Trust, a wholly owned subsidiary, issued $450 million of preferred securities that are convertible into International Paper common stock. Also during 1995, 5.75% convertible debentures were called by the Company and converted into 5.8 million shares of common stock.

      Unless otherwise noted, the proceeds of all of the financings described above were used to reduce short-term debt or for general corporate purposes.

      Dividend payments were $302 million in 1997 ($1.00 per common share), $291 million in 1996 and $237 million in 1995. In the third quarter of 1995, the Company declared a two-for-one stock split and raised the quarterly dividend from $.21 to $.25 per common share.

Capital Resources Outlook for 1998

The Company's financial condition continues to be strong. The ratio of debt to total capital was held at 39% in 1997, equal to 1996 and 1995. The Company anticipates that cash flow from operations, supplemented as necessary by short- or long-term borrowings, will be adequate to fund its capital expenditures, to service existing debt, and to meet working capital and dividend requirements during 1998.

Other Financial Statement Items

Net interest expense was $490 million in 1997, declining from $530 million in 1996. The reduction reflects lower borrowing rates and tax-related interest income in 1997. Net interest expense was $493 million in 1995.

      Minority interest expense declined to $129 million in 1997 from $169 million in 1996, due largely to weaker earnings at Carter Holt Harvey and a lower level of profits on the sales of West Coast partnership interests by IPT. (Minority interest expense related to such sales was $6 million and $32 million in 1997 and 1996, respectively.) These declines were offset in part by stronger results at Zanders. Minority interest expense was $156 million in 1995.

      Before special items, the 1997 effective tax rate was 34%, declining from 36% in 1996 due to a change in the mix of earnings, and 35.5% in 1995. After special items, the effective tax rate was 238% of pre-tax income in 1997 and 41% in 1996. Taxes provided on special charges, which included expenses that were not deductible for tax purposes, as well as taxes at statutory rates on the gain on sale of a partnership interest, caused the Company's 1997 tax provision to be more than twice that of earnings before taxes. The table below presents components of earnings and the related income taxes for 1997 and 1996.

      In 1998, we expect the effective tax rate on operating earnings to be about 34%.

Effective Tax Rate (dollars in millions)

                                                                     1997                                      1996
                                             ------------------------------------------  -------------------------------------------
                                             Earnings (Loss)                             Earnings (Loss)
                                               Before Taxes           Tax     Effective    Before Taxes           Tax     Effective
                                               and Minority       Expense           Tax    and Minority       Expense           Tax
                                                   Interest      (Benefit)         Rate        Interest      (Benefit)         Rate
------------------------------------------------------------------------------------------------------------------------------------
Before special items                                  $ 656         $ 223            34%          $ 890         $ 319            36%
Business improvement charge                            (535)         (150)           28%
Provision for legal reserve                            (150)          (57)           38%
Restructuring and asset impairment charges             (125)          (45)           36%           (680)         (213)           31%
Gains on sales of partnership interests                 170            67            39%            592           224            38%
                                                      -----         -----                         -----         -----
After special items                                   $  16         $  38           238%          $ 802         $ 330            41%
                                                      =====         =====                         =====         =====

28  Management's Discussion and Analysis


The full-year impact of the March 1996 merger with Federal contributed between 2% and 18% to the components of 1997 costs and expenses.

Recent Accounting Pronouncements

In the first quarter of 1997, International Paper adopted the provisions of American Institute of Certified Public Accountants Statement of Position (SOP) No. 96-1, "Environmental Remediation Liabilities," which provides guidance concerning the recognition, measurement and disclosure of environmental remediation liabilities. The adoption of the SOP did not have a material effect on the Company's financial position or results of operations. Also in 1997, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," which did not have a material effect on reported earnings per common share. Disclosures required by this standard appear in Note 2 to the consolidated financial statements.

      In 1998, the Company will adopt SFAS No. 130, "Reporting Comprehensive Income," which sets standards for the reporting of comprehensive income and its components, and SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information," which requires the presentation of segment information on a basis consistent with that used by management for operating decisions and sets forth quarterly and annual disclosure requirements.

Legal and Environmental Issues

International Paper operates in an industry subject to extensive state and federal environmental regulation. A total of $90 million was spent in 1997 ($130 million in 1996 and $108 million in 1995) to control environmental releases into the air and water and to assure environmentally sound disposal of waste. The Company expects to spend approximately $105 million in 1998 for similar capital projects, including costs to comply with the Environmental Protection Agency's
(EPA) "Cluster Rule" regulations. Amounts to be spent in future years will depend on new laws and regulations and changes in environmental issues. Taking these uncertainties into account, our preliminary estimate for 1999 and 2000 is approximately $350 million.

      In early 1998, the EPA will issue final regulations on the "Cluster Rule" establishing new requirements regarding air emissions and wastewater discharges from pulp and paper mills. Implementation will be required over the next three to eight years. One of the main requirements of the Cluster Rule will be that pulp and paper mills use only elemental chlorine-free technology (ECF) in the pulp bleaching process. In 1996, International Paper completed the conversion of 13 of its U.S. and European bleached mills to this technology. The cost of conversion as well as other related projects completed through 1997 was $145 million. Two former Federal Paper Board mills, Augusta and Riegelwood, will be converted to ECF in 1998. The Company estimates that additional capital expenditures of approximately $230 million will be made over the next three years in order to comply with the Cluster Rule's initial provisions. Projected costs during the years 2001 through 2006 total $180 million. The final cost will depend on the outcome of regulations for pulp and paper grades other than bleached kraft. Regulations for these categories are not likely to become final until late 1999 or 2000. The Company now estimates that annual pre-tax operating costs, excluding depreciation, will increase approximately $20 million annually when the regulations are fully implemented.

      International Paper has been named as a potentially liable party with respect to a number of environmental remediation actions under various federal and state laws, including the Comprehensive Environmental Response, Compensation and Liability Act. Related costs are recorded in the financial statements when they are probable and reasonably estimable. Completion of these actions is not expected to have a material adverse effect on our financial condition or results of operations. Further details can be found in the Company's quarterly reports on Form 10-Q and annual report on Form 10-K filed with the Securities and Exchange Commission.

      A nationwide class-action lawsuit filed against International Paper and Masonite in Alabama in 1994 was settled in July 1997. The lawsuit alleged that hardboard siding manufactured by Masonite, and used as exterior cladding for residential dwellings, failed prematurely. The class consists of all homeowners in the U.S. who used the siding in their residences since 1980. Final approval of the settlement was granted on January 15, 1998. It provides for payments to claimants meeting certain requirements of the settlement agreement for a period of up to 10 years. In the second quarter of 1997, the Company recorded a $150 million provision to increase its legal reserves. While the total cost of the settlement is not known with certainty, the Company believes its legal reserves are sufficient and that the settlement will not have a material adverse effect on its consolidated financial position or results of operations.

      While any proceeding or litigation has an element of uncertainty, the Company believes that the outcome of any lawsuit or claim that is pending or threatened, or all of them combined, will not have a material adverse effect on its consolidated financial position or results of operations. For a further discussion of legal issues, see Note 11 to the consolidated financial statements and Item 3 (Legal Proceedings) of the annual report on Form 10-K.

Year-2000 Costs

Many of our systems and related computer technology are year-2000 compliant. However, we have a program in place to bring the remaining software and systems into year-2000 compliance by mid-1999. We estimate that this will cost $65 million, exclusive of software and systems that are being replaced or upgraded in the normal course of business. Information system maintenance or modification costs are expensed as incurred, while the cost of new software and equipment is capitalized and amortized over the assets' useful lives.

                                        Management's Discussion and Analysis  29


Market Risk

We use financial instruments, including fixed and variable rate debt, to finance operations, for capital spending programs and for general corporate purposes. Additionally, financial instruments, including swap and forward contracts, are used to hedge exposures to interest rate and foreign currency risks. We do not use financial instruments for trading purposes.

      Our exposure to market risk for changes in interest rates relates primarily to investments, and short- and long-term debt obligations. We invest in high-credit-quality securities with major international financial institutions while limiting exposure to any one issuer. Our investments at December 31, 1997 were not significant.

      The table that follows summarizes our debt obligations outstanding as of December 31, 1997 expressed in U.S. dollar equivalents. This information should be read in conjunction with Note 13 to the consolidated financial statements.

Short- and Long-Term Debt (in millions)
Outstanding as of December 31, 1997                1998      1999      2000       2001       2002   Thereafter    Total   Fair Value
------------------------------------------------------------------------------------------------------------------------------------
U.S. commercial paper and bank notes-5.7%
  average interest rate                          $  772                                                          $  772       $  772
New Zealand dollar commercial paper and
  bank notes-8.4% average interest rate             273                                                             273          273
Australian dollar commercial paper and bank
  notes-4.9% average interest rate                  116                                                             116          116
Belgian franc bank notes-4.0% average
  interest rate                                     119                                                             119          119
French franc bank notes-3.8% average
  interest rate                                     618                                                             618          618
German mark bank notes-3.9% average
  interest rate                                     271                                                             271          271
Dutch guilder bank notes-3.8% average
  interest rate                                     208                                                             208          208
Finnish markka bank notes-3.9%
  average interest rate                              98                                                              98           98
New Zealand dollar notes payable-8.9%
  average interest rate                             418                                                             418          418
Fixed rate debt-7.9% average interest rate           31     $  28     $ 361     $  286     $  287       $2,611    3,604        3,996
5 7/8% Swiss franc debentures                                                       80                               80           87
Floating rate notes-6.2% average interest rate                450                                                   450          450
Medium-term notes-7.4% average interest rate         50       282         8        121         76           85      622          640
Environmental and industrial development
  bonds-5.8% average interest rate                   15        20        76         22         51          852    1,036        1,091
German mark fixed rate borrowings-5.5%
  average interest rate                              56                  20         20         34           49      179          179
Other                                               261       105        41         26         48           21      502          508
                                                 ------     -----     -----     ------     ------       ------   ------       ------
Total Debt                                       $3,306     $ 885     $ 506     $  555     $  496       $3,618   $9,366       $9,844
                                                 ======     =====     =====     ======     ======       ======   ======       ======

Interest Rate and Currency Swaps (in millions)
Outstanding as of December 31, 1997                 1998     1999     2000     2001     2002   Thereafter        Total   Fair Value
------------------------------------------------------------------------------------------------------------------------------------
U.S. dollar variable to fixed rate swaps            $ 50     $525                       $ 45       $1,000       $1,620       $ (127)
  Average pay rate 7.1%
  Average receive rate 5.8%
Australian dollar variable to fixed rate swaps        68       44     $ 34     $ 51       17                       214           (4)
  Average pay rate 7.0%
  Average receive rate 4.9%
New Zealand dollar variable to fixed rate swaps       15       15       27       15       15                        87
  Average pay rate 7.5%
  Average receive rate 8.1%
U.S. dollar fixed to variable rate swaps                                                  45        1,250        1,295          146
  Average pay rate 7.0%
  Average receive rate 7.5%
 U.S. dollar to Australian dollar
  cross-currency swap                                                                    150                       150           19

30  Management's Discussion and Analysis


      For debt obligations, the table presents principal cash flows and related weighted average interest rates by year of maturity. Variable interest rates disclosed represent the weighted average rates at the end of the period. For financial statement classification, $1.4 billion of short-term debt has been classified as long-term pursuant to line of credit agreements.

      We use cross-currency and interest rate swap agreements to manage the composition of our fixed and floating rate debt portfolio. Amounts to be paid or received as interest under these agreements are recognized over the life of the swap agreements as adjustments to interest expense. The impact on earnings and the Company's net liability under these agreements were not significant. The previous table presents notional amounts and principal cash flows for swap agreements by year of maturity expressed in U.S. dollar equivalents.

      COPEC, a Chilean equity investment of Carter Holt Harvey, has approximately $1.0 billion of U.S. dollar-denominated debt. The remeasurement of this debt as the Chilean peso and U.S. dollar exchange rate fluctuates is recorded in earnings. Based on the relative ownership, a 3% movement in that exchange rate would result in approximately a one cent per share earnings impact for International Paper.

      The Company transacts business in many currencies and is subject to currency exchange rate risk. We address this risk through a risk management program that involves financing a portion of our investments in overseas operations with borrowings denominated in the same currency as the investment or by entering into currency exchange contracts in tandem with U.S. dollar borrowings. These contracts are effective in providing a hedge against fluctuations in currency exchange rates. Additionally, we utilize currency exchange contracts to hedge certain transactions that are denominated in foreign currencies, primarily export sales and equipment purchased from nonresident vendors. These contracts serve to protect the Company from currency fluctuations between the transaction and settlement dates.

      The following table presents information about our foreign currency forward contracts outstanding as of December 31, 1997 expressed in U.S. dollar equivalents. All contracts have maturities of less than 12 months. This information should be read in conjunction with Note 14 of the consolidated financial statements.


                                                         Weighted
                                                          Average    Unrealized
Foreign Currency                              Contract   Exchange        Gain
Forward Contracts (dollars in millions)         Amount       Rate       (Loss)
--------------------------------------------------------------------------------
Receive Belgian francs/Pay Italian lira           $ 13       2.09        $
Receive Belgian francs/Pay U.S. dollars             78      36.36           1
Receive French francs/Pay Belgian francs            13       6.16
Receive French francs/Pay British pounds            10       9.66
Receive British pounds/Pay U.S. dollars             38       1.67          (1)
Receive Italian lira/Pay U.S. dollars               51   1,715.87          (1)
Receive Dutch guilders/Pay Belgian francs           42      18.31
Receive Dutch guilders/Pay British pounds           18       3.35
Receive U.S. dollars/Pay British pounds             13       1.65
Receive U.S. dollars/Pay Belgian francs             25      36.42
Receive Irish punts/Pay U.S. dollars               128       0.68          (1)
Receive New Zealand dollars/
  Pay U.S. dollars                                 803       1.46         (55)
Receive New Zealand dollars/
  Pay Australian dollars                           113       0.93           2
Receive Australian dollars/
  Pay New Zealand dollars                           68       1.12          (1)
Receive Swiss francs/
  Pay New Zealand dollars                           79       1.10           5
Receive U.S. dollars/
  Pay New Zealand dollars                          206       1.56           9
Receive U.S. dollars/
  Pay Australian dollars                           301       1.37          20


The company has an additional $123 million in a number of smaller contracts to purchase or sell other currencies with a related net unrealized gain of $2.5 million.

Value at Risk

Value at risk is used to describe an approach for measuring market risk exposure that utilizes statistical models that are based on historical price and volatility patterns to estimate the probability of the value of a financial instrument falling above or below a specified amount at a specified confidence level and over a given time period. Our analysis uses variance-covariance statistical modeling techniques and includes substantially all interest rate sensitive debt and swaps, and currency exchange contracts. The model estimates the potential loss in fair market value or earnings the Company could incur from adverse changes in interest rates or currency exchange rates. The results of our analysis at a 95% confidence level were not significant to the Company's consolidated common shareholder's equity, earnings or daily change in market capitalization.

Effect of Inflation

General inflation has had minimal impact on International Paper's operating results in the last three years. Sales prices and volumes are more strongly influenced by supply-and-demand factors in specific markets and by exchange rate fluctuations than by inflationary factors.

                                    Financial Information by Geographic Area  31


NET SALES

In millions                                  1997           1996           1995
--------------------------------------------------------------------------------
United States (1),(3)                    $ 14,760       $ 14,512       $ 14,610
Europe (3)                                  3,402          3,583          3,791
Pacific Rim (4)                             2,129          2,263          1,571
Other                                         226            186            188
Less: Intergeographic Sales                  (421)          (401)          (363)
                                         --------       --------       --------
Net Sales                                $ 20,096       $ 20,143       $ 19,797
                                         ========       ========       ========

ASSETS

In millions                                 1997            1996            1995
--------------------------------------------------------------------------------
United States (3)                        $15,650         $15,695         $12,033
Europe (3)                                 3,635           4,405           4,252
Pacific Rim (4)                            3,985           4,779           4,334
Other                                        189             187             192
Equity Investments                         1,046           1,070           1,291
Corporate                                  2,249           2,116           1,875
                                         -------         -------         -------
Assets                                   $26,754         $28,252         $23,977
                                         =======         =======         =======

EUROPEAN SALES BY INDUSTRY SEGMENT

In millions                                 1997            1996            1995
--------------------------------------------------------------------------------
Printing Papers (3)                       $1,469          $1,506          $1,664
Packaging                                    646             707             756
Distribution                                 321             334             378
Specialty Products                           961           1,006             960
Forest Products                                5              30              33
                                          ------          ------          ------
European Sales                            $3,402          $3,583          $3,791
                                          ======          ======          ======

OPERATING PROFIT

                                                     1997                                        1996                         1995
                                     ------------------------------------        ------------------------------------        -------
                                      Before                        After         Before                        After
                                     Special       Special        Special        Special       Special        Special
In millions                            Items         Items          Items          Items         Items          Items
------------------------------------------------------------------------------------------------------------------------------------
United States(3)                     $   977       $  (252)       $   725        $ 1,272       $   306        $ 1,578        $ 2,062
Europe(3)                                102          (227)          (125)                        (218)          (218)           251
Pacific Rim(4)                           111                          111            218                          218            216
Other                                     30                           30             11                           11              6
                                     -------       -------        -------        -------       -------        -------        -------
Operating Profit(2)                  $ 1,220       $  (479)       $   741        $ 1,501       $    88        $ 1,589        $ 2,535
                                     =======       =======        =======        =======       =======        =======        =======

(1) Export sales to unaffiliated customers (in billions) were $1.4 in 1997, $1.4 in 1996 and $1.5 in 1995.
(2) Includes amounts for acquisitions, net of goodwill amortization, from the dates of acquisition.
(3)   Includes the results of Federal Paper Board from March 12, 1996.
(4) Includes the results of Carter Holt Harvey from May 1, 1995 except for earnings from its investment in COPEC, which are included in corporate items.

Europe

European business sales of $3.4 billion were $200 million or 5% below 1996 sales of $3.6 billion and $400 million or 10% below 1995 sales of $3.8 billion. Operating profit, before special items, of $102 million improved over breakeven results in 1996. Special items in 1997 included charges related to the disposal of the imaging businesses and the restructure of the printing papers business.

      Better economic conditions and cost-reduction efforts resulted in profits for the printing papers businesses compared with a loss in 1996. Contributions from Chemicals' 1996 acquisitions, partially offset by start-up costs at Masonite's Ireland plant, also added to European profits. We expect continued improvement led by stronger economic growth in Europe. However, recent financial events in Asia may temporarily weaken pulp and paper pricing in early 1998.

Pacific Rim

Carter Holt Harvey, a New Zealand-based forest and paper products company, represents the majority of our operations in the Pacific Rim. Through its equity interest in COPEC, it also has substantial assets in Chile. Carter Holt Harvey is a major producer of tissue in Australasia and supplies wood products to the Australian markets.

      International Paper's 1997 results include Carter Holt Harvey sales of $2.0 billion and operating profit of $112 million compared with $2.1 billion and $211 million, respectively, for 1996. Carter Holt Harvey's results are on a one-month-lag basis and include adjustments to conform with U.S. accounting principles. Operating profit declined mainly due to lower packaging prices in New Zealand as the result of increased competition and general price weakness for pulp and forest products. The Asian economic situation is expected to place pressure on pricing and earnings in 1998, particularly in pulp, packaging board and log export markets. A company-wide review of all operations was recently completed and a program to improve margins through increased productivity, customer and revenue management, and operational efficiencies is now under way.

      A detail of Carter Holt Harvey's sales by industry segment, adjusted to conform to International Paper's presentation, is included on page 32.

32  Financial Information by Industry Segment


NET SALES


In millions                             1997            1996            1995(1)
--------------------------------------------------------------------------------
Printing Papers                     $  5,550        $  5,640        $  6,090
Packaging                              4,950           4,945           4,475
Distribution                           4,690           4,675           5,040
Specialty Products                     3,450           3,475           3,260
Forest Products                        2,715           2,665           2,140
Less: Intersegment Sales              (1,259)         (1,257)         (1,208)
                                    --------        --------        --------
Net Sales                           $ 20,096        $ 20,143        $ 19,797
                                    ========        ========        ========

ASSETS

In millions                                 1997            1996            1995
--------------------------------------------------------------------------------
Printing Papers                          $ 7,810         $ 8,627         $ 7,121
Packaging                                  6,198           6,088           4,150
Distribution                               1,477           1,346           1,454
Specialty Products                         3,106           3,636           3,639
Forest Products                            4,868           5,369           4,447
Equity Investments                         1,046           1,070           1,291
Corporate(2)                               2,249           2,116           1,875
                                         -------         -------         -------
Assets                                   $26,754         $28,252         $23,977
                                         =======         =======         =======

OPERATING PROFIT

                                                          1997                                   1996                        1995
                                           ---------------------------------      -----------------------------------       --------
                                            Before                     After       Before                       After
                                           Special      Special      Special      Special      Special        Special
In millions                                  Items        Items        Items        Items        Items          Items
------------------------------------------------------------------------------------------------------------------------------------
Printing Papers                            $   174      $  (212)     $   (38)     $   220      $   (35)        $   185      $ 1,093
Packaging                                      194          (48)         146          463          (42)            421          741
Distribution                                    99          (16)          83          109                          109          106
Specialty Products                             323         (327)          (4)         319         (370)            (51)         207
Forest Products                                430          124          554          390          535             925          388
                                           -------      -------      -------      -------      -------         -------      -------
Operating Profit                             1,220         (479)         741        1,501           88           1,589        2,535
  Interest Expense, net                       (490)                     (490)        (530)                        (530)        (493)
  Corporate Items, net(3)                      (74)        (161)        (235)         (81)        (176)(4)        (257)         (14)
                                           -------      -------      -------      -------      -------         -------      -------
Earnings Before Income Taxes
  and Minority Interest                    $   656      $  (640)     $    16      $   890      $   (88)        $   802      $ 2,028
                                           =======      =======      =======      =======      =======         =======      =======

DEPRECIATION, DEPLETION AND AMORTIZATION

In millions                                          1997       1996       1995
--------------------------------------------------------------------------------
Printing Papers                                   $   550    $   528    $   475
Packaging                                             359        329        246
Distribution                                           34         35         35
Specialty Products                                    202        194        199
Forest Products                                       259        220        150
Corporate                                              12          9          6
                                                  -------    -------    -------
Depreciation, Depletion and Amortization            1,416      1,315      1,111
  Less: Depletion(5)                                 (158)      (121)       (80)
                                                  -------    -------    -------
Depreciation and Amortization                     $ 1,258    $ 1,194    $ 1,031
                                                  =======    =======    =======


 FEDERAL PAPER BOARD AND CARTER HOLT HARVEY SALES(6)

                                              1997 Net Sales                                        1996 Net Sales
                          ---------------------------------------------------   ---------------------------------------------------
                                           Federal      Carter                                    Federal     Carter
                          International      Paper        Holt                  International       Paper       Holt
In millions                       Paper      Board      Harvey   Consolidated           Paper       Board     Harvey  Consolidated
-----------------------------------------------------------------------------------------------------------------------------------
Printing Papers                $  4,799   $    641    $    110       $  5,550        $  4,941    $    565   $    134      $  5,640
Packaging                         3,590        829         531          4,950           3,659         650        636         4,945
Distribution                      4,557                    133          4,690           4,538                    137         4,675
Specialty Products                2,919                    531          3,450           2,924                    551         3,475
Forest Products                   1,479        292         944          2,715           1,492         222        951         2,665
Less: Intersegment Sales           (815)      (148)       (296)        (1,259)           (877)        (50)      (330)       (1,257)
                               --------   --------    --------       --------        --------    --------   --------      --------
Net Sales                      $ 16,529   $  1,614    $  1,953       $ 20,096        $ 16,677    $  1,387   $  2,079      $ 20,143
                               ========   ========    ========       ========        ========    ========   ========      ========

(1) 1995 net sales have been adjusted to conform with the current-year presentation.
(2) Corporate assets are principally cash and temporary investments, investments, deferred taxes and other assets that are not identifiable with industry segments.
(3) Corporate Items, net includes our share of earnings from equity investments, unallocated corporate expenses and special items not affecting the segments.
(4)   Includes the write-down of the Scitex investment.
(5) Depletion consists of cost of timber harvested and is included in Forest Products.
(6) The financial statements reflect the merger with Federal Paper Board (March 12, 1996) and the consolidation of Carter Holt Harvey (May 1,
      1995). Their net sales have been adjusted to conform with International Paper's classifications.

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

/s/ Marianne M. Parrs

Marianne M. Parrs
Senior Vice President and Chief Financial Officer


Report of Independent Public Accountants
To the Shareholders of International Paper Company:

We have audited the accompanying consolidated balance sheets of International Paper Company (a New York corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of earnings, common shareholders' equity and cash flows for each of the three years ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Paper Company and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years ended December 31, 1997 in conformity with generally accepted accounting principles.

/s/ Arthur Andersen LLP

New York, N.Y.
February 6, 1998

34  Consolidated Statement of Earnings

IN MILLIONS, EXCEPT PER SHARE AMOUNTS, FOR THE YEARS ENDED DECEMBER 31                   1997                1996               1995
------------------------------------------------------------------------------------------------------------------------------------
NET SALES                                                                            $ 20,096            $ 20,143           $ 19,797
                                                                                     --------            --------           --------
COSTS AND EXPENSES
Cost of products sold                                                                  14,973              14,901             13,896
Selling and administrative expenses                                                     1,581               1,509              1,381
Depreciation and amortization                                                           1,258               1,194              1,031
Distribution expenses                                                                     933                 925                794
Taxes other than payroll and income taxes                                                 205                 194                174
Business improvement charge                                                               535
Provision for legal reserve                                                               150
Restructuring and asset impairment charges                                                125                 680
                                                                                     --------            --------           --------
TOTAL COSTS AND EXPENSES                                                               19,760              19,403             17,276
Gains on sales of West Coast partnership interests                                        170                 592
                                                                                     --------            --------           --------
EARNINGS BEFORE INTEREST, INCOME TAXES
AND MINORITY INTEREST                                                                     506               1,332              2,521
Interest expense, net                                                                     490                 530                493
                                                                                     --------            --------           --------
EARNINGS BEFORE INCOME TAXES AND
MINORITY INTEREST                                                                          16                 802              2,028
Income tax provision                                                                       38                 330                719
Minority interest expense, net of taxes                                                   129                 169                156
                                                                                     --------            --------           --------
NET EARNINGS (LOSS)                                                                  $   (151)           $    303           $  1,153
                                                                                     ========            ========           ========
EARNINGS (LOSS) PER COMMON SHARE                                                     $   (.50)           $   1.04           $   4.50
                                                                                     ========            ========           ========
EARNINGS (LOSS) PER COMMON SHARE - ASSUMING DILUTION                                 $   (.50)           $   1.04           $   4.41
                                                                                     ========            ========           ========

The accompanying notes are an integral part of these financial statements.

                                                  Consolidated Balance Sheet  35


IN MILLIONS AT DECEMBER 31                                                                                      1997            1996
------------------------------------------------------------------------------------------------------------------------------------
ASSETS

Current Assets
  Cash and temporary investments                                                                             $   398         $   352
  Accounts and notes receivable, less allowances of $93 in 1997 and $101 in 1996                               2,404           2,553
  Inventories                                                                                                  2,760           2,840
  Other current assets                                                                                           383             253
                                                                                                             -------         -------
Total Current Assets                                                                                           5,945           5,998

Plants, Properties and Equipment, Net                                                                         12,369          13,217
Forestlands                                                                                                    2,969           3,342
Investments                                                                                                    1,166           1,178
Goodwill                                                                                                       2,557           2,748
Deferred Charges and Other Assets                                                                              1,748           1,769
                                                                                                             -------         -------
TOTAL ASSETS                                                                                                 $26,754         $28,252
                                                                                                             =======         =======
LIABILITIES AND COMMON SHAREHOLDERS' EQUITY
Current Liabilities
  Notes payable and current maturities of long-term debt                                                     $ 2,212         $ 3,296
  Accounts payable                                                                                             1,338           1,426
  Accrued liabilities                                                                                          1,330           1,172
                                                                                                             -------         -------
Total Current Liabilities                                                                                      4,880           5,894
                                                                                                             -------         -------
Long-Term Debt                                                                                                 7,154           6,691
Deferred Income Taxes                                                                                          2,681           2,768
Other Liabilities                                                                                              1,236           1,240
Minority Interest                                                                                              1,643           1,865
International Paper-Obligated Mandatorily Redeemable Preferred Securities
  of Subsidiary Trust Holding Solely International Paper Subordinated
  Debentures-Note 8                                                                                              450             450
Commitments and Contingent Liabilities-Note 11
Common Shareholders' Equity
  Common stock, $1 par value, issued at December 31, 1997-302.9 shares,
    1996-300.8 shares                                                                                            303             301
  Paid-in capital                                                                                              3,258           3,426
  Retained earnings                                                                                            5,186           5,639
                                                                                                             -------         -------
                                                                                                               8,747           9,366
  Less: Common stock held in treasury, at cost, 1997-0.7 shares,
    1996-0.6 shares                                                                                               37              22
                                                                                                             -------         -------
Total Common Shareholders' Equity                                                                              8,710           9,344
                                                                                                             -------         -------
TOTAL LIABILITIES AND COMMON SHAREHOLDERS' EQUITY                                                            $26,754         $28,252
                                                                                                             =======         =======

The accompanying notes are an integral part of these financial statements.

36  Consolidated Statement of Cash Flows


IN MILLIONS FOR THE YEARS ENDED DECEMBER 31                                              1997               1996               1995
------------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net earnings (loss)                                                                   $  (151)           $   303            $ 1,153
Depreciation and amortization                                                           1,258              1,194              1,031
Deferred income tax provision (benefit)                                                   (90)               107                146
Business improvement charge                                                               535
Provision for legal reserve                                                               150
Restructuring and asset impairment charges                                                125                680
Payments related to restructuring and legal charges                                      (116)               (34)
Gains on sales of West Coast partnership interests                                       (170)              (592)
Other, net                                                                                 92                133                (92)
Changes in current assets and liabilities
 Accounts and notes receivable                                                            (53)               192                 45
 Inventories                                                                             (150)               174               (320)
 Accounts payable and accrued liabilities                                                (188)              (399)               289
 Other                                                                                                       (19)                (4)
                                                                                      -------            -------            -------
CASH PROVIDED BY OPERATIONS                                                             1,242              1,739              2,248
                                                                                      -------            -------            -------
INVESTMENT ACTIVITIES
Invested in capital projects                                                           (1,111)            (1,394)            (1,518)
Mergers and acquisitions, net of cash acquired                                            (80)            (1,527)            (1,168)
Consolidation of equity investment                                                                                              241
Proceeds from divestitures                                                                322
Other                                                                                      16                (59)              (111)
                                                                                      -------            -------            -------
CASH USED FOR INVESTMENT ACTIVITIES                                                      (853)            (2,980)            (2,556)
                                                                                      -------            -------            -------
FINANCING ACTIVITIES
Issuance of common stock                                                                  142                100                 66
Issuance of preferred securities by subsidiary trust                                                                            450
Issuance of debt                                                                          531              1,909              1,055
Reduction of debt                                                                        (752)              (375)              (950)
Change in bank overdrafts                                                                  29                (23)                57
Dividends paid                                                                           (302)              (291)              (237)
Other                                                                                       6                (40)              (100)
                                                                                      -------            -------            -------
CASH (USED FOR) PROVIDED BY FINANCING ACTIVITIES                                         (346)             1,280                341
                                                                                      -------            -------            -------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                                     3                  1                  9
                                                                                      -------            -------            -------
CHANGE IN CASH AND TEMPORARY INVESTMENTS                                                   46                 40                 42

CASH AND TEMPORARY INVESTMENTS
Beginning of the year                                                                     352                312                270
                                                                                      -------            -------            -------
End of the year                                                                       $   398            $   352            $   312
                                                                                      =======            =======            =======

The accompanying notes are an integral part of these financial statements.

                       Consolidated Statement of Common Shareholders' Equity  37

IN MILLIONS,
EXCEPT SHARE AMOUNTS IN THOUSANDS         Common Stock Issued                                      Treasury Stock
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                     Total Common
                                                                    Paid-In      Retained                            Shareholders'
                                          Shares       Amount       Capital(1)   Earnings        Shares        Amount      Equity
                                         -------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1995                 256,488         $256        $1,658        $4,711         4,698          $111      $6,514
Issuance of stock for acquisitions           988            1            37                                                    38
Issuance of stock for various plans                                      27                      (2,445)          (55)         82
Conversion of subordinated
  debentures                               5,785            6           199                                                   205
Cash dividends-Common stock
  ($.92 per share)                                                                   (237)                                   (237)
Foreign currency translation
  (less tax benefit of $66)                                              42                                                    42
Net earnings                                                                        1,153                                   1,153
                                         -------         ----        ------        ------        ------          ----      ------
BALANCE, DECEMBER 31, 1995               263,261          263         1,963         5,627         2,253            56       7,797
Issuance of stock for merger              35,348           35         1,368                                                 1,403
Issuance of stock for various plans        2,215            3            67                      (2,567)          (70)        140
Repurchase of stock                                                                                 868            36         (36)
Cash dividends-Common stock
  ($1.00 per share)                                                                  (291)                                   (291)
Foreign currency translation
  (less tax expense of $36)                                              28                                                    28
Net earnings                                                                          303                                     303
                                         -------         ----        ------        ------        ------          ----      ------
BALANCE, DECEMBER 31, 1996               300,824          301         3,426         5,639           554            22       9,344
Issuance of stock for various plans        2,086            2            55                      (2,345)         (106)        163
Repurchase of stock                                                                               2,517           121        (121)
Cash dividends-Common stock
  ($1.00 per share)                                                                  (302)                                   (302)
Realized foreign currency translation
  adjustment related to divestitures
  (less tax benefit of $6)                                               23                                                    23
Foreign currency translation
  (less tax expense of $200)                                           (246)                                                 (246)
Net loss                                                                             (151)                                   (151)
                                         -------         ----        ------        ------        ------          ----      ------
BALANCE, DECEMBER 31, 1997               302,910         $303        $3,258        $5,186           726          $ 37      $8,710
                                         =======         ====        ======        ======        ======          ====      ======

(1) The cumulative foreign currency translation adjustment (in millions) was $(396), $(173) and $(201) million at December 31, 1997, 1996 and 1995, respectively.

The accompanying notes are an integral part of these financial statements.

38  Notes to Consolidated Financial Statements

-------------------------------------------------
Note 1 Summary of Significant Accounting Policies
-------------------------------------------------

Nature of the Company's Business

The Company is a global forest products, paper and packaging company that is complemented by an extensive distribution system, with primary markets and manufacturing operations in the United States, Europe and the Pacific Rim. Substantially all of the Company's businesses have experienced and are likely to continue to experience cycles relating to available industry capacity and general economic conditions. For a further discussion of the Company's business, see pages 22 through 30 of management's discussion and analysis of financial condition and results of operations.

Financial Statements

The preparation of these financial statements in conformity with generally accepted accounting principles requires the use of management's estimates. For a further discussion of significant estimates and assumptions that affect the reported amounts of assets and liabilities and results of operations, and disclosure of contingent assets and liabilities, see the legal and environmental issues section on page 28. Actual results could differ from management's estimates.

Revenue Recognition

The Company recognizes revenues when goods are shipped.

Consolidation

The consolidated financial statements include the accounts of International Paper Company and its subsidiaries. Minority interest represents minority shareholders' proportionate share of the equity in several of the Company's consolidated subsidiaries, primarily Carter Holt Harvey Limited, IP Timberlands, Ltd. (IPT), Zanders Feinpapiere AG, Georgetown Equipment Leasing Associates, L.P. and Trout Creek Equipment Leasing, L.P. All significant intercompany balances and transactions are eliminated. Investments in affiliated companies owned 20% to 50%, and the Company's investment in Scitex Corporation Ltd., where the Company has the ability to exercise significant influence, are accounted for by the equity method. The Company's share of affiliates' earnings is included in the consolidated statement of earnings. The results of Carter Holt Harvey are consolidated on a one-month-lag basis due to the availability of financial information.

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

       Interest costs related to the development of certain long-term assets are capitalized and amortized over the related assets' estimated useful lives. The Company capitalized net interest costs of $62 million in 1997, $67 million in 1996 and $58 million in 1995. Interest payments made during 1997, 1996 and 1995 were $708 million, $658 million and $603 million, respectively. Total interest expense was $593 million in 1997, $583 million in 1996 and $542 million in 1995.

Forestlands

The Company, which currently owns 84% and 100% of IPT's Class A and Class B Units, respectively, controlled approximately 6.3 million acres of forestlands in the United States and, through its ownership of Carter Holt Harvey, approximately 845,000 acres of forestlands in New Zealand at December 31, 1997. Forestlands are stated at cost, less accumulated depletion representing the cost of timber harvested. Forestlands include owned property as well as certain timber harvesting rights with terms of one or more years. Costs attributable to timber are charged against income as trees are cut. The depletion rate charged is determined annually based on the relationship of remaining costs to estimated recoverable volume.

Amortization of Intangible Assets

Goodwill, the cost in excess of assigned value of businesses acquired, is amortized for periods of up to 40 years. Accumulated amortization was $344 million and $296 million at December 31, 1997 and 1996, respectively.

Stock-Based Compensation

Stock options and other stock-based compensation awards are accounted for using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations.

Environmental Remediation Costs

Costs associated with environmental remediation obligations are accrued when such costs are probable and reasonably estimable. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are discounted to their present value when the expected cash flows are reliably determinable.

                                                             Notes continued  39


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

--------------------------------
Note 2 Earnings Per Common Share
--------------------------------

Earnings per common share were computed by dividing net earnings by the weighted average number of common shares outstanding. Earnings per common share-assuming dilution were computed assuming that all potentially dilutive securities were converted into common shares at the beginning of each year.

       In 1997, the Company adopted the provisions of Statement of Financial Accounting Standards No. 128, "Earnings Per Share," which did not have a material effect on reported earnings per common share. A reconciliation of the amounts included in the computation of earnings per common share and earnings per common share-assuming dilution is as follows.


In millions                                       1997        1996         1995
--------------------------------------------------------------------------------
Net earnings (loss)                           $   (151)   $    303    $   1,153
Effect of dilutive securities
  Convertible subordinated debentures                                         4
  Preferred securities of subsidiary trust                                    7
                                              --------    --------    ---------
Net earnings (loss)-assuming dilution         $   (151)   $    303    $   1,164
                                              ========    ========    =========

Average common shares outstanding                301.6       292.1        256.5
Effect of dilutive securities
  Long-term incentive plan
    deferred compensation                         (0.9)       (0.9)        (0.8)
  Stock options                                                1.4          1.0
  Convertible subordinated debentures                                       3.4
  Preferred securities of subsidiary trust                                  3.8
                                              --------    --------    ---------
Average common shares outstanding-
  assuming dilution                              300.7       292.6        263.9
                                              ========    ========    =========
Earnings (loss) per common share              $   (.50)   $   1.04    $    4.50
                                              ========    ========    =========
Earnings (loss) per common share-
  assuming dilution                           $   (.50)   $   1.04    $    4.41
                                              ========    ========    =========


Note: If an amount does not appear in the above table, the security has been retired or was antidilutive for the period presented.

-----------------------------------
Note 3 Industry Segment Information
-----------------------------------

Financial information by industry segment and geographic area for 1997, 1996 and 1995 is presented on pages 26, 31 and 32.

-------------------------------------
Note 4 Recent Accounting Developments
-------------------------------------

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," in June 1997. This statement establishes standards for the reporting and display of comprehensive income and its components and is effective for fiscal years beginning after December 15, 1997. The Company will adopt the provisions of this statement in the first quarter of 1998.

-------------------------------
Note 5 Mergers and Acquisitions
-------------------------------

In September 1997, the Company acquired Merbok Formtec, a company that has pioneered the development of door facing products through postforming medium-density fiberboard. In November 1997, the stock of Taussig Graphics Supply, Inc. was acquired.

       On March 12, 1996, the Company completed the merger with Federal Paper Board (Federal), a diversified paper and forest products company. Under the terms of the merger agreement, Federal shareholders received, at their election and subject to certain limitations, either $55 in cash per share or a combination of cash and International Paper common stock worth $55 for each share of Federal common stock. Federal shares were acquired for approximately $1.3 billion in cash and $1.4 billion in International Paper common stock, and approximately $800 million of debt was assumed.

       In August 1996, the Company acquired Forchem, a tall oil and turpentine processor in Finland. In September 1996, Carter Holt Harvey acquired Forwood Products, the timber-processing business of the South Australian Government.

       In late April 1995, the Company acquired approximately 26% of Carter Holt Harvey, a New Zealand-based forest and paper products company, for $1.1 billion. The acquisition increased International Paper's ownership to just over 50%. As a result, Carter Holt Harvey was consolidated into International Paper's financial statements beginning on May 1, 1995. Prior to this date, the equity accounting method was utilized. As a result of this consolidation, the Company's consolidated cash and temporary investments balance increased by $241 million, representing approximately 74% of Carter Holt Harvey's cash and temporary investments balance as of the acquisition date. This is reflected in the consolidated statement of cash flows as the consolidation of an equity investment. The acquisition of Carter Holt Harvey is presented net of 26% of its cash and temporary investments as of the acquisition date.

       In January 1995, the assets of both Seaman-Patrick Company and Carpenter Paper Company, two paper distribution companies, were acquired for approximately 988,000 shares of common stock. In September, Micarta, the high-pressure laminates business of Westinghouse, was acquired. In October, the inks and adhesives resin business of DSM, located in Niort, France, was acquired.

       All of the 1997, 1996 and 1995 acquisitions were accounted for using the purchase method. The operating results of these mergers and acquisitions have been included in the consolidated statement of earnings from the dates of acquisition.

40  Notes continued

--------------------------------------
Note 6 Restructuring and Other Charges
--------------------------------------

In June 1997, a $535 million pre-tax business improvement reserve ($385 million after taxes or $1.28 per share) was established under a plan to improve the Company's financial performance through closing or divesting of operations that no longer meet financial or strategic objectives. It included approximately $230 million for asset write-downs, $210 million for the estimated losses on sales of businesses included in the reserve and $95 million for severance and other expenses. Approximately $28 million of these costs were incurred in 1997. The majority of the reserve relates to the restructuring of the printing papers business in the United States and overseas and the sale of certain specialty businesses. Annual improvement in earnings before interest and income taxes of approximately $100 million is expected by the end of 1998. See the first paragraph on page 23 of management's discussion and analysis for a summary of restructuring actions completed in 1997.

       In December 1997, an additional pre-tax charge of $125 million ($80 million after taxes or $.26 per share) was recorded for anticipated losses associated with the sale of the remaining imaging businesses.

       Also in June 1997, we recorded a $150 million pre-tax charge ($93 million after taxes or $.31 per share) to add to our legal reserves. On July 14, 1997, Masonite Corporation, a wholly owned subsidiary, announced that it had reached a proposed settlement in a class action pending in Mobile County, Alabama. The Company believes its legal reserves are adequate to cover any amounts to be paid pursuant to the proposed settlement, which is now final. See Note 11 for a further discussion of this legal settlement.

       In the first quarter of 1996, we adopted the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS No. 121). This statement requires that such assets be reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable and that such assets be reported at the lower of their carrying amount or fair value. The adoption of the provisions of this statement resulted in a pre-tax charge to earnings totaling $100 million as noted below.

       Also in the first quarter of 1996, the Company's Board of Directors authorized a series of management actions to restructure and strengthen existing businesses that resulted in a pre-tax charge to earnings of $515 million ($362 million after taxes or $1.35 per share). The charge included $305 million for the write-off of certain assets, $100 million for asset impairments (related to the adoption of SFAS No. 121), $80 million in associated severance costs and $30 million of other expenses, including the cancellation of leases. Accruals for one-time cash costs, which include severance costs and other expenses, totaled $110 million. Approximately $34 million of these costs were incurred in 1996 and substantially all of the remainder was spent in 1997.

       In the fourth quarter of 1996, a $165 million pre-tax charge ($105 million after taxes or $.35 per share) was recorded for the write-down of the investment in Scitex, a company that markets digital communication products, and to record the Company's share of a restructuring charge announced by Scitex in November 1996.

       The remaining balances of these reserves were $542 million at December 31, 1997 and $108 million at December 31, 1996.

---------------------------------------------------------
Note 7 Gains on Sales of West Coast Partnership Interests
---------------------------------------------------------

On March 29, 1996, IP Timberlands Ltd. (IPT) completed the sale of a 98% general partnership interest in a subsidiary partnership that owns approximately 300,000 acres of forestlands located in Oregon and Washington. Included in the net assets of the partnership interest sold were forestlands, roads and $750 million of long-term debt. As a result of this transaction, International Paper recognized in its 1996 first-quarter consolidated results a $592 million pre-tax gain ($336 million after taxes and minority interest expense or $1.25 per share). IPT and International Paper retained nonoperating interests in the partnership. In December 1997, these retained interests were redeemed and a related debt guaranty was released resulting in a pre-tax gain of $170 million ($97 million after taxes and minority interest expense or $.32 per share).

-----------------------------------------
Note 8 Preferred Securities of Subsidiary
-----------------------------------------

In the third quarter of 1995, International Paper Capital Trust (the Trust) issued $450 million of International Paper-obligated mandatorily redeemable preferred securities. The Trust is a wholly owned consolidated subsidiary of International Paper and its sole assets are International Paper 5 1/4% convertible subordinated debentures. The obligations of the Trust related to its preferred securities are fully and unconditionally guaranteed by International Paper. These preferred securities are convertible into International Paper common stock. Preferred securities distributions of $24 million were paid in each of the years 1997 and 1996, and $10 million was paid in 1995.

--------------------------------------------
Note 9 Sale of Limited Partnership Interests
--------------------------------------------

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

                                                             Notes continued  41


partner interests for $132 million and also contributed an additional $33 million to one of these partnerships.

      At December 31, 1997, the Company held aggregate general and limited partner interests totaling 83.5% in Georgetown Equipment Leasing Associates, L.P. and 81.4% in Trout Creek Equipment Leasing, L.P. The Company also held $439 million and $378 million of borrowings at December 31, 1997 and 1996, respectively, from these partnerships. These funds are being used for general corporate purposes.

--------------------
Note 10 Income Taxes
--------------------

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

      The components of earnings before income taxes and minority interest, and the provision for income taxes by taxing jurisdiction were:


In millions                                      1997         1996         1995
--------------------------------------------------------------------------------
Earnings (loss)
  U.S.                                        $   (40)     $   815      $ 1,565
  Non-U.S.                                         56          (13)         463
                                              =======      =======      =======

Earnings before income
  taxes and minority interest                 $    16      $   802      $ 2,028
                                              =======      =======      =======


In millions                                      1997         1996         1995
--------------------------------------------------------------------------------
Current tax provision
  U.S. federal                                $    84      $   158      $   380
  U.S. state and local                              8            1           88
  Non-U.S.                                         36           64          105
                                              -------      -------      -------
                                                  128          223          573
                                              =======      =======      =======

Deferred tax provision (benefit)
  U.S. federal                                    (49)         146          141
  U.S. state and local                            (42)          (3)          (6)
  Non-U.S.                                          1          (36)          11
                                              -------      -------      -------
                                                  (90)         107          146
                                              -------      -------      -------
Income tax provision                          $    38      $   330      $   719
                                              =======      =======      =======

The Company made income tax payments of $179 million, $286 million and $413 million in 1997, 1996 and 1995, respectively.

       A reconciliation of income tax expense using the statutory U.S. income tax rate compared with the Company's actual income tax expense follows:


In millions                                     1997         1996         1995
--------------------------------------------------------------------------------
Earnings before income taxes
  and minority interest                      $    16      $   802      $ 2,028
Statutory U.S. income tax rate                    35%          35%          35%
                                             -------      -------      -------
Tax expense using
  statutory U.S. income tax rate                   6          281          710
State and local income taxes                     (22)          (1)          53
Non-U.S. tax rate differences                     34           37          (45)
Nondeductible business expenses                   52            7           20
Foreign sales corporation benefit                (21)          (6)         (19)
Minority interest                                (23)         (37)         (32)
Goodwill                                          19           21            8
Net U.S. tax on non-U.S. dividends                11           54            3
Tax credits                                       (7)         (23)          (5)
Other, net                                       (11)          (3)          26
                                             -------      -------      -------
Income tax provision                         $    38      $   330      $   719
                                             -------      -------      -------
Effective income tax rate                        238%          41%        35.5%
                                             =======      =======      =======


The net deferred income tax liability as of December 31, 1997 and 1996 includes the following components:


In millions                                                1997            1996
--------------------------------------------------------------------------------
Current deferred tax asset                              $   238         $   107
Noncurrent deferred tax liability(1)                     (2,522)         (2,576)
                                                        -------         -------
Total                                                   $(2,284)        $(2,469)
                                                        =======         =======


(1) Net of $159 million and $192 million at December 31, 1997 and 1996, respectively, of noncurrent deferred tax assets.

      The tax effects of significant temporary differences representing deferred tax assets and liabilities at December 31, 1997 and 1996 were as follows:


In millions                                                  1997          1996
--------------------------------------------------------------------------------
Plants, properties and equipment                          $(2,325)      $(2,332)
Prepaid pension costs                                        (326)         (299)
Forestlands                                                  (650)         (622)
Postretirement benefit accruals                               169           174
Alternative minimum and other tax credits                     217           173
Non-U.S. net operating losses                                 132           148
Other                                                         499           289
                                                          -------       -------
Total                                                     $(2,284)      $(2,469)
                                                          =======       =======


      The Company had net operating loss carryforwards applicable to non-U.S. subsidiaries of which $182 million expire in years 1998 through 2006 and $243 million can be carried forward indefinitely.

      Deferred taxes are not provided for temporary differences of approximately $353 million, $361 million and $501 million as of December 31, 1997, 1996 and 1995, respectively, representing earnings of non-U.S. subsidiaries that are intended to be permanently reinvested. If these earnings were remitted, the Company believes that U.S. foreign tax credits would eliminate any significant impact on future income tax provisions.

----------------------------------------------
Note 11 Commitments and Contingent Liabilities
----------------------------------------------

The Company leases certain property, machinery and equipment under cancelable and noncancelable lease agreements. At December 31, 1997, total future minimum rental commitments under noncancelable leases were $480 million, due as follows:

42  Notes continued

1998-$131 million, 1999-$106 million, 2000-$83 million, 2001-$57 million,
2002-$43 million and thereafter-$60 million. Rent expense was $210 million, $198 million and $159 million for 1997, 1996 and 1995, respectively.

      A nationwide class-action lawsuit filed against the Company and Masonite Corporation, a wholly owned subsidiary, has been settled. This lawsuit alleged that hardboard siding manufactured by Masonite fails prematurely, allowing moisture intrusion that in turn causes the failure of the structure underneath the siding. The class consists of all U.S. homeowners having Masonite hardboard siding installed on and incorporated into buildings between 1980 and January 15, 1998.

      Final approval of the settlement was granted by the Court on January 15, 1998. The settlement provides for monetary compensation to class members meeting the settlement requirements on a claims-made basis. It also provides for the payment of attorneys' fees equaling 15% of the settlement amounts paid to class members, with a nonrefundable advance of $47.5 million plus $2.5 million in costs. While the total cost of the settlement is not presently known with certainty, the Company believes that it will not have a material adverse effect on its consolidated financial position or results of operations. The Company and Masonite have the right to terminate this settlement after seven years from the date of final approval.

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

-----------------------------------------------
Note 12 Supplementary Balance Sheet Information
-----------------------------------------------

Inventories by major category were:


In millions at December 31                                   1997           1996
--------------------------------------------------------------------------------
Raw materials                                              $  478         $  552
Finished pulp, paper and packaging
  products                                                  1,466          1,400
Finished lumber and panel products                            160            215
Operating supplies                                            387            397
Other                                                         269            276
                                                           ------         ------
Inventories                                                $2,760         $2,840
                                                           ======         ======


The Company uses the last-in, first-out inventory method to value substantially all of its domestic inventories. Approximately 74% of the Company's total raw materials and finished products inventories were valued using this method. If the first-in, first-out method had been used, it would have increased total inventory balances by approximately $253 million, $228 million and $227 million at December 31, 1997, 1996 and 1995, respectively.

Plants, properties and equipment by major classification were:


In millions at December 31                                    1997          1996
--------------------------------------------------------------------------------
Pulp, paper and packaging facilities
 Mills                                                     $16,361       $16,386
 Packaging plants                                            1,452         1,620
Wood products facilities                                     1,869         1,914
Other plants, properties and equipment                       2,645         2,811
                                                           -------       -------
Gross cost                                                  22,327        22,731
Less: Accumulated depreciation                               9,958         9,514
                                                           -------       -------
Plants, properties and equipment, net                      $12,369       $13,217
                                                           =======       =======

--------------------------------
Note 13 Debt and Lines of Credit
--------------------------------

A summary of long-term debt follows:


In millions at December 31                                     1997         1996
--------------------------------------------------------------------------------
8 7/8% to 10.5% notes-due 1998-2012                          $  653       $  325
8 7/8% to 9.7% notes-due 2000-2004                              600          600
8 3/8% to 9 1/2% debentures-due 2015-2024                       300          300
6 7/8% to 7 7/8% notes-due 2000-2007                          1,223        1,223
6 7/8% to 8 1/8% notes-due 2023-2024                            545          545
6 1/8% notes-due 2003                                           199          199
5 7/8% Swiss franc debentures-due 2001                           80           88
5 1/8% debentures-due 2012                                       84           82
Floating rate notes-due 1999(1)                                 450          450
Medium-term notes-due 1998-2009(2)                              622          664
Environmental and industrial development
 bonds-due 1998-2021(3),(4)                                   1,036          981
Commercial paper and bank notes(5)                            1,094          727
Other(6)                                                        479          814
                                                             ------       ------
Total(7)                                                      7,365        6,998
Less: Current maturities                                        211          307
                                                             ------       ------
Long-term debt                                               $7,154       $6,691
                                                             ======       ======


(1) The weighted average interest rate on these notes was 6.2% in 1997 and 1996 and is based on LIBOR.
(2) The weighted average interest rate on these notes was 7.4% in 1997 and 7.5% in 1996.
(3) The weighted average interest rate on these bonds was 5.8% in 1997 and 1996.
(4) Includes $315 million of bonds at December 31, 1997 and $323 million at December 31, 1996, which may be tendered at various dates and/or under certain circumstances.
(5) Includes $321 million in 1997 of non-U.S. dollar-denominated borrowings with a weighted average interest rate of 5.9% in 1997.
(6) Includes $41 million in 1997 and $60 million in 1996 of French franc borrrowings with a weighted average interest rate of 3.0% in 1997 and 3.2% in 1996, and $179 million in 1997 and $218 million in 1996 of German mark borrowings with a weighted average interest rate of 5.5% in 1997 and 6.7% in 1996.
(7) The fair market value was approximately $7.8 billion and $7.3 billion at December 31, 1997 and 1996, respectively.

Total maturities of long-term debt over the next five years are 1998-$211 million, 1999-$885 million, 2000-$1.2 billion, 2001-$555 million and 2002-$1.2 billion.

      At December 31, 1997 and 1996, the Company, including a non-U.S. subsidiary, classified $1.4 billion and $1.1 billion, respectively, of tenderable bonds, commercial paper and bank notes as long-term debt. The Company and this subsidiary have the intent and ability to renew or convert these obligations through 1998 and into future periods.

      At December 31, 1997, the Company had unused bank lines of credit of approximately $1.7 billion. The lines generally provide for interest at market rates plus a margin based on the Company's current bond rating. The principal line, which is cancelable only if the Company's bond rating drops below investment grade, provides for $750 million of credit through January 2000, and has a facility fee of .10% that is payable quarterly. A non-U.S. subsidiary of the

                                                             Notes continued  43


Company also has two principal lines of credit that support its commercial paper programs. A $600 million line of credit matures in April 2002 and has a .15% facility fee that is payable quarterly, and a 250 million New Zealand dollar line of credit matures in February 2002 and has a .13% facility fee that is payable quarterly.

      At December 31, 1997, notes payable classified as current liabilities included $2.0 billion of non-U.S. dollar-denominated debt with a weighted average interest rate of 5.6%.

      At December 31, 1997, the Company's total outstanding debt included approximately $3.1 billion of borrowings with interest rates that fluctuate based on market conditions and the Company's credit rating.

      Through a public tender offer in the 1997 third quarter, the Company's wholly owned subsidiary, Federal Paper Board, repurchased $164 million of its 10% debentures due April 15, 2011. The earnings impact of the debt retirement was not significant.

      In July 1995, 5 3/4% convertible debentures were called by the Company and converted into 5.8 million shares of common stock.

-----------------------------
Note 14 Financial Instruments
-----------------------------

The Company uses financial instruments primarily to hedge its exposure to currency and interest rate risk. To qualify as hedges, financial instruments must reduce the currency or interest rate risk associated with the related underlying items and be designated as hedges by management. Gains or losses from the revaluation of financial instruments that do not qualify for hedge accounting treatment are recognized in earnings.

      The Company has a policy of financing a portion of its investments in overseas operations with borrowings denominated in the same currency as the investment or by entering into foreign exchange contracts in tandem with U.S. dollar borrowings. These contracts are effective in providing a hedge against fluctuations in currency exchange rates. Gains or losses from the revaluation of these contracts, which are fully offset by gains or losses from the revaluation of the net assets being hedged, are determined monthly based on published currency exchange rates and are recorded as translation adjustments in common shareholders' equity. Upon liquidation of the net assets being hedged or early termination of the foreign exchange contracts, the gains or losses from the revaluation of foreign exchange contracts would be included in earnings. Amounts payable to or due from the counterparties to the foreign exchange contracts are included in accrued liabilities or accounts receivable as applicable.

      Non-U.S. dollar-denominated debt totaling $2.7 billion was outstanding at December 31, 1997. Also outstanding were foreign exchange contracts totaling $1.2 billion, all having maturities of less than 360 days, as follows: New Zealand dollars, $687 million; Australian dollars, $203 million; Irish punts, $128 million; Italian lira, $48 million; Swiss francs, $76 million; and British pounds, $36 million. In addition, a non-U.S. subsidiary of the Company had outstanding foreign exchange contracts totaling $378 million that were denominated in U.S. dollars. The average amount of outstanding contracts during 1997 and 1996 was $1.7 billion and $1.9 billion, respectively.

      The Company also utilizes foreign exchange contracts to hedge certain transactions that are denominated in foreign currencies, primarily export sales and equipment purchased from nonresident vendors. These contracts serve to protect the Company from currency fluctuations between the transaction and settlement dates. Gains and losses from the revaluation of these contracts, based on published currency exchange rates, along with offsetting gains and losses resulting from the revaluation of the underlying transactions, are recognized in earnings or deferred and recognized in the basis of the underlying transaction when completed. Any gains or losses arising from the cancellation of the underlying transactions or early termination of the foreign currency contracts would be included in earnings.

      At December 31, 1997, foreign exchange contracts totaling $407 million, all having maturities of less than 12 months, were outstanding as follows:
Belgian francs, $112 million; Australian dollars, $107 million; Dutch guilders $68 million; French francs, $42 million; British pounds, $22 million; and contracts totaling $56 million in 12 different currencies. Non-U.S. subsidiaries of the Company also had contracts outstanding of $287 million that were denominated in U.S. dollars. The average amount of outstanding contracts during 1997 and 1996 was $726 million and $583 million, respectively.

      The Company uses cross-currency and interest rate swap agreements to manage the composition of its fixed and floating rate debt portfolio. Amounts to be paid or received as interest under these agreements are recognized over the life of the swap agreements as adjustments to interest expense. Gains or losses from the revaluation of cross-currency swap agreements that qualify as hedges of investments are recorded as translation adjustments in common shareholders' equity. Gains or losses from the revaluation of cross-currency swap agreements that do not qualify as hedges of investments are included in earnings. The related amounts payable to or due from the counterparties to the agreements are included in accrued liabilities or accounts receivable as applicable. If swap agreements are terminated early, the resulting gain or loss would be deferred and amortized over the remaining life of the related debt.

      During 1996, the Company entered into interest rate swap agreements maturing in 1998 and 1999 under which it will receive interest at floating rates and pay interest at fixed rates based on a principal amount of $575 million. Also, in 1994, the Company entered into interest rate swap agreements involving the exchange of fixed or floating rate interest payments, without changing the underlying principal amounts, related to $600 million and $400 million of long-term debt having maturities ranging from 10 to 30 years.

44  Notes Continued

      A non-U.S. subsidiary of the Company also uses cross-currency and interest rate swap agreements to manage the composition of its fixed and floating rate debt. Under a cross-currency agreement entered into in 1996 and maturing in 2002, the subsidiary will receive $150 million and will pay 203 million Australian dollars. Interest is receivable at 7 5/8% and payable at floating rates. During 1997, the non-U.S. subsidiary entered into 12 interest rate swap agreements totaling 145 million New Zealand dollars and 150 million Australian dollars under which it will receive interest at floating rates and pay interest at fixed rates. These swap agreements mature from 1998 through 2002. During 1996, the subsidiary entered into an interest rate swap agreement maturing in 1999 under which it will receive interest at floating rates and pay interest at fixed rates based on a principal amount of 65 million Australian dollars. Also outstanding at December 31, 1997 was an interest rate swap agreement maturing in 1998 under which the subsidiary will receive interest at floating rates and pay interest at fixed rates based on a principal amount of 100 million Australian dollars, and two agreements maturing in 2004 under which the subsidiary will receive interest at fixed rates and pay interest at floating rates based on a combined principal amount of $250 million.

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

---------------------
Note 15 Capital Stock
---------------------

The authorized capital stock of the Company at December 31, 1997 and 1996 consisted of 400,000,000 shares of common stock, $1 par value; 400,000 shares of cumulative $4 nonredeemable preferred stock, without par value (stated value of $100 per share); and 8,750,000 shares of serial preferred stock, $1 par value. The serial preferred stock is issuable in one or more series by the Board of Directors without further shareholder action.

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

------------------------
Note 16 Retirement Plans
------------------------

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

      Net periodic pension income for the Company's qualified and nonqualified defined benefit plans comprised the following:


In millions                                        1997        1996        1995
--------------------------------------------------------------------------------
Service cost-benefits earned
  during the period                               $ (62)      $ (61)      $ (39)
Interest cost on projected benefit
  obligation                                       (205)       (192)       (170)
Actual return on plan assets                        542         372         477
Net amortization and deferrals                     (200)        (47)       (193)
                                                  -----       -----       -----
Net periodic pension income                       $  75       $  72       $  75
                                                  =====       =====       =====


      The actuarial assumptions used in determining net periodic pension income for the years presented were:

                                                   1997         1996       1995
--------------------------------------------------------------------------------
Discount rate                                       7.5%        7.25%      8.75%
Expected long-term return on
  plan assets                                      10.0%        10.0%      10.0%
Weighted average rate of increase
  in compensation levels                            4.5%        4.25%      4.75%


The discount rates and the rates of increase in future compensation levels used to determine the projected benefit obligations at December 31, 1997 were 7.25% and 4.5%, respectively, and at December 31, 1996 were 7.5% and 4.5%, respectively.

      The following table presents the funded status of the Company's U.S. pension plans and the amounts reflected in the accompanying consolidated balance sheet:

                                                             Notes continued  45



In millions at December 31                                    1997         1996
--------------------------------------------------------------------------------
Actuarial present value of benefit obligations
  Vested benefits                                          $ 2,594      $ 2,420
                                                           -------      -------
  Accumulated benefit obligation                           $ 2,716      $ 2,558
                                                           -------      -------
Projected benefit obligation(1)                            $ 2,945      $ 2,745
Plan assets at fair value                                    3,729        3,355
                                                           -------      -------
Plan assets in excess of projected
  benefit obligation                                           784          610
Unrecognized net (gain) loss                                   (42)          92
Balance of unrecorded transition asset(2)                      (28)         (55)
Other                                                           60           42
                                                           -------      -------
Prepaid pension cost                                       $   774      $   689
                                                           =======      =======


(1) Includes nonqualified unfunded plans with projected benefit obligations of approximately $77 million and $76 million at December 31, 1997 and 1996, respectively.
(2) Amortization of the transition asset, which increases annual net periodic pension income, will be completed in 1999.

      Plan assets are held primarily in master trust accounts and comprise the following:


In millions at December 31                                   1997           1996
--------------------------------------------------------------------------------
Cash reserves                                              $  266         $   44
Fixed income securities                                     1,002          1,159
Diversified equities                                        1,675          1,449
International Paper common stock                              449            422
Real estate                                                   156            117
Other                                                         181            164
                                                           ------         ------
Total plan assets                                          $3,729         $3,355
                                                           ======         ======


Non-U.S. Defined Benefit Plans

Generally, the Company's non-U.S. pension plans are funded using the projected benefit as a target, except in certain countries where funding of benefit plans is not required. Net periodic pension expense for the Company's non-U.S. pension plans was immaterial for 1997, 1996 and 1995.

      The following table presents the funded status of the Company's non-U.S. pension plans and the amounts reflected in the accompanying consolidated balance sheet. Plan assets are composed principally of common stocks and fixed income securities.


In millions at December 31                                   1997(2)       1996
--------------------------------------------------------------------------------
Actuarial present value of benefit obligations
  Vested benefits                                           $ 138         $ 367
                                                            -----         -----
  Accumulated benefit obligation                            $ 149         $ 382
                                                            -----         -----
Projected benefit obligation(1)                             $ 168         $ 473
Plan assets at fair value                                     124           511
                                                            -----         -----
Plan assets in excess of projected
  benefit obligation                                          (44)           38
Unrecognized net (gain) loss                                    6           (12)
Balance of unrecorded transition asset                         (1)          (34)
Other                                                           2             4
                                                            -----         -----
Pension liability                                           $ (37)        $  (4)
                                                            =====         =====


(1) The weighted average discount rate and the weighted average rate of compensation increase used to measure the projected benefit obligation were 6.67% (7.08% in 1996) and 4.45% (4.99% in 1996), respectively.
(2) Benefit obligations and plan assets declined in 1997 and the resulting pension liability increased primarily due to the sale of the imaging businesses whose U.K. plans were fully funded.

Other Plans

The Company sponsors several defined contribution plans to provide substantially all U.S. salaried and certain hourly employees of the Company an opportunity to accumulate personal funds for their retirement. Contributions may be made on a before-tax basis to substantially all of these plans.

      As determined by the provisions of each plan, the Company matches the employees' basic voluntary contributions. Company matching contributions to the plans were approximately $46 million, $42 million and $38 million for the plan years ending in 1997, 1996 and 1995, respectively. The net assets of these plans approximated $2.0 billion as of the 1997 plan year-end.

-------------------------------
Note 17 Postretirement Benefits
-------------------------------

The Company provides certain retiree health care and life insurance benefits covering a majority of U.S. salaried and certain hourly employees. Employees are generally eligible for benefits upon retirement and completion of a specified number of years of creditable service. A plan amendment in 1992 limits the maximum annual Company contribution for health care benefits for retirees after January 1, 1992 based on age at retirement and years of service after age 50. Amortization of this plan amendment, which reduces annual net postretirement benefit cost, will be completed in 1999. The Company does not prefund these benefits and has the right to modify or terminate certain of these plans in the future.

      The components of postretirement benefit expense in 1997, 1996 and 1995 were as follows:


In millions                                          1997       1996       1995
--------------------------------------------------------------------------------
 Service cost-benefits earned
  during the period                                  $  6       $  7       $  6
Interest cost on accumulated
  postretirement benefit obligation                    24         25         26
Net amortization of plan
  amendments                                          (20)       (17)       (18)
                                                     ----       ----       ----
Net postretirement benefit cost                      $ 10       $ 15       $ 14
                                                     ====       ====       ====

      The accumulated postretirement benefit obligation, included in other liabilities in the accompanying consolidated balance sheet, comprises the following components:


In millions at December 31                                    1997         1996
--------------------------------------------------------------------------------
Retirees                                                     $ 264        $ 251
Fully eligible active plan participants                         20           22
Other active plan participants                                  60           85
                                                             -----        -----
Total accumulated postretirement benefit
  obligation                                                   344          358
Unrecognized net loss                                          (38)         (30)
Unrecognized effect of plan amendments                          61           58
                                                             -----        -----
Accrued postretirement benefit obligation                    $ 367        $ 386
                                                             =====        =====


Future benefit costs were estimated assuming medical costs would increase at a 8.75% annual rate, decreasing to a 5% annual growth rate ratably over the next six years and then remaining at a 5% annual growth rate thereafter. A 1% increase in this annual trend rate would have increased the accumulated postretirement benefit obligation at December 31, 1997 by $19 million, with an immaterial effect on 1997 postretire-

46  Notes continued


ment benefit cost. The weighted average discount rate used to estimate the accumulated postretirement benefit obligation at December 31, 1997 was 7.25% compared with 7.5% at December 31, 1996.

-----------------------
Note 18 Incentive Plans
-----------------------

The Company has a Long-Term Incentive Compensation Plan that includes a Stock Option Plan, a Restricted Performance Share Plan and an Executive Continuity Award Plan, administered by a committee of nonemployee members of the Board of Directors who are not eligible for awards. The plan allows stock appreciation rights to be awarded, although none were awarded in 1997, 1996 or 1995.

      The Company applies the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans and the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), which was adopted in 1996. Accordingly, no compensation cost has been recognized for the stock option plan. Had compensation cost for the Company's stock-based compensation plans been determined consistent with the provisions of SFAS No. 123, the Company's net earnings, earnings per common share and earnings per common share-assuming dilution would have been reduced to the pro forma amounts indicated below:


In millions, except per share amounts           1997       1996       1995
--------------------------------------------------------------------------------
Net Earnings (Loss)
  As reported                                 $ (151)    $  303    $ 1,153
  Pro forma                                     (175)       291      1,143
Earnings (Loss) Per Common
  Share
  As reported                                 $ (.50)    $ 1.04    $  4.50
  Pro forma                                     (.58)      1.00       4.46
Earnings (Loss) Per Common
Share-Assuming Dilution
  As reported                                 $ (.50)    $ 1.04    $  4.41
  Pro forma                                     (.58)      1.00       4.37


The effect on 1997, 1996 and 1995 pro forma net earnings, earnings per common share and earnings per common share-assuming dilution of expensing the estimated fair value of stock options is not necessarily representative of the effect on reported earnings for future years due to the vesting period of stock options and the potential for issuance of additional stock options in future years.

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

      For purposes of the pro forma disclosure above, the fair value of each option grant has been estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1997, 1996 and 1995, respectively:



                                               1997          1996          1995
--------------------------------------------------------------------------------
Initial Options(1)
  Risk-Free Interest Rate                      6.32%         5.45%         7.80%
  Price Volatility                            29.50%        22.18%        22.15%
  Dividend Yield                               2.50%         2.72%         2.44%
  Expected Term in Years                       4.37          4.74          4.74

Replacement Options(2)
  Risk-Free Interest Rate                      6.31%         6.38%         5.91%
  Price Volatility                            29.50%        22.18%        22.15%
  Dividend Yield                               2.31%         2.68%         2.34%
  Expected Term in Years                       2.22          2.97          2.97


(1) The average fair values of initial option grants during 1997, 1996 and 1995 were $11.59, $8.37 and $10.33, respectively.
(2) The average fair values of replacement option grants during 1997, 1996 and 1995 were $9.04, $6.82 and $7.23, respectively.

      A summary of the status of the Stock Option Plan as of December 31, 1997, 1996 and 1995 and changes during the years ended on those dates is presented below:



                                                                Weighted
                                                                 Average
                                             Options(1)   Exercise Price
--------------------------------------------------------------------------------
Outstanding at 1/1/95                      8,396,868             $ 32.41
  Granted                                  3,196,311               40.03
  Exercised                               (2,069,022)              30.09
  Forfeited                                 (262,044)              35.64
                                          ----------             -------
Outstanding at 12/31/95                    9,262,113               35.44
  Granted(2)                               4,234,695               35.42
  Exercised                               (2,091,942)              30.39
  Forfeited                                 (460,321)              36.89
                                          ----------             -------
Outstanding at 12/31/96                   10,944,545               36.53
  Granted                                  5,478,674               45.82
  Exercised                               (4,196,183)              35.42
  Forfeited                                 (683,248)              40.66
                                          ----------             -------
Outstanding at 12/31/97                   11,543,788               41.09
                                          ==========


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

      The following table summarizes information about stock options outstanding at December 31, 1997:



                                      Options Outstanding and Exercisable
                                 ---------------------------------------------
                                                       Weighted       Weighted
                                         Number         Average        Average
Range of Exercise                Outstanding at       Remaining       Exercise
Prices                                 12/31/97            Life          Price
------------------------------------------------------------------------------
$14.36-$36.50                         1,266,827            2.90      $   30.17
$36.62-$38.88                         2,839,300            5.80      $   37.87
$38.93-$41.75                         2,671,400            7.00      $   39.91
$41.87-$43.13                         2,610,737            7.20      $   42.79
$43.18-$59.94                         2,155,524            3.10      $   51.15


Restricted Performance Share Plan

Under the Restricted Performance Share Plan, contingent awards of Company common stock are granted by the committee. Awards are earned if the Company's financial performance over a five-year

                                                             Notes continued  47


period meets or exceeds that of other forest products companies using standards determined by the committee.

      The following summarizes the activity of the Restricted Performance Share Plan for the three years ending December 31, 1997:

                                                                         Shares
--------------------------------------------------------------------------------
Outstanding at 1/1/95                                                   690,012
  Granted                                                               360,701
  Issued                                                               (211,648)
  Forfeited                                                             (28,101)
                                                                      ---------
Outstanding at 12/31/95                                                 810,964
  Granted                                                               424,264
  Issued                                                               (190,660)
  Forfeited                                                             (85,178)
                                                                      ---------
Outstanding at 12/31/96                                                 959,390
  Granted                                                               277,815
  Issued                                                                (87,451)
  Forfeited                                                             (40,352)
                                                                      ---------
Outstanding at 12/31/97                                               1,109,402
                                                                      =========


Executive Continuity Award Plan

The Executive Continuity Award Plan provides for the granting of tandem awards of restricted stock and/or nonqualified stock options to key executives. Grants are restricted and awards conditioned on attainment of specified age and years of service requirements. Exercise of a tandem stock option results in the cancellation of the related restricted shares.

      The following summarizes the activity of the Executive Continuity Award Plan for the three years ending December 31, 1997:


                                                                         Shares
--------------------------------------------------------------------------------
Outstanding at 1/1/95                                                   477,000
  Granted                                                                28,000
  Forfeited(1)                                                          (26,000)
                                                                        -------
Outstanding at 12/31/95                                                 479,000
  Granted                                                               136,650
  Forfeited(1)                                                         (132,000)
                                                                        -------
Outstanding at 12/31/96                                                 483,650
  Granted                                                               106,108
  Forfeited                                                              (9,500)
                                                                        -------
Outstanding at 12/31/97                                                 580,258
                                                                        =======


(1) Includes restricted shares canceled when tandem stock options were exercised. In 1996 and 1995, 400,000 and 120,000 tandem stock options were exercised, respectively.

      At December 31, 1997 and 1996, a total of 4.8 million and 7.9 million shares, respectively, were available for grant under the Long-Term Incentive Compensation Plan.

      The compensation cost that has been charged to earnings for the performance-based plans was $11 million, $13 million and $14 million for 1997, 1996 and 1995, respectively.

---------------------------------------
Note 19 Pro Forma Financial Information
---------------------------------------

The following unaudited pro forma financial information for the year ended December 31, 1996 reflects the combined results of the continuing operations of the Company and the 1996 acquisitions listed in Note 5. The 1997 amounts presented below are actual results for the year ended December 31, 1997. These amounts include all of the 1996 acquisitions for the entire year and are presented for comparative purposes only. The 1996 pro forma information is presented as if the transactions occurred as of the beginning of the year. The pro forma adjustments are based on available information, preliminary purchase price allocations and certain assumptions that the Company believes are reasonable. The 1996 pro forma information does not purport to represent the Company's actual results of operations if the transactions described above would have occurred at the beginning of the year nor is it indicative of the actual results since acquisition. In addition, the information may not be indicative of future results.



In millions, except per share amounts,                              (Unaudited)
  for the years ended December 31                       1997              1996
--------------------------------------------------------------------------------
Net Sales                                           $ 20,096        $   20,500
Net Earnings (Loss)                                     (151)              289
Earnings (Loss) Per Common Share                        (.50)              .96
Earnings (Loss) Per Common Share-
  Assuming Dilution                                     (.50)              .96


-------------------------
Note 20 Subsequent Events
-------------------------

In February 1998, International Paper announced that it would merge with Weston Paper and Manufacturing Company through an exchange of shares valued at $232 million. The transaction, which is expected to be finalized during the second quarter, is subject to the completion of due diligence, regulatory approvals and approval by Weston shareholders. Weston, based in Terre Haute, Ind., operates one paper mill that produces corrugating medium and 11 corrugated container plants.

      Also in February 1998, the Company announced that it had reached an agreement to sell the printing and graphic arts businesses of its imaging products division.

48  Eleven-Year Financial Summary               Eleven-Year Financial Summary 49

DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS AND STOCK PRICES   1997             1996             1995          1994
---------------------------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS

Net sales                                                            $ 20,096         $ 20,143         $ 19,797      $ 14,966
Costs and expenses, excluding interest                                 19,760           19,403           17,276        13,902
Earnings before income taxes, minority interest,
  extraordinary item and cumulative effect of
  accounting changes                                                       16(1)           802(2)         2,028           715(3)
Minority interest expense, net of taxes                                   129(1)           169(2)           156            47
Extraordinary item
Cumulative effect of accounting changes                                                                                   (75)
Net earnings (loss)                                                      (151)(1)          303(2)         1,153           357(3)
Earnings (loss) applicable to common shares                              (151)(1)          303(2)         1,153           357(3)
                                                                     --------         --------         --------      --------
FINANCIAL POSITION
Working capital                                                      $  1,065         $    104         $  1,010      $    796
Plants, properties and equipment, net                                  12,369           13,217           10,997         9,139
Forestlands                                                             2,969            3,342            2,803           802
Total assets                                                           26,754           28,252           23,977        17,836
Long-term debt                                                          7,154            6,691            5,946         4,464
Common shareholders' equity                                             8,710            9,344            7,797         6,514
                                                                     --------         --------         --------      --------

PER SHARE OF COMMON STOCK - ASSUMING NO DILUTION(8)
Earnings (loss) before extraordinary item and
  cumulative effect of accounting changes                            $   (.50)(1)     $   1.04(2)      $   4.50      $   1.73(3)
Extraordinary item
Cumulative effect of accounting changes                                                                                  (.30)
Earnings (loss)                                                          (.50)(1)         1.04(2)          4.50          1.43(3)
Cash dividends                                                           1.00             1.00              .92           .84
Common shareholders' equity                                             28.82            31.13            29.87         25.87
                                                                     --------         --------         --------      --------

COMMON STOCK PRICES(8)
High                                                                       61           44 5/8           45 3/4        40 1/4
Low                                                                    38 5/8           35 5/8           34 1/8        30 3/8
Year-end                                                               43 1/8           40 1/2           37 7/8        37 3/4
                                                                     --------         --------         --------      --------

FINANCIAL RATIOS
Current ratio                                                             1.2              1.0              1.2           1.2
Total debt to capital ratio                                              38.9             38.9             38.5          41.2
Return on equity                                                         (1.7)(1),(9)      3.4(2),(9)      16.1           5.6(3)
Return on investment                                                      1.2(1),(9)       3.3(2),(9)       8.4           4.2(3)
                                                                     --------         --------         --------      --------

CAPITAL EXPENDITURES                                                 $  1,111         $  1,394         $  1,518      $  1,114

                                                                     --------         --------         --------      --------
NUMBER OF EMPLOYEES                                                    82,000           87,000           81,500        70,000
                                                                     ========         ========         ========      ========

DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS AND STOCK PRICES       1993            1992             1991            1990
------------------------------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS

Net sales                                                               $ 13,685        $ 13,598         $ 12,703        $ 12,960
Costs and expenses, excluding interest                                    12,837          13,125(5)        11,695(6)       11,695(7)
Earnings before income taxes, minority interest,
  extraordinary item and cumulative effect of
  accounting changes                                                         538             226(5)           693(6)          988(7)
Minority interest expense, net of taxes                                       36              15               42              33
Extraordinary item                                                                            (6)
Cumulative effect of accounting changes                                                      (50)            (215)
Net earnings (loss)                                                          289(4)           86(5)           184(6)          569(7)
Earnings (loss) applicable to common shares                                  289(4)           86(5)           184(6)          569(7)
                                                                        --------        --------         --------        --------
FINANCIAL POSITION
Working capital                                                         $    472        $   (165)        $    404        $    784
Plants, properties and equipment, net                                      8,872           8,884            7,848           7,287
Forestlands                                                                  786             759              743             751
Total assets                                                              16,631          16,516           14,941          13,669
Long-term debt                                                             3,601           3,096            3,351           3,096
Common shareholders' equity                                                6,225           6,189            5,739           5,632
                                                                        --------        --------         --------        --------

PER SHARE OF COMMON STOCK - ASSUMING NO DILUTION(8)
Earnings (loss) before extraordinary item and
  cumulative effect of accounting changes                               $   1.17(4)     $    .58(5)      $   1.80(6)     $   2.61(7)
Extraordinary item                                                                          (.02)
Cumulative effect of accounting changes                                                     (.21)            (.97)
Earnings (loss)                                                             1.17(4)          .35(5)           .83(6)         2.61(7)
Cash dividends                                                               .84             .84              .84             .84
Common shareholders' equity                                                25.12           25.23            25.52           25.67
                                                                        --------        --------         --------        --------

COMMON STOCK PRICES(8)
High                                                                          35          39 1/4           39 1/8          29 7/8
Low                                                                       28 3/8          29 1/4           25 1/4          21 3/8
Year-end                                                                  33 7/8          33 3/8           35 3/8          26 3/4
                                                                        --------        --------         --------        --------

FINANCIAL RATIOS
Current ratio                                                                1.1             .96              1.1             1.2
Total debt to capital ratio                                                 38.5            38.0             39.1            36.1
Return on equity                                                             4.7(4)          1.4(5)           3.2(6)         10.5(7)
Return on investment                                                         3.6(4)          2.0(5)           3.5(6)          7.2(7)
                                                                        --------        --------         --------        --------

CAPITAL EXPENDITURES                                                    $    954        $  1,368         $  1,197        $  1,267

                                                                        --------        --------         --------        --------
NUMBER OF EMPLOYEES                                                       72,500          73,000           70,500          69,000
                                                                        ========        ========         ========        ========

DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS AND STOCK PRICES       1989            1988            1987
-------------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS

Net sales                                                               $ 11,378        $  9,587        $  7,800
Costs and expenses, excluding interest                                     9,739           8,199           6,930
Earnings before income taxes, minority interest,
  extraordinary item and cumulative effect of
  accounting changes                                                       1,434           1,223             703
Minority interest expense, net of taxes                                       26              22              21
Extraordinary item
Cumulative effect of accounting changes
Net earnings (loss)                                                          864             754             407
Earnings (loss) applicable to common shares                                  845             733             387
                                                                        --------        --------        --------
FINANCIAL POSITION
Working capital                                                         $    366        $    781        $    657
Plants, properties and equipment, net                                      6,238           5,456           5,125
Forestlands                                                                  764             772             780
Total assets                                                              11,582           9,462           8,710
Long-term debt                                                             2,324           1,853           1,937
Common shareholders' equity                                                5,147           4,557           4,052
                                                                        --------        --------        --------

PER SHARE OF COMMON STOCK - ASSUMING NO DILUTION(8)
Earnings (loss) before extraordinary item and
  cumulative effect of accounting changes                               $   3.86        $   3.28        $   1.84
Extraordinary item
Cumulative effect of accounting changes
Earnings (loss)                                                             3.86            3.28            1.84
Cash dividends                                                               .77             .64             .60
Common shareholders' equity                                                23.67           20.57           18.18
                                                                        --------        --------        --------

COMMON STOCK PRICES(8)
High                                                                      29 3/8          24 3/4          28 7/8
Low                                                                       22 5/8          18 1/4          13 1/2
Year-end                                                                  28 1/4          23 1/4          21 1/8
                                                                        --------        --------        --------

FINANCIAL RATIOS
Current ratio                                                                1.1             1.5             1.4
Total debt to capital ratio                                                 33.9            25.8            31.6
Return on equity                                                            17.8            17.0            10.0
Return on investment                                                        11.3            11.0             7.2
                                                                        --------        --------        --------

CAPITAL EXPENDITURES                                                    $    887        $    645        $    603

                                                                        --------        --------        --------
NUMBER OF EMPLOYEES                                                       63,500          55,500          45,500
                                                                        ========        ========        ========

FINANCIAL GLOSSARY

Current ratio-
current assets divided by current liabilities.

Total debt to capital ratio-
long-term debt plus notes payable and current maturities of long-term debt divided by long-term debt, notes payable and current maturities of long-term debt, deferred income taxes, minority interest, other liabilities, preferred securities and total common shareholders' equity.

Return on equity-
net earnings divided by average common shareholders' equity (computed monthly).

Return on investment-
net earnings plus after-tax interest expense and minority interest expense divided by an average of total assets minus accounts payable and accrued liabilities.

(1) Includes a pre-tax business improvement charge of $535 million ($385 million after taxes or $1.28 per share), a $150 million pre-tax provision for legal reserve ($93 million after taxes or $.31 per share), a pre-tax charge of $125 million ($80 million after taxes or $.26 per share) for anticipated losses associated with the sale of the imaging businesses, and a pre-tax gain of $170 million ($97 million after taxes and minority interest expense or $.32 per share) from the redemption of certain retained West Coast partnership interests and the release of a related debt guaranty.
(2) Includes a pre-tax restructuring and asset impairment charge of $515 million ($362 million after taxes or $1.35 per share), a $592 million pre-tax gain on the sale of a West Coast partnership interest ($336 million after taxes and minority interest expense or $1.25 per share) and a $165 million pre-tax charge ($105 million after taxes or $.35 per share) for the write-down of the investment in Scitex.
(3) Includes $17 million ($10 million after taxes or $.04 per share) of additional earnings related to the change in accounting for start-up costs.
(4) Includes $25 million ($.10 per share) of additional income tax expense to revalue deferred tax balances to reflect the increase in the U.S. statutory federal income tax rate.
(5) Includes restructuring and other charges totaling $398 million ($263 million after taxes or $1.08 per share).
(6) Includes a $60 million pre-tax restructuring charge ($37 million after taxes or $.17 per share) and additional expenses related to the adoption of SFAS No. 106 of $25 million ($16 million after taxes or $.07 per share).
(7) Includes a $212 million pre-tax restructuring charge ($137 million after taxes or $.63 per share).
(8) Per share data and common stock prices have been adjusted to reflect two-for-one stock splits in September 1995 and May 1987. All per share amounts are computed before the effects of dilutive securities.
(9) Return on equity was 3.3% and return on investment was 3.0% in 1997 before special items. Return on equity was 4.8% and return on investment was 3.6% in 1996 before special items.

50  Interim Financial Results (unaudited)

                                                                                Quarter
                                                         --------------------------------------------------
IN MILLIONS, EXCEPT PER SHARE AMOUNTS AND STOCK PRICES    First          Second          Third       Fourth          Year
-------------------------------------------------------------------------------------------------------------------------
1997
Net Sales                                                $ 4,862        $ 5,034         $ 5,119     $ 5,081      $ 20,096
Gross Margin(1)                                            1,226          1,248           1,328       1,321         5,123
Earnings (Loss) Before Income Taxes and
  Minority Interest                                          108           (557)(2)         208         257(3)         16(2),(3)
Net Earnings (Loss)                                           34           (419)(2)         102         132(3)       (151)(2),(3)
Per Share of Common Stock
  Earnings (Loss)                                        $   .11        $ (1.39)(2)     $   .34     $   .44(3)   $   (.50)(2),(3)
  Earnings (Loss)-Assuming Dilution                          .11          (1.39)(2)         .34         .44(3)       (.50)(2),(3)
  Dividends                                                  .25            .25             .25         .25          1.00
Common Stock Prices
  High                                                    43 5/8         51 7/8              61      58 1/2            61
  Low                                                     38 3/4         38 5/8          48 1/4      39 7/8        38 5/8

1996
Net Sales                                                $ 4,798        $ 5,093         $ 5,108     $ 5,144      $ 20,143
Gross Margin(1)                                            1,242          1,322           1,348       1,330         5,242
Earnings Before Income Taxes and
  Minority Interest                                          336(4)         217             227          22(5)        802(4),(5)
Net Earnings (Loss)                                           98(4)          99             111          (5)(5)       303(4),(5)
Per Share of Common Stock
  Earnings (Loss)                                        $   .36(4)     $   .33         $   .37     $  (.02)(5)  $   1.04(4),(5)
  Earnings (Loss)-Assuming Dilution                          .36(4)         .33             .37        (.02)(5)      1.04(4),(5)
  Dividends                                                  .25            .25             .25         .25          1.00
Common Stock Prices
  High                                                    41 1/2         43 3/8          44 5/8          44        44 5/8
  Low                                                     35 5/8         36 7/8          36 3/4      38 3/4        35 5/8

(1)   Gross margin represents net sales less cost of products sold.

(2) Includes a pre-tax business improvement charge of $535 million ($385 million after taxes or $1.28 per share) and a $150 million pre-tax provision for legal reserve ($93 million after taxes or $0.31 per share).

(3) Includes a pre-tax charge of $125 million ($80 million after taxes or $.26 per share) for anticipated losses on the sale of the imaging businesses and a pre-tax gain of $170 million ($97 million after taxes and minority interest expense or $.32 per share) from the redemption of certain retained West Coast partnership interests and the release of a related debt guaranty.

(4) Includes a pre-tax restructuring and asset impairment charge of $515 million ($362 million after taxes or $1.35 per share) and a $592 million pre-tax gain on the sale of a West Coast partnership interest ($336 million after taxes and minority interest expense or $1.25 per share).

(5) Includes a $165 million pre-tax charge ($105 million after taxes or $0.35 per share) for the write-down of the investment in Scitex.

                                             Directors and Senior Management  51

---------
Directors
---------

PETER I. BIJUR 14
Chairman and
Chief Executive Officer
Texaco

WILLARD C. BUTCHER 1345*
Retired Chairman and
Chief Executive Officer
The Chase Manhattan Bank, N.A.

JOHN T. DILLON 2*36
Chairman and
Chief Executive Officer
International Paper

ROBERT J. EATON 4*7
Chairman and
Chief Executive Officer
Chrysler Corporation

JOHN A. GEORGES 236
Retired Chairman and
Chief Executive Officer
International Paper

THOMAS C. GRAHAM 247*
Retired Chairman of the Board
AKSteel Corporation

JOHN R. KENNEDY 17
Retired Chairman and
Chief Executive Officer
Federal Paper Board

DONALD F. MCHENRY 356*
University Research
Professor of Diplomacy
and International Affairs
Georgetown University

PATRICK F. NOONAN 167
Chairman and
Chief Executive Officer
The Conservation Fund

JANE C. PFEIFFER 1*56
Management Consultant

EDMUND T. PRATT, JR. 23*45
Retired Chairman and
Chief Executive Officer
Pfizer Inc.

CHARLES R. SHOEMATE 45
Chairman, President and
Chief Executive Officer
Best Foods, Inc.

C. WESLEY SMITH 67
Executive Vice President
Printing Papers
International Paper

(1)  Audit Committee
(2)  Executive Committee
(3)  Finance Committee
(4)  Management Development and
     Compensation Committee
(5)  Nominating Committee
(6)  Public and Legal Affairs Committee
(7)  Environment, Health and Technology
     Committee
*    Committee Chairperson

-----------------
Senior Management
-----------------

JOHN T. DILLON
Chairman and
Chief Executive Officer

W. MICHAEL AMICK
Executive Vice President
Forest Products and
Industrial Packaging

JAMES P. MELICAN
Executive Vice President
Legal and External Affairs

DAVID W. OSKIN
Executive Vice President
Consumer Packaging and
Industrial Papers

C. WESLEY SMITH
Executive Vice President
Printing Papers

MILAN J. TURK
Executive Vice President
Specialty Businesses

ROBERT M. AMEN
President
International Paper
Europe

ROBERT M. BYRNES
Senior Vice President
Human Resources

THOMAS E. COSTELLO
Senior Vice President
Distribution Business

DOUGLAS B. FOX
Senior Vice President
Marketing

MARIANNE M. PARRS
Senior Vice President and
Chief Financial Officer

RICHARD B. PHILLIPS
Senior Vice President
Technology

52  Directors and Senior Management

-----------------------------
Senior Management (continued)
-----------------------------

DAVID A. BAILEY
President
International Paper
Poland

E. WILLIAM BOEHMLER
Vice President and
Treasurer

H. WAYNE BRAFFORD
Vice President
Converting and Specialty Papers

JAMES A. CEDERNA
Vice President
Arizona Chemical

WILLIAM P. CRAWFORD
Vice President
Logistics

HANS PETER DAROCZI
Vice President
International Container

C. CATO EALY
Vice President
Business Development and
Planning

JOHN V. FLYNN
Vice President
Human Resources

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

JEFFREY F. KASS
Vice President
Strategic Planning

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

GERALD C. MARTERER
President
International Paper
Asia

ARTHUR W. MCGOWEN
Vice President
Wood Products

JEAN-PHILIPPE MONTEL
Chairman and
Chief Executive Officer
Aussedat Rey

KARL W. MOORE
Vice President and
Chief Information Officer

GEORGE A. O'BRIEN
President, IPForest
Resources Company

JOSEPH R. RIMSTIDT
Vice President
Quality Management

CAROL L. ROBERTS
Vice President
People Development

R. MICHAEL ROSS
Vice President
Container

WILLIAM H. SLOWIKOWSKI
Vice President
Imaging Products

BENNIE R. SMITH
Vice President
Strategic Planning
Industrial Packaging

RICHARD M. SMITH
Vice President
Printing and Office Papers

MANCO L. SNAPP
President
Masonite

W. DENNIS THOMAS
Vice President
Public Affairs

TOBIN J. TREICHEL
Vice President
Tax

CAROL S. TUTUNDGY
Vice President
Investor Relations

                                                       List of Employee Teams 53
LIST OF EMPLOYEE TEAMS

PAGE 11: PRODUCTIVITY TEAM
AUSSEDAT REY
SAILLAT, FRANCE
Robert Ringuet
Jerome Mandaglio
Patrick Genin
Michele Demoulinger
Philippe Demon

PAGE 13: POULTRY TEAM
TYSON FOODS
SPRINGDALE, ARKANSAS
Mike Roetzel*
Steve Morris*
Don Washington
Robert Cole*
John Rodgers*
* Employee of Tyson Foods

PAGE 13: SERVICE TEAM
ARIZONA CHEMICAL
PANAMA CITY, FLORIDA
Richard Craft
Betty Johnson
Francis Bolin
Harold Brookins

PAGE 15: ROI TEAM
FOLDING CARTON
RICHMOND, VIRGINIA
Antoine Harris
Chris Mulligan
Billy Cheatham
Kim Inscoe
Joe Brown

PAGE 15: ROI TEAM
MASONITE
UKIAH, CALIFORNIA
James Pollitz
Ed Evans
Pete Carr
Hillary Hufford
Jaime Garcia

PAGE 15: SHIPPING TEAM
RIEGELWOOD MILL
RIEGELWOOD, NORTH CAROLINA
Jeff Stocks
James Dixon
Mary Smith

PAGE 19: FORESTRY TEAM
SOUTHLANDS EXPERIMENT FOREST
BAINBRIDGE, GEORGIA
Julie Durfield
Tom Cooksey
Larry Stubbs

PAGE 19: SKILLS TRAINING
TECHNOLOGY CENTER
CINCINNATI, OHIO
Le Tran
Ann-Charlotte Norrdahl
Todd Biggs

PAGE 19: TOOLS OF THE TRADE
TECHNOLOGY CENTER
CINCINNATI, OHIO
Ven Ochaya
Cheryl Caldwell
Paul Canino
Inna Golinkin-Elsner
Raj Bodalia
Tricia Reighard
James Burks
John Soehnlen
Nommiy Brown
Tina Collett
John Tonelli
Stephanie Plear
Tom Corkhill
Mimi Muterspaw
David Pedley
Jeff Wheeler

54  Shareholder Information

CORPORATE HEADQUARTERS

International Paper
Two Manhattanville Road
Purchase, N.Y. 10577
914-397-1500

ANNUAL MEETING

The next meeting of shareholders will be held at 9:30 a.m., Tuesday, May 12, 1998, at The Queensbury Hotel, 88 Ridge Street, Glens Falls, N.Y.

TRANSFER AGENT

For services regarding your account such as change of address, lost certificates or dividend checks, change in registered ownership, or the dividend reinvestment program, contact:

ChaseMellon Shareholder Services, L.L.C.
85 Challenger Road
Overpeck Centre
Ridgefield Park, N.J. 07660
800-678-8715
www.chasemellon.com

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

INDEPENDENT PUBLIC ACCOUNTANTS

Arthur Andersen LLP
1345 Avenue of the Americas
New York, N.Y. 10105

REPORTS AND PUBLICATIONS

Additional copies of this report, environmental reports, SEC filings and other publications are available by calling 914-397-1522 or writing to the Investor Relations department at corporate headquarters. Most of this information is also available on our website - http:www.ipaper.com

INVESTOR RELATIONS

Investors desiring further information about International Paper should contact the Investor Relations department at corporate headquarters, 914-397-1625.

CREDITS

Papers used in this report: Cover: Zanders IkonoGloss, 111 lb. cover; pages 1-8:
Strathmore Elements, 80 lb. text, bright white solids; pages 9-20: Zanders IkonoDull Satin, 100 lb. text; pages 9-20, short sheets: Zanders IkonoDull Satin, 115 lb. text; pages 21-54: Hammermill Regalia, 80 lb. text, old porcelain, smooth. All are recycled papers.

Designed by Pentagram. Printed by The Hennegan Company.
Major photography by John Blaustein, John Madere and William Whitehurst.

Product and brand designations appearing in italics are trademarks of International Paper or a related company.

THIS 1997 ANNUAL REPORT TO SHAREHOLDERS, AND MANAGEMENT'S DISCUSSION AND ANALYSIS (MD&A) IN PARTICULAR, CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS CONCERNING PROJECTED IMPROVEMENT IN EARNINGS AT INTERNATIONAL PAPER. ACTUAL RESULTS MAY DIFFER BASED PRIMARILY ON OVERALL DEMAND AND WHETHER PRICE INCREASES FOR VARIOUS PAPER AND PACKAGING PRODUCTS CAN BE REALIZED IN 1998, AND WHETHER ANTICIPATED SAVINGS FROM RESTRUCTURING, THE BUSINESS IMPROVEMENT PROGRAM AND OTHER INITIATIVES ARE ACHIEVED. THE MD&A ALSO INCLUDES CONCLUSIONS AS TO VALUE AT RISK ASSOCIATED WITH FINANCIAL INSTRUMENTS. RESULTS MAY DIFFER BASED ON ACTUAL MOVEMENTS IN INTEREST AND CURRENCY EXCHANGE RATES.

(C) 1998 INTERNATIONAL PAPER COMPANY.
All rights reserved.

                               INTERNATIONAL PAPER
                             TWO MANHATTANVILLE ROAD
                               PURCHASE, NY 10577


                                   WE ANSWER
                                  TO THE WORLD

                                   APPENDIX A

              PHOTOGRAPHS AND ILLUSTRATIONS FOR 1997 ANNUAL REPORT

1. Inside front cover - illustration of International Paper's centennial logo. Circular in shape, with wording "International Paper Centennial 1998 around the outer edge, and an illustration of a tree and waterfall in the middle.

2. page 1 (fold out) - photo of International Paper's first annual report in 1899.

3. page 1 (fold out) - photo of Hammermill paper mill under construction in Erie, Pa.

4. page 1 (fold out) - aerial photo of Federal Paper Board mill in Bogota, NJ.

5. page 1 (fold out) - aerial photo of Southern International Paper mill.

6. page 1 (fold out) - photo of an Arizona Chemical plant.

7. page 1 (fold out) - photo of soldiers carrying supplies packaged in corrugated boxes made with our wetstrength linerboard.

8. page 1 (fold out) - photo of a scientist in our research laboratory in Mobile, Ala.

9. page 1 (fold out) - photo of a young girl drinking from a milk carton.

10. page 1 (fold out) - photo of two foresters at our Southlands Experiment Forest in Bainbridge, Ga.

11. page 1 (fold out) - illustration of International Paper's research center in Tuxedo, NY.

12. page 1 (fold out) - photo of the Canadian flag.

13. page 1 (fold out) - illustration of the Hammermill Paper Company logo.

14. page 1 (fold out) - photo of International Paper's operations headquarters in Memphis, TN.

15. page 1 (fold out) - photo of the Masonite logo.

16. page 1 (fold out) - aerial photo of the Aussedat Rey mill in Saillat, France.

17. page 1 (fold out) - photo of a paper machine at Zanders in Germany.

18. page 1 (fold out) - photo of a paper machine at our Kwidzyn mill in Poland.

19. page 1 (fold out) - photo of the ResourceNet International logo, and map of U.S. locations.

20. page 1 (fold out) - aerial photo of  a radiata pine plantation in New
Zealand.

21. page 1 (fold out) - photo of a Federal Paper Board mill.

22. page 1 (fold out) - photo of the Cincinnati technology center.

23. page 1 (fold out) - illustration of International Paper's centennial logo. Circular in shape, with wording "International Paper Centennial 1998" around the outer edge, and an illustration of a tree and waterfall in the middle.

24. page 2 - photo of John T. Dillon, Chairman and Chief Executive Officer, International Paper.

25. page 4 - photo of three reams of SPRINGHILL reprographic paper.

26. page 4 - photo of an NHL advertising brochure and a doll catalog, printed on our bristol and coated paper, respectively.

27. page 4 - photo of a large spool of yellow thread, to represent our pulp business.

28. page 5 - photo of three reams of paper, POLSPEED (from Kwidzyn in Poland), and REYPRINT (from Aussedat Rey in France) and DUO (from Tait in Scotland).

29. page 5 - photo of a corrugated box made with our WHITETOP linerboard for Sunkist lemons.

30. page 5 - photo of two corrugated boxes, one from our US division, made for Chiquita; and the other from our European division, for Champey.

31. page 5 - photo of a TDK VCR tape and packaging made from our STARCOTE bleached board.

32. page 6 - photo of two aseptic packages containing Elle & Vire sauces.

33. page 6 - photo of two reams of REPLICOPY reprographic paper.

34. page 6 - photo of a container of REGENCY cleaning product.

35. page 6 - photo of a can of COLORLOK precision printing ink.

36. page 7 - photo of three reams of reprographic paper, POLCOPY (from Poland), MATAURA (from New Zealand), and TECNIS (from Europe).

37. page 7 - photo of a red CRAFTMASTER door, made by Masonite.

38. page 7 - photo of peel and stick labels.

39. page 7 - photo of a gumball machine filled with gum.

40. page 8 - photo of SORBENT toilet tissue package.

41. page 8 - photo of a seedling.

42. page 8 - photo of yellow pine lumber.

43. page 8 - photo of an I-joist.

44. pages 10-11(short sheet - side one) - photo of a stand of loblolly trees, looking up from the ground, with blue sky and clouds in the background.

45. page 11 (short sheet - side two) - photo of a globe in a brown corrugated box.

46. page 11 (short sheet - side two) - photo of a parked xpedx truck with Cincinnati, Ohio in the background.

47. page 11 - photo of five employees of Aussedat Rey's Saillat mill, taken in front of a local landmark, with Aussedat Rey products.

48. page 13 (short sheet - side one) - photo of half of a globe, showing the US and Europe (this photo directly faces photo 52 - profile of two employees).

49. page 13 (short sheet - side two) - a photo of an array of tobacco products.

50. page 13 - photo of four employees of Tyson Foods, and one International Paper employee, shown with corrugated boxes made by International Paper for Tyson.

51. page 13 - photo of four Arizona Chemical employees at our Panama City, Florida location.

52. page 13 - photo of the profile of two International Paper account executives (this photo directly faces photo 48 - globe).

53. page 15 (short sheet - side one, and full page 15) - photo of three employees and rows of pulp produced at our Reigelwood, N.C. mill.

54. page 15 (short sheet - side two) - photo of 5 employees on a printing press at our Richmond, Va., folding carton plant.

55. page 15 (short sheet - side two) - photo of 3 employees and rolls of bleached board inside a rail car at our Reigelwood, N.C. mill.

56. page 15 - photo of 5 employees on a chip pile outside our Masonite plant in Ukiah, Calif.

57. page 16 - page 17 (short sheet- side one) - photo of several sheets of Strathmore paper, brightly lit with yellow, green and blue lighting.

58. page 17 (short sheet - side two) - photo of page from a FAO Schwarz catalog printed on our ACCOLADE coated paper.

59. page 17 - photo of a Beckett PARADOX product brochure, and an array of the seven colors that the paper comes in.

60.page 17 - photo of an array of various milk cartons made by International Paper.

61. page 18 - photo of a research associate looking through a microscope at our Cincinnati, Ohio research center.

62. page 19 (short sheet - side two) - photo of three foresters in a stand of "field of dreams" pine trees at our Southlands Experiment Forest in Bainbridge, Ga.

63. page 19 (short sheet - side two) - photo of two students and an instructor at a management skills training class in Cincinnati, Ohio.

64. page 19 - photo of a consumer in front of our INVENT IT display.

65. page 19 - photo of 16 employees at our research center in Cincinnati, Ohio.