Form 10-K/A, Exhibit 13
period 1997-12-31
INTERNATIONAL PAPER CO /NEW/
filed 1999-03-29
CIK 51434

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

(3) Includes a pre-tax restructuring and asset impairment charge of $515 million ($362 million after taxes or $1.35 per share), a $592 million pre-tax gain on the sale of a partnership interest ($336 million after taxes and minority interest or $1.25 per share), a $155 million pre-tax charge ($99 million after taxes or $.33 per share) for the write-down of the investment in Scitex and a $10 million pre-tax charge ($6 million after taxes or $.02 per share) for our share of a restructuring charge announced by Scitex in November 1996. The $155 million write-down of the investment in Scitex and the $10 million Scitex restructuring charge are not included in operating profit. Return on investment was 3.6% before these items.

TODAY AND TOMORROW, INTERNATIONAL PAPER WILL BE A GLOBAL INDUSTRY LEADER AND PROVIDE AN EXCELLENT FINANCIAL RETURN. WE WILL EMPOWER EMPLOYEES AND BE THE SUPPLIER OF CHOICE FOR CUSTOMERS.

1898

Seventeen pulp and paper mills in the northeastern United States merged to form International Paper.

1898

Hammermill Paper Company founded in Erie, Pennsylvania.

1916

Federal Paper Board Company launched with paper mill in Bogota, New Jersey.

1927

Formed Southern International Paper, a wholly owned subsidiary of International Paper.

1930

Formed Arizona Chemical as an International Paper/American Cyanamid joint venture.

1942

Developed wet-strength linerboard to ship military supplies during WWII.

1946

Southern Kraft Division opened research laboratory in Mobile, Alabama.

1946

Acquired Single Service Containers, Inc. to enter liquid packaging market.

1957

Established Southlands Experiment Forest in Bainbridge, Georgia.

1969

Corporate Research Center opened in Tuxedo Park, New York.

1981

Sold Canadian International Paper to finance modernization of U.S. operations.

1986

Acquired Hammermill Paper Company.

1987

Moved operations headquarters to Memphis, Tennessee.

1988

Acquired Masonite Corporation.

1989

Acquired Aussedat Rey, a major French paper company.

1989

Acquired Zanders Feinpapiere AG, a leading German producer of fine papers.

1992

Acquired the Kwidzyn paper mill in Poland.

1993

Consolidated distribution businesses into ResourceNet International, later named xpedx.

1995

Acquired majority ownership of Carter Holt Harvey in New Zealand.

1996

Merged with Federal Paper Board.

1996

Opened the Cincinnati Technology Center.

1998

International Paper celebrates its Centennial.

"...WE INTEND TO WIN BY BECOMING MORE FOCUSED ON THOSE BUSINESSES IN WHICH WE CAN HAVE A LEADERSHIP POSITION AND GENERATE RETURNS THAT WILL BE AMONG THE BEST IN OUR INDUSTRY."

[PHOTO OMITTED]

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

                                 [PHOTO OMITTED]

                                 PRINTING PAPERS
          The Springhill brand name assures superior print quality for printers, publishers and everyday consumers of our papers.

                                 [PHOTO OMITTED]

                                 PRINTING PAPERS
             Our bristols and coated papers offer excellent printing
                    characteristics for a wide range of uses.

                                 [PHOTO OMITTED]

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

Initiatives

      In addition to streamlining our organizational structure to provide better market focus and responsiveness, we are taking aggressive steps to improve the fundamental profitability of our printing papers businesses. Our objective is to double the returns of our U.S. printing papers group over the next few years. To accomplish our objective, we are implementing the following business initiatives:

o Significantly improving our manufacturing efficiency by removing 400,000 tons of high-cost uncoated papers and pulp capacity and then simplifying and optimizing our remaining assets to maximize manufacturing productivi ty;

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

                                 [PHOTO OMITTED]

                                 PRINTING PAPERS
          International Paper's European Papers business is the number one marketer of copy paper in Europe.

                                 [PHOTO OMITTED]

                                    PACKAGING
      International Paper's WhiteTop visual-appeal linerboard combined with sharp graphics transform corrugated packaging into billboards.

                                 [PHOTO OMITTED]

                                    PACKAGING
          We produce a wide range of corrugated packaging for customers worldwide that provides both protection and consumer appeal.

                                 [PHOTO OMITTED]

                                    PACKAGING
        To produce superior packaging with bold graphics, folding carton producers use our Starcote and Everest bleached board products.


                                                                             [5]

                                 [PHOTO OMITTED]

                                    PACKAGING
                  Consumers around the world enjoy beverages in
              both our aseptic and fresh liquid packaging cartons.

                                 [PHOTO OMITTED]

                                  DISTRIBUTION
              RepliCopy reprographic paper is one of the many fine
             paper products xpedx offers customers in North America.

                                 [PHOTO OMITTED]

                                  DISTRIBUTION
         Regency cleaning products are used by savvy consumers seeking a high-quality national brand and excellent service from xpedx.

                                 [PHOTO OMITTED]

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

Aussedat Rey, Scaldia and Impap

      Just as xpedx is creating a world-class organization in the U.S., Aussedat Rey in France, Scaldia in the Nether-lands and Impap in Poland are leveraging their strengths in purchasing, marketing and efficient distribution. The distribution business in Europe has moved aggressively to increase product offerings, reduce costs and improve logistics. These businesses offer superior service to their customers and are growing as fast or faster than their respective markets.

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

o Targeting improvements in operating efficien-

                                 [PHOTO OMITTED]

                                  DISTRIBUTION
          Consumers in Europe and Australasia have come to rely on our overseas distribution businesses for high-quality products and service.

                                 [PHOTO OMITTED]

                               SPECIALTY PRODUCTS
          Masonite produces a diverse line of CraftMaster door facings with different designs and styles.

                                 [PHOTO OMITTED]

                               SPECIALTY PRODUCTS
       Peel-and-stick labels are just one of the many products made by our industrial papers group and use our adhesive resins.

                                 [PHOTO OMITTED]

                               SPECIALTY PRODUCTS
            Arizona Chemical's food-grade resins find their way into
                          products such as chewing gum.


                                                                             [7]

                                 [PHOTO OMITTED]

                               SPECIALTY PRODUCTS
            Consumers in New Zealand and Australia are familiar with
                      Carter Holt Harvey's tissue products.

                                 [PHOTO OMITTED]

                                 FOREST PRODUCTS
            International Paper developed fast-growing SuperTree pine
               seedlings to renew harvested tracts of forestland.

                                 [PHOTO OMITTED]

                                 FOREST PRODUCTS
                  International Paper is a leading producer of
                          southern yellow pine lumber.

                                 [PHOTO OMITTED]

                                 FOREST PRODUCTS
              Our oriented strand board and veneer are used to make
                      I-joists, an engineered wood product.

cies based on incorporation of best practices across all facilities.

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

o Raising the productivity of our facilities. For example, in 1997, system-wide productivity improve- ments produced incremental lumber equivalent to the output of a new large-sized lumber mill; and

o Continuously reducing manufacturing costs system-wide.


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

                                [GRAPHIC OMITTED]


[10]

OUR TRANSFORMATION

MAKING CHANGES. EMPOWERING OUR

EMPLOYEES. IMPROVING

PRODUCTIVITY.

SHARING BEST

PRACTICES. IT WILL

KEEP US A LEADER

IN OUR INDUSTRY.


                                                                            [11]

                                [GRAPHIC OMITTED]

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

                                [GRAPHIC OMITTED]

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

                                [GRAPHIC OMITTED]

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

Shown are two IP account executives, Mark Armato of Hammermill and Erin Hally of the bleached board division. >

CUSTOMER FOCUS

ASKING QUESTIONS.

LISTENING.

PROVIDING SOLUTIONS.

IT'S HOW WE SET

OURSELVES APART.


[12]

                                 [PHOTO OMITTED]


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

                                [GRAPHIC OMITTED]

A BETTER WAY TO MEASURE SUCCESS

      Thanks to the new Customer Satisfaction Index (CSI), employees at Arizona Chemical have a better understanding of how well they're serving their customers. The new measurement relies on empirical data, such as on-time delivery, to measure satisfaction monthly. o "With our commitment to be the best supplier, it was time for us to take responsibility and measure our own performance," explained Medardo Monzon, global manager, sales/marketing, for Arizona Chemical. Employees are now able to identify specific ways they can enhance quality and reliability. Improvements made so far range from manufacturing adjustments for product improvement to clearer labeling when shipping. o How successful is CSI with our customerso Sanford A. Siegel of East China Clay International said, "We're impressed with the pride your employees take in their products at Arizona Chemical and we're about ready to adopt your Customer Satisfaction Index for our own folks!" o Shown are Arizona Chemical employees at the Panama City, Fla., plant. >

                                [GRAPHIC OMITTED]

TEAMING UP FOR SUCCESS

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

                                [GRAPHIC OMITTED]

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

                                   ----------

< Shown are Jimmy Pierce, David Stephens and Pearl Jones, "Carolina King" pulp dryer team members at our Riegelwood, N.C., mill.

                                [GRAPHIC OMITTED]


                                                                            [15]

                                [GRAPHIC OMITTED]

EMPOWERING EMPLOYEES THROUGH EDUCATION

      How can employees at every level contribute to improving profitability and meeting the Company's return on investment goalso The first step is education. As Pete Carr, work systems facilitator in Masonite's Ukiah, Calif., plant explained, "If you expect employees to help you achieve business goals, they need to know the score of the game as it's being played." o Ensuring that every member of the team knows the score is what Masonite Ukiah's business literacy program is all about. "We teach employees that we have to meet goals to earn reinvestment," said mill manager Carolyn Stein. "We emphasize that there are many things we can each do to make a difference." These things include using materials wisely, reducing unscheduled downtime and reducing inventories. o Employee response has been enthusiastic. As boiler operator Ed Evans summarized, "Employees want to help. The more we know about what's important, the more we can do something about it." o Shown are Masonite employees standing in a wood chip pile at the Ukiah plant. >

                                [GRAPHIC OMITTED]

PUTTING A NEW FACE ON RETURNS

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

                                [GRAPHIC OMITTED]

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

                                [GRAPHIC OMITTED]

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

                                [GRAPHIC OMITTED]

ACCOLADES FOR TEAMWORK

      By almost any measure, the introduction of Accolade lightweight coated freesheet papers in 1997 was a success. Upscale catalog retailers such as FAO Schwartz, Lands' End and the Pleasant Company have lauded Accolade for its excellent performance characteristics. But success was no accident. It was the result of several years of research and development and, most of all, teamwork.
o International Paper customers worked closely with our corporate technology group and the Androscoggin mill to develop Accolade. Customers were involved from the start, helping to pinpoint and evaluate the characteristics they need for catalogs, brochures and magazines. Our scientists and engineers created ways to balance brightness, shade and opacity with print cleanliness and smoothness for superior image fidelity. And mill operators ensured that the product quality consistently meets our customers' specifications. o The result of the team approach: a successful product that continues to receive accolades from our many coated freesheet papers customers. o Shown is an FAO Schwartz catalog printed on Accolade lightweight coated freesheet paper.

                                [GRAPHIC OMITTED]

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

                                 [PHOTO OMITTED]


[18]

TOOLS OF THE TRADE

FINDING A BETTER WAY.

THEN IMPROVING IT

FURTHER. SUPERIOR

TECHNOLOGY GIVES US

A COMPETITIVE EDGE.

                                 [PHOTO OMITTED]


                                                                            [19]

                                 [PHOTO OMITTED]

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

                                 [PHOTO OMITTED]

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


      First-quarter 1996 results reflected a gain of $592 million on the sale of a 98% interest in a partnership that owns 300,000 acres of these same West Coast forestlands. 1996 results also included a first-quarter charge of $515 million to cover the costs of management actions to restructure and strengthen certain businesses, and a fourth-quarter charge of $155 million to write down the Company's investment in Scitex; these totaled $670 million. Also a $10 million pre-tax charge was recorded for our share of a restructuring charge announcec by Scitex in November 1996.


      A table showing the impact of special items on each of the business segments in 1997 and 1996 appears on page 32.

Restructuring and Business Improvement Actions

In June 1997, a $535 million business improvement charge ($385 million after taxes or $1.28 per share) was recorded under a plan to improve the Company's financial performance by closing or divesting of operations that no longer meet financial or strategic objectives. The charge included approximately $230 million for asset writedowns, $210 million for estimated losses on sales of businesses, and $95 million for severance and other expenses. The majority of the charge relates to the restructuring of the


 Impact of Special Items (in millions)




                                                    1997
                                      --------------------------------
                                      Earnings (Loss)  Earnings (Loss)
                                         Before Taxes     After Taxes
                                                  and             and
                                             Minority        Minority
                                             Interest        Interest
----------------------------------------------------------------------
Before special items                            $ 656           $ 310
Business improvement charge                      (535)           (385)
Provision for legal reserve                      (150)            (93)
Restructuring and asset impairment charges       (125)            (80)
Gains on sales of partnership interests           170              97
                                                -----           -----
After special items                             $  16           $(151)
                                                =====           =====

                                                           1996
                                             ---------------------------------
                                             Earnings (Loss) Earnings (Loss)
                                               Before Taxes     After Taxes
                                                        and             and
                                                   Minority        Minority
                                                   Interest        Interest
------------------------------------------------------------------------------
Before special items                                  $ 890           $ 434
Business improvement charge
Provision for legal reserve
Restructuring and asset impairment charges             (670)           (461)
Scitex restructuring charge                             (10)             (6)
Gains on sales of partnership interests                 592             336
                                                      -----           -----
After special items                                   $ 802           $ 303
                                                      =====           =====



                                        Management's Discussion and Analysis  23


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

      In 1998, we expect the effective tax rate on operating earnings to be about 34%.

Effective Tax Rate (dollars in millions)



                                                                     1997                                      1996
                                             ------------------------------------------  -------------------------------------------
                                             Earnings (Loss)                             Earnings (Loss)
                                               Before Taxes           Tax     Effective    Before Taxes           Tax     Effective
                                               and Minority       Expense           Tax    and Minority       Expense           Tax
                                                   Interest      (Benefit)         Rate        Interest      (Benefit)         Rate
------------------------------------------------------------------------------------------------------------------------------------
Before special items                                  $ 656         $ 223            34%          $ 890         $ 319            36%
Business improvement charge                            (535)         (150)           28%
Provision for legal reserve                            (150)          (57)           38%
Restructuring and asset impairment charges             (125)          (45)           36%           (670)         (209)           31%
Scitex restructuring charge                                                                         (10)           (4)           36%
Gains on sales of partnership interests                 170            67            39%            592           224            38%
                                                      -----         -----                         -----         -----
After special items                                   $  16         $  38           238%          $ 802         $ 330            41%
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

      In early 1998, the EPA will issue final regulations on the "Cluster Rule" establishing new requirements regarding air emissions and wastewater discharges from pulp and paper mills. Implementation will be required over the next three to eight years. One of the main requirements of the Cluster Rule will be that pulp and paper mills use only elemental chlorine-free technology (ECF) in the pulp bleaching process. In 1996, International Paper completed the conversion of 13 of its U.S and European bleached mills to this technology. The cost of conversion as well as other related projects completed through 1997 was $145 million. Two former Federal Paper Board mills, Augusta and Riegelwood, will be converted to ECF in 1998. The Company estimates that additional capital expenditures of approximately $230 million will be made over the next three years in order to comply with the Cluster Rule's initial provisions. Projected costs during the years 2001 through 2006 total $180 million. The final cost will depend on the outcome of regulations for pulp and paper grades other than bleached kraft. Regulations for these categories are not likely to become final until late 1999 or 2000. The Company now estimates that annual pre-tax operating costs, excluding depreciation, will increase approximately $20 million annually when the regulations are fully implemented.

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


(4) Includes the write-down of the Scitex investment and our share of the restructuring charge announced by Scitex.


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

/s/ Arthur Andersen LLP

New York, N.Y.
February 6, 1998

34  Consolidated Statement of Earnings



IN MILLIONS, EXCEPT PER SHARE AMOUNTS, FOR THE YEARS ENDED DECEMBER 31                   1997                1996               1995
------------------------------------------------------------------------------------------------------------------------------------
NET SALES                                                                            $ 20,096            $ 20,143           $ 19,797
                                                                                     --------            --------           --------
COSTS AND EXPENSES
Cost of products sold                                                                  14,974              14,883             13,886
Selling and administrative expenses                                                     1,581               1,509              1,381
Depreciation and amortization                                                           1,258               1,194              1,031
Distribution expenses                                                                     933                 925                794
Taxes other than payroll and income taxes                                                 205                 194                174
Equity (earnings) losses from investment in Scitex                                         (1)                 28                 10
Business improvement charge                                                               535
Provision for legal reserve                                                               150
Restructuring and asset impairment charges                                                125                 670
                                                                                     --------            --------           --------
TOTAL COSTS AND EXPENSES                                                               19,760              19,403             17,276
Gains on sales of west coast partnership interests                                        170                 592
                                                                                     --------            --------           --------
EARNINGS BEFORE INTEREST, INCOME TAXES
AND MINORITY INTEREST                                                                     506               1,332              2,521
Interest expense, net                                                                     490                 530                493
                                                                                     --------            --------           --------
EARNINGS BEFORE INCOME TAXES AND
MINORITY INTEREST                                                                          16                 802              2,028
Income tax provision                                                                       38                 330                719
Minority interest expense, net of taxes                                                   129                 169                156
                                                                                     --------            --------           --------
NET EARNINGS (LOSS)                                                                  $   (151)           $    303           $  1,153
                                                                                     ========            ========           ========
EARNINGS (LOSS) PER COMMON SHARE                                                     $   (.50)           $   1.04           $   4.50
                                                                                     ========            ========           ========
EARNINGS (LOSS) PER COMMON SHARE - ASSUMING DILUTION                                 $   (.50)           $   1.04           $   4.41
                                                                                     ========            ========           ========



The accompanying notes are an integral part of these financial statements.

                                                  Consolidated Balance Sheet  35


IN MILLIONS AT DECEMBER 31                                                                                      1997            1996
------------------------------------------------------------------------------------------------------------------------------------
ASSETS

Current Assets
  Cash and temporary investments                                                                             $   398         $   352
  Accounts and notes receivable, less allowances of $93 in 1997 and $101 in 1996                               2,404           2,553
  Inventories                                                                                                  2,760           2,840
  Other current assets                                                                                           383             253
                                                                                                             -------         -------
Total Current Assets                                                                                           5,945           5,998

Plants, Properties and Equipment, Net                                                                         12,369          13,217
Forestlands                                                                                                    2,969           3,342
Investments                                                                                                    1,166           1,178
Goodwill                                                                                                       2,557           2,748
Deferred Charges and Other Assets                                                                              1,748           1,769
                                                                                                             -------         -------
TOTAL ASSETS                                                                                                 $26,754         $28,252
                                                                                                             =======         =======
LIABILITIES AND COMMON SHAREHOLDERS' EQUITY
Current Liabilities
  Notes payable and current maturities of long-term debt                                                     $ 2,212         $ 3,296
  Accounts payable                                                                                             1,338           1,426
  Accrued liabilities                                                                                          1,330           1,172
                                                                                                             -------         -------
Total Current Liabilities                                                                                      4,880           5,894
                                                                                                             -------         -------
Long-Term Debt                                                                                                 7,154           6,691
Deferred Income Taxes                                                                                          2,681           2,768
Other Liabilities                                                                                              1,236           1,240
Minority Interest                                                                                              1,643           1,865
International Paper-Obligated Mandatorily Redeemable Preferred Securities
  of Subsidiary Trust Holding Solely International Paper Subordinated
  Debentures-Note 8                                                                                              450             450
Commitments and Contingent Liabilities-Note 11
Common Shareholders' Equity
  Common stock, $1 par value, issued at December 31, 1997-302.9 shares,
    1996-300.8 shares                                                                                            303             301
  Paid-in capital                                                                                              3,258           3,426
  Retained earnings                                                                                            5,186           5,639
                                                                                                             -------         -------
                                                                                                               8,747           9,366
  Less: Common stock held in treasury, at cost, 1997-0.7 shares,
    1996-0.6 shares                                                                                               37              22
                                                                                                             -------         -------
Total Common Shareholders' Equity                                                                              8,710           9,344
                                                                                                             -------         -------
TOTAL LIABILITIES AND COMMON SHAREHOLDERS' EQUITY                                                            $26,754         $28,252
                                                                                                             =======         =======

The accompanying notes are an integral part of these financial statements.

36  Consolidated Statement of Cash Flows




IN MILLIONS FOR THE YEARS ENDED DECEMBER 31                                              1997               1996               1995
------------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net earnings (loss)                                                                   $  (151)           $   303            $ 1,153
Depreciation and amortization                                                           1,258              1,194              1,031
Deferred income tax provision (benefit)                                                   (90)               107                146
Business improvement charge                                                               535
Provision for legal reserve                                                               150
Restructuring and asset impairment charges                                                125                670
Scitex restructuring charge                                                                                   10
Payments related to restructuring and legal charges                                      (116)               (34)
Gains on sales of west coast partnership interests                                       (170)              (592)
Other, net                                                                                 92                133                (92)
Changes in current assets and liabilities
 Accounts and notes receivable                                                            (53)               192                 45
 Inventories                                                                             (150)               174               (320)
 Accounts payable and accrued liabilities                                                (188)              (399)               289
 Other                                                                                                       (19)                (4)
                                                                                      -------            -------            -------
CASH PROVIDED BY OPERATIONS                                                             1,242              1,739              2,248
                                                                                      -------            -------            -------
INVESTMENT ACTIVITIES
Invested in capital projects                                                           (1,111)            (1,394)            (1,518)
Mergers and acquisitions, net of cash acquired                                            (80)            (1,527)            (1,168)
Consolidation of equity investment                                                                                              241
Proceeds from divestitures                                                                322
Other                                                                                      16                (59)              (111)
                                                                                      -------            -------            -------
CASH USED FOR INVESTMENT ACTIVITIES                                                      (853)            (2,980)            (2,556)
                                                                                      -------            -------            -------
FINANCING ACTIVITIES
Issuance of common stock                                                                  142                100                 66
Issuance of preferred securities by subsidiary trust                                                                            450
Issuance of debt                                                                          531              1,909              1,055
Reduction of debt                                                                        (752)              (375)              (950)
Change in bank overdrafts                                                                  29                (23)                57
Dividends paid                                                                           (302)              (291)              (237)
Other                                                                                       6                (40)              (100)
                                                                                      -------            -------            -------
CASH (USED FOR) PROVIDED BY FINANCING ACTIVITIES                                         (346)             1,280                341
                                                                                      -------            -------            -------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                                     3                  1                  9
                                                                                      -------            -------            -------
CHANGE IN CASH AND TEMPORARY INVESTMENTS                                                   46                 40                 42

CASH AND TEMPORARY INVESTMENTS
Beginning of the year                                                                     352                312                270
                                                                                      -------            -------            -------
End of the year                                                                       $   398            $   352            $   312
                                                                                      =======            =======            =======



The accompanying notes are an integral part of these financial statements.

                       Consolidated Statement of Common Shareholders' Equity  37

IN MILLIONS,
EXCEPT SHARE AMOUNTS IN THOUSANDS         Common Stock Issued                                      Treasury Stock
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                     Total Common
                                                                    Paid-In      Retained                            Shareholders'
                                          Shares       Amount       Capital(1)   Earnings        Shares        Amount      Equity
                                         -------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1995                 256,488         $256        $1,658        $4,711         4,698          $111      $6,514
Issuance of stock for acquisitions           988            1            37                                                    38
Issuance of stock for various plans                                      27                      (2,445)          (55)         82
Conversion of subordinated
  debentures                               5,785            6           199                                                   205
Cash dividends-Common stock
  ($.92 per share)                                                                   (237)                                   (237)
Foreign currency translation
  (less tax benefit of $66)                                              42                                                    42
Net earnings                                                                        1,153                                   1,153
                                         -------         ----        ------        ------        ------          ----      ------
BALANCE, DECEMBER 31, 1995               263,261          263         1,963         5,627         2,253            56       7,797
Issuance of stock for merger              35,348           35         1,368                                                 1,403
Issuance of stock for various plans        2,215            3            67                      (2,567)          (70)        140
Repurchase of stock                                                                                 868            36         (36)
Cash dividends-Common stock
  ($1.00 per share)                                                                  (291)                                   (291)
Foreign currency translation
  (less tax expense of $36)                                              28                                                    28
Net earnings                                                                          303                                     303
                                         -------         ----        ------        ------        ------          ----      ------
BALANCE, DECEMBER 31, 1996               300,824          301         3,426         5,639           554            22       9,344
Issuance of stock for various plans        2,086            2            55                      (2,345)         (106)        163
Repurchase of stock                                                                               2,517           121        (121)
Cash dividends-Common stock
  ($1.00 per share)                                                                  (302)                                   (302)
Realized foreign currency translation
  adjustment related to divestitures
  (less tax benefit of $6)                                               23                                                    23
Foreign currency translation
  (less tax expense of $200)                                           (246)                                                 (246)
Net loss                                                                             (151)                                   (151)
                                         -------         ----        ------        ------        ------          ----      ------
BALANCE, DECEMBER 31, 1997               302,910         $303        $3,258        $5,186           726          $ 37      $8,710
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

40  Notes continued

--------------------------------------
Note 6 Restructuring and Other Charges
--------------------------------------

In June 1997, a $535 million pre-tax business improvement charge ($385 million after taxes) was recorded under a plan to improve the Company's financial performance through closing or divesting of operations that no longer meet financial or strategic objectives. It included approximately $230 million for asset write-downs, $210 million for the estimated losses on sales of businesses and $95 million for severance and other expenses. Annual improvement in pre-tax earnings of approximately $100 million is expected by the end of 1998.


The $230 million write-down of assets that International Paper recorded in the second quarter of 1997 consisted primarily of write-downs associated with assets to be sold or shut down as follows (in millions):



Shutdown of European Papers facilities              (a)    $105
Shutdown of U.S. Papers and Fine Papers facilities  (b)     101
Write-off of Haig Point real estate development     (c)      13
Other shutdowns                                              11
                                                       --------
                                                           $230
                                                       --------
                                                       --------



(a) In the second quarter of 1997, management committed to sell the Lancey, France, mill to an employee group. The Company wrote down the net carrying amount of the mill at June 30, 1997 by $65 million and recorded a liability of $30 million. The sale closed in October 1997. Lancey had 1997 operating losses of $7 million through the sale date. The Corimex, France, mill produces coated thermal fax paper, which is a market that weakened in the mid-1990's. During the second quarter of 1997, management concluded that it would continue to operate this mill but that the assets were impaired. Based on an analysis of expected future cash flows completed in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of", (SFAS No. 121), the Company reduced the carrying value of the Corimex mill from $12 million to $2 million, resulting in a $10 million charge. Corimex had operating losses of $2 million during 1997.

(b) The $101 million reserve related to the restructuring of the Fine Papers manufacturing operations in the Northeast ($51 million) and the shutdown of the deinking facility at the Lock Haven, Pa., mill ($50 million). The restructuring of the Fine Papers operations included the shutdown of the Woronoco, Ma., paper mill and three small paper machines at the Erie, Pa., mill. In the 1997 second quarter, we decided to close the deinking facility. Given that each of these actions represented the permanent shutdown of equipment or facilities, International Paper wrote-down the net carrying amount of the assets to zero.

(c) The Company is the developer of a residential golf community named Haig Point at Daufuskie Island, S.C. As the developer, International Paper was responsible for operating this community until a specified number of lots were sold, at which time it would turn the community over to the homeowners. The net book value of our investment in Haig Point was $13 million at June 30, 1997. Given the continuing operating losses, $5 million in 1997, an updated marketing study, and the inability to find a buyer for this investment, we concluded that the investment was permanently impaired and wrote it down to zero.

The $210 million loss that the Company recorded in connection with sales or anticipated sales related to the following businesses (in millions):


Imaging                            (a)    $150
Veratec                            (b)      25
Decorative Products                (c)      20
Label                              (d)      15
                                      --------
                                          $210
                                      --------
                                      --------


(a) The Company decided to sell its Imaging businesses in the second quarter of 1997. Based on discussions with its investment banker and meetings with potential buyers, the Company believed that the most likely outcome was to realize approximately $325 million. The Company established a reserve of $150 million which represented the estimated loss on the sale of the Imaging businesses. The Company expected to complete the sale of the Imaging businesses within one year. The Imaging businesses had operating earnings of $9 million during 1997.

(b) The Veratec division had developed a business that was based on an interspun technology for treating fabrics. The net carrying value of this business was $25 million at June 30, 1997. In June 1997, the Company decided to shut down this business and recorded a reserve of $25 million. Prior to the shutdown, this business had an operating loss of $7 million in 1997.

(c) In the second quarter of 1997, management decided to sell the medium-density fiberboard, low-pressure laminates and particleboard businesses. The Company estimated the expected sales prices for each of these businesses and recorded a reserve of $20 million to reduce the net carrying amounts to these levels. The Company expected to complete the sales of these businesses within one year. These businesses had operating losses of $1 million during 1997.

(d) In the second quarter of 1997, management committed to a plan to sell the label business. The estimated loss on the label business sale included in the second-quarter 1997 restructuring charge was $15 million. The Company expected to complete the sale of the label business within one year. The label business had an operating loss of $2 million during 1997.

The $95 million of severance and other expenses consists of the following (in millions):


Severance                                      (a)        $42
Write-off of deferred software costs           (b)         18
Lease buyouts at warehouses                    (c)          9
Write-off of deinking process license          (d)          4
Other exit costs                               (e)         22
                                                   -----------
                                                          $95
                                                   -----------
                                                   -----------


(a) The $42 million severance charge relates to programs initiated and approved in the 1997 second quarter in the U.S. and European Papers, Industrial and Consumer Packaging segments and corporate staff groups to reduce headcount by 3,015 employees under the Company's existing ongoing severance plans. We recorded the charge in the second quarter as (1) management had committed to the plan of termination, (2) the benefit arrangement had been communicated to the employees, (3) the number of employees, their functions and locations had been identified, and (4) all terminations would be completed within one year. As of December 31, 1997, 1,137 employees had been terminated under these programs.

(b) The $18 million charge for the write-off of deferred software costs relates to two items as follows: (1) during the 1997 second quarter, the Company decided to abandon a human resources software project for which $11 million of deferred software costs had been recorded and (2) as a result of the decision to sell certain businesses in the second quarter of 1997, the Company decided to terminate enterprise software projects in these businesses, for which it had recorded $7 million of deferred software costs.

(c) The $9 million charge represents the cost to buy out obligations under existing warehouse leases. The Company decided to close these warehouses in the second quarter of 1997.

(d) The $4 million charge represents the write-off of the net carrying value of the deinking process license that the Company acquired from a third party. International Paper permanently shut down this operation in the 1997 second quarter. Accordingly, it wrote the license down to zero.

(e) The charge of $22 million relates to other exit costs.

In December 1997, an additional pre-tax charge of $125 million ($80 million after taxes) was recorded for anticipated losses associated with the sale of the remaining Imaging businesses. Such amount was determined after consideration of the sales of certain of the Imaging businesses that had been completed and the estimated proceeds from the businesses remaining to be sold.

The following table is a roll forward of the 1997 restructuring plan (in millions):




                                        Severance
                                        And Other
                                        ---------

Opening Balance
     (second quarter 1997)               $  95
1997 Activity
     Writedown assets                      (18)
     Cash charges                          (15)
                                         -----

Balance, December 31, 1997               $  62
                                         -----
                                         -----




       The $62 million balance represents remaining reserves to complete the 1997 restructuring plan including severance, lease payments and other exit costs.


       Also in June 1997, we recorded a $150 million pre-tax charge ($93 million after taxes) to add to our legal reserves. On July 14, 1997, Masonite Corporation, a wholly owned subsidiary, announced that it had reached a proposed settlement in a class action pending in Mobile County, Alabama. The Company believes its legal reserves are adequate to cover any amounts to be paid pursuant to the proposed settlement, which is now final. See Note 11 for a further discussion of this legal settlement.


In the first quarter of 1996, management initiated several actions to restructure and strengthen existing businesses that resulted in a pre-tax charge to earnings of $515 million ($362 million after taxes). The charge included $305 million for the write-down of certain assets, $100 million for asset impairments (related to the adoption of the provisions of SFAS No. 121), $80 million in associated severance costs and $30 million of other expenses, including the cancellation of leases.

The major components of the $305 million asset write-down were as follows (in millions):



Consolidation and shutdown of Imaging facilities         (a)     $192
Shutdown of Cordele OSB composite siding business        (b)       43
Write-off of Georgetown recovery unit                    (c)       25
Shutdown of Veratec facilities                           (d)       19
Impairment of INTAMASA business                          (e)       15
Other shutdowns                                                    11
                                                             --------
                                                                 $305
                                                             --------
                                                             --------



(a) In the first quarter of 1996, management decided to consolidate the Imaging division's manufacturing and sales operations, which resulted in a write-down of the assets associated with these facilities. The planned facility shutdowns included the Swiss manufacturing plants, the Lyon, France, facility and several European sales companies. As the Company was planning to close these facilities, it determined the fair value to be zero. In addition, the Company determined that the long-lived assets associated with its Binghamton, N.Y., Holyoke, Ma., and several U.K. facilities were impaired based on an analysis of future cash flows from these businesses. The cash flow analysis, which was completed in accordance with SFAS No. 121, indicated that future cash flows from these operations would be break-even and, accordingly, the Company wrote down the long-lived assets to their estimated fair value of zero. The Imaging division had operating earnings of $1 million during 1996.

(b) International Paper's Cordele, Ga., facility produced both oriented strand board substrate and composite wood siding. The carrying amount of the equipment related solely to the manufacture of composite wood siding was $43 million. The Company decided to stop manufacturing composite wood siding and to exit this business. As we shut down the equipment, the assets' fair values were determined to be zero.

(c) In the first quarter of 1996, the Company permanently closed an enhanced kraft recovery unit in its Georgetown, S.C., facility because of its failure to operate effectively. The carrying amount of this asset was $25 million. As the equipment was shut down, the Company determined its fair value to be zero.

(d) The Company permanently closed its Veratec Belgium facility and 5 thermal bond machines in its Lewisburg, Ky., facility during the first quarter of 1996. The carrying amounts of these assets were $12 million and $7 million, respectively. As these facilities and machines were being closed, the Company determined their fair value to be zero.

(e) In the first quarter of 1996, the Company committed to sell the Masonite INTAMASA business located in Cella, Spain. The Company wrote down its carrying amount of $41 million to $26 million, which represented the estimated selling price of this business. This business had operating earnings of $3 million during 1996.

In the first quarter of 1996, International Paper recorded an impairment charge of $100 million consisting of the following (in millions):




Gardiner mill                                                 (a)       $42
Hardboard siding facilities                                   (b)        26
Mineral deposits                                              (c)        14
Haig Point real estate development                            (d)         8
Other                                                                    10
                                                                -----------
                                                                       $100
                                                                -----------
                                                                -----------



(a) The Gardiner, Ore., mill produces containerboard and is the Company's only West Coast mill. In early 1996, management announced an extended shutdown of the mill. As a result of the shutdown, International Paper determined that a triggering event had occurred, and wrote down the mill's assets to the estimated fair value.



(b) The Masonite division had hardboard siding operations at its Laurel, Miss., Towanda, Pa., and Ukiah, Calif., plants. Based on expected declines in demand, management believed that a triggering event under SFAS No. 121 had occurred in the first quarter of 1996. The Company would continue to hold and use these assets, but it projected that the future cash flows of this business would be negative. Accordingly, it wrote down the $26 million carrying amount of these assets to zero.



(c) The Petroleum and Minerals division had two mineral investments that it determined to be impaired in the first quarter of 1996. First, based on a consultant's analysis, the Company estimated the value of its lignite reserves to be $3 million, thereby requiring a write-down of $11 million. Second, an analysis of its zinc reserves indicated a fair value of $500,000, requiring a write-down of $3 million. The triggering event for these write-downs was the analysis of these reserves on a stand-alone basis.



(d) International Paper holds an investment in a residential golf community named Haig Point at Daufuskie Island, S.C. As the developer, the Company is responsible for operating this community until a specified number of lots have been sold, at which time it would turn the community over to the homeowners. The net book value of the Company's investment in Haig Point was $21 million at December 31, 1995. The Company concluded in the first quarter of 1996 that its investment was impaired. The triggering event was the analysis of the 1995 results and the 1996 forecast combined with the decision to sell this business. Haig Point's estimated fair value was $13 million, resulting in an $8 million charge.

The Company's 1996 charge included $80 million of severance costs. The charge relates to programs initiated and approved in the first quarter of 1996 to reduce headcount by 1,955 employees under our existing ongoing severance plan. The businesses impacted by this charge include Imaging ($45 million), Veratec ($12 million), Zanders ($10 million), and corporate staff groups and other businesses ($13 million). Under this plan, there have been headcount reductions of 1,595 employees through December 31, 1997.



The Company's 1996 charge also included $30 million of other expenses. The major components of this charge were the lease termination costs incurred by the Imaging businesses as a result of the decision to close several European locations. The lease termination costs resulted from the termination of leases in London, the U.K. depot facilities, and the Benelux and Germany sales offices.



The following is a roll forward of the 1996 restructuring and impairment program (in millions):




                                        Severance
                                        And Other
                                        ---------

Opening Balance
     (first quarter 1996)                $ 110
1996 and 1997 Activity
     Cash charges                          (78)
                                         -----

Balance, December 31, 1997               $  32
                                         -----
                                         -----




The $32 million balance represents remaining reserves to complete the 1996 restructuring plan including primarily severance and lease buyout reserves.



In the fourth quarter of 1996, a $155 million pre-tax charge ($99 million after taxes) was recorded for the write-down of the investment in Scitex to current market value, and a $10 million pre-tax charge ($6 million after taxes) was recorded for the Company's share of a restructuring charge announced by Scitex in November 1996. At such time, the Company determined that its investment in Scitex of 5.7 million shares was permanently impaired and began efforts to dispose of its investment.



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

      The components of earnings before income taxes and minority interest, and the provision for income taxes by taxing jurisdiction were:


In millions                                      1997         1996         1995
--------------------------------------------------------------------------------
Earnings (loss)
  U.S                                         $   (40)     $   815      $ 1,565
  Non-U.S                                          56          (13)         463
                                              =======      =======      =======

Earnings before income
  taxes and minority interest                 $    16      $   802      $ 2,028
                                              =======      =======      =======


In millions                                      1997         1996         1995
--------------------------------------------------------------------------------
Current tax provision
  U.S. federal                                $    84      $   158      $   380
  U.S. state and local                              8            1           88
  Non-U.S                                          36           64          105
                                              -------      -------      -------


                                                  128          223          573
                                              =======      =======      =======

Deferred tax provision (benefit)
  U.S. federal                                    (49)         146          141
  U.S. state and local                            (42)          (3)          (6)
  Non-U.S                                           1          (36)          11
                                              -------      -------      -------
                                                  (90)         107          146
                                              -------      -------      -------
Income tax provision                          $    38      $   330      $   719
                                              =======      =======      =======


The Company made income tax payments of $179 million, $286 million and $413 million in 1997, 1996 and 1995, respectively.

       A reconciliation of income tax expense using the statutory U.S. income tax rate compared with the Company's actual income tax expense follows:


In millions                                     1997         1996         1995
--------------------------------------------------------------------------------
Earnings before income taxes
  and minority interest                      $    16      $   802      $ 2,028
Statutory U.S. income tax rate                    35%          35%          35%
                                             -------      -------      -------
Tax expense using
  statutory U.S. income tax rate                   6          281          710
State and local income taxes                     (22)          (1)          53
Non-U.S. tax rate differences                     34           37          (45)
Nondeductible business expenses                   52            7           20
Foreign sales corporation benefit                (21)          (6)         (19)
Minority interest                                (23)         (37)         (32)
Goodwill                                          19           21            8
Net U.S. tax on non-U.S. dividends                11           54            3
Tax credits                                       (7)         (23)          (5)
Other, net                                       (11)          (3)          26
                                             -------      -------      -------
Income tax provision                         $    38      $   330      $   719
                                             -------      -------      -------
Effective income tax rate                        238%          41%        35.5%
                                             =======      =======      =======


The net deferred income tax liability as of December 31, 1997 and 1996 includes the following components:


In millions                                                1997            1996
--------------------------------------------------------------------------------
Current deferred tax asset                              $   238         $   107
Noncurrent deferred tax liability(1)                     (2,522)         (2,576)
                                                        -------         -------
Total                                                   $(2,284)        $(2,469)
                                                        =======         =======


(1) Net of $159 million and $192 million at December 31, 1997 and 1996, respectively, of noncur rent deferred tax assets.

      The tax effects of significant temporary differences representing deferred tax assets and liabilities at December 31, 1997 and 1996 were as follows:


In millions                                                  1997          1996
--------------------------------------------------------------------------------
Plants, properties and equipment                          $(2,325)      $(2,332)
Prepaid pension costs                                        (326)         (299)
Forestlands                                                  (650)         (622)
Postretirement benefit accruals                               169           174
Alternative minimum and other tax credits                     217           173
Non-U.S. net operating losses                                 132           148
Other                                                         499           289
                                                          -------       -------
Total                                                     $(2,284)      $(2,469)
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


The discount rates and the rates of increase in future compen sation levels used to determine the projected benefit obligations at December 31, 1997 were 7.25% and 4.5%, respectively, and at December 31, 1996 were 7.5% and 4.5%, respectively.

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



In millions, except per share amounts,                              (Unaudited)
  for the years ended December 31                       1997              1996
--------------------------------------------------------------------------------
Net Sales                                           $ 20,096        $   20,500
Net Earnings (Loss)                                     (151)              289
Earnings (Loss) Per Common Share                    $   (.50)    $         .96
Earnings (Loss) Per Common Share-
  Assuming Dilution                                 $   (.50)    $         .96


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

48  Eleven-Year Financial Summary               Eleven-Year Financial Summary 49

DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS AND STOCK PRICE     1997             1996             1995          1994
---------------------------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS

Net sales                                                            $ 20,096         $ 20,143         $ 19,797      $ 14,966
Costs and expenses, excluding interest                                 19,760           19,403           17,276        13,902
Earnings before income taxes, minority interest,
  extraordinary item and cumulative effect of
  accounting changes                                                       16(1)           802(2)         2,028          7153
Minority interest expense, net of taxes                                   129(1)           169(2)           156            47
Extraordinary item                                                         (6)
Cumulative effect of accounting changes                                   (75)             (50)            (215)
Net earnings (loss)                                                      (151)(1)          303(2)         1,153           357(3)
Earnings (loss) applicable to common shares                              (151)(1)          303(2)         1,153           357(3)
                                                                     --------         --------         --------      --------
FINANCIAL POSITION
Working capital                                                      $  1,065         $    104         $  1,010      $    796
Plants, properties and equipment, net                                  12,369           13,217           10,997         9,139
Forestlands                                                             2,969            3,342            2,803           802
Total assets                                                           26,754           28,252           23,977        17,836
Long-term debt                                                          7,154            6,691            5,946         4,464
Common shareholders' equity                                             8,710            9,344            7,797         6,514
                                                                     --------         --------         --------      --------

PER SHARE OF COMMON STOCK - ASSUMING NO DILUTION(8)
Earnings (loss) before extraordinary item and
  cumulative effect of accounting changes                            $   (.50)(1)     $   1.04(2)      $   4.50      $   1.73(3)
Extraordinary item
Cumulative effect of accounting changes
Earnings (loss)                                                          (.50)(1)         1.04(2)          4.50          1.43(3)
Cash dividends                                                           1.00             1.00              .92           .84
Common shareholders' equity                                             28.82            31.13            29.87         25.87
                                                                     --------         --------         --------      --------

COMMON STOCK PRICES(8)
High                                                                       61           44 5/8           45 3/4        40 1/4
Low                                                                    38 5/8           35 5/8           34 1/8        30 3/8
Year-end                                                               43 1/8           40 1/2           37 7/8        37 3/4
                                                                     --------         --------         --------      --------

FINANCIAL RATIOS
Current ratio                                                             1.2              1.0              1.2           1.2
Total debt to capital ratio                                              38.9             38.9             38.5          41.2
Return on equity                                                         (1.7)(1),(9)      3.4(2),(9)      16.1           5.6(3)
Return on investment                                                      1.2(1),(9)       3.3(2),(9)       8.4           4.2(3)
                                                                     --------         --------         --------      --------

CAPITAL EXPENDITURES                                                 $  1,111         $  1,394         $  1,518      $  1,114

                                                                     --------         --------         --------      --------
NUMBER OF EMPLOYEES                                                    82,000           87,000           81,500        70,000
                                                                     ========         ========         ========      ========

DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS AND STOCK PRICES       1993            1992             1991            1990
------------------------------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS

Net sales                                                               $ 13,685        $ 13,598         $ 12,703        $ 12,960
Costs and expenses, excluding interest                                    12,837          13,125(5)        11,695(6)       11,695(7)
Earnings before income taxes, minority interest,
  extraordinary item and cumulative effect of
  accounting changes                                                         538             226(5)           693(6)          988(7)
Minority interest expense, net of taxes                                       36              15               42              33
Extraordinary item
Cumulative effect of accounting changes
Net earnings (loss)                                                          289(4)           86(5)           184(6)          569(7)
Earnings (loss) applicable to common shares                                  289(4)           86(5)           184(6)          569(7)
                                                                        --------        --------         --------        --------
FINANCIAL POSITION
Working capital                                                         $    472        $   (165)        $    404        $    784
Plants, properties and equipment, net                                      8,872           8,884            7,848           7,287
Forestlands                                                                  786             759              743             751
Total assets                                                              16,631          16,516           14,941          13,669
Long-term debt                                                             3,601           3,096            3,351           3,096
Common shareholders' equity                                                6,225           6,189            5,739           5,632
                                                                        --------        --------         --------        --------

PER SHARE OF COMMON STOCK - ASSUMING NO DILUTION(8)
Earnings (loss) before extraordinary item and
  cumulative effect of accounting changes                               $   1.17(4)     $    .58(5)      $   1.80(6)     $   2.61(7)
Extraordinary item
Cumulative effect of accounting changes
Earnings (loss)                                                             1.17(4)          .35(5)           .83(6)         2.61(7)
Cash dividends                                                               .84             .84              .84             .84
Common shareholders' equity                                                25.12           25.23            25.52           25.67
                                                                        --------        --------         --------        --------

COMMON STOCK PRICES(8)
High                                                                          35          39 1/4           39 1/8          29 7/8
Low                                                                       28 3/8          29 1/4           25 1/4          21 3/8
Year-end                                                                  33 7/8          33 3/8           35 3/8          26 3/4
                                                                        --------        --------         --------        --------

FINANCIAL RATIOS
Current ratio                                                                1.1             .96              1.1             1.2
Total debt to capital ratio                                                 38.5            38.0             39.1            36.1
Return on equity                                                             4.7(4)          1.4(5)           3.2(6)         10.5(7)
Return on investment                                                         3.6(4)          2.0(5)           3.5(6)          7.2(7)
                                                                        --------        --------         --------        --------

CAPITAL EXPENDITURES                                                    $    954        $  1,368         $  1,197        $  1,267

                                                                        --------        --------         --------        --------
NUMBER OF EMPLOYEES                                                       72,500          73,000           70,500          69,000
                                                                        ========        ========         ========        ========

DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS AND STOCK PRICES       1989            1988            1987
-------------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS

Net sales                                                               $ 11,378        $  9,587        $  7,800
Costs and expenses, excluding interest                                     9,739           8,199           6,930
Earnings before income taxes, minority interest,
  extraordinary item and cumulative effect of
  accounting changes                                                       1,434           1,223             703
Minority interest expense, net of taxes                                       26              22              21
Extraordinary item
Cumulative effect of accounting changes
Net earnings (loss)                                                           86(4)           75(4)           40(7)
Earnings (loss) applicable to common shares                                   84(5)           73(3)           38(7)
                                                                        --------        --------        --------
FINANCIAL POSITION
Working capital                                                         $    366        $    781        $    657
Plants, properties and equipment, net                                      6,238           5,456           5,125
Forestlands                                                                  764             772             780
Total assets                                                              11,582           9,462           8,710
Long-term debt                                                             2,324           1,853           1,937
Common shareholders' equity                                                5,147           4,557           4,052
                                                                        --------        --------        --------

PER SHARE OF COMMON STOCK - ASSUMING NO DILUTION(8)
Earnings (loss) before extraordinary item and
  cumulative effect of accounting changes                               $   3.86        $   3.28        $   1.84
Extraordinary item                                                                                          (.02)
Cumulative effect of accounting changes                                     (.30)           (.21)           (.97)
Earnings (loss)                                                             3.86            3.28            1.84
Cash dividends                                                               .77             .64             .60
Common shareholders' equity                                                23.67           20.57           18.18
                                                                        --------        --------        --------

COMMON STOCK PRICES(8)
High                                                                      29 3/8          24 3/4          28 7/8
Low                                                                       22 5/8          18 1/4          13 1/2
Year-end                                                                  28 1/4          23 1/4          21 1/8
                                                                        --------        --------        --------

FINANCIAL RATIOS
Current ratio                                                                1.1             1.5             1.4
Total debt to capital ratio                                                 33.9            25.8            31.6
Return on equity                                                            17.8            17.0            10.0
Return on investment                                                        11.3            11.0             7.2
                                                                        --------        --------        --------

CAPITAL EXPENDITURES                                                    $    887        $    645        $    603

                                                                        --------        --------        --------
NUMBER OF EMPLOYEES                                                       63,500          55,500          45,500
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

Return on investment-
net earnings plus after-tax interest expense and minority interest expense divided by an average of total assets minus accounts payable and accrued eliabilities.

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

(2) Includes a pre-tax restructuring and asset impairment charge of $515 million ($362 million after taxes or $1.35 per share), a $592 million pre-tax gain on the sale of a west coast partnership interest ($336 million after taxes and minority interest expense or $1.25 per share), a $155 million pre-tax charge ($99 million after taxes or $.33 per share) for the write-down of the investment in Scitex, and a $10 million pre-tax charge ($6 million after taxes or $.02 per share) for our share of a restructuring charge announced by Scitex in November 1996.

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

50  Interim Financial Results (unaudited)

                                                                                Quarter
                                                         --------------------------------------------------
IN MILLIONS, EXCEPT PER SHARE AMOUNTS AND STOCK PRICES    First          Second          Third       Fourth          Year
-------------------------------------------------------------------------------------------------------------------------
1997
Net Sales                                                $ 4,862        $ 5,034         $ 5,119     $ 5,081      $ 20,096
Gross Margin(1)                                            1,226          1,248           1,328       1,320         5,122
Earnings (Loss) Before Income Taxes and
  Minority Interest                                          108           (557)(2)         208         257(3)         16(2),(3)
Net Earnings (Loss)                                           34           (419)(2)         102         132(3)       (151)(2),(3)
Per Share of Common Stock
  Earnings (Loss)                                        $   .11        $ (1.39)(2)     $   .34     $   .44(3)   $   (.50)(2),(3)
  Earnings (Loss)-Assuming Dilution                          .11          (1.39)(2)         .34         .44(3)       (.50)(2),(3)
  Dividends                                                  .25            .25             .25         .25          1.00
Common Stock Prices
  High                                                    43 5/8         51 7/8              61      58 1/2            61
  Low                                                     38 3/4         38 5/8          48 1/4      39 7/8        38 5/8

1996
Net Sales                                                $ 4,798        $ 5,093         $ 5,108     $ 5,144      $ 20,143
Gross Margin(1)                                            1,244          1,323           1,353       1,340         5,260
Earnings Before Income Taxes and
  Minority Interest                                          336(4)         217             227         225           802(4),(5)
Net Earnings (Loss)                                           98(4)          99             111          (5)(5)       303(4),(5)
Per Share of Common Stock
  Earnings (Loss)                                        $   .36(4)     $   .33         $   .37     $  (.02)(5)  $   1.04(4),(5)
  Earnings (Loss)-Assuming Dilution                          .36(4)         .33             .37        (.02)(5)      1.04(4),(5)
  Dividends                                                  .25            .25             .25         .25          1.00
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


(5) Includes a $155 million pre-tax charge ($99 million after taxes or $0.33 per share) for the write-down of the investment in Scitex, and a $10 million pre-tax charge ($6 million after taxes or $.02 per share) for our share of a restructuring charge announced by Scitex in Novemeber 1996.

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

(C) 1998 International Paper Company.
All rights reserved.

                               INTERNATIONAL PAPER
                             TWO MANHATTANVILLE ROAD
                               PURCHASE, NY 10577


                                   WE ANSWER
                                  TO THE WORLD

                                                                      EXHIBIT 13


                                   APPENDIX B

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

8. page 1 (fold out) - photo of a scientist in our research lab in Mobile, Ala.

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

42. page 8 - photo of a seedling.

43. page 8 - photo of yellow pine lumber.

44. page 8 - photo of an I-joist.

45. pages 10-11(short sheet - side one) - photo of a stand of loblolly trees, looking up from the ground, with blue sky and clouds in the background.

46. page 11 (short sheet - side two) - photo of a globe in a brown corrugated box.

47. page 11 (short sheet - side two) - photo of a parked xpedx truck with Cincinnati, Ohio in the background.

48. page 11 - photo of five employees of Aussedat Rey's Saillat mill, taken in front of a local landmark, with Aussedat Rey products.

49. page 13 (short sheet - side one) - photo of half of a globe, showing the US and Europe (this photo directly faces photo 53 - profile of two employees).

50. page 13 (short sheet - side two) - a photo of an array of tobacco products.

51. page 13 - photo of four employees of Tyson Foods, and one International Paper employee, shown with corrugated boxes made by International Paper for Tyson.

52. page 13 - photo of four Arizona Chemical employees at our Panama City, Florida location.

53. page 13 - photo of the profile of two International Paper account executives (this photo directly faces photo 49 - globe).

54. page 15 (short sheet - side one, and full page 15) - photo of three employees and rows of pulp produced at our Reigelwood, N.C. mill.

55. page 15 (short sheet - side two) - photo of 5 employees on a printing press at our Richmond, Va., folding carton plant.

56. page 15 (short sheet - side two) - photo of 3 employees and rolls of bleached board inside a rail car at our Reigelwood, N.C. mill.

57. page 15 - photo of 5 employees on a chip pile outside our Masonite plant in Ukiah, Calif.

58. page 16 - page 17 (short sheet- side one) - photo of several sheets of Strathmore paper, brightly lit with yellow, green and blue lighting.

59. page 17 (short sheet - side two) - photo of page from a FAO Schwarz catalog printed on our ACCOLADE coated paper.

60. page 17 - photo of a Beckett PARADOX product brochure, and an array of the seven colors that the paper comes in.

61.page 17 - photo of an array of various milk cartons made by International Paper.

62. page 18 - photo of a research associate looking through a microscope at our Cincinnati, Ohio research center.

63. page 19 (short sheet - side two) - photo of three foresters in a stand of "field of dreams" pine trees at our Southlands Experiment Forest in Bainbridge, Ga.

64. page 19 (short sheet - side two) - photo of two students and an instructor at a management skills training class in Cincinnati, Ohio.

65. page 19 - photo of a consumer in front of our INVENT IT display.

66. page 19 - photo of 16 employees at our research center in Cincinnati, Ohio.