Form 10-K405, Exhibit 13
period 1999-12-31
INTERNATIONAL PAPER CO /NEW/
filed 2000-03-27
CIK 51434

                                                                      Exhibit 13

                                                            International Paper:
                                                      From Innovation to Results

                                                          OUR 1999 ANNUAL REPORT

                               [GRAPHIC OMITTED]

                           INTERNATIONAL [LOGO] PAPER

                              FINANCIAL HIGHLIGHTS

Dollar amounts and shares in millions, except per share amounts                1999            1998
---------------------------------------------------------------------------------------------------
FINANCIAL SUMMARY
Net Sales                                                                   $24,573         $23,979
Operating Profit                                                              1,810(1)        1,375(1)
Earnings Before Income Taxes, Minority Interest and Extraordinary Item          448(2)          429(3)
Net Earnings                                                                    183(2)          247(3)
Total Assets                                                                 30,268          31,466
Common Shareholders' Equity                                                  10,304          10,738
Return on Investment                                                            2.6%            2.5%
---------------------------------------------------------------------------------------------------

PER SHARE OF COMMON STOCK
Earnings Before Extraordinary Item                                            $0.48(2)        $0.60(3)
Earnings - Assuming Dilution                                                   0.44(2)         0.60(3)
Cash Dividends                                                                 1.01(4)         1.05(4)
Common Shareholders' Equity                                                   24.95           26.13
---------------------------------------------------------------------------------------------------

SHAREHOLDER PROFILE
Shareholders of Record at December 31                                        32,881          31,050
Shares Outstanding at December 31                                             414.6           413.2
Average Shares Outstanding                                                    413.0           411.0

(1) See the operating profit table on page 30 for details of operating profit by industry segment. Results of equity investees are not included in operating profit.

(2) Includes a $148 million pre-tax charge ($97 million after taxes) for Union Camp merger-related termination benefits, a $107 million pre-tax charge ($78 million after taxes) for one-time merger expenses, a $298 million pre-tax charge ($180 million after taxes and minority interest expense) for asset shutdowns of excess internal capacity and cost reduction actions, a $10 million pre-tax charge ($6 million after taxes) to increase existing environmental remediation reserves related to certain former Union Camp facilities, a $30 million pre-tax charge ($18 million after taxes) to increase existing legal reserves and a $36 million pre-tax credit ($27 million after taxes) for the reversal of reserves that were no longer required. Return on investment was 4.0% before these items.

(3) Includes a $20 million pre-tax gain ($12 million after taxes) on the sale of the Veratec nonwovens business, an $83 million pre-tax gain ($50 million after taxes) from the reversal of previously established reserves that are no longer required, a $111 million pre-tax charge ($68 million after taxes) for the impairment of oil and gas reserves due to low prices, a $145 million pre-tax restructuring and asset impairment charge ($82 million after taxes and minority interest expense) and $16 million of pre-tax charges ($10 million after taxes) related to our share of charges taken by Scitex, a 13% investee company, for the write-off of in-process research and development related to an acquisition and costs to exit the digital video business. Return on investment was 2.8% before these items.

(4) The International Paper dividend was $1.00 per share in 1999 and 1998. However, dividends on a per share basis have been restated to include dividends paid by Union Camp Corporation which merged with International Paper during 1999 in a transaction accounted for as a pooling-of-interests.

                               TO OUR SHAREHOLDERS

                                 [PHOTO OMITTED]

To International Paper Shareowners: Two major events stand out as milestones for International Paper during 1999: our announcement of a powerful profit improvement program that will guide our decisions and actions through 2002 and beyond; and, the completion of our merger with Union Camp Corporation, the most significant in the history of International Paper.

      We intend to improve our operating profits across our businesses by at least $1.8 billion by the end of 2002 before the benefits we get from price increases. As a result, we expect our return on investment will increase by 400 basis points.

      I am confident this program, coupled with our ongoing efforts to better involve our people, strengthened focus on our customers, and continued improvements in the way we operate our facilities will result in International Paper entering a prolonged period of greater profitability and improved performance relative to our competition.

      By all measures, the merger with Union Camp is shaping up to be a tremendous success. The complementary product lines and land holdings have allowed us to increase our focus in our key areas of paper, packaging and forest products. We generated over $130 million in annualized merger benefits in 1999 and are ahead of schedule to meet our goal of at least $425 million in annualized merger benefits by the end of 2000. A significant portion of our $1.8 billion in profit improvement by 2002 will be a direct result of the Union Camp merger.

                               TO OUR SHAREHOLDERS

1999 Financial Performance

      Earnings for 1999 before special and extraordinary items increased by 60 percent to $551 million compared with $345 million in 1998. Sales of $24.6 billion were up from $24.0 billion in 1998. Net earnings after special and extraordinary items were $183 million, or $.44 per share.

      Carter Holt Harvey, the New Zealand-based company in which International Paper owns a controlling interest, announced the sale of its interest in COPEC, a large Chilean company. The proceeds from the sale, which closed in early 2000, exceeded $1.2 billion.

Profitability Improvement

      Within International Paper, we talk a lot about "winning." Our goal, simply put, is to be the best in our industry and our actions will be focused on generating higher value for our shareholders, our customers, our employees and our communities.

      For example, the compensation of 4,000 International Paper leaders is dependent on profit improvement. Most of our incentive pay is based on how well we do improving our return on investment in both an absolute sense and against competition.

      Traditionally, we favored capital projects that would yield increased production capacity. No more. Today, we are investing discretionary capital in ways to meet market needs.

      And, we are pursuing all of the benefits e-commerce can bring to International Paper. Whether to generate more revenue or to reduce costs, we are determined to rapidly integrate electronic commerce into our future strategy.

      International Paper is a dynamic organization, and so we are constantly looking to ensure that our businesses are the correct fit for us. We will divest those businesses that do not add value to the company and acquire others that do.

      That is the primary reason for the acquisitions and divestitures we have made during the last few years. The Union Camp merger, the acquisition of Zellerbach,

                               TO OUR SHAREHOLDERS

Weston Paper and others have added significant value to the company's bottom line as part of our effort to build stronger businesses. At the same time, we have sold $2.5 billion of assets since 1997.

      In late 1998, we acquired Svetogorsk AO in Russia, where we immediately introduced the unique advantages found in International Paper's people, processes and technology. The results: rapidly improved financial performance and a product line that has captured a 40 percent share of the reprographic market in Russia. Similarly, our Kwidzyn mill in Poland, acquired in 1992, is one of the most profitable mills in the International Paper system with an increasing share of the growing eastern European market.

      There is tremendous value in our being a global company. We have manufacturing facilities around the world to serve customers who are part of the emerging, global marketplace. As more of our customers grow from their home markets to compete on a worldwide scale, International Paper will be ready to support them, too.

Looking Ahead

      Market fundamentals are extremely promising. Demand for our products is strong, the supply is well-balanced with demand within our industry, and importantly, very little new production capacity is expected within the next few years. The U.S. economy remains healthy, Asia continues to recover and Europe is rebounding strongly. That's important to International Paper because the ability to meet customer needs around the world is a key part of our value strategy.

      We have aggressive profit improvement goals in each of our businesses to ensure we reach our company-wide $1.8 billion profit improvement goal. As part of that effort, we shut down paper machines in 1999 - some on a temporary basis, some permanently - and we are not going to add capacity that will result in excessive inventory in the coming years. We are also producing product at a more efficient rate to achieve greater profits, not just more tons. The theory of matching

                               TO OUR SHAREHOLDERS

production rates to highest profit level per ton, known as "marginal economics" is being used successfully to improve our performance at a number of facilities.

      We have also adopted a rigorous financial discipline. We have tight controls on capital spending, resulting in expenditures well below our depreciation and amortization levels for 1999 - $1.1 billion in capital expenditures versus $1.5 billion for D & A. In 2000, we will again keep our capital expenditures below D & A.

      We have an aggressive program underway to improve margins. We are focused on more than cost reduction. We've changed how we pay people, how we allocate capital and how we measure success. We have raised the bar on expectations and accountability. I am pleased to report the results of these efforts were evident in 1999 and will grow throughout 2000.

      All this leads me to say I am very optimistic about the future. I believe the outlook for the industry as a whole looks bright and that as a result of all the actions we have taken and have underway, the future for International Paper is even stronger.

      Finally, I want to thank you for the confidence you have placed in this company and our employees. I know you have a large number of investment choices, but I want you to know that we are absolutely committed to producing a remarkable return to our shareowners. To repeat what I said before, we intend to be the best company in the global paper and forest products industry.

                                 [PHOTO OMITTED]

                                 /s/ John Dillon

                                   JOHN DILLON
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                  MARCH 1, 2000

Table of Contents
--------------------------------------------------------------------------------

6     MANAGEMENT'S DISCUSSION AND ANALYSIS

      6     CORPORATE OVERVIEW

      6     DESCRIPTION OF INDUSTRY SEGMENTS

      8     INDUSTRY SEGMENT RESULTS

            8     PRINTING AND COMMUNICATIONS PAPERS

            9     INDUSTRIAL AND CONSUMER PACKAGING

            10    DISTRIBUTION

            10    CHEMICALS AND PETROLEUM

            11    FOREST PRODUCTS

            12    CARTER HOLT HARVEY

      13    LIQUIDITY & CAPITAL RESOURCES

30    FINANCIAL INFORMATION BY INDUSTRY SEGMENT

31    FINANCIAL INFORMATION BY GEOGRAPHIC AREA

32    REPORT OF MANAGEMENT ON FINANCIAL STATEMENTS

32    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

33    CONSOLIDATED STATEMENT OF EARNINGS

34    CONSOLIDATED BALANCE SHEET

35    CONSOLIDATED STATEMENT OF CASH FLOWS

36    CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

37    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

59    SIX-YEAR FINANCIAL SUMMARY

61    INTERIM FINANCIAL RESULTS

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

CORPORATE OVERVIEW

RESULTS OF OPERATIONS

      International Paper's results reflect the merger with Union Camp Corporation on April 30, 1999. The merger was accounted for as a pooling-of-interests with all prior period results having been restated to reflect the combined results of the merged companies.

      International Paper's 1999 net sales of $24.6 billion increased 3% as compared with 1998 net sales of $24.0 billion and were level with 1997 net sales of $24.6 billion. The increase in sales in 1999 reflects strengthened sales volumes offset by lower prices in many of our businesses. Net sales decreased in 1998 as compared with 1997 due to lower sales volumes and the weakening New Zealand dollar.

      International net sales (including U.S. exports) totaled $6.9 billion, 28% of total sales in 1999. This is just above the $6.8 billion of such sales in 1998, but well below the 1997 level of $8.0 billion, both because of the sale of the Imaging businesses in late 1997 and early 1998 and the weakening of the New Zealand dollar. Export sales from the U.S. remained unchanged at $1.5 billion in 1999 from 1998 but were below 1997 exports of $1.8 billion.

      Net earnings in 1999 before special and extraordinary items increased 60% to $551 million, or $1.33 per share, compared with net earnings before special items of $345 million, or $.84 per share, in 1998 and $381 million, or $.94 per share, in 1997. Special items amounted to net expense of $352 million, or $.85 per share, $98 million, or $.24 per share, and $461 million, or $1.13 per share, in 1999, 1998 and 1997, respectively. Net earnings after special and extraordinary items were $183 million, or $.44 per share, in 1999 and $247 million, or $.60 per share, in 1998, and a net loss in 1997 of $80 million, or $.20 per share.

      Operating profit totaled $1.8 billion in 1999, 29% above the $1.4 billion in 1998, and 20% above the $1.5 billion in 1997. Higher sales volumes increased 1999 operating profit by about $210 million, and lower costs increased 1999 operating profit by $370 million as compared with 1998. However, this increase was offset, in part, by lower average annual prices which reduced 1999 operating profit by about $200 million as compared with 1998. Prices for many of our paper and packaging products reached cyclical lows in the 1999 first quarter and have since rebounded, increasing by 8%. In 1999, we curtailed production by more than 1 million tons at our U.S. pulp and paper mills, more than 45% of which was market-related, to help control inventories. Excluding special items, return on investment was 4.0% in 1999, 43% above the 2.8% in 1998 and 33% above the 3.0% in 1997.

      We generated over $130 million in Union Camp merger benefits in 1999, and we are ahead of schedule to meet our goal of at least $425 million in annualized merger benefits by the end of 2000. About 70% of the 1999 special items were associated with the Union Camp merger, including direct expenses of the merger and actions taken to achieve merger benefits.

      Market fundamentals are extremely promising. Demand for our products is strong and supply is well-balanced with demand within our industry. Also, little new production capacity is expected within the next few years. The worldwide economic environment is promising. In addition, we have aggressive non-price profit improvement goals in each of our businesses targeted to improve operating profit by $1.8 billion and return on investment by 4 ROI points by the end of 2002. We have aligned how we pay people, how we allocate capital and how we measure success to the achievement of this goal. As a consequence, we are optimistic about the future.

DESCRIPTION OF INDUSTRY SEGMENTS

PRINTING AND COMMUNICATIONS PAPERS

      Uncoated Papers: International Paper is one of the largest U.S. producers of uncoated papers. With our recent merger with Union Camp we have production capacity of 3.7 million tons annually. Products include office papers, printing papers, fine papers, and converting grades for envelopes, tablets, business forms and specialty papers. Brands include HammerMill, Springhill, Great White, Beckett, Strathmore, and Via by HammerMill. We also make uncoated bristols for file folders, tags, tickets and index cards.

      Coated Papers: We produce coated papers and bristols for catalogs, direct mail, magazines and other media, with production capacity of 1.3 million tons annually. International Paper ranks fifth among U.S. coated groundwood producers. We also produce coated freesheet, such as Accolade, for upscale catalogs and magazines, and make Carolina coated bristols used for book covers and commercial printing applications.

      Pulp: We have annual production capacity of 1 million

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

tons of market pulp. Grades range from pulp used to make paper to fluff pulp for hygiene products.

      European Papers: Our European business is a leading supplier of office, coated and specialty papers produced at facilities in France, Germany, Poland, the United Kingdom and Russia. This business has annual production capacity of over 2 million tons. Brands such as ReyMat, Reylux, Duo, and Polspeed supply the papers Europe's consumers and businesses require. Zanders produces premium coated papers such as Ikono for high-end brochures and annual reports. Our facilities in Kwidzyn, Poland and Svetogorsk, Russia produce business papers, newsprint and coated board for markets throughout Europe.

INDUSTRIAL AND CONSUMER PACKAGING

      Industrial Packaging: With production capacity of 5 million tons annually, International Paper is the second largest manufacturer of containerboard in the U.S. Nearly one-third of our production is specialty grades, such as PineLiner, Sunliner, Polarboard, Coastliner and BriteTop. About 60% of our production is converted to corrugated boxes and other packaging by our 57 U.S. container plants. Our European operations include 1 recycling mill in France and 23 container plants in France, Ireland, Italy, Spain and the United Kingdom. Our global presence now includes operations in Puerto Rico, Chile, Turkey, Argentina and China. Industrial Packaging also offers total packaging solutions and supply chain initiatives through regional packaging design centers. We have capacity to produce over 600,000 tons of kraft paper each year that is used in multiwall and retail bags.

      Consumer Packaging: With production capacity of 2 million tons annually, International Paper is the world's largest producer of bleached board. Our Everest and Starcote brands are used in packaging applications for juice, milk, food, cosmetics, pharmaceuticals, computer software and tobacco products. Premium label papers are sold under the DeltaStar family of products. Over one-third of our bleached board is converted into packaging and other products in our own plants. Beverage Packaging has 21 plants worldwide offering complete packaging systems, from paper to machines, using fresh and aseptic technologies. Retail Packaging operates 12 plants producing packaging with high-impact graphics for a variety of consumer products. Foodservice offers cups, lids, cartons, bags, containers, trays and plates from 5 domestic plants and through 5 international joint ventures. Flexible Packaging provides paper and plastic packaging for both consumer and industrial markets from 11 U.S. and South American locations.

      Industrial Papers: We produce 370,000 tons of specialty industrial papers annually used in applications such as pressure-sensitive labels, food and industrial packaging, industrial sealant and tapes and consumer hygiene products.

DISTRIBUTION

      Through xpedx, our North American merchant distribution business, we supply industry wholesalers and end users with a vast array of printing, packaging, graphic arts, maintenance and industrial products. xpedx operates over 100 warehouses, 130 sales offices and 180 retail stores in the U.S. and Mexico. Overseas, Papeteries de France, Scaldia in the Netherlands and Impap in Poland serve European markets. About 22% of Distribution sales are products from International Paper's own facilities.

CHEMICALS AND PETROLEUM

      Chemicals: Arizona Chemical is a leading processor of crude tall oil and crude sulfate turpentine, natural by-products of the papermaking process. Products also include specialty resins used in adhesives and inks, made at 15 plants in the U.S. and Europe. In addition, we produce chemical specialty pulp, primarily utilized in cigarette filters and fabrics.

      Bush Boake Allen: Bush Boake Allen, which is 68.2% owned by International Paper, conducts operations on 6 continents and has locations in 39 countries worldwide. Bush Boake Allen supplies flavors and fragrances for use in foods, beverages, cosmetics and toiletries.

      Petroleum: This business manages mineral rights on company-owned and leased land and explores and develops oil and gas reserves, generally by establishing partnerships with other independent oil and gas producing companies. These assets contribute to our results and serve as a partial hedge against fluctuating energy prices.

FOREST PRODUCTS

      Forest Resources: International Paper owns or manages 7.1 million acres of forestlands in the U.S., mostly in the South. In 1999, these forestlands supplied about 25% of our wood requirements.

      Wood Products: Our 28 U.S. plants produce southern pine lumber, plywood, oriented strand board (OSB) and engineered wood products. The majority of these plants are located in the southern U.S. near our forestlands. We produce 2.3 billion board feet of lumber, 900 million square feet of plywood and 900 million square feet of OSB annually.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

      Masonite: From 9 locations in North America, Europe and Korea, Masonite manufactures and markets CraftMaster door facings and other molded products for residential and commercial construction, as well as a broad line of hardboard exterior siding, industrial hardboard and a wide range of softboard products for the home and office. Our worldwide capacity for door facings is approximately
1.2 billion square feet annually.

      Decorative Products: We produce high- and low-pressure laminates, particleboard and graphic arts products from 15 facilities. Markets served include residential and commercial construction, furniture, store fixtures, graphic arts and specialty niche markets.

CARTER HOLT HARVEY

      Carter Holt Harvey is 50.3% owned by International Paper. It is one of the largest forest products companies in the Southern Hemisphere, with operations in New Zealand, Australia and Chile. The Australasian market accounts for 84% of its sales. Asia, particularly Korea and Japan, is an important market for its logs. Carter Holt Harvey's forest operations include ownership of 785,000 acres of predominantly sustainable radiata pine plantations in New Zealand currently yielding 5.8 million cubic meters of logs annually. This yield is expected to increase to over 7 million cubic meters by 2005. About 50% of the harvest is processed through Carter Holt Harvey's wood products and pulp and paper businesses. Their access to one of the largest low-cost softwood fiber bases in the Southern Hemisphere is a key strength.

      Carter Holt Harvey is the largest Trans-Tasman company producing lumber, plywood and engineered wood products. It has 600 million board feet of lumber capacity annually. Carter Holt Harvey is New Zealand's largest manufacturer and marketer of pulp and paper products, with overall annual capacity of 850,000 tons at 4 mills. Its major products are linerboard and pulp. Carter Holt Harvey produces 140,000 tons of tissue products from 2 mills and 7 converting facilities and is the market leader and largest manufacturer in Australia. Sorbent is the most recognized local tissue brand in this market. Carter Holt Harvey produces corrugated boxes and plastic packaging with a focus on the horticulture, primary produce and foodservice markets in New Zealand and Australia. It also has a significant share of the Australian cup market through its Continental Cup joint venture with International Paper. The distribution business comprises the Carters building supplies chain and paper merchants B. J. Ball in New Zealand and Raleigh Paper in Australia.

      At December 31, 1999, Carter Holt Harvey owned a 50% stake in a joint venture (Los Andes) that held 60% of Compania de Petroleos de Chile (COPEC), Chile's largest industrial conglomerate. Carter Holt Harvey announced the sale of its indirect interest in COPEC for just over $1.2 billion effective January 3, 2000.

INDUSTRY SEGMENT RESULTS

PRINTING AND COMMUNICATIONS PAPERS

      Printing and Communications Papers posted sales of $5.9 billion in 1999 and 1998 compared with $6.4 billion in 1997. Increased volumes were more than offset by lower market prices.

      Operating profit rose to $255 million in 1999 from $180 million in 1998 due mainly to the success of management actions to reduce costs. In 1997, operating profit was $245 million.

Printing and Communications Papers
--------------------------------------------------------------------------------
In millions                                   1999           1998           1997
--------------------------------------------------------------------------------
Sales                                       $5,930         $5,915         $6,415
Operating Profit                            $  255         $  180         $  245

      U.S. Papers sales were $4.1 billion in 1999, down from $4.3 billion in 1998 and $4.6 billion in 1997. Although business conditions improved during 1999, average prices were lower than 1998 levels. Demand in the U.S. began to strengthen in the latter part of 1999 and prices increased. Due to seasonal weaknesses at the end of the year, however, production was curtailed at our U.S. mills to avoid building inventories. U.S. Papers operating profit in 1999 improved considerably from 1998 levels primarily due to our cost reduction efforts. Current year operating profit was about even with 1997.

      Uncoated Papers sales were $2.6 billion in 1999, a decline of 3% from 1998 and 12% from 1997. On average, prices in 1999 were 3% lower than 1998 and 4% lower than 1997. Uncoated prices fell throughout 1998, bottomed out in the first quarter of 1999, but steadily increased thereafter. Year-end 1999 pricing reflected a 17% increase over the first quarter of 1999. Despite lower sales, operating profit improved considerably in 1999 over 1998 reflecting the effect of cost reduction initiatives. Current year operating

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

profit remained below 1997 levels.

      Coated Papers sales of $1.1 billion decreased 5% and 3% from 1998 and 1997, respectively. On average, prices decreased 2% from 1998, but were above 1997 levels. Operating profit decreased 12% from 1998, primarily due to operational impacts from Hurricane Floyd, as well as other manufacturing problems during the year. Operating profit in 1999 was considerably higher than 1997.

      Pulp sales from our U.S. facilities were $425 million in 1999, increasing 7% over 1998 but below 1997 by 14%. The improvement from 1998 reflects an increase in average pulp prices of 6% with volume relatively flat. Pulp prices ended the year 33% higher than the first quarter of 1999. Although the business continued to post an overall loss, significant improvement occurred from 1998 reflecting the effect of higher pulp prices. However, operating profit remained below 1997 results.

      Future profits of U.S. Papers should improve as we continue to realize additional benefits from our profit improvement programs and expected price improvements during 2000.

      European Papers sales were $1.8 billion, 9% higher than 1998 and 2% lower than 1997. European demand for paper began to recover in the spring and continued through the year. Except for market pulp, prices declined for all product lines in the first half of the year, remained stable during the summer, and began to increase in the fourth quarter. Pulp prices increased over 40% during the year, more than $140 per ton on average. The continued strengthening of the U.S. dollar against local currencies in 1999 depressed the translated value of our sales and increased pulp costs. Despite these factors, operating profit remained level with 1998 as cost-reduction and productivity efforts continued. Zanders reported profit for the third consecutive year, even though pulp costs rose faster than product prices. We continued our expansion into the highly profitable markets of Central and Eastern Europe, which, coupled with low-cost production, resulted in another strong performance from Kwidzyn and a successful first full year for Svetogorsk.

      Demand in Europe is expected to grow in 2000. For uncoated papers, we expect a 4% increase in demand and for prices to continue to rise. Coupled with a strategic focus on value-added grades, the outlook is good.

INDUSTRIAL AND CONSUMER PACKAGING

      Industrial and Consumer Packaging sales totaled $7.0 billion in 1999 and 1998. Operating profit in 1999 increased 67% to $560 million from $335 million mainly due to manufacturing and marketing initiatives resulting in increased volumes and cost reductions. Operating profit was also bolstered by synergies realized from the Union Camp merger. Improved Industrial Packaging pricing during the second half of the year was offset by competitive markets served by Consumer Packaging. Sales were $6.8 billion in 1997 and operating profit was $260 million.

Industrial and Consumer Packaging
--------------------------------------------------------------------------------
In millions                                   1999           1998           1997
--------------------------------------------------------------------------------
Sales                                       $7,050         $7,010         $6,785
Operating Profit                            $  560         $  335         $  260

      Industrial Packaging revenues were $3.8 billion in 1999, up from $3.7 billion in 1998 and $3.5 billion in 1997. After incurring an operating loss in 1997, profits have risen steadily in 1998 and 1999. Demand remained healthy throughout 1999, with our containerboard and domestic box businesses recording a 7% rise in shipments compared to 1998. The growth in shipments from the converting plants exceeded the industry growth average, reflecting the continuing emphasis on customer-focused improvement programs, merger synergies and a full year of operation for the Weston plants acquired in April 1998. Average U.S. prices for linerboard rose 4% in 1999, but exited the year almost 30% higher than January. European box markets were weaker than expected for most of 1999, which held results of our European container plants to 1998 levels. Kraft papers domestic markets improved during the fourth quarter, with better margins due to stronger demand for high-end products.

      Looking ahead, the Industrial Packaging business is measurably stronger than it was entering 1999, both from sales and manufacturing perspectives. Given the relatively healthy industry conditions, we expect a strong performance in 2000.

      Consumer Packaging sales were $3.2 billion, down slightly from $3.3 billion in both 1998 and 1997. Operating profit was relatively flat with 1998 but below 1997 by 9%. Sales in 1999 were lower than 1998 and 1997 due to competitive market conditions in most businesses at the beginning of 1999 and lower bleached board volume due to the

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

sale of the Sprague mill in April 1999. Performance improvement programs across all of the businesses were able to offset most of the shortfall caused by market conditions.

      Bleached board markets stabilized during the second quarter. Backlogs ended the year at a respectable mid-20 day range. Asian economic recovery was a positive factor for several businesses. Bleached board exports increased 6% year over year. Operational costs were reduced 7% in the current year due to mill manufacturing initiatives. The bleached board business embarked on an aggressive process improvement program that began to add to results the last half of the year. We expect the contribution from this program next year will be significant. Our converting businesses, leveraging the customer-focused operational realignment that occurred at the end of 1998, made progress toward providing total packaging solutions to our customers.

      Our outlook going into 2000 is optimistic. Market conditions improved compared to this time last year.

DISTRIBUTION

      North American and European distribution sales totaled $6.9 billion in 1999 compared with $6.3 billion in 1998 and $5.3 billion in 1997. Operating profit in 1999 increased 24% from 1998 and 17% from 1997. Profit on sales increased from 1.4% in 1998 to 1.5% in 1999 due largely to sharply higher earnings resulting from the Zellerbach integration. This impact from Zellerbach more than offset a competitive paper price environment, one-time integration costs, and systems spending related to Year 2000 readiness.

Distribution
--------------------------------------------------------------------------------
In millions                                   1999           1998           1997
--------------------------------------------------------------------------------
Sales                                       $6,850         $6,280         $5,250
Operating Profit                            $  105         $   85         $   90

      xpedx, our North American distribution operation, posted sales of $6.5 billion in 1999, up 9% from 1998 and 32% from 1997. The increase over 1998 was driven by unit sales growth of 4% and the acquisition of Zellerbach in July 1998. Excluding Zellerbach and Taussig's Graphic Supply, Inc., acquired in late 1997, sales were $5.2 billion in 1998. Despite sales growth, operating profit declined 0.5% mainly because of lower sales prices and increasingly competitive markets for printing papers as both merchants and customers consolidate. Certain one-time costs also reduced 1998 operating profit. These included marketing costs aimed at strengthening the xpedx brand name, as well as costs related to the Zellerbach integration.

      In 1999, xpedx and Alling & Cory, the distribution company acquired through our merger with Union Camp, successfully combined operations in 7 metropolitan areas eliminating duplicate facilities. By the end of 1999, the integration was largely completed, with a reduction of over 400 employees. Operating profits in the combined facilities trended up in the second half of 1999. Our strategy in both the integration of Zellerbach and Alling & Cory was to retain only those customers and markets that met our strategic and financial objectives.

      xpedx plans to achieve higher earnings in 2000, as performance from the facilities impacted by the Zellerbach and Alling & Cory mergers improve further, and non-recurring integration expenses and Year 2000-related expenses are eliminated.

      Our European distribution operations--Papeteries de France, Scaldia in the Netherlands and Impap in Poland--posted sales of $350 million, increasing 3% from 1998 and 8% from 1997. Operating profit increased 26% over 1998 and 34% over 1997.

      Overall, we expect an acceleration of the improvement in earnings for the distribution businesses in 2000.

CHEMICALS AND PETROLEUM

      Chemicals and Petroleum sales were $1.5 billion in 1999, flat with 1998 and 8% lower than 1997. Earnings were $125 million in 1999, declining from $135 million in 1998 and $180 million in 1997. Results were mixed with the Petroleum operation showing an increase over last year which was more than offset by declines in the other businesses.

Chemicals and Petroleum
--------------------------------------------------------------------------------
In millions                                   1999           1998           1997
--------------------------------------------------------------------------------
Sales                                       $1,455         $1,465         $1,585
Operating Profit                            $  125         $  135         $  180

      Chemicals sales were $885 million in 1999, slightly below 1998, and 11% lower than 1997. Operating profit declined about 20% from 1998 and 37% from 1997. The decline over the three year period is due largely to decreased demand and lower prices for chemical cellulose pulp. We have recently implemented plans in this business which will reduce costs and improve financial performance. While demand for commodity chemical products and specialty adhesive resins was strong throughout the year, shipments of other upgraded products, particularly ink resins, were lower. In addition, prices

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

were down due to lower raw material prices for crude tall oil and crude sulfate turpentine, as well as increased competition from substitute products. We continued to lower our manufacturing costs. Our focus for 2000 is to capture the merger synergies, further improving our cost position and eliminating redundant capacity.

      Bush Boake Allen sales of $500 million were better than both 1998 and 1997 by 3% and 2%, respectively. Operating profit, however, was 24% below last year and 17% below 1997. The operation's Flavors and Fragrance business grew by about 6% as compared with 1998 with strong demand from the Americas and Asia, partially offset by weaker European shipments. The decline in crude sulfate turpentine prices, however, coupled with industry overcapacity, resulted in strong downward price pressure. As a result, sales from the Aroma Chemicals business declined by about 7%. The resulting decline in operating profit more than offset the 5% earnings increase generated by the Flavors and Fragrance business.

      Petroleum realized sales of $70 million in 1999 which were about equal to 1998 and 31% lower than 1997. Operating profit was 57% higher than 1998, but 32% lower than 1997. Total year average prices for gas and oil increased over last year's very low levels. However, we were still about 10% below 1997. Our exploration program, generally operated through joint ventures, is focused on West Texas, the Gulf Coast and the Gulf of Mexico and yielded reserves which were about equal to production in 1999.

FOREST PRODUCTS

      Forest Products sales were $3.2 billion in 1999, up from $2.9 billion in 1998 and $3.0 billion in 1997. Operating profit totaled $725 million in 1999 compared with $620 million in 1998 and $615 million in 1997. The 1999 improvement was driven by the strong performance of our Building Materials businesses.

Forest Products
--------------------------------------------------------------------------------
In millions                                   1999           1998           1997
--------------------------------------------------------------------------------
Sales                                       $3,205         $2,930         $3,025
Operating Profit                            $  725         $  620         $  615

      Forest Resources sales in 1999 were $653 million compared with $553 million in 1998 and $537 million in 1997. Operating profit was 7% below 1998 but 16% higher than 1997. Earnings in all three years include income from transactions that disposed of interests in non-strategic forestlands. While harvest volumes in 1999 remained about the same as in 1998, average prices declined from the record levels of 1998. Pine sawtimber prices averaged about 6% lower, and pulpwood prices about 22% lower, in 1999.

      Stumpage prices entering 2000 were well below comparable prices at the beginning of 1999. Furthermore, wood inventory levels at pulp and paper mills and wood products plants are generally at or near targeted levels, except in the Carolina's where facilities are still recovering from the hurricanes of 1999. Accordingly, we do not expect any significant changes in prices in early 2000, although we believe that full year prices should average about the same as in 1999. Harvest volumes in 2000 are also scheduled to approximate 1999 levels.

      Wood Products sales increased 17% to $1.4 billion in 1999 from $1.2 billion in 1998. Sales in 1997 were $1.3 billion. Operating profit for this business improved significantly from the prior year. A strong U.S. housing market, low interest rates, and generally good U.S. and global economic conditions contributed to the strong demand and higher pricing for wood products. OSB reached record price levels while lumber prices also strengthened. Also impacting earnings favorably were merger synergies, product mix, management programs and lower fiber costs.

      Masonite sales were $512 million in 1999, 3% above 1998 sales of $499 million, but 10% below 1997 sales of $567 million. The 1999 improvement was mainly due to increased door facings volume in North America. However, increased global capacity for molded door facings caused a decline in door facing prices, partially offsetting the sales growth. In addition, the siding and hardboard markets are becoming increasingly competitive. Weaker demand for these products resulted in lower operating profit. Internal cost reduction initiatives and new product development will begin to offset these declines in 2000.

      Decorative Products sales were $624 million in 1999 which were 5% below 1998 sales of $658 million. Sales in 1997 were $599 million. The decrease in sales was mainly due to the closure of 2 medium density fiberboard (MDF) plants in late 1998 and sale of the Fountainhead business in early 1999. Sales volumes and profitability improved in the particleboard and low pressure laminates businesses. The markets for high pressure laminates in North America and Europe were extremely competitive, leading to lower earnings in this business.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

CARTER HOLT HARVEY

      International Paper's results for this segment differ from those reported by Carter Holt Harvey in New Zealand in four major respects:

1. Carter Holt Harvey's reporting period is a fiscal year ending March 31. Our segment results are for the calendar year.

2. Our segment earnings include only our share of Carter Holt Harvey's operating earnings. Segment sales, however, represent 100% of Carter Holt Harvey's sales.

3. Carter Holt Harvey reports in New Zealand dollars but our segment results are reported in U.S. dollars. The weighted average currency exchange rate used to translate New Zealand dollars to U.S. dollars was .52 in 1999, .54 in 1998, and .66 in 1997.

4. Carter Holt Harvey reports under New Zealand accounting standards but our segment results comply with U.S. generally accepted accounting principles (U.S. GAAP). The major differences relate to cost of timber harvested
      (COTH), land sales, COPEC and start-up costs. These differences reduced segment earnings by about $50 million in 1999, $40 million in 1998 and $30 million in 1997.

Carter Holt Harvey
--------------------------------------------------------------------------------
In millions                                   1999           1998           1997
--------------------------------------------------------------------------------
Sales                                       $1,605         $1,505         $1,955
Operating Profit                            $   40         $   20         $   90

      Carter Holt Harvey's segment sales were $1.6 billion in 1999, slightly higher than 1998 sales of $1.5 billion but below 1997 sales of $2.0 billion. The translation effect of the weakening New Zealand dollar more than accounted for the sales shortfall as compared with 1997.

      Segment operating income doubled to $40 million in 1999, compared with the $20 million earned in 1998, but was still less than half the operating profit realized in 1997. Results in 1998 were severely impacted by the weakness in Asian economies during this period, as well as that of New Zealand. However, volumes and prices in most products have improved in 1999 as the Asian markets have recovered and paper has moved up from a cyclical low point in the first quarter. Also contributing to an improvement in earnings in 1999 was the continued success of Carter Holt Harvey's performance improvement program.

      Forests sales in 1999 improved 22% from 1998 as the log export market, after nearly collapsing in 1998, returned to strength in 1999. Log export volumes in the fourth quarter of 1999 of 545,000 tons were 29% higher compared to the same quarter a year ago and set a quarterly record. However, because of a large negative U.S. GAAP adjustment for COTH, the Forests segment remained in a loss position although improving 70% and approaching breakeven. The Wood segment results remained relatively robust, but were about flat with 1998. However, momentum is now strengthening and lumber price increases in both Australia and New Zealand of between 5% and 7% have been announced. Construction of a plant to produce laminated veneer lumber, a value-added product, is underway in New Zealand. Earnings for the Pulp, Paper and Tissue segment improved in 1999. Prices are improving and after two periods of construction down time in 1999 to complete its modernization, the Kinleith mill produced 142,000 tons in the fourth quarter. However, the performance of the Kinleith linerboard machine is not yet at operating design levels. The tissue business remains strong, holding its share of the Australian premium toilet tissue category in the face of heavy competition and price discounting while the paper towel business achieved its highest market share ever in a category with 10% annual growth. The ongoing focus in coming months is to minimize the impact of rising pulp prices, which are significantly higher than a year ago. The Packaging segment earnings fell 74% from 1998 levels, primarily because of intensely competitive markets. Distribution returned to profitability in 1999. Earnings from Carter Holt Harvey's equity investment in COPEC showed significant improvement in 1999 as higher pulp demand and prices more than offset a 12% weakening in the Chilean peso. Carter Holt Harvey sold its investment in COPEC for just over $1.2 billion in January 2000.

      The outlook is for continuing volume and price improvement as well as further gains to be realized from Carter Holt Harvey's performance improvement program. We expect good demand from the New Zealand agricultural sector and construction markets in both Australia and New Zealand. Driving performance improvement will continue to be a priority for management.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

LIQUIDITY & CAPITAL RESOURCES

CASH PROVIDED BY OPERATIONS

      Cash provided by operations totaled $1.7 billion for 1999, compared with $2.1 billion in 1998 and $1.6 billion in 1997. The largest factors in the decrease in operating cash flow in 1999 were payments related to the Union Camp merger and restructuring and legal reserves. Excluding special items, after taxes and minority interest, net earnings for 1999 increased $206 million compared with 1998. However, 1998 net earnings were $36 million less than 1997. An increase in working capital reduced 1999 operating cash flow by $32 million. Working capital changes increased 1998 operating cash flow by $74 million and decreased 1997 operating cash flow by $451 million. Depreciation and amortization expense was $1.5 billion in 1999 and 1998 and $1.6 billion in 1997.

INVESTMENT ACTIVITIES

      Capital spending was $1.1 billion in 1999, lower than 1998 spending of $1.3 billion and 1997 spending of $1.4 billion. As part of our program to improve return on investment, we plan to continue to hold annual capital spending below our annual depreciation and amortization expense of $1.5 billion. We expect 2000 spending to be between $1.2 billion and $1.3 billion. The following table presents capital spending by each of our business segments.

Capital Spending by Industry Segment

In millions for the years ended December 31             1999      1998      1997
-------------------------------------------           ------    ------    ------
Printing and Communications Papers                    $  382    $  302    $  385
Industrial and Consumer Packaging                        287       391       343
Distribution                                              16        19        20
Chemicals and Petroleum                                  104       170       142
Forest Products                                          189       222       249
Carter Holt Harvey                                        99       166       230
                                                      ------    ------    ------
Subtotal                                               1,077     1,270     1,369
Corporate and other                                       62        52        79
                                                      ------    ------    ------
Total                                                 $1,139    $1,322    $1,448
                                                      ======    ======    ======

      Under a 1997 business improvement plan, we undertook the sale of $1 billion of non-strategic assets. This program was substantially completed in 1998. Divestitures completed during 1998 included the Imaging printing and graphic arts businesses, the label business, the Veratec nonwovens division and Carter Holt Harvey's building products business. Substantially all of these proceeds were used to reduce debt or for general corporate purposes.

      On November 24, 1998, International Paper announced that it had reached an agreement to merge with Union Camp Corporation (Union Camp), a diversified paper and forest products company. The transaction was approved by Union Camp and International Paper shareholders on April 30, 1999. Union Camp shareholders received 1.4852 International Paper common shares for each Union Camp share held. The total value of the transaction, including the assumption of debt, was approximately $7.9 billion.

      International Paper issued 110 million shares for 74 million Union Camp shares, including options. The merger was accounted for as a pooling-of-interests.

      In April 1999, Carter Holt Harvey acquired the corrugated packaging business of Stone Australia, a subsidiary of Smurfit-Stone Container Corporation. The business consists of two sites in Melbourne and Sydney which serve industrial and primary produce customers.

      In December 1998, we completed the acquisition of Svetogorsk AO, a Russia-based pulp and paper business, which has enhanced International Paper's ability to serve growing market demand in Eastern Europe. Also in December 1998, Carter Holt Harvey and International Paper jointly acquired Marinetti S.A.'s paper cup division based in Chile. This acquisition has enabled the foodservice business to better serve markets in South America.

      In July 1998, International Paper acquired the Zellerbach distribution business from the Mead Corporation for $261 million in cash. Zellerbach has been integrated into xpedx, our distribution business.

      In April 1998, Weston Paper and Manufacturing Company (Weston) was acquired by exchanging 4.7 million International Paper common shares valued at $232 million for all of the outstanding Weston shares in a noncash transaction.

      In April 1998, Carter Holt Harvey acquired Riverwood International, an Australia-based folding carton business.

      In March 1998, a wholly-owned subsidiary of International Paper purchased all of the publicly traded Class A depository units of IP Timberlands, Ltd. for a cash purchase price of $100 million.

      In February 1998, we entered into a joint venture with Olmuksa in Turkey for the manufacture of containerboard and corrugated boxes for markets in Turkey and surrounding countries. Also in February 1998, Carter Holt Harvey and International Paper jointly acquired Australia-based Continental Cup.

      Acquisitions in 1997 included: Taussig's Graphic Supply, Inc., a distribution company; Phoenix Display and Packaging

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

Corporation, a merchandising and point-of-purchase display company; Merbok Formtec, a pioneer in the development of door facing products; Antietem Paper Company, a distribution company; and a 75% interest in Puntapel S.A., an Argentinean multiwall plant. The cost of these acquisitions, net of cash acquired, was $94 million in the aggregate.

FINANCING ACTIVITIES

      During 1999, we extinguished $275 million of high interest debt that was assumed in the merger with Union Camp, at an after tax cost of $16 million, which is reflected as an extraordinary item in the 1999 statement of earnings. We also reduced other debt, primarily short-term, by $540 million.

      During 1998, we reduced debt, primarily short-term, by $1.9 billion and issued $1.5 billion of preferred securities of subsidiaries. In March 1998, Timberlands Capital Corp. II, a wholly-owned consolidated subsidiary, issued $170 million of 7.005% preferred securities as part of the financing to repurchase the outstanding units of IP Timberlands, Ltd. In June 1998, IP Finance (Barbados) Limited, a wholly-owned consolidated non-U.S. subsidiary, issued $550 million of preferred securities with a dividend payment that is based on LIBOR. In September 1998, International Paper Capital Trust III, a wholly-owned consolidated subsidiary, issued $805 million of 7 7/8% mandatorily redeemable preferred securities.

      During 1997, we issued environmental and industrial development bonds for various capital projects, repaid $164 million of 10% debentures, and reduced commercial paper and short-term borrowings.

      Long-term debt and notes payable on our consolidated balance sheet were $8.4 billion in 1999 compared with $9.1 billion in 1998 and $11.0 billion in 1997. However, after adjusting for foreign exchange, acquisitions and restructuring activities, total debt was reduced by approximately $540 million and $1.9 billion in 1999 and 1998, respectively, on a cash flow basis. During 1998, one of the corporate debt rating agencies, Standard & Poor, downgraded our long-term debt rating from A- to BBB+.

      Unless otherwise noted, the proceeds of all of the financings described above were used to reduce short-term debt or for general corporate purposes.

      Dividend payments were $418 million, $431 million and $427 million in 1999, 1998 and 1997, respectively. On a per share basis, dividend payments were $1.01 in 1999, and $1.05 in 1998 and 1997. The International Paper dividend has remained at $1.00 per share during the three year period. However, dividend payments on a per share basis have been restated to include dividends paid by Union Camp.

CAPITAL RESOURCES OUTLOOK FOR 2000

      Our financial condition continues to be strong. We expect to receive just over $1.2 billion after tax in the first quarter of 2000 from the sales of our equity investments in COPEC and Scitex. The cash proceeds from the sale of COPEC are being received by our consolidated subsidiary, Carter Holt Harvey. We anticipate that cash flow from operations, supplemented as necessary by short- or long-term borrowings, will be adequate to fund our capital expenditures, to service existing debt, and to meet working capital and dividend requirements during 2000.

OTHER FINANCIAL STATEMENT ITEMS

      Net interest expense decreased to $541 million in 1999 compared with $614 million in 1998 and $607 million in 1997. The decrease was primarily due to a net decrease in total debt outstanding, after adjusting for the effects of currency translation, from December 1998 to December 1999. Proceeds received from the sale of assets in 1998 and 1999 as well as proceeds from the issuance of preferred securities were used to reduce debt and for other general corporate purposes.

      Minority interest expense increased to $163 million in 1999 compared with $87 million in 1998 and $140 million in 1997. Minority interest expense increased in 1999 because the preferred securities of subsidiaries issued during 1998 were outstanding for the full year in 1999 and Carter Holt Harvey's earnings improved. The decrease in minority interest expense from the year ended December 31, 1997 to the year ended December 31, 1998, was primarily due to a decrease in earnings at Carter Holt Harvey in 1998 as compared to 1997 partially offset by an increase in interest expense related to the issuance of preferred securities in 1998.

      Net periodic pension results for the U.S. defined benefit plans were income of $49 million, $77 million and $63 million in 1999, 1998 and 1997, respectively. The variation between pension income in 1999 and 1998 was primarily due to the expiration of International Paper's transition asset amortization which reduced 1999 pension income by $26 million as compared to 1998.

      As of June 1, 1999 International Paper enhanced pension benefits for its major union groups. As a result, the pension plan was revalued. The revaluation assumed a discount rate of 7.25% and a rate of compensation increase of 4.5%. These actions had the net effect of reducing the pension benefit obligation by $179 million.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

      Our equity investments consisted primarily of Scitex and Carter Holt Harvey's 30% ownership in COPEC, which it held through a joint venture. Both Scitex and COPEC are publicly traded companies. Carter Holt Harvey sold its equity interest in COPEC on January 3, 2000 for just over $1.2 billion and International Paper sold its equity interest in Scitex on January 6, 2000 for $79 million. At such time the carrying value of these investments was $865 million and $35 million, respectively. These transactions will result in income after tax and minority interest of about $135 million or $.33 per share, which will be recorded in the first quarter of 2000 as an extraordinary item pursuant to pooling-of-interests accounting rules.

SPECIAL ITEMS INCLUDING RESTRUCTURING
AND BUSINESS IMPROVEMENT ACTIONS

      Special items reduced 1999 net earnings by $352 million, 1998 net earnings by $98 million and 1997 net earnings by $461 million. The following tables and discussion present the impact of special items for 1999, 1998 and 1997:

                                                               1999
                                                    ----------------------------
                                                       Earnings      Earnings
                                                        (Loss)        (Loss)
                                                    Before Income   After Income
                                                      Taxes and      Taxes and
                                                       Minority      Minority
In millions                                            Interest      Interest
----------------------------------------------      -------------   ------------
Before special and extraordinary items                $ 1,005        $   551
Union Camp merger-related termination benefits           (148)           (97)
One-time merger expenses                                 (107)           (78)
Restructuring and other charges                          (298)          (180)
Environmental remediation charge                          (10)            (6)
Provision for legal reserves                              (30)           (18)
Reversal of reserves no longer required                    36             27
                                                      -------        -------
After special items                                   $   448        $   199
                                                      =======        =======

      During 1999 special items amounting to a net charge before taxes and minority interest expense of $557 million ($352 million after taxes and minority interest expense) were recorded. The special items included a $148 million pre-tax charge ($97 million after taxes) for Union Camp merger-related termination benefits, a $107 million pre-tax charge ($78 million after taxes) for one-time merger expenses, a $298 million pre-tax charge ($180 million after taxes and minority interest expense) for asset shutdowns of excess internal capacity and cost reduction actions, a $10 million pre-tax charge ($6 million after taxes) to increase existing environmental remediation reserves related to certain former Union Camp facilities, a $30 million pre-tax charge ($18 million after taxes) to increase existing legal reserves and a $36 million pre-tax credit ($27 million after taxes) for the reversal of reserves that were no longer required.

      The one-time merger expenses of $107 million consisted of $49 million of merger costs and $58 million of post-merger expenses. The merger costs were primarily investment banker, consulting, legal and accounting fees. Post-merger integration expenses include costs related to employee retention, such as stay bonuses, and other one-time cash costs related to the integration of Union Camp.

      The Union Camp merger-related termination benefit charge relates to employees terminating after the effective date of the merger under an integration benefits program . Under this program, 1,218 employees of the combined company were identified for termination. An additional 777 employees left the company after the merger was announced, but were not eligible for benefits under the integration benefits program. Benefits payable under this program for certain senior executives and managers are or have been paid from the general assets of International Paper. Benefits for remaining employees have been or will be primarily paid from plan assets of our qualified pension plan. Through December 31, 1999, 787 employees had been terminated. Related cash payments approximated $65 million (including payments related to our nonqualified pension plans). The remaining charge primarily represents an increase in the projected benefit obligation of our qualified pension plan.

      The following table is a roll forward of the Union Camp merger-related termination benefit charge:

                                                                   Termination
In millions                                                          Benefits
----------------------------------------------------------        --------------
Special charge (1,218 employees)                                       $ 148
Incurred costs (787 employees)                                          (116)
                                                                       -----
Balance, December 31, 1999                                             $  32
                                                                       =====

Note: Benefit costs are treated as incurred on the termination date of the employee.

      The $298 million charge for the asset shutdowns of excess internal capacity consisted of a $113 million charge in the 1999 second quarter and a $185 million charge in the 1999 fourth quarter.

      The second quarter 1999 $113 million charge for the asset shutdowns of excess internal capacity and cost reduction actions included $57 million of asset write-downs and $56 million of severance and other charges. The following table and discussion presents additional detail related to the $113 million charge:

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                                       Asset       Severance
In millions                         Write-downs    and Other     Total
--------------------------------    -----------    ---------    -------
Printing and Communications
   Papers                        (a)     $   6        $  27      $  33
European Papers                  (b)         3            7         10
Consumer Packaging               (c)        19           12         31

Industrial Packaging             (d)        12                      12

Chemicals and Petroleum          (e)        10            3         13

Industrial Papers                (f)         7            7         14
                                         -----        -----      -----
                                         $  57        $  56      $ 113
                                         =====        =====      =====

(a) We recorded a charge of $24 million for severance related to the second phase of the Printing and Communications Papers business plan to improve the cost position of its mills. The charge, pursuant to our ongoing severance program, covers a reduction of approximately 289 employees at several mills in the U.S. At December 31, 1999, 146 employees had been terminated.

            Also, management approved a decision to permanently shut down the Hudson River mill No. 4 paper machine located in Corinth, New York and the No. 2 paper machine at the Franklin, Virginia mill. The Franklin machine was shut down in September of 1999 and the Hudson River machine has also been shut down. The Hudson River machine had previously been temporarily shut down because of lack of orders. The machines were written down by $6 million to their estimated fair value of zero. Severance costs of $3 million cover the termination of 147 employees. At December 31, 1999, 76 employees had been terminated.

(b) The charge for European Papers, which covers the shutdown of two mills, consists of $3 million in asset write-downs, $6 million in severance costs and $1 million of other exit costs. The Lana mill in Docelles, France was shut down due to excess capacity. The Lana mill produced approximately 5,000 metric tons of high-end uncoated specialty paper per year. This production was shifted to the La Robertsau mill in Strasbourg, France. The Lana mill fixed assets were written down $3 million to their estimated fair value of zero. Costs related to the site closure are expected to be $1 million and severance related to the termination of 42 employees will be approximately $4 million. The Lana mill had revenues of $12 million and an operating loss of $2 million for the year ended December 31, 1999. At December 31, 1999, 14 employees had been terminated.

            The Corimex coating plant in Clermont-Ferrand, France was shut down in April 1999. The market for thermal fax paper, which was produced at the plant, has been shrinking since the mid-1990's. The assets at this plant were considered to be impaired in 1997 and were written down accordingly at that time. A $2 million severance charge was recorded during the second quarter of 1999 to cover the costs of terminating 81 employees. Corimex had revenues of $6 million and an operating loss of $3 million for the year ended December 31, 1999. At December 31, 1999, all 81 employees had been terminated.

(c) The Consumer Packaging business has implemented a plan to improve the overall performance of the Moss Point, Mississippi mill. Included in this plan is the shutdown of the No. 3 paper machine which produces labels. This production is being transferred to the Hudson River mill. The machine has been written down $6 million to its estimated fair value of zero. Severance costs including, but not limited to, employees associated with the No. 3 machine total $10 million and cover the elimination of 360 positions. At December 31, 1999, 272 employees had been terminated.

            Consumer Packaging also shut down the beverage packaging facility in Itu, Brazil in an effort to reduce excess capacity in Latin America. The assets were written down $13 million to their estimated fair value of zero and a severance charge of $1 million covers the elimination of 29 positions. Other exit costs total $1 million. At December 31, 1999, 24 employees had been terminated.

(d) As a result of the merger with Union Camp, we negotiated the resolution of contractual commitments in an industrial packaging investment in Turkey. As a result of these negotiations and evaluation of this entity, it was determined that the investment was impaired. A $12 million charge was recorded to reflect this impairment and the related costs of resolving the contractual commitments.

(e) As a result of an overall reduction in market demand for dissolving pulp, the decision was made to downsize the Natchez, Mississippi mill. Charges associated with capacity reduction total $10 million and include the shutdown of several pieces of equipment. A severance charge of $3 million includes the elimination of 89 positions. At December 31, 1999, 88 employees had been terminated.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

(f) The Industrial Papers business has implemented a plan to reduce excess capacity at several of its locations. The Toronto, Canada plant has been closed. Equipment at the Kaukauna, Wisconsin and Knoxville, Tennessee facilities has been taken out of service, with additional equipment at the Menasha, Wisconsin plant scheduled to be shut down in 2000. The total amount related to the write-down of these assets is $7 million. Severance costs related to these shutdowns are $5 million and are based on a personnel reduction of 81 employees. Other exit costs total $2 million. At December 31, 1999, a reduction of 59 employees had been made through severance and attrition.

      The $185 million fourth-quarter 1999 charge for shutdowns of excess internal capacity and cost reduction actions includes $92 million of asset write-downs and $93 million of severance and other charges. The following table presents additional detail related to the $185 million charge:

                                         Asset     Severance
In millions                           Write-downs  and Other     Total
--------------------------------      -----------  ---------    -------
Printing and Communications
   Papers                        (a)     $   7       $   5       $  12
Consumer Packaging               (b)        14          22          36
Industrial Packaging             (c)         7          14          21
Chemicals and Petroleum          (d)        30          20          50
Building Materials               (e)        10           6          16
Distribution                     (f)         6          17          23
Carter Holt Harvey               (g)        18           9          27
                                         -----       -----       -----
                                         $  92       $  93       $ 185
                                         =====       =====       =====

(a) The Printing and Communications Papers charge of $12 million encompasses a production curtailment at the Erie, Pennsylvania mill due to lower demand, the write-off of deferred software costs as the result of a decision to discontinue the installation of a Union Camp order entry system and an impairment of our investment in the Otis Hydroelectric plant. In November 1999 we announced that the Erie, Pennsylvania mill would change from a seven day, four crew schedule to a three crew schedule in order to balance operating capacity with sales demand. This production curtailment resulted in a severance charge of $2 million for the termination of 99 employees. The charge for the deferred software write-off was $3 million. International Paper also wrote down its investment in the Otis Hydroelectric partnership by $7 million to the approximate market value of the investment based upon our current offer to acquire the other partner's interest.

(b) The Consumer Packaging business charge of $36 million is related to the shutdown of facilities, capacity optimization and a deferred software write-off. The Philadelphia, Pennsylvania plant and the Edmonton, Alberta plant are scheduled to be shut down. Charges associated with these shutdowns include $7 million of asset write-downs, $1 million of severance costs covering the termination of 194 employees and other exit costs of $5 million. Charges related to eliminating excess capacity include $7 million of asset write-downs and a severance charge of $11 million for the termination of 512 employees. The capacity reductions are related to the aseptic and flexible packaging businesses. The business also decided to discontinue the implementation of a Union Camp order management system. The write-off of deferred software costs related to this system is $5 million.

(c) The Industrial Packaging business will shut down the following plants and shift production to other facilities: the Terre Haute, Indiana box plant; the Northlake, Illinois box plant; the Columbia, Tennessee sheet plant; and the Montgomery, Alabama sheet plant. The design center in Spartanburg, South Carolina will also be closed. The functions performed in Spartanburg will continue in Memphis, Tennessee. Charges associated with the consolidation and improvement of the Industrial Packaging business total $21 million and include $7 million of asset write-downs, a $12 million severance charge covering the termination of 426 employees and other exit costs of $2 million.

(d) The Chemicals and Petroleum charge of $50 million is related to the partial shutdown of the Chester-Le-Street plant located in Northeast England and additional costs related to the 1998 shutdown of the Springhill, Louisiana plant. The Chester-Le-Street plant is currently a fully integrated site comprised of a crude tall oil fractionation plant, a rosin resin upgrading plant and a dimer plant. The crude tall oil and rosin resin upgrading facilities at the site will be closed and production shifted to other Arizona Chemical facilities. Asset write-downs for this plant total $30 million. A severance charge of $3 million covers the termination of 83 employees. Other costs of $12 million include demolition and contract cancellations.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

      We also recorded an additional charge of $5 million related to the 1998 closure of the Springhill plant, covering other exit costs including demolition and cleanup.

(e) The Building Materials charge of $16 million includes $3 million for a program to improve the profitability of the decorative surfaces business and $13 million for the shutdown of the Pilot Rock, Oregon mill. The Decorative Products business has developed an improvement plan that will result in the consolidation of certain manufacturing activities and streamlining of administrative functions. As a result, a reserve of $3 million was established to cover asset write-offs totaling $2 million and severance charges of $1 million related to the reduction of 65 employees. International Paper announced in October of 1999 that it would shut down the Pilot Rock, Oregon mill due to excess capacity within the Masonite manufacturing system. The softboard production will be moved to our Ukiah, California and Lisbon Falls, Maine facilities. The charge includes $8 million of asset write-downs, a $2 million severance charge covering the termination of 155 employees and other exit costs of $3 million.

(f) xpedx, our distribution business, implemented a plan to consolidate duplicate facilities and eliminate excess capacity. The $23 million charge associated with this plan includes $6 million of asset write-downs, a severance charge of $5 million for the termination of 211 employees and other costs of $12 million. Other costs consist primarily of lease cancellations.

(g) This charge is related to the shutdown of the No. 5 paper machine at Carter Holt Harvey's Kinleith mill. The machine had been idled due to a reconfiguration project at the mill. Plans for alternative uses for the machine were reexamined and it was determined that based on current competitive conditions it would not provide adequate returns on the capital required and that it would be scrapped. Accordingly, the machine was written down from its $20 million book value to its estimated salvage value of $2 million. Also, severance costs total $9 million and cover the costs of terminating 300 employees.

      The $30 million pre-tax charge to increase existing legal reserves includes $25 million which we added to our reserve for hardboard siding claims. A further discussion of this charge can be found in Note 11. Commitments and Contingent Liabilities. The remaining $5 million is related to other potential exposures.

      The $36 million pre-tax credit for reserves no longer required consists of $30 million related to a retained exposure at the Lancey mill in France and $6 million of excess severance reserves previously established by Union Camp. The Lancey mill was sold to an employee group in October 1997. In April 1999, International Paper's remaining exposure to potential obligations under this sale was resolved, and the reserve was returned to income in the second quarter.

      The following table is a roll forward of the severance and other costs included in the 1999 restructuring plans (in millions):

                                                                      Severance
                                                                      and Other
                                                                      ----------
Opening Balance (second quarter 1999)                                   $  56
Additions (fourth quarter 1999)                                            93
1999 Activity
   Cash charges                                                           (34)
                                                                        -----
Balance, December 31, 1999                                              $ 115
                                                                        =====

      The severance reserves recorded in the 1999 second and fourth quarters related to 3,163 employees. As of December 31, 1999, 760 employees had been terminated.

                                                                1998
                                                   -----------------------------
                                                      Earnings        Earnings
                                                       (Loss)          (Loss)
                                                   Before Income    After Income
                                                      Taxes and      Taxes and
                                                      Minority        Minority
In millions                                           Interest        Interest
----------------------------------------           -------------    ------------
Before special items                                    $ 598          $ 345
Oil and gas impairment charges                           (111)           (68)
Restructuring and other charges                          (161)           (92)
Gain on sale of business                                   20             12
Reversals of reserves no longer required                   83             50
                                                        -----          -----
After special items                                     $ 429          $ 247
                                                        =====          =====

      During 1998, we recorded $111 million of oil and gas impairment charges ($68 million after taxes). Of this amount, $56 million ($35 million after taxes) was recorded in the fourth quarter and $55 million ($33 million after taxes) was recorded in the third quarter. International Paper has oil and gas exploration and production operations in West Texas, the Gulf Coast and the Gulf of Mexico. The Securities and Exchange Commission's regulations for companies that use

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

the full-cost method of accounting for oil and gas activities require companies to perform a ceiling test on a quarterly basis. As a result of low oil and gas prices, the value of our properties was written down through these noncash charges.

      Also in 1998, we recorded a $145 million pre-tax restructuring charge ($82 million after taxes and minority interest expense) consisting of $64 million of asset write-downs and $81 million of severance costs and we recorded pre-tax charges of $16 million ($10 million after taxes) related to our share of write-offs taken by Scitex, a 13% investee company, related to in-process research and development of an acquisition and its exit from the digital video business. The Scitex items are reflected as equity losses from the investment in Scitex in the consolidated statement of earnings. In addition, we recorded a $20 million pre-tax gain ($12 million after taxes) on the sale of our Veratec nonwovens division, and an $83 million pre-tax gain ($50 million after taxes) from the reversal of previously established reserves that were no longer required. These reserves were established in 1996 and 1997 and were primarily associated with the Veratec and Imaging businesses. The sales of these businesses were completed in 1998 and those reserves not required were returned to earnings.

      The following table and discussion presents additional detail related to the $145 million restructuring charge:

                                             Asset
In millions                               Write-downs     Severance    Total
---------------------------------         -----------     ---------    -----
Distribution                     (a)         $  20         $  10       $  30
Printing and Communications
   Papers                        (b)            13            14          27
Carter Holt Harvey               (c)            15             3          18
Industrial Packaging             (d)             8             7          15
Union Camp                       (e)             8            32          40
Other                            (f)                          15          15
                                             -----         -----       -----
Total                                        $  64         $  81       $ 145
                                             =====         =====       =====

(a) After the acquisition of Zellerbach, management of xpedx decided to terminate certain software projects that were in process and to use Zellerbach's systems in certain of its regions. Accordingly, we wrote off related deferred software costs on these projects, resulting in a $20 million charge. As part of the Zellerbach integration plan, management determined that a significant part of the personnel reduction related to the termination of employees at duplicate facilities and locations. The $10 million severance charge represents the costs for terminating 274 xpedx employees. At December 31, 1999, all of the 274 employees had been terminated.

(b) Our Printing and Communications Papers business shut down equipment at the Mobile, Alabama mill and announced the termination of 750 employees at the Mobile, Alabama, Lock Haven, Pennsylvania, and Ticonderoga, New York mills. At the Mobile mill, International Paper permanently shut down a paper machine and related equipment with a net book value of $13 million. These assets were written down to their estimated fair market value of zero. The severance charge associated with the employee reductions at the 3 mills was $14 million. At December 31, 1999, all employees under this program had been terminated.

(c) This charge primarily consists of a $15 million asset write-down associated with the closure of two Carter Holt Harvey facilities, Myrtleford and Taupo. Myrtleford, a tissue pulp mill located in Australia, was closed due to excess capacity in its tissue pulp system. Carter Holt Harvey will be able to produce the volume at lower costs at its Kawerau tissue pulp mill located in New Zealand. Carter Holt Harvey also decided to close the Taupo, New Zealand sawmill due to excess capacity in its sawmill system as the result of recent productivity improvements. The $3 million severance charge represents the cost for terminating 236 employees. At December 31, 1999, all of the 236 employees had been terminated. Our consolidated financial statements included revenues of $21 million and $36 million and operating income of $1 million and $3 million from these facilities in 1998 and 1997, respectively.

(d) Management decided to close the Gardiner, Oregon mill because of excess capacity in International Paper's containerboard system. As a result, the net plant, property and equipment assets of this mill were reduced from $13 million to the estimated salvage value of $5 million. In connection with the third-quarter decision to close this mill, 298 employees at the mill were terminated and a $7 million severance charge was recorded. This mill had revenues of $78 million and $105 million and operating losses of $16 million and $1 million in 1998 and 1997, respectively.

(e)   During 1998 Union Camp recorded a pre-tax special

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

      charge of $40 million. Included in the charge was $32 million related to the termination of 540 positions and $8 million of asset write-downs. Approximately 190 positions were related to a reorganization and restructuring of Union Camp's research and development activities. Another 190 positions were related to a consolidation of the packaging group's administrative support functions and the remaining 160 positions were to be eliminated through a series of other organizational changes. At December 31, 1999, all of the 540 employees had been terminated.

            The asset write-downs were principally attributable to the impairment of goodwill specific to two packaging businesses, the Chase packaging facility and Union Camp's 1996 purchase of a 50% interest in a packaging plant in Turkey. Upon reviewing the historical and projected operating results for these businesses, management concluded that expected future cash flows did not fully support the carrying value of these assets.

(f) The $15 million severance charge was recorded as a result of an announcement by International Paper of a plan to consolidate its land and timber and logging and fiber supply divisions into a new division called Forest Resources and the consolidation of the Consumer Packaging group. Of the $15 million charge, $10 million related to a headcount reduction of 200 employees in the Forest Resources group and the remaining $5 million was based on a personnel reduction of 210 employees in the Consumer Packaging group. At December 31, 1999, all of the 410 employees had been terminated.

      The following table is a roll forward of the severance costs included in the 1998 restructuring plan (in millions):

                                                    Severance
                                                    ---------
Opening Balance (third quarter 1998)                   $ 81
1998 Activity
  Cash charges                                          (19)
1999 Activity
  Cash charges                                          (56)
  Reserve reversal                                       (6)
                                                       ----
Balance, December 31, 1999                             $  0
                                                       ====

      The severance reserve recorded in the 1998 third quarter related to 2,508 employees. As of December 31, 1999, all employees had been terminated.

                                                           1997
                                               ----------------------------
                                                  Earnings       Earnings
                                                   (Loss)         (Loss)
                                               Before Income   After Income
                                                 Taxes and      Taxes and
                                                  Minority       Minority
In millions                                       Interest       Interest
-------------------------------------------    -------------   ------------
Before special items                               $ 783          $ 381
Provision for legal reserve                         (150)           (93)
Restructuring and other charges                     (660)          (465)
Gain on sale of business                             170             97
                                                   -----          -----
After special items                                $ 143          $ (80)
                                                   =====          =====

      In June 1997, a $535 million pre-tax business improvement charge ($385 million after taxes) was recorded under a plan to improve our financial performance through closing or divesting of operations that no longer met financial or strategic objectives. It included approximately $230 million for asset write-downs, $210 million for the estimated losses on sales of businesses and $95 million for severance and other expenses. At this point, the anticipated pre-tax earnings improvement of $100 million from the 1997 restructuring actions has been largely realized. The earnings improvement consists of $25 million of lower depreciation expense and $75 million of lower cash costs.

      The $230 million write-down of assets that International Paper recorded in the second quarter of 1997 consisted primarily of write-downs associated with assets to be sold or shut down as follows (in millions):

Shutdown of European Papers facilities              (a)   $  105
Shutdown of U.S. Papers and Fine Papers facilities  (b)      101
Write-off of Haig Point real estate development     (c)       13
Other shutdowns                                               11
                                                          ------
                                                          $  230
                                                          ======

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

(a) In the second quarter of 1997, management committed to sell the Lancey, France mill to an employee group. We wrote down the net carrying amount of the mill at June 30, 1997 by $65 million and established a reserve of $30 million to cover a retained exposure. This remaining exposure was resolved in 1999. The sale closed in October 1997. Lancey had revenues of $52 million and an operating loss of $7 million in 1997. The Corimex, France mill produced coated thermal fax paper, which is a market that weakened in the mid-1990's. During the second quarter of 1997, management concluded that it would continue to operate this mill but that the assets were impaired. Based on an analysis of expected future cash flows completed in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," we reduced the carrying value of the Corimex mill from $12 million to $2 million, resulting in a $10 million charge. The Corimex mill was shut down in April 1999. Charges related to the shutdown are included in the 1999 special charge. Corimex had operating losses of $4 million in 1998 and $2 million in 1997.

(b) The $101 million reserve related to the restructuring of the Fine Papers manufacturing operations in the Northeast ($51 million) and the shutdown of the deinking facility at the Lock Haven, Pennsylvania mill ($50 million). The restructuring of the Fine Papers operations included the shutdown of the Woronoco, Massachusetts paper mill and 3 small paper machines at the Erie, Pennsylvania mill. In the 1997 second quarter, we decided to close the deinking facility. Given that each of these actions represented the permanent shutdown of equipment or facilities, International Paper wrote down the net carrying amount of the assets to zero. The Woronoco, Massachusetts mill had revenues of $46 million and operating earnings of $5 million in 1997.

(c) We are the developer of a residential golf community named Haig Point at Daufuskie Island, South Carolina. As the developer, International Paper was responsible for operating this community until a specified number of lots were sold, at which time we would turn the community over to the homeowners. The net book value of our investment in Haig Point was $13 million at June 30, 1997. Given continuing operating losses, $5 million in 1997 and an updated marketing study, we concluded that the investment was permanently impaired and wrote it down to zero. Operating losses of $1 million and $500,000 were recorded in 1999 and 1998, respectively.

      The $210 million for the estimated losses on sales of businesses related to the following (in millions):

Imaging                                             (a) $  150
Veratec                                             (b)     25
Decorative Products                                 (c)     20
Label                                               (d)     15
                                                        ------
                                                        $  210
                                                        ======

(a) We decided to sell our Imaging businesses in the second quarter of 1997. Based on discussions with our investment banker and meetings with potential buyers, International Paper believed that the most likely outcome was to realize approximately $325 million. A reserve of $150 million was established, which represented the estimated loss on the sale. We expected to complete the sale of the Imaging businesses within one year. The Imaging businesses had revenues of $690 million and operating earnings of $9 million in 1997.

(b) The Veratec division had developed a business that was based on an interspun technology for treating fabrics. The net carrying value of this business was $25 million at June 30, 1997. In June 1997, we decided to shut down this business and recorded a reserve of $25 million. Prior to the shutdown, this business had revenues of $2 million and an operating loss of $7 million in 1997.

(c) In the second quarter of 1997, management decided to sell the medium-density fiberboard, low-pressure laminates and particleboard businesses. We estimated the expected sales prices for each of these businesses and recorded a reserve of $20 million to reduce the net carrying amounts to these levels. We expected to complete the sales of these businesses within one year. These businesses had revenues of $196 million and operating losses of $1 million in 1997.

(d) In the second quarter of 1997, management committed to a plan to sell the label business. The estimated total loss on the label business sale included in the second-quarter 1997 restructuring charge was $15 million. The label business

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

      was sold in May of 1998. The label business had revenues of $24 million and an operating loss of $2 million in 1997.

      The $95 million of severance and other expenses consists of the following (in millions):

Severance                                             (a)  $  42
Write-off of deferred software costs                  (b)     18
Lease buyouts at warehouses                           (c)      9
Write-off of deinking process license                 (d)      4
Other exit costs                                      (e)     22
                                                           -----
                                                           $  95
                                                           =====

(a) The $42 million severance charge relates to programs initiated and approved in the 1997 second quarter in the Printing and Communications Papers, Industrial and Consumer Packaging segments and corporate staff groups to reduce headcount by 3,015 employees under our existing ongoing severance plans. We recorded the charge in the second quarter as (1) management had committed to the plan of termination, (2) the benefit arrangement had been communicated to the employees, (3) the number of employees, their functions and locations had been identified, and (4) all terminations were to be completed in approximately one year. As of December 31, 1999, all employees had been terminated under these programs.

(b) The $18 million charge for the write-off of deferred software costs relates to two items as follows: (1) during the 1997 second quarter, a human resources software project, for which $11 million of deferred software costs had been recorded, was cancelled and (2) as a result of the decision to sell certain businesses in the second quarter of 1997, we decided to terminate enterprise software projects in these businesses, for which we had recorded $7 million of deferred software costs.

(c) The $9 million charge represents the cost to buy out obligations under existing warehouse leases. A decision to close these warehouses was made in the second quarter of 1997.

(d) The $4 million charge represents the write-off of the net carrying value of the deinking process license that had been acquired from a third party. International Paper permanently shut down this operation in the 1997 second quarter. Accordingly, we wrote the license down to zero.

(e)   The charge of $22 million relates to other exit costs.

      In December 1997, an additional pre-tax charge of $125 million ($80 million after taxes) was recorded for anticipated losses associated with the sale of the remaining Imaging businesses. Such amount was determined after consideration of the sales of certain of the Imaging businesses that had been completed and the estimated proceeds from the businesses remaining to be sold. The remaining Imaging businesses were sold in 1998.

      Also included in the 1997 special items was a $150 million provision to increase our legal reserves as a result of a settlement by Masonite Corporation, a wholly-owned subsidiary, of a class-action lawsuit relating to its hardboard siding product. A more detailed discussion of this legal settlement is included in Note 11. to the financial statements.

      The following table is a roll forward of the severance and other costs included in the 1997 restructuring plan (in millions):

                                               Severance
                                                  and
                                                 Other
                                               ---------
Opening Balance (second quarter 1997)           $   95
  1997 Activity
     Asset write-downs                             (18)
     Cash charges                                  (15)
                                                ------
Balance, December 31, 1997                          62
  1998 Activity
     Asset write-downs                              (4)
     Reserve reversals                              (9)
     Cash charges                                  (40)
                                                ------
Balance, December 31, 1998                           9
  1999 Activity
     Cash charges                                   (9)
                                                ------
Balance, December 31, 1999                      $    0
                                                ======

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

ONGOING PROFIT IMPROVEMENT REVIEW

      International Paper continually evaluates its operations for improvement. When any such plans are finalized, we may incur costs or charges in future periods related to improvement plans when and if such plans are implemented.

INCOME TAXES

      Before special items, the 1999 effective income tax rate was 28% of pre-tax earnings, increasing from 26% in 1998 and decreasing from 34% in 1997. The effective income tax rates are below the U.S. statutory tax rate primarily because of the geographic mix of overall taxable earnings and the impact of state tax and other credits, both of which were more pronounced in 1999 and 1998 than in 1997. After special items, the effective income tax rate was 19%, 22% and 58% for 1999, 1998 and 1997, respectively. We estimate that the 2000 effective income tax rate will be approximately 31% based on expected earnings and business conditions, which are subject to change.

      The following tables present the impact of the special items on the effective income tax rate for the three years. Taxes on special charges were provided at statutory rates except for those charges that represent tax deductions that management does not believe will be realized.

                                                         1999
                                       --------------------------------------
                                       Earnings (Loss)
                                           Before       Income
                                        Income Taxes      Tax       Effective
                                        and Minority    Provision     Tax
In millions                               Interest      (Benefit)     Rate
-------------------------------------- ---------------  ---------   ---------
Before special and extraordinary items     $1,005        $ 281         28%
Union Camp merger-related
  termination benefits                       (148)         (51)        34%
One-time merger expenses                     (107)         (29)        27%
Restructuring and other charges              (298)        (108)        36%
Environmental remediation charge              (10)          (4)        40%
Provision for legal reserves                  (30)         (12)        40%
Reversal of reserves no longer
  required                                     36            9         25%
                                           ------        -----
After special items                        $  448        $  86         19%
                                           ======        =====

                                                         1998
                                       --------------------------------------
                                       Earnings (Loss)
                                           Before       Income
                                        Income Taxes      Tax       Effective
                                        and Minority    Provision     Tax
In millions                               Interest      (Benefit)     Rate
-------------------------------------- ---------------  ---------   ---------
Before special items                       $  598        $ 158         26%
Oil and gas impairment charges               (111)         (43)        39%
Restructuring and other charges              (161)         (61)        38%
Gain on sale of business                       20            8         40%
Reversals of reserves no longer
  required                                     83           33         40%
                                           ------        -----
After special items                        $  429        $  95         22%
                                           ======        =====

                                                         1997
                                       --------------------------------------
                                       Earnings (Loss)
                                           Before       Income
                                        Income Taxes      Tax       Effective
                                        and Minority    Provision     Tax
In millions                               Interest      (Benefit)     Rate
-------------------------------------- ---------------  ---------   ---------
Before special items                       $  783        $ 268         34%
Provision for legal reserve                  (150)         (57)        38%
Restructuring and other charges              (660)        (195)        30%
Gain on sale of business                      170           67         39%
                                           ------        -----
After special items                        $  143        $  83         58%
                                           ======        =====

RECENT ACCOUNTING DEVELOPMENTS

      In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured by its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

      The Statement is effective for fiscal years beginning after June 15, 2000. A company may also implement the Statement as of the beginning of any fiscal quarter after issuance. The Statement cannot be applied retroactively. The Statement must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired, or substantively modified after December 31, 1997 (and, at the company's election, before January 1, 1998).

      We have not quantified the impact of adopting the Statement on our consolidated financial statements nor have we determined the timing of or method of the adoption. However, adoption of the provisions of the Statement could increase volatility in earnings and other comprehensive income.

LEGAL AND ENVIRONMENTAL ISSUES

      International Paper operates in an industry subject to extensive federal and state environmental regulation. Controlling pollutants discharged into the air, water and groundwater to avoid adverse impacts on the environment, making continual improvements in environmental performance, and maintaining 100% compliance with applicable laws and regulations are continuing requirements of International Paper. A total of $90 million was spent in 1999 for capital projects to control environmental releases into the air and water and to assure environmentally sound management and disposal of waste. We expect to spend approximately $257 million in 2000 for similar capital projects, including the costs to comply with the Environmental Protection Agency's (EPA) Cluster Rule regulations. Amounts to be spent for environmental control projects in future years will depend on new laws and regulations and changes in legal requirements and environmental concerns. Taking these uncertainties into account, our preliminary estimate for 2001 and 2002 is approximately $157 million in total.

      On April 15, 1998, the EPA issued final Cluster Rule regulations that established new requirements regarding air emissions and wastewater discharges from pulp and paper mills to be met between now and 2006. One of the requirements of the Cluster Rule is that pulp and paper mills use only elemental chlorine-free (ECF) technology in the pulp bleaching process. We have spent $247 million through 1999 to convert 15 of our U.S. and European bleached mills to this technology and for certain other projects related to the Cluster Rule regulations. The projected costs included in our estimate related to the Cluster Rule regulations for the years 2000 through 2001 are $229 million. Projected Cluster Rule costs for 2002 through 2006 are in the range of $150 million to $195 million. The final cost depends on the outcome of the Cluster Rule water regulations for pulp and paper categories other than bleached kraft and soda. Regulations for these categories are not likely to become final until late 2000 or 2001. We estimate that annual operating costs, excluding depreciation, will increase approximately $20 million when these regulations are fully implemented.

      International Paper has been named as a potentially liable party in a number of environmental remediation actions under various federal and state laws, including the Comprehensive Environmental Response, Compensation and Liability Act. Related costs are recorded in the financial statements when they are probable and reasonably estimable. Completion of these actions is not expected to have a material adverse effect on our financial condition or results of operations.

Masonite Litigation

      Three nationwide class action lawsuits filed against International Paper have been settled. The first suit alleged that hardboard siding manufactured by Masonite fails prematurely, allowing moisture intrusion that in turn causes damage to the structure underneath the siding. The class consisted of all U.S. property owners having Masonite hardboard siding installed on and incorporated into buildings between 1980 and January 15, 1998. Final approval of the settlement was granted by the Court on January 15, 1998. The settlement provides for monetary compensation to class members meeting the settlement requirements on a claims-made basis. It also provides for the payment of attorneys' fees equaling 15% of the settlement amounts paid to class members, with a nonrefundable advance of $47.5 million plus $2.5 million in costs.

      The second suit made similar allegations with regard to Omniwood siding manufactured by Masonite (the "Omniwood Lawsuit"). The class consists of all U.S. property owners having Omniwood siding installed on and incorporated into buildings from January 1, 1992 to January 6, 1999.

      The third suit alleged that Woodruf roofing manufactured by Masonite is defective and causes damage to the

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

structure underneath the roofing (the "Woodruf Lawsuit"). The class consists of all U.S. property owners on which Masonite Woodruf roofing has been incorporated and installed from January 1, 1980 to January 6, 1999.

      Final approval of the settlements of the Omniwood and Woodruf lawsuits was granted by the Court on January 6, 1999. The settlements provide for monetary compensation to class members meeting the settlement requirements on a claims-made basis, and provides for payment of attorneys' fees equaling 13% of the settlement amounts paid to class members with a nonrefundable advance of $1.7 million plus $75,000 in costs for each of the two cases.

      Our reserves for these matters total $76 million at December 31, 1999. This amount includes $25 million which we added to our reserve for hardboard siding claims in the fourth quarter of 1999, to cover an expected shortfall in that reserve resulting primarily from a higher number of hardboard siding claims in the fourth quarter of 1999 than we had anticipated. It is reasonably possible that the higher number of hardboard siding claims might be indicative of the need for one or more future additions to this reserve. However, whether or not any future additions to this reserve become necessary, International Paper believes that these settlements will not have a material adverse effect on our consolidated financial position or results of operations. The reserve balance is net of $51 million of expected insurance recoveries (apart from the insurance recoveries to date). Through December 31, 1999, settlement payments of $183 million, including the $51 million of nonrefundable advances of attorney's fees discussed above, have been made. Also, we have received $27 million from our insurance carriers through December 31, 1999. International Paper and Masonite have the right to terminate each of the settlements after seven years from the dates of final approval.

Linerboard Litigation

      On May 14, 1999 and May 18, 1999, two lawsuits were filed against International Paper, the former Union Camp Corporation and other manufacturers of linerboard alleging that the defendants conspired to fix prices for linerboard and corrugated sheets during the period October 1, 1993 through November 30, 1995. Both lawsuits were filed seeking nationwide class certification. The lawsuits allege that various purchasers of corrugated sheets and corrugated containers were injured as a result of the alleged conspiracy. The cases have been consolidated in federal court in the Eastern District of Pennsylvania. Motions to dismiss the cases are pending before the Court.

COPEC

      International Paper's majority-owned subsidiary, Carter Holt Harvey, had an indirect shareholding of 30.05% in Chile's largest industrial company, COPEC, through Carter Holt Harvey's subsidiary, Carter Holt Harvey International. This shareholding was held through Carter Holt Harvey International's 50% interest in Inversiones y Desarrollo Los Andes S.A. ("Los Andes"), which held 60.1% of the shares of COPEC. The other 50% of Los Andes was owned by Inversiones Socoroma S.A. ("Socoroma"), a Chilean investment company. In late 1993, Carter Holt Harvey International commenced several actions in Chilean courts challenging certain corporate governance documents of Los Andes, as well as agreements between Carter Holt Harvey and Socoroma. All of those actions have now been terminated. In December 1994, Socoroma commenced an arbitration action seeking to expel Carter Holt Harvey International from Los Andes. In April 1998, the arbitrator dismissed Socoroma's request, but granted it the right to claim monetary damages for what he found was Carter Holt Harvey International's breach of certain of its obligations as a participant in the Los Andes joint venture. All of the foregoing litigation has been settled. As part of the settlement, on January 3, 2000, AntarChile, S.A. purchased Carter Holt Harvey's interest in COPEC for just over $1.2 billion.

Other Litigation

      In April 1999, the Franklin, Virginia mill received a Notice of Violation ("NOV") from the U.S. Environmental Protection Agency ("EPA"), Region 3 in Philadelphia, and an NOV from the Commonwealth of Virginia alleging that the mill violated the Prevention of Significant Deterioration ("PSD") regulations. The Franklin mill was owned by Union Camp Corporation at that time and was one of seven paper mills in Region 3 owned by different companies which received similar notices of violation. Union Camp merged with International Paper on April 30, 1999, and International Paper has entered into negotiations with the EPA and the Commonwealth of Virginia.

      The Franklin mill NOVs were issued in connection with the EPA's well publicized PSD air permit enforcement initiative against the paper industry. In 1999, our paper mills in Kaukauna, Wisconsin and Augusta, Georgia received

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

requests for information from the EPA regarding compliance with the PSD regulations. The EPA's initiative may result in similar actions at other facilities.

      On August 5, 1999, International Paper and the New York Department of Environmental Conservation entered into a consent order which resolved several alleged air permit violations at our paper mill in Ticonderoga, New York, for a civil penalty of $100,000.

      In August 1998, the former Union Camp Corporation informed the Virginia Department of Environmental Quality ("DEQ") of certain New Source Performance Standards ("NSPS") permitting discrepancies related to a power boiler at the paper mill in Franklin, Virginia. On August 11, 1999, the DEQ proposed a consent order with a civil penalty exceeding $100,000. Terms of the consent order, including the penalty, are being negotiated with the DEQ.

      In November 1999, the Wisconsin Department of Natural Resources filed a civil complaint alleging past exceedences of air permit limits at the former Union Camp flexible packaging facility located in Tomah, Wisconsin. The complaint seeks penalties that could exceed $100,000. International Paper is engaged in settlement discussions with the state.

      We are also involved in other contractual disputes, administrative and legal proceedings and investigations of various types. While any litigation, proceeding or investigation has an element of uncertainty, we believe that the outcome of any proceeding, lawsuit or claim that is pending or threatened, or all of them combined, will not have a material adverse effect on our consolidated financial position or results of operations.

IMPACT OF EURO

      The introduction of the euro for noncash transactions took place on January 1, 1999, with 11 countries participating in the first wave: Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, Netherlands, Portugal and Spain. There has been an irrevocable locking of exchange rates between each of the participating countries' national currencies and the new euro currency, which became a currency in its own right. The euro has begun trading on world currency exchanges and may be used in business transactions. On January 2, 2002, new euro-denominated bills and coins will be issued and legacy currencies will be completely withdrawn from circulation that year. In general, the euro is expected to increase price transparency for our products in Europe. The major impact to International Paper will be to its businesses within the euro zone, which make up approximately 10% of sales. Each of our European businesses has a plan in place to deal with the introduction of the euro.

      Over the three year transition period, our computer systems will be updated to ensure euro compliance. Also, we are reviewing our marketing and operational policies and procedures to ensure our ability to continue to successfully conduct all aspects of our business in this new market. In general, our product lines are likely to become somewhat more international, with some leveling of prices that is not expected to significantly impact our operations. We anticipate that the total costs in connection with the euro conversion will not be material. Further, we do not anticipate that the conversion from the legacy currencies to the euro will have a material adverse effect on our consolidated financial position or results of operations.

YEAR 2000 READINESS

      The Year 2000 problem concerns the inability of systems to properly recognize and process date-sensitive information beyond January 1, 2000.

      We have not experienced any significant issues associated with the Year 2000 and to our knowledge and belief are not aware of any incidents which may have affected the safety of our employees or the environment, customer service or production. Our locations worldwide are operating normally and according to schedule. Although some problems were noted, they were quickly corrected and were insignificant.

      We completed the necessary testing, remediation and final action plans at our facilities, including the facilities acquired in our merger with Union Camp, in an effort to ensure that we entered the Year 2000 without a material disruption to our customers. The program covered information systems infrastructure, financial and administrative systems, process control and manufacturing operating systems. It also included readiness assessment of significant vendors and customers, as well as a contingency and continuing compliance plan. The Year 2000 Program Office, a centralized department which coordinated Year 2000 efforts throughout International Paper, is in the process of disbanding.

      We adopted a 9-step process toward Year 2000 readiness: (1) planning and awareness; (2) inventory; (3) triage (assess risks and prioritize efforts); (4) detailed assessment (identification of where failures may occur, solutions and workarounds, and plans to repair or replace); (5) resolution (repair, replace or retire systems that cannot properly process Year 2000

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

dates; create bridges to other systems and perform unit testing); (6) test planning; (7) test execution (some manufacturing systems require scheduling of equipment downtime); (8) deployment of compliant systems; and (9) fallout (remove bridges and patches; recertify). These steps were completed.

      We rely on third-party suppliers for raw materials, water, utilities, transportation and other key services. We are also dependent upon our customers for sales and cash flow. An ongoing program was instituted to evaluate the status of our suppliers' and customers' efforts and to determine alternatives and contingency plan requirements. This program included both written correspondence and on-site visits to assess their readiness. We received assurances from our key suppliers and customers that they would be able to handle the transition to the Year 2000. We believe that no individual supplier or customer is material to our total business.

      The incremental Year 2000-related costs were $85 million which was well within our estimated range of $90 million plus or minus 10%. This cost excludes software and systems that are being replaced or upgraded in the normal course of business. The majority of these costs related to production facility systems. We utilized internal personnel, contract programmers and vendors to complete the project.

EFFECT OF INFLATION

      General inflation has had minimal impact on our operating results in the last three years. Sales prices and volumes are more strongly influenced by supply and demand factors in specific markets and by exchange rate fluctuations than by inflationary factors.

MARKET RISK

      We use financial instruments, including fixed and variable rate debt, to finance operations, for capital spending programs and for general corporate purposes. Additionally, financial instruments, including swap and forward contracts, are used to hedge exposures to interest rate and foreign currency risks. We do not use financial instruments for trading purposes.

      Our exposure to market risk for changes in interest rates relates primarily to investments in marketable securities, and short- and long-term debt obligations. We invest in high-credit-quality securities with major international financial institutions while limiting exposure to any one issuer. Our debt obligations outstanding as of December 31, 1999, expressed in U.S. dollar equivalents, are summarized as to their principal cash flows and related weighted average interest rates by year of maturity in the following table. Our investments in marketable securities at December 31, 1999 were not significant.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

Short- and Long-Term Debt (in millions)

Outstanding as of December 31, 1999                             2000         2001         2002        2003         2004
----------------------------------------------------            ----         ----         ----        ----         ----
U.S. commercial paper and
   bank notes - 6.6% average interest rate                    $  307
New Zealand dollar commercial
   paper and bank notes - 5.6%  average interest rate            436
Australian dollar commercial
   paper and bank notes - 5.7%  average interest rate            271
Chinese renminbi bank notes -
   6.5% average interest rate                                     19
Euro bank notes - 3.3% average interest rate                     133
New Zealand dollar notes
   payable  -   6.2% average interest rate                       510
Fixed rate debt - 7.9% average interest rate                     373        $ 289        $ 389       $ 239        $ 688
5 7/8% Swiss franc debentures                                                  68
Medium-term notes - 8.3%  average interest rate                   24          145           80          30            9
Environmental and industrial
   development bonds - 6.1% average interest rate                 34           24           75           6           34
German mark fixed rate
   borrowings   - 4.7% average interest rate                      24           41           40          20            7
Euro fixed rate borrowings -
   5 3/8% average interest rate
Other                                                            114           46           56           5            6
                                                              ------        -----        -----       -----        -----
Total Debt                                                    $2,245        $ 613        $ 640       $ 300        $ 744
                                                              ======        =====        =====       =====        =====

Outstanding as of December 31, 1999                             Thereafter     Total      Fair Value
----------------------------------------------------            ----------     -----      ----------
U.S. commercial paper and
   bank notes - 6.6% average interest rate                                    $   307      $   307
New Zealand dollar commercial
   paper and bank notes - 5.6%  average interest rate                             436          436
Australian dollar commercial
   paper and bank notes - 5.7%  average interest rate                             271          271
Chinese renminbi bank notes -
   6.5% average interest rate                                                      19           19
Euro bank notes - 3.3% average interest rate                                      133          133
New Zealand dollar notes
   payable  -   6.2% average interest rate                                        510          510
Fixed rate debt - 7.9% average interest rate                     $ 2,316        4,294        4,336
5 7/8% Swiss franc debentures                                                      68           70
Medium-term notes - 8.3%  average interest rate                       43          331          336
Environmental and industrial
   development bonds - 6.1% average interest rate                  1,179        1,352        1,350
German mark fixed rate
   borrowings   - 4.7% average interest rate                                      132          132
Euro fixed rate borrowings -
   5 3/8% average interest rate                                      249          249          244
Other                                                                111          338          340
                                                                 -------      -------      -------
Total Debt                                                       $ 3,898      $ 8,440      $ 8,484
                                                                 =======      =======      =======

      For debt obligations, the table presents principal cash flows and related weighted average interest rates by year of maturity. Variable interest rates disclosed represent the weighted average rates at the end of the period. For financial statement classification, $1.5 billion of short-term debt has been classified as long-term pursuant to line of credit agreements.

      We use cross-currency and interest rate swap agreements to manage the composition of our fixed and floating rate debt portfolio. Amounts to be paid or received as interest under these agreements are recognized over the life of the swap agreements as adjustments to interest expense. The impact on earnings and our net liability under these agreements was not significant. Our cross-currency and interest rate swap agreements outstanding at December 31, 1999, expressed in U.S. dollar equivalents, by year of maturity, are presented in the following table.

Interest Rate and Currency Swaps (in millions)

Outstanding as of December 31, 1999                      2000    2001     2002    2003      2004   Thereafter   Total    Fair Value
-----------------------------------------------------    ----    ----     ----    ----      ----   ----------   -----    ----------
U.S. dollar variable to fixed rate swaps                                   $45    $200      $300      $500      $1,045       $16
   Average pay rate 7.3%
   Average receive rate 6.1%
Australian dollar variable to fixed rate swaps            $48     $48       16      48        16                   176         2
   Average pay rate 6.0%
   Average receive rate 5.4%
New Zealand dollar variable to fixed rate swaps            23      26       52      26        13                   140         2
   Average pay rate 6.8%
   Average receive rate 5.4%
U.S. dollar fixed to variable rate swaps                                    45     200       550       500       1,295       (25)
   Average pay rate 7.4%
   Average receive rate 6.6%
U.S. dollar to Australian dollar cross-currency swap                       150                                     150        (4)
Swiss franc to New Zealand dollar cross-currency swaps             75                                               75        (8)

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

      We also transact business in many currencies and are subject to currency exchange rate risk. We address this risk through a risk management program that involves financing a portion of our investments in overseas operations with borrowings denominated in the same currency as the investment or by entering into currency exchange contracts in tandem with U.S. dollar borrowings. These contracts are effective in providing hedges against fluctuations in currency exchange rates. Additionally, we utilize currency exchange contracts to hedge certain transactions that are denominated in foreign currencies, primarily export sales and equipment purchased from nonresident vendors. These contracts serve to protect us from currency fluctuations between the transaction and settlement dates.

      The following table presents information about our foreign currency forward contracts outstanding as of December 31, 1999, expressed in U.S. dollar equivalents. The majority of the contracts have maturities of less than 12 months. This information should be read in conjunction with Note 14. to the consolidated financial statements which can be found on pages 52 and 53.

Foreign Currency Forward Contracts
(U.S. dollars in millions)

                                                                       Weighted         Net
                                                                       Average       Unrealized
                                                        Contract       Exchange         Gain
Outstanding as of December 31, 1999                      Amount          Rate          (Loss)
----------------------------------------------------    --------       --------      ----------
Receive Australian dollars / Pay New Zealand dollars     $   20          0.79           $(1)
Receive German marks / Pay British pounds                    40          3.00            (3)
Receive European euros / Pay U.S. dollars                 1,063          0.95            52
Receive European euros / Pay British pounds                  65          1.58            (1)
Receive British pounds / Pay U.S. dollars                   107          0.62
Receive British pounds / Pay European euros                  21          0.63
Receive New Zealand dollars / Pay Australian dollars        117          1.23            (5)
Receive New Zealand dollars / Pay U.S. dollars              499          1.94            10
Receive Swedish kronas / Pay U.S. dollars                    34          8.09             2
Receive U.S. dollars / Pay European euros                    56          1.07
Receive U.S. dollars / Pay British pounds                    20          1.61
Receive U.S. dollars / Pay New Zealand dollars               26          0.56             3

      We have an additional $71 million in a number of smaller contracts to purchase or sell other currencies with a related net unrealized immaterial gain.

VALUE AT RISK

      Value at risk is used to describe an approach for measuring market risk exposure that utilizes statistical models that are based on historical price and volatility patterns to estimate the probability of the value of a financial instrument falling above or below a specified amount at a specified confidence level and over a given time period. Our analysis uses variance-covariance statistical modeling techniques and includes substantially all interest rate-sensitive debt and swaps, and currency exchange contracts. The model estimates the potential loss in fair market value or earnings we could incur from adverse changes in interest rates or currency exchange rates. We believe that any loss incurred would be substantially offset by the effects of interest rate or currency exchange movements on the respective underlying hedged transactions. The results of our analysis at a 95% confidence level were not significant to our consolidated common shareholders' equity, earnings or daily change in market capitalization.

FORWARD-LOOKING STATEMENTS

      Certain statements in this 1999 Annual Report to Shareholders that are not historical in nature may constitute forward-looking statements. These statements are often identified by the words, "believe," "expect," "plan," "project," "intend," and words of similar import. Such statements reflect the current views of International Paper with respect to future events and are subject to risks and uncertainties. Actual results may differ materially from those expressed or implied in these statements. Factors which could cause actual results to differ include, among other things, changes in overall demand, changes in domestic or foreign competition, changes in the cost or availability of raw materials, the cost of compliance with environmental laws and regulations, and whether anticipated savings from merger and other restructuring activities can be achieved. In view of such uncertainties, investors are cautioned not to place undue reliance on these forward-looking statements. International Paper does not assume any obligation to update these forward-looking statements.

                   FINANCIAL INFORMATION BY INDUSTRY SEGMENT
                              AND GEOGRAPHIC AREA

INDUSTRY SEGMENT AND GEOGRAPHIC AREA INFORMATION

For information about our industry segments, see the "Description of Industry Segments" included in management's discussion and analysis of financial condition and results of operations. The segment and geographic area information has been restated to include Union Camp for all years presented.

      For management purposes, we report the operating performance of each business based on earnings before interest and income taxes ("EBIT") excluding special and extraordinary items and gains or losses on sales of businesses. Our Carter Holt Harvey segment includes our share, about half, of Carter Holt Harvey's operating earnings adjusted for U.S. generally accepted accounting principles. The remaining half is included in the minority interest adjustment. Intersegment sales and transfers are recorded at current market prices. Corporate sales include the Imaging and Veratec businesses that were sold in 1998 and 1997. Corporate operating profit also includes these businesses as well as corporate expenses. Corporate assets include these businesses for the applicable years in addition to other assets not allocated to our segments. Sales for these businesses were $220 million in 1998 and $938 million in 1997. These businesses recorded an operating loss of $2 million in 1998 and operating profits of $27 million in 1997.

      External Sales by Major Product is determined by aggregating sales from each segment based on similar products or services. External sales are defined as those that are made to parties outside International Paper's consolidated group whereas sales by segment in the Net Sales table are determined by the management approach and include intersegment sales.

      Capital Spending by Industry Segment is reported on page 13 of management's discussion and analysis of financial condition and results of operations.

FINANCIAL INFORMATION BY INDUSTRY SEGMENT

NET SALES
In millions                                        1999        1998        1997
------------------------------------------     --------    --------    --------
Printing and Communications Papers             $  5,930    $  5,915    $  6,415
Industrial and Consumer Packaging                 7,050       7,010       6,785
Distribution                                      6,850       6,280       5,250
Chemicals and Petroleum                           1,455       1,465       1,585
Forest Products                                   3,205       2,930       3,025
Carter Holt Harvey                                1,605       1,505       1,955
Corporate and Intersegment
   Sales (1)                                     (1,522)     (1,126)       (459)
                                               --------    --------    --------
Net Sales                                      $ 24,573    $ 23,979    $ 24,556
                                               ========    ========    ========

ASSETS
In millions                                        1999        1998        1997
------------------------------------------     --------    --------    --------
Printing and Communications Papers             $  7,929    $  8,213    $  8,458
Industrial and Consumer Packaging                 7,316       7,389       6,823
Distribution                                      1,893       1,903       1,370
Chemicals and Petroleum                           1,531       1,614       2,033
Forest Products                                   3,819       3,644       3,845
Carter Holt Harvey (2)                            4,183       4,475       4,953
Corporate (1)                                     3,597       4,228       4,489
                                               --------    --------    --------
Assets                                         $ 30,268    $ 31,466    $ 31,971
                                               ========    ========    ========

OPERATING PROFIT
In millions                                        1999        1998        1997
------------------------------------------     --------    --------    --------
Printing and Communications Papers             $    255    $    180    $    245
Industrial and Consumer Packaging                   560         335         260
Distribution                                        105          85          90
Chemicals and Petroleum                             125         135         180
Forest Products                                     725         620         615
Carter Holt Harvey (3)                               40          20          90
                                               --------    --------    --------
Operating Profit                                  1,810       1,375       1,480
Interest expense, net                              (541)       (614)       (607)
Minority interest adjustment (3)                     74          57         165
Corporate items, net (1)                           (338)       (220)       (255)
Merger integration costs                           (255)
Environmental remediation charge                    (10)
Provision for legal reserves                        (30)                   (150)
Restructuring and other charges                    (298)       (145)       (660)
Oil and gas impairment charges                                 (111)
Scitex restructuring and
   other charges                                                (16)
Reversals of reserves no longer
   required                                          36          83
Gains on sales of businesses                                     20         170

Earnings Before Income Taxes, Minority         --------    --------    --------
    Interest and Extraordinary Item            $    448    $    429    $    143
                                               ========    ========    ========

                   FINANCIAL INFORMATION BY INDUSTRY SEGMENT
                              AND GEOGRAPHIC AREA

RESTRUCTURING AND OTHER CHARGES
In millions                                        1999        1998        1997
------------------------------------------     --------    --------    --------
Printing and Communications Papers             $     55    $     32    $    186
Industrial and Consumer Packaging                   114          46          48
Distribution                                         23          31          16
Chemicals and Petroleum                              63           4          29
Forest Products                                      16          14          66
Carter Holt Harvey                                   27          18
Corporate                                                                   315
                                               --------    --------    --------
Restructuring and Other Charges                $    298    $    145    $    660
                                               ========    ========    ========

DEPRECIATION, DEPLETION AND AMORTIZATION
In millions                                        1999        1998        1997
------------------------------------------     --------    --------    --------
Printing and Communications Papers             $    556    $    535    $    577
Industrial and Consumer Packaging                   466         447         459
Distribution                                         32          25          22
Chemicals and Petroleum                              99         106         109
Forest Products                                     196         218         217
Carter Holt Harvey                                  201         193         202
Corporate                                           115         136         152
                                               --------    --------    --------
Depreciation, Depletion and Amortization          1,665       1,660       1,738
Less: Depletion (4)                                 145         166         168
                                               --------    --------    --------
Depreciation and Amortization                  $  1,520    $  1,494    $  1,570
                                               ========    ========    ========

EXTERNAL SALES BY MAJOR PRODUCT
In millions                                        1999        1998        1997
------------------------------------------     --------    --------    --------
Printing Papers                                $  5,069    $  5,475    $  6,015
Packaging                                         7,361       7,360       7,115
Distribution                                      6,926       6,235       5,165
Chemicals and Petroleum                           1,458       1,230       1,320
Forest Products                                   3,759       3,430       3,850
Corporate Sales (1)                                             249       1,091
                                               --------    --------    --------
Net Sales                                      $ 24,573    $ 23,979    $ 24,556
                                               ========    ========    ========

(1) Includes results or assets, as applicable, from operations that were disposed of in 1998 and 1997.
(2) Includes an equity investment (in millions) of $876 in 1999, $956 in 1998 and $974 in 1997.
(3) Includes equity earnings (in millions) of $54 in 1999, $20 in 1998 and $65 in 1997. Half of these equity earnings amounts are in the Carter Holt Harvey segment and half are in the minority interest adjustment.
(4) Depletion consists of Cost of Timber Harvested and is included in the Forest Products and Carter Holt Harvey segments.

FINANCIAL INFORMATION BY GEOGRAPHIC AREA

NET SALES (1)
In millions                                       1999         1998         1997
------------------------------------------     -------      -------      -------
United States (2)                              $19,152      $18,682      $18,317
Europe                                           3,257        3,251        3,680
Pacific Rim (3)                                  1,865        1,731        2,217
Other                                              299          315          342
                                               -------      -------      -------
Net Sales                                      $24,573      $23,979      $24,556
                                               =======      =======      =======

EUROPEAN SALES BY INDUSTRY SEGMENT
In millions                                       1999         1998         1997
------------------------------------------     -------      -------      -------
Printing and Communications Papers             $ 1,514      $ 1,423      $ 1,675
Industrial and Consumer Packaging                  750          772          765
Distribution                                       347          323          232
Chemicals and Petroleum                            446          465          494
Forest Products                                    200          208          119
Other Businesses                                                 60          395
                                               -------      -------      -------
European Sales                                 $ 3,257      $ 3,251      $ 3,680
                                               =======      =======      =======

LONG-LIVED ASSETS (4)
In millions                                       1999         1998         1997
------------------------------------------     -------      -------      -------
United States                                  $12,325      $13,149      $13,308
Europe                                           1,888        2,101        2,057
Pacific Rim (3)                                  2,625        2,793        3,048
Other                                               77           74          131
Corporate                                          387          296          436
                                               -------      -------      -------
Long-Lived Assets                              $17,302      $18,413      $18,980
                                               =======      =======      =======

(1)   Revenues are attributed to countries based on location of seller.
(2) Export sales to unaffiliated customers (in billions) were $1.5 in 1999 and 1998 and $1.8 in 1997.
(3) Operations in New Zealand and Australia account for most of the Pacific Rim amounts.
(4) Long-Lived Assets includes Forestlands and Plants, Properties and Equipment, Net.

REPORT OF MANAGEMENT ON FINANCIAL STATEMENTS

The management of International Paper Company is responsible for the fair presentation of the information contained in the financial statements in this annual report. The statements are prepared in accordance with U.S. generally accepted accounting principles and reflect management's best judgment as to our financial position, results of operations and cash flows.

      International Paper maintains a system of internal accounting controls designed to provide reasonable assurance that transactions are properly recorded and summarized so that reliable financial records and reports can be prepared and assets safeguarded.

      An important part of the internal controls system is our ethics program: including our long-standing policy on Ethical Business Conduct, which requires employees to maintain the highest ethical and legal standards in their conduct of International Paper business; a toll-free telephone compliance line whereby any employee may report suspected violations of law or International Paper's policy; and an office of ethics and business practices. The internal controls system further includes careful selection and training of supervisory and management personnel, appropriate delegation of authority and division of responsibility, dissemination of accounting and business policies throughout International Paper, and an extensive program of internal audits with management follow-up.

      The independent public accountants provide an objective, independent review of management's discharge of its responsibility for the fairness of our financial statements. They review our internal accounting controls and conduct tests of procedures and accounting records to enable them to form the opinion set forth in their report.

      The Board of Directors monitors management's administration of International Paper's financial and accounting policies and practices, and the preparation of these financial statements. The Audit Committee, which consists of four nonemployee directors, meets regularly with representatives of management, the independent public accountants and the Internal Auditor to review their activities. The Audit Committee recommends that the shareholders approve the appointment of the independent public accountants to conduct the audit.

      The independent public accountants and the Internal Auditor both have free access to the Audit Committee and meet regularly with the Audit Committee, with and without management representatives in attendance.


/s/ John V. Faraci
JOHN V. FARACI

SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of International Paper Company:

We have audited the accompanying consolidated balance sheets of International Paper Company (a New York corporation) and subsidiaries as of December 31, 1999 and 1998, and the related statements of earnings, common shareholders' equity and cash flows for each of the three years ended December 31, 1999. These financial statements are the responsibility of International Paper's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of Union Camp Corporation (a company acquired during 1999 in a transaction accounted for as a pooling-of-interests) prior to 1999. The Union Camp financial statements reflect total assets and total revenues of 16% and 19% in each of 1998 and 1997, respectively, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for that entity, is based solely on the report of the other auditors.

      We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

      In our opinion, based on our audits and the report of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of International Paper Company and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years ended December 31, 1999 in conformity with generally accepted accounting principles in the United States.


/s/ Arthur Andersen

NEW YORK, N.Y.

FEBRUARY 8, 2000

                               INTERNATIONAL PAPER

CONSOLIDATED STATEMENT OF EARNINGS
In millions, except per share amounts, for the years ended December 31         1999         1998        1997
------------------------------------------------------------------------------------------------------------
NET SALES                                                                   $24,573      $23,979     $24,556
                                                                            -------      -------     -------
COSTS AND EXPENSES
   Cost of products sold                                                     18,105       17,924      18,087
   Selling and administrative expenses                                        2,083        2,032       2,090
   Depreciation and amortization                                              1,520        1,494       1,570
   Distribution expenses                                                      1,098        1,087       1,165
   Taxes other than payroll and income taxes                                    226          231         255
   Equity (earnings) losses from investment in Scitex                            (5)          15          (1)
   Merger integration costs                                                     255
   Restructuring and other charges                                              298          145         660
   Environmental remediation charge                                              10
   Oil and gas impairment charges                                                            111
   Provision for legal reserves                                                  30                      150
                                                                            -------      -------     -------

TOTAL COSTS AND EXPENSES                                                     23,620       23,039      23,976
  Reversals of reserves no longer required                                       36           83
  Gains on sales of businesses                                                                20         170
                                                                            -------      -------     -------
EARNINGS BEFORE INTEREST, INCOME TAXES,
MINORITY INTEREST AND EXTRAORDINARY ITEM                                        989        1,043         750
   Interest expense, net                                                        541          614         607
                                                                            -------      -------     -------
EARNINGS BEFORE INCOME TAXES,
MINORITY INTEREST AND EXTRAORDINARY ITEM                                        448          429         143
   Income tax provision                                                          86           95          83
   Minority interest expense, net of taxes                                      163           87         140
                                                                            -------      -------     -------

EARNINGS (LOSS) BEFORE EXTRAORDINARY ITEM                                       199          247         (80)
   Loss on extinguishment of debt, net of taxes                                  16
                                                                            -------      -------     -------

NET EARNINGS (LOSS)                                                         $   183      $   247     $   (80)
                                                                            =======      =======     =======
EARNINGS (LOSS) PER COMMON SHARE -
BEFORE EXTRAORDINARY ITEM                                                   $  0.48      $  0.60     $ (0.20)

EARNINGS (LOSS) PER COMMON SHARE - EXTRAORDINARY ITEM                         (0.04)
                                                                            -------      -------     -------

EARNINGS (LOSS) PER COMMON SHARE                                            $  0.44      $  0.60     $ (0.20)
                                                                            =======      =======     =======

EARNINGS (LOSS) PER COMMON SHARE - ASSUMING DILUTION                        $  0.44      $  0.60     $ (0.20)
                                                                            =======      =======     =======

The accompanying notes are an integral part of these financial statements.

                               INTERNATIONAL PAPER

CONSOLIDATED BALANCE SHEET
In millions at December 31                                                                  1999        1998
------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
   Cash and temporary investments                                                       $    453    $    533
   Accounts and notes receivable, less allowances of $106 in 1999 and $115 in 1998         3,227       3,018
   Inventories                                                                             3,203       3,211
   Other current assets                                                                      358         399
                                                                                        --------    --------

Total Current Assets                                                                       7,241       7,161
                                                                                        --------    --------

Plants, Properties and Equipment, Net                                                     14,381      15,320
Forestlands                                                                                2,921       3,093
Investments                                                                                1,044       1,147
Goodwill                                                                                   2,596       2,699
Deferred Charges and Other Assets                                                          2,085       2,046
                                                                                        --------    --------

TOTAL ASSETS                                                                            $ 30,268    $ 31,466
                                                                                        ========    ========
LIABILITIES AND COMMON SHAREHOLDERS' EQUITY
Current Liabilities
   Notes payable and current maturities of long-term debt                               $    920    $  1,418
   Accounts payable                                                                        1,870       1,808
   Accrued payroll and benefits                                                              423         370
   Other accrued liabilities                                                               1,169         890
                                                                                        --------    --------

Total Current Liabilities                                                                  4,382       4,486
                                                                                        --------    --------

Long-Term Debt                                                                             7,520       7,697
Deferred Income Taxes                                                                      3,344       3,673
Other Liabilities                                                                          1,332       1,347
Minority Interest                                                                          1,581       1,720
International Paper - Obligated Mandatorily Redeemable Preferred Securities
   of Subsidiaries Holding International Paper Debentures - Note 8                         1,805       1,805
Commitments and Contingent Liabilities - Note 11
Common Shareholders' Equity
   Common stock, $1 par value, 1999 - 414.6 shares, 1998 - 413.2 shares                      415         413
   Paid-in capital                                                                         4,078       3,896
   Retained earnings                                                                       6,613       6,848
   Accumulated other comprehensive income (loss)                                            (739)       (395)
                                                                                        --------    --------

                                                                                          10,367      10,762

   Less: Common stock held in treasury, at cost, 1999 - 1.2 shares, 1998 - 0.6 shares         63          24
                                                                                        --------    --------

Total Common Shareholders' Equity                                                         10,304      10,738
                                                                                        --------    --------

TOTAL LIABILITIES AND COMMON SHAREHOLDERS' EQUITY                                       $ 30,268    $ 31,466
                                                                                        ========    ========

The accompanying notes are an integral part of these financial statements.

                               INTERNATIONAL PAPER

CONSOLIDATED STATEMENT OF CASH FLOWS
In millions for the years ended December 31               1999       1998       1997
------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net earnings (loss)                                    $   183    $   247    $   (80)
Depreciation and amortization                            1,520      1,494      1,570
Deferred income tax provision (benefit)                   (208)       132        (79)
Payments related to restructuring and legal reserves      (191)       (82)      (103)
Payments related to the Union Camp merger                 (172)
Merger integration costs                                   255
Restructuring and other charges                            298        145        660
Environmental remediation charge                            10
Provision for legal reserves                                30                   150
Oil and gas impairment charges                                        111
Reversals of reserves no longer required                   (36)       (83)
Gains on sales of businesses                                          (20)      (170)
Loss on extinguishment of debt                              26
Other, net                                                  45         80        126
Changes in current assets and current liabilities
   Accounts and notes receivable                          (361)       152       (142)
   Inventories                                            (121)        51       (149)
   Accounts payable and accrued liabilities                449       (113)      (168)
   Other                                                     1        (16)         8
                                                       -------    -------    -------

CASH PROVIDED BY OPERATIONS                              1,728      2,098      1,623
                                                       -------    -------    -------

INVESTMENT ACTIVITIES
Invested in capital projects                            (1,139)    (1,322)    (1,448)
Mergers and acquisitions, net of cash acquired             (54)      (498)       (94)
Proceeds from divestitures                                 119        523        322
Other                                                      (11)       (51)        37
                                                       -------    -------    -------

CASH USED FOR INVESTMENT ACTIVITIES                     (1,085)    (1,348)    (1,183)
                                                       -------    -------    -------
FINANCING ACTIVITIES
Issuance of common stock                                   246        115        164
Issuance of preferred securities by subsidiary                      1,525
Issuance of debt                                         1,023        348        719
Reduction of debt                                       (1,563)    (2,213)      (860)
Change in bank overdrafts                                  102         68         29
Dividends paid                                            (418)      (431)      (427)
Other                                                      (96)       (63)       (31)
                                                       -------    -------    -------

CASH USED FOR FINANCING ACTIVITIES                        (706)      (651)      (406)
                                                       -------    -------    -------

EFFECT OF EXCHANGE RATE CHANGES ON CASH                    (17)         1          2
                                                       -------    -------    -------

CHANGE IN CASH AND TEMPORARY INVESTMENTS                   (80)       100         36
CASH AND TEMPORARY INVESTMENTS
   Beginning of the year                                   533        433        397
                                                       -------    -------    -------

   End of the year                                     $   453    $   533    $   433
                                                       =======    =======    =======

The accompanying notes are an integral part of these financial statements.

                               INTERNATIONAL PAPER

CONSOLIDATED STATEMENT OF COMMON SHAREHOLDERS' EQUITY
In millions, except share amounts in thousands

-----------------------------------------------------------------------------------------------------------

                                                            Common Stock Issued
                                                           ---------------------      Paid-In     Retained
                                                            Shares       Amount       Capital     Earnings
                                                           -----------------------------------------------
BALANCE, JANUARY 1, 1997                                    406,041     $    406     $  3,607     $  7,539

Issuance of stock for merger                                    184                        11
Issuance of stock for various plans                           2,637            3           77
Repurchase of stock                                            (688)          (1)         (36)
Cash dividends - Common stock ($1.05 per share)                                                       (427)
Comprehensive income (loss)
   Net loss                                                                                            (80)
   Change in cumulative foreign currency
      translation adjustment (less tax expense of $200)
   Realized foreign currency translation
      adjustment related to divestitures
      (less tax benefit of $6)

      Total comprehensive income (loss)
                                                           --------     --------     --------     --------

BALANCE, DECEMBER 31, 1997                                  408,174          408        3,659        7,032

Issuance of stock for merger                                  4,683            5          227
Issuance of stock for various plans                             605            1           23
Repurchase of stock                                            (277)          (1)         (13)
Cash dividends - Common stock ($1.05 per share)                                                       (431)
Comprehensive income (loss)
   Net earnings                                                                                        247
   Minimum pension liability adjustment
      (less tax benefit of $5)
   Change in cumulative foreign currency
      translation adjustment (less tax benefit of $2)
   Realized foreign currency translation
      adjustment related to divestitures
      (less tax benefit of $4)

      Total comprehensive income
                                                           --------     --------     --------     --------

BALANCE, DECEMBER 31, 1998                                  413,185          413        3,896        6,848

Issuance of stock for various plans                           1,399            2          182
Repurchase of stock
Cash dividends - Common stock ($1.01 per share)                                                       (418)
Comprehensive income (loss)
   Net earnings                                                                                        183
   Minimum pension liability adjustment
      (less tax expense of $1)
   Change in cumulative foreign currency
      translation adjustment (less tax expense of $31)

      Total comprehensive income (loss)
                                                           --------     --------     --------     --------

BALANCE, DECEMBER 31, 1999                                  414,584     $    415     $  4,078     $  6,613
                                                           ========     ========     ========     ========

--------------------------------------------------------------------------------------------------------------
                                                           Accumulated                               Total
                                                              Other          Treasury Stock          Common
                                                           Comprehensive  --------------------    Shareholders'
                                                           Income (Loss)   Shares       Amount       Equity
                                                           ----------------------------------------------------
BALANCE, JANUARY 1, 1997                                     $   (181)         554     $     22     $ 11,349

Issuance of stock for merger                                                                              11
Issuance of stock for various plans                                         (2,345)        (106)         186
Repurchase of stock                                                          2,517          121         (158)
Cash dividends - Common stock ($1.05 per share)                                                         (427)
Comprehensive income (loss)
   Net loss                                                                                              (80)
   Change in cumulative foreign currency
      translation adjustment (less tax expense of $200)          (257)                                  (257)
   Realized foreign currency translation
      adjustment related to divestitures
      (less tax benefit of $6)                                     23                                     23
                                                                                                    --------
      Total comprehensive income (loss)                                                                 (314)
                                                             --------     --------     --------     --------

BALANCE, DECEMBER 31, 1997                                       (415)         726           37       10,647

Issuance of stock for merger                                                                             232
Issuance of stock for various plans                                         (2,694)        (128)         152
Repurchase of stock                                                          2,520          115         (129)
Cash dividends - Common stock ($1.05 per share)                                                         (431)
Comprehensive income (loss)
   Net earnings                                                                                          247
   Minimum pension liability adjustment
      (less tax benefit of $5)                                     (8)                                    (8)
   Change in cumulative foreign currency
      translation adjustment (less tax benefit of $2)              21                                     21
   Realized foreign currency translation
      adjustment related to divestitures
      (less tax benefit of $4)                                      7                                      7
                                                                                                    --------
      Total comprehensive income                                                                         267
                                                             --------     --------     --------     --------

BALANCE, DECEMBER 31, 1998                                       (395)         552           24       10,738

Issuance of stock for various plans                                         (1,866)         (87)         271
Repurchase of stock                                                          2,530          126         (126)
Cash dividends - Common stock ($1.01 per share)                                                         (418)
Comprehensive income (loss)
   Net earnings                                                                                          183
   Minimum pension liability adjustment
      (less tax expense of $1)                                      2                                      2
   Change in cumulative foreign currency
      translation adjustment (less tax expense of $31)           (346)                                  (346)
                                                                                                    --------
      Total comprehensive income (loss)                                                                 (161)
                                                             --------     --------     --------     --------

BALANCE, DECEMBER 31, 1999                                   $   (739)       1,216     $     63     $ 10,304
                                                             ========     ========     ========     ========

The cumulative foreign currency translation adjustment (in millions) was $(733), $(387) and $(415) at December 31, 1999, 1998 and 1997, respectively, and is included as a component of accumulated other comprehensive income (loss).

The accompanying notes are an integral part of these financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

NATURE OF OUR BUSINESS

International Paper is a global forest products, paper and packaging company that is complemented by an extensive distribution system, with primary markets and manufacturing operations in the U.S., Europe and the Pacific Rim. Substantially all of our businesses have experienced and are likely to continue to experience cycles relating to available industry capacity and general economic conditions. For a further discussion of our business see pages 6 through 29 of management's discussion and analysis of financial condition and results of operations.

FINANCIAL STATEMENTS

The preparation of these financial statements in conformity with generally accepted accounting principles requires the use of management's estimates. For a further discussion of significant estimates and assumptions that affect the reported amounts of assets and liabilities and results of operations, and disclosure of contingent assets and liabilities, see the legal and environmental issues section beginning on page 24. Actual results could differ from management's estimates.

      On April 30, 1999, International Paper completed the merger with Union Camp Corporation (Union Camp) in a transaction accounted for as a pooling-of-interests. The accompanying financial statements have been restated to include the financial position and results of operations for both Union Camp and International Paper for all periods presented.

REVENUE RECOGNITION

Revenues are recognized when goods are shipped.

CONSOLIDATION

The consolidated financial statements include the accounts of International Paper Company and its subsidiaries. Minority interest represents minority shareholders' proportionate share of the equity in several of our consolidated subsidiaries, primarily Carter Holt Harvey Limited, Zanders Feinpapiere AG, Bush Boake Allen, Inc., Georgetown Equipment Leasing Associates, L.P. and Trout Creek Equipment Leasing, L.P. All significant intercompany balances and transactions are eliminated. Investments in affiliated companies owned 20% to 50%, and our 13% investment in Scitex Corporation Ltd., where we had the ability to exercise significant influence, because we were party to a shareowners' agreement with two other entities which together with International Paper owned just over 39% of Scitex, were accounted for by the equity method. International Paper's share of affiliates' earnings is included in the consolidated statement of earnings.

TEMPORARY INVESTMENTS

Temporary investments with an original maturity of three months or less are treated as cash equivalents and are stated at cost, which approximates market.

INVENTORIES

Inventory values include all costs directly associated with manufacturing products: materials, labor and manufacturing overhead. These values are presented at cost or market, if it is lower. In the U.S., costs of raw materials and finished pulp and paper products are generally determined using the last-in, first-out method. Other inventories are primarily stated using the first-in, first-out or average cost method.

PLANTS, PROPERTIES AND EQUIPMENT

Plants, properties and equipment are stated at cost, less accumulated depreciation. For financial reporting purposes, we use the units-of-production method of depreciation for our major pulp and paper mills and certain wood products facilities and the straight-line method for other plants and equipment. Annual straight-line depreciation rates are buildings, 2 1/2% to 8 1/2%, and machinery and equipment, 5% to 33%. For tax purposes, depreciation is computed using accelerated methods.

      Interest costs related to the development of certain long-term assets are capitalized and amortized over the related assets' estimated useful lives. We capitalized net interest costs of $29 million in 1999, $53 million in 1998 and $72 million in 1997. Interest payments made during 1999, 1998 and 1997 were $594 million, $766 million and $836 million, respectively. Total interest expense was $611 million in 1999, $706 million in 1998 and $710 million in 1997.

FORESTLANDS

International Paper controlled, through domestic subsidiaries, approximately 7.1 million acres of forestlands in the U.S. and, through its ownership of Carter Holt Harvey, approximately 785,000 acres of forestlands in New Zealand at December 31, 1999. Forestlands are stated at cost, less accumulated depletion representing the cost of timber harvested. The cost of timber harvested is included in cost of products sold in the consolidated statement of earnings. Forestlands include owned property as well as certain timber harvesting rights with terms of one or more years. Costs attributable to timber are

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

charged against income as trees are cut. The depletion rate charged is determined annually based on the relationship of remaining costs to estimated recoverable volume.

AMORTIZATION OF INTANGIBLE ASSETS

Goodwill, the cost in excess of assigned value of businesses acquired, is amortized for periods of up to 40 years. Accumulated amortization was $487 million and $441 million at December 31, 1999 and 1998, respectively. Goodwill amortization expense is included in depreciation and amortization in the consolidated statement of earnings.

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

TRANSLATION OF FINANCIAL STATEMENTS

Balance sheets of international operations are translated into U.S. dollars at year-end exchange rates, while statements of earnings are translated at average rates. Adjustments resulting from financial statement translations are included as cumulative translation adjustments in accumulated other comprehensive income
(loss). Gains and losses resulting from foreign currency transactions are included in earnings.

RECLASSIFICATIONS

Certain reclassifications have been made to prior-year amounts to conform with the current-year presentation.

--------------------------------------------------------------------------------
NOTE 2 EARNINGS PER COMMON SHARE
--------------------------------------------------------------------------------

Earnings per common share were computed by dividing net earnings by the weighted average number of common shares outstanding. Earnings per common share - assuming dilution were computed assuming that all potentially dilutive securities were converted into common shares at the beginning of each year. A reconciliation of the amounts included in the computation of earnings per common share and earnings per common share - assuming dilution is as follows:

In millions                                      1999        1998        1997
------------------------------------------     --------    --------    --------

Net earnings (loss)                            $    183    $    247    $    (80)
Effect of dilutive securities
  Preferred securities of subsidiary trust
                                               --------    --------    --------

Net earnings (loss) - assuming dilution        $    183    $    247    $    (80)
                                               ========    ========    ========

Average common shares outstanding                 413.0       411.0       406.7
Effect of dilutive securities
  Long-term incentive plan
    deferred compensation
  Stock options                                     3.1         3.2
  Preferred securities of subsidiary trust
                                               --------    --------    --------
Average common shares outstanding -
  assuming dilution                               416.1       414.2       406.7
                                               ========    ========    ========

Earnings (loss) per common share               $   0.44    $   0.60    $  (0.20)
                                               ========    ========    ========

Earnings (loss) per common share -
  assuming dilution                            $   0.44    $   0.60    $  (0.20)
                                               ========    ========    ========

Note: If an amount does not appear in the above table, the security was antidilutive for the period presented.

--------------------------------------------------------------------------------
NOTE 3 INDUSTRY SEGMENT INFORMATION
--------------------------------------------------------------------------------

Financial information by industry segment and geographic area for 1999, 1998 and 1997 is presented on pages 30 and 31. The segment and geographic area information has been restated to include Union Camp for all years presented.

--------------------------------------------------------------------------------
NOTE 4 RECENT ACCOUNTING DEVELOPMENTS
--------------------------------------------------------------------------------

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured by its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results of the hedged item in the income statement and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

      The Statement is effective for fiscal years beginning after June 15, 2000. A company may also implement the

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Statement as of the beginning of any fiscal quarter after issuance. The Statement cannot be applied retroactively. The Statement must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired, or substantively modified after December 31, 1997 (and at the company's election, before January 1, 1998).

      We have not quantified the impact of adopting the Statement on our consolidated financial statements nor have we determined the timing of or method of the adoption. However, we believe that adoption of the provisions of the Statement could increase volatility in earnings and other comprehensive income.

--------------------------------------------------------------------------------
NOTE 5 MERGERS AND ACQUISITIONS
--------------------------------------------------------------------------------

On November 24, 1998, International Paper announced that it had reached an agreement to merge with Union Camp Corporation, a diversified paper and forest products company. The transaction was approved by Union Camp and International Paper shareholders on April 30, 1999. Union Camp shareholders received 1.4852 International Paper common shares for each Union Camp share held. The total value of the transaction, including the assumption of debt, was approximately $7.9 billion.

      We issued 110 million shares for 74 million Union Camp shares, including options. The merger was accounted for as a pooling-of-interests.

      The accompanying financial statements have been restated to combine the historical financial position and results of operations for both International Paper and Union Camp for all periods presented. The results of operations for the separate companies for the periods prior to the merger and the combined amounts included in our consolidated financial statements are as follows:

                                     Three Months          Twelve Months          Twelve Months
                                        Ended                  Ended                  Ended
In millions                         March 31, 1999       December 31, 1998      December 31, 1997
---------------------------         --------------       -----------------      -----------------
Net sales:
  International Paper                  $  4,962               $ 19,541               $ 20,096
  Union Camp                              1,137                  4,503                  4,477
  Intercompany eliminations                 (67)                   (65)                   (17)
                                       --------               --------               --------
                                       $  6,032               $ 23,979               $ 24,556
                                       ========               ========               ========

Net earnings (loss):
  International Paper                  $     44               $    236               $   (151)
  Union Camp                                (10)                    19                     81
  Other                                      (2)                    (8)                   (10)
                                       --------               --------               --------
                                       $     32               $    247               $    (80)
                                       ========               ========               ========

Note: Other includes the elimination of intercompany transactions and adjustments to conform the accounting practices of the two companies.

      In April 1999, Carter Holt Harvey acquired the corrugated packaging business of Stone Australia, a subsidiary of Smurfit-Stone Container Corporation. The business consists of two sites in Melbourne and Sydney which serve industrial and primary produce customers.

      In December 1998, we completed the acquisition of Svetogorsk AO, a Russia-based pulp and paper business, which has enhanced International Paper's ability to serve growing market demand in Eastern Europe. Also in December 1998, Carter Holt Harvey and International Paper jointly acquired Marinetti S.A.'s paper cup division based in Chile. This acquisition has enabled the foodservice business to better serve markets in South America.

      In July 1998, International Paper acquired the Zellerbach distribution business from the Mead Corporation for $261 million in cash. Zellerbach has been integrated into xpedx, our distribution business.

      In April 1998, Weston Paper and Manufacturing Company (Weston) was acquired by exchanging 4.7 million International Paper common shares valued at $232 million for all of the outstanding Weston shares in a noncash transaction.

      In April 1998, Carter Holt Harvey acquired Riverwood International, an Australia-based folding carton business.

      In March 1998, a wholly-owned subsidiary of International Paper purchased all of the publicly traded Class A depository units of IP Timberlands, Ltd. for a cash purchase price of $100 million.

      In February 1998, we entered into a joint venture with Olmuksa in Turkey for the manufacture of containerboard and corrugated boxes for markets in Turkey and surrounding countries. Also in February 1998, Carter Holt Harvey and

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

International Paper jointly acquired Australia-based Continental Cup.

      Acquisitions in 1997 included: Taussig's Graphic Supply, Inc., a distribution company; Phoenix Display and Packaging Corporation, a merchandising and point-of-purchase display company; Merbok Formtec, a pioneer in the development of door facing products; Antietem Paper Company, a distribution company; and a 75% interest in Puntapel S.A., an Argentinean multi-wall plant. The cost of these acquisitions, net of cash acquired, was $94 million in the aggregate.

      All of the acquisitions in 1999, 1998 and 1997, with the exception of the Union Camp acquisition which was accounted for as a pooling-of-interests, were accounted for using the purchase method. The operating results of those mergers and acquisitions accounted for under the purchase method have been included in the consolidated statement of earnings from the dates of acquisition.

--------------------------------------------------------------------------------
NOTE 6 SPECIAL ITEMS INCLUDING RESTRUCTURING AND BUSINESS IMPROVEMENT ACTIONS
--------------------------------------------------------------------------------

Special items reduced 1999 net earnings by $352 million, 1998 net earnings by $98 million and 1997 net earnings by $461 million. The following tables and discussion present the impact of special items for 1999, 1998 and 1997:

                                                              1999
                                                  ----------------------------
                                                    Earnings        Earnings
                                                     (Loss)          (Loss)
                                                  Before Income   After Income
                                                    Taxes and       Taxes and
                                                    Minority        Minority
In millions                                         Interest        Interest
----------------------------------------------    -------------   ------------
Before special and extraordinary items               $ 1,005        $   551
Union Camp merger-related termination benefits          (148)           (97)
One-time merger expenses                                (107)           (78)
Restructuring and other charges                         (298)          (180)
Environmental remediation charge                         (10)            (6)
Provision for legal reserves                             (30)           (18)
Reversal of reserves no longer required                   36             27
                                                     -------        -------
After special items                                  $   448        $   199
                                                     =======        =======

      During 1999 special items amounting to a net charge before taxes and minority interest expense of $557 million ($352 million after taxes and minority interest expense) were recorded. The special items included a $148 million pre-tax charge ($97 million after taxes) for Union Camp merger-related termination benefits, a $107 million pre-tax charge ($78 million after taxes) for one-time merger expenses, a $298 million pre-tax charge ($180 million after taxes and minority interest expense) for asset shutdowns of excess internal capacity and cost reduction actions, a $10 million pre-tax charge ($6 million after taxes) to increase existing environmental remediation reserves related to certain former Union Camp facilities, a $30 million pre-tax charge ($18 million after taxes) to increase existing legal reserves and a $36 million pre-tax credit ($27 million after taxes) for the reversal of reserves that were no longer required.

      The one-time merger expenses of $107 million consisted of $49 million of merger costs and $58 million of post-merger expenses. The merger costs were primarily investment banker, consulting, legal and accounting fees. Post-merger integration expenses include costs related to employee retention, such as stay bonuses, and other one-time cash costs related to the integration of Union Camp.

      The Union Camp merger-related termination benefit charge relates to employees terminating after the effective date of the merger under an integratation benefits program . Under this program, 1,218 employees of the combined company were identified for termination. Benefits payable under this program for certain senior executives and managers are or have been paid from the general assets of International Paper. Benefits for remaining employees have been or will be primarily paid from plan assets of our qualified pension plan. Through December 31, 1999, 787 employees had been terminated. Related cash payments approximated $65 million (including payments related to our nonqualified pension plans). The remaining charge primarily represents an increase in the projected benefit obligation of our qualified pension plan.

      The following table is a roll forward of the Union Camp merger-related termination benefit charge:

                                                                     Termination
In millions                                                            Benefits
--------------------------------                                     -----------
Special charge (1,218 employees)                                        $ 148
Incurred costs (787 employees)                                           (116)
                                                                        -----
Balance, December 31, 1999                                              $  32
                                                                        =====

Note: Benefit costs are treated as incurred on the termination date of the employee.

      The $298 million charge for the asset shutdowns of excess internal capacity consisted of a $113 million charge in the 1999 second quarter and a $185 million charge in the 1999 fourth quarter.

      The second quarter 1999 $113 million charge for the asset shutdowns of excess internal capacity and cost reduction actions

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

included $57 million of asset write-downs and $56 million of severance and other charges. The following table and discussion presents additional detail related to the $113 million charge:

                                                  Asset     Severance
In millions                                    Write-downs  and Other    Total
---------------------------                    -----------  ---------    -----
Printing and Communications
  Papers                                (a)       $  6        $ 27       $ 33
European Papers                         (b)          3           7         10
Consumer Packaging                      (c)         19          12         31
Industrial Packaging                    (d)         12                     12
Chemicals and Petroleum                 (e)         10           3         13
Industrial Papers                       (f)          7           7         14
                                                  ----        ----       ----
                                                  $ 57        $ 56       $113
                                                  ====        ====       ====

(a) We recorded a charge of $24 million for severance related to the second phase of the Printing and Communications Papers business plan to improve the cost position of its mills. The charge, pursuant to our ongoing severance program, covers a reduction of approximately 289 employees at several mills in the U.S. At December 31, 1999, 146 employees had been terminated.

            Also, management approved a decision to permanently shut down the Hudson River mill No. 4 paper machine located in Corinth, New York and the No. 2 paper machine at the Franklin, Virginia mill. The Franklin machine was shut down in September of 1999 and the Hudson River machine has also been shut down. The Hudson River machine had previously been temporarily shut down because of lack of orders. The machines were written down by $6 million to their estimated fair value of zero. Severance costs of $3 million cover the termination of 147 employees. At December 31, 1999, 76 employees had been terminated.

(b) The charge for European Papers, which covers the shutdown of two mills, consists of $3 million in asset write-downs, $6 million in severance costs and $1 million of other exit costs. The Lana mill in Docelles, France was shut down due to excess capacity. The Lana mill produced approximately 5,000 metric tons of high-end uncoated specialty paper per year. This production was shifted to the La Robertsau mill in Strasbourg, France. The Lana mill fixed assets were written down $3 million to their estimated fair value of zero. Costs related to the site closure are expected to be $1 million and severance related to the termination of 42 employees will be approximately $4 million. The Lana mill had revenues of $12 million and an operating loss of $2 million for the year ended December 31, 1999. At December 31, 1999, 14 employees had been terminated.

            The Corimex coating plant in Clermont-Ferrand, France was shut down in April 1999. The market for thermal fax paper, which was produced at the plant, has been shrinking since the mid-1990's. The assets at this plant were considered to be impaired in 1997 and were written down accordingly at that time. A $2 million severance charge was recorded during the second quarter of 1999 to cover the costs of terminating 81 employees. Corimex had revenues of $6 million and an operating loss of $3 million for the year ended December 31, 1999. At December 31, 1999, all 81 employees had been terminated.

(c) The Consumer Packaging business has implemented a plan to improve the overall performance of the Moss Point, Mississippi mill. Included in this plan is the shutdown of the No. 3 paper machine which produces labels. This production is being transferred to the Hudson River mill. The machine has been written down $6 million to its estimated fair value of zero. Severance costs including, but not limited to, employees associated with the No. 3 machine total $10 million and cover the elimination of 360 positions. At December 31, 1999, 272 employees had been terminated.

            Consumer Packaging also shut down the beverage packaging facility in Itu, Brazil in an effort to reduce excess capacity in Latin America. The assets were written down $13 million to their estimated fair value of zero and a severance charge of $1 million covers the elimination of 29 positions. Other exit costs total $1 million. At December 31, 1999, 24 employees had been terminated.

(d) As a result of the merger with Union Camp, we negotiated the resolution of contractual commitments in an industrial packaging investment in Turkey. As a result of these negotiations and evaluation of this entity, it was determined that the investment was impaired. A $12 million charge was recorded to reflect this impairment and the related costs of resolving the contractual commitments.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(e) As a result of an overall reduction in market demand for dissolving pulp, the decision was made to downsize the Natchez, Mississippi mill. Charges associated with capacity reduction total $10 million and include the shutdown of several pieces of equipment. A severance charge of $3 million includes the elimination of 89 positions. At December 31, 1999, 88 employees had been terminated.

(f) The Industrial Papers business has implemented a plan to reduce excess capacity at several of its locations. The Toronto, Canada plant has been closed. Equipment at the Kaukauna, Wisconsin and Knoxville, Tennessee facilities has been taken out of service, with additional equipment at the Menasha, Wisconsin plant scheduled to be shut down in 2000. The total amount related to the write-down of these assets is $7 million. Severance costs related to these shutdowns are $5 million and are based on a personnel reduction of 81 employees. Other exit costs total $2 million. At December 31, 1999, a reduction of 59 employees had been made through severance and attrition.

      The $185 million fourth-quarter 1999 charge for shutdowns of excess internal capacity and cost reduction actions includes $92 million of asset write-downs and $93 million of severance and other charges. The following table presents additional detail related to the $185 million charge:

                                                 Asset     Severance
In millions                                   Write-downs  and Other     Total
---------------------------                   -----------  ---------     -----
Printing and Communications
  Papers                                (a)       $  7        $  5       $ 12
Consumer Packaging                      (b)         14          22         36
Industrial Packaging                    (c)          7          14         21
Chemicals and Petroleum                 (d)         30          20         50
Building Materials                      (e)         10           6         16
Distribution                            (f)          6          17         23
Carter Holt Harvey                      (g)         18           9         27
                                                  ----        ----       ----
                                                  $ 92        $ 93       $185
                                                  ====        ====       ====

(a) The Printing and Communications Papers charge of $12 million encompasses a production curtailment at the Erie, Pennsylvania mill due to lower demand, the write-off of deferred software costs as the result of a decision to discontinue the installation of a Union Camp order entry system and an impairment of our investment in the Otis Hydroelectric plant. In November 1999 we announced that the Erie, Pennsylvania mill would change from a seven day, four crew schedule to a three crew schedule in order to balance operating capacity with sales demand. This production curtailment resulted in a severance charge of $2 million for the termination of 99 employees. The charge for the deferred software write-off was $3 million. International Paper also wrote down its investment in the Otis Hydroelectric partnership by $7 million to the approximate market value of the investment based upon our current offer to acquire the other partner's interest.

(b) The Consumer Packaging business charge of $36 million is related to the shutdown of facilities, capacity optimization and a deferred software write-off. The Philadelphia, Pennsylvania plant and the Edmonton, Alberta plant are scheduled to be shut down. Charges associated with these shutdowns include $7 million of asset write-downs, $1 million of severance costs covering the termination of 194 employees and other exit costs of $5 million. Charges related to eliminating excess capacity include $7 million of asset write-downs and a severance charge of $11 million for the termination of 512 employees. The capacity reductions are related to the aseptic and flexible packaging businesses. The business also decided to discontinue the implementation of a Union Camp order management system. The write-off of deferred software costs related to this system is $5 million.

(c) The Industrial Packaging business will shut down the following plants and shift production to other facilities: the Terre Haute, Indiana box plant; the Northlake, Illinois box plant; the Columbia, Tennessee sheet plant; and the Montgomery, Alabama sheet plant. The design center in Spartanburg, South Carolina will also be closed. The functions performed in Spartanburg will continue in Memphis, Tennessee. Charges associated with the consolidation and improvement of the Industrial Packaging business total $21 million and include $7 million of asset write-downs, a $12 million severance charge covering the termination of 426 employees and other exit costs of $2 million.

(d) The Chemicals and Petroleum charge of $50 million is related to the partial shutdown of the Chester-Le-Street plant located in Northeast England and additional costs related to the 1998 shutdown of the Springhill, Louisiana plant. The Chester-Le-Street plant is currently a fully integrated site comprised of a crude tall oil fractionation plant, a rosin resin upgrading plant and a dimer plant. The crude tall oil and rosin resin upgrading facilities at the site will be closed and production shifted to other Arizona Chemical facilities. Asset write-downs for this plant total $30 million. A severance charge of $3 million covers the termination of 83 employees. Other costs of $12 million include demolition and contract cancellations. We also recorded an additional charge of $5 million related to the 1998 closure of the Springhill plant, covering other exit costs including demolition and cleanup.

(e) The Building Materials charge of $16 million includes $3 million for a program to improve the profitability of the decorative surfaces business and $13 million for the shutdown of the Pilot Rock, Oregon mill. The Decorative Products business has developed an improvement plan that will result in the consolidation of certain manufacturing activities and streamlining of administrative functions. As a result, a reserve of $3 million was established to cover asset write-offs totaling $2 million and severance charges of $1 million related to the reduction of 65 employees. International Paper announced in October of 1999 that it would shut down the Pilot Rock, Oregon mill due to excess capacity within the Masonite manufacturing system. The softboard production will be moved to our Ukiah, California and Lisbon Falls, Maine facilities. The charge includes $8 million of asset write-downs, a $2 million severance charge covering the termination of 155 employees and other exit costs of $3 million.

(f) xpedx, our distribution business, implemented a plan to consolidate duplicate facilities and eliminate excess capacity. The $23 million charge associated with this plan includes $6 million of asset write-downs, a severance charge of $5 million for the termination of 211 employees and other costs of $12 million. Other costs consist primarily of lease cancellations.

(g) This charge is related to the shutdown of the No. 5 paper machine at Carter Holt Harvey's Kinleith mill. The machine had been idled due to a reconfiguration project at the mill. Plans for alternative uses for the machine were reexamined and it was determined that based on current competitive conditions it would not provide adequate returns on the capital required and that it would be scrapped. Accordingly, the machine was written down from its $20 million book value to its estimated salvage value of $2 million. Also, severance costs total $9 million and cover the costs of terminating 300 employees.

      The $30 million pre-tax charge to increase existing legal reserves includes $25 million which we added to our reserve for hardboard siding claims. A further discussion of this charge can be found in Note 11. Commitments and Contingent Liabilities. The remaining $5 million is related to other potential exposures.

      The $36 million pre-tax credit for reserves no longer required consists of $30 million related to a retained exposure at the Lancey mill in France and $6 million of excess severance reserves previously established by Union Camp. The Lancey mill was sold to an employee group in October 1997. In April 1999, International Paper's remaining exposure to potential obligations under this sale was resolved, and the reserve was returned to income in the second quarter.

      The following table is a roll forward of the severance and other costs included in the 1999 restructuring plans (in millions):

                                                                       Severance
                                                                       and Other
                                                                      ----------
Opening Balance (second quarter 1999)                                   $  56
Additions (fourth quarter 1999)                                            93
1999 Activity
  Cash charges                                                            (34)
                                                                        -----
Balance, December 31, 1999                                              $ 115
                                                                        =====

      The severance reserves recorded in the 1999 second and fourth quarters related to 3,163 employees. As of December 31, 1999, 760 employees had been terminated.

                                                              1998
                                                 -------------------------------
                                                   Earnings           Earnings
                                                    (Loss)             (Loss)
                                                 Before Income      After Income
                                                   Taxes and         Taxes and
                                                    Minority          Minority
In millions                                         Interest          Interest
----------------------------------------         -------------      ------------
Before special items                                 $ 598             $ 345
Oil and gas impairment charges                        (111)              (68)
Restructuring and other charges                       (161)              (92)
Gain on sale of business                                20                12
Reversals of reserves no longer required                83                50
                                                     -----             -----
After special items                                  $ 429             $ 247
                                                     =====             =====

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      During 1998, we recorded $111 million of oil and gas impairment charges ($68 million after taxes). Of this amount, $56 million ($35 million after taxes) was recorded in the fourth quarter and $55 million ($33 million after taxes) was recorded in the third quarter. International Paper has oil and gas exploration and production operations in West Texas, the Gulf Coast and the Gulf of Mexico. The Securities and Exchange Commission's regulations for companies that use the full-cost method of accounting for oil and gas activities require companies to perform a ceiling test on a quarterly basis. As a result of low oil and gas prices, the value of our properties was written down through these noncash charges.

      Also in 1998, we recorded a $145 million pre-tax restructuring charge ($82 million after taxes and minority interest expense) consisting of $64 million of asset write-downs and $81 million of severance costs and we recorded pre-tax charges of $16 million ($10 million after taxes) related to our share of write-offs taken by Scitex, a 13% investee company, related to in-process research and development of an acquisition and its exit from the digital video business. The Scitex items are reflected as equity losses from the investment in Scitex in the consolidated statement of earnings. In addition, we recorded a $20 million pre-tax gain ($12 million after taxes) on the sale of our Veratec nonwovens division, and an $83 million pre-tax gain ($50 million after taxes) from the reversal of previously established reserves that were no longer required. These reserves were established in 1996 and 1997 and were primarily associated with the Veratec and Imaging businesses. The sales of these businesses were completed in 1998 and those reserves not required were returned to earnings.

      The following table and discussion presents additional detail related to the $145 million restructuring charge:

                                           Asset
In millions                             Write-downs    Severance     Total
---------------------------             -----------    ---------     -----

Distribution                     (a)       $ 20           $ 10        $ 30
Printing and Communications
  Papers                         (b)         13             14          27
Carter Holt Harvey               (c)         15              3          18
Industrial Packaging             (d)          8              7          15
Union Camp                       (e)          8             32          40
Other                            (f)                        15          15
                                           ----           ----        ----
Total                                      $ 64           $ 81        $145
                                           ====           ====        ====

(a) After the acquisition of Zellerbach, management of xpedx decided to terminate certain software projects that were in process and to use Zellerbach's systems in certain of its regions. Accordingly, we wrote off related deferred software costs on these projects, resulting in a $20 million charge. As part of the Zellerbach integration plan, management determined that a significant part of the personnel reduction related to the termination of employees at duplicate facilities and locations. The $10 million severance charge represents the costs for terminating 274 xpedx employees. At December 31, 1999, all of the 274 employees had been terminated.

(b) Our Printing and Communications Papers business shut down equipment at the Mobile, Alabama mill and announced the termination of 750 employees at the Mobile, Alabama, Lock Haven, Pennsylvania, and Ticonderoga, New York mills. At the Mobile mill, International Paper permanently shut down a paper machine and related equipment with a net book value of $13 million. These assets were written down to their estimated fair market value of zero. The severance charge associated with the employee reductions at the 3 mills was $14 million. At December 31, 1999, all employees under this program had been terminated.

(c) This charge primarily consists of a $15 million asset write-down associated with the closure of two Carter Holt Harvey facilities, Myrtleford and Taupo. Myrtleford, a tissue pulp mill located in Australia, was closed due to excess capacity in its tissue pulp system. Carter Holt Harvey will be able to produce the volume at lower costs at its Kawerau tissue pulp mill located in New Zealand. Carter Holt Harvey also decided to close the Taupo, New Zealand sawmill due to excess capacity in its sawmill system as the result of recent productivity improvements. The $3 million severance charge represents the cost for terminating 236 employees. At December 31, 1999, all of the 236 employees had been terminated. Our consolidated financial statements included revenues of $21 million and $36 million and operating income of $1 million and $3 million from these facilities in 1998 and 1997, respectively.

(d) Management decided to close the Gardiner, Oregon mill because of excess capacity in International Paper's containerboard system. As a result, the net plant, property and equipment assets of this mill were reduced from $13 million to the estimated salvage value of $5 million. In

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      connection with the third-quarter decision to close this mill, 298 employees at the mill were terminated and a $7 million severance charge was recorded. This mill had revenues of $78 million and $105 million and operating losses of $16 million and $1 million in 1998 and 1997, respectively.

(e) During 1998 Union Camp recorded a pre-tax special charge of $40 million. Included in the charge was $32 million related to the termination of 540 positions and $8 million of asset write-downs. Approximately 190 positions were related to a reorganization and restructuring of Union Camp's research and development activities. Another 190 positions were related to a consolidation of the packaging group's administrative support functions and the remaining 160 positions were to be eliminated through a series of other organizational changes. At December 31, 1999, all of the 540 employees had been terminated.

      The asset write-downs were principally attributable to the impairment of goodwill specific to two packaging businesses, the Chase packaging facility and Union Camp's 1996 purchase of a 50% interest in a packaging plant in Turkey. Upon reviewing the historical and projected operating results for these businesses, management concluded that expected future cash flows did not fully support the carrying value of these assets.

(f) The $15 million severance charge was recorded as a result of an announcement by International Paper of a plan to consolidate its land and timber and logging and fiber supply divisions into a new division called Forest Resources and the consolidation of the Consumer Packaging group. Of the $15 million charge, $10 million related to a headcount reduction of 200 employees in the Forest Resources group and the remaining $5 million was based on a personnel reduction of 210 employees in the Consumer Packaging group. At December 31, 1999, all of the 410 employees had been terminated.

      The following table is a roll forward of the severance costs included in the 1998 restructuring plan (in millions):

                                                                       Severance
                                                                       ---------
Opening Balance (third quarter 1998)                                     $ 81
1998 Activity
  Cash charges                                                            (19)
1999 Activity
  Cash charges                                                            (56)
  Reserve reversal                                                         (6)
                                                                         ----
Balance, December 31, 1999                                               $  0
                                                                         ====

      The severance reserve recorded in the 1998 third quarter related to 2,508 employees. As of December 31, 1999, all employees had been terminated.

                                                             1997
                                             -----------------------------------
                                                Earnings              Earnings
                                                 (Loss)                (Loss)
                                             Before Income          After Income
                                               Taxes and             Taxes and
                                                Minority              Minority
In millions                                     Interest              Interest
-------------------------------              -------------          ------------
Before special items                              $ 783                $ 381
Provision for legal reserve                        (150)                 (93)
Restructuring and other charges                    (660)                (465)
Gain on sale of business                            170                   97
                                                  -----                -----
After special items                               $ 143                $ (80)
                                                  =====                =====

      In June 1997, a $535 million pre-tax business improvement charge ($385 million after taxes) was recorded under a plan to improve our financial performance through closing or divesting of operations that no longer met financial or strategic objectives. It included approximately $230 million for asset write-downs, $210 million for the estimated losses on sales of businesses and $95 million for severance and other expenses. At this point, the anticipated pre-tax earnings improvement of $100 million from the 1997 restructuring actions has been largely realized. The earnings improvement consists of $25 million of lower depreciation expense and $75 million of lower cash costs.

      The $230 million write-down of assets that International Paper recorded in the second quarter of 1997 consisted primarily of write-downs associated with assets to be sold or shut down as follows (in millions):

Shutdown of European Papers facilities                             (a)      $105
Shutdown of U.S. Papers and Fine Papers facilities                 (b)       101
Write-off of Haig Point real estate development                    (c)        13
Other shutdowns                                                               11
                                                                            ----
                                                                            $230
                                                                            ====

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(a) In the second quarter of 1997, management committed to sell the Lancey, France mill to an employee group. We wrote down the net carrying amount of the mill at June 30, 1997 by $65 million and established a reserve of $30 million to cover a retained exposure. This remaining exposure was resolved in 1999. The sale closed in October 1997. Lancey had revenues of $52 million and an operating loss of $7 million in 1997. The Corimex, France mill produced coated thermal fax paper, which is a market that weakened in the mid-1990's. During the second quarter of 1997, management concluded that it would continue to operate this mill but that the assets were impaired. Based on an analysis of expected future cash flows completed in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," we reduced the carrying value of the Corimex mill from $12 million to $2 million, resulting in a $10 million charge. The Corimex mill was shut down in April 1999. Charges related to the shutdown are included in the 1999 special charge. Corimex had operating losses of $4 million in 1998 and $2 million in 1997.

(b) The $101 million reserve related to the restructuring of the Fine Papers manufacturing operations in the Northeast ($51 million) and the shutdown of the deinking facility at the Lock Haven, Pennsylvania mill ($50 million). The restructuring of the Fine Papers operations included the shutdown of the Woronoco, Massachusetts paper mill and 3 small paper machines at the Erie, Pennsylvania mill. In the 1997 second quarter, we decided to close the deinking facility. Given that each of these actions represented the permanent shutdown of equipment or facilities, International Paper wrote down the net carrying amount of the assets to zero. The Woronoco, Massachusetts mill had revenues of $46 million and operating earnings of $5 million in 1997.

(c) We are the developer of a residential golf community named Haig Point at Daufuskie Island, South Carolina. As the developer, International Paper was responsible for operating this community until a specified number of lots were sold, at which time we would turn the community over to the homeowners. The net book value of our investment in Haig Point was $13 million at June 30, 1997. Given continuing operating losses, $5 million in 1997 and an updated marketing study, we concluded that the investment was permanently impaired and wrote it down to zero. Operating losses of $1 million and $500,000 were recorded in 1999 and 1998, respectively.

      The $210 million for the estimated losses on sales of businesses related to the following (in millions):

      Imaging                                                    (a)    $150
      Veratec                                                    (b)      25
      Decorative Products                                        (c)      20
      Label                                                      (d)      15
                                                                        ----
                                                                        $210
                                                                        ====

(a) We decided to sell our Imaging businesses in the second quarter of 1997. Based on discussions with our investment banker and meetings with potential buyers, International Paper believed that the most likely outcome was to realize approximately $325 million. A reserve of $150 million was established, which represented the estimated loss on the sale. We expected to complete the sale of the Imaging businesses within one year. The Imaging businesses had revenues of $690 million and operating earnings of $9 million in 1997.

(b) The Veratec division had developed a business that was based on an interspun technology for treating fabrics. The net carrying value of this business was $25 million at June 30, 1997. In June 1997, we decided to shut down this business and recorded a reserve of $25 million. Prior to the shutdown, this business had revenues of $2 million and an operating loss of $7 million in 1997.

(c) In the second quarter of 1997, management decided to sell the medium-density fiberboard, low-pressure laminates and particleboard businesses. We estimated the expected sales prices for each of these businesses and recorded a reserve of $20 million to reduce the net carrying amounts to these levels. We expected to complete the sales of these businesses within one year. These businesses had revenues of $196 million and operating losses of $1 million in 1997.

(d) In the second quarter of 1997, management committed to a plan to sell the label business. The estimated total loss on the label business sale included in the second-quarter 1997 restructuring charge was $15 million. The label

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      business was sold in May of 1998. The label business had revenues of $24 million and an operating loss of $2 million in 1997.

      The $95 million of severance and other expenses consists of the following (in millions):

      Severance                                                      (a)     $42
      Write-off of deferred software costs                           (b)      18
      Lease buyouts at warehouses                                    (c)       9
      Write-off of deinking process license                          (d)       4
      Other exit costs                                               (e)      22
                                                                             ---
                                                                             $95
                                                                             ===

(a) The $42 million severance charge relates to programs initiated and approved in the 1997 second quarter in the Printing and Communications Papers, Industrial and Consumer Packaging segments and corporate staff groups to reduce headcount by 3,015 employees under our existing ongoing severance plans. We recorded the charge in the second quarter as (1) management had committed to the plan of termination, (2) the benefit arrangement had been communicated to the employees, (3) the number of employees, their functions and locations had been identified, and (4) all terminations were to be completed in approximately one year. As of December 31, 1999, all employees had been terminated under these programs.

(b) The $18 million charge for the write-off of deferred software costs relates to two items as follows: (1) during the 1997 second quarter, a human resources software project, for which $11 million of deferred software costs had been recorded, was cancelled and (2) as a result of the decision to sell certain businesses in the second quarter of 1997, we decided to terminate enterprise software projects in these businesses, for which we had recorded $7 million of deferred software costs.

(c) The $9 million charge represents the cost to buy out obligations under existing warehouse leases. A decision to close these warehouses was made in the second quarter of 1997.

(d) The $4 million charge represents the write-off of the net carrying value of the deinking process license that had been acquired from a third party. International Paper permanently shut down this operation in the 1997 second quarter. Accordingly, we wrote the license down to zero.

(e)   The charge of $22 million relates to other exit costs.

      In December 1997, an additional pre-tax charge of $125 million ($80 million after taxes) was recorded for anticipated losses associated with the sale of the remaining Imaging businesses. Such amount was determined after consideration of the sales of certain of the Imaging businesses that had been completed and the estimated proceeds from the businesses remaining to be sold. The remaining Imaging businesses were sold in 1998.

      Also included in the 1997 special items was a $150 million provision to increase our legal reserves as a result of a settlement by Masonite Corporation, a wholly-owned subsidiary, of a class-action lawsuit relating to its hardboard siding product. A more detailed discussion of this legal settlement is included in Note 11. to the financial statements.

      The following table is a roll forward of the severance and other costs included in the 1997 restructuring plan (in millions):

                                                                  Severance
                                                                     and
                                                                    Other
                                                                  ---------
      Opening Balance (second quarter 1997)                          $ 95
        1997 Activity
          Asset write-downs                                           (18)
          Cash charges                                                (15)
                                                                     ----
      Balance, December 31, 1997                                       62
        1998 Activity
          Asset write-downs                                            (4)
          Reserve reversals                                            (9)
          Cash charges                                                (40)
                                                                     ----
      Balance, December 31, 1998                                        9
        1999 Activity
          Cash charges                                                 (9)
                                                                     ----
      Balance, December 31, 1999                                     $  0
                                                                     ====

--------------------------------------------------------------------------------
NOTE 7 GAINS ON SALES OF WEST COAST PARTNERSHIP INTERESTS
--------------------------------------------------------------------------------

On March 29, 1996, IP Timberlands, Ltd. (IPT) completed the sale of a 98% general partnership interest in a subsidiary partnership that owned approximately 300,000 acres of forestlands located in Oregon and Washington. Included in the net assets of the partnership interest sold were forestlands, roads and $750 million of long-term debt. As a result

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

of this transaction, International Paper recognized in its 1996 first-quarter consolidated results a $592 million pre-tax gain ($336 million after taxes and minority interest expense). IPT and International Paper retained nonoperating interests in the partnership. In December 1997, these retained interests were redeemed and a related debt guaranty was released resulting in a pre-tax gain of $170 million ($97 million after taxes and minority interest expense). These gains were presented in the consolidated statement of earnings as gains on sales of businesses.

--------------------------------------------------------------------------------
NOTE 8 PREFERRED SECURITIES OF SUBSIDIARIES
--------------------------------------------------------------------------------

In March 1998, Timberlands Capital Corp. II, Inc., a wholly-owned consolidated subsidiary of International Paper, issued $170 million of 7.005% preferred securities as part of the financing to repurchase the outstanding units of IP Timberlands, Ltd. These securities are not mandatorily redeemable and are classified in the consolidated balance sheet as a minority interest liability.

      In June 1998, IP Finance (Barbados) Limited, a non-U.S. wholly-owned consolidated subsidiary of International Paper, issued $550 million of preferred securities with a dividend payment based on LIBOR. These preferred securities are mandatorily redeemable on June 30, 2008.

      In September 1998, International Paper Capital Trust III issued $805 million of International Paper - obligated mandatorily redeemable preferred securities. International Paper Capital Trust III is a wholly-owned consolidated subsidiary of International Paper and its sole assets are International Paper
7 7/8% debentures. The obligations of International Paper Capital Trust III related to its preferred securities are fully and unconditionally guaranteed by International Paper. These preferred securities are mandatorily redeemable on December 1, 2038.

      In the third quarter of 1995, International Paper Capital Trust (the Trust) issued $450 million of International Paper - obligated mandatorily redeemable preferred securities. The Trust is a wholly-owned consolidated subsidiary of International Paper and its sole assets are International Paper
5 1/4% convertible subordinated debentures. The obligations of the Trust related to its preferred securities are fully and unconditionally guaranteed by International Paper. These preferred securities are convertible into International Paper common stock.

      Distributions paid under all of the preferred securities noted above were $134 million, $54 million and $24 million in 1999, 1998 and 1997, respectively.

--------------------------------------------------------------------------------
NOTE 9 SALE OF LIMITED PARTNERSHIP INTERESTS
--------------------------------------------------------------------------------

During 1993, International Paper contributed assets with a fair market value of approximately $900 million to two newly formed limited partnerships, Georgetown Equipment Leasing Associates, L.P. and Trout Creek Equipment Leasing, L.P. These partnerships are separate and distinct legal entities from International Paper and have separate assets, liabilities, business functions and operations. However, for accounting purposes, we continue to consolidate these assets, and the minority shareholders' interests are reflected as minority interest in the accompanying financial statements. The purpose of the partnerships is to invest in and manage a portfolio of assets including pulp and paper equipment used at the Georgetown, South Carolina and Ticonderoga, New York mills. This equipment is leased to International Paper under long-term leases. Partnership assets also include floating rate notes and cash. During 1993, outside investors purchased a portion of our limited partner interests for $132 million and also contributed an additional $33 million to one of these partnerships.

      At December 31, 1999, we held aggregate general and limited partner interests totaling 58% in Georgetown Equipment Leasing Associates, L.P. and 50% in Trout Creek Equipment Leasing, L.P.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
NOTE 10 INCOME TAXES
--------------------------------------------------------------------------------

We use the asset and liability method of accounting for income taxes whereby deferred income taxes are recorded for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets and liabilities are revalued to reflect new tax rates in the periods rate changes are enacted.

      The components of earnings before income taxes and minority interest by taxing jurisdiction were:

In millions                                    1999          1998          1997
--------------------------------------        -----         -----         -----

Earnings
  U.S.                                        $ 237         $ 297         $  43
  Non-U.S.                                      211           132           100
                                              -----         -----         -----
Earnings before income taxes, minority
  interest and extraordinary item             $ 448         $ 429         $ 143
                                              =====         =====         =====

      The provision for income taxes by taxing jurisdiction was:

In millions                                    1999          1998          1997
--------------------------------------        -----         -----         -----
Current tax provision (benefit)
  U.S. federal                                $ 259         $ (64)        $ 104
  U.S. state and local                           27            (6)           11
  Non-U.S.                                        8            33            47
                                              -----         -----         -----
                                                294           (37)          162
                                              -----         -----         -----
Deferred tax provision (benefit)
  U.S. federal                                 (108)          117           (41)
  U.S. state and local                         (103)          (12)          (41)
  Non-U.S.                                        3            27             3
                                              -----         -----         -----
                                               (208)          132           (79)
                                              -----         -----         -----
Income tax provision                          $  86         $  95         $  83
                                              =====         =====         =====

      We made income tax payments, net of refunds, of $68 million, $144 million and $209 million in 1999, 1998 and 1997, respectively.

      A reconciliation of income tax expense using the statutory U.S. income tax rate compared with actual income tax expense follows:

In millions                                     1999         1998         1997
--------------------------------------         -----        -----        -----
Earnings before income taxes, minority
  interest and extraordinary item             $ 448         $ 429         $ 143
Statutory U.S. income tax rate                   35%           35%           35%
                                              -----         -----         -----
Tax expense using statutory
  U.S. income tax rate                          157           150            50
State and local income taxes                    (20)          (11)          (20)
Non-U.S. tax rate differences                   (52)           20            32
Permanent benefits on sales of
  non-U.S. businesses                            (2)          (33)
Permanent benefits on sales of
  non-strategic timberland assets                             (29)
Nondeductible business expenses                  30             9            53
Foreign sales corporation benefit                (9)           (9)          (22)
Minority interest                               (56)          (31)          (23)
Goodwill                                         21            21            20
Net U.S. tax on non-U.S. dividends               15            10            11
Tax credits                                     (12)           (1)           (7)
Other, net                                       14            (1)          (11)
                                              -----         -----         -----
Income tax provision                          $  86         $  95         $  83
                                              -----         -----         -----
Effective income tax rate                        19%           22%           58%
                                              =====         =====         =====

      The net deferred income tax liability as of December 31, 1999 and 1998 includes the following components:

In millions                                                 1999          1998
---------------------------------                         -------       -------
Current deferred tax asset                                $   196       $   211
Noncurrent deferred tax asset                                 240           284
Noncurrent deferred tax liability                          (3,344)       (3,673)
                                                          -------       -------
Total                                                     $(2,908)      $(3,178)
                                                          =======       =======

      The tax effects of significant temporary differences representing deferred tax assets and liabilities at December 31, 1999 and 1998 were as follows:

In millions                                               1999            1998
-----------------------------------------               -------         -------
Plants, properties and equipment                        $(2,995)        $(3,036)
Prepaid pension costs                                      (339)           (347)
Forestlands                                                (534)           (638)
Postretirement benefit accruals                             225             210
Alternative minimum and other tax credits                   390             376
Net operating loss carryforwards                            235             135
Other                                                       110             122
                                                        -------         -------
Total                                                   $(2,908)        $(3,178)
                                                        =======         =======

      Net operating loss carryforwards, most of which are applicable to non-U.S. subsidiaries, expire as follows: years

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2001 through 2006 - $139 million, year 2019 - $37 million and indefinite carryforward - $564 million.

      Deferred taxes are not provided for temporary differences of approximately $570 million, $475 million and $555 million as of December 31, 1999, 1998 and 1997, respectively, representing earnings of non-U.S. subsidiaries that are intended to be permanently reinvested. If these earnings were remitted, we believe that U.S. foreign tax credits would eliminate any significant impact on future income tax provisions.

--------------------------------------------------------------------------------
NOTE 11 COMMITMENTS AND CONTINGENT LIABILITIES
--------------------------------------------------------------------------------

Certain property, machinery and equipment are leased under cancelable and noncancelable agreements. At December 31, 1999, total future minimum rental commitments under noncancelable leases were $606 million, due as follows: 2000 - $150 million, 2001 - $121 million, 2002 - $91 million, 2003 - $77 million, 2004
- $62 million and thereafter - $105 million. Rent expense was $229 million, $237 million and $242 million for 1999, 1998 and 1997, respectively.

      Three nationwide class action lawsuits filed against International Paper have been settled. The first suit alleged that hardboard siding manufactured by Masonite fails prematurely, allowing moisture intrusion that in turn causes damage to the structure underneath the siding. The class consisted of all U.S. property owners having Masonite hardboard siding installed on and incorporated into buildings between 1980 and January 15, 1998. Final approval of the settlement was granted by the Court on January 15, 1998. The settlement provides for monetary compensation to class members meeting the settlement requirements on a claims-made basis. It also provides for the payment of attorneys' fees equaling 15% of the settlement amounts paid to class members, with a nonrefundable advance of $47.5 million plus $2.5 million in costs.

      The second suit made similar allegations with regard to Omniwood siding manufactured by Masonite (the "Omniwood Lawsuit"). The class consists of all U.S. property owners having Omniwood siding installed on and incorporated into buildings from January 1, 1992 to January 6, 1999.

      The third suit alleged that Woodruf roofing manufactured by Masonite is defective and causes damage to the structure underneath the roofing (the "Woodruf Lawsuit"). The class consists of all U.S. property owners on which Masonite Woodruf roofing has been incorporated and installed from January 1, 1980 to January 6, 1999.

      Final approval of the settlements of the Omniwood and Woodruf lawsuits was granted by the Court on January 6, 1999. The settlements provide for monetary compensation to class members meeting the settlement requirements on a claims-made basis, and provides for payment of attorneys' fees equaling 13% of the settlement amounts paid to class members with a nonrefundable advance of $1.7 million plus $75,000 in costs for each of the two cases.

      Our reserves for these matters total $76 million at December 31, 1999. The amount includes $25 million which we added to our reserve for hardboard siding claims in the fourth quarter of 1999, to cover an expected shortfall in that reserve resulting primarily from a higher number of hardboard siding claims in the fourth quarter of 1999 than we had anticipated. It is reasonably possible that the higher number of hardboard siding claims might be indicative of the need for one or more future additions to this reserve. However, whether or not any future additions to this reserve become necessary, International Paper believes that these settlements will not have a material adverse effect on our consolidated financial position or results of operations. The reserve balance is net of $51 million of expected insurance recoveries (apart from the insurance recoveries to date). Through December 31, 1999, settlement payments of $183 million, including the $51 million of nonrefundable advances of attorney's fees discussed above, have been made. Also, we have received $27 million from our insurance carriers through December 31, 1999. International Paper and Masonite have the right to terminate each of the settlements after seven years from the dates of final approval.

      We are also involved in various other inquiries, administrative proceedings and litigation relating to contracts, sales of property, environmental protection, tax, antitrust and other matters, some of which allege substantial monetary damages. While any proceeding or litigation has the element of uncertainty, we believe that the outcome of any lawsuit or claim that is pending or threatened, or all of them combined, will not have a material adverse effect on our consolidated financial position or results of operations.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
NOTE 12 SUPPLEMENTARY BALANCE SHEET INFORMATION
--------------------------------------------------------------------------------

Inventories by major category were:

In millions at December 31                                1999            1998
--------------------------------------                   -------         -------
Raw materials                                            $   484         $   555
Finished pulp, paper and packaging products                1,869           1,800
Finished lumber and panel products                           178             183
Operating supplies                                           486             510
Other                                                        186             163
                                                         -------         -------
Inventories                                              $ 3,203         $ 3,211
                                                         =======         =======

      The last-in, first-out inventory method is used to value most of our domestic inventories. Approximately 73% of total raw materials and finished products inventories were valued using this method. If the first-in, first-out method had been used, it would have increased total inventory balances by approximately $250 million, $321 million and $348 million at December 31, 1999, 1998 and 1997, respectively.

Plants, properties and equipment by major classification were:

In millions at December 31                                1999            1998
--------------------------------------                   -------         -------
Pulp, paper and packaging facilities
  Mills                                                  $21,288         $21,367
  Packaging plants                                         3,233           3,082
Wood products facilities                                   2,117           2,134
Other plants, properties and equipment                     2,889           2,987
                                                         -------         -------
Gross cost                                                29,527          29,570
Less: Accumulated depreciation                            15,146          14,250
                                                         -------         -------
Plants, properties and equipment, net                    $14,381         $15,320
                                                         =======         =======

--------------------------------------------------------------------------------
NOTE 13 DEBT AND LINES OF CREDIT
--------------------------------------------------------------------------------

A summary of long-term debt follows:

In millions at December 31                                   1999          1998
---------------------------------------------               ------        ------
8 7/8% to 10.5% notes - due 2000 - 2012                     $  563        $  596
8 7/8% to 9.7% notes - due 2000 - 2004                         600           600
8 5/8% to 10% sinking fund debentures -
  due 2000 - 2021                                               34           243
8.5% to 9.5% debentures - due 2002 - 2022                      246           325
8 3/8% to 9 1/2% debentures - due 2015 - 2024                  300           300
6 7/8% to 7 7/8% notes - due 2000 - 2007                     1,373         1,423
6 7/8% to 8 1/8% notes - due 2023 - 2029                       741           546
6.5% notes - due 2007                                          148           148
6 1/8% notes - due 2003                                        200           200
5 7/8% Swiss franc debentures - due 2001                        68            82
5 3/8% note due - 2006                                         249
5 1/8% debentures - due 2012                                    88            86
Floating rate notes - due 1999 (1)                                           450
Medium-term notes - due 2000 - 2009 (2)                        331           625
Environmental and industrial development
   bonds - due 2000 - 2028 (3,4)                             1,352         1,363
Commercial paper and bank notes (5)                          1,325         1,196
Other (6)                                                      416           459
                                                            ------        ------
Total (7)                                                    8,034         8,642
Less: Current maturities                                       514           945
                                                            ------        ------
Long-term debt                                              $7,520        $7,697
                                                            ======        ======

(1) The weighted average interest rate on these notes was 6.2% in 1998 and was based on LIBOR.

(2) The weighted average interest rate on these notes was 8.3% in 1999 and 7.5% in 1998.

(3) The weighted average interest rate on these bonds was 6.1% in 1999 and 5.8% in 1998.

(4) Includes $149 million of bonds at December 31, 1999 and $274 million at December 31, 1998, which may be tendered at various dates and/or under certain circumstances.

(5) Includes $708 million in 1999 of non-U.S. dollar denominated borrowings with a weighted average interest rate of 5.6% in 1999.

(6) Includes $14 million in 1999 and $36 million in 1998 of French franc borrowings with a weighted average interest rate of 2.8% in 1999 and 2.7% in 1998, and $132 million in 1999 and $159 million in 1998 of German mark borrowings with a weighted average interest rate of 4.7% in 1999 and 4.6% in 1998.

(7) The fair market value was approximately $8.1 billion and $9.0 billion at December 31, 1999 and 1998, respectively.

      Total maturities of long-term debt over the next five years are 2000 - $514 million, 2001 - $619 million, 2002 - $1.4 billion, 2003 - $300 million and
2004 - $1.5 billion.

      At December 31, 1999 and 1998, International Paper, including a non-U.S. subsidiary, classified $1.5 billion and $1.4 billion, respectively, of tenderable bonds, commercial paper and bank notes as long-term debt. International Paper and this subsidiary have the intent and ability to renew or convert these obligations through 2000 and into future periods.

      At December 31, 1999, unused bank lines of credit amounted to $1.9 billion. The lines generally provide for interest at market rates plus a margin based on our current

                   NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

bond rating. The principal line, which is cancelable only if our bond rating drops below investment grade, provides for $750 million of credit through March 2004, and has a facility fee of .10% that is payable quarterly. A 364-day facility provides for $500 million of credit through March 29, 2000 and has a facility fee of .07% that is payable quarterly. Carter Holt Harvey also has two principal lines of credit that support its commercial paper programs. A $600 million line of credit matures in April 2002 and has a .15% facility fee that is payable quarterly and a 250 million New Zealand dollar line of credit matures in February 2002 and has a .13% facility fee that is payable quarterly.

      At December 31, 1999, notes payable included $693 million of non-U.S. dollar denominated debt with maturities of less than twelve months and a weighted average interest rate of 10.3%.

      At December 31, 1999, outstanding debt included approximately $1.7 billion of borrowings with interest rates that fluctuate based on market conditions and our credit rating.

      In 1999, International Paper recorded an extraordinary loss of $16 million after taxes for the extinguishment of high interest debt which was assumed under the merger agreement with Union Camp. We extinguished approximately $275 million of long-term debt with interest rates ranging from 8.5% to 10%.

      Through a public tender offer in the 1997 third quarter, International Paper's then wholly-owned subsidiary, Federal Paper Board, repurchased $164 million of its 10% debentures due April 15, 2011. The earnings impact of the debt retirement was not significant.

--------------------------------------------------------------------------------
NOTE 14 FINANCIAL INSTRUMENTS
--------------------------------------------------------------------------------

Financial instruments are used primarily to hedge exposure to currency and interest rate risk. To qualify as hedges, financial instruments must reduce the currency or interest rate risk associated with the related underlying items and be designated as hedges by management. Gains or losses from the revaluation of financial instruments that do not qualify for hedge accounting treatment are recognized in earnings.

      Our policy is to finance a portion of our investments in non-U.S. operations with borrowings denominated in the same currency as the investment or by entering into foreign exchange contracts in tandem with U.S. dollar borrowings. These contracts are effective in providing a hedge against fluctuations in currency exchange rates. Gains or losses from the revaluation of these contracts, which are fully offset by gains or losses from the revaluation of the net assets being hedged, are determined monthly based on published currency exchange rates and are recorded as translation adjustments in common shareholders' equity. Upon liquidation of the net assets being hedged or early termination of the foreign exchange contracts, the gains or losses from the revaluation of foreign exchange contracts would be included in earnings. Amounts payable to or due from the counterparties to the foreign exchange contracts are included in accrued liabilities or accounts receivable as applicable.

      Financial instruments outstanding at December 31, 1999 used to hedge net investments in non-U.S. operations consisted of non-U.S. dollar denominated debt totaling $1.7 billion. Also outstanding were foreign currency forward contracts totaling $1.5 billion, substantially all having maturities of less than twelve months, as noted in the following table expressed in U.S. dollar equivalents. The average amount of outstanding contracts during 1999 and 1998 was $1.0 billion and $1.4 billion, respectively.

                                                              Weighted     Net
                                                              Average    Unrealized
Foreign Currency                                 Contract     Exchange     Gain
Forward Contracts (dollars in millions)           Amount        Rate      (Loss)
---------------------------------------          --------    ----------   ------
Receive Australian dollars / Pay New
  Zealand dollars                                 $   20        0.79       $(1)
Receive European euros / Pay U.S. dollars          1,012        0.95        52
Receive British pounds / Pay U.S. dollars             99        0.62
Receive New Zealand dollars / Pay U.S. dollars       332        1.93         3
Receive Swedish kronas / Pay U.S. dollars             34        8.09         2
Receive U.S. dollars / Pay New Zealand dollars        25        0.56         3

      Foreign exchange contracts are also used to hedge certain transactions that are denominated in non-U.S. currencies, primarily export sales and equipment purchased from nonresident vendors. These contracts serve to protect International Paper from currency fluctuations between the transaction and settlement dates. Gains and losses from the revaluation of these contracts, based on published currency exchange rates, along with offsetting gains and losses resulting from the revaluation of the underlying transactions, are recognized in earnings or deferred and recognized in the basis of the underlying transaction when completed. Any gains or losses arising from the cancellation of the underlying transactions or early termination of the foreign currency exchange contracts would be included in earnings.

      Financial instruments outstanding at December 31, 1999 used to hedge transactions denominated in non-U.S. curren-

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

cies consisted of foreign currency forward contracts totaling $617 million, a majority having maturities of less than twelve months, as noted in the following table expressed in U.S. dollar equivalents. The average amount of outstanding contracts during 1999 and 1998 was $454 million and $610 million, respectively.

                                                                  Weighted         Net
                                                                  Average       Unrealized
Foreign Currency                                   Contract       Exchange         Gain
Forward Contracts (U.S. dollars in millions)        Amount          Rate          (Loss)
----------------------------------------------     --------       --------      ----------
Receive German marks / Pay British pounds           $  40           3.00           $(3)
Receive European euros / Pay U.S. dollars              51           0.99
Receive European euros / Pay British pounds            65           1.58            (1)
Receive British pounds / Pay European euros            21           0.63
Receive New Zealand dollars / Pay Australian
  dollars                                             116           1.23            (5)
Receive New Zealand dollars / Pay U.S. dollars        167           1.96             7
Receive U.S. dollars / Pay European euros              56           1.07
Receive U.S. dollars / Pay British pounds              20           1.61

Note: We have an additional $81 million in a number of smaller contracts to purchase or sell other currencies with a related net immaterial unrealized loss.

      Cross-currency and interest rate swap agreements are used to manage the composition of our fixed and floating rate debt portfolio. Amounts to be paid or received as interest under these agreements are recognized over the life of the swap agreements as adjustments to interest expense. Gains or losses from the revaluation of cross-currency swap agreements that qualify as hedges of investments are recorded as translation adjustments in common shareholders' equity. Gains or losses from the revaluation of cross-currency swap agreements that do not qualify as hedges of investments are included in earnings. The related amounts payable to or due from the counterparties to the agreements are included in accrued liabilities or accounts receivable as applicable. If swap agreements are terminated early, the resulting gain or loss would be deferred and amortized over the remaining life of the related debt. The following table presents notional amounts and principal cash flows for currency and interest rate swap agreements by year of maturity expressed in U.S. dollar equivalents. The impact on our earnings and net liability under these agreements was not significant.

Interest Rate and Currency Swaps (in millions)

Outstanding as                                                                      There-             Fair
of December 31, 1999                  2000    2001    2002      2003      2004      after    Total     Value
--------------------------------      ----    ----    ----      ----      ----      -----    -----     -----
U.S. dollar variable to
  fixed rate swaps                                    $ 45      $200      $300      $500    $1,045      $ 16
    Average pay rate 7.3%
    Average receive rate 6.1%
Australian dollar variable to
  fixed rate swaps                    $ 48    $ 48      16        48        16                 176         2
    Average pay rate 6.0%
    Average receive rate 5.4%
New Zealand dollar variable to
  fixed rate swaps                      23      26      52        26        13                 140         2
    Average pay rate 6.8%
    Average receive rate 5.4%
U.S. dollar fixed to
  variable rate swaps                                   45       200       550       500     1,295       (25)
    Average pay rate 7.4%
    Average receive rate 6.6%
U.S. dollar to Australian dollar
  cross-currency swap                                  150                                     150        (4)
Swiss franc to New Zealand
  dollar cross-currency swaps                   75                                              75        (8)

      We do not hold or issue financial instruments for trading purposes. The counterparties to interest rate swap agreements and foreign exchange contracts consist of a number of major international financial institutions. International Paper continually monitors its positions with and the credit quality of these financial institutions and does not expect nonperformance by the counterparties.

--------------------------------------------------------------------------------
NOTE 15 CAPITAL STOCK
--------------------------------------------------------------------------------

The authorized capital stock at December 31, 1999 and 1998 consisted of 990,850,000 and 400,000,000 shares of common stock, $1 par value, respectively; 400,000 shares of cumulative $4 nonredeemable preferred stock, without par value (stated value $100 per share); and 8,750,000 shares of serial preferred stock, $1 par value. The serial preferred stock is issuable in one or more series by the Board of Directors without further shareholder action.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
NOTE 16 RETIREMENT PLANS
--------------------------------------------------------------------------------

International Paper maintains pension plans that provide retirement benefits to substantially all employees. Employees generally are eligible to participate in the plans upon completion of one year of service and attainment of age 21.

      The plans provide defined benefits based on years of credited service and either final average earnings (salaried employees), hourly job rates or specified benefit rates (hourly and union employees).

U.S. Defined Benefit Plans

      International Paper makes contributions that are sufficient to fully fund its actuarially determined costs, generally equal to the minimum amounts required by the Employee Retirement Income Security Act (ERISA).

      Net periodic pension income for qualified and nonqualified defined benefit plans comprised the following:

In millions                                    1999        1998        1997
----------------------------------------      -----       -----       -----
Service cost                                  $(101)      $ (97)      $ (90)
Interest cost                                  (303)       (297)       (280)
Expected return on plan assets                  469         455         418
Amortization of net transition asset (1)                     26          26
Actuarial gains and losses                       (6)         (3)         (1)
Amortization of prior service cost              (16)        (12)        (10)
Curtailment gain                                  6           5
                                              -----       -----       -----
Net periodic pension income                   $  49       $  77       $  63
                                              =====       =====       =====

(1) Amortization of International Paper's net transition asset, which increased annual periodic pension income, was completed in 1999.

      The following table presents the changes in benefit obligation and plan ssets for 1999 and 1998 and the plans' funded status and amounts recognized in the consolidated balance sheet as of December 31, 1999 and 1998.

In millions                                              1999            1998
-----------------------------------------               -------         -------
Change in benefit obligation:
  Benefit obligation, January 1                         $ 4,492         $ 3,928
  Service cost                                              101              92
  Interest cost                                             303             285
  Participants' contributions                                                 1
  Actuarial (gain) loss                                    (439)            393
  Benefits paid                                            (322)           (258)
  Acquisitions                                                               53
  Divestitures                                                              (23)
  Curtailment gain                                          (10)
  Special termination benefits                               92              11
  Plan amendments                                           106              10
                                                        -------         -------
  Benefit obligation, December 31 (1)                   $ 4,323         $ 4,492
                                                        =======         =======
Change in plan assets:
  Fair value of plan assets, January 1                  $ 4,942         $ 4,684
  Actual return on plan assets                              950             436
  Company and participants' contributions                    42              20
  Benefits paid                                            (322)           (258)
  Acquisitions                                                               85
  Divestitures                                                              (25)
                                                        -------         -------
  Fair value of plan assets, December 31                $ 5,612         $ 4,942
                                                        =======         =======
Funded status (2)                                       $ 1,289         $   450
Unrecognized actuarial (gain) loss                         (615)            322
Unamortized prior service cost                              183              87
Unrecognized net transition obligation                        2               3
                                                        -------         -------
Prepaid benefit cost                                    $   859         $   862
                                                        =======         =======
Amounts recognized in the consolidated
   balance sheet consist of:
     Prepaid benefit cost                               $   928         $   959
     Accrued benefit liability                              (85)           (129)
     Intangible asset                                         6              19
     Minimum pension liability adjustment
       included in accumulated other
       comprehensive income                                  10              13
                                                        -------         -------
  Net amount recognized                                 $   859         $   862
                                                        =======         =======

(1) Includes nonqualified unfunded plans with projected benefit obligations of $110 million and $125 million at December 31, 1999 and 1998, respectively.

(2) The Union Camp and Alling and Cory domestic qualified pension plans were merged with the International Paper domestic qualified pension plan effective September 30, 1999. The funded status information for 1999 reflects this merger. Prior to the plan merger, the Union Camp domestic qualified hourly plan had an accumulated benefit obligation in excess of the fair value of plan assets. As of December 31, 1998, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the Union Camp hourly plan were $290 million, $290 million and $269 million, respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      Included in the 1999 special charge was $92 million for special termination benefits attributable to the elimination of approximately 1,171 positions in connection with an employee integration benefits program provided to employees whose jobs were eliminated as a result of the merger of International Paper and Union Camp.

      Included in the 1998 special charge was $11 million for special termination benefits attributable to the elimination of approximately 540 positions in connection with a Union Camp employee severance program.

      Plan assets are held in master trust accounts and include investments in International Paper common stock in the amounts of $401 million and $432 million at December 31, 1999 and 1998, respectively.

      Weighted average assumptions as of December 31, 1999, 1998 and 1997 were as follows:

                                           1999           1998 (1,2)    1997 (2)
                                          -----           ----          ----
Discount rate                              7.75%          6.60%         7.20%
Expected long-term return on
  plan assets                             10.00%          9.90%         9.90%
Rate of compensation increase              5.00%          4.20%         4.60%

(1) As of June 1, 1999 International Paper enhanced pension benefits for its major union groups. As a result, the pension plan was revalued. The revaluation assumed a discount rate of 7.25% and a rate of compensation increase of 4.5%. These actions had the net effect of reducing the pension benefit obligation by $179 million.

(2) The 1998 and 1997 rates are a blended average of the Union Camp and International Paper plan assumptions. The International Paper discount rate, expected long-term return on plan assets and rate of compensation increase for 1998 was 6.5%, 10.0% and 4.0%, respectively. For 1997 the respective rates were 7.25%, 10.0% and 4.5%.

Non-U.S. Defined Benefit Plans

      Generally, our non-U.S. pension plans are funded using the projected benefit as a target, except in certain countries where funding of benefit plans is not required. Net periodic pension expense for our non-U.S. plans was not significant for 1999, 1998 and 1997.

      The plans' projected benefit obligation in excess of plan assets at fair value at December 31, 1999 and 1998 was $43 million and $66 million, respectively. Plan assets are composed principally of common stocks and other fixed income securities.

Other Plans

      We sponsor several defined contribution plans to provide substantially all U.S. salaried and certain hourly employees of International Paper an opportunity to accumulate personal funds for their retirement. Contributions may be made on a before-tax basis to substantially all of these plans.

      As determined by the provisions of each plan, International Paper matches the employees' basic voluntary contributions. Such matching contributions to the plans were approximately $67 million, $58 million and $56 million for the plan years ending in 1999, 1998 and 1997, respectively. The net assets of these plans approximated $3.4 billion as of the 1999 plan year-end.

--------------------------------------------------------------------------------
NOTE 17 POSTRETIREMENT BENEFITS
--------------------------------------------------------------------------------

International Paper provides certain retiree health care and life insurance benefits covering a majority of U.S. salaried and certain hourly employees. Employees are generally eligible for benefits upon retirement and completion of a specified number of years of creditable service. An amendment in 1992 to one of the plans limits the maximum annual company contribution for health care benefits for retirees after January 1, 1992, based on age at retirement and years of service after age 50. Amortization of this plan amendment, which reduced annual net postretirement benefit cost, was completed in 1999. International Paper does not prefund these benefits and has the right to modify or terminate certain of these plans in the future.

      The components of postretirement benefit expense in 1999, 1998 and 1997 were as follows:

In millions                                      1999         1998         1997
----------------------------------               ----         ----         ----
Service cost                                     $ 11         $ 11         $ 11
Interest cost                                      30           33           33
Actuarial gains and losses                          2            1            1
Amortization of prior service cost                (12)         (21)         (21)
                                                 ----         ----         ----
Net postretirement benefit cost                  $ 31         $ 24         $ 24
                                                 ====         ====         ====

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      The following table presents the plans' funded status as of December 31, 1999 and 1998 and changes in benefit obligation and plan assets for 1999 and 1998.

In millions                                                 1999           1998
----------------------------------------                   -----          -----
Change in benefit obligation:
  Benefit obligation, January 1                            $ 503          $ 489
  Service cost                                                11             11
  Interest cost                                               30             33
  Participants' contributions                                 16             15
  Actuarial loss (gain)                                      (66)            (6)
  Benefits paid                                              (44)           (45)
  Plan amendments                                            (15)
  Acquisitions                                                                3
  Curtailment loss (gain)                                      4
  Special termination benefits                                 7              3
                                                           -----          -----
  Benefit obligation, December 31                          $ 446          $ 503
                                                           =====          =====

Change in plan assets:
  Fair value of plan assets, January 1                     $  --          $  --
  Company contributions                                       28             30
  Participants' contributions                                 16             15
  Benefits paid                                              (44)           (45)
                                                           -----          -----
  Fair value of plan assets, December 31                   $  --          $  --
                                                           =====          =====

  Funded status                                            $(446)         $(503)
  Unamortized prior service cost                             (47)           (39)
  Unrecognized actuarial loss                                  4             58
                                                           -----          -----
  Prepaid (accrued) benefit cost                           $(489)         $(484)
                                                           =====          =====

      Future benefit costs were estimated assuming medical costs would increase at a 7.25% annual rate, decreasing to a 5% annual growth rate ratably over the next four years and then remaining at a 5% annual growth rate thereafter. A 1% increase in this annual trend rate would have increased the accumulated postretirement benefit obligation at December 31, 1999 by $21 million. A 1% decrease in the annual trend rate would have decreased the accumulated postretirement benefit obligation at December 31, 1999 by $18 million. The effect on net postretirement benefit cost from a 1% increase or decrease would not be material. The weighted average discount rate used to estimate the accumulated postretirement benefit obligation at December 31, 1999 was 7.75% compared with 6.60% at December 31, 1998.

      Included in the 1999 special charge was $7 million for special termination benefits attributable to the elimination of approximately 313 positions in connection with an integration benefits program provided to employees whose jobs were eliminated as a result of the merger of International Paper and Union Camp.

      Included in the 1998 special charge was $3 million for special termination benefits attributable to the elimination of approximately 540 positions in connection with a Union Camp employee severance program.

--------------------------------------------------------------------------------
NOTE 18 INCENTIVE PLANS
--------------------------------------------------------------------------------

International Paper currently has a Long-Term Incentive Compensation Plan that includes a Stock Option Plan, a Restricted Performance Share Plan and an Executive Continuity Award Plan, administered by a committee of nonemployee members of the Board of Directors who are not eligible for awards. The Plan allows stock appreciation rights to be awarded, although none were outstanding at December 31, 1999 or 1998. We also have other performance-based restricted share/unit plans available to senior executives and directors.

      We apply the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for our plans and the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). Accordingly, no compensation cost has been recognized for the stock option plan. Had compensation cost for our stock-based compensation plans been determined consistent with the provisions of SFAS No. 123, our net earnings, earnings per common share and earnings per common share - assuming dilution would have been reduced to the pro forma amounts indicated below:

In millions, except per share amounts          1999         1998          1997
-------------------------------------         -------      -------      -------
Net Earnings (Loss)
  As reported                                 $   183      $   247      $   (80)
  Pro forma                                       152          223         (108)
Earnings (Loss) Per Common Share
  As reported                                 $  0.44      $  0.60      $ (0.20)
  Pro forma                                      0.37         0.54        (0.27)
Earnings (Loss) Per Common Share -
Assuming Dilution
  As reported                                 $  0.44      $  0.60      $ (0.20)
  Pro forma                                      0.37         0.54        (0.27)

      The effect on 1999, 1998 and 1997 pro forma net earnings, earnings per common share and earnings per common share - assuming dilution of expensing the estimated fair value of stock options is not necessarily representative of the effect on reported earnings for future years due to the vest-

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ing period of stock options and the potential for issuance of additional stock options in future years.

Stock Option Plan

      Under the current plan officers and certain other employees may be granted options to purchase International Paper common stock. The option price is the market price of the stock at the date of grant. Options are immediately exercisable under the plan; however, the underlying shares cannot be sold and carry profit forfeiture provisions during the initial two years following grant. Upon exercise of an option, a replacement option may be granted with the exercise price equal to the current market price and with a term extending to the expiration date of the original option.

      For purposes of the pro forma disclosure above the fair value of each option grant has been estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1999, 1998 and 1997, respectively:

                                          1999            1998            1997
                                        -------         -------         -------
Initial Options (1)
  Risk-Free Interest Rate                  4.78%           5.05%           6.14%
  Price Volatility                        33.00%          29.28%          26.46%
  Dividend Yield                           2.08%           2.38%           2.77%
  Expected Term in Years                   4.39            5.31            5.13

Replacement Options (2)
  Risk-Free Interest Rate                  5.47%           5.51%           6.31%
  Price Volatility                        33.00%          31.09%          29.50%
  Dividend Yield                           2.05%           2.17%           2.31%
  Expected Term in Years                   2.09            2.12            2.22

(1) The average fair values of initial option grants during 1999, 1998 and 1997 were $13.14, $10.83 and $10.69, respectively.

(2) The average fair values of replacement option grants during 1999, 1998 and 1997 were $10.14, $9.40 and $9.04, respectively.

      A summary of the status of the Stock Option Plan as of December 31, 1999, 1998 and 1997 and changes during the years ended on those dates is presented below:

                                                                       Weighted
                                                                       Average
                                                                       Exercise
                                                   Options (1,2)        Price
                                                    -----------        --------
Outstanding at January 1, 1997                       17,066,505         $34.26
  Granted                                             6,889,324          44.55
  Exercised                                          (5,005,818)         34.17
  Forfeited                                            (605,679)         35.99
  Expired                                              (220,248)         42.56
                                                    -----------         ------
Outstanding at December 31, 1997                     18,124,084          38.03
  Granted                                             4,820,970          42.96
  Exercised                                          (3,314,612)         35.85
  Forfeited                                            (789,621)         42.82
  Expired                                              (154,915)         49.97
                                                    -----------         ------
Outstanding at December 31, 1998                     18,685,906          39.39
  Granted                                             4,521,627          49.76
  Exercised                                          (6,531,818)         36.56
  Forfeited                                            (522,214)         42.91
  Expired                                              (354,566)         51.41
                                                    -----------         ------
Outstanding at December 31, 1999                     15,798,935          43.14
                                                    ===========

(1) The table does not include Executive Continuity Award tandem options described below. No fair value is assigned to these options under SFAS No.
      123. The tandem restricted shares accompanying these options are expensed over their vesting period.

(2) The table does include options outstanding under two acquired company plans under which options may no longer be granted.

      The following table summarizes information about stock options outstanding at December 31, 1999:

                                            Outstanding and Exercisable
                                    ------------------------------------------
                                                      Weighted       Weighted
                                                      Average        Average
                                      Options        Remaining       Exercise
Range of Exercise Prices            Outstanding         Life          Price
------------------------            -----------      ----------     ----------
$22.68 - $38.50                      3,415,956           5.5          $32.29
$38.62 - $41.94                      4,187,083           6.9          $40.29
$41.98 - $46.00                      3,578,837           7.5          $44.54
$46.06 - $52.25                      2,112,332           4.7          $49.74
$52.37 - $59.94                      2,504,727           3.2          $55.15

Performance - Based Restricted Shares

      Under the Restricted Performance Share Plan, contingent awards of International Paper's common stock are granted by the Committee. Awards are earned on the basis of International Paper's financial performance over a period of consecutive calendar years as determined by the Committee. A majority of the awards under the Restricted Performance Share Plan in effect at the beginning of 1999 have been can-

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

celled. Prior to the amended plan which is expected to commence in 2001, a one-time Transitional Performance Unit Plan was implemented effective July 1, 1999, which provides a cash award upon successful achievement of pre-established performance criteria.

      The following summarizes the activity of all performance-based plans for the three years ending December 31, 1999:

                                                                       Shares
                                                                     ----------
Outstanding at January 1, 1997                                        1,037,061
  Granted                                                               284,547
  Issued                                                               (120,187)
  Forfeited                                                             (40,352)
                                                                     ----------
Outstanding at December 31, 1997                                      1,161,069
  Granted                                                               330,656
  Issued                                                               (156,935)
  Forfeited                                                             (50,100)
                                                                     ----------
Outstanding at December 31, 1998                                      1,284,690
  Granted                                                                95,035
  Issued                                                               (227,553)
  Forfeited (1)                                                      (1,067,153)
                                                                     ----------
Outstanding at December 31, 1999                                         85,019
                                                                     ==========

(1)   Includes 974,734 shares forfeited under the Restricted Performance Share
      Plan.

Executive Continuity Award Plan

      The Executive Continuity Award Plan provides for the granting of tandem awards of restricted stock and/or nonqualified stock options to key executives. Grants are restricted and awards conditioned on attainment of specified age and years of service requirements. Exercise of a tandem stock option results in the cancellation of the related restricted shares.

      The following summarizes the activity of the Executive Continuity Award Plan for the three years ending December 31, 1999:

                                                                        Shares
                                                                       --------
Outstanding at January 1, 1997                                          483,650
  Granted                                                               106,108
  Issued                                                                 (9,500)
                                                                       --------
Outstanding at December 31, 1997                                        580,258
  Granted                                                                24,000
  Issued                                                                 (5,500)
  Forfeited                                                              (5,000)
                                                                       --------
Outstanding at December 31, 1998                                        593,758
  Granted                                                                71,900
  Issued                                                                (65,412)
  Forfeited (1)                                                         (89,390)
                                                                       --------
Outstanding at December 31, 1999                                        510,856
                                                                       ========

(1) Includes restricted shares cancelled when tandem stock options were exercised. In 1999, 440,000 tandem stock options were exercised.

      At December 31, 1999 and 1998, a total of 30.1 million and 4.6 million shares, respectively, were available for grant under the Long-Term Incentive Compensation Plan. In 1999, shareholders approved an additional 25.5 million shares to be made available for grant, with 3 million of these shares reserved specifically for the granting of restricted stock. A total of 4.2 million shares remain available for the granting of restricted stock as of December 31, 1999.

      The compensation cost that has been charged to earnings for the performance-based plans was $3 million, $15 million and $14 million for 1999, 1998 and 1997, respectively. Our 1999 earnings included income of $20 million recognized upon cancellation of a majority of the awards under the Restricted Performance Share Plan.

--------------------------------------------------------------------------------
NOTE 19 SUBSEQUENT EVENTS
--------------------------------------------------------------------------------

The sale for just over $1.2 billion of Carter Holt Harvey's equity interest in COPEC closed on January 3, 2000. Also, the sale for $79 million of our equity interest in Scitex was completed on January 6, 2000. These transactions resulted in an after-tax profit of about $135 million or $.33 per share which will be recorded as an extraordinary item, pursuant to the pooling-of-interests rules, in the first quarter of 2000.

      On February 17, 2000, International Paper announced that we had reached an agreement to acquire Shorewood Packaging Corporation, a leader in the premium retail packaging market, for $600 million in cash and the assumption of $275 million of debt.

      On February 21, 2000, Carter Holt Harvey announced the purchase of CSR Limited's medium density fiberboard and particleboard businesses and its Oberon sawmill for approximately $207 million in cash.

                               INTERNATIONAL PAPER

SIX-YEAR FINANCIAL SUMMARY
Dollar amounts in millions, except per share amounts and stock prices       1999               1998               1997
------------------------------------------------------------------------------------------------------------------------------
Results of Operations
Net sales                                                                 $ 24,573           $ 23,979          $  24,556
Costs and expenses, excluding interest                                      23,620             23,039             23,976
Earnings before income taxes, minority
  interest, extraordinary item and
  cumulative effect of accounting changes                                      448(1)             429(2)             143(3)
Minority interest expense, net of taxes                                        163(1)              87(2)             140(3)
Extraordinary item                                                              16
Cumulative effect of accounting changes
Net earnings (loss)                                                            183(1)             247(2)             (80)(3)
Earnings (loss) applicable to common shares                                    183(1)             247(2)             (80)(3)
                                                                          --------           --------          ---------
Financial Position
Working capital                                                           $  2,859           $  2,675          $   1,476
Plants, properties and equipment, net                                       14,381             15,320             15,707
Forestlands                                                                  2,921              3,093              3,273
Total assets                                                                30,268             31,466             31,971
Long-term debt                                                               7,520              7,697              8,521
Common shareholders' equity                                                 10,304             10,738             10,647
                                                                          --------           --------          ---------
Per Share of Common Stock -
  Assuming No Dilution (7)
Earnings (loss) before extraordinary item
  and cumulative effect of accounting changes                             $   0.48           $   0.60          $   (0.20)
Extraordinary item                                                           (0.04)
Cumulative effect of accounting changes
Earnings (loss)                                                               0.44               0.60              (0.20)
Cash dividends                                                                1.01               1.05               1.05
Common shareholders' equity                                                  24.95              26.13              26.18
                                                                          --------           --------          ---------
Common Stock Prices (7)
High                                                                        59 1/2             55 1/4                 61
Low                                                                         39 1/2             35 1/2             38 5/8
Year-end                                                                   56 7/16           44 13/16             43 1/8
                                                                          --------           --------          ---------
Financial Ratios
Current ratio                                                                  1.7                1.6                1.3
Total debt to capital ratio                                                   38.1               39.0               46.1
Return on equity                                                               1.7(1,6)           2.3(2,6)          (0.7)(3,6)
Return on investment                                                           2.6(1,6)           2.5(2,6)           1.5(3,6)
                                                                          --------           --------          ---------
Capital Expenditures                                                      $  1,139           $  1,322          $   1,448
                                                                          --------           --------          ---------
Number of Employees                                                         98,700             98,300            100,900
                                                                          ========           ========          =========

SIX-YEAR FINANCIAL SUMMARY
Dollar amounts in millions, except per share amounts and stock prices       1996               1995             1994
--------------------------------------------------------------------------------------------------------------------------
Results of Operations
Net sales                                                                 $  24,182          $ 24,140         $  18,469
Costs and expenses, excluding interest                                       23,193            20,791            17,150
Earnings before income taxes, minority
  interest, extraordinary item and
  cumulative effect of accounting changes                                       939(4)          2,742               896(5)
Minority interest expense, net of taxes                                         180(4)            166                54
Extraordinary item
Cumulative effect of accounting changes                                                                             (79)
Net earnings (loss)                                                             379(4)          1,595               461(5)
Earnings (loss) applicable to common shares                                     379(4)          1,595               461(5)
                                                                          ---------          --------         ---------
Financial Position
Working capital                                                           $     454          $  1,471         $     856
Plants, properties and equipment, net                                        16,570            14,347            12,546
Forestlands                                                                   3,637             3,030             1,009
Total assets                                                                 33,357            28,838            22,624
Long-term debt                                                                7,943             7,144             5,716
Common shareholders' equity                                                  11,349             9,837             8,280
                                                                          ---------          --------         ---------
Per Share of Common Stock -
  Assuming No Dilution (7)
Earnings (loss) before extraordinary item
  and cumulative effect of accounting changes                             $    0.95          $   4.41         $    1.52
Extraordinary item
Cumulative effect of accounting changes                                                                           (0.22)
Earnings (loss)                                                                0.95              4.41              1.30
Cash dividends                                                                 1.05              0.98              0.90
Common shareholders' equity                                                   28.57             27.20             23.34
                                                                          ---------          --------         ---------
Common Stock Prices (7)
High                                                                         44 5/8            45 3/4            40 1/4
Low                                                                          35 5/8            34 1/8            30 3/8
Year-end                                                                     40 1/2            37 7/8            37 3/4
                                                                          ---------          --------         ---------
Financial Ratios
Current ratio                                                                   1.1               1.3               1.2
Total debt to capital ratio                                                    45.6              43.7              48.6
Return on equity                                                                3.4(4)           17.6               5.7(5)
Return on investment                                                            3.3(4)            9.0               4.1(5)
                                                                          ---------          --------         ---------
Capital Expenditures                                                      $   1,780          $  1,785         $   1,439
                                                                          ---------          --------         ---------
Number of Employees                                                         106,300            99,800            88,900
                                                                          =========          ========         =========

                               INTERNATIONAL PAPER

FINANCIAL GLOSSARY

Current ratio -

      current assets divided by current liabilities.

Total debt to capital ratio -

      long-term debt plus notes payable and current maturities of long-term debt divided by long-term debt, notes payable and current maturities of long-term debt, minority interest, preferred securities and total common shareholders' equity.

Return on equity -

      net earnings divided by average common shareholders' equity (computed monthly).

Return on investment -

      net earnings plus after-tax interest expense and minority interest expense divided by an average of total assets minus accounts payable and accrued liabilities.

FOOTNOTES TO SIX-YEAR FINANCIAL SUMMARY

(1) Includes a $148 million pre-tax charge ($97 million after taxes) for Union Camp merger-related termination benefits, a $107 million pre-tax charge ($78 million after taxes) for one-time merger expenses, a $298 million pre-tax charge ($180 million after taxes and minority interest expense) for asset shutdowns of excess internal capacity and cost reduction actions, a $10 million pre-tax charge ($6 million after taxes) to increase existing environmental remediation reserves related to certain former Union Camp facilities, a $30 million pre-tax charge ($18 million after taxes) to increase existing legal reserves and a $36 million pre-tax credit ($27 million after taxes) for the reversal of reserves that were no longer required.

(2) Includes a $20 million pre-tax gain ($12 million after taxes) on the sale of the Veratec nonwovens business, an $83 million pre-tax gain ($50 million after taxes) from the reversal of previously established reserves that are no longer required, a $111 million pre-tax charge ($68 million after taxes) for the impairment of oil and gas reserves due to low prices, a $145 million pre-tax restructuring and asset impairment charge ($82 million after taxes and minority interest expense) and $16 million of pre-tax charges ($10 million after taxes) related to our share of charges taken by Scitex, a 13% investee company, for the write-off of in-process research and development related to an acquisition and costs to exit the digital video business.

(3) Includes a pre-tax business improvement charge of $535 million ($385 million after taxes), a $150 million pre-tax provision for legal reserve ($93 million after taxes), a pre-tax charge of $125 million ($80 million after taxes) for anticipated losses associated with the sale of the Imaging businesses, and a pre-tax gain of $170 million ($97 million after taxes and minority interest expense) from the redemption of certain retained west coast partnership interests and the release of a related debt guaranty.

(4) Includes a pre-tax restructuring and asset impairment charge of $554 million ($386 million after taxes), a $592 million pre-tax gain on the sale of a west coast partnership interest ($336 million after taxes and minority interest expense), a $155 million pre-tax charge ($99 million after taxes) for the write-down of the investment in Scitex and a $10 million pre-tax charge ($6 million after taxes) for our share of a restructuring charge announced by Scitex in November 1996.

(5) Includes $17 million ($10 million after taxes) of additional earnings related to the change in accounting for start-up costs.

(6) Return on equity was 5.2% and return on investment was 4.0% in 1999 before special items. Return on equity was 3.2% and return on investment was 2.8% in 1998 before special items. Return on equity was 3.4% and return on investment was 3.0% in 1997 before special items.

(7) Per share data and common stock prices have been adjusted to reflect a two-for-one stock split in September 1995. All per share amounts are computed before the effects of dilutive securities.

                               INTERNATIONAL PAPER

INTERIM FINANCIAL RESULTS (UNAUDITED)

In millions, except per share amounts and stock prices

                                                                   Quarter
                                              ---------------------------------------------------
                                              First         Second         Third          Fourth       Year
                                              -----         ------         -----          ------       ----
1999
Net Sales                                     $ 6,032       $ 5,996        $ 6,251        $ 6,294      $24,573
Gross Margin (1)                                1,456         1,576          1,658          1,778        6,468
Earnings (Loss) Before Income Taxes,
  Minority Interest and Extraordinary Item         94           (36)(2)        242(3)         148(4)       448(2,3,4)
Net Earnings (Loss)                                32           (71)(2)        142(3)          80(4)       183(2,3,4)
Per Share of Common Stock
  Earnings (Loss)                             $  0.08       $ (0.17)       $  0.34        $  0.19      $  0.44
  Earnings (Loss) - Assuming Dilution            0.08         (0.17)          0.34           0.19         0.44
  Dividends                                      0.26          0.25           0.25           0.25         1.01
Common Stock Prices
  High                                         47 1/4        59 1/2        56 1/16       57 11/16       59 1/2
  Low                                          39 1/2      42 11/16       46 15/16        43 9/16       39 1/2

1998
Net Sales                                     $ 6,006       $ 5,833        $ 6,032        $ 6,108      $23,979
Gross Margin (1)                                1,558         1,509          1,464          1,524        6,055
Earnings (Loss) Before Income Taxes
  and Minority Interest                           185           171(5)         (17)(6)         90(7)       429(5,6,7)
Net Earnings (Loss)                               100           103(5)          (2)(6)         46(7)       247(5,6,7)
Per Share of Common Stock
  Earnings (Loss)                             $  0.25       $  0.25        $ (0.01)       $  0.11      $  0.60
  Earnings (Loss) - Assuming Dilution            0.25          0.25          (0.01)          0.11         0.60
  Dividends                                      0.26          0.26           0.26           0.27         1.05
Common Stock Prices
  High                                         52 5/8        55 1/4         49 3/8        49 3/16       55 1/4
  Low                                          40 7/8        42 1/2         35 1/2        40 3/16       35 1/2

(1)   Gross margin represents net sales less cost of products sold.

(2) Includes a $98 million pre-tax charge ($67 million after taxes) for Union Camp merger-related termination benefits, a $59 million pre-tax charge ($49 million after taxes) for one-time merger expenses, a $113 million pre-tax charge ($69 million after taxes) for asset shutdowns of excess internal capacity and cost reduction actions and a $36 million pre-tax credit ($27 million after taxes) for the reversal of reserves that were no longer required.

(3) Includes a $50 million pre-tax charge ($30 million after taxes) for Union Camp merger-related termination benefits, an $18 million pre-tax charge ($11 million after taxes) for one-time merger expenses and a $10 million pre-tax charge ($6 million after taxes) to increase existing environmental remediation reserves related to certain former Union Camp facilities.

(4) Includes a $185 million pre-tax charge ($111 million after taxes and minority interest expense) for asset shutdowns of excess internal capacity and cost reduction actions, a $30 million pre-tax charge ($18 million after taxes) for one-time merger expenses and a $30 million pre-tax charge ($18 million after taxes) to increase existing legal reserves.

(5) Includes a $6 million pre-tax charge ($4 million after taxes) recorded to write off in-process research and development costs related to an acquisition by Scitex, a 13% owned investee company.

(6) Includes special items totaling a pre-tax loss of $145 million ($82 million after taxes and minority interest expense). These special items include a $10 million pre-tax charge ($6 million after taxes) related to our share of a restructuring charge taken by Scitex. The Scitex charge is reflected as an equity loss from the investment in Scitex in the consolidated statement of earnings.

(7) Includes a $56 million pre-tax oil and gas impairment charge ($35 million after taxes) and a $38 million pre-tax credit ($23 million after taxes) from the reversal of reserves that were no longer required.

                            SHAREHOLDER INFORMATION

CORPORATE HEADQUARTERS

International Paper
Two Manhattanville Road
Purchase, NY 10577
914-397-1500

ANNUAL MEETING

The next annual meeting of shareholders will be held at 8:30 a.m., Tuesday, May 9, 2000 at the Manhattanville College, Purchase, New York.

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

DIRECT PURCHASE PLAN

Under our plan you may invest all or a portion of your dividends, and you may purchase up to $20,000 of additional shares each year. International Paper pays most of the brokerage commissions and fees. You may also deposit your certificates with the transfer agent for safekeeping. For a copy of the plan prospectus, call or write to the Corporate Secretary at corporate headquarters.

INDEPENDENT PUBLIC ACCOUNTANTS

Arthur Andersen LLP
1345 Avenue of the Americas
New York, NY 10105

REPORTS AND PUBLICATIONS

Additional copies of this annual report, the most recent environment, health and safety annual report, SEC filings and other publications are available by calling 914-397-1522 or writing to the investor relations department at corporate headquarters. Additional information is also available on our website
- http://www.internationalpaper.com

INVESTOR RELATIONS

Investors desiring further information about International Paper should contact the investor relations department at corporate headquarters, 914-397-1625.

CREDITS

Papers used in this report-Cover: Zanders Mega Dull 80 lb. cover; pages 1-4, Zanders Mega Dull 80 lb. text; pages 5-64, Beckett Expression, Radiance, 70 lb. text.

Designed by Pentagram New York and Dick Pepper & Mike Coulson. Printed by The Hennegan Company. Major photography by Jack Kenner. Photo of Mr. Dillon by Keith Renard.

Products and brand designations appearing in italics are trademarks of International Paper or a related company.

(c) 2000 International Paper Company.
All rights reserved.

                       On our cover: Kristen Henderson enjoys a beautiful day on
                            her new bicycle. The bicycle packaging was specially
                      designed and manufactured by employees at our Fond du Lac,
                             Wis., Edinburg, Texas, and Putnam, Conn., container
                        facilities. Henderson, who also appears in International
                       Paper television commercials, is the daughter of employee
                    Maureen Henderson, senior financial analyst, in Tuxedo, N.Y.
                            Kristen and Maureen are featured on the cover of our
                                         Conversation About the Future brochure.

                         DIRECTORS AND SENIOR MANAGEMENT

DIRECTORS

PETER I. BIJUR(1)(4)(7)*
Chairman and
Chief Executive Officer
Texaco, Inc.

JOHN T. DILLON(2)*(3)
Chairman and
Chief Executive Officer
International Paper

ROBERT J. EATON(4)*(5)
Chairman of the
Board of Management
DaimlerChrysler AG

SAMIR G. GIBARA(1)(5)
Chairman and
Chief Executive Officer
The Goodyear Tire &
Rubber Company

JAMES A. HENDERSON(1)(4)
Former Chairman and
Chief Executive Officer
Cummins Engine Company

JOHN R. KENNEDY(5)(7)
Former President and
Chief Executive Officer
Federal Paper Board Company, Inc.

ROBERT D. KENNEDY(3)(4)
Former Chairman and
Chief Executive Officer
Union Carbide Corporation

W. CRAIG MCCLELLAND(3)(6)
Former Chairman and
Chief Executive Officer
Union Camp Corporation

DONALD F. MCHENRY(1)(2)(4)(5)*
Distinguished
Professor of Diplomacy
Georgetown University

PATRICK F. NOONAN(6)*(7)
Chairman and
Chief Executive Officer
The Conservation Fund

JANE C. PFEIFFER(1)*(3)(6)
Management Consultant

JEREMIAH J. SHEEHAN(6)(7)
Chairman and
Chief Executive Officer
Reynolds Metals Company

CHARLES R. SHOEMATE(2)(3)*(4)(5)
Chairman, President and
Chief Executive Officer
Bestfoods

C. WESLEY SMITH(6)(7)
Executive Vice President
International Paper

1     Audit Committee
2     Executive Committee
3     Finance Committee
4     Management Development and Compensation Committee
5     Governance Committee
6     Public and Legal Affairs Committee
7     Environment, Health and Technology Committee
*     Committee Chairperson

SENIOR MANAGEMENT

JOHN T. DILLON
Chairman and
Chief Executive Officer

DAVID W. OSKIN
Executive Vice President

C. WESLEY SMITH
Executive Vice President

JAMES P. MELICAN
Executive Vice President
Legal and External Affairs

MARIANNE M. PARRS
Executive Vice President
Administration

ROBERT M. AMEN
President
International Paper
Europe

JEROME N. CARTER
Senior Vice President
Human Resources

THOMAS E. COSTELLO
Senior Vice President
Distribution

JOHN V. FARACI
Senior Vice President
Finance &
Chief Financial Officer

CHARLES H. GREINER
Senior Vice President
Printing & Communications Papers

NEWLAND LESKO
Senior Vice President
Industrial Packaging

WILLIAM B. LYTTON
Senior Vice President
& General Counsel

RICHARD B. PHILLIPS
Senior Vice President
Technology

WILLIAM H. SLOWIKOWSKI
Senior Vice President
Consumer Packaging

MANCO SNAPP
Senior Vice President
Building Materials

DENNIS THOMAS
Senior Vice President
Public Affairs and Communications

DAVID A. BAILEY
Managing Director
European Papers, East

JOHN N. BALBONI
Vice President
E-commerce

MICHAEL J. BALDUINO
Vice President
Foodservice

H. WAYNE BRAFFORD
Vice President
Converting & Specialty Papers

E. WILLIAM BOEHMLER
Vice President and Treasurer

DENNIS J. COLLEY
Vice President
Retail Packaging

                         DIRECTORS AND SENIOR MANAGEMENT

WILLIAM P. CRAWFORD
Vice President
Logistics

HANS PETER DAROCZI
Vice President
International Container

C. CATO EALY
Vice President
Business Development
and Planning

JOHN V. FLYNN
Vice President
Human Resources

THOMAS E. GESTRICH
Vice President
Beverage Packaging

JAMES W. GUEDRY
Vice President and
Corporate Secretary

PAUL HERBERT
Managing Director
European Papers, West

WILLIAM P. HOEL
Vice President
Executive Assistant to the Chairman

NEWELL E. HOLT
Vice President
Bleached Board

ROBERT M. HUNKELER
Vice President
Investments

THOMAS C. JORLING
Vice President
Environmental Affairs

JEFFREY F. KASS
Vice President
Printing & Communications Papers

TIMOTHY P. KENEALLY
Vice President
Industrial Packaging

PETER F. LEE
Vice President
Research & Development

ANDREW R. LESSIN
Vice President and Controller

ARTHUR W. MCGOWEN
Vice President
Wood Products

GERALD C. MARTERER
Vice President
Specialty Industrial Papers

JEAN-PHILLIPPE MONTEL
Vice President
European Papers

KARL W. MOORE
Director
Finance, IP Europe

GEORGE A. O'BRIEN
Vice President
Forest Resources

MAXIMO PACHECO
President
International Paper Latin America

LH PUCKETT
Vice President
Commercial Printing & Office Papers

CAROL L. ROBERTS
Vice President
People Development

DAVID L. ROBINSON
Vice President
Industrial Packaging

R. MICHAEL ROSS
Vice President
Industrial Packaging

J. CHRIS SCALET
Vice President and
Chief Information Officer

BENNIE R. SMITH
Vice President
Industrial Packaging

PETER M. SPRINGFORD
President
International Paper Company (Asia)
Limited

LARRY J. STOWELL
Vice President
Arizona Chemical

TOBIN J. TREICHEL
Vice President
Tax

CAROL S. TUTUNDGY
Vice President
Investor Relations

LYN M. WITHEY
Vice President
Public Affairs

RICHARD A. O'LEARY
Auditor

                         INTERNATIONAL [LOGO] PAPER

                           Two Manhattanville Road
                           Purchase, NY 10577-2196
                                914-397-1500
                         www.internationalpaper.com

                    Equal Opportunity Employer (M/F/D/V)