Form 10-K, Exhibit 13
period 2000-12-31
INTERNATIONAL PAPER CO /NEW/
filed 2001-03-26
CIK 51434

                           International Paper [Logo]


                           20OO


                           ANNUAL REPORT

Financial Highlights                                         International Paper


--------------------------------------------------------------------------------------------------
Dollar amounts and shares in millions, except per share amounts                 2000          1999
--------------------------------------------------------------------------------------------------
Financial Summary
Net Sales                                                                    $28,180       $24,573
Operating Profit                                                               2,712(a)      1,808(a)
Earnings Before Income Taxes, Minority Interest and Extraordinary Items          723(b)        448(d)
Net Earnings                                                                     142(b,c)      183(d,e)
Total Assets                                                                  42,109        30,268
Common Shareholders' Equity                                                   12,034        10,304
Return on Investment Before Extraordinary Items                                  3.3%(b)       2.6%(d)
Return on Investment Before Special and Extraordinary Items                      5.3%          4.0%

Per Share of Common Stock
Earnings Before Extraordinary Items                                          $  0.82(b)    $  0.48(d)
Earnings--Assuming Dilution                                                     0.32(b,c)     0.44(d,e)
Cash Dividends                                                                  1.00          1.01(f)
Common Shareholders'Equity                                                     24.85         24.85

Shareholder Profile
Shareholders of Record at December 31                                         39,486        32,881
Shares Outstanding at December 31                                              484.2         414.6
Average Shares Outstanding                                                     449.6         413.0


(a) See the operating profit table on page 30 for details of operating profit by industry segment. Results of equity investees are not included in operating profit.

(b) Includes a charge before taxes and minority interest of $949 million ($589 million after taxes and minority interest) for asset shutdowns of excess internal capacity, cost reduction actions, and additions to existing Masonite legal reserves, a $54 million pre-tax charge ($33 million after taxes) for merger-related expenses and a $34 million pre-tax credit ($21 million after taxes) for the reversals of reserves no longer required.

(c) Includes an extraordinary gain of $385 million before taxes and minority interest ($134 million after taxes and minority interest) on the sale of our investment in Scitex and Carter Holt Harvey's sale of its share of COPEC, an extraordinary loss of $460 million before taxes ($310 million after taxes) related to the impairment of our Zanders and Masonite businesses to be sold, an extraordinary pre-tax gain of $368 million ($183 million after taxes and minority interest) related to the sale of Bush Boake Allen, an extraordinary loss of $5 million before taxes and minority interest ($2 million after taxes and minority interest) related to Carter Holt Harvey's sale of its Plastics division, and an extraordinary pre-tax charge of $373 million ($231 million after taxes) related to impairments of our Argentine investments, as well as the Chemical Cellulose pulp business and Fine Papers businesses to be sold.

(d) Includes a $148 million pre-tax charge ($97 million after taxes) for Union Camp merger-related termination benefits, a $107 million pre-tax charge ($78 million after taxes) for merger-related expenses, a $298 million charge before taxes and minority interest ($180 million after taxes and minority interest) for asset shutdowns of excess internal capacity and cost reduction actions, a $10 million pre-tax charge ($6 million after taxes) to increase existing environmental remediation reserves related to certain former Union Camp facilities, a $30 million pre-tax charge ($18 million after taxes) to increase existing legal reserves and a $36 million pre-tax credit ($27 million after taxes) for the reversals of reserves no longer required.

(e) Includes an extraordinary loss of $26 million before taxes ($16 million after taxes) for the extinguishment of high-interest debt that was assumed in the merger with Union Camp.

(f) The International Paper dividend was $1.00 per share in 1999. However, dividends on a per share basis were restated to include dividends paid by Union Camp which merged with International Paper during 1999 in a transaction accounted for as a pooling-of-interests.

[PHOTO of John Dillon]

To International Paper Shareowners


I believe this past year at International Paper can best be characterized by our FOCUS. We focused on our three core businesses--Paper, Packaging and Forest Products--further defining and strengthening these businesses.

     The course for 2000 and beyond was set in mid-1999, when we announced our long-term strategy to investors following our Union Camp acquisition. We said then that International Paper is a company on the move, changing and improving in ways we never have before. We said that we are dedicated to strengthening our businesses and improving shareowner value. Specifically, we made a commitment in 1999 to make strong businesses stronger, shut down excess capacity and achieve non-price improvement.

     Today, as we look back on the year 2000, it's clear that we did what we said we would do. First, we narrowed the portfolio of International Paper to paper, packaging, and forest products, and, in turn, achieved the necessary focus to win in these core businesses. The Champion International acquisition in mid-2000 was a key component in providing this focus and strengthening of our businesses. Second, in October we took aggressive and bold steps to improve our returns through a rationalization and realignment program, which addresses our commitment to improve competitiveness. Third, we not only proceeded with a $3 billion divestiture program, we increased the target to $5 billion, including timberland sales. Through February of this year, we have made major progress toward our non-price improvement target. In fact, $.66 per share, or 31%, of our 2000 EPS before special and extraordinary items came from results in this area.

Acquisitions
--------------------------------------------------------------------------------

Successful acquisitions during the past few years have provided the platform for focusing on our core businesses. As a consequence of acquiring Federal Paper Board in 1996, we were able to build a world class consumer packaging business. With the addition of Union Camp in 1999, we gained world class assets and a very strong position in uncoated papers and industrial packaging. The Champion International acquisition in mid-2000 significantly strengthened our coated papers position, while also giving us a strategically important printing papers business in Brazil, low-cost U.S. uncoated assets, and the Weldwood business in Canada. Both Union Camp and Champion strengthened xpedx--our distribution business. And all three companies brought major timberlands and important wood products operations.

     In terms of results, the Union Camp integration continues to progress very well, is ahead of our plan, and is considered a real home run. Our merger with Champion International is also doing very well. This move allowed us to take major actions to bring our cost structure down and significantly sharpen our focus on core businesses. There is a lot more to do and we have a plan to get the results this year. In fact, the Champion merger synergies target has been increased by nearly 20 percent, from $425 million to $500 million.

     Overall, our focus on core businesses is dramatically different from just a few years ago. In 1997, for example, 78% of our invested capital was directed at the paper, packaging, and forest products businesses. Today, almost 95% of our invested capital is directed to these core businesses.

Capacity Rationalization and Realignment
--------------------------------------------------------------------------------

On another positive front, International Paper's capacity rationalization and realignment initiatives are right on schedule. As a result of the Union Camp and Champion acquisitions, we added further uncoated paper capacity to our manufacturing system in the United States. The contribution of these assets allowed us to re-evaluate our manufacturing system, which resulted in some important decisions to rationalize and realign capacity in order to improve our cost position, enrich the customer/product mix, increase production efficiencies, and improve our financial performance.

     In fourth quarter 2000, we announced that we were taking 1.2 million tons of capacity out of the International Paper system. Our actions removed 18% of our U.S. uncoated papers capacity and 7% of our U.S. market pulp capacity. This was accomplished through an indefinite shutdown of our Mobile, Alabama mill; the staged closure of our Lock Haven, Pennsylvania facility; and the downsizing of the Courtland, Alabama mill. In addition, by closing our Camden, Arkansas facility and realigning our Kraft papers production, we reduced our U.S. containerboard system capacity by 5%.

     To sum up, the 2000 rationalization and realignment activities are a significant step in improving the competitiveness of the International Paper system for printing papers and containerboard. It takes excess capacity out of our system and allows us to fully concentrate our resources on very competitive facilities. In short, these actions ensure a more profitable company.

     At International Paper, we believe that we must manage capacity to meet customer demand without building inventory. And we continued to take downtime to keep production in line with demand. International Paper effectively balanced our supply to meet the demands of our customers in 2000, and took about 1.7 million tons of market-related downtime. As we move through 2001, we will continue to manage our system consistent with the orders that we receive from our customers.

Divestitures
--------------------------------------------------------------------------------

As with all other activities in 2000 and this year to date, our divestiture program allows for increased focus on our core businesses. The businesses that we sold, and are in the process of selling, are very good businesses--but don't fit with our focused strategy.

     Originally, we set a goal for asset divestitures of $3 billion, excluding timberlands. In December, after further study, we revised our goal upward to $5 billion in asset divestitures, including timberlands.

Non-price Improvements
--------------------------------------------------------------------------------

When we established our non-price improvement program in 1999, we set a target to achieve ROI improvement of 400 basis points, excluding the impact of price, by year-end 2002. Included in this program are non-price initiatives, such as our FAST (Focus, Align, Simplify, and Time) change initiative, other business-specific performance improvement initiatives, and our merger synergies from Union Camp and Champion.

     In 2000, even with increased raw material and energy costs, we were able to make significant strides toward reaching our target. Indeed, we are about halfway to our target as we enter the second half of the program, and are in an excellent position to continue our efforts and achieve our goal.

2000 Financial Performance
--------------------------------------------------------------------------------

Earnings for the year 2000 were $969 million ($2.16 per share) before special and extraordinary items, compared with 1999 full year net earnings of $551 million ($1.33 per share) before special and extraordinary items. Sales in 2000 of $28.2 billion were up from $24.6 billion in sales for 1999 primarily due to the Champion acquisition. Full year 2000 net earnings after special and extraordinary items were $142 million ($.32 per share). Net earnings for 1999 after special and extraordinary items were $183 million ($.44 per share).

Financial Flexibility
--------------------------------------------------------------------------------

International Paper is committed to regaining financial flexibility, using proceeds from the divestiture program and free cash flow to pay down debt. In fact, International Paper has paid down over $1 billion in debt since the Champion acquisition and will continue to use this discipline in 2001.

Looking Ahead
--------------------------------------------------------------------------------

As we move forward, I am confident that we are on the right course. The number one goal at International Paper is to improve our profitability. We remain dedicated to improving shareowner value at a rate faster than our competition.

     I am convinced that the hard decisions we have made, and continue to make, are resulting in a stronger and more profitable International Paper. They are the right decisions for our future. The achievements of last year not only reflect this, but also serve as a catalyst for 2001 as we strive to improve performance.

     I've said this before, but it bears repeating that I believe we have the most engaged, the most focused--in short, we have the best employees in our industry. The value of their contributions on a daily basis is terrific. As we continue our efforts to build a diverse employee community, it is clear we could not reach our objectives without such a dedicated team of employees.

     At International Paper, the key word is focus. As we continue to focus on our three core businesses and our success drivers--People, Customers and Operational Excellence--we will continue our march to improve profitability. And in so doing, we will become the world's best paper and forest products company.

John T. Dillon

John T. Dillon
Chairman and Chief Executive Officer
March 1, 2001

Table of Contents


-----------------------------------------------------------
Management's Discussion and Analysis of Financial       6
Condition and Results of Operations

Corporate Overview                                      6

Description of Industry Segments                        7

Industry Segment Results                                9

    Printing Papers                                     9

    Industrial and Consumer Packaging                  10

    Distribution                                       10

    Forest Products                                    11

    Chemicals and Petroleum                            12

    Carter Holt Harvey                                 12

Liquidity and Capital Resources                        13

-----------------------------------------------------------
Financial Information by Industry Segment              30
and Geographic Area

-----------------------------------------------------------
Report of Management on Financial Statements           32

-----------------------------------------------------------
Report of Independent Public Accountants               32

-----------------------------------------------------------
Consolidated Statement of Earnings                     33

-----------------------------------------------------------
Consolidated Balance Sheet                             34

-----------------------------------------------------------
Consolidated Statement of Cash Flows                   35

-----------------------------------------------------------
Consolidated Statement of Common                       36
Shareholders' Equity

-----------------------------------------------------------
Notes to Consolidated Financial Statements             37

-----------------------------------------------------------
Six-Year Financial Summary                             62

-----------------------------------------------------------
Interim Financial Results                              64

Management's Discussion and Analysis


Corporate Overview
--------------------------------------------------------------------------------


Results of Operations

International Paper's 2000 results of operations include Champion International Corporation (Champion), a company acquired on June 20, 2000 in a transaction accounted for as a purchase from the acquisition date.

         Earnings per share before special and extraordinary items in 2000 were 62% above 1999 and 157% above 1998. Although markets during the first half of 2000 were stable, the U.S. economy slowed at an accelerating rate during the second half of the year, which adversely impacted demand for our products. As a result, through market related down-time, we curtailed production during 2000 by
1.7 million tons throughout our mill system in order to align production with our customer demand. In addition, we are realigning our production to increase efficiency and reduce costs. To this end, we have announced the closures of our Mobile, Alabama, Lock Haven, Pennsylvania, and Camden, Arkansas paper mills and the downsizing of our Courtland, Alabama mill. These actions will permanently remove over 1.2 million tons of capacity per year from our system.

         Rapidly rising energy costs increased our manufacturing costs and eroded profit margins throughout our North American system. Where possible, mills switched to less costly alternative fuels. However, overall energy costs were more than $200 million above 1999 levels and continue to be high as we enter 2001.

         During 2000, International Paper increasingly focused on its three core businesses--paper, packaging and forest products. In support of this strategy, we announced a $5 billion divestiture program to exit those businesses that are considered to be non-core or do not meet our return on investment criteria. As of March 1, 2001, we have completed the dispositions of our interests in Bush Boake Allen, Zanders Feinpapiere AG (Zanders), the Argentine packaging assets, the oil and gas assets, the Hamilton, Ohio mill, and the former Champion headquarters building. We have entered into agreements to sell our Masonite business and certain western forestlands, and we are exploring strategic alternatives for, including the possible sales of, the Arizona Chemical, Flexible Packaging, Decorative Products, Fine Papers and Chemical Cellulose pulp businesses, and our hydroelectric assets. Non-strategic timberlands in east Texas are also planned for sale and are included in our $5 billion divestiture target. Approximately $740 million in proceeds were received during 2000 from these divestitures, and we expect to complete most of the remaining dispositions by the end of 2001.

         Our 2000 net sales of $28.2 billion increased 15% and 18% over 1999 and 1998 net sales of $24.6 billion and $24.0 billion, respectively. The increase was due primarily to the Champion acquisition. Excluding contributions from Champion, 2000 sales increased about 2% over 1999 sales and about 4% over sales reported in 1998.

         International net sales (including U.S. exports) totaled $7.6 billion, or 27% of total sales in 2000. This was well above sales of $6.9 billion in 1999 and $6.8 billion in 1998. These increases are attributable mainly to contributions from Brazilian and Canadian operations from the Champion acquisition. Export sales from the U.S. increased slightly in 2000 to $1.6 billion compared with $1.5 billion in both 1999 and 1998.

         Earnings before special and extraordinary items in 2000 improved to $969 million, or $2.16 per share, compared with earnings before special and extraordinary items of $551 million, or $1.33 per share, in 1999, and $345 million, or $.84 per share, in 1998. Special charges after taxes and minority interest totaled $601 million, or $1.34 per share, in 2000, $352 million, or $.85 per share, in 1999, and $98 million, or $.24 per share, in 1998. About 85% of the 2000 special charges related to facility rationalizations. Extraordinary items were a loss of $226 million, or $.50 per share, in 2000, and $16 million, or $.04 per share, in 1999. After special and extraordinary items, net earnings were $142 million, or $.32 per share, in 2000, $183 million, or $.44 per share, in 1999, and $247 million, or $.60 per share, in 1998.

         Operating profit of $2.7 billion in 2000 was up 50% from the $1.8 billion in 1999, and almost double the 1998 level of $1.4 billion. Profit contributions from Champion accounted for approximately $325 million of the increases compared with both 1999 and 1998. Additionally, $400 million of operating improvement was driven mainly by enhanced sales mix and lower costs resulting from our profit improvement initiatives and merger benefit programs. These improvements were partially offset by sharply rising domestic energy costs, which reduced profits by about $200 million in 2000 compared with 1999. Improved prices increased operating profit by almost $500 million in 2000 compared with 1999. This increase was offset, in part, by a $200 million reduction due to market related downtime. Excluding special and extraordinary items, return on investment was 5.3% in 2000, 33% above the 4.0% in 1999 and 89% above the 2.8% in 1998.

         The integration of International Paper and Champion is proceeding well. We realized approximately $70 million in merger benefits in the fourth quarter of 2000 and are on schedule to meet our annualized target of $500 million by the end of 2001. We realized our Union Camp integration goal of $425 million in annualized merger benefits by year-end 2000.

                                            Management's Discussion and Analysis


          International Paper is committed to improving return on investment by 400 basis points through non-price improvements by the end of 2002 as compared to the first quarter of 1999. In addition to our announced asset sales, we have budgeted 2001 capital spending at $1.2 billion, down from $1.4 billion in 2000.


Description of Industry Segments
--------------------------------------------------------------------------------


Printing Papers

International Paper is the world's leading producer of printing and writing papers. These products include uncoated and coated papers. Bristols and market pulp are other major products included in this segment.

Uncoated Papers: This business includes office papers for use in desktop printing and copiers, offset paper used in commercial printing, and a variety of papers that are converted by our customers into such products as envelopes, forms and file folders. Our brands include:

--------------------------------------------------------------------------------
U.S.                    Office Papers                      Hammermill
                                                           Great White
                        Commercial Printing                Williamsburg
                        Bristols                           Carolina
--------------------------------------------------------------------------------
Europe                  Office Papers                      Reylux
                                                           Polspeed
                                                           Ballet
--------------------------------------------------------------------------------

         The mills producing uncoated papers are located in the U.S., Scotland, France, Poland, and Russia. These mills have uncoated paper production capacity of 5.7 million tons annually.

Coated Papers: Coated papers are used in a variety of printing and publication end uses. Products include coated free sheet, coated groundwood and supercalendered ground-wood papers. These products are used in catalogs, magazines, inserts and commercial printing.

         International Paper's position in this business was significantly expanded with the acquisition of Champion. Production capacity in the U.S. amounts to 2.2 million tons annually.

         In January 2001, International Paper sold its interest in Zanders, a German producer of high-quality coated papers. The results of Zanders are included in this segment for 2000.

Market Pulp: Market pulp is an intermediate product used by non-integrated paper mills and synthetic fiber makers, and in the production of sanitary products such as diapers. International Paper is a major supplier of market pulp. Products include softwood pulp, both northern and southern, birch, northern and southern hardwood paper pulp as well as fluff pulp. These products are produced in the U.S., Canada, France, Poland and Russia, and are sold around the world. These facilities have annual pulp capacity of about 2.2 million tons.

Brazil: Through the Champion acquisition, we have added operations in Brazil, which function through International Paper do Brasil, Ltda. These operations have an annual production capacity of 670,000 tons of coated and uncoated papers. We own or manage 1.5 million acres of forestlands.


Industrial and Consumer Packaging

Industrial Packaging: With a capacity of about 5 million tons annually, International Paper is the second largest manufacturer of containerboard in the U.S. Nearly one-third of our production is specialty grades, such as PineLiner, SunLiner, Polarboard, Coastliner, BriteTop and Spra White. About 60% of our production is converted into corrugated boxes and other packaging by our 53 U.S. container plants. In Europe, our operations include one recycled fiber mill in France and 23 container plants in France, Ireland, Italy, Spain and the United Kingdom. Our global presence also includes operations in Puerto Rico, Chile, Turkey, and China. Our container plants are supported by regional design centers, which offer total packaging solutions and supply chain initiatives. We also have the capacity to produce over 600,000 tons of kraft paper each year for use in multiwall and retail bags.

Consumer Packaging: With annual production capacity of 2 million tons, International Paper is the world's largest producer of bleached packaging board. Our Everest and Starcote brands are used in packaging applications for juice, milk, food, cosmetics, pharmaceuticals, computer software and tobacco products. Approximately 40% of our bleached board production is converted into packaging products in our own plants. Our Beverage Packaging business has 17 plants worldwide offering complete packaging systems, from paper to filling machines, using fresh and aseptic technologies including Tru-Taste brand barrier board technology for premium long-life juices. Shorewood Packaging Corporation (Shorewood), acquired in March 2000, operates 20 plants worldwide, producing packaging with high-impact graphics for a variety of consumer markets, including tobacco, cosmetics and home entertainment. The Foodservice business offers cups, lids, cartons, bags, containers, beverage carriers, trays and plates from seven domestic plants and through six international joint ventures.

Industrial Papers: We produce 370,000 tons of specialty industrial papers annually used in applications such as pressure-sensitive labels, food and industrial packaging, industrial sealants and tapes and consumer hygiene products.

Management's Discussion and Analysis


Distribution

Through xpedx, our North American merchant distribution business, we supply industry wholesalers and end users with a vast array of printing, packaging, graphic arts, maintenance and industrial products. xpedx operates over 116 warehouses, 138 sales offices and 139 retail stores in the U.S. and Mexico. Overseas, Papeteries de France, Scaldia in the Netherlands, and Impap in Poland serve European accounts. About 22% of our worldwide distribution sales are products manufactured by International Paper's own facilities.


Forest Products

Forest Resources: International Paper owns or manages about 12 million acres of forestlands in the U.S., mostly in the South. About 26% of our wood requirements in 2000 were supplied by these forestlands.

Wood Products: International Paper owns and operates 38 U.S. plants producing southern pine lumber, oriented strand board (OSB), plywood and engineered wood products. The majority of these plants are located in the southern U.S. near our forestlands. We can produce up to 2.8 billion board feet of lumber, 1.8 billion square feet of plywood and 950 million square feet of OSB annually.

Canadian Wood Products: Weldwood of Canada Limited produces about 1.1 billion board feet of lumber and 410 million square feet of plywood annually. We have, through licenses and forest management agreements, harvesting rights on government-owned timberlands in Canada.

Masonite: From eight locations in North America, Europe and Korea, Masonite manufactures and markets CraftMaster door facings and other molded products for residential and commercial construction, as well as a broad line of hardboard exterior siding, industrial hardboard and a wide range of softboard products for the home and office. Our worldwide capacity for door facings is approximately
1.2 billion square feet annually.

Decorative Products: We produce high- and low-pressure laminates, particleboard and graphic arts products from 13 facilities. Our customers include residential and commercial construction, furniture, store fixtures and graphic arts businesses as well as customers with specialty niche applications.


Chemicals and Petroleum

Chemicals: Arizona Chemical is a leading processor of crude tall oil and crude sulfate turpentine, natural by-products of the papermaking process. Products also include specialty resins used in adhesives and inks made at 15 plants in the U.S. and Europe. In addition, we produce chemical specialty pulp, primarily utilized in cigarette filters and fabrics.

Bush Boake Allen: International Paper sold its 68.2% interest in Bush Boake Allen on November 8, 2000. During our ownership, Bush Boake Allen, which conducted operations on six continents and had locations in 39 countries, supplied flavors and fragrances for use in foods, beverages, cosmetics and toiletries.

Petroleum: In January 2001, International Paper conveyed its oil and gas properties and royalty interests to a third party. We have retained management of other mineral rights on company-owned and leased lands. During 2000, our petroleum business managed mineral rights and explored and developed oil and gas reserves, generally by establishing partnerships with other independent oil and gas producing companies.


Carter Holt Harvey

Carter Holt Harvey is approximately 50.4% owned by International Paper. It is one of the largest forest products companies in the Southern Hemisphere, with operations mainly in New Zealand and Australia. The Australasian region accounts for approximately 84% of its sales. Asian countries, particularly Japan, Korea and China, are important markets for its logs, pulp and linerboard. Carter Holt Harvey's forest operations include ownership of 820,000 productive acres of predominantly sustainably managed radiata pine plantations located in New Zealand, currently yielding 7.4 million tons of logs annually. This yield is expected to increase to over 7.9 million tons by 2002. About 50% of the harvest is processed through Carter Holt Harvey's wood products and pulp and paper businesses. Their access to one of the largest low-cost softwood fiber bases in the Southern Hemisphere is a key strength.

                                            Management's Discussion and Analysis


         Carter Holt Harvey is the largest Australasian producer of lumber, plywood, laminated veneer lumber and panel products. It has over 600 million board feet of lumber capacity. The panels business is comprised of two medium density fiberboard mills and six particleboard facilities with approximately 605 million square feet of annual capacity. Carter Holt Harvey is New Zealand's largest manufacturer and marketer of pulp and paper products, with overall annual capacity of 825,000 tons at three mills. Its major products are linerboard and pulp. Carter Holt Harvey produces 140,000 tons of tissue products from two mills and eight converting facilities and is the largest manufacturer of tissue in Australia. Sorbent is the most recognized local tissue brand in this market. Carter Holt Harvey also produces corrugated boxes, cartons and paper bags with a focus on the horticulture, primary produce and foodservice markets in New Zealand and Australia. It is a leading producer of cups in Australia through its Continental Cup joint venture with International Paper. Its distribution business comprises Carters, a building supplies chain in New Zealand, and paper merchants B.J. Ball Papers in New Zealand and Raleigh Paper in Australia. In January 2000, Carter Holt Harvey sold its equity interest in Compania de Petroleos de Chile (COPEC).


Industry Segment Results
--------------------------------------------------------------------------------


Printing Papers

Printing Papers posted sales of $8.0 billion compared with $5.8 billion in 1999 and 1998. About $2.0 billion of the increase in sales was a result of the Champion acquisition. Operating profit rose to $959 million in 2000 from $254 million in 1999 and $178 million in 1998, due mainly to contributions from Champion in the second half of 2000. Excluding Champion, operating profit increased 170% over 1999 due to significant price improvements, favorable mix and cost reduction actions.

Printing Papers

--------------------------------------------------------------------------------
In millions                 2000                 1999                 1998
--------------------------------------------------------------------------------
Sales                     $7,960               $5,840               $5,815
Operating Profit           $ 959               $  254               $  178


Uncoated Papers sales were $4.9 billion in 2000, up from $4.1 billion in 1999 and $4.0 billion in 1998. The increase in sales was due both to a 13% rise in domestic shipments, primarily as a result of the Champion acquisition mid-year, and an increase in pricing year-over-year. Paper prices averaged 8% higher than in 1999 and were strongest in the first half of 2000. As demand softened mid-year, we significantly curtailed production at our mills to balance production with orders and control our inventories. Operating profit was up
156% over 1999 and nearly three times the 1998 level. Our profit improvement and cost reduction initiatives have been effective and have positively impacted earnings. However, the continued strengthening of the U.S. dollar in 2000 depressed the translated value of our non-U.S. sales and increased pulp costs. Additionally, raw material and energy price increases in 2000 continue to negatively impact earnings. Our continued expansion in Central and Eastern Europe, coupled with low-cost production, resulted in another strong performance from our Kwidzyn facility in Poland and a successful year for Svetogorsk, our Russian operation.

Coated Papers sales were $1.9 billion, $575 million of which resulted from the Champion acquisition in the second half of the year, compared with $1.2 billion in 1999 and $1.3 billion in 1998. Operating profit was up about 80% compared with 1999 and 1998. Excluding Champion, results of operations rose about 16% in 2000 from both the 1999 and 1998 level. Average prices in 2000 were up about 13% in the U.S., but down slightly in Europe compared with 1999. In addition to price improvement, enhanced mix also contributed to the increase. The increase was offset somewhat by higher pulp and raw material costs, driven mainly by the cost of energy.

Market Pulp sales from our U.S., European and Canadian facilities were $925 million in 2000 compared with $535 million and $480 million in 1999 and 1998, respectively. While Champion sales of $270 million were a factor, a 32% market pulp price improvement over the 1999 level also contributed to the increase. After incurring operating losses in 1999 and 1998, an operating profit was realized in 2000.

Brazil is included since the date of the Champion acquisition, June 20, 2000. The Brazilian business reported sales of $270 million.

         Looking ahead to 2001, we expect profits in U.S. Printing Papers to improve as we continue to drive our profit improvement initiatives and balance our production to our orders. We expect uncoated markets to experience some pressure on pricing while maintaining stable volumes. European sales volumes are also expected to remain solid. With the sale of Zanders, our strategy will be to focus on value-added uncoated grades. With this focus and ongoing cost improvements, our outlook is good.

Management's Discussion and Analysis


Industrial and Consumer Packaging

Industrial and Consumer Packaging sales totaled $7.6 billion in 2000, 9% better than the two previous years'sales of $7.0 billion. Operating profit of $773 million in 2000 improved 38% from the $562 million of 1999, mainly due to additional benefits from synergies realized from the Union Camp merger and manufacturing and commercial initiatives implemented across all of the businesses. Improved pricing during the first half of the year was offset by softer second half demand that resulted in significant mill production slowdowns to match our supply with demand. Higher fourth quarter energy costs also adversely affected results. Sales were $7.0 billion in 1998 and operating profit was $334 million.

Industrial and Consumer Packaging

--------------------------------------------------------------------------------
In millions                2000                 1999                 1998
--------------------------------------------------------------------------------
Sales                      $7,625               $7,050               $7,010
Operating Profit           $  773               $  562               $  334


Industrial Packaging revenues were $4.0 billion in 2000, up from $3.8 billion the previous year and $3.7 billion in 1998. Profits in 2000 improved 67% over 1999, after substantial improvement from 1998. While improved pricing benefited operating results, internal initiatives coupled with further savings from the Union Camp merger and the 2000 acquisition of Champion were the major reasons for the year-to-year profit gains. Demand remained healthy through the first half of 2000, but weakened progressively over the balance of the year. Domestic box shipments were about the same as 1999, but were slightly better than experienced across the industry despite the closure of four unprofitable facilities during the year. Second half mill production cutbacks were necessary to counter the market softness. Published domestic linerboard prices, after increasing in February, remained steady through the remainder of the year despite softer demand. Markets for our European converting operations improved during 2000, with volumes slightly better than 1999. The strong U.S. dollar, however, adversely impacted results reported by our non-U.S. operations, and detracted from our competitiveness in containerboard export markets. The inclusion of Champion's Roanoke Rapids, North Carolina, manufacturing facility in the second half of 2000 also contributed to the year-over-year earnings improvement.

         During 2000, the Industrial Packaging business took more than one million tons of market related downtime in container-board, representing more than 20% of our system capacity. Most of the downtime was taken during the third and fourth quarters as demand weakened significantly. Going forward, we expect continued softness in demand for the domestic business beyond the seasonally weak January/February time frame. Although the strong dollar has now retreated somewhat, it will take considerable time to regain our former position in export markets. Mill production will be managed as needed to keep our inventories in line with customer demand.

Consumer Packaging sales were $3.6 billion, up from $3.2 billion in 1999 and $3.3 billion in 1998. The revenue increase was mainly due to the acquisition of Shorewood in March 2000. Consumer Packaging's 2000 operating profit was comparable with both 1999 and 1998. Our internal process improvement program, which began in the mill system during 1999 and expanded into the converting businesses during 2000, has proven to be a major success and continues to add to earnings. However, weaker market conditions for most of the Consumer Packaging businesses and higher input costs offset most of the progress in 2000. Overall, bleached board prices were 5% higher than 1999. However, softening demand during the second half of the year resulted in production curtailments in the fourth quarter to balance internal supply with customer demand. A restructuring of the converting business in 2000, along with the addition of Shorewood, allowed us to move more quickly away from commodity grades. We closed or offered for sale certain facilities producing retail and beverage packaging, and are exploring strategic alternatives for our Flexible Packaging business, including its possible sale.

         Looking ahead, markets are expected to remain under pressure in the short term. Success in 2001 will come from a focused execution of marketing and manufacturing initiatives, as well as from realignment in our converting businesses.


Distribution

North American and European distribution sales totaled $7.3 billion in 2000 compared with $6.9 billion in 1999 and $6.3 billion in 1998. Operating profit in 2000 increased 14% from 1999 and 40% from 1998. Sales margins increased from 1.5% in 1999 to 1.7% in 2000 due largely to operating efficiencies. Market conditions were highly competitive throughout the year.

Distribution

--------------------------------------------------------------------------------
In millions                2000                1999                 1998
--------------------------------------------------------------------------------
Sales                     $7,255               $6,850               $6,280
Operating Profit          $  120               $  105               $   86

                                            Management's Discussion and Analysis


         xpedx, our North American distribution operation, posted sales of $6.9 billion, up 6% from 1999, and 17% from 1998. The increase over 1999 was driven primarily by the acquisition of Nationwide, Champion's distribution operation. Excluding Nationwide, xpedx had sales of $6.5 billion in 2000, up 3% from 1999, reflecting slightly higher product prices and volumes. In 1999, xpedx and Alling & Cory, the distribution company acquired with Union Camp, were combined. Our integration strategy was to retain market segments that met our strategic and financial objectives. This strategy, coupled with a highly competitive pricing environment in 2000, and an economic slowdown in the fourth quarter resulted in a reduction in sales. However, operating profits rose as a result of cost reductions, which helped offset weaker market conditions in the second half of 2000.

         In 2000, xpedx and Nationwide employed the same successful integration strategies used in the earlier Alling & Cory and Zellerbach acquisitions. By the end of 2000, integrations were complete in 21 of 28 metropolitan areas, eliminating duplicate facilities and causing a reduction of over 350 employees. Integrations at the remaining seven sites are targeted for completion in early 2001.

         Our European distribution operations--Papeteries de France, Scaldia in the Netherlands and Impap in Poland--posted sales of $370 million, increasing 6% from 1999 and 9% from 1998. Operating profit increased 44% over 1999 and 81% over 1998.

         Looking ahead, we expect pricing pressure and a continuing economic slowdown to negatively impact our business.


Forest Products

Forest Products sales were $3.5 billion, up from $3.2 billion in 1999 and $2.9 billion in 1998. Operating profit in 2000 of $602 million was down from $724 million in 1999 and $622 million in 1998. This decline was attributable to lower average building materials prices and sales volumes.

Forest Products

--------------------------------------------------------------------------------
In millions                 2000                1999                 1998
--------------------------------------------------------------------------------
Sales                     $3,465               $3,205               $2,930
Operating Profit          $  602               $  724               $  622


Forest Resources sales in 2000 were $848 million compared with $653 million in 1999 and $553 million in 1998. Operating profit was 23% higher than 1999 and 14% higher than 1998 primarily due to the inclusion of Champion results in the second half of 2000. While harvest volumes in 2000 were higher than 1999 and 1998, average prices declined from 1999, which were below the record levels seen in 1998. Average pine sawtimber and pulpwood prices in 2000 were lower than 1999 average prices by about 5% and 11%, respectively. Stumpage prices entering 2001 are well below comparable prices at the beginning of 1999. Furthermore, customer wood inventory levels at pulp and paper mills and wood products plants are generally at or near targeted levels. As a result, we do not expect any significant price improvement in early 2001, and we anticipate full-year prices will average less than 2000, and well below 1999. Harvest volumes in 2001 are also projected to be lower than the record volumes in 2000.

Wood Products sales in 2000 of $1.3 billion were off slightly from $1.4 billion in 1999, but higher than 1998 sales of $1.2 billion. This business reported a loss for the current year following a strong performance in 1999. The loss was due largely to significant pricing pressure and weak demand resulting from lower housing starts and increasing interest rates. Prices in 2000, compared with 1999, were off 21% for lumber, and about 26% in panels. We expect similar market conditions early in 2001 and will continue to manage capacity to keep supply in line with customer demand.

Canadian Wood Products, a former Champion business operated through Weldwood of Canada, reported sales of $190 million for the second half of 2000. By year-end, lumber prices had dropped significantly versus 1999. High inventories and low prices are expected to continue to negatively impact this business in 2001.

Masonite sales were $465 million in 2000, 9% below 1999 sales of $512 million and 7% below 1998 sales of $499 million. The sales decline was principally the result of a lower demand for siding and hardboard products as well as increased global competition in the molded door facings market. Prices for molded door facings continued to decline in 2000. Shipments in all business lines declined in the second half of the year as market conditions slowed. Operating profits for the year declined due to lower sales volumes, lower prices and higher input costs. Masonite is included in our program to divest non-strategic assets. In September 2000, we reached an agreement to sell Masonite to a third party.

Decorative Products sales were $619 million, down slightly from 1999 sales of $624 million and 6% from 1998 sales of $658 million. The decline in sales from 1998 reflects the closure and sale of several facilities in late 1998 and early 1999. Although sales were relatively flat in 2000, operating profits declined due to higher raw material, energy and manufacturing costs. Demand in the second half of the year was weak, particularly in particleboard, resulting in reduced operating schedules at several locations. We are exploring strategic alternatives for this business, including its possible sale.

Management's Discussion and Analysis


Chemicals and Petroleum

Chemicals and Petroleum sales were $1.4 billion in 2000, down slightly from $1.5 billion in 1999 and 1998. Earnings were $161 million in 2000, up about 30% from the $124 million in 1999 and 18% from $136 million in 1998. Petroleum operations drove the improvements, which were offset, in part, by declines in the other businesses.


Chemicals and Petroleum

--------------------------------------------------------------------------------
In millions                 2000                 1999                 1998
--------------------------------------------------------------------------------
Sales                     $1,395               $1,455               $1,465
Operating Profit          $  161               $  124               $  136


Chemicals sales were $845 million in 2000, compared with $885 million and $905 million in 1999 and 1998, respectively. Operating profit declined 23% from 1999 and 39% from 1998. The decline was primarily due to increased costs in the Chemical Cellulose pulp business. Offsetting this decline somewhat was an improved sales mix of higher valued products and a reduction of manufacturing costs from facility rationalizations in the commodity chemical and specialty adhesive resins businesses. These positive business strategies reduced the unfavorable impact of higher energy costs, higher raw material costs, and unfavorable foreign exchange rates. We are exploring strategic alternatives for our commodity chemical and specialty adhesive resins businesses and our Chemical Cellulose pulp business, including their possible sales.

Bush Boake Allen results are included up to November 8, 2000, the date we sold our interest in the company. Sales included for 2000 were $425 million compared with full year 1999 and 1998 sales of $500 million and $485 million, respectively. The 2000 partial year operating profit was about 12% higher than the full year 1999 operating profit, but about 15% lower than in 1998.

Petroleum sales of $125 million were well ahead of the $70 million in 1999 and $75 million in 1998. Operating profit was almost 150% higher than 1999 and nearly four times 1998 profits. Higher oil and gas prices had a positive impact on this business. Year-over-year average prices for oil and gas rose about 70%. Our exploration program, generally operated through joint ventures, was focused on West Texas, the Gulf Coast and the Gulf of Mexico and generated additional reserves that were slightly higher than production in 2000. On January 31, 2001, the oil and gas assets were conveyed to a third party.


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

3. Carter Holt Harvey reports in New Zealand dollars but our segment results are reported in U.S. dollars. The weighted average currency exchange rate used to translate New Zealand dollars to U.S. dollars was 0.46 in 2000,
     0.52 in 1999 and 0.54 in 1998.

4. Carter Holt Harvey reports under New Zealand accounting standards, but our segment results comply with U.S. generally accepted accounting principles. The major differences relate to cost of timber harvested (COTH), land sales, equity investment in COPEC and start-up costs. These differences reduced segment earnings by about $20 million in 2000, $50 million in 1999 and $40 million in 1998.


Carter Holt Harvey

--------------------------------------------------------------------------------
In millions                2000                 1999                 1998
--------------------------------------------------------------------------------
Sales                     $1,675               $1,605               $1,505
Operating Profit          $   71               $   39               $   20


         Carter Holt Harvey's segment sales were $1.7 billion in 2000 compared with $1.6 billion in 1999 and $1.5 billion in 1998. Operating profit of $71 million was up over 80% from the $39 million in 1999 and more than triple the $20 million reported in 1998. The increase was mainly due to improved demand in Asia and Australia, improved operational performance at the Kinleith pulp and paper mill, increased harvest volumes and added contribution from an Australian panels business acquired in May 2000.

                                            Management's Discussion and Analysis


         Forests sales were up 27% due to increased harvest volumes and some price improvement in both domestic and export markets. Wood Products net sales improved by 37%, due to the acquisition of an Australian panels business during the year. The slowdown in residential construction led to lower timber sales volumes while log costs were higher than 1999. Net sales for the pulp, paper and tissue business were up 20%, and operating profit was significantly higher than a year ago. The enhanced performance was driven by rising prices for pulp and linerboard, while the Kinleith mill operations improved due to the completion of a major mill modernization. A number of production records were set at the Kinleith mill during the year including total annual output. The 24,000-ton Mataura fine paper mill was shut down during the year for an indefinite period. The tissue business was adversely impacted by higher pulp prices, while markets remained very competitive. Although packaging markets in New Zealand and Australia also remained highly competitive, some price improvement helped to offset higher linerboard costs. The packaging operations reported a profit for the year. The plastics packaging business was sold during the fourth quarter.

         The outlook is mixed with pricing for export logs, pulp and linerboard dependent upon the overall level of economic activity in Asia. Construction markets in Australia and New Zealand, which slowed during 2000, appear to have leveled but we are not expecting early improvement.


Liquidity and Capital Resources
--------------------------------------------------------------------------------

Cash Provided by Operations

Cash provided by operations totaled $2.4 billion for 2000, compared with $1.7 billion in 1999 and $2.1 billion in 1998. The largest factor in the increase in operating cash flow in 2000 was higher earnings before special and extraordinary items. Excluding special and extraordinary items, after taxes and minority interest, net earnings for 2000 increased $418 million from 1999. The largest factors in the decrease in operating cash flow in 1999 were payments related to the Union Camp merger and restructuring and legal reserves. Excluding special and extraordinary items, after taxes and minority interest, net earnings for 1999 increased $206 million compared with 1998. An increase in working capital reduced 2000 operating cash flow by $146 million. Working capital changes decreased 1999 operating cash flow by $32 million and increased 1998 operating cash flow by $74 million. Depreciation and amortization expense was $1.9 billion in 2000 and $1.7 billion in 1999 and 1998.


Investment Activities

Capital spending was $1.4 billion in 2000, or 71%, of depreciation and amortization as compared to $1.1 billion, or 68%, of depreciation and amortization in 1999, and $1.3 billion, or 80%, of depreciation and amortization in 1998. The increase in spending in 2000 was the result of capital projects for Champion and Shorewood. As part of our program to improve return on investment, we plan to continue to hold capital spending well below depreciation and amortization. We plan to spend $1.2 billion in capital in 2001. The following table presents capital spending by each of our business segments for the years ended December 31, 2000, 1999 and 1998.


--------------------------------------------------------------------------------
In millions                            2000            1999            1998
--------------------------------------------------------------------------------
Printing Papers                      $  447          $  382          $  302
Industrial and Consumer Packaging       333             287             391
Distribution                             24              16              19
Forest Products                         262             189             222
Chemicals and Petroleum                  90             104             170
Carter Holt Harvey                      100              99             166
                                     ------          ------          ------
Subtotal                              1,256           1,077           1,270
Corporate and other                      96              62              52
                                     ------          ------          ------
Total                                $1,352          $1,139          $1,322
                                     ======          ======          ======


         On June 20, 2000, International Paper completed the previously announced acquisition of Champion, a leading manufacturer of paper for business communications, commercial printing and publications with significant market pulp, plywood and lumber manufacturing operations. Champion shareholders received $50 in cash and $25 worth of International Paper common stock for each Champion share. The acquisition was completed for approximately $5 billion in cash and 68.7 million shares of International Paper common stock with a market value of $2.4 billion. Approximately $2.8 billion of Champion debt was assumed.

         On March 31, 2000, we acquired Shorewood, a leader in the manufacture of premium retail packaging, for approximately $640 million in cash and the assumption of $280 million of debt.

         On April 28, 2000, Carter Holt Harvey purchased CSR Limited's (CSR) medium density fiberboard and particleboard businesses and its Oberon sawmill for approximately $200 million in cash.

Management's Discussion and Analysis


  The Champion, Shorewood and CSR acquisitions were accounted for using the purchase method. Their results of operations are included in International Paper's consolidated statement of earnings from their respective dates of acquisition. The accompanying consolidated balance sheet as of December 31, 2000, reflects preliminary purchase price allocations for Champion, Shorewood and CSR to the fair value of the assets and liabilities acquired.

  In connection with the Champion acquisition, we announced a divestment program that we now estimate will generate gross proceeds of approximately $5 billion by the end of 2001. As of March 1, 2001, about $1.2 billion of proceeds have been realized under the program, primarily from the dispositions of Bush Boake Allen, the oil and gas interests, Zanders and the former Champion headquarters building. It is possible that additional charges will be required in 2001 as specific businesses are identified for sale. See Note 7--Businesses Held for Sale for information related to the planned sales under this program.

  Also, at the time of the Champion acquisition, Moody's lowered our long-term debt rating to Baa1. At December 31, 2000, outstanding debt included approximately $2.1 billion of borrowings with interest rates that fluctuate based on market conditions and our credit rating.

  The merger with Union Camp was completed on April 30, 1999. Union Camp shareholders received 1.4852 International Paper common shares for each Union Camp share held. The total value of the transaction, including the assumption of debt, was approximately $7.9 billion. International Paper issued 110 million shares for 74 million Union Camp shares, including options. The merger was accounted for as a pooling-of-interests.

  Also in April 1999, Carter Holt Harvey acquired the corrugated packaging business of Stone Australia, a subsidiary of Smurfit-Stone Container Corporation. The business consists of two sites in Melbourne and Sydney, which serve industrial and primary produce customers.

  During 1998, International Paper acquired the Zellerbach distribution business from the Mead Corporation for $261 million in cash, Weston Paper and Manufacturing Company through the exchange of 4.7 million International Paper common shares valued at $232 million, and Svetogorsk AO, a Russia-based pulp and paper business. Carter Holt Harvey and International Paper jointly acquired Marinetti S.A.'s paper cup division based in Chile, and Australia-based Continental Cup. Carter Holt Harvey separately acquired Riverwood International, an Australia-based folding carton business. We also entered into a joint venture with Olmuksa in Turkey to manufacture containerboard and corrugated boxes. Finally, a wholly owned subsidiary of International Paper purchased all of the publicly-traded Class A depository units of IP Timberlands, Ltd. for $100 million in cash.

  All of the above acquisitions were accounted for using the purchase method, with the exception of the Union Camp acquisition, which was accounted for as a pooling-of-interests. The operating results of those acquisitions accounted for under the purchase method have been included in the consolidated statement of earnings from the dates of acquisition.

  In November 2000, International Paper sold its interest in Bush Boake Allen for $640 million, resulting in an extraordinary gain of $183 million after taxes and minority interest. This transaction was completed as part of our asset sale program. Bush Boake Allen, which had been included in the Chemicals and Petroleum segment, contributed sales of $425 million, $500 million and $485 million and operating earnings of $31 million, $28 million and $37 million for each of the three years ended December 31, 2000, 1999 and 1998, respectively.

  In January 2000, International Paper sold its equity interest in Scitex for $79 million, and Carter Holt Harvey sold its equity interest in Compania de Petroleos de Chile (COPEC) for just over $1.2 billion. These sales resulted in a combined extraordinary gain of $134 million after taxes and minority interest. The gains on these sales are recorded as extraordinary items pursuant to the pooling-of-interests rules.

Financing Activities

Financing activities during 2000 included $6.3 billion of debt issuance. This increase included $4.3 billion in long-term debt and $2 billion of short-term debt instruments (largely commercial paper) issued mainly to finance the Champion and Shorewood acquisitions. In addition, we assumed approximately $3 billion of debt associated with acquisitions, and subsequently reduced the acquired debt balances by $450 million. We repaid $600 million of maturing long-term debt and $1.0 billion in short-term debt from divestiture proceeds and operating cash flows, as well as $700 million of Carter Holt Harvey debt from proceeds received on the sale of their interest in COPEC.

  Financing activities during 1999 included an early extinguishment of $275 million of high interest debt that was assumed in the acquisition of Union Camp, at an after tax cost of $16 million, which is reflected as an extraordinary item in the 1999 statement of earnings. Other debt, primarily short-term, was reduced by $540 million.

  Financing activities during 1998 included $1.9 billion in net reductions, primarily of short-term debt, and the issuance of $1.5 billion of preferred securities of subsidiaries.

  Dividend payments were $447 million, $418 million and $431 million in 2000, 1999 and 1998, respectively. On a per share basis, dividend payments were $1.00 in 2000, $1.01 in

                                            Management's Discussion and Analysis


1999, and $1.05 in 1998. The International Paper dividend remained at $1.00 per share during the three-year period. However, dividend payments on a per share basis for 1999 and 1998 have been restated to include dividends paid by Union Camp.

  At December 31, 2000, cash and temporary investments totaled $1.2 billion compared to $453 million at December 31, 1999. This increase was due primarily to $500 million remaining from Carter Holt Harvey's sale of COPEC. The balance of the increase was related to the operations in Brazil and Canada that were acquired through the Champion acquisition.

Capital Resources Outlook for 2001

Our financial condition continues to be strong. We anticipate that cash flow from operations, supplemented by proceeds from sales of our divested businesses and certain other assets and short- or long-term borrowings as necessary, will be adequate to fund our capital expenditures, to service and reduce existing debt, and to meet working capital and dividend requirements during 2001.

Other Financial Statement Items

Net interest expense increased to $816 million in 2000 compared with $541 million in 1999 and $614 million in 1998. The increase reflects the net increase in total debt outstanding, after adjusting for the effects of currency translation, from December 1999 to December 2000. Proceeds received from the sale of assets in 1998, 1999 and 2000, as well as proceeds from the issuance of preferred securities, were used to reduce debt and for other general corporate purposes.

  Minority interest increased to $238 million of expense in 2000, compared with $163 million in 1999 and $87 million in 1998. The increase in 2000 was mainly due to the minority shareholders'portion of the gain on the sale of Carter Holt Harvey's investment in COPEC in January 2000. The increase in minority interest expense from the year ended December 31, 1998, to the year ended December 31, 1999, was primarily due to an increase in earnings at Carter Holt Harvey in 1999, and the fact that preferred securities of subsidiaries issued during 1998 were outstanding for the full year in 1999.

  Net periodic pension results for the U.S. defined benefit plans were income of $101 million, $49 million and $77 million in 2000, 1999 and 1998, respectively. The variation between pension income in 2000 and 1999 was primarily due to the acquisition of Champion. The variation between pension income in 1999 and 1998 was primarily due to the expiration of International Paper's transition asset amortization that reduced 1999 pension income by $26 million as compared to 1998.

  On June 1, 1999, International Paper enhanced pension benefits for its major union groups. As a result, the pension plan was revalued. The revaluation assumed a discount rate of 7.25% and a rate of compensation increase of 4.5%. These actions had the net effect of reducing the pension benefit obligation by $179 million.

Special Items Including Restructuring and Business Improvement Actions

2000: Special items reduced 2000 net earnings by $601 million, 1999 net earnings by $352 million and 1998 net earnings by $98 million. The following table and discussion presents the impact of special items for 2000:

--------------------------------------------------------------------------------
In millions                                                     2000
--------------------------------------------------------------------------------
                                                        Earnings       Earnings
                                                           (Loss)         (Loss)
                                                   Before Income   After Income
                                                       Taxes and      Taxes and
                                                        Minority       Minority
                                                        Interest       Interest
--------------------------------------------------------------------------------
Before special and extraordinary items                    $1,692          $ 969
Merger-related expenses                                      (54)           (33)
Restructuring and other charges                             (824)          (509)
Provision for legal reserves                                (125)           (80)
Reversals of reserves no longer required                      34             21
                                                          ------          -----
After special items                                       $  723          $ 368
                                                          ======          =====

  During 2000, special charges before taxes and minority interest of $969 million ($601 million after taxes and minority interest) were recorded. These special items included a $54 million pre-tax charge ($33 million after taxes) for merger-related expenses, an $824 million charge before taxes and minority interest ($509 million after taxes and minority interest) for asset shutdowns of excess internal capacity and cost reduction actions, a $125 million pre-tax charge ($80 million after taxes) for additional Masonite legal reserves and a $34 million pre-tax credit ($21 million after taxes) for the reversals of reserves no longer required. A further discussion of the Masonite legal reserves, can be found in Note 11--Commitments and Contingent Liabilities.

  The merger-related expenses of $54 million consisted primarily of travel, systems integration, employee retention, and other one-time cash costs related to the Champion acquisition and Union Camp merger.

  The $824 million charge for the asset shutdowns of excess internal capacity and cost reduction actions consisted of a $71 million charge in the second quarter of 2000 and a $753 million charge in the fourth quarter of 2000.

Management's Discussion and Analysis

  The second quarter charge of $71 million consisted of $40 million of asset write-downs and $31 million of severance and other charges. The following table and discussion presents additional detail related to this charge:

--------------------------------------------------------------------
                                         Asset     Severance
In millions                        Write-downs     and Other    Total
--------------------------------------------------------------------
Printing Papers                 (a)        $22        $ 7        $29
Consumer Packaging              (b)          7          9         16
Industrial Papers               (c)          9          4         13
Other                           (d)          2         11         13
                                           ---        ---        ---
                                           $40        $31        $71
                                           ===        ===        ===

(a) The Printing Papers business shut down the Millers Falls, Massachusetts mill in August 2000 due to excess internal capacity. Charges associated with the shutdown included $22 million to write down the assets to their estimated fair market value of zero, $2 million of severance costs covering the termination of 119 employees, and other exit costs of $3 million. The Millers Falls mill had revenues of $33 million, $39 million and $44 million in 2000, 1999 and 1998, respectively. The mill had no operating income in 2000 and operating income of $3 million in both 1999 and 1998. At December 31, 2000, all 119 employees had been terminated.

        Also, a severance charge of $2 million was recorded covering the elimination of 108 salaried positions at the Franklin, Virginia mill in a continuing effort to improve its cost effectiveness and long-term competitive position. At December 31,2000,103 employees had been terminated.

(b) The Consumer Packaging business implemented a plan to reduce excess internal capacity and streamline administrative functions at several of its locations as a result of the Shorewood acquisition. As a result, the Richmond, Virginia facility was shut down in June 2000. Charges associated with this shutdown included $6 million to write down assets to their fair market value of zero, $2 million of severance costs covering the termination of 126 employees, and other exit costs of $1 million. This facility had revenues of $8 million, $23 million and $37 million in 2000, 1999 and 1998, respectively. The Richmond facility had operating losses of $2 million and $1 million in 2000 and 1999, respectively, and operating income of $3 million in 1998. At December 31, 2000, 125 employees had been terminated.

        Management also permanently idled the lithographic department of the Clinton, Iowa facility. This action will allow the Retail Packaging business to better focus its resources for further profit improvement. Related charges included $1 million of asset write-downs, $3 million of severance costs covering the termination of 187 employees, and $2 million of other exit costs. At December 31, 2000, 151 employees had been terminated.

        A severance reserve of $1 million was also established to streamline the Consumer Packaging business. This reserve covers the termination of 17 employees. At December 31,2000, all 17 employees had been terminated.

(c) Industrial Papers shut down the Knoxville, Tennessee converting facility in December 2000 to reduce excess internal capacity. Assets were written down $9 million to their estimated fair market value and a severance charge of $1 million was recorded to terminate 120 employees. Other exit costs totaled $3 million. The Knoxville facility had revenues of $46 million, $62 million and $56 million in 2000, 1999 and 1998, respectively. This facility had operating income of $2 million in 2000 and 1999, and an operating loss of $2 million in 1998. At December 31, 2000, the head count had been reduced by 106 employees.

(d) Other includes $8 million related to Industrial Packaging, primarily for the shutdown of the Tupelo, Mississippi sheet plant. The Industrial Packaging charge included $2 million of asset write-offs, $5 million of severance costs covering the termination of 221 employees and $1 million of other cash costs. At December 31, 2000, 212 employees had been terminated.

        Other also includes $5 million related to the indefinite shutdown of Carter Holt Harvey's Mataura paper mill. This charge included $3 million of severance costs covering the termination of 158 employees and $2 million of other cash costs. At December 31, 2000, all 158 employees had been terminated.

                                            Management's Discussion and Analysis


  The fourth quarter charge of $753 million consisted of $536 million of asset write-downs and $217 million of severance and other charges. The following table and discussion presents additional detail related to this charge:

-----------------------------------------------------------------------------
                                                Asset  Severance
In millions                               Write-downs  and Other       Total
-----------------------------------------------------------------------------
Printing Papers                     (a)          $293       $103       $396
Consumer Packaging                  (b)            86          7         93
Industrial Packaging                (c)           114         46        160
Chemicals and Petroleum             (d)            16         18         34
Forest Products                     (e)            15         20         35
Distribution                        (f)             3         19         22
Carter Holt Harvey                  (g)             1          4          5
Other                               (h)             8          -          8
                                                 ----       ----       ----
                                                 $536       $217       $753
                                                 ====       ====       ====

(a) The Printing Papers business announced the indefinite closure of the Mobile, Alabama mill and permanent closure of the Lock Haven, Pennsylvania mill.
    The announcement was in conjunction with the business's plan to realign and rationalize papermaking capacity to benefit future operations. Charges associated with the Mobile shutdown included $223 million to write assets down to their salvage value, $31 million of severance costs covering the termination of 760 employees, and other exit costs of $41 million. The Mobile mill had revenues of $274 million, $287 million and $258 million in 2000, 1999 and 1998, respectively. This mill had operating earnings of $34 million and $8 million in 2000 and 1999, respectively, and an operating loss of $43 million in 1998. Charges associated with the Lock Haven shutdown included $70 million to write the assets down to their salvage value, $16 million of severance costs covering the termination of 589 employees, and other exit costs of $15 million. The Lock Haven mill had revenues of $267 million in 2000 and $225 million in each of 1999 and 1998. This mill had an operating loss of $21 million in 2000, and operating earnings of $12 million and $27 million in 1999 and 1998, respectively.

(b) The Consumer Packaging business announced shutdowns of the beverage packaging converting plant in Jamaica and the packaging facility in Cincinnati, Ohio. Production at the Jamaica plant was moved to Venezuela to increase plant utilization. The Cincinnati facility was closed in order to better align our manufacturing system with customer demand. Charges associated with these shutdowns included $6 million of asset write-downs, $5 million of severance costs covering the termination of 239 employees, and other exit costs of $2 million. The Consumer Packaging charge also included an $80 million asset impairment due to continuing losses in its aseptic business. The aseptic assets were written down to their estimated fair market value based on expected future discounted cash flows.

(c) The Industrial Packaging business charge of $160 million is related to the closure of the Camden, Arkansas mill, the shutdown of the Pedemonte, Italy container plant and the write-down of the Walsum No. 10 paper machine. The Camden mill, which produced unbleached kraft and multi-wall paper, was closed due to the declining kraft paper market, excess internal capacity and shrinking customer demand. The mill's assets were written down $102 million to their salvage value, and severance costs of $24 million were recorded to cover the termination of 613 employees. Other exit costs totaled $15 million. The Camden mill had revenues of $151 million, $162 million and $153 million and operating earnings of $14 million, $22 million and $18 million in 2000, 1999 and 1998, respectively. Charges associated with the Pedemonte plant shutdown included $2 million of asset write-downs, $3 million of severance costs covering the termination of 83 employees, and $4 million of other exit costs. The Pedemonte plant had revenues of $9 million, $11 million and $15 million in 2000, 1999 and 1998, respectively. This plant had operating losses of $2 million in 2000 and 1999 and $1 million in 1998. The business also wrote down the Walsum No. 10 paper machine acquired in the Union Camp merger by $10 million to its estimated fair market value.

(d) The Chemicals and Petroleum business charge of $34 million was related to the announced closure of the Oakdale, Louisiana plant. This is part of the business's Asset Rationalization Program to increase earnings, improve plant efficiencies and reduce excess internal capacity. A portion of the facility was shut down at the end of 2000, with the remainder to be closed by the end of 2001. The charge included $16 million to write the assets down to their estimated fair market value of zero, $1 million of severance costs covering the termination of 61 employees, and $17 million of other exit costs. The Oakdale plant had revenues of $31 million, $30 million and $32 million and operating earnings of $3 million, zero and $6 million in 2000, 1999 and 1998, respectively.

Management's Discussion and Analysis

(e) The Forest Products business charge of $35 million was primarily related to the announced shutdown of the Washington, Georgia lumber mill and restructuring costs associated with the Mobile mill closure. The Washington lumber mill will be closed due to unfavorable market conditions and excess internal capacity. The mill had revenues of $54 million, $66 million and $62 million in 2000, 1999 and 1998, respectively. This facility had an operating loss of $6 million in 2000, operating income of $2 million in 1999, and an operating loss of $3 million in 1998. The total Forest Products business charge included $15 million of asset write-downs, $7 million of severance costs covering the termination of 264 employees, and $13 million of other exit costs.

(f) xpedx, our distribution business, implemented a restructuring plan to consolidate duplicate facilities, eliminate excess internal capacity and increase productivity. The $22 million charge associated with this plan included $3 million of asset write-downs, $15 million of severance costs covering the termination of 433 employees, and $4 million of other cash costs.

(g) The Carter Holt Harvey charge of $5 million is related to cost reduction actions primarily associated with the tissue and packaging businesses. This charge included $1 million of asset write-downs and $4 million of severance covering the termination of 145 employees.

(h) This $8 million charge relates to the write-down of our investment in PaperExchange.com, an online provider of e-commerce for the paper industry, to its estimated fair market value.

  Also, a pre-tax credit of $28 million was recorded for excess 1999 second and fourth quarter restructuring reserves no longer required, and a pre-tax credit of $6 million was recorded for excess Union Camp merger-related termination benefits reserves no longer required.

  The following table presents a roll forward of the severance and other costs included in the 2000 restructuring plans:

--------------------------------------------------------------------------------
                                                                       Severance
In millions                                                            and Other
--------------------------------------------------------------------------------
Opening Balance (second quarter 2000)                                      $ 31
Additions (fourth quarter 2000)                                             217
2000 Activity
    Cash charges                                                            (19)
                                                                           ----
Balance, December 31, 2000                                                 $229
                                                                           ====


  The severance charges recorded in the second and fourth quarters of 2000 related to 4,243 employees. As of December 31, 2000, 991 employees had been terminated.

1999: The following table and discussion presents the impact of special items for 1999:

---------------------------------------------------------------------------------
In millions                                                        1999
---------------------------------------------------------------------------------
                                                        Earnings        Earnings
                                                           (Loss)          (Loss)
                                                   Before Income    After Income
                                                       Taxes and       Taxes and
                                                        Minority        Minority
                                                        Interest        Interest
---------------------------------------------------------------------------------
Before special and extraordinary items                    $1,005          $ 551
Union Camp merger-related
  termination benefits                                      (148)           (97)
Merger-related expenses                                     (107)           (78)
Restructuring and other charges                             (298)          (180)
Environmental remediation charge                             (10)            (6)
Provision for legal reserves                                 (30)           (18)
Reversals of reserves no longer required                      36             27
                                                          ------          -----
After special items                                       $  448          $ 199
                                                          ======          =====

  During 1999, special charges before taxes and minority interest of $557 million ($352 million after taxes and minority interest) were recorded. These special items included a $148 million pre-tax charge ($97 million after taxes) for Union Camp merger-related termination benefits, a $107 million pre-tax charge ($78 million after taxes) for merger-related expenses, a $298 million charge before taxes and minority interest ($180 million after taxes and minority interest) for asset shutdowns of excess internal capacity and cost reduction actions, a $10 million pre-tax charge ($6 million after taxes) to increase existing environmental remediation reserves related to certain former Union Camp facilities, a $30 million pre-tax charge ($18 million after taxes) to increase existing legal reserves, and a $36 million pre-tax credit ($27 million after taxes) for the reversals of reserves that were no longer required.

  The merger-related expenses of $107 million consisted of $49 million of merger costs and $58 million of post-merger expenses. The merger costs were primarily investment banker, consulting, legal and accounting fees. Post-merger integration expenses included costs related to employee retention, such as stay bonuses, and other cash costs related to the integration of Union Camp.

                                            Management's Discussion and Analysis

  The Union Camp merger-related termination benefits charge related to employees terminating after the effective date of the merger under an integration benefits program. Under this program, 1,218 employees of the combined company were originally identified for termination. An additional 346 employees left the company after the merger was announced, but were not eligible for benefits under the integration benefits program completed in the third quarter of 2000. Benefits payable under this program for certain senior executives and managers were paid from the general assets of International Paper. Benefits for remaining employees were primarily paid from plan assets of our qualified pension plan. In total, 1,062 employees were terminated. Related cash payments approximated $71 million (including payments related to our nonqualified pension plans). The remainder of the costs incurred primarily represented an increase in the projected benefit obligation of our qualified pension plan. Upon termination of the program in the third quarter of 2000, $6 million of the original reserve of $148 million was reversed to income.

  The following table is a roll forward of the Union Camp merger-related termination benefits charge:

--------------------------------------------------------------------------------
                                                                   Termination
Dollars in millions                                                   Benefits
--------------------------------------------------------------------------------
Special charge (1,218 employees)                                         $ 148
1999 incurred costs (787 employees)                                       (116)
2000 incurred costs (275 employees)                                        (26)
Reversal of reserve no longer required                                      (6)
                                                                         -----
Balance, December 31, 2000                                               $ --
                                                                         =====


Note: Benefit costs are treated as incurred on the termination date of the employee.

  The $298 million charge for asset shutdowns of excess internal capacity consisted of a $113 million charge in the second quarter of 1999 and a $185 million charge in the fourth quarter of 1999.

  The second quarter $113 million charge for the asset shutdowns of excess internal capacity and cost reduction actions included $57 million of asset write-downs and $56 million of severance and other charges. The following table and discussion presents additional detail related to this charge:

--------------------------------------------------------------------------------
                                                     Asset  Severance
In millions                                    Write-downs  and Other       Total
--------------------------------------------------------------------------------
Printing Papers                           (a)         $  6       $ 27       $ 33
European Papers                           (b)            3          7         10
Consumer Packaging                        (c)           19         12         31
Industrial Packaging                      (d)           12          -         12
Chemicals and Petroleum                   (e)           10          3         13
Industrial Papers                         (f)            7          7         14
                                                      ----       ----       ----
                                                      $ 57       $ 56       $113
                                                      ====       ====       ====

(a) International Paper recorded a charge of $24 million for severance related to the second phase of the Printing Papers business plan to improve the cost position of its mills. The charge, pursuant to an ongoing severance program, covered a reduction of approximately 289 employees at several mills in the U.S. At December 31, 2000, 258 employees had been terminated.

        Also, management approved a decision to permanently shut down the Hudson River mill No. 4 paper machine located in Corinth, New York and the No. 2 paper machine at the Franklin, Virginia mill due to excess internal capacity. Both machines have now been shut down. The machines were written down by $6 million to their estimated fair market value of zero. Severance costs of $3 million were recorded to cover the termination of 147 employees. At December 31, 2000, 142 employees had been terminated.

(b) The charge for European Papers, which covered the shutdown of two mills, consisted of $3 million in asset write-downs, $6 million in severance costs and $1 million of other exit costs. The Lana mill in Docelles, France was shut down due to excess internal capacity. The Lana mill produced high-end uncoated specialty paper that was shifted to the La Robertsau mill in Strasbourg, France. The mill's fixed assets were written down $3 million to their estimated fair market value of zero. Costs of $1 million related to the site closure and severance of $4 million related to the termination of 42 employees were also recorded. The Lana mill had revenues of $12 million and an operating loss of $2 million for the year ended December 31, 1999. At December 31, 2000, all 42 employees had been terminated.

        The Corimex coating plant in Clermont-Ferrand, France was shut down in April 1999. The assets at this plant had been considered to be impaired in 1997 and were written down at that time because of a decline in the market for thermal fax paper. A $2 million severance charge was recorded during the second quarter of 1999 to cover the costs of terminating 81 employees. Corimex had revenues of $6 million and an operating loss of $3 million for the year ended December 31, 1999. At December 31, 2000, all 81 employees had been terminated.

Management's Discussion and Analysis

(c) The Consumer Packaging business implemented a plan to improve the overall performance of the Moss Point, Mississippi mill. Included in this plan was the shutdown of the No. 3 paper machine, which produced labels. This production was transferred to the Hudson River mill. The machine was written down $6 million to its estimated fair market value of zero. Severance costs including, but not limited to, employees associated with the No. 3 machine totaled $10 million and covered the elimination of 360 positions. At December 31, 2000, 331 employees had been terminated.

        Consumer Packaging also shut down the Beverage Packaging facility in Itu, Brazil in an effort to reduce excess internal capacity in Latin America. The related assets were written down $13 million to their estimated fair market value of zero, and a severance charge of $1 million covering the elimination of 29 positions was recorded. Other exit costs totaled $1 million. At December 31, 2000, 27 employees had been terminated.

(d) With the merger of Union Camp, International Paper negotiated the resolution of contractual commitments related to an Industrial Packaging investment in Turkey. As a result of these negotiations and evaluation of this entity, it was determined that the investment was impaired. A $12 million charge was recorded to reflect this impairment and the related costs of resolving the contractual commitments.

(e) As a result of an overall reduction in demand for dissolving pulp, a decision was made to downsize the Natchez, Mississippi mill. Charges associated with capacity reduction totaled $10 million and included the shutdown of several pieces of equipment. A severance charge of $3 million was recorded to eliminate 89 positions. At December 31, 2000, all 89 employees had been terminated.

(f) The Industrial Papers business implemented a plan to reduce excess internal capacity at several of its locations. The Toronto, Canada plant was closed. Equipment at the Kaukauna, Wisconsin, Knoxville, Tennessee and Menasha, Wisconsin facilities was taken out of service. The total amount related to the write-down of these assets was $7 million. Severance costs related to these shutdowns were $5 million, based on a personnel reduction of 81 employees. Other exit costs totaled $2 million. At December 31, 2000, 73 employees had been terminated.

        The $185 million fourth quarter charge for shutdowns of excess internal capacity and cost reduction actions included $92 million of asset write-downs and $93 million of severance and other charges. The following table and discussion presents additional detail related to this charge:

-----------------------------------------------------------------------------------
                                           Asset       Severance
In millions                          Write-downs        and Other           Total
-----------------------------------------------------------------------------------
Printing Papers              (a)            $  7             $  5           $ 12
Consumer Packaging           (b)              14               22             36
Industrial Packaging         (c)               7               14             21
Chemicals and Petroleum      (d)              30               20             50
Building Materials           (e)              10                6             16
Distribution                 (f)               6               17             23
Carter Holt Harvey           (g)              18                9             27
                                            ----             ----           ----
                                            $ 92             $ 93           $185
                                            ====             ====           ====

(a) The Printing Papers charge encompassed a $2 million severance charge related to a production curtailment at the Erie, Pennsylvania mill due to lower demand, a $3 million write-off of deferred software costs as the result of a decision to discontinue the installation of a Union Camp order entry system, and a $7 million impairment of our investment in the Otis Hydroelectric plant. In November 1999, the Erie mill changed from a seven-day, four-crew schedule to a three-crew schedule in order to balance operating capacity with sales demand. This production curtailment resulted in the termination of 99 employees. At December 31, 2000, all 99 employees had been terminated. We wrote down our investment in the Otis Hydroelectric partnership to the approximate fair market value of the investment based upon our offer to acquire the other partner's interest.

(b) The Consumer Packaging charge of $36 million was related to the shutdown of facilities, capacity optimization and a deferred software write-off. The Philadelphia, Pennsylvania plant was shut down in June 2000 and the Edmonton, Alberta plant was shut down in April 2000. Charges associated with these shutdowns included $7 million of asset write-downs, $1 million of severance costs covering the termination of 194 employees, and other exit costs of $5 million. At December 31, 2000, all 194 employees had been terminated. Charges related to eliminating excess internal capacity included $7 million of asset write-downs and a severance charge of $11 million for the termination of 512 employees. The capacity reductions related to the aseptic and flexible packaging businesses. At December 31, 2000, 381 employees had been terminated. The business also discontinued the implementation of a Union Camp order management system. The write-off of deferred software costs related to this system was $5 million.

                                            Management's Discussion and Analysis

(c) The Industrial Packaging business shut down the following plants and shifted production to other facilities: the Terre Haute, Indiana box plant; the Northlake, Illinois box plant; the Columbia, Tennessee sheet plant; and the Montgomery, Alabama sheet plant. The design center in Spartanburg, South Carolina was also closed. The functions performed in Spartanburg will continue in Memphis, Tennessee. Charges associated with the consolidation and improvement of the Industrial Packaging business totaled $21 million and included $7 million of asset write-downs, a $12 million severance charge covering the termination of 426 employees, and other exit costs of $2 million. At December 31, 2000, 309 employees had been terminated.

(d) The Chemicals and Petroleum charge of $50 million related to the partial shutdown of the Chester-le-Street plant located in northeast England and additional costs related to the 1998 shutdown of the Springhill, Louisiana plant. The Chester-le-Street plant was a fully integrated site comprised of a crude tall oil fractionation plant, a rosin resin upgrading plant and a dimer plant. The crude tall oil and rosin resin upgrading facilities at the site were closed and production shifted to other Arizona Chemical facilities. Asset write-downs for this plant totaled $30 million. A severance charge of $3 million covered the termination of 83 employees. Other costs of $12 million included demolition and contract cancellations. At December 31, 2000, all 83 employees had been terminated. We also recorded an additional charge of $5 million related to the 1998 closure of the Springhill plant, covering other exit costs including demolition and cleanup.

(e) The Building Materials charge of $16 million included $3 million for a program to improve the profitability of the decorative surfaces business and $13 million for the shutdown of the Pilot Rock, Oregon mill. The Decorative Products business developed an improvement plan to consolidate certain manufacturing activities and streamline administrative functions. As a result, a reserve was established to cover asset write-offs totaling $2 million, and severance charges of $1 million were recorded related to the reduction of 65 employees. At December 31, 2000, 38 employees had been terminated.

        International Paper announced in October 1999 that it would shut down the Pilot Rock, Oregon mill due to excess capacity within the Masonite manufacturing system. Soft-board production was moved to our Ukiah, California and Lisbon Falls, Maine facilities. The related charge included $8 million of asset write-downs, a $2 million severance charge covering the termination of 155 employees, and $3 million of other exit costs. At December 31, 2000, 149 employees had been terminated.

(f) xpedx implemented a plan to consolidate duplicate facilities and eliminate excess internal capacity. The $23 million charge associated with this plan included $6 million of asset write-downs, a severance charge of $5 million for the termination of 211 employees, and other costs of $12 million. Other costs consisted primarily of lease cancellations. At December 31, 2000, 197 employees had been terminated.

(g) This charge related to the shutdown of the No. 5 paper machine at Carter Holt Harvey's Kinleith mill. The machine had been idled due to a reconfiguration project at the mill. Plans for alternative uses for the machine were reexamined and it was determined that based on current competitive conditions it would not provide adequate returns on the capital required and that it would be scrapped. Accordingly, the machine was written down by $18 million to its estimated salvage value. Also, severance costs of $9 million were recorded to cover the costs of terminating 300 employees. At December 31, 2000, all 300 employees had been terminated.

  The $30 million pre-tax charge to increase existing legal reserves included $25 million added to the reserve for hard-board siding claims. A further discussion of this charge can be found in Note 11--Commitments and Contingent Liabilities.

  The $36 million pre-tax credit for reserves no longer required consisted of $30 million related to a retained exposure at the Lancey mill in France and $6 million of excess severance reserves previously established by Union Camp. The Lancey mill was sold to an employee group in October 1997. In April 1999, International Paper's remaining exposure to potential obligations under this sale was resolved, with the reserve returned to income in the second quarter.

  The following table presents a roll forward of severance and other costs included in the 1999 restructuring plans:

---------------------------------------------------------------------------------
                                                                       Severance
In millions                                                            and Other
---------------------------------------------------------------------------------
Opening Balance (second quarter 1999)                                      $ 56
Additions (fourth quarter 1999)                                              93
1999 Activity
  Cash charges                                                              (34)
2000 Activity
  Cash charges                                                              (75)
  Other charges                                                             (13)
Reversals of reserves no longer required                                    (14)
                                                                           ----
Balance, December 31, 2000                                                 $ 13
                                                                           ====

Management's Discussion and Analysis

    The severance reserves recorded in the second and fourth quarters of 1999 related to 3,163 employees. At December 31, 2000, 2,793 employees had been terminated. Reserves of $14 million were determined to no longer be required and reversed to income in the fourth quarter of 2000. The remaining $13 million of reserves represents costs to be incurred or severance to be paid in the first quarter of 2001.

1998: The following table and discussion presents the impact of special items for 1998:

--------------------------------------------------------------------------------
In millions                                                  1998
--------------------------------------------------------------------------------
                                                Earnings                Earnings
                                                  (Loss)                  (Loss)
                                           Before Income            After Income
                                               Taxes and               Taxes and
                                                Minority                Minority
                                                Interest                Interest
--------------------------------------------------------------------------------
Before special items                               $ 598                   $ 345
Oil and gas impairment charges                      (111)                    (68)
Restructuring and other charges                     (161)                    (92)
Gain on sale of business                              20                      12
Reversals of reserves no longer required              83                      50
                                                   -----                   -----
After special items                                $ 429                   $ 247
                                                   =====                   =====

    During 1998, International Paper recorded $111 million of oil and gas impairment charges ($68 million after taxes); $56 million ($35 million after taxes) in the fourth quarter and $55 million ($33 million after taxes) in the third quarter. International Paper had oil and gas exploration and production operations in West Texas, the Gulf Coast and the Gulf of Mexico. The Securities and Exchange Commission's regulations for companies that use the full-cost method of accounting for oil and gas activities require companies to perform a ceiling test on a quarterly basis. As a result of low oil and gas prices, the value of International Paper's properties was written down through these noncash charges.

    Also in 1998, International Paper recorded a $145 million pre-tax restructuring charge ($82 million after taxes and minority interest) consisting of $64 million of asset write-downs and $81 million of severance costs, and recorded pre-tax charges of $16 million ($10 million after taxes) related to International Paper's share of write-offs taken by Scitex, a then-owned 13% investee company, related to an acquisition of in-process research and development and its exit from the digital video business. The Scitex items were reflected as equity losses from the investment in Scitex in the consolidated statement of earnings. International Paper sold its equity interest in Scitex in January 2000. In addition, International Paper recorded a $20 million pre-tax gain ($12 million after taxes) on the sale of its Veratec nonwovens division, and an $83 million pre-tax credit ($50 million after taxes) from the reversals of previously established reserves that were no longer required. These reserves had been established in 1996 and 1997 and were primarily associated with the Veratec and Imaging businesses. The sales of these businesses were completed in 1998, and those reserves not required were returned to earnings.

    The following table and discussion presents additional detail related to the $145 million restructuring charge:

-------------------------------------------------------------------
                                    Asset
In millions                   Write-downs   Severance        Total
-------------------------------------------------------------------
Distribution           (a)           $ 20        $ 10         $ 30
Printing Papers        (b)             13          14           27
Carter Holt Harvey     (c)             15           3           18
Industrial Packaging   (d)              8           7           15
Union Camp             (e)              8          32           40
Other                  (f)             --          15           15
                                     ----        ----         ----
                                     $ 64        $ 81         $145
                                     ====        ====         ====

(a) After the acquisition of Zellerbach, management of xpedx terminated certain software projects that were in process and began to use Zellerbach's systems in certain of its regions. Accordingly, $20 million of deferred software costs were written off. In addition, a $10 million severance charge was recorded to terminate 274 xpedxemployees at duplicate facilities and locations. At December 31, 1999, all 274 employees had been terminated.

(b) International Paper's Printing Papers business shut down equipment at the Mobile, Alabama mill and announced the termination of 750 employees at the Mobile, Alabama, Lock Haven, Pennsylvania, and Ticonderoga, New York mills. At the Mobile mill, International Paper permanently shut down a paper machine and related equipment with a net book value of $13 million. These assets were written down to their estimated fair market value of zero. The severance charge associated with the employee reductions at the three mills was $14 million. At December 31, 1999, all employees under this program had been terminated.

(c) This charge primarily consisted of a $15 million asset write-down associated with the closure of two Carter Holt Harvey facilities, Myrtleford and Taupo. Myrtleford, a tissue pulp mill located in Australia, was closed due to excess capacity in its tissue pulp system. Carter Holt Harvey will be able to produce the volume at lower costs at its Kawerau tissue pulp mill located in New Zealand. Carter Holt Harvey also closed the Taupo, New Zealand

                                            Management's Discussion and Analysis

    sawmill due to excess capacity in its sawmill system as the result of recent productivity improvements. The $3 million severance charge represented the cost of terminating 236 employees. At December 31, 1999, all 236 employees had been terminated. International Paper's consolidated financial statements included revenues of $21 million and operating income of $1 million from these facilities in 1998.

(d) Management indefinitely closed the Gardiner, Oregon mill because of excess capacity in International Paper's containerboard system. As a result, the net plant, property and equipment assets of this mill were reduced from $13 million to the estimated salvage value of $5 million. In connection with this decision to close, 298 employees at the mill were terminated and a $7 million severance charge was recorded. This mill had revenues of $78 million and operating losses of $16 million in 1998.

(e) During 1998, Union Camp recorded a pre-tax special charge of $40 million. Included in the charge was $32 million related to the termination of 540 positions and $8 million of asset write-downs. Approximately 190 of these positions related to a reorganization and restructuring of Union Camp's research and development activities. Another 190 positions related to a consolidation of the packaging group's administrative support functions. The remaining 160 positions related to a series of other organizational changes. At December 31, 1999, all 540 employees had been terminated.

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

(f) The $15 million severance charge was recorded as a result of an announcement by International Paper of a plan to consolidate its land and timber and logging and fiber supply divisions into a new division called Forest Resources, and the consolidation of the Consumer Packaging group. Of the $15 million charge, $10 million related to a head count reduction of 200 employees in the Forest Resources group and the remaining $5 million was based on a personnel reduction of 210 employees in the Consumer Packaging group. At December 31, 1999, all 410 employees had been terminated.

    The following table presents a roll forward of the severance costs included in the 1998 restructuring plan:

----------------------------------------------------------------------------
In millions                                                        Severance
----------------------------------------------------------------------------
Opening Balance (third quarter 1998)                                    $ 81
1998 Activity
  Cash charges                                                           (19)
1999 Activity
  Cash charges                                                           (56)
  Reversal of reserve no longer required                                  (6)
                                                                        ----
Balance, December 31, 1999                                              $ --
                                                                        ====

    The severance reserve recorded in the third quarter of 1998 related to 2,508 employees. As of December 31, 1999, all employees had been terminated.

Ongoing Profit Improvement Review

International Paper continually evaluates its operations for improvement. When any such plans are finalized, we may incur costs or charges in future periods related to improvement plans when and if such plans are implemented.

Income Taxes

Before special and extraordinary items, the 2000 and 1999 effective income tax rate was 28% of pre-tax earnings, increasing from 26% in 1998. The effective income tax rates are below the U.S. statutory tax rate primarily because of the geographic mix of overall taxable earnings and the impact of state tax and other credits. After special items, the effective income tax rate was 16%, 19% and 22% for 2000, 1999 and 1998, respectively. We estimate that the 2001 effective income tax rate will be approximately 31% based on expected earnings and business conditions, which are subject to change.

Management's Discussion and Analysis

    The following tables present the impact of the special items on the effective income tax rate for the three years. Taxes on special charges were provided at statutory rates except for those charges that represent tax deductions that management does not believe will be realized.

--------------------------------------------------------------------------------
In millions                                                   2000
--------------------------------------------------------------------------------
                                      Earnings (Loss)
                                               Before        Income
                                         Income Taxes           Tax    Effective
                                         and Minority     Provision          Tax
                                             Interest     (Benefit)         Rate
--------------------------------------------------------------------------------
Before special and extraordinary items         $1,692         $ 480          28%
Merger-related expenses                           (54)          (21)         39%
Restructuring and other charges                  (824)         (310)         38%
Provision for legal reserves                     (125)          (45)         36%
Reversals of reserves no longer required           34            13          38%
                                               ------         -----
After special items                            $  723         $ 117          16%
                                               ======         =====

--------------------------------------------------------------------------------
In millions                                                   1999
--------------------------------------------------------------------------------
                                      Earnings (Loss)
                                               Before        Income
                                         Income Taxes           Tax    Effective
                                         and Minority     Provision          Tax
                                             Interest     (Benefit)         Rate
--------------------------------------------------------------------------------
Before special and extraordinary items         $1,005         $ 281           28%
Union Camp merger-related
  termination benefits                           (148)          (51)          34%
Merger-related expenses                          (107)          (29)          27%
Restructuring and other charges                  (298)         (108)          36%
Environmental remediation charge                  (10)           (4)          40%
Provision for legal reserves                      (30)          (12)          40%
Reversals of reserves no longer required           36             9           25%
                                               ------         -----
After special items                            $  448         $  86           19%
                                               ======         =====

--------------------------------------------------------------------------------
In millions                                                   1998
--------------------------------------------------------------------------------
                                      Earnings (Loss)
                                               Before        Income
                                         Income Taxes           Tax    Effective
                                         and Minority     Provision          Tax
                                             Interest     (Benefit)         Rate
--------------------------------------------------------------------------------
Before special items                            $ 598          $158           26%
Oil and gas impairment charges                   (111)          (43)          39%
Restructuring and other charges                  (161)          (61)          38%
Gain on sale of business                           20             8           40%
Reversals of reserves no longer required           83            33           40%
                                                -----         -----
After special items                             $ 429         $  95           22%
                                                =====         =====


Recent Accounting Developments

In June 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," an amendment to SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 established accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured by its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met.

    International Paper will adopt SFAS No. 133 (as amended by SFAS No. 138) as of January 1, 2001. We estimate that adoption will require a one-time, non-cash charge before taxes and minority interest of approximately $23 million ($14 million after taxes and minority interest), which will be recorded as a cumulative change in accounting method.

Legal and Environmental Issues

International Paper is subject to extensive federal and state environmental regulation as well as similar regulations in all other jurisdictions in which we operate. Our continuing objectives are to: (1) control pollutants discharged into the air, water and groundwater to avoid adverse impacts on the environment,
(2) make continual improvements in environmental performance, and (3) maintain 100% compliance with applicable laws and regulations. A total of $190 million was spent in 2000 for capital projects to control environmental releases into the air and water, and to assure environmentally sound management and disposal of waste. We expect to spend approximately $136 million in 2001 for similar capital projects, including the costs to comply with the Environmental Protection Agency's (EPA) Cluster Rule regulations. Amounts to be spent for environmental control projects in future years will depend on new laws and regulations and changes in legal requirements and environmental concerns. Taking these uncertainties into account, our preliminary estimate for additional environmental appropriations during the period 2002 through 2003 is approximately $307 million in total.

    On April 15, 1998, the EPA issued final Cluster Rule regulations that established new requirements regarding air emissions and wastewater discharges from pulp and paper mills to be met by 2006. The projected costs included in our estimate related to the Cluster Rule regulations for the years 2001 through 2002 are $116 million. Projected Cluster Rule costs for 2003 through 2006 are in the range of $330 million

                                            Management's Discussion and Analysis

to $370 million. Included in these estimates are costs associated with combustion source standards for the pulp and paper industry, which were issued by the EPA on January 12, 2001. The final cost depends on the outcome of the Cluster Rule water regulations for pulp and paper categories other than bleached kraft and soda. Regulations for these categories are not likely to become final until late 2001. We estimate that annual operating costs, excluding depreciation, will increase approximately $22 million when these regulations are fully implemented.

    Additional regulatory requirements that may affect future spending include the EPA's requirements for states to assess current surface water loading from industrial and area sources. This process, called Total Maximum Daily Load
(TMDL) allocation, could result in reduced allowable treated effluent discharges from our manufacturing sites. To date there have been no significant impacts due to the TMDL process, as the majority of our manufacturing sites operate at levels significantly below allowable waste loadings.

    In recent years, the EPA has undertaken significant air quality initiatives associated with nitrogen oxide emissions, regional haze, and national ambient air quality standards. When regulatory requirements for new and changing standards are finalized, we will add any resulting future cost projections to our expenditure forecast.

    International Paper has been named as a potentially liable party in a number of environmental remediation actions under various federal and state laws, including the Comprehensive Environmental Response, Compensation and Liability Act. Related costs are recorded in the financial statements when they are probable and reasonably estimable. As of December 31, 2000, these liabilities totaled approximately $170 million. Completion of these actions is not expected to have a material adverse effect on our financial condition or results of operations.

    The significant effort International Paper has made in the analysis of environmental issues and the development of environmental control technology responses will enable us to keep costs for compliance with environmental regulations at, or below, industry averages.

Masonite Litigation: Three nationwide class action lawsuits filed against International Paper have been settled in recent years.

    The first suit alleged that hardboard siding manufactured by Masonite fails prematurely, allowing moisture intrusion that in turn causes damage to the structure underneath the siding. The class consisted of all U.S. property owners having Masonite hardboard siding installed on and incorporated into buildings between 1980 and January 15, 1998. Final approval of the settlement was granted by the Court on January 15, 1998. The settlement provides for monetary compensation to class members meeting the settlement requirements on a claims-made basis. It also provides for the payment of attorneys'fees equaling 15% of the settlement amounts paid to class members, with a non-refundable advance of $47.5 million plus $2.5 million in costs.

    The second suit made similar allegations with regard to Omniwood siding manufactured by Masonite (Omniwood Lawsuit). The class consisted of all U.S. property owners having Omniwood siding installed on and incorporated into buildings from January 1, 1992 to January 6, 1999.

    The third suit alleged that Woodruf roofing manufactured by Masonite is defective and causes damage to the structure underneath the roofing (Woodruf Lawsuit). The class consisted of all U.S. property owners who had incorporated and installed Masonite Woodruf roofing from January 1, 1980 to January 6, 1999.

    Final approval of the settlements of the Omniwood and Woodruf lawsuits was granted by the Court on January 6, 1999. The settlements provide for monetary compensation to class members meeting the settlement requirements on a claims-made basis, and provide for payment of attorneys' fees equaling 13% of the settlement amounts paid to class members with a non-refundable advance of $1.7 million plus $75,000 in costs for each of the two cases.

    Reserves for these matters total $92 million at December 31, 2000, net of expected future insurance recoveries of $51 million. This amount includes $25 million added to the reserve for hardboard siding claims in the fourth quarter of 1999 (some of which has now been paid to claimants) and an additional $125 million added to that reserve in the third quarter of 2000 to cover an expected shortfall, resulting primarily from a higher number of hardboard siding claims than anticipated. It is reasonably possible that the higher number of hardboard siding claims might be indicative of the need for one or more future additions to this reserve. However, whether or not any future additions to this reserve become necessary, we believe that these settlements will not have a material adverse effect on our consolidated financial position or results of operations.

Management's Discussion and Analysis

    Through December 31, 2000, net settlement payments of $277 million, including the $51 million of non-refundable advances of attorneys' fees discussed above, have been made. Included in the non-refundable advances of attorneys' fees is $5 million, which has been paid to the attorneys for the plaintiffs in the Omniwood and Woodruf lawsuits. Also, we have received
$27 million related to these matters from our insurance carriers through December 31, 2000. International Paper and Masonite have the right to terminate each of the settlements after seven years from the dates of final approval.
The liability for these matters will be retained after the planned sale of Masonite is completed.

Other Litigation: In March and April 2000, Champion and 10 members of its board of directors were served with six lawsuits that have been filed in the Supreme Court for the State of New York, New York County. Each of the suits purports to be a class action filed on behalf of Champion shareholders and alleges that the defendants breached their fiduciary duties in connection with the proposed merger with UPM-Kymmene Corporation and the merger proposal from International Paper. Champion has filed a motion to dismiss, which as of February 26, 2001 has not been decided.

    On May 14, 1999, and May 18, 1999, two lawsuits were filed against International Paper, the former Union Camp Corporation and other manufacturers of linerboard. These suits allege that the defendants conspired to fix prices for linerboard and corrugated sheets during the period October 1, 1993, through November 30, 1995. Both lawsuits were filed seeking nationwide class certification. The lawsuits allege that various purchasers of corrugated sheets and corrugated containers were injured as a result of the alleged conspiracy. The cases have been consolidated in federal court in the Eastern District of Pennsylvania. Defendants'motions to dismiss the cases were denied on October 4, 2000. Plaintiffs filed motions for class certification on January 10, 2001, which were pending as of February 26, 2001.

    Purchasers of high-pressure laminates have filed a number of purported class actions under the federal antitrust laws in various federal district courts in different states, alleging that International Paper's Nevamar division participated in a price-fixing conspiracy with competitors. These cases have been consolidated in federal district court in New York. Indirect and direct purchasers of high-pressure laminates have also filed similar purported class action cases under various state antitrust and consumer protection statutes in California, Florida, Maine, Michigan, Minnesota, New Mexico, New York, North Dakota, South Dakota, Tennessee and the District of Columbia. International Paper filed a motion to dismiss one of the cases in federal court, which was denied by the court without prejudice. The federal plaintiffs filed a consolidated amended complaint on February 22, 2001. As of February 26, 2001, International Paper has filed a motion to dismiss the case pending in New York State court and has filed answers in California, New Mexico, South Dakota and one of two complaints filed in Michigan. Answers are not yet due in the remaining state cases.

Other Environmental: In April 1999, the Franklin, Virginia mill received a Notice of Violation (NOV) from the EPA, Region 3 in Philadelphia, and an NOV from the Commonwealth of Virginia alleging that the mill violated the Prevention of Significant Deterioration (PSD) regulations. The Franklin mill was owned by Union Camp Corporation at that time and was one of seven paper mills in Region 3 owned by different companies that received similar notices of violation. Union Camp merged with International Paper on April 30, 1999, and International Paper has entered into negotiations with the EPA and the Commonwealth of Virginia.

    The Franklin mill NOVs were issued in connection with the EPA's well publicized PSD air permit enforcement initiative against the paper industry. In 1999, our paper mills in Kaukauna, Wisconsin and Augusta, Georgia received requests for information from the EPA regarding compliance with the PSD regulations. Three additional facilities received information requests in 2000, and the EPA's initiative may result in similar actions at other facilities.

    In August 1998, the former Union Camp Corporation informed the Virginia Department of Environmental Quality (DEQ) of certain New Source Performance Standards (NSPS) permitting discrepancies related to a power boiler at the paper mill in Franklin, Virginia. On April 11, 2000, International Paper and the DEQ entered into a consent order that resolved the matter for a civil penalty of $134,000.

    In November 1999, the Wisconsin Department of Natural Resources filed a civil complaint alleging past exceedences of air permit limits at the former Union Camp flexible packaging facility located in Tomah, Wisconsin. The matter was settled on November 2, 2000 for a civil penalty of $60,000.

    In February 2000, the Town of Lyman, South Carolina, issued an administrative order alleging past violations of a wastewater pretreatment permit at the former Union Camp folding carton facility in Spartanburg, South Carolina. While International Paper has satisfied the terms of the order, the Town of Lyman recently indicated it may seek penalties and other surcharges that together may exceed $100,000. We are engaged in settlement discussions with the Town of Lyman.

                                            Management's Discussion and Analysis

    As of February 26, 2001, there were no other pending judicial proceedings, brought by governmental authorities against International Paper, for alleged violations of applicable environmental laws or regulations. International Paper is engaged in various other proceedings that arise under applicable environmental and safety laws or regulations, including approximately 97 active proceedings under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) and comparable state laws. Most of these proceedings involve the cleanup of hazardous substances at large commercial landfills that received waste from many different sources. While joint and several liability is authorized under the CERCLA, as a practical matter, liability for CERCLA cleanups is allocated among the many potential responsible parties. Based upon previous experience with respect to the cleanup of hazardous substances and upon presently available information, International Paper believes that it has no or de minimis liability with respect to 18 of these sites; that liability is not likely to be significant at 51 sites; and that estimates of liability at 28 of these sites is likely to be significant but not material to International Paper's consolidated finan-cial position or results of operations.

    On June 19, 2000, before International Paper completed the acquisition of Champion, Champion entered into a Consent Order with the Maine Department of Environmental Protection that resolved allegations of past wastewater and reporting deficiencies at Champion's lumber mills in Milford and Passadumkeag, Maine. The U.S. EPA and the U.S. Attorney's Office in Maine have since that time commenced a grand jury investigation of the same allegations.

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

Impact of the Euro

The introduction of the euro for noncash transactions took place on January 1, 1999, with 11 countries participating in the first wave: Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, Netherlands, Portugal and Spain. The euro has been trading on world currency exchanges since 1999 and is used by our businesses in transactions. On January 2, 2002, new euro-denominated bills and coins will be issued and legacy currencies will be completely withdrawn from circulation that year. In general, the euro has increased price transparency for our products in Europe. The major impact on International Paper has been on its businesses within the euro zone, which make up approximately 9% of sales. Each of our European businesses has a plan in place to deal with the introduction of the euro.

    Over the three-year transition period, our computer systems will be updated to ensure euro compliance. Also, we are reviewing our marketing and operational policies and procedures to ensure our ability to continue to successfully conduct all aspects of our business in this new market. In general, our product lines are likely to become somewhat more international, with some leveling of prices that is not expected to significantly impact our operations. We anticipate that the total costs in connection with the euro conversion will not be material. Further, we do not anticipate that the conversion from the legacy currencies to the euro will have a material adverse effect on our consolidated financial position or results of operations.

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

    Our exposure to market risk for changes in interest rates relates primarily to investments in marketable securities, and short- and long-term debt obligations. We invest in high-credit-quality securities with major international financial institutions while limiting exposure to any one issuer. Our debt obligations outstanding as of December 31, 2000, expressed in U.S. dollar equivalents, are summarized as to their principal cash flows and related weighted average interest rates by year of maturity in the following table. Our investments in marketable securities at December 31, 2000 were not significant.

Management's Discussion and Analysis

-----------------------------------------------------------------------------------------------------------------------------------
U.S. dollars in millions                             2001      2002      2003      2004      2005  Thereafter   Total   Fair Value
-----------------------------------------------------------------------------------------------------------------------------------
U.S. commercial paper and bank notes
  7.3% average interest rate                       $  879    $    -    $    -      $637    $    -    $    -   $ 1,516   $ 1,516
Euro commercial paper and bank notes
  5.1% average interest rate                          178         -         -         -         -         -       178       178
Chinese renminbi bank notes
  6.0% average interest rate                           18         -         -         -         -         -        18        18
Euro fixed rate notes
  5 3/8% average interest rate                          -         -         -         -         -       223       223       214
New Zealand dollar bank notes
  7.1% average interest rate                          285         -         -         -         -         -       285       285
Fixed rate debt--7.8% average interest rate           397       484     1,432       683     1,177     3,218     7,391     7,518
5 7/8% Swiss franc debentures                          67         -         -         -         -         -        67        71
Medium term notes--8.2% average interest rate         146        79        30         9         -        43       307       312
Environmental and industrial development bonds
  6.3% average interest rate                           44        75         6        32        77     2,100     2,334     2,431
Brazilian real notes
  13.4% average interest rate                          24        24        22        18       100         6       194       194
Floating rate notes--7.9% average interest rate         -     2,100         -         -         -         -     2,100     2,100
Other                                                  77        15        10         8         6        34       150       147
                                                   ------    ------    ------    ------    ------    ------   -------   -------
Total Debt                                         $2,115    $2,777    $1,500    $1,387    $1,360    $5,624   $14,763   $14,984
                                                   ======    ======    ======    ======    ======    ======   =======   =======

  For debt obligations, the table above presents principal cash flows and related weighted average interest rates by year of maturity. Variable interest rates disclosed represent the weighted average rates at the end of the period. For financial statement classification, $750 million of short-term debt has been classified as long-term pursuant to line of credit agreements.

  We use cross-currency and interest rate swap agreements to manage the composition of our fixed and floating rate debt portfolio. Amounts to be paid or received as interest under these agreements are recognized over the life of the swap agreements as adjustments to interest expense. The impact on earnings and our net liability under these agreements was not significant. Our cross-currency and interest rate swap agreements outstanding at December 31, 2000, expressed in U.S. dollar equivalents, by year of maturity, are presented in the following table.

-------------------------------------------------------------------------------------------------------------------------------
U.S. dollars in millions                                    2001   2002    2003    2004   2005   Thereafter   Total  Fair Value
-------------------------------------------------------------------------------------------------------------------------------
U.S. dollar variable to fixed rate swaps                     $ -   $ 45     $200   $300   $-      $500       $1,045  $ 97
  Average pay rate 6.3% / Average receive rate 6.9%

U.S. dollar fixed to variable rate swaps                       -     45      200    550    -       500        1,295   (98)
  Average pay rate 7.6% / Average receive rate 6.8%

U.S. dollar to New Zealand dollar cross-currency swap          -    150        -      -    -         -          150    (5)

Australian dollar to New Zealand dollar cross-currency swap    -    130        -      -    -         -          130    25

Swiss franc to New Zealand dollar cross-currency swaps        68      -        -      -    -         -           68     1

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

  The following table presents information about our foreign currency forward contracts outstanding as of December 31, 2000, expressed in U.S. dollar equivalents. The majority of the contracts have maturities of less than 12 months. This information should be read in conjunction with Note 14--Financial Instruments to the consolidated financial statements which can be found on pages 54 through 56.

--------------------------------------------------------------------------------------
                                                              Weighted           Net
                                                               Average    Unrealized
                                                Contract      Exchange          Gain
U.S. dollars in millions                          Amount          Rate        (Loss)
--------------------------------------------------------------------------------------
Pay U.S. dollars /
  Receive European euros                         $1,072          0.89      $(10)
Pay British pounds /
  Receive European euros                             70          0.59         1
Pay U.S. dollars /
  Receive British pounds                            129          1.46        (2)
Pay European euros /
  Receive British pounds                             39          1.63         -
Receive New Zealand dollars /
  Pay Australian dollars                            475          1.31        15
Pay U.S. dollars /
  Receive New Zealand dollars                       350          0.46        (5)
Receive Swedish kronas /
  Pay U.S. dollars                                   30          9.64         -
Receive U.S. dollars /
  Pay European euros                                 29          0.88        (1)
Receive U.S. dollars /
  Pay British pounds                                 18          1.44         -
Receive U.S. dollars /
  Pay New Zealand dollars                           440          0.41       (25)

  We have an additional $31 million in a number of smaller forward contracts to purchase or sell other currencies with a related net unrealized immaterial gain.

  We also purchase foreign exchange option contracts, with terms that generally do not exceed one year, to hedge export sales. Premiums paid under these contracts are expensed over the life of the option contract. Gains arising on these options are recognized at the time the options are exercised. Option contracts outstanding at December 31, 2000 amounted to $121 million.

Value at Risk

Value at risk is used to describe an approach for measuring market risk exposure that utilizes statistical models that are based on historical price and volatility patterns to estimate the probability of the value of a financial instrument falling above or below a specified amount at a specified confidence level and over a given time period. Our analysis uses variance-covariance statistical modeling techniques and includes substantially all interest rate-sensitive debt and swaps, and currency exchange contracts. The model estimates the potential loss in fair value or earnings we could incur from adverse changes in interest rates or currency exchange rates. We believe the effects of interest rate or currency exchange movements on the respective underlying hedged transactions would substantially offset any loss incurred. The results of our analysis at a 95% confidence level were not significant to our consolidated common shareholders' equity, earnings or daily change in market capitalization.

Forward-Looking Statements

Certain statements in this 2000 Annual Report to Shareholders, and in particular, statements found in Management's Discussion and Analysis, that are not historical in nature may constitute forward-looking statements. These statements are often identified by the words, "believe," "expect," "plan," "appear," "project," "estimate," "intend," and words of similar import. Such statements reflect the current views of International Paper with respect to future events and are subject to risks and uncertainties. Actual results may differ materially from those expressed or implied in these statements. Factors that could cause actual results to differ include, among other things, whether conditions influencing the recent economic slowdown will continue or worsen, changes in overall demand, whether our initiatives relating to balancing our supply with demand will be successful, changes in domestic or foreign competition, changes in the cost or availability of raw materials, the cost of compliance with environmental laws and regulations, and whether anticipated savings from merger and other restructuring activities and facility rationalizations can be achieved. In view of such uncertainties, investors are cautioned not to place undue reliance on these forward-looking statements. International Paper does not assume any obligation to update these forward-looking statements.

Financial Information by Industry Segment and Geographic Area

For information about our industry segments, see the "Description of Industry Segments" included in management's discussion and analysis of financial condition and results of operations.

  For management purposes, we report the operating performance of each business based on earnings before interest and income taxes ("EBIT") excluding special and extraordinary items and gains or losses on sales of businesses. Our Carter Holt Harvey segment includes our share, about half, of their operating earnings adjusted for U.S. generally accepted accounting principles. The remaining half is included in the minority interest adjustment. Intersegment sales and transfers are recorded at current market prices. Corporate sales include the Imaging and Veratec businesses that were sold in 1998. Sales for these businesses were $220 million in 1998. Corporate operating profit includes an operating loss of $2 million for these businesses in 1998 as well as corporate expenses. Corporate assets include these businesses for the applicable years in addition to other assets not allocated to our segments.

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

Information by Industry Segment

Net Sales
--------------------------------------------------------------------------------
In millions                                        2000        1999        1998
--------------------------------------------------------------------------------
Printing Papers(a)                              $ 7,960     $ 5,840     $ 5,815
Industrial and Consumer Packaging                 7,625       7,050       7,010
Distribution                                      7,255       6,850       6,280
Forest Products                                   3,465       3,205       2,930
Chemicals and Petroleum                           1,395       1,455       1,465
Carter Holt Harvey                                1,675       1,605       1,505
Corporate and Intersegment Sales(a,b,c)          (1,195)     (1,432)     (1,026)
                                                -------     -------     -------
Net Sales                                       $28,180     $24,573     $23,979
                                                =======     =======     =======

Assets
--------------------------------------------------------------------------------
In millions                                       2000         1999        1998
--------------------------------------------------------------------------------
Printing Papers                                $11,692      $ 7,929      $ 8,213
Industrial and Consumer Packaging                8,187        7,316        7,389
Distribution                                     1,989        1,893        1,903
Forest Products                                  7,454        3,819        3,644
Chemicals and Petroleum                          1,056        1,531        1,614
Carter Holt Harvey(d)                            3,141        4,183        4,475
Corporate(c)                                     8,590        3,597        4,228
                                               -------      -------      -------
Assets                                         $42,109      $30,268      $31,466
                                               =======      =======      =======

Operating Profit(a)
--------------------------------------------------------------------------------
In millions                                       2000         1999        1998
--------------------------------------------------------------------------------
Printing Papers                                $   959        $ 254      $   178
Industrial and Consumer Packaging                  773          562          334
Distribution                                       120          105           86
Forest Products                                    602          724          622
Chemicals and Petroleum                            161          124          136
Carter Holt Harvey(e)                               71           39           20
Corporate(b)                                        26         --           --
                                               -------      -------      -------
Operating Profit                                 2,712        1,808        1,376
Interest expense, net                             (816)        (541)        (614)
Minority interest adjustment(e)                    108           74           57
Corporate items, net                              (312)        (336)        (237)(c)
Merger integration costs                           (54)        (255)        --
Restructuring and other charges                   (949)        (338)        (256)
Reversals of reserves no longer required            34           36           83
Gain on sale of business                          --           --             20
                                               -------      -------      -------
Earnings Before Income Taxes, Minority
  Interest and Extraordinary Items             $   723        $ 448        $ 429
                                               =======      =======      =======

                   Financial Information by Industry Segment and Geographic Area

Restructuring and Other Charges
--------------------------------------------------------------------------------
In millions                                           2000       1999       1998
--------------------------------------------------------------------------------
Printing Papers                                       $425       $ 55       $ 32
Industrial and Consumer Packaging                      290        114         46
Distribution                                            22         23         31
Forest Products                                         35         16         14
Chemicals and Petroleum                                 34         63          4
Carter Holt Harvey                                      10         27         18
Corporate(a)                                           133         40        111
                                                      ----       ----      -----
Restructuring and Other Charges                       $949       $338      $256
                                                      ====       ====      =====

Depreciation and Amortization
--------------------------------------------------------------------------------
In millions                                           2000       1999       1998
--------------------------------------------------------------------------------
Printing Papers(f)                                 $   635    $   556    $   535
Industrial and Consumer Packaging                      487        466        447
Distribution                                            35         32         25
Forest Products(f)                                     273        196        218
Chemicals and Petroleum                                 91         99        106
Carter Holt Harvey(f)                                  177        201        193
Corporate                                              218        115        136
                                                   -------    -------    -------
Depreciation and Amortization                      $ 1,916    $ 1,665    $ 1,660
                                                   =======    =======    =======

External Sales by Major Product
--------------------------------------------------------------------------------
In millions                                           2000       1999       1998
--------------------------------------------------------------------------------
Printing Papers                                    $ 7,210    $ 5,069    $ 5,475
Packaging                                            8,051      7,361      7,360
Distribution                                         7,275      6,926      6,235
Forest Products                                      4,226      3,759      3,430
Chemicals and Petroleum                              1,418      1,458      1,230
Corporate Sales(c)                                      --         --        249
                                                   -------    -------    -------
Net Sales                                          $28,180    $24,573    $23,979
                                                   =======    =======    =======

(a) Certain reclassifications and adjustments have been made to prior year amounts.

(b) Includes results of operations from Champion, which was acquired on June 20, 2000. Beginning on July 1, 2000, the results of the former Champion business have been included in the appropriate business segment.

(c) Includes results or assets, as applicable, from operations disposed of in 1998.

(d) Includes equity investments (in millions) of $16 in 2000, $876 in 1999 and $956 in 1998.

(e) Includes equity earnings (in millions) of $11 in 2000, $54 in 1999 and $20 in 1998. Half of these equity earnings amounts are in the Carter Holt Harvey segment and half are in the minority interest adjustment.

(f)  Includes cost of timber harvested.

Information by Geographic Area

Net Sales(g)
--------------------------------------------------------------------------------
In millions                                       2000         1999         1998
--------------------------------------------------------------------------------
United States(h)                               $22,131      $19,152      $18,682
Europe                                           3,353        3,257        3,251
Pacific Rim(i)                                   1,923        1,865        1,731
Americas, other than U.S.(k)                       773          299          315
                                               -------      -------      -------
Net Sales                                      $28,180      $24,573      $23,979
                                               =======      =======      =======

European Sales by Industry Segment
--------------------------------------------------------------------------------
In millions                                       2000         1999         1998
--------------------------------------------------------------------------------
Printing Papers                                $ 1,637      $ 1,514      $ 1,423
Industrial and Consumer Packaging                  736          750          772
Distribution                                       370          347          323
Forest Products                                    196          200          208
Chemicals and Petroleum                            414          446          465
Other Businesses(c)                                 --           --           60
                                               -------      -------      -------
European Sales                                 $ 3,353      $ 3,257      $ 3,251
                                               =======      =======      =======

Long-Lived Assets(j)
--------------------------------------------------------------------------------
In millions                                       2000         1999         1998
--------------------------------------------------------------------------------
United States                                  $17,026      $12,325      $13,149
Europe                                           1,213        1,888        2,101
Pacific Rim(i)                                   2,291        2,625        2,793
Americas, other than U.S.(k)                     1,313           77           74
Corporate                                          134          387          296
                                               -------      -------      -------
Long-Lived Assets                              $21,977      $17,302      $18,413
                                               =======      =======      =======

(g)  Net sales are attributed to countries based on location of seller.

(h) Export sales to unaffiliated customers (in billions) were $1.6 in 2000, and $1.5 in 1999 and 1998.

(i) Operations in New Zealand and Australia account for most of the Pacific Rim amounts.

(j) Long-Lived Assets includes Forestlands and Plants, Properties and Equipment, net.

(k) Increases in 2000 reflect operations in Brazil and Canada acquired with Champion.

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

    International Paper maintains a system of internal accounting controls designed to provide reasonable assurance that transactions are properly recorded and summarized so that reliable financial records and reports can be prepared and assets safeguarded. The internal controls system includes our long-standing policy on ethical business conduct and careful selection and training of supervisory and management personnel, appropriate delegation of authority and division of responsibility, dissemination of accounting and business policies throughout International Paper, and an extensive program of internal audits with management follow-up.

    The independent public accountants provide an objective, independent review of management's discharge of its responsibility for the fairness of our financial statements. They review our internal accounting controls and conduct tests of procedures and accounting records to enable them to form the opinion set forth in their report.

    The Board of Directors monitors management's administration of International Paper's financial and accounting policies and practices, and the preparation of these financial statements. The Audit and Finance Committee (Committee), which consists of five non-employee directors, meets regularly with representatives of management, the independent public accountants and the Internal Auditor to review their activities. The Committee has reviewed and discussed the consolidated financial statements for the year ended December 31, 2000 with management and the independent public accountants. The Committee's report recommending the inclusion of such financial statements in this Annual Report is set forth in our Proxy Statement.

    The independent public accountants and the Internal Auditor both have free access to the Committee and meet regularly with the Committee, with and without management representatives in attendance.


JOHN V. FARACI
John V. Faraci
Executive Vice President and Chief Financial Officer


Report of Independent Public Accountants

To the Shareholders of International Paper Company:

We have audited the accompanying consolidated balance sheets of International Paper Company (a New York corporation) and subsidiaries as of December 31, 2000 and 1999, and the related statements of earnings, common shareholders' equity and cash flows for each of the three years ended December 31, 2000. These financial statements are the responsibility of International Paper's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of Union Camp Corporation (a company acquired during 1999 in a transaction accounted for as a pooling-of-interests) prior to 1999. The Union Camp financial statements reflect total assets and total revenues of 16% and 19% in 1998 of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for that entity, is based solely on the report of the other auditors.

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

    In our opinion, based on our audits and the report of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of International Paper Company and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years ended December 31, 2000 in conformity with generally accepted accounting principles in the United States.


ARTHUR ANDERSEN LLP
ARTHUR ANDERSEN LLP
New York, N.Y.
February 13, 2001

Consolidated Statement of Earnings                           International Paper

--------------------------------------------------------------------------------------------------------------
In millions, except per share amounts, for the years ended December 31            2000        1999        1998
--------------------------------------------------------------------------------------------------------------
Net Sales                                                                      $28,180     $24,573     $23,979
                                                                               -------     -------     -------
Costs and Expenses

Cost of products sold                                                           20,082      17,960      17,758
Selling and administrative expenses                                              2,283       2,083       2,032
Depreciation and amortization                                                    1,916       1,665       1,660
Distribution expenses                                                            1,104       1,098       1,087
Taxes other than payroll and income taxes                                          287         226         231
Equity (earnings) losses from investment in Scitex                                --            (5)         15
Merger integration costs                                                            54         255        --
Restructuring and other charges                                                    949         338         256
                                                                               -------     -------     -------

Total Costs and Expenses                                                        26,675      23,620      23,039

Reversals of reserves no longer required                                            34          36          83
Gain on sale of business                                                          --          --            20
                                                                               -------     -------     -------
Earnings Before Interest, Income Taxes, Minority Interest
and Extraordinary Items                                                          1,539         989       1,043

Interest expense, net                                                              816         541         614
                                                                               -------     -------     -------
Earnings Before Income Taxes, Minority Interest
and Extraordinary Items                                                            723         448         429

Income tax provision                                                               117          86          95
Minority interest expense, net of taxes                                            238         163          87
                                                                               -------     -------     -------
Earnings Before Extraordinary Items                                                368         199         247
Impairment losses on businesses to be sold, net of taxes                          (541)       --          --
Net gain on sales of investments and businesses, net of taxes
   and minority interest                                                           315        --          --
Loss on extinguishment of debt, net of taxes                                      --           (16)       --
                                                                               -------     -------     -------
Net Earnings                                                                   $   142     $   183     $   247
                                                                               =======     =======     =======
Earnings Per Common Share--Before Extraordinary Items                          $  0.82     $  0.48     $  0.60
Earnings (Loss) Per Common Share--Extraordinary Items                            (0.50)      (0.04)       --
                                                                               -------     -------     -------
Earnings Per Common Share                                                      $  0.32     $  0.44     $  0.60
                                                                               =======     =======     =======
Earnings Per Common Share--Assuming Dilution                                   $  0.32     $  0.44     $  0.60
                                                                               =======     =======     =======

The accompanying notes are an integral part of these financial statements.

Consolidated Balance Sheet                                   International Paper

---------------------------------------------------------------------------------------------------------
In millions at December 31                                                              2000        1999
---------------------------------------------------------------------------------------------------------
Assets
Current Assets
  Cash and temporary investments                                                     $ 1,198     $   453
  Accounts and notes receivable, less allowances of $128 in 2000 and $106 in 1999      3,433       3,227
  Inventories                                                                          3,182       3,203
  Assets of businesses held for sale                                                   1,890          --
  Other current assets                                                                   752         358
                                                                                     -------     -------
Total Current Assets                                                                  10,455       7,241
                                                                                     -------     -------
Plants, Properties and Equipment, net                                                 16,011      14,381
Forestlands                                                                            5,966       2,921
Investments                                                                              269       1,044
Goodwill                                                                               6,310       2,596
Deferred Charges and Other Assets                                                      3,098       2,085
                                                                                     -------     -------
Total Assets                                                                         $42,109     $30,268
                                                                                     =======     =======
Liabilities and Common Shareholders' Equity
Current Liabilities
  Notes payable and current maturities of long-term debt                             $ 2,115     $   920
  Accounts payable                                                                     2,113       1,870
  Accrued payroll and benefits                                                           511         423
  Liabilities of businesses held for sale                                                541          --
  Other accrued liabilities                                                            2,133       1,169
                                                                                     -------     -------
Total Current Liabilities                                                              7,413       4,382
                                                                                     -------     -------
Long-Term Debt                                                                        12,648       7,520
Deferred Income Taxes                                                                  4,699       3,344
Other Liabilities                                                                      2,155       1,332
Minority Interest                                                                      1,355       1,581
International Paper-Obligated Mandatorily Redeemable Preferred Securities
  of Subsidiaries Holding International Paper Debentures--Note 8                       1,805       1,805
Commitments and Contingent Liabilities--Note 11
Common Shareholders' Equity
  Common stock, $1 par value, 2000--484.2 shares, 1999--414.6 shares                     484         415
  Paid-in capital                                                                      6,501       4,078
  Retained earnings                                                                    6,308       6,613
  Accumulated other comprehensive income (loss)                                       (1,142)       (739)
                                                                                     -------     -------
                                                                                      12,151      10,367
  Less: Common stock held in treasury, at cost, 2000--2.7 shares, 1999--1.2 shares       117          63
                                                                                     -------     -------
Total Common Shareholders' Equity                                                     12,034      10,304
                                                                                     -------     -------
Total Liabilities and Common Shareholders' Equity                                    $42,109     $30,268
                                                                                     =======     =======

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Cash Flows                         International Paper

----------------------------------------------------------------------------------------
In millions for the years ended December 31               2000       1999       1998
----------------------------------------------------------------------------------------
Operating Activities

Net earnings                                           $   142    $   183    $   247
Depreciation and amortization                            1,916      1,665      1,660
Deferred income tax provision (benefit)                   (323)      (208)       132
Payments related to restructuring and legal reserves      (233)      (191)       (82)
Payments related to mergers                                (58)      (172)         -
Merger integration costs                                    54        255          -
Restructuring and other charges                            949        338        256
Reversals of reserves no longer required                   (34)       (36)       (83)
Gains on sales of investments and businesses              (748)         -        (20)
Loss on extinguishment of debt                               -         26          -
Impairment losses on businesses to be sold                 833          -          -
Other, net                                                  78       (100)       (86)
Changes in current assets and liabilities
  Accounts and notes receivable                            (59)      (361)       152
  Inventories                                             (143)      (121)        51
  Accounts payable and accrued liabilities                  19        449       (113)
  Other                                                     37          1        (16)
                                                       -------    -------    -------
Cash Provided by Operations                              2,430      1,728      2,098
                                                       -------    -------    -------
Investment Activities

Invested in capital projects                            (1,352)    (1,139)    (1,322)
Mergers and acquisitions, net of cash acquired          (5,677)       (54)      (498)
Proceeds from divestitures                               2,116        119        523
Other                                                       (1)       (11)       (51)
                                                       -------    -------    -------
Cash Used for Investment Activities                     (4,914)    (1,085)    (1,348)
                                                       -------    -------    -------
Financing Activities

Issuance of common stock                                    25        246        115
Issuance of preferred securities by subsidiary               -          -      1,525
Issuance of debt                                         6,328      1,023        348
Reduction of debt                                       (2,770)    (1,563)    (2,213)
Change in bank overdrafts                                  118        102         68
Dividends paid                                            (447)      (418)      (431)
Other                                                      140        (96)       (63)
                                                       -------    -------    -------
Cash Provided by (Used for) Financing Activities         3,394       (706)      (651)
                                                       -------    -------    -------
Effect of Exchange Rate Changes on Cash                   (165)       (17)         1
                                                       -------    -------    -------
Change in Cash and Temporary Investments                   745        (80)       100
Cash and Temporary Investments
Beginning of the year                                      453        533        433
                                                       -------    -------    -------
End of the year                                        $ 1,198    $   453    $   533
                                                       =======    =======    =======

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Common                             International Paper
Shareholders'Equity

--------------------------------------------------------------------------------------------------------------------------------
                                                                                    Accumulated                            Total
                                         Common Stock Issued                          Other Com-    Treasury Stock        Common
In millions, except share amounts       --------------------    Paid-in  Retained     prehensive   ---------------- Shareholders'
in thousands                              Shares     Amount     Capital  Earnings  Income (Loss)   Shares    Amount       Equity
--------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1998                 408,174      $ 408     $ 3,659   $ 7,032     $  (415)        726    $   37    $ 10,647

Issuance of stock for acquisition          4,683          5         227      --          --          --        --           232
Issuance of stock for various plans          605          1          23      --          --        (2,694)     (128)        152
Repurchase of stock                         (277)        (1)        (13)     --          --         2,520       115        (129)
Cash dividends--Common stock
  ($1.05 per share)                         --         --          --        (431)       --          --        --          (431)
Comprehensive income (loss)
  Net earnings                              --         --          --         247        --          --        --           247
  Minimum pension liability adjustment
    (less tax benefit of $5)                --         --          --        --            (8)       --        --            (8)
  Change in cumulative foreign currency
    translation adjustment
    (less tax benefit of $2)                --         --          --        --            21        --        --            21
  Realized foreign currency translation
    adjustment related to divestitures
    (less tax benefit of $4)                --         --          --        --             7        --        --             7
                                                                                                                       --------
    Total comprehensive income                                                                                              267
                                         -------      -----     -------   -------     -------      ------    ------    --------
Balance, December 31, 1998               413,185        413       3,896     6,848        (395)        552        24      10,738

Issuance of stock for various plans        1,399          2         182      --          --        (1,866)      (87)        271
Repurchase of stock                         --         --          --        --          --         2,530       126        (126)
Cash dividends--Common stock
  ($1.01 per share)                         --         --          --        (418)       --          --        --          (418)
Comprehensive income (loss)
  Net earnings                              --         --          --         183        --          --        --           183
  Minimum pension liability adjustment
    (less tax expense of $1)                --         --          --        --             2        --        --             2
  Change in cumulative foreign currency
    translation adjustment
    (less tax expense of $31)               --         --          --        --          (346)       --        --          (346)
                                                                                                                       --------
    Total comprehensive (loss)                                                                                             (161)
                                         -------      -----     -------   -------     -------      ------    ------    --------
Balance, December 31, 1999               414,584        415       4,078     6,613        (739)      1,216        63      10,304
Issuance of stock for acquisition         68,706         69       2,360      --          --          --        --         2,429
Issuance of stock for various plans          870       --            63      --          --          (236)      (12)         75
Repurchase of stock                         --         --          --        --          --         1,710        66         (66)
Cash dividends--Common stock
  ($1.00 per share)                         --         --          --        (447)       --          --        --          (447)
Comprehensive income (loss)
  Net earnings                              --         --          --         142        --          --        --           142
  Minimum pension liability adjustment
    (less tax benefit of $13)               --         --          --        --           (23)       --        --           (23)
  Change in cumulative foreign currency
    translation adjustment
    (less tax expense of $123)              --         --          --        --          (380)       --        --          (380)
                                                                                                                       --------
    Total comprehensive (loss)                                                                                             (261)
                                         -------      -----     -------   -------     -------      ------    ------    --------
Balance, December 31, 2000               484,160      $ 484     $ 6,501   $ 6,308     $(1,142)      2,690   $   117    $ 12,034
                                         =======      =====     =======   =======     =======      ======   =======    ========

The cumulative foreign currency translation adjustment (in millions) was $(1,113), $(733) and $(387) at December 31, 2000, 1999 and 1998, respectively, and is included as a component of accumulated other comprehensive income (loss).

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements

1 Summary of Significant Accounting Policies
--------------------------------------------------------------------------------

Nature of Our Business

International Paper is a global forest products, paper and packaging company that is complemented by an extensive distribution system, with primary markets and manufacturing operations in the U.S., Canada, Europe, the Pacific Rim and South America. Substantially all of our businesses have experienced, and are likely to continue to experience, cycles relating to available industry capacity and general economic conditions. For a further discussion of our business, see pages 6 through 29 of management's discussion and analysis of financial condition and results of operations.

Financial Statements

The preparation of these financial statements in conformity with U.S. generally accepted accounting principles requires the use of management's estimates. For a further discussion of significant estimates and assumptions that affect the reported amounts of assets and liabilities, results of operations, and disclosure of contingent assets and liabilities, see the legal and environmental issues section beginning on page 24. Actual future results could differ from management's estimates. See page 29 for a description of factors which could cause future results to differ from management's estimates.

     On June 20, 2000, International Paper acquired Champion International Corporation (Champion) in a transaction accounted for as a purchase. The accompanying financial statements include Champion's results of operations from the date of acquisition.

     On April 30, 1999, International Paper completed the merger with Union Camp Corporation (Union Camp) in a transaction accounted for as a pooling-of-interests. The accompanying financial statements include the financial position and results of operations for both Union Camp and International Paper for all periods presented.

Revenue Recognition

Revenues are recognized when goods are shipped except for export and timberland sales. Export sales revenue is recognized at the point title passes, generally at the destination port. Timberland sales revenue is recognized when title and risk of loss pass to the buyer.

Shipping and Handling Costs

Shipping and handling costs, such as freight to our customers' destinations, are included in distribution expenses in the consolidated statement of earnings. These costs when included in the sales price charged for our products are recognized in net sales.

Consolidation

The consolidated financial statements include the accounts of International Paper and its subsidiaries. Minority interest represents minority shareholders' proportionate share of the equity in several of our consolidated subsidiaries, primarily Carter Holt Harvey Limited, Zanders Feinpapiere AG (Zanders), Georgetown Equipment Leasing Associates, L.P., Trout Creek Equipment Leasing, L.P. and, prior to its sale in 2000, Bush Boake Allen. International Paper sold its interest in Zanders in January 2001. All significant intercompany balances and transactions are eliminated.

     Investments in affiliated companies are accounted for by the equity method, including companies owned 20% to 50% and our 13% investment in Scitex Corporation, Ltd. prior to its sale in 2000. International Paper's share of affiliates' earnings is included in the consolidated statement of earnings.

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

Plants, Properties and Equipment

Plants, properties and equipment are stated at cost, less accumulated depreciation. Expenditures for betterments are capitalized whereas normal repairs and maintenance are expensed as incurred. For financial reporting purposes, the units-of-production method of depreciation is used for major pulp and

Notes to Consolidated Financial Statements


paper mills and certain wood products facilities and the straight-line method for other plants and equipment. Annual straight-line depreciation rates are buildings, 2 1/2% to 8 1/2%, and machinery and equipment, 5% to 33%. For tax purposes, depreciation is computed using accelerated methods.

     Interest costs related to the development of certain long-term assets are capitalized and amortized over the related assets' estimated useful lives. Capitalized net interest costs were $25 million in 2000, $29 million in 1999 and $53 million in 1998. Interest payments made during 2000, 1999 and 1998 were $816 million, $594 million and $766 million, respectively. Total interest expense was $938 million in 2000, $611 million in 1999 and $706 million in 1998.

Forestlands

At December 31, 2000, International Paper and its subsidiaries controlled about 12 million acres of forestlands in the U.S., 1.5 million acres in Brazil, 820,000 acres in New Zealand, and had, through licenses and forest management agreements, harvesting rights on government-owned timberlands in Canada. Forestlands include owned property as well as certain timber harvesting rights with terms of one or more years, and are stated at cost, less cost of timber harvested. Costs attributable to timber are charged against income as trees are cut. The rate charged is determined annually based on the relationship of incurred costs to estimated current volume. Cost of timber harvested is included in depreciation and amortization in the consolidated statement of earnings.

Goodwill

Goodwill, the cost in excess of assigned value of businesses acquired, is amortized over its estimated period of benefit on a straight-line basis, not to exceed 40 years. Accumulated amortization was $574 million and $487 million at December 31, 2000 and 1999, respectively. Goodwill amortization expense is included in depreciation and amortization in the consolidated statement of earnings.

Impairment of Long-Lived Assets

Long-lived assets, including allocated goodwill, are reviewed for impairment upon the occurrence of events or changes in circumstances that indicate the carrying value of the assets may not be recoverable, as measured by comparing their net book value to the estimated future cash flows generated by their use. Impaired assets are recorded at the lesser of their carrying value or fair market value as determined by their expected future discounted cash flows.

     Enterprise-level goodwill is periodically reviewed for impairment by comparing expected undiscounted cash flows to the carrying value of goodwill. Enterprise-level goodwill would be written down to fair market value if it were impaired.

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

                                      Notes to Consolidated Financial Statements

2 Earnings Per Common Share
--------------------------------------------------------------------------------

Earnings per common share before extraordinary items is computed by dividing earnings before extraordinary items by the weighted average number of common shares outstanding. Earnings per common share before extraordinary items, assuming dilution, is computed assuming that all potentially dilutive securities were converted into common shares at the beginning of each year. A reconciliation of the amounts included in the computation of earnings per common share before extraordinary items and earnings per common share before extraordinary items, assuming dilution, is as follows:

--------------------------------------------------------------------------------
In millions                                   2000          1999          1998
--------------------------------------------------------------------------------
Earnings before extraordinary items          $ 368         $ 199         $ 247
Effect of dilutive securities
  Preferred securities of subsidiary trust       -             -             -
                                             -----         -----         -----
Earnings before extraordinary items--
  assuming dilution                          $ 368         $ 199         $ 247
                                             =====         =====         =====
Average common shares outstanding            449.6         413.0         411.0
Effect of dilutive securities
  Long-term incentive plan
    deferred compensation                        -             -             -
  Stock options                                0.4           3.1           3.2
  Preferred securities of subsidiary trust       -             -             -
                                             -----         -----         -----
Average common shares outstanding--
  assuming dilution                          450.0         416.1         414.2
                                             =====         =====         =====
Earnings per common share before
  extraordinary items                        $0.82         $0.48         $0.60
                                             =====         =====         =====
Earnings per common share before
  extraordinary items--assuming dilution     $0.82         $0.48         $0.60
                                             =====         =====         =====

Note: If an amount does not appear in the above table, the security was antidilutive for the period presented.

3 Industry Segment Information
--------------------------------------------------------------------------------

Financial information by industry segment and geographic area for 2000, 1999 and 1998 is presented on pages 30 and 31.

4 Recent Accounting Developments
--------------------------------------------------------------------------------

In June 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," an amendment to SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 established accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured by its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met.

     International Paper will adopt SFAS No. 133 (as amended by SFAS No. 138) as of January 1, 2001. We estimate that adoption will require a one-time, non-cash charge before taxes and minority interest of approximately $23 million ($14 million after taxes and minority interest), which will be recorded as a cumulative change in accounting method.

5 Mergers, Acquisitions and Divestitures
--------------------------------------------------------------------------------

On June 20, 2000, International Paper completed the previously announced acquisition of Champion, a leading manufacturer of paper for business communications, commercial printing and publications with significant market pulp, plywood and lumber manufacturing operations. Champion shareholders received $50 in cash and $25 worth of International Paper common stock for each Champion share. The acquisition was completed for approximately $5 billion in cash and 68.7 million shares of International Paper common stock with a market value of $2.4 billion. Approximately $2.8 billion of Champion debt was assumed.

     On March 31, 2000, we acquired Shorewood Packaging Corporation (Shorewood), a leader in the manufacture of premium retail packaging, for approximately $640 million in cash and the assumption of $280 million of debt.

     On April 28, 2000, Carter Holt Harvey purchased CSR Limited's (CSR) medium density fiberboard and particleboard businesses and its Oberon sawmill for approximately $200 million in cash.

Notes to Consolidated Financial Statements


     The Champion, Shorewood and CSR acquisitions were accounted for using the purchase method. Their results of operations are included in International Paper's consolidated statement of earnings from their respective dates of acquisition. The accompanying consolidated balance sheet as of December 31, 2000 reflects preliminary purchase price allocations for Champion, Shorewood and CSR to the fair value of the assets and liabilities acquired.

     The following table presents unaudited pro forma financial information that reflects the combined results of operations of International Paper, Champion and Shorewood as if the acquisitions had occurred as of the beginning of each of the respective periods. This pro forma information does not necessarily reflect the actual results that would have occurred, nor is it necessarily indicative of future results of operations of the combined companies.

--------------------------------------------------------------------------------
In millions, except per share amounts,
for the twelve months ended December 31,                2000           1999
--------------------------------------------------------------------------------
Net sales                                            $31,050        $30,549
Earnings before extraordinary items                      304            169
Net earnings                                              78            149
Earnings per common share before
  extraordinary items                                   0.63           0.35
Earnings per common share                               0.16           0.31

     International Paper announced a divestment program in connection with the Champion acquisition that it now estimates will generate gross proceeds of approximately $5 billion by the end of 2001. As of March 1, 2001, about $1.2 billion of proceeds have been realized under the program, primarily from the dispositions of Bush Boake Allen, the oil and gas interests, Zanders and the former Champion headquarters building. It is possible that additional charges will be required in 2001 as specific businesses are identified for sale. See
Note 7-Businesses Held for Sale for information related to the planned sales under this program.

     The merger with Union Camp was completed on April 30, 1999. Union Camp shareholders received 1.4852 International Paper common shares for each Union Camp share held. The total value of the transaction, including the assumption of debt, was approximately $7.9 billion. International Paper issued 110 million shares for 74 million Union Camp shares, including options. The merger was accounted for as a pooling-of-interests.

     Also in April 1999, Carter Holt Harvey acquired the corrugated packaging business of Stone Australia, a subsidiary of Smurfit-Stone Container Corporation. The business consists of two sites in Melbourne and Sydney that serve industrial and primary produce customers.

     During 1998, International Paper acquired the Zellerbach distribution business from the Mead Corporation for $261 million in cash, Weston Paper and Manufacturing Company through the exchange of 4.7 million International Paper common shares valued at $232 million, and Svetogorsk AO, a Russia-based pulp and paper business. Carter Holt Harvey and International Paper jointly acquired Marinetti S.A.'s paper cup division based in Chile, and Australia-based Continental Cup. Carter Holt Harvey separately acquired Riverwood International, an Australia-based folding carton business. International Paper also entered into a joint venture with Olmuksa in Turkey to manufacture containerboard and corrugated boxes. Finally, a wholly owned subsidiary of International Paper purchased all of the publicly traded Class A depository units of IP Timberlands, Ltd. for $100 million in cash.

     All of the above acquisitions were accounted for using the purchase method, with the exception of the Union Camp acquisition, which was accounted for as a pooling-of-interests. The operating results of those acquisitions accounted for under the purchase method have been included in the consolidated statement of earnings from the dates of acquisition.

     In November 2000, International Paper sold its interest in Bush Boake Allen, for $640 million, resulting in an extraordinary gain of $183 million after taxes and minority interest. This transaction was completed as part of the asset sale program. Bush Boake Allen, which had been included in the Chemicals and Petroleum segment, contributed sales of $425 million, $500 million and $485 million and operating earnings of $31 million, $28 million and $37 million for each of the three years ended December 31, 2000, 1999 and 1998, respectively.

     In January 2000, International Paper sold its equity interest in Scitex for $79 million, and Carter Holt Harvey sold its equity interest in Compania de Petroleos de Chile (COPEC) for just over $1.2 billion. These sales resulted in a combined extraordinary gain of $134 million after taxes and minority interest. The gains on these sales are recorded as extraordinary items pursuant to the pooling-of-interests rules.

                                      Notes to Consolidated Financial Statements


6 Special Items Including Restructuring and
  Business Improvement Actions
--------------------------------------------------------------------------------

2000: Special items reduced 2000 net earnings by $601 million, 1999 net earnings by $352 million and 1998 net earnings by $98 million. The following table and discussion presents the impact of special items for 2000:

-------------------------------------------------------------------------------
In millions                                              2000
-------------------------------------------------------------------------------
                                           Earnings                   Earnings
                                             (Loss)                     (Loss)
                                      Before Income               After Income
                                          Taxes and                  Taxes and
                                           Minority                   Minority
                                           Interest                   Interest
-------------------------------------------------------------------------------
Before special and extraordinary items       $1,692                     $  969
Merger-related expenses                         (54)                       (33)
Restructuring and other charges                (824)                      (509)
Provision for legal reserves                   (125)                       (80)
Reversals of reserves no longer required         34                         21
                                             ------                     ------
After special items                          $  723                     $  368
                                             ======                     ======

     During 2000, special charges before taxes and minority interest of $969 million ($601 million after taxes and minority interest) were recorded. These special items included a $54 million pre-tax charge ($33 million after taxes) for merger-related expenses, an $824 million charge before taxes and minority interest ($509 million after taxes and minority interest) for asset shutdowns of excess internal capacity and cost reduction actions, a $125 million pre-tax charge ($80 million after taxes) for additional Masonite legal reserves and a $34 million pre-tax credit ($21 million after taxes) for the reversals of reserves no longer required. A further discussion of the Masonite legal reserves, can be found in Note 11-Commitments and Contingent Liabilities.

     The merger-related expenses of $54 million consisted primarily of travel, systems integration, employee retention, and other one-time cash costs related to the Champion acquisition and Union Camp merger.

     The $824 million charge for the asset shutdowns of excess internal capacity and cost reduction actions consisted of a $71 million charge in the second quarter of 2000 and a $753 million charge in the fourth quarter of 2000.

     The second quarter charge of $71 million consisted of $40 million of asset write-downs and $31 million of severance and other charges. The following table and discussion presents additional detail related to this charge:

--------------------------------------------------------------------------------
                                             Asset     Severance
In millions                            Write-downs     and Other        Total
--------------------------------------------------------------------------------
Printing Papers             (a)               $22            $ 7          $29
Consumer Packaging          (b)                 7              9           16
Industrial Papers           (c)                 9              4           13
Other                       (d)                 2             11           13
                                              ---            ---          ---
                                              $40            $31          $71
                                              ===            ===          ===

(a) The Printing Papers business shut down the Millers Falls, Massachusetts mill in August 2000 due to excess internal capacity. Charges associated with the shutdown included $22 million to write down the assets to their estimated fair market value of zero, $2 million of severance costs covering the termination of 119 employees, and other exit costs of $3 million. The Millers Falls mill had revenues of $33 million, $39 million and $44 million in 2000, 1999 and 1998, respectively. The mill had no operating income in 2000 and operating income of $3 million in both 1999 and 1998. At December 31, 2000, all 119 employees had been terminated.

          Also, a severance charge of $2 million was recorded covering the elimination of 108 salaried positions at the Franklin, Virginia mill in a continuing effort to improve its cost effectiveness and long-term competitive position. At December 31, 2000, 103 employees had been terminated.

(b) The Consumer Packaging business implemented a plan to reduce excess internal capacity and streamline administrative functions at several of its locations as a result of the Shorewood acquisition. As a result, the Richmond, Virginia facility was shut down in June 2000. Charges associated with this shutdown included $6 million to write down assets to their fair market value of zero, $2 million of severance costs covering the termination of 126 employees, and other exit costs of $1 million. This facility had revenues of $8 million, $23 million and $37 million in 2000, 1999 and 1998, respectively. The Richmond facility had operating losses of $2 million and $1 million in 2000 and 1999, respectively, and operating income of $3 million in 1998. At December 31, 2000, 125 employees had been terminated.

Notes to Consolidated Financial Statements

          Management also permanently idled the lithographic department of the Clinton, Iowa facility. This action will allow the Retail Packaging business to better focus its resources for further profit improvement. Related charges included $1 million of asset write-downs, $3 million of severance costs covering the termination of 187 employees, and $2 million of other exit costs. At December 31, 2000, 151 employees had been terminated.

          A severance reserve of $1 million was also established to streamline the Consumer Packaging business. This reserve covers the termination of 17 employees. At December 31, 2000, all 17 employees had been terminated.

(c) Industrial Papers shut down the Knoxville, Tennessee converting facility in December 2000 to reduce excess internal capacity. Assets were written down $9 million to their estimated fair market value and a severance charge of $1 million was recorded to terminate 120 employees. Other exit costs totaled $3 million. The Knoxville facility had revenues of $46 million, $62 million and $56 million in 2000, 1999 and 1998, respectively. This facility had operating income of $2 million in 2000 and 1999, and an operating loss of $2 million in 1998. At December 31, 2000, the head count had been reduced by 106 employees.

(d) Other includes $8 million related to Industrial Packaging, primarily for the shutdown of the Tupelo, Mississippi sheet plant. The Industrial Packaging charge included $2 million of asset write-offs, $5 million of severance costs covering the termination of 221 employees and $1 million of other cash costs. At December 31, 2000, 212 employees had been terminated.

          Other also includes $5 million related to the indefinite shutdown of Carter Holt Harvey's Mataura paper mill. This charge included $3 million of severance costs covering the termination of 158 employees and $2 million of other cash costs. At December 31, 2000, all 158 employees had been terminated.

     The fourth quarter charge of $753 million consisted of $536 million of asset write-downs and $217 million of severance and other charges. The following table and discussion presents additional detail related to this charge:

--------------------------------------------------------------------------------
                                           Asset      Severance
In millions                          Write-downs      and Other       Total
--------------------------------------------------------------------------------
Printing Papers             (a)            $293           $103        $396
Consumer Packaging          (b)              86              7          93
Industrial Packaging        (c)             114             46         160
Chemicals and Petroleum     (d)              16             18          34
Forest Products             (e)              15             20          35
Distribution                (f)               3             19          22
Carter Holt Harvey          (g)               1              4           5
Other                       (h)               8              -           8
                                           ----           ----        ----
                                           $536           $217        $753
                                           ====           ====        ====

(a) The Printing Papers business announced the indefinite closure of the Mobile, Alabama mill and permanent closure of the Lock Haven, Pennsylvania mill. The announcement was in conjunction with the business's plan to realign and rationalize papermaking capacity to benefit future operations. Charges associated with the Mobile shutdown included $223 million to write assets down to their salvage value, $31 million of severance costs covering the termination of 760 employees, and other exit costs of $41 million. The Mobile mill had revenues of $274 million, $287 million and $258 million in 2000, 1999 and 1998, respectively. This mill had operating earnings of $34 million and $8 million in 2000 and 1999, respectively, and an operating loss of $43 million in 1998. Charges associated with the Lock Haven shutdown included $70 million to write the assets down to their salvage value, $16 million of severance costs covering the termination of 589 employees, and other exit costs of $15 million. The Lock Haven mill had revenues of $267 million in 2000 and $225 million in each of 1999 and 1998. This mill had an operating loss of $21 million in 2000, and operating earnings of $12 million and $27 million in 1999 and 1998, respectively.

(b) The Consumer Packaging business announced shutdowns of the beverage packaging converting plant in Jamaica and the packaging facility in Cincinnati, Ohio. Production at the Jamaica plant was moved to Venezuela to increase plant utilization. The Cincinnati facility was closed in order to better align our manufacturing system with customer demand. Charges associated with these shutdowns included $6 million of asset write-downs, $5 million of

                                      Notes to Consolidated Financial Statements


      severance costs covering the termination of 239 employees, and other exit costs of $2 million. The Consumer Packaging charge also included an $80 million asset impairment due to continuing losses in its aseptic business. The aseptic assets were written down to their estimated fair market value based on expected future discounted cash flows.

(c) The Industrial Packaging business charge of $160 million is related to the closure of the Camden, Arkansas mill, the shutdown of the Pedemonte, Italy container plant and the write-down of the Walsum No. 10 paper machine. The Camden mill, which produced unbleached kraft and multi-wall paper, was closed due to the declining kraft paper market, excess internal capacity and shrinking customer demand. The mill's assets were written down $102 million to their salvage value, and severance costs of $24 million were recorded to cover the termination of 613 employees. Other exit costs totaled $15 million. The Camden mill had revenues of $151 million, $162 million and $153 million and operating earnings of $14 million, $22 million and $18 million in 2000, 1999 and 1998, respectively. Charges associated with the Pedemonte plant shutdown included $2 million of asset write-downs, $3 million of severance costs covering the termination of 83 employees, and $4 million of other exit costs. The Pedemonte plant had revenues of $9 million, $11 million and $15 million in 2000, 1999 and 1998, respectively. This plant had operating losses of $2 million in 2000 and 1999 and $1 million in 1998. The business also wrote down the Walsum No. 10 paper machine acquired in the Union Camp merger by $10 million to its estimated fair market value.

(d) The Chemicals and Petroleum business charge of $34 million was related to the announced closure of the Oakdale, Louisiana plant. This is part of the business's Asset Rationalization Program to increase earnings, improve plant efficiencies and reduce excess internal capacity. A portion of the facility was shut down at the end of 2000, with the remainder to be closed by the end of 2001. The charge included $16 million to write the assets down to their estimated fair market value of zero, $1 million of severance costs covering the termination of 61 employees, and $17 million of other exit costs. The Oakdale plant had revenues of $31 million, $30 million and $32 million and operating earnings of $3 million, zero and $6 million in 2000, 1999 and 1998, respectively.

(e) The Forest Products business charge of $35 million was primarily related to the announced shutdown of the Washington, Georgia lumber mill and restructuring costs associated with the Mobile mill closure. The Washington lumber mill will be closed due to unfavorable market conditions and excess internal capacity. The mill had revenues of $54 million, $66 million and $62 million in 2000, 1999 and 1998, respectively. This facility had an operating loss of $6 million in 2000, operating income of $2 million in 1999, and an operating loss of $3 million in 1998. The total Forest Products business charge included $15 million of asset write-downs, $7 million of severance costs covering the termination of 264 employees, and $13 million of other exit costs.

(f) xpedx, our distribution business, implemented a restructuring plan to consolidate duplicate facilities, eliminate excess internal capacity and increase productivity. The $22 million charge associated with this plan included $3 million of asset write-downs, $15 million of severance costs covering the termination of 433 employees, and $4 million of other cash costs.

(g) The Carter Holt Harvey charge of $5 million is related to cost reduction actions primarily associated with the tissue and packaging businesses. This charge included $1 million of asset write-downs and $4 million of severance covering the termination of 145 employees.

(h) This $8 million charge relates to the write-down of our investment in PaperExchange.com, an online provider of e-commerce for the paper industry, to its estimated fair market value.

   Also, a pre-tax credit of $28 million was recorded for excess 1999 second and fourth quarter restructuring reserves no longer required, and a pre-tax credit of $6 million was recorded for excess Union Camp merger-related termination benefits reserves no longer required.

Notes to Consolidated Financial Statements

The following table presents a roll forward of the severance and other costs included in the 2000 restructuring plans:

--------------------------------------------------------------------------------
                                                                       Severance
In millions                                                            and Other
--------------------------------------------------------------------------------
Opening Balance (second quarter 2000)                                   $ 31
Additions (fourth quarter 2000)                                          217
2000 Activity
  Cash charges                                                           (19)
                                                                        ----
Balance, December 31, 2000                                              $229
                                                                        ====

    The severance charges recorded in the second and fourth quarters of 2000 related to 4,243 employees. As of December 31, 2000, 991 employees had been terminated.

1999: The following table and discussion presents the impact of special items for 1999:

--------------------------------------------------------------------------------
In millions                                                       1999
--------------------------------------------------------------------------------
                                                         Earnings       Earnings
                                                           (Loss)         (Loss)
                                                    Before Income   After Income
                                                        Taxes and      Taxes and
                                                         Minority       Minority
                                                         Interest       Interest
--------------------------------------------------------------------------------
Before special and extraordinary items                     $1,005          $ 551
Union Camp merger-related termination benefits               (148)           (97)
Merger-related expenses                                      (107)           (78)
Restructuring and other charges                              (298)          (180)
Environmental remediation charge                              (10)            (6)
Provision for legal reserves                                  (30)           (18)
Reversals of reserves no longer required                       36             27
                                                            -----          -----
After special items                                         $ 448          $ 199
                                                            =====          =====

    During 1999, special charges before taxes and minority interest of $557 million ($352 million after taxes and minority interest) were recorded. These special items included a $148 million pre-tax charge ($97 million after taxes) for Union Camp merger-related termination benefits, a $107 million pre-tax charge ($78 million after taxes) for merger-related expenses, a $298 million charge before taxes and minority interest ($180 million after taxes and minority interest) for asset shutdowns of excess internal capacity and cost reduction actions, a $10 million pre-tax charge ($6 million after taxes) to increase existing environmental remediation reserves related to certain former Union Camp facilities, a $30 million pre-tax charge ($18 million after taxes) to increase existing legal reserves, and a $36 million pre-tax credit ($27 million after taxes) for the reversals of reserves that were no longer required.

    The merger-related expenses of $107 million consisted of $49 million of merger costs and $58 million of post-merger expenses. The merger costs were primarily investment banker, consulting, legal and accounting fees. Post-merger integration expenses included costs related to employee retention, such as stay bonuses, and other cash costs related to the integration of Union Camp.

    The Union Camp merger-related termination benefits charge related to employees terminating after the effective date of the merger under an integration benefits program. Under this program, 1,218 employees of the combined company were originally identified for termination. An additional 346 employees left the company after the merger was announced, but were not eligible for benefits under the integration benefits program completed in the third quarter of 2000. Benefits payable under this program for certain senior executives and managers were paid from the general assets of International Paper. Benefits for remaining employees were primarily paid from plan assets of our qualified pension plan. In total, 1,062 employees were terminated. Related cash payments approximated $71 million (including payments related to our nonqualified pension plans). The remainder of the costs incurred primarily represented an increase in the projected benefit obligation of our qualified pension plan. Upon termination of the program in the third quarter of 2000, $6 million of the original reserve of $148 million was reversed to income.

    The following table is a roll forward of the Union Camp merger-related termination benefits charge:

--------------------------------------------------------------------------------
                                                                     Termination
Dollars in millions                                                     Benefits
--------------------------------------------------------------------------------
Special charge (1,218 employees)                                           $ 148
1999 incurred costs (787 employees)                                         (116)
2000 incurred costs (275 employees)                                          (26)
Reversal of reserve no longer required                                        (6)
                                                                           -----
Balance, December 31, 2000                                                 $ --
                                                                           =====

Note: Benefit costs are treated as incurred on the termination date of the employee.

    The $298 million charge for asset shutdowns of excess internal capacity consisted of a $113 million charge in the second quarter of 1999 and a $185 million charge in the fourth quarter of 1999.

                                      Notes to Consolidated Financial Statements

    The second quarter $113 million charge for the asset shutdowns of excess internal capacity and cost reduction actions included $57 million of asset write-downs and $56 million of severance and other charges. The following table and discussion presents additional detail related to this charge:

------------------------------------------------------------------------------
                                            Asset     Severance
In millions                           Write-downs      and Other        Total
------------------------------------------------------------------------------
Printing Papers                 (a)           $ 6           $27          $ 33
European Papers                 (b)             3             7            10
Consumer Packaging              (c)            19            12            31
Industrial Packaging            (d)            12           --             12
Chemicals and Petroleum         (e)            10             3            13
Industrial Papers               (f)             7             7            14
                                              ---           ---          ----
                                              $57           $56          $113
                                              ===           ===          ====

(a) International Paper recorded a charge of $24 million for severance related to the second phase of the Printing Papers business plan to improve the cost position of its mills. The charge, pursuant to an ongoing severance program, covered a reduction of approximately 289 employees at several mills in the U.S. At December 31, 2000, 258 employees had been terminated.

        Also, management approved a decision to permanently shut down the Hudson River mill No. 4 paper machine located in Corinth, New York and the No. 2 paper machine at the Franklin, Virginia mill due to excess internal capacity. Both machines have now been shut down. The machines were written down by $6 million to their estimated fair market value of zero. Severance costs of $3 million were recorded to cover the termination of 147 employees. At December 31, 2000, 142 employees had been terminated.

(b) The charge for European Papers, which covered the shutdown of two mills, consisted of $3 million in asset write-downs, $6 million in severance costs and $1 million of other exit costs. The Lana mill in Docelles, France was shut down due to excess internal capacity. The Lana mill produced high-end uncoated specialty paper that was shifted to the La Robertsau mill in Strasbourg, France. The mill's fixed assets were written down $3 million to their estimated fair market value of zero. Costs of $1 million related to the site closure and severance of $4 million related to the termination of 42 employees were also recorded. The Lana mill had revenues of $12 million and an operating loss of $2 million for the year ended December 31, 1999. At December 31, 2000, all 42 employees had been terminated.

        The Corimex coating plant in Clermont-Ferrand, France was shut down in April 1999. The assets at this plant had been considered to be impaired in 1997 and were written down at that time because of a decline in the market for thermal fax paper. A $2 million severance charge was recorded during the second quarter of 1999 to cover the costs of terminating 81 employees. Corimex had revenues of $6 million and an operating loss of $3 million for the year ended December 31, 1999. At December 31, 2000, all 81 employees had been terminated.


(c) The Consumer Packaging business implemented a plan to improve the overall performance of the Moss Point, Mississippi mill. Included in this plan was the shutdown of the No. 3 paper machine, which produced labels. This production was transferred to the Hudson River mill. The machine was written down $6 million to its estimated fair market value of zero. Severance costs including, but not limited to, employees associated with the No. 3 machine totaled $10 million and covered the elimination of 360 positions. At December 31, 2000, 331 employees had been terminated.

        Consumer Packaging also shut down the Beverage Packaging facility in Itu, Brazil in an effort to reduce excess internal capacity in Latin America. The related assets were written down $13 million to their estimated fair market value of zero, and a severance charge of $1 million covering the elimination of 29 positions was recorded. Other exit costs totaled $1 million. At December 31, 2000, 27 employees had been terminated.

(d) With the merger of Union Camp, International Paper negotiated the resolution of contractual commitments related to an Industrial Packaging investment in Turkey. As a result of these negotiations and evaluation of this entity, it was determined that the investment was impaired. A $12 million charge was recorded to reflect this impairment and the related costs of resolving the contractual commitments.

(e) As a result of an overall reduction in demand for dissolving pulp, a decision was made to downsize the Natchez, Mississippi mill. Charges associated with capacity reduction totaled $10 million and included the shutdown of several pieces of equipment. A severance charge of $3 million was recorded to eliminate 89 positions. At December 31, 2000, all 89 employees had been terminated.

Notes to Consolidated Financial Statements

(f) The Industrial Papers business implemented a plan to reduce excess internal capacity at several of its locations. The Toronto, Canada plant was closed. Equipment at the Kaukauna, Wisconsin, Knoxville, Tennessee and Menasha, Wisconsin facilities was taken out of service. The total amount related to the write-down of these assets was $7 million. Severance costs related to these shutdowns were $5 million, based on a personnel reduction of 81 employees. Other exit costs totaled $2 million. At December 31, 2000, 73 employees had been terminated.

   The $185 million fourth quarter charge for shutdowns of excess internal capacity and cost reduction actions included $92 million of asset write-downs and $93 million of severance and other charges. The following table and discussion presents additional detail related to this charge:

----------------------------------------------------------------------
                                     Asset    Severance
In millions                    Write-downs    and Other         Total
----------------------------------------------------------------------
Printing Papers           (a)          $ 7          $ 5         $ 12
Consumer Packaging        (b)           14           22           36
Industrial Packaging      (c)            7           14           21
Chemicals and Petroleum   (d)           30           20           50
Building Materials        (e)           10            6           16
Distribution              (f)            6           17           23
Carter Holt Harvey        (g)           18            9           27
                                       ---          ---         ----
                                       $92          $93         $185
                                       ===          ===         ====

(a) The Printing Papers charge encompassed a $2 million severance charge related to a production curtailment at the Erie, Pennsylvania mill due to lower demand, a $3 million write-off of deferred software costs as the result of a decision to discontinue the installation of a Union Camp order entry system, and a $7 million impairment of our investment in the Otis Hydroelectric plant. In November 1999, the Erie mill changed from a seven-day, four-crew schedule to a three-crew schedule in order to balance operating capacity with sales demand. This production curtailment resulted in the termination of 99 employees. At December 31, 2000, all 99 employees had been terminated. We wrote down our investment in the Otis Hydroelectric partnership to the approximate fair market value of the investment based upon our offer to acquire the other partner's interest.

(b) The Consumer Packaging charge of $36 million was related to the shutdown of facilities, capacity optimization and a deferred software write-off. The Philadelphia, Pennsylvania plant was shut down in June 2000 and the Edmonton, Alberta plant was shut down in April 2000. Charges associated with these shutdowns included $7 million of asset write-downs, $1 million of severance costs covering the termination of 194 employees, and other exit costs of $5 million. At December 31, 2000, all 194 employees had been terminated. Charges related to eliminating excess internal capacity included $7 million of asset write-downs and a severance charge of $11 million for the termination of 512 employees. The capacity reductions related to the aseptic and flexible packaging businesses. At December 31, 2000, 381 employees had been terminated. The business also discontinued the implementation of a Union Camp order management system. The write-off of deferred software costs related to this system was $5 million.

(c) The Industrial Packaging business shut down the following plants and shifted production to other facilities: the Terre Haute, Indiana box plant; the Northlake, Illinois box plant; the Columbia, Tennessee sheet plant; and the Montgomery, Alabama sheet plant. The design center in Spartanburg, South Carolina was also closed. The functions performed in Spartanburg will continue in Memphis, Tennessee. Charges associated with the consolidation and improvement of the Industrial Packaging business totaled $21 million and included $7 million of asset write-downs, a $12 million severance charge covering the termination of 426 employees, and other exit costs of $2 million. At December 31, 2000, 309 employees had been terminated.

(d) The Chemicals and Petroleum charge of $50 million related to the partial shutdown of the Chester-le-Street plant located in northeast England and additional costs related to the 1998 shutdown of the Springhill, Louisiana plant. The Chester-le-Street plant was a fully integrated site comprised of a crude tall oil fractionation plant, a rosin resin upgrading plant and a dimer plant. The crude tall oil and rosin resin upgrading facilities at the site were closed and production shifted to other Arizona Chemical facilities. Asset write-downs for this plant totaled $30 million. A severance charge of $3 million covered the termination of 83 employees. Other costs of $12 million included demolition and contract cancellations. At December 31, 2000, all

                                      Notes to Consolidated Financial Statements

    83 employees had been terminated. We also recorded an additional charge of $5 million related to the 1998 closure of the Springhill plant, covering other exit costs including demolition and cleanup.

(e) The Building Materials charge of $16 million included $3 million for a program to improve the profitability of the decorative surfaces business and $13 million for the shutdown of the Pilot Rock, Oregon mill. The Decorative Products business developed an improvement plan to consolidate certain manufacturing activities and streamline administrative functions. As a result, a reserve was established to cover asset write-offs totaling $2 million, and severance charges of $1 million were recorded related to the reduction of 65 employees. At December 31, 2000, 38 employees had been terminated.

        International Paper announced in October 1999 that it would shut down the Pilot Rock, Oregon mill due to excess capacity within the Masonite manufacturing system. Softboard production was moved to our Ukiah, California and Lisbon Falls, Maine facilities. The related charge included $8 million of asset write-downs, a $2 million severance charge covering the termination of 155 employees, and $3 million of other exit costs. At December 31, 2000, 149 employees had been terminated.

(f) xpedx implemented a plan to consolidate duplicate facilities and eliminate excess internal capacity. The $23 million charge associated with this plan included $6 million of asset write-downs, a severance charge of $5 million for the termination of 211 employees, and other costs of $12 million. Other costs consisted primarily of lease cancellations. At December 31, 2000, 197 employees had been terminated.

(g) This charge related to the shutdown of the No. 5 paper machine at Carter Holt Harvey's Kinleith mill. The machine had been idled due to a reconfiguration project at the mill. Plans for alternative uses for the machine were reexamined and it was determined that based on current competitive conditions it would not provide adequate returns on the capital required and that it would be scrapped. Accordingly, the machine was written down by $18 million to its estimated salvage value. Also, severance costs of $9 million were recorded to cover the costs of terminating 300 employees. At December 31, 2000, all 300 employees had been terminated.

    The $30 million pre-tax charge to increase existing legal reserves included $25 million added to the reserve for hardboard siding claims. A further discussion of this charge can be found in Note 11-Commitments and Contingent Liabilities.

    The $36 million pre-tax credit for reserves no longer required consisted of $30 million related to a retained exposure at the Lancey mill in France and $6 million of excess severance reserves previously established by Union Camp. The Lancey mill was sold to an employee group in October 1997. In April 1999, International Paper's remaining exposure to potential obligations under this sale was resolved, with the reserve returned to income in the second quarter.

    The following table presents a roll forward of severance and other costs included in the 1999 restructuring plans:

--------------------------------------------------------------------------------
                                                                       Severance
In millions                                                            and Other
--------------------------------------------------------------------------------
Opening Balance (second quarter 1999)                                       $ 56
Additions (fourth quarter 1999)                                               93
1999 Activity
    Cash charges                                                             (34)
2000 Activity
    Cash charges                                                             (75)
    Other charges                                                            (13)
Reversals of reserves no longer required                                     (14)
                                                                            ----
Balance, December 31, 2000                                                  $ 13
                                                                            ====

    The severance reserves recorded in the second and fourth quarters of 1999 related to 3,163 employees. At December 31, 2000, 2,793 employees had been terminated. Reserves of $14 million were determined to no longer be required and reversed to income in the fourth quarter of 2000. The remaining $13 million of reserves represents costs to be incurred or severance to be paid in the first quarter of 2001.

1998: The following table and discussion presents the impact of special items for 1998:

--------------------------------------------------------------------------------
In millions                                                     1998
--------------------------------------------------------------------------------
                                                       Earnings         Earnings
                                                         (Loss)           (Loss)
                                                  Before Income     After Income
                                                      Taxes and        Taxes and
                                                       Minority         Minority
                                                       Interest         Interest
--------------------------------------------------------------------------------
Before special items                                      $ 598             $345
Oil and gas impairment charges                             (111)             (68)
Restructuring and other charges                            (161)             (92)
Gain on sale of business                                     20               12
Reversals of reserves no longer required                     83               50
                                                          -----             ----
After special items                                       $ 429             $247
                                                          =====             ====

                                                                              47

Notes to Consolidated Financial Statements

    During 1998, International Paper recorded $111 million of oil and gas impairment charges ($68 million after taxes); $56 million ($35 million after taxes) in the fourth quarter and $55 million ($33 million after taxes) in the third quarter. International Paper had oil and gas exploration and production operations in West Texas, the Gulf Coast and the Gulf of Mexico. The Securities and Exchange Commission's regulations for companies that use the full-cost method of accounting for oil and gas activities require companies to perform a ceiling test on a quarterly basis. As a result of low oil and gas prices, the value of International Paper's properties was written down through these noncash charges.

    Also in 1998, International Paper recorded a $145 million pre-tax restructuring charge ($82 million after taxes and minority interest) consisting of $64 million of asset write-downs and $81 million of severance costs, and recorded pre-tax charges of $16 million ($10 million after taxes) related to International Paper's share of write-offs taken by Scitex, a then-owned 13% investee company, related to an acquisition of in-process research and development and its exit from the digital video business. The Scitex items were reflected as equity losses from the investment in Scitex in the consolidated statement of earnings. International Paper sold its equity interest in Scitex in January 2000. In addition, International Paper recorded a $20 million pre-tax gain ($12 million after taxes) on the sale of its Veratec nonwovens division, and an $83 million pre-tax credit ($50 million after taxes) from the reversals of previously established reserves that were no longer required. These reserves had been established in 1996 and 1997 and were primarily associated with the Veratec and Imaging businesses. The sales of these businesses were completed in 1998, and those reserves not required were returned to earnings.

    The following table and discussion presents additional detail related to the $145 million restructuring charge:


------------------------------------------------------------------
                                     Asset
In millions                    Write-downs   Severance       Total
------------------------------------------------------------------
Distribution               (a)         $20         $10        $ 30
Printing Papers            (b)          13          14          27
Carter Holt Harvey         (c)          15           3          18
Industrial Packaging       (d)           8           7          15
Union Camp                 (e)           8          32          40
Other                      (f)          --          15          15
                                       ---         ---        ----
                                       $64         $81        $145
                                       ===         ===        ====



(a) After the acquisition of Zellerbach, management of xpedx terminated certain software projects that were in process and began to use Zellerbach's systems in certain of its regions. Accordingly, $20 million of deferred software costs were written off. In addition, a $10 million severance charge was recorded to terminate 274 xpedx employees at duplicate facilities and locations. At December 31, 1999, all 274 employees had been terminated.

(b) International Paper's Printing Papers business shut down equipment at the Mobile, Alabama mill and announced the termination of 750 employees at the Mobile, Alabama, Lock Haven, Pennsylvania, and Ticonderoga, New York mills. At the Mobile mill, International Paper permanently shut down a paper machine and related equipment with a net book value of $13 million. These assets were written down to their estimated fair market value of zero. The severance charge associated with the employee reductions at the three mills was $14 million. At December 31, 1999, all employees under this program had been terminated.

(c) This charge primarily consisted of a $15 million asset write-down associated with the closure of two Carter Holt Harvey facilities, Myrtleford and Taupo. Myrtleford, a tissue pulp mill located in Australia, was closed due to excess capacity in its tissue pulp system. Carter Holt Harvey will be able to produce the volume at lower costs at its Kawerau tissue pulp mill located in New Zealand. Carter Holt Harvey also closed the Taupo, New Zealand sawmill due to excess capacity in its sawmill system as the result of recent productivity improvements. The $3 million severance charge represented the cost of terminating 236 employees. At December 31, 1999, all 236 employees had been terminated. International Paper's consolidated financial statements included revenues of $21 million and operating income of $1 million from these facilities in 1998.

(d) Management indefinitely closed the Gardiner, Oregon mill because of excess capacity in International Paper's containerboard system. As a result, the net plant, property and equipment assets of this mill were reduced from $13 million to the estimated salvage value of $5 million. In connection with this decision to close, 298 employees at the mill were terminated and a $7 million severance charge was recorded. This mill had revenues of $78 million and operating losses of $16 million in 1998.

                                      Notes to Consolidated Financial Statements

(e) During 1998, Union Camp recorded a pre-tax special charge of $40 million. Included in the charge was $32 million related to the termination of 540 positions and $8 million of asset write-downs. Approximately 190 of these positions related to a reorganization and restructuring of Union Camp's research and development activities. Another 190 positions related to a consolidation of the packaging group's administrative support functions. The remaining 160 positions related to a series of other organizational changes. At December 31, 1999, all 540 employees had been terminated.

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


(f) The $15 million severance charge was recorded as a result of an announcement by International Paper of a plan to consolidate its land and timber and logging and fiber supply divisions into a new division called Forest Resources, and the consolidation of the Consumer Packaging group. Of the $15 million charge, $10 million related to a head count reduction of 200 employees in the Forest Resources group and the remaining $5 million was based on a personnel reduction of 210 employees in the Consumer Packaging group. At December 31, 1999, all 410 employees had been terminated.

    The following table presents a roll forward of the severance costs included in the 1998 restructuring plan:


---------------------------------------------------------------------------
In millions                                                       Severance
---------------------------------------------------------------------------
Opening Balance (third quarter 1998)                                   $ 81
1998 Activity
  Cash charges                                                          (19)
1999 Activity
  Cash charges                                                          (56)
  Reversal of reserve no longer required                                 (6)
                                                                       ----
Balance, December 31, 1999                                             $ --
                                                                       ====

    The severance reserve recorded in the third quarter of 1998 related to 2,508 employees. As of December 31, 1999, all employees had been terminated.

7 Businesses Held for Sale
--------------------------------------------------------------------------------
During 2000, International Paper announced plans to sell by the end of 2001, approximately $5 billion of assets that are not strategic to its core businesses. The decision to sell these businesses and certain other assets resulted from International Paper's acquisition of Champion and the completion of its strategic analysis to focus on its core businesses of paper, packaging and forest products.

    The following table presents the businesses held for sale at December 31, 2000 along with their sales and operating earnings for each of the three years ended December 31, 2000, 1999 and 1998:

----------------------------------------------------------------------------
In millions for the years ended December 31        2000       1999      1998
----------------------------------------------------------------------------
Arizona Chemical
 (Chemicals and Petroleum)
  Sales                                          $  630     $  677    $  673
  Operating earnings                                 63         54        64
Chemical Cellulose
 (Chemicals and Petroleum)
  Sales                                             215        208       232
  Operating earnings (loss)                         (14)         9        16
Fine Papers (Printing Papers)
  Sales                                             262        265       294
  Operating earnings                                 21         10        22
Masonite (Forest Products)
  Sales                                             465        512       499
  Operating earnings                                  5         26        36
Petroleum & Minerals
 (Chemicals and Petroleum)
  Sales                                             125         70        75
  Operating earnings                                 81         33        21
Zanders (Printing Papers)
  Sales                                             626        594       626
  Operating earnings (loss)                          (4)         8         9
Other (Various)
  Sales                                             102         18        12
  Operating earnings (loss)                         (22)      --          (1)
Total
  Sales                                          $2,425     $2,344    $2,411
  Operating earnings                             $  130     $  140    $  167


Note: Other, for the year ended December 31, 2000, includes the Hamilton mill, which was acquired in the June 20, 2000 Champion acquisition.

Notes to Consolidated Financial Statements



         In the third quarter of 2000, the assets of Masonite and Zanders were written down to their fair market values based on estimated sales proceeds. This resulted in an extraordinary pre-tax charge of $460 million ($310 million after taxes). In the fourth quarter of 2000, Fine Papers, the Chemical Cellulose pulp business and International Paper's Flexible Packaging businesses in Argentina (included in Other) were written down to their fair market values based on estimated sales proceeds, resulting in an extraordinary pre-tax charge of $373 million ($231 million after taxes). These charges are presented as extraordinary items, net of taxes, in the consolidated statement of earnings in accordance with the pooling-of-interests rules.

         The assets of the businesses held for sale, totaling $1.9 billion, are included in "assets of businesses held for sale" in current assets in the accompanying consolidated balance sheet. The liabilities of these businesses, totaling $541 million, are included in "liabilities of businesses held for sale" in current liabilities in the accompanying consolidated balance sheet.

         An agreement to sell Masonite to Premdor Inc. of Toronto, Canada was entered into September 30, 2000, and is subject to closing conditions and regulatory approval.

         See Note 19-Subsequent Events for a discussion of the completion of the dispositions of Zanders, the Argentine businesses, the oil and gas interests and the Hamilton mill. International Paper is currently soliciting or evaluating bids on the remaining businesses.


8 Preferred Securities of Subsidiaries
--------------------------------------------------------------------------------

In September 1998, International Paper Capital Trust III issued $805 million of International Paper-obligated mandatorily redeemable preferred securities. International Paper Capital Trust III is a wholly owned consolidated subsidiary of International Paper and its sole assets are International Paper 7 7/8% debentures. The obligations of International Paper Capital Trust III related to its preferred securities are fully and unconditionally guaranteed by International Paper. These preferred securities are mandatorily redeemable on December 1, 2038.

         In June 1998, IP Finance (Barbados) Limited, a non-U.S. wholly owned consolidated subsidiary of International Paper, issued $550 million of preferred securities with a dividend payment based on LIBOR. These preferred securities are mandatorily redeemable on June 30, 2008.

         In March 1998, Timberlands Capital Corp. II, Inc., a wholly owned consolidated subsidiary of International Paper, issued $170 million of 7.005% preferred securities as part of the financing to repurchase the outstanding units of IP Timberlands, Ltd. These securities are not mandatorily redeemable and are classified in the consolidated balance sheet as a minority interest liability.

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

         Distributions paid under all of the preferred securities noted above were $141 million, $134 million and $54 million in 2000, 1999 and 1998, respectively. The expense related to these preferred securities is shown in minority interest expense in the consolidated statement of earnings.


9 Sale of Limited Partnership Interests
--------------------------------------------------------------------------------

During 1993, International Paper contributed assets with a fair market value of approximately $900 million to two newly formed limited partnerships, Georgetown Equipment Leasing Associates, L.P. and Trout Creek Equipment Leasing, L.P. These partnerships are separate and distinct legal entities from International Paper and have separate assets, liabilities, business functions and operations. However, for accounting purposes, these assets continue to be consolidated, with the minority shareholders' interests reflected as minority interest in the accompanying financial statements. The purpose of the partnerships is to invest in and manage a portfolio of assets including pulp and paper equipment used at the Georgetown, South Carolina and Ticonderoga, New York mills. This equipment is leased to International Paper under long-term leases. Partnership assets also include floating rate notes and cash. During 1993, outside investors purchased a portion of our limited partner interests for $132 million and also contributed an additional $33 million to one of these partnerships.

         At December 31, 2000, International Paper held aggregate general and limited partner interests totaling 63% in Georgetown Equipment Leasing Associates, L.P. and 57% in Trout Creek Equipment Leasing, L.P.

                                      Notes to Consolidated Financial Statements


10 Income Taxes
--------------------------------------------------------------------------------

International Paper uses the asset and liability method of accounting for income taxes whereby deferred income taxes are recorded for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets and liabilities are revalued to reflect new tax rates in the periods rate changes are enacted.

         The components of earnings before income taxes, minority interest and extraordinary items by taxing jurisdiction were:


----------------------------------------------------------------------
In millions                                    2000     1999     1998
----------------------------------------------------------------------
Earnings
  U.S.                                         $202     $237     $297
  Non-U.S.                                      521      211      132
                                               ----     ----     ----

Earnings before income taxes, minority
  interest and extraordinary items             $723     $448     $429
                                               ====     ====     ====

         The provision for income taxes by taxing jurisdiction was:


----------------------------------------------------------------------
In millions                                    2000     1999     1998
----------------------------------------------------------------------
Current tax provision (benefit)
  U.S. federal                                 $130     $259     $(64)
  U.S. state and local                           41       27       (6)
  Non-U.S.                                      102        8       33
                                               ----     ----     ----
                                                273      294      (37)
                                               ====     ====     ====
Deferred tax provision (benefit)
  U.S. federal                                  (31)    (108)     117
  U.S. state and local                          (65)    (103)     (12)
  Non-U.S.                                      (60)       3       27
                                               ----     ----     ----
                                               (156)    (208)     132
                                               ====     ====     ====
Income tax provision                           $117     $ 86     $ 95
                                               ====     ====     ====


         International Paper made income tax payments, net of refunds, of $298 million, $68 million and $144 million in 2000, 1999 and 1998, respectively.

         A reconciliation of income tax expense using the statutory U.S. income tax rate compared with actual income tax expense follows:


----------------------------------------------------------------------
In millions                                    2000     1999     1998
----------------------------------------------------------------------
Earnings before income taxes, minority
  interest and extraordinary items             $723     $448     $429
Statutory U.S. income tax rate                   35%      35%      35%
                                               ----     ----     ----
Tax expense using statutory
  U.S. income tax rate                          253      157      150
State and local income taxes                    (15)     (20)     (11)
Non-U.S. tax rate differences                   (80)     (52)      20
Permanent benefits on sales of
  non-U.S. businesses                             -       (2)     (33)
Permanent benefits on sales of
  non-strategic timberland assets                 -        -      (29)
Nondeductible business expenses                  10       30        9
Foreign sales corporation benefit               (18)      (9)      (9)
Minority interest                               (82)     (56)     (31)
Goodwill amortization                            39       21       21
Net U.S. tax on non-U.S. dividends               28       15       10
Tax credits                                       -      (12)      (1)
Other, net                                      (18)      14       (1)
                                               ----     ----     ----
Income tax provision                           $117     $ 86     $ 95
                                               ====     ====     ====
Effective income tax rate                        16%      19%      22%
                                               ====     ====     ====


         The net deferred income tax liability as of December 31, 2000 and 1999 includes the following components:


----------------------------------------------------------------------
In millions                                           2000      1999
----------------------------------------------------------------------
Current deferred tax asset                         $   562   $   196
Noncurrent deferred tax asset                          311       240
Noncurrent deferred tax liability                   (4,699)   (3,344)
                                                   -------   -------
Total                                              $(3,826)  $(2,908)
                                                   =======   =======

         The tax effects of significant temporary differences representing deferred tax assets and liabilities at December 31, 2000 and 1999 were as follows:

----------------------------------------------------------------------
In millions                                           2000      1999
----------------------------------------------------------------------
Plants, properties and equipment                   $(3,344)  $(2,995)
Prepaid pension costs                                 (326)     (339)
Forestlands                                         (1,686)     (534)
Postretirement benefit accruals                        199       225
Alternative minimum and other tax credits              432       390
Net operating loss carryforwards                       264       235
Other                                                  635       110
                                                   -------   -------
Total                                              $(3,826)  $(2,908)
                                                   =======   =======

Notes to Consolidated Financial Statements


         Net operating loss carryforwards, most of which are applicable to non-U.S. subsidiaries, expire as follows: years 2001 through 2007--$130 million, years 2019 through 2020--$273 million and indefinite carryforward--$363 million.

         Deferred taxes are not provided for temporary differences of approximately $1.7 billion, $1.2 billion and $1.1 billion as of December 31, 2000, 1999 and 1998, respectively, representing earnings of non-U.S. subsidiaries that are intended to be permanently reinvested. Computation of the potential deferred tax liability associated with these undistributed earnings is not practicable.


11 Commitments and Contingent Liabilities
--------------------------------------------------------------------------------

Certain property, machinery and equipment are leased under cancelable and noncancelable agreements. At December 31, 2000, total future minimum rental commitments under noncancelable leases were $977 million, due as follows: 2001-- $170 million, 2002--$143 million, 2003--$121 million, 2004--$111 million,
2005--$100 million and thereafter--$332 million. Rent expense was $218 million, $229 million and $237 million for 2000, 1999 and 1998, respectively.

         International Paper has entered into an agreement to guarantee, for a fee, a contractual credit agreement of an unrelated third party. The maximum amount of the guarantee is $110 million and expires in 2008. The guaranty fees are payable to International Paper at the time the borrowings under the agreement are repaid to the third party lenders.

         Three nationwide class action lawsuits filed against International Paper have been settled in recent years.

         The first suit alleged that hardboard siding manufactured by Masonite fails prematurely, allowing moisture intrusion that in turn causes damage to the structure underneath the siding. The class consisted of all U.S. property owners having Masonite hardboard siding installed on and incorporated into buildings between 1980 and January 15, 1998. Final approval of the settlement was granted by the Court on January 15, 1998. The settlement provides for monetary compensation to class members meeting the settlement requirements on a claims-made basis. It also provides for the payment of attorneys' fees equaling 15% of the settlement amounts paid to class members, with a non-refundable advance of $47.5 million plus $2.5 million in costs.

         The second suit made similar allegations with regard to Omniwood siding manufactured by Masonite (Omniwood Lawsuit). The class consisted of all U.S. property owners having Omniwood siding installed on and incorporated into buildings from January 1, 1992 to January 6, 1999.

         The third suit alleged that Woodruf roofing manufactured by Masonite is defective and causes damage to the structure underneath the roofing (Woodruf Lawsuit). The class consisted of all U.S. property owners who had incorporated and installed Masonite Woodruf roofing from January 1, 1980 to January 6, 1999.

         Final approval of the settlements of the Omniwood and Woodruf lawsuits was granted by the Court on January 6, 1999. The settlements provide for monetary compensation to class members meeting the settlement requirements on a claims-made basis, and provide for payment of attorneys' fees equaling 13% of the settlement amounts paid to class members with a non-refundable advance of $1.7 million plus $75,000 in costs for each of the two cases.

         Reserves for these matters total $92 million at December 31, 2000, net of expected future insurance recoveries of $51 million. This amount includes $25 million added to the reserve for hardboard siding claims in the fourth quarter of 1999 (some of which has now been paid to claimants) and an additional $125 million added to that reserve in the third quarter of 2000 to cover an expected shortfall, resulting primarily from a higher number of hardboard siding claims than anticipated. It is reasonably possible that the higher number of hardboard siding claims might be indicative of the need for one or more future additions to this reserve. However, whether or not any future additions to this reserve become necessary, International Paper believes that these settlements will not have a material adverse effect on its consolidated financial position or results of operations.

         Through December 31, 2000, net settlement payments of $277 million, including the $51 million of non-refundable advances of attorneys' fees discussed above, have been made. Included in the non-refundable advances of attorneys' fees is $5 million, which has been paid to the attorneys for the plaintiffs in the Omniwood and Woodruf lawsuits. Also, International Paper has received $27 million related to these matters from our insurance carriers through December 31, 2000. International Paper and Masonite have the right to terminate each of the settlements after seven years from the dates of final approval. The liability for these matters will be retained after the planned sale of Masonite is completed.

                                      Notes to Consolidated Financial Statements


         International Paper is also involved in various other inquiries, administrative proceedings and litigation relating to contracts, sales of property, environmental protection, tax, antitrust and other matters, some of which allege substantial monetary damages. While any proceeding or litigation has the element of uncertainty, International Paper believes that the outcome of any lawsuit or claim that is pending or threatened, or all of them combined, will not have a material adverse effect on its consolidated financial position or results of operations.


12 Supplementary Balance Sheet Information
--------------------------------------------------------------------------------

Inventories by major category were:


----------------------------------------------------------------------
In millions at December 31                            2000      1999
----------------------------------------------------------------------
Raw materials                                       $  431    $  484
Finished pulp, paper and packaging products          1,912     1,869
Finished lumber and panel products                     261       178
Operating supplies                                     473       486
Other                                                  105       186
                                                    ------    ------
Inventories                                         $3,182    $3,203
                                                    ======    ======

         The last-in, first-out inventory method is used to value most of International Paper's U.S. inventories. Approximately 68% of total raw materials and finished products inventories were valued using this method. If the first-in, first-out method had been used, it would have increased total inventory balances by approximately $264 million and $250 million at December 31, 2000 and 1999, respectively.

         Plants, properties and equipment by major classification were:


----------------------------------------------------------------------
In millions at December 31                            2000      1999
----------------------------------------------------------------------
Pulp, paper and packaging facilities
  Mills                                            $22,710   $21,288
  Packaging plants                                   3,464     3,233
Wood products facilities                             2,358     2,117
Other plants, properties and equipment               1,522     2,889
                                                   -------   -------
Gross cost                                          30,054    29,527
Less: Accumulated depreciation                      14,043    15,146
                                                   -------   -------
Plants, properties and equipment, net              $16,011   $14,381
                                                   =======   =======


13 Debt and Lines of Credit
--------------------------------------------------------------------------------

A summary of long-term debt follows:


----------------------------------------------------------------------
In millions at December 31                            2000      1999
----------------------------------------------------------------------
8 7/8% to 10.5% notes, due 2001-2012               $   522    $  563
8 7/8% to 9.7% notes, due 2001-2004                    564       600
9 1/4% sinking fund debentures, due 2001-2021            8        34
8.5% to 9.5% debentures, due 2002-2022                 246       246
8 3/8% to 9 1/2% debentures, due 2015-2024             300       300
8% to 8 1/8% notes, due 2003-2005                    2,197         -
7% to 7 7/8% notes, due 2001-2007                    1,343     1,373
6 7/8% to 8 1/8% notes, due 2023-2029                  742       741
6.65% notes, due 2037                                   92         -
6.5% notes, due 2007                                   148       148
6.4% to 7.75% debentures, due 2023-2027                865         -
6 1/8% notes, due 2003                                 200       200
5 7/8% Swiss franc debentures, due 2001                 67        68
5 3/8% euro notes, due 2006                            223       249
12% to 16% Brazilian real notes, due 2001-2006         194         -
5 1/8% debentures, due 2012                             90        88
Medium-term notes, due 2001-2009(a)                    307       331
Floating rate notes, due 2002(b)                     2,100         -
Environmental and industrial development
  bonds, due 2001-2033(c,d)                          2,334     1,352
Commercial paper and bank notes(e)                     637     1,325
Other(f)                                               157       416
                                                   -------    ------
Total(g)                                            13,336     8,034
Less: Current maturities                               688       514
                                                   -------    ------
Long-term debt                                     $12,648    $7,520
                                                   =======    =======

(a) The weighted average interest rate on these notes was 8.2% in 2000 and 8.3% in 1999.

(b)  The weighted average interest rate on these notes was 7.9% in 2000.

(c) The weighted average interest rate on these bonds was 6.3% in 2000 and 6.1% in 1999.

(d) Includes $130 million of bonds at December 31, 2000 and $149 million at December 31, 1999, which may be tendered at various dates and/or under certain circumstances.

(e) The weighted average interest rate was 7.2% in 2000. Includes $708 million in 1999 of non-U.S. dollar denominated borrowings with a weighted average interest rate of 5.6%.

(f) Includes $19 million in 2000 and $14 million in 1999 of French franc borrowings with a weighted average interest rate of 2.2% in 2000 and 2.8% in 1999, $5 million in 2000 of Canadian dollar borrowings with an interest rate of 9.0%, and $132 million in 1999 of German mark borrowings with a weighted average interest rate of 4.7%.

(g) The fair market value was approximately $13.5 billion and $8.1 billion at December 31, 2000 and 1999, respectively.

Notes to Consolidated Financial Statements


     Total maturities of long-term debt over the next five years are 2001--$688 million, 2002--$2.8 billion, 2003--$1.5 billion, 2004--$1.4 billion and
2005--$1.4 billion.

     At December 31, 2000 and 1999, International Paper, including Carter Holt Harvey, classified $750 million and $1.5 billion, respectively, of tenderable bonds, commercial paper and bank notes as long-term debt. International Paper and this subsidiary have the intent and ability to renew or convert these obligations through 2001 and into future periods.

     At December 31, 2000, unused bank lines of credit amounted to $2.3 billion. The agreements generally provide for interest rates at a floating rate index plus a margin predetermined by International Paper's credit rating. The principal line, which is cancelable only if International Paper's bond rating drops below investment grade, provides for $750 million of credit through March 2004, and has a facility fee of 0.13% that is payable quarterly. International Paper also has a 364-day facility that provides for $1.0 billion of credit through March 2001 and has a facility fee of 0.09% that is payable quarterly. Additionally, International Paper has a $1.8 billion 364-day facility that provides credit through June 2001, and has a facility fee of 0.10% paid quarterly. Carter Holt Harvey also has two principal lines of credit that support its commercial paper programs. A $360 million line of credit matures in April 2002 and has a 0.15% facility fee that is payable quarterly and a 250 million New Zealand dollar line of credit matures in February 2002 with a 0.13% facility fee that is payable quarterly.

     At December 31, 2000, notes payable included $517 million of non-U.S. dollar denominated debt with maturities of less than twelve months and a weighted average interest rate of 6.3%.

     At December 31, 2000, outstanding debt included approximately $2.1 billion of commercial paper and bank notes with interest rates that fluctuate based on market conditions and our credit rating.

     On June 20, 2000, International Paper issued $5 billion of debt to finance the acquisition of Champion and assumed $2.8 billion of Champion debt. At the time of the acquisition announcement, Moody's lowered International Paper's long-term debt rating to Baa1 from A3. At December 31, 2000, $6.7 billion of debt related to the Champion acquisition remained outstanding.

     In 1999, International Paper recorded an extraordinary loss of $16 million after taxes for the extinguishment of high interest debt that was assumed in connection with the merger with Union Camp. International Paper extinguished approximately $275 million of long-term debt with interest rates ranging from 8.5% to 10%.

14 Financial Instruments
------------------------------------------------------------------------------

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

     International Paper's policy has been to finance a portion of our investments in non-U.S. operations with borrowings denominated in the same currency as the investment or by entering into foreign exchange contracts in tandem with U.S. dollar borrowings. These contracts are effective in providing a hedge against fluctuations in currency exchange rates. Gains or losses from the revaluation of these contracts, which are fully offset by gains or losses from the revaluation of the net assets being hedged, are determined monthly based on published currency exchange rates and are recorded as translation adjustments in common shareholders' equity. Upon liquidation of the net assets being hedged or early termination of the foreign exchange contracts, the gains or losses from the revaluation of foreign exchange contracts would be included in earnings. Amounts payable to or due from the counterparties to the foreign exchange contracts are included in accrued liabilities or accounts receivable as applicable.

     Financial instruments outstanding at December 31, 2000 used to hedge net investments in non-U.S. operations consisted of non-U.S. dollar denominated debt totaling $600 million. Also outstanding were foreign currency forward contracts totaling $1.7 billion, substantially all having maturities of less than twelve months, as noted in the following table expressed in U.S. dollar equivalents. The average amount of outstanding contracts was $1.5 billion and $1.0 billion during 2000 and 1999, respectively.

                                      Notes to Consolidated Financial Statements


-------------------------------------------------------------------------------
                                              Weighted          Net
                                               Average   Unrealized
                                   Contract   Exchange         Gain
U.S. dollars in millions             Amount       Rate       (Loss)
-------------------------------------------------------------------------------
Pay U.S. dollars /
  Receive European euros              $955       0.88         $(11)
Pay U.S. dollars /
  Receive British pounds               128       1.46           (2)
Receive New Zealand dollars /
  Pay Australian dollars               413       1.31           15
Pay U.S. dollars /
  Receive New Zealand dollars          202       0.44            9
Receive Swedish kronas /
  Pay U.S. dollars                      30       9.64            -


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

     Financial instruments outstanding at December 31, 2000 used to hedge transactions denominated in non-U.S. currencies consisted of foreign currency forward contracts totaling $955 million, a majority having maturities of less than twelve months, as noted in the following table expressed in U.S. dollar equivalents. The average amount of outstanding contracts during 2000 and 1999 was $825 million and $454 million, respectively.

-------------------------------------------------------------------------------
                                               Weighted              Net
                                                Average       Unrealized
                                   Contract    Exchange             Gain
U.S. dollars in millions             Amount        Rate            (Loss)
-------------------------------------------------------------------------------
Pay U.S. dollars /
  Receive European euros               $117        0.90             $  1
Pay British pounds /
  Receive European euros                 70        0.59                1
Pay European euros /
  Receive British pounds                 39        1.63                -
Receive New Zealand dollars /
  Pay Australian dollars                 62        1.27                -
Pay U.S. dollars /
  Receive New Zealand dollars           148        0.48              (14)
Receive U.S. dollars /
  Pay European euros                     29        0.88               (1)
Receive U.S. dollars /
  Pay British pounds                     18        1.44                -
Receive U.S. dollars /
  Pay New Zealand dollars               440        0.41              (25)


Note: International Paper has an additional $32 million in a number of smaller forward contracts to purchase or sell other currencies with a related net immaterial unrealized loss.

     International Paper also purchases foreign exchange option contracts, with terms that generally do not exceed one year, to hedge export sales. Premiums paid under these contracts are expensed over the life of the option contract. Gains arising on these options are recognized at the time the options are exercised. Option contracts outstanding at December 31, 2000 amounted to $121 million.

     Cross-currency and interest rate swap agreements are used to manage the composition of our fixed and floating rate debt portfolio. Amounts to be paid or received as interest under these agreements are recognized over the life of the swap agreements as adjustments to interest expense. Gains or losses from the revaluation of cross-currency swap agreements are included in earnings. The related amounts payable to or due from the counterparties to the agreements are included in accrued liabilities or accounts receivable as applicable. If swap agreements are terminated early, the resulting gain or loss would be deferred and amortized over the remaining life of the related debt. The following table presents notional amounts and principal cash flows for currency and interest rate swap agreements by year of maturity expressed in U.S. dollar equivalents. The impact on our earnings and net liability under these agreements was not significant.

Notes to Consolidated Financial Statements

-----------------------------------------------------------------------------------------------------------------------------------
U.S. dollars in millions                                2001    2002    2003    2004    2005    Thereafter    Total    Fair Value
-----------------------------------------------------------------------------------------------------------------------------------
U.S. dollar variable to fixed rate swaps                $  -    $ 45    $200    $300    $  -        $  500    $1,045         $ 97
  Average pay rate 6.3% / Average receive rate 6.9%

U.S. dollar fixed to variable rate swaps                   -      45     200     550       -           500     1,295          (98)
  Average pay rate 7.6% / Average receive rate 6.8%

U.S. dollar to New Zealand dollar cross-currency swap      -     150       -       -       -             -       150           (5)

Australian dollar to New Zealand dollar cross-currency
  swap                                                     -     130       -       -       -             -       130           25

Swiss franc to New Zealand dollar cross-currency swaps    68       -       -       -       -             -        68            1

     International Paper does not hold or issue financial instruments for trading purposes. The counterparties to interest rate swap agreements and foreign exchange contracts consist of a number of major international financial institutions. International Paper continually monitors its positions with and the credit quality of these financial institutions and does not expect nonperformance by the counterparties.

15 Capital Stock
-------------------------------------------------------------------------------

The authorized capital stock at both December 31, 2000 and 1999 consisted of 990,850,000 shares of common stock, $1 par value; 400,000 shares of cumulative $4 nonredeemable preferred stock, without par value (stated value $100 per share); and 8,750,000 shares of serial preferred stock, $1 par value. The serial preferred stock is issuable in one or more series by the Board of Directors without further shareholder action.

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

     Net periodic pension income for qualified and nonqualified defined benefit plans comprised the following:

---------------------------------------------------------------------------------
In millions                                       2000        1999        1998
---------------------------------------------------------------------------------
Service cost                                     $ (98)      $(101)      $ (97)
Interest cost                                     (397)       (303)       (297)
Expected return on plan assets                     615         469         455
Amortization of net transition asset (obligation)   (2)          -          26
Actuarial loss                                      (5)         (6)         (3)
Amortization of prior service cost                 (19)        (16)        (12)
Curtailment gain (loss)                             (2)          6           5
Settlement gain                                      9           -           -
                                                 -----       -----       -----
Net periodic pension income                      $ 101       $  49        $ 77
                                                 =====       =====       =====

                                      Notes to Consolidated Financial Statements

     The following table presents the changes in benefit obligation and plan assets for 2000 and 1999 and the plans' funded status and amounts recognized in the consolidated balance sheet as of December 31, 2000 and 1999.

------------------------------------------------------------------------------------
In millions                                                    2000           1999
------------------------------------------------------------------------------------
Change in benefit obligation:
  Benefit obligation, January 1                              $4,323            $4,492
  Service cost                                                   98               101
  Interest cost                                                 397               303
  Actuarial (gain) loss                                         171              (439)
  Benefits paid                                                (451)             (322)
  Acquisitions(a)                                             1,796                 -
  Divestitures                                                  (42)                -
  Curtailment gain                                               (2)              (10)
  Special termination benefits(b)                                10                92
  Plan amendments                                                19               106
                                                            -------           -------
  Benefit obligation, December 31(c)                         $6,319            $4,323
                                                            =======           =======
Change in plan assets:
  Fair value of plan assets, January 1                       $5,612            $4,942
  Actual return on plan assets                                 (106)              950
  Company and participants' contributions                        83                42
  Benefits paid                                                (451)             (322)
  Acquisitions                                                2,144                 -
  Divestitures                                                  (29)                -
                                                            -------           -------
  Fair value of plan assets, December 31                     $7,253            $5,612
                                                            =======           =======
Funded status(d)                                               $934            $1,289
Unrecognized actuarial (gain) loss                              292              (615)
Unamortized prior service cost                                  170               183
Unrecognized net transition obligation                            -                 2
                                                            -------           -------
Prepaid benefit cost                                         $1,396            $  859
                                                            =======           =======
Amounts recognized in the consolidated
  balance sheet consist of:
    Prepaid benefit cost                                     $1,515            $  928
    Accrued benefit liability                                  (168)              (85)
    Intangible asset                                              3                 6
    Minimum pension liability adjustment
      included in accumulated other comprehensive income         46                10
                                                            -------           -------
Net amount recognized                                        $1,396            $  859
                                                            =======           =======

(a) Includes $76.5 million in special termination benefits attributable to the elimination of 500 positions in connection with a severance program provided to employees whose jobs were eliminated as a result of the acquisition of Champion. Also included was a curtailment gain of $17.9 million.

(b) Included in restructuring and other charges for 2000 was $10 million for special termination benefits attributable to the elimination of approximately 268 positions in connection with a facility rationalization program. Included in merger integration costs for 1999 was $92 million for special termination benefits attributable to the elimination of approximately 1,171 positions in connection with an employee integration benefits program provided to employees whose jobs were eliminated as a result of the merger of International Paper and Union Camp. In 2000, $6 million of this reserve relating to 171 positions, was included in reversals of reserves no longer required.

(c) Includes nonqualified unfunded plans with projected benefit obligations of $212 million and $110 million at December 31, 2000 and 1999, respectively.

(d) The Union Camp and Alling & Cory domestic qualified pension plans were merged with the International Paper domestic qualified pension plan effective September 30, 1999. The funded status information for 1999 reflects this merger. Prior to the plan merger, the Union Camp domestic qualified hourly plan had an accumulated benefit obligation in excess of the fair value of plan assets. As of December 31, 1998, the projected benefit obligation, accumulated benefit obligation and fair market value of plan assets for the Union Camp hourly plan were $290 million, $290 million and $269 million, respectively.

     Plan assets are held in master trust accounts and include investments in International Paper common stock in the amounts of $467 million and $401 million at December 31, 2000 and 1999, respectively.

     Weighted average assumptions as of December 31, 2000, 1999 and 1998 were as follows:

-------------------------------------------------------------------------------
                                              2000        1999        1998(a,b)
-------------------------------------------------------------------------------
Discount rate                                 7.50%       7.75%        6.60%
Expected long-term return on plan assets     10.00%      10.00%        9.90%
Rate of compensation increase                 4.75%       5.00%        4.20%

(a) On June 1, 1999 International Paper enhanced pension benefits for its major union groups. As a result, the pension plan was revalued. The revaluation assumed a discount rate of 7.25% and a rate of compensation increase of 4.5%. These actions had the net effect of reducing the pension benefit obligation by $179 million.

(b) The 1998 rate is a blended average of the Union Camp and International Paper plan assumptions. The International Paper discount rate, expected long-term return on plan assets and rate of compensation increase for 1998 was 6.5%, 10.0% and 4.0%, respectively.
                                                                              57

Notes to Consolidated Financial Statements

Non-U.S. Defined Benefit Plans

Generally, our non-U.S. pension plans are funded using the projected benefit as a target, except in certain countries where funding of benefit plans is not required. Net periodic pension expense for our non-U.S. plans was not significant for 2000, 1999 or 1998.

  The non-U.S. plans' projected benefit obligation in excess of plan assets at fair market value at December 31, 2000 and 1999 was $87 million and $43 million, respectively. Plan assets are composed principally of common stocks and other fixed income securities.

Other Plans

We sponsor several defined contribution plans to provide substantially all U.S. salaried and certain hourly employees of International Paper an opportunity to accumulate personal funds for their retirement. Contributions may be made on a before-tax basis to substantially all of these plans.

  As determined by the provisions of each plan, International Paper matches the employees' basic voluntary contributions. Such matching contributions to the plans were approximately $65 million, $67 million and $58 million for the plan years ending in 2000, 1999 and 1998, respectively. The net assets of these plans approximated $4.7 billion as of the 2000 plan year-end.

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

  The components of postretirement benefit expense in 2000, 1999 and 1998 were as follows:

--------------------------------------------------------------------------------
In millions                                          2000       1999       1998
--------------------------------------------------------------------------------
Service cost                                         $ 10       $ 11       $ 11
Interest cost                                          45         30         33
Actuarial loss                                          -          2          1
Amortization of prior service cost                     (6)       (12)       (21)
Curtailment gain                                       (2)         -          -
Settlement gain                                        (2)         -          -
                                                     ----       ----       ----
Net postretirement benefit cost                      $ 45       $ 31       $ 24
                                                     ====       ====       ====

   The following table presents the plans' funded status as of December 31, 2000 and 1999 and changes in benefit obligation and plan assets for 2000 and 1999.

--------------------------------------------------------------------------------
In millions                                                   2000         1999
--------------------------------------------------------------------------------
Change in benefit obligation:
 Benefit obligation, January 1                               $ 446        $ 503
 Service cost                                                   10           11
 Interest cost                                                  45           30
 Participants' contributions                                    21           16
 Actuarial gain                                                 (5)         (66)
 Benefits paid                                                 (73)         (44)
 Plan amendments                                                (8)         (15)
 Acquisitions(a)                                               385            -
 Divestitures                                                   (1)           -
 Curtailment loss                                                -            4
 Special termination benefits(b)                                 2            7
                                                             -----        -----
 Benefit obligation, December 31                             $ 822        $ 446
                                                             =====        =====

Change in plan assets:
 Fair value of plan assets, January 1                        $   -        $   -
 Company contributions                                          52           28
 Participants' contributions                                    21           16
 Benefits paid                                                 (73)         (44)
                                                             -----        -----
 Fair value of plan assets, December 31                      $   -        $   -
                                                             =====        =====
Funded status                                                $(822)       $(446)
Unamortized prior service cost                                 (45)         (47)
Unrecognized actuarial (gain) loss                              (2)           4
                                                             -----        -----
Accrued benefit cost                                         $(869)       $(489)
                                                             =====        =====

(a) Includes $9.5 million in special termination benefits attributable to the elimination of 500 positions in connection with a severance program provided to employees whose jobs were eliminated as a result of the Champion acquisition. Also included was a curtailment gain of $2.1 million.

                                      Notes to Consolidated Financial Statements


(b) Included in restructuring and other charges in 2000 were charges of $2 million for special termination benefits attributable to the elimination of approximately 100 positions in connection with a facility rationalization program. Included in merger integration costs for 1999 were charges of $7 million for special termination benefits attributable to the elimination of approximately 313 positions in connection with an integration benefits program provided to employees whose jobs were eliminated as a result of the Union Camp merger.

  Future benefit costs were estimated assuming medical costs would increase at a 6.50% annual rate, decreasing to a 5% annual growth rate ratably over the next three years and then remaining at a 5% annual growth rate thereafter. A 1% increase in this annual trend rate would have increased the accumulated postretirement benefit obligation at December 31, 2000 by $63 million. A 1% decrease in the annual trend rate would have decreased the accumulated postretirement benefit obligation at December 31, 2000 by $57 million. The effect on net postretirement benefit cost from a 1% increase or decrease would not be material. The weighted average discount rate used to estimate the accumulated postretirement benefit obligation at December 31, 2000 was 7.50% compared with 7.75% at December 31, 1999.

  In addition to the U.S. plan, certain Canadian employees are eligible for retiree health care and life insurance. Costs and obligations for this plan were not significant.


18 Incentive Plans
--------------------------------------------------------------------------------

International Paper currently has a Long-Term Incentive Compensation Plan that includes a Stock Option Plan, a Restricted Performance Share Plan and an Executive Continuity Award Plan, administered by a committee of nonemployee members of the Board of Directors (Committee) who are not eligible for awards. The Plan allows stock appreciation rights to be awarded, although none were outstanding at December 31, 2000 or 1999. We also have other performance-based restricted share/unit plans available to senior executives and directors.

  We apply the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for our plans and the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). Accordingly, no compensation cost has been recognized for the stock option plan.

Stock Option Plan

Under the current plan, officers and certain other employees may be granted options to purchase International Paper common stock. The option price is the market price of the stock at the date of grant. Options are immediately exercisable under the plan; however, the underlying shares cannot be sold and carry profit forfeiture provisions during the initial two years following grant. Upon exercise of an option, a replacement option may be granted with the exercise price equal to the current market price and with a term extending to the expiration date of the original option.

  For purposes of the pro forma disclosure on page 61, the fair market value of each option grant has been estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2000, 1999 and 1998, respectively:

--------------------------------------------------------------------------------
                                                  2000           1999         1998
--------------------------------------------------------------------------------
Initial Options(a)
  Risk-Free Interest Rate                         6.17%          4.78%        5.05%
  Price Volatility                               45.00%         33.00%       29.28%
  Dividend Yield                                  2.50%          2.08%        2.38%
  Expected Term in Years                          2.50(c)        4.39         5.31

Replacement Options(b)
  Risk-Free Interest Rate                         6.45%          5.47%        5.51%
  Price Volatility                               45.00%         33.00%       31.09%
  Dividend Yield                                  2.50%          2.05%        2.17%
  Expected Term in Years                          2.10           2.09         2.12

(a) The average fair market values of initial option grants during 2000, 1999 and 1998 were $11.86, $13.14 and $10.83, respectively.

(b) The average fair values of replacement option grants during 2000, 1999 and 1998 were $13.44, $10.14 and $9.40, respectively.

(c) In 2000, the vesting period for current and prospective option grants under the stock option plan was reduced from four to two years.

Notes to Consolidated Financial Statements


  A summary of the status of the Stock Option Plan as of December 31, 2000, 1999 and 1998 and changes during the years ended on those dates is presented below:

-----------------------------------------------------------------------------------
                                                                           Weighted
                                                                            Average
                                                                           Exercise
                                                          Options(a,b)        Price
-----------------------------------------------------------------------------------
Outstanding at January 1, 1998                         18,124,084            $38.03
  Granted                                               4,820,970             42.96
  Exercised                                            (3,314,612)            35.85
  Forfeited                                              (789,621)            42.82
  Expired                                                (154,915)            49.97
                                                      -----------         ---------

Outstanding at December 31, 1998                       18,685,906             39.39
  Granted                                               4,521,627             49.76
  Exercised                                            (6,531,818)            36.56
  Forfeited                                              (522,214)            42.91
  Expired                                                (354,566)            51.41
                                                      -----------         ---------

Outstanding at December 31, 1999                       15,798,935             43.14
  Granted                                               9,527,442             43.29
  Exercised                                            (1,052,107)            41.84
  Forfeited                                              (233,724)            51.96
  Expired                                                (177,568)            49.97
                                                      -----------         ---------
Outstanding at December 31, 2000                       23,862,978            $43.12
                                                      ===========

(a) The table does not include Executive Continuity Award tandem options described below. No fair value is assigned to these options under SFAS No.
     123. The tandem restricted shares accompanying these options are expensed over their vesting period.

(b) The table does include options outstanding under two acquired company plans under which options may no longer be granted.

  The following table summarizes information about stock options outstanding at December 31, 2000:

--------------------------------------------------------------------------------
                                               Outstanding and Exercisable
                                          --------------------------------------
                                                        Weighted     Weighted
                                                         Average      Average
                                              Options  Remaining     Exercise
Range of Exercise Prices                  Outstanding       Life        Price
--------------------------------------------------------------------------------
$25.79-$29.87                               5,211,154       9.7        $29.30
$30.00-$41.00                               5,484,960       5.1        $35.90
$41.12-$46.00                               4,750,379       6.6        $43.82
$46.06-$57.38                               4,042,725       3.3        $52.43
$57.43-$69.63                               4,373,760       8.5        $59.27

Performance-Based Restricted Shares

Under the Restricted Performance Share Plan, contingent awards of International Paper's common stock are granted by the Committee. Awards are earned on the basis of International Paper's financial performance over a period of consecutive calendar years as determined by the Committee. The Restricted Performance Share Plan in effect at the beginning of 1999 was cancelled during 1999. Prior to the amended plan, which commences in January 2001, a one-time Transitional Performance Unit Plan has been in effect since July 1, 1999, which provides a cash award upon successful achievement of pre-established performance criteria.

  The following summarizes the activity of all performance-based plans for the three years ending December 31, 2000:

--------------------------------------------------------------------------------
                                                                         Shares
--------------------------------------------------------------------------------
Outstanding at January 1, 1998                                        1,161,069
  Granted                                                               330,656
  Issued                                                               (156,935)
  Forfeited                                                             (50,100)
                                                                     ----------

Outstanding at December 31, 1998                                      1,284,690
  Granted                                                                95,035
  Issued                                                               (227,553)
  Forfeited(a)                                                       (1,067,153)
                                                                     ----------

Outstanding at December 31, 1999                                         85,019
  Granted                                                                     -
  Issued                                                                (26,537)
  Forfeited                                                             (58,482)
                                                                     ----------

Outstanding at December 31, 2000                                              -
                                                                     ==========

(a) Includes 974,734 shares forfeited under the Restricted Performance Share Plan in 1999.

                                      Notes to Consolidated Financial Statements

Executive Continuity Award Plan

The Executive Continuity Award Plan provides for the granting of tandem awards of restricted stock and/or nonqualified stock options to key executives. Grants are restricted and awards conditioned on attainment of specified age and years of service requirements. Awarding of a tandem stock option results in the cancellation of the related restricted shares.

  The following summarizes the activity of the Executive Continuity Award Plan for the three years ending December 31, 2000:

--------------------------------------------------------------------------------
                                                                         Shares
--------------------------------------------------------------------------------
Outstanding at January 1, 1998                                          580,258
  Granted                                                                24,000
  Issued                                                                 (5,500)
  Forfeited                                                              (5,000)
                                                                       --------

Outstanding at December 31, 1998                                        593,758
  Granted                                                                71,900
  Issued                                                                (65,412)
  Forfeited(a)                                                          (89,390)
                                                                       --------

Outstanding at December 31, 1999                                        510,856
  Granted                                                                76,165
  Issued                                                                (18,303)
  Forfeited(a)                                                         (112,000)
                                                                       --------

Outstanding at December 31, 2000                                        456,718
                                                                       ========

(a) Includes restricted shares cancelled when tandem stock options were awarded. 560,000 and 440,000 tandem options were awarded in 2000 and 1999, respectively.

  At December 31, 2000 and 1999, a total of 22.5 million and 30.1 million shares, respectively, were available for grant under the Long-Term Incentive Compensation Plan. In 1999, shareholders approved an additional 25.5 million shares to be made available for grant, with 3 million of these shares reserved specifically for the granting of restricted stock. No additional shares were made available during 2000. A total of 4.2 million shares were available for the granting of restricted stock as of December 31, 2000 and 1999.

  The compensation cost charged to earnings for all the incentive plans was $28 million, $3 million and $15 million for 2000, 1999 and 1998, respectively. Earnings in 1999 included income of $20 million recognized upon cancellation of a majority of the awards under the Restricted Performance Share Plan.

  Had compensation cost for International Paper's stock-based compensation plans been determined consistent with the provisions of SFAS No. 123, its net earnings, earnings per common share and earnings per common share--assuming dilution would have been reduced to the pro forma amounts indicated below:

--------------------------------------------------------------------------------

In millions, except per share amounts             2000         1999         1998
--------------------------------------------------------------------------------
Net Earnings
  As reported                                    $ 142        $ 183        $ 247
  Pro forma                                        104          152          223
Earnings Per Common Share
  As reported                                    $0.32        $0.44        $0.60
  Pro forma                                       0.23         0.37         0.54
Earnings Per Common Share--
 assuming dilution
  As reported                                    $0.32        $0.44        $0.60
  Pro forma                                       0.23         0.37         0.54

  The effect on 2000, 1999 and 1998 pro forma net earnings, earnings per common share and earnings per common share--assuming dilution of expensing the estimated fair market value of stock options is not necessarily representative of the effect on reported earnings for future years due to the vesting period of stock options and the potential for issuance of additional stock options in future years.

19 Subsequent Events
--------------------------------------------------------------------------------

As of March 1, 2001 the dispositions of certain businesses discussed in Note 7-Businesses Held for Sale were completed. Zanders, the Argentine businesses and the Hamilton mill were sold for approximately $130 million. In addition, the oil and gas interests were conveyed to a third party for approximately $260 million.

  On February 15, 2001, International Paper announced that an agreement was reached to sell approximately 265,000 acres of forestlands in the state of Washington for approximately $500 million.

Six-Year Financial Summary                                   International Paper

-----------------------------------------------------------------------------------------------------------------------------
Dollar amounts in millions, except per share amounts and
stock prices                                                2000          1999         1998        1997        1996      1995
-----------------------------------------------------------------------------------------------------------------------------
Results of Operations
Net sales                                               $ 28,180       $24,573      $23,979    $ 24,556    $ 24,182   $24,140
Costs and expenses, excluding interest                    26,675        23,620       23,039      23,976      23,193    20,791
Earnings before income taxes, minority
  interest and extraordinary items                           723(a)        448(c)       429(e)      143(f)      939(g)  2,742
Minority interest expense, net of taxes                      238(a)        163(c)        87(e)      140(f)      180(g)    166
Extraordinary items                                         (226)(b)       (16)(d)        -           -           -         -
Net earnings (loss)                                          142(a,b)      183(c,d)     247(e)      (80)(f)     379(g)  1,595
Earnings (loss) applicable to common shares                  142(a,b)      183(c,d)     247(e)      (80)(f)     379(g)  1,595
                                                        --------       -------      -------    --------    --------   -------

Financial Position
Working capital                                         $  3,042       $ 2,859      $ 2,675    $  1,476    $    454   $ 1,471
Plants, properties and equipment, net                     16,011        14,381       15,320      15,707      16,570    14,347
Forestlands                                                5,966         2,921        3,093       3,273       3,637     3,030
Total assets                                              42,109        30,268       31,466      31,971      33,357    28,838
Long-term debt                                            12,648         7,520        7,697       8,521       7,943     7,144
Common shareholders' equity                               12,034        10,304       10,738      10,647      11,349     9,837
                                                        --------       -------      -------    --------    --------   -------

Per Share of Common Stock--
Assuming No Dilution(i)
Earnings (loss) before extraordinary items              $   0.82       $  0.48      $  0.60    $  (0.20)   $   0.95   $  4.41
Extraordinary items                                        (0.50)        (0.04)           -           -           -         -
Earnings (loss)                                             0.32          0.44         0.60       (0.20)       0.95      4.41
Cash dividends                                              1.00          1.01         1.05        1.05        1.05      0.98
Common shareholders' equity                                24.85         24.85        25.99       26.10       27.95     26.73
                                                        --------       -------      -------    --------    --------   -------
Common Stock Prices(i)
High                                                    60             59 1/2       55 1/4       61          44 5/8    45 3/4
Low                                                     26 5/16        39 1/2       35 1/2       38 5/8      35 5/8    34 1/8
Year-end                                                40 13/16       56 7/16      44 13/16     43 1/8      40 1/2    37 7/8
                                                        --------       -------      -------    --------    --------   -------
Financial Ratios
Current ratio                                                1.4          1.7          1.6         1.3          1.1       1.3
Total debt to capital ratio                                 49.3         38.1         39.0        46.1         45.6      43.7
Return on equity                                             1.2(a,b,h)   1.7(c,d,h)   2.3(e,h)   (0.7)(f,h)    3.4(g)   17.6
Return on investment before extraordinary items              3.3(a,h)     2.6(c,d,h)   2.5(e,h)    1.5(f,h)     3.3(g)    9.0
                                                        --------      -------       -------    --------    --------   -------
Capital Expenditures                                    $  1,352      $ 1,139       $ 1,322    $  1,448    $  1,780   $ 1,785
                                                        --------      -------       -------    --------    --------   -------
Number of Employees                                      112,900       98,700        98,300     100,900     106,300    99,800
                                                        ========      =======       =======    ========    ========   =======

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

Return on investment--earnings before income taxes, minority interest and extraordinary items, less after-tax interest expense, divided by an average of total assets minus accounts payable and accrued liabilities (computed monthly).

                                                      Six-Year Financial Summary


Footnotes to Six-Year Financial Summary

(a) Includes a $54 million pre-tax charge ($33 million after taxes) for merger related expenses, a $125 million pre-tax charge ($80 million after taxes) for additional Masonite legal reserves, an $824 million charge before taxes and minority interest ($509 million after taxes and minority interest) for asset shutdowns and a $34 million pre-tax credit ($21 million after taxes) for the reversals of reserves no longer required.

(b) Includes an extraordinary gain of $385 million before taxes and minority interest ($134 million after taxes and minority interest) on the sale of International Paper's investment in Scitex and Carter Holt Harvey's sale of its share of COPEC, an extraordinary loss of $460 million before taxes ($310 million after taxes) related to the impairment of the Zanders and Masonite businesses to be sold, an extraordinary gain before taxes and minority interest of $368 million ($183 million after taxes and minority interest) related to the sale of Bush Boake Allen, an extraordinary loss of $5 million before taxes and minority interest ($2 million after taxes and minority interest) related to Carter Holt Harvey's sale of its Plastics division, and an extraordinary pre-tax charge of $373 million ($231 million after taxes) related to impairments of the Argentine investments, as well as the Chemical Cellulose pulp business and Fine Papers businesses to be sold.

(c) Includes a $148 million pre-tax charge ($97 million after taxes) for Union Camp merger-related termination benefits, a $107 million pre-tax charge ($78 million after taxes) for merger-related expenses, a $298 million pre-tax charge ($180 million after taxes and minority interest) for asset shutdowns of excess internal capacity and cost reduction actions, a $10 million pre-tax charge ($6 million after taxes) to increase existing environmental remediation reserves related to certain former Union Camp facilities, a $30 million pre-tax charge ($18 million after taxes) to increase existing legal reserves and a $36 million pre-tax credit ($27 million after taxes) for the reversals of reserves that were no longer required.

(d) Includes an extraordinary loss of $26 million before taxes ($16 million after taxes) for the extinguishment of high-interest debt that was assumed in the merger with Union Camp.

(e) Includes a $20 million pre-tax gain ($12 million after taxes) on the sale of the Veratec nonwovens business, an $83 million pre-tax credit ($50 million after taxes) from the reversals of previously established reserves that were no longer required, a $111 million pre-tax charge ($68 million after taxes) for the impairment of oil and gas reserves due to low prices, a $145 million pre-tax restructuring and asset impairment charge ($82 million after taxes and minority interest expense) and $16 million of pre-tax charges ($10 million after taxes) related to International Paper's share of charges taken by Scitex, a 13% investee company, for the write-off of in-process research and development related to an acquisition and costs to exit the digital video business.

(f) Includes a pre-tax business improvement charge of $535 million ($385 million after taxes), a $150 million pre-tax provision for legal reserve ($93 million after taxes), a pre-tax charge of $125 million ($80 million after taxes) for anticipated losses associated with the sale of the Imaging businesses, and a pre-tax gain of $170 million ($97 million after taxes and minority interest) from the redemption of certain retained West Coast partnership interests and the release of a related debt guaranty.

(g) Includes a pre-tax restructuring and asset impairment charge of $554 million ($386 million after taxes), a $592 million pre-tax gain on the sale of a West Coast partnership interest ($336 million after taxes and minority interest), a $155 million pre-tax charge ($99 million after taxes) for the write-down of the investment in Scitex and a $10 million pre-tax charge ($6 million after taxes) for International Paper's share of a restructuring charge announced by Scitex in November 1996.

(h) Return on equity was 8.3% and return on investment was 5.3% in 2000 before special and extraordinary items. Return on equity was 5.2% and return on investment was 4.0% in 1999 before special and extraordinary items. Return on equity was 3.2% and return on investment was 2.8% in 1998 before special items. Return on equity was 3.4% and return on investment was 3.0% in 1997 before special items. Return on equity was 4.7% and return on investment was 3.8% in 1996 before special items.

(i) Per share data and common stock prices have been adjusted to reflect a two-for-one stock split in September 1995. All per share amounts are computed before the effects of dilutive securities.

Interim Financial Results (unaudited)                        International Paper


----------------------------------------------------------------------------------------------------------------
In millions, except per share amounts and stock prices    1st Quarter  2nd Quarter   3rd Quarter    4th Quarter
----------------------------------------------------------------------------------------------------------------
2000
Net Sales                                                 $6,371         $6,780        $7,801          $7,228
Gross Margin(a)                                            1,850          2,044         2,253           1,951
Earnings (Loss) Before Income Taxes,
  Minority Interest and Extraordinary Items                  435(b)         480(d)        311(e)         (503)(h)
Net Earnings (Loss)                                          378(b,c)       270(d)       (135)(e,f)      (371)(h,i)
Per Share of Common Stock
  Earnings (Loss)                                          $0.91          $0.64        $(0.38)(g)      $(0.85)(j)
  Earnings (Loss)--Assuming Dilution                        0.91           0.64         (0.38)(g)       (0.85)(j)
  Dividends                                                 0.25           0.25          0.25            0.25
Common Stock Prices
  High                                                     60             45 15/16     36 13/16        43
  Low                                                      32 7/8         29  9/16     27              26 5/16

1999
Net Sales                                                 $6,032         $5,996        $6,251          $6,294
Gross Margin(a)                                            1,497          1,619         1,690           1,807
Earnings (Loss) Before Income Taxes,
  Minority Interest and Extraordinary Items                   94            (36)(k)       242(l)          148(m)
Net Earnings (Loss)                                           32            (71)(k)       142(l)           80(m)
Per Share of Common Stock
  Earnings (Loss)                                          $0.08         $(0.17)        $0.34           $0.19
  Earnings (Loss)--Assuming Dilution                        0.08          (0.17)         0.34            0.19
  Dividends                                                 0.26           0.25          0.25            0.25
Common Stock Prices
  High                                                     47 1/4        59   1/2       56  1/16        57 11/16
  Low                                                      39 1/2        42 11/16       46 15/16        43  9/16

------------------------------------------------------------------------
In millions, except per share amounts and stock prices     Year
------------------------------------------------------------------------
2000
Net Sales                                                $28,180
Gross Margin(a)                                            8,098
Earnings (Loss) Before Income Taxes,
  Minority Interest and Extraordinary Items                  723(b,d,e,h)
Net Earnings (Loss)                                          142(b-f,h,i)
Per Share of Common Stock
  Earnings (Loss)                                          $0.32
  Earnings (Loss)--Assuming Dilution                        0.32
  Dividends                                                 1.00
Common Stock Prices
  High                                                     60
  Low                                                      26 5/16

1999

Net Sales                                                $24,573
Gross Margin(a)                                            6,613
Earnings (Loss) Before Income Taxes,
  Minority Interest and Extraordinary Items                  448(k,l,m)
Net Earnings (Loss)                                          183(k,l,m)
Per Share of Common Stock
  Earnings (Loss)                                          $0.44
  Earnings (Loss)--Assuming Dilution                        0.44
  Dividends                                                 1.01
Common Stock Prices
  High                                                     59 1/2
  Low                                                      39 1/2

                                                       Interim Financial Results

Footnotes to Interim Financial Results

(a)  Gross margin represents net sales less cost of products sold.

(b) Includes an $8 million pre-tax charge ($5 million after taxes) for Union Camp merger integration costs.

(c) Includes an extraordinary gain of $385 million before taxes and minority interest ($134 million after taxes and minority interest) on the sale of International Paper's investment in Scitex and Carter Holt Harvey's sale of its share of COPEC.

(d) Includes a $4 million pre-tax charge ($3 million after taxes) for merger-related costs and a $71 million pre-tax charge ($42 million after taxes and minority interest) for asset shutdowns of excess internal capacity and cost reduction actions.

(e) Includes a $15 million pre-tax charge ($9 million after taxes) for merger-related expenses, a $6 million pre-tax credit ($4 million after taxes) for the reversal of merger-related termination benefits reserves no longer required, and a $125 million pre-tax charge ($80 million after taxes) for additional Masonite legal reserves.

(f) Includes an extraordinary loss of $460 million before taxes ($310 million after taxes) related to the impairment of the Zanders and Masonite businesses to be sold.

(g) In order for the 2000 third quarter earnings per share to add up to the year-to-date earnings per share, a loss of $.38 per share is required. On the basis of the weighted-average number of shares outstanding for the third quarter, the loss per share was $.28. The difference between the two calculations relates to the 68.7 million shares that were issued in connection with the Champion acquisition.

(h) Includes a $27 million pre-tax charge ($16 million after taxes) for Union Camp and Champion merger-related items, a charge of $753 million before taxes and minority interest ($467 million after taxes and minority interest) for shutdown and restructuring reserves, and a $28 million pre-tax credit ($17 million after taxes) for the reversals of reserves no longer required.

(i) Includes an extraordinary pre-tax gain of $368 million ($183 million after taxes) related to the sale of Bush Boake Allen. Also included is an extraordinary loss of $5 million before taxes and minority interest ($2 million after taxes and minority interest) related to Carter Holt Harvey's sale of its Plastics division, and an extraordinary pre-tax charge of $373 million ($231 million after taxes) related to impairments of the Argentine investments, as well as the Chemical Cellulose pulp business and Fine Papers businesses to be sold.

(j) In order for the year-to-date earnings per share to equal the sum of the quarters, a loss of $.85 is required in the fourth quarter. On the basis of the weighted-average shares outstanding for the fourth quarter, the loss per share was $.77. The difference between the two calculations relates to the 68.7 million shares that were issued in connection with the Champion acquisition.

(k) Includes a $98 million pre-tax charge ($67 million after taxes) for Union Camp merger-related termination benefits, a $59 million pre-tax charge ($49 million after taxes) for other Union Camp merger-related expenses, a $113 million pre-tax charge ($69 million after taxes) for asset shutdowns of excess internal capacity and cost reduction actions, and a $36 million pre-tax credit ($27 million after taxes) for the reversals of reserves that were no longer required.

(l) Includes a $50 million pre-tax charge ($30 million after taxes) for Union Camp merger-related termination benefits, an $18 million pre-tax charge ($11 million after taxes) for other Union Camp merger-related expenses, and a $10 million pre-tax charge ($6 million after taxes) to increase existing environmental remediation reserves related to certain former Union Camp facilities.

(m) Includes a $185 million pre-tax charge ($111 million after taxes and minority interest) for asset shutdowns of excess internal capacity and cost reduction actions, a $30 million pre-tax charge ($18 million after taxes) for merger-related expenses, and a $30 million pre-tax charge ($18 million after taxes) to increase existing legal reserves.

Shareholder Information


Corporate Headquarters

International Paper Company
400 Atlantic Street
Stamford, CT 06921
203-541-8000


Annual Meeting

The next annual meeting of shareholders will be held at 8:30 a.m., Tuesday, May 8, 2001 at the Manhattanville College, Purchase, New York.


Transfer Agent

For services regarding your account such as change of address, lost certificates or dividend checks, change in registered ownership, or the dividend reinvestment program, write or call:

Mellon Investor Services, LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
1-800-678-8715


Stock Exchange Listings

Common shares (symbol: IP) are traded on the following exchanges: New York, Montreal, Swiss and Amsterdam. International Paper options are traded on the Chicago Board of Options Exchange.


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


Independent Public Accountants

Arthur Andersen LLP
1345 Avenue of the Americas
New York, NY 10105


Reports and Publications

Additional copies of this annual report, SEC filings and other publications are available by calling 1-800-332-8146 or writing to the Investor Relations department at corporate headquarters. Copies of our most recent environment, health and safety report are available by calling 1-800-654-3889 or 901-387-5555. Additional information is also available on our Web site, http://www.internationalpaper.com.


Investor Relations

Investors desiring further information about International Paper should contact the Investor Relations department at corporate headquarters, 203-541-8625.


Credits

Papers used in this report--Cover: Carolina, 8 pt. C2S, made by our employees at the Riegelwood, N.C., Mill. Text: pages 1-4, Preference Dull, 80 lb. text, made by our employees at the Quinnesec, Mich., Mill; pages 5-68, Beckett Expression, 70 lb. text, Snow, made by our employees at the Erie, Pa., Mill.

Designed by Inside Out Design, New York, in collaboration with Stephen Loges Graphic Design, New York. Photo of Mr. Dillon by Keith Renard, Memphis. Printed by Sandy Alexander, Clifton, N.J.

Products and brand designations appearing in italics are trademarks of International Paper or a related company.

'c'2001 International Paper Company. All rights reserved.

Directors


Peter I. Bijur                        W. Craig McClelland                 Board Committees
Former Chairman and                   Former Chairman and
Chief Executive Officer               Chief Executive Officer             Audit and Finance Committee
Texaco Inc.                           Union Camp Corporation              Charles R. Shoemate, Chair
                                                                          Peter I. Bijur
John T. Dillon                        Donald F. McHenry                   Samir G. Gibara
Chairman and                          Distinguished                       James A. Henderson
Chief Executive Officer               Professor of Diplomacy              Robert D. Kennedy
International Paper                   Georgetown University
                                                                          Management Development and
Robert J. Eaton                       Patrick F. Noonan                   Compensation Committee
Former Chairman of the                Chairman and                        Robert J. Eaton, Chair
Board of Management                   Chief Executive Officer             Peter I. Bijur
DaimlerChrysler AG                    The Conservation Fund               James A. Henderson
                                                                          Robert D. Kennedy
Samir G. Gibara                       Jane C. Pfeiffer                    Donald F. McHenry
Chairman and                          Management Consultant               Charles R. Shoemate
Chief Executive Officer
The Goodyear Tire &                   Jeremiah J. Sheehan                 Governance Committee
Rubber Company                        Former Chairman and                 Donald F. McHenry, Chair
                                      Chief Executive Officer             Robert J. Eaton
James A. Henderson                    Reynolds Metals Company             Samir G. Gibara
Former Chairman and                                                       John R. Kennedy
Chief Executive Officer               Charles R. Shoemate                 Patrick F. Noonan
Cummins Engine Company                Former Chairman, President and      Jane C. Pfeiffer
                                      Chief Executive Officer             Jeremiah J. Sheehan
John R. Kennedy                       Bestfoods
Former President and                                                      Public Policy and Environment
Chief Executive Officer               C. Wesley Smith                     Committee
Federal Paper Board Company, Inc.     Executive Vice President            Patrick F. Noonan, Chair
                                      International Paper                 John R. Kennedy
Robert D. Kennedy                                                         W. Craig McClelland
Former Chairman and                                                       Jane C. Pfeiffer
Chief Executive Officer                                                   Jeremiah J. Sheehan
Union Carbide Corporation                                                 C. Wesley Smith

                                                                          Executive Committee
                                                                          John T. Dillon, Chair
                                                                          Donald F. McHenry
                                                                          Charles R. Shoemate

Senior Leadership

John T. Dillon                   William H. Slowikowski            William Hoel                        Matthew Mitchell
Chairman and                     Senior Vice President             Vice President                      Corporate Auditor
Chief Executive Officer          Consumer Packaging                Panels & Engineered
                                                                   Wood Products                       Jean-Philippe Montel
Robert M. Amen                   Manco Snapp                                                           Chairman
Executive Vice President         Senior Vice President             Newell E. Holt                      IP S.A., France
                                 Building Materials                Vice President
John V. Faraci                                                     Bleached Board                      Karl W. Moore
Executive Vice President &       Dennis Thomas                                                         Director, Finance
Chief Financial Officer          Senior Vice President             Robert M. Hunkeler                  IP Europe
                                 Public Affairs                    Vice President
James P. Melican                 and Communications                Investments                         Maximo Pacheco
Executive Vice President                                                                               President
                                 David A. Bailey                   Ernest James                        International Paper
David W. Oskin                   Managing Director                 Vice President                      Latin America
Executive Vice President         European Papers East              Corporate Sales
                                                                                                       Deborah Parr
Marianne M. Parrs                John N. Balboni                   Thomas C. Jorling                   Vice President
Executive Vice President         Vice President                    Vice President                      People Development
                                 e-Business                        Environmental Affairs, Health
C. Wesley Smith                                                    & Safety                            Carol L. Roberts
Executive Vice President         H. Wayne Brafford                                                     Vice President
                                 Vice President                    Thomas Kadien                       Industrial Packaging
Michael J. Balduino              Converting, Specialty             Vice President
Senior Vice President            & Pulp                            Commercial Printing &               David L. Robinson
Sales and Marketing                                                Fine Papers                         Vice President
                                 Dennis J. Colley                                                      Industrial Packaging
Jerome N. Carter                 Vice President                    Paul Karre
Senior Vice President            Industrial Packaging              Vice President                      Ethel Scully
Human Resources                                                    Human Resources                     Vice President
                                 William P. Crawford                                                   Corporate Marketing
Thomas E. Costello               Vice President                    Jeffrey F. Kass
Senior Vice President            Logistics                         Vice President                      Marc Shore
Distribution                                                       Strategic Planning                  President
                                 Hans-Peter Daroczi                                                    Shorewood Packaging
Charles H. Greiner               Vice President                    Timothy P. Keneally
Senior Vice President            International Container           Vice President                      Bennie R. Smith
Printing & Communications                                          Industrial Packaging Performance    Vice President
Papers                           Art Douville                      & Packaging Systems                 Industrial Packaging
                                 Executive Vice President
Paul Herbert                     xpedx                             Walter Klein                        Barbara L. Smithers
President                                                          Vice President                      Vice President and
IP Europe                        C. Cato Ealy                      Strategic Planning                  Corporate Secretary
                                 Vice President
Newland Lesko                    Business Development and          Ken Krieg                           Peter M. Springford
Senior Vice President            Planning                          Vice President                      President
Industrial Packaging                                               Office and Consumer Papers          International Paper Asia
                                 Odair Garcia
William B. Lytton                President & Executive Director    Austin Lance                        Larry J. Stowell
Senior Vice President &          IP Brazil                         Vice President                      Vice President
General Counsel                                                    Coated & SC Papers Operations       Arizona Chemical
                                 Thomas E. Gestrich
George A. O'Brien                Vice President                    Peter F. Lee                        Tobin J. Treichel
Senior Vice President            Beverage Packaging                Vice President                      Vice President
Forest Resources                                                   Research & Development              Finance
                                 Jeff Hearn
Richard B. Phillips              President & CEO                   Andrew R. Lessin                    Carol S. Tutundgy
Senior Vice President            Weldwood of Canada Limited        Vice President                      Vice President
Technology                                                         Finance                             Investor Relations
                                 Barry Hentz
LH Puckett                       Vice President                    Art McGowen                         Lyn M. Withey
Senior Vice President            Foodservice Business              Vice President                      Vice President
Coated & SC Papers                                                 Lumber Products                     Public Affairs

J. Chris Scalet                                                    Gerald C. Marterer
Senior Vice President and                                          Vice President
Chief Information Officer                                          Industrial Papers

Offices

Corporate Headquarters
400 Atlantic Street
Stamford, CT  06921
1-203-541-8000

Operational Headquarters
6400 Poplar Avenue
Memphis, TN  38197
1-901-763-6000

European Coordination Center
International Paper
Chaussee de la Hulpe, 166
1170 Brussels, Belgium
32-2-774-1211

International Paper Asia
1201-1203 Central Plaza
18 Harbour Road
Wanchai, Hong Kong
852-2824-3000

International Paper Latin America
Miraflores 222, Piso 13
Santiago, Chile
56-2638-3585

Forest Products
Forest Resources, Lumber Products
and Panels & Engineered Wood
Products
1201 West Lathrop Avenue
Savannah, GA  31415
1-912-238-6000

xpedx-Distribution
50 East River Center Boulevard
Suite 700
Covington, KY  41011
1-859-655-2000

Ace Packaging
7986 N. Telegraph Road
Newport, MI  48166
1-734-586-9800

Shorewood Packaging
277 Park Avenue, 30th Fl
New York, NY  10172
1-212-508-5693

Weldwood of Canada Limited
1055 West Hastings Street
Vancouver, British Columbia
1-604-687-7366

Carter Holt Harvey
640 Great South Road
Manukau City
Auckland, New Zealand
64-9-262-6000

[INTERNATIONAL PAPER LOGO]


                       400 Atlantic Street
                       Stamford, CT 06921
                       203-541-8000
                       www.internationalpaper.com

                       Equal Opportunity Employer (M/F/D/V)