Form 10-K/A, Exhibit 13
period 2001-12-31
INTERNATIONAL PAPER CO /NEW/
filed 2002-01-16
CIK 51434

EXHIBIT 13




                           International Paper [Logo]


                                      2000


                                 ANNUAL REPORT

Financial Highlights                                         International Paper


--------------------------------------------------------------------------------------------------
Dollar amounts and shares in millions, except per share amounts                 2000          1999
--------------------------------------------------------------------------------------------------
Financial Summary
Net Sales                                                                    $28,180       $24,573
Operating Profit                                                               2,712  (a)    1,808  (a)
Earnings Before Income Taxes, Minority Interest and Extraordinary Items          723  (b)      448  (d)
Net Earnings                                                                     142  (b,c)    183  (d,e)
Total Assets                                                                  42,109        30,268
Common Shareholders' Equity                                                   12,034        10,304
Return on Investment Before Extraordinary Items                                  3.3% (b)      2.6% (d)
Return on Investment Before Special and Extraordinary Items                      5.3%          4.0%

Per Share of Common Stock
Earnings Before Extraordinary Items                                          $  0.82  (b)  $  0.48  (d)
Earnings--Assuming Dilution                                                     0.32  (b,c)   0.44  (d,e)
Cash Dividends                                                                  1.00          1.01  (f)
Common Shareholders'Equity                                                     24.85         24.85

Shareholder Profile
Shareholders of Record at December 31                                         39,486        32,881
Shares Outstanding at December 31                                              484.2         414.6
Average Shares Outstanding                                                     449.6         413.0


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


Industry Segment Results
--------------------------------------------------------------------------------


Printing Papers

     Printing Papers posted sales of $8.0 billion compared with $5.8 billion in 1999 and 1998. About $2.0 billion of the increase in sales was a result of the Champion acquisition. Operating profit rose to $959 million in 2000 from $254 million in 1999 and $178 million in 1998, due mainly to contributions from Champion in the second half of 2000. Excluding Champion, operating profit increased 170% over 1999 due to significant price improvements (approximately 60% of the increase), favorable mix (approximately 20% of the increase) and cost reduction actions (approximately 20% of the increase).

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

Management's Discussion and Analysis


Industrial and Consumer Packaging

     Industrial and Consumer Packaging sales totaled $7.6 billion in 2000, 9% better than the two previous years'sales of $7.0 billion. Operating profit of $773 million in 2000 improved 38% from the $562 million of 1999, mainly due to additional benefits from synergies realized from the Union Camp merger (approximately 40% of the improvement) and manufacturing and commercial initiatives implemented across all of the businesses (approximately 60% of the improvement). Improved pricing during the first half of the year was offset by softer second half demand that resulted in significant mill production slowdowns to match our supply with demand. Higher fourth quarter energy costs also adversely affected results. Sales were $7.0 billion in 1998 and operating profit was $334 million.

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


     Industrial Packaging revenues were $4.0 billion in 2000, up from $3.8 billion the previous year and $3.7 billion in 1998. Profits in 2000 improved 67% over 1999, after substantial improvement from 1998. While improved pricing benefited operating results, internal initiatives (approximately 60% of the improvement) coupled with further savings from the Union Camp merger and the 2000 acquisition of Champion (approximately 40% of the improvement) were the major reasons for the year-to-year profit gains. Demand remained healthy through the first half of 2000, but weakened progressively over the balance of the year. Domestic box shipments were about the same as 1999, but were slightly better than experienced across the industry despite the closure of four unprofitable facilities during the year. Second half mill production cutbacks were necessary to counter the market softness. Published domestic linerboard prices, after increasing in February, remained steady through the remainder of the year despite softer demand. Markets for our European converting operations improved during 2000, with volumes slightly better than 1999. The strong U.S. dollar, however, adversely impacted results reported by our non-U.S. operations, and detracted from our competitiveness in containerboard export markets. The inclusion of Champion's Roanoke Rapids, North Carolina, manufacturing facility in the second half of 2000 also contributed to the year-over-year earnings improvement.

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


Forest Products

     Forest Products sales were $3.5 billion, up from $3.2 billion in 1999 and $2.9 billion in 1998. Operating profit in 2000 of $602 million was down from $724 million in 1999 and $622 million in 1998. This decline was attributable to lower average building materials prices (approximately 95% of the decline) and sales volumes (approximately 5% of the decline).

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


     Carter Holt Harvey's segment sales were $1.7 billion in 2000 compared with $1.6 billion in 1999 and $1.5 billion in 1998. Operating profit of $71 million was up over 80% from the $39 million in 1999 and more than triple the $20 million reported in 1998. The increase was mainly due to improved demand in Asia and Australia (approximately 10% of the increase), improved operational performance at the Kinleith pulp and paper mill (approximately 30% of the increase), increased harvest volumes (approximately 10% of the increase) and added contribution from an Australian panels business acquired in May 2000 (approximately 50% of the increase).

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

        Other also includes $5 million related to the indefinite closure of Carter Holt Harvey's Mataura paper mill. This charge included $3 million of severance costs covering the termination of 158 employees and $2 million of other cash costs. At December 31, 2000, all 158 employees had been terminated.

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
                                                 ====       ====       ====

(a) The Printing Papers business announced the indefinite shutdown of the Mobile, Alabama mill and the Lock Haven, Pennsylvania mill. The announcement was in conjunction with the business's plan to realign and rationalize papermaking capacity to benefit future operations. Charges associated with the Mobile shutdown included $223 million to write assets down to their salvage value, $31 million of severance costs covering the termination of 760 employees, and other exit costs of $41 million. The Mobile mill had revenues of $274 million, $287 million and $258 million in 2000, 1999 and 1998, respectively. This mill had operating earnings of $34 million and $8 million in 2000 and 1999, respectively, and an operating loss of $43 million in 1998. Charges associated with the Lock Haven shutdown included $70 million to write the assets down to their salvage value, $16 million of severance costs covering the termination of 589 employees, and other exit costs of $15 million. The Lock Haven mill had revenues of $267 million in 2000 and $225 million in each of 1999 and 1998. This mill had an operating loss of $21 million in 2000, and operating earnings of $12 million and $27 million in 1999 and 1998, respectively.

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

(c) The Industrial Packaging business charge of $160 million is related to the shutdown of the Camden, Arkansas mill, the shutdown of the Pedemonte, Italy container plant and the write-down of the Walsum No. 10 paper machine. The Camden mill, which produced unbleached kraft and multi-wall paper, was closed due to the declining kraft paper market, excess internal capacity and shrinking customer demand. The mill's assets were written down $102 million to their salvage value, and severance costs of $24 million were recorded to cover the termination of 613 employees. Other exit costs totaled $15 million. The Camden mill had revenues of $151 million, $162 million and $153 million and operating earnings of $14 million, $22 million and $18 million in 2000, 1999 and 1998, respectively. Charges associated with the Pedemonte plant shutdown included $2 million of asset write-downs, $3 million of severance costs covering the termination of 83 employees, and $4 million of other exit costs. The Pedemonte plant had revenues of $9 million, $11 million and $15 million in 2000, 1999 and 1998, respectively. This plant had operating losses of $2 million in 2000 and 1999 and $1 million in 1998. The business also wrote down the Walsum No. 10 paper machine acquired in the Union Camp merger by $10 million to its estimated fair market value.

(d) The Chemicals and Petroleum business charge of $34 million was related to the announced shutdown of the Oakdale, Louisiana plant. This is part of the business's Asset Rationalization Program to increase earnings, improve plant efficiencies and reduce excess internal capacity. A portion of the facility was shut down at the end of 2000, with the remainder to be closed by the end of 2001. The charge included $16 million to write the assets down to their estimated fair market value of zero, $1 million of severance costs covering the termination of 61 employees, and $17 million of other exit costs. The Oakdale plant had revenues of $31 million, $30 million and $32 million and operating earnings of $3 million, zero and $6 million in 2000, 1999 and 1998, respectively.

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

(c) This charge primarily consisted of a $15 million asset write-down associated with the shutdown of two Carter Holt Harvey facilities, Myrtleford and Taupo. Myrtleford, a tissue pulp mill located in Australia, was closed due to excess capacity in its tissue pulp system. Carter Holt Harvey will be able to produce the volume at lower costs at its Kawerau tissue pulp mill located in New Zealand. Carter Holt Harvey also closed the Taupo, New Zealand

                                            Management's Discussion and Analysis

    sawmill due to excess capacity in its sawmill system as the result of recent productivity improvements. The $3 million severance charge represented the cost of terminating 236 employees. At December 31, 1999, all 236 employees had been terminated. International Paper's consolidated financial statements included revenues of $21 million and operating income of $1 million from these facilities in 1998.

(d) Management shut down the Gardiner, Oregon mill because of excess capacity in International Paper's containerboard system. As a result, the net plant, property and equipment assets of this mill were reduced from $13 million to the estimated salvage value of $5 million. In connection with this decision to close, 298 employees at the mill were terminated and a $7 million severance charge was recorded. This mill had revenues of $78 million and operating losses of $16 million in 1998.

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

Ongoing Profit Improvement Review and Potential for Future Charges and
Impairments

International Paper continually evaluates its operations for opportunities for improvement. These evaluations are targeted to (a) focus our portfolio on our core businesses of paper, packaging and forest products, (b) operate fewer facilities with the same revenue capability, (c) reduce costs, and (d) rationalize and realign capacity. Annually, operating plans are developed by each of our businesses to ensure that facilities will achieve a return at least equal to their cost of capital over an economic cycle. If it subsequently becomes apparent that a facility's operating plan will not be achieved, a decision is then made to either (a) shut down the facility and record the corresponding charge, or (b) evaluate the expected recovery of the carrying value of the facility to determine if an impairment of the asset value of the facility has occurred under Statement of Financial Accounting Standards No. 121.

     In recent years, this policy has led to the shut down of a number of facilities and the recording of significant asset impairment charges and severance costs. As this profit improvement initiative is ongoing, it is possible that significant additional charges and costs will be incurred in future periods in our core businesses should such triggering events occur.

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

Legal and Environmental Issues

International Paper is subject to extensive federal and state environmental regulation as well as similar regulations in all other jurisdictions in which we operate. Our continuing objectives are to: (1) control pollutants discharged into the air, water and groundwater to avoid adverse impacts on the environment,
(2) make continual improvements in environmental performance, and (3) maintain 100% compliance with applicable laws and regulations. A total of $190 million was spent in 2000 for capital projects to control environmental releases into the air and water, and to assure environmentally sound management and disposal of waste. We expect to spend approximately $136 million in 2001 for similar capital projects, including the costs to comply with the Environmental Protection Agency's (EPA) Cluster Rule regulations. Amounts to be spent for environmental control projects in future years will depend on new laws and regulations and changes in legal requirements and environmental concerns. Taking these uncertainties into account, our preliminary estimate for additional environmental appropriations during the year 2002 is approximately $164 million and during the year 2003 is approximately $143 million.

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

    Reserves for these matters total $92 million at December 31, 2000, net of expected future insurance recoveries of $43 million. This amount includes $25 million added to the reserve for hardboard siding claims in the fourth quarter of 1999 (some of which has now been paid to claimants) and an additional $125 million added to that reserve in the third quarter of 2000 to cover an expected shortfall, resulting primarily from a higher number of hardboard siding claims than anticipated. It is reasonably possible that the higher number of hardboard siding claims might be indicative of the need for one or more future additions to this reserve. While International Paper believes that the reserve balances established for these matters are adequate, and that additional amounts will be recovered from its insurance carriers in the future relating to these claims, International Paper is unable to estimate at this time the amount of additional charges, if any, that may be required for these matters in the future.

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

     For further information on the Masonite litigaiton, please see Note 11 to the financial statements.

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

Forestlands

At December 31, 2000, International Paper and its subsidiaries controlled about 12 million acres of forestlands in the U.S., 1.5 million acres in Brazil, 820,000 acres in New Zealand, and had, through licenses and forest management agreements, harvesting rights on government-owned timberlands in Canada. Forestlands include owned property as well as certain timber harvesting rights with terms of one or more years, and are stated at cost, less cost of timber harvested (COTH). Costs attributable to timber are charged against income as trees are cut. The rate charged is determined annually based on the relationship of incurred costs to estimated current volume. Cost of timber harvested is included in depreciation and amortization in the consolidated statement of earnings.

     Effective January 1, 1998, International Paper consolidated its accounting for forestlands in the southern United States into one COTH pool to parallel the manner in which the southern forestlands asset is managed internally, and to better reflect the homogeneous nature of the forest species across the South. Prior to this date, two COTH pools had been used. This change in accounting resulted in an increase in 1998 pretax income of approximately $11.7 million, or slightly less than $.02 per share. Due to the cumulative nature of the COTH computation, calculation of the cumulative effect of the accounting change as of the beginning of 1998, and disclosure of pro forma amounts for prior years, are not determinable.

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

          Other also includes $5 million related to the indefinite closure of Carter Holt Harvey's Mataura paper mill. This charge included $3 million of severance costs covering the termination of 158 employees and $2 million of other cash costs. At December 31, 2000, all 158 employees had been terminated.

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
                                           ====           ====        ====

(a) The Printing Papers business announced the shutdown of the Mobile, Alabama mill and the Lock Haven, Pennsylvania mill. The announcement was in conjunction with the business's plan to realign and rationalize papermaking capacity to benefit future operations. Charges associated with the Mobile shutdown included $223 million to write assets down to their salvage value, $31 million of severance costs covering the termination of 760 employees, and other exit costs of $41 million. The Mobile mill had revenues of $274 million, $287 million and $258 million in 2000, 1999 and 1998, respectively. This mill had operating earnings of $34 million and $8 million in 2000 and 1999, respectively, and an operating loss of $43 million in 1998. Charges associated with the Lock Haven shutdown included $70 million to write the assets down to their salvage value, $16 million of severance costs covering the termination of 589 employees, and other exit costs of $15 million. The Lock Haven mill had revenues of $267 million in 2000 and $225 million in each of 1999 and 1998. This mill had an operating loss of $21 million in 2000, and operating earnings of $12 million and $27 million in 1999 and 1998, respectively.

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

(c) The Industrial Packaging business charge of $160 million is related to the shutdown of the Camden, Arkansas mill, the shutdown of the Pedemonte, Italy container plant and the write-down of the Walsum No. 10 paper machine. The Camden mill, which produced unbleached kraft and multi-wall paper, was closed due to the declining kraft paper market, excess internal capacity and shrinking customer demand. The mill's assets were written down $102 million to their salvage value, and severance costs of $24 million were recorded to cover the termination of 613 employees. Other exit costs totaled $15 million. The Camden mill had revenues of $151 million, $162 million and $153 million and operating earnings of $14 million, $22 million and $18 million in 2000, 1999 and 1998, respectively. Charges associated with the Pedemonte plant shutdown included $2 million of asset write-downs, $3 million of severance costs covering the termination of 83 employees, and $4 million of other exit costs. The Pedemonte plant had revenues of $9 million, $11 million and $15 million in 2000, 1999 and 1998, respectively. This plant had operating losses of $2 million in 2000 and 1999 and $1 million in 1998. The business also wrote down the Walsum No. 10 paper machine acquired in the Union Camp merger by $10 million to its estimated fair market value.

(d) The Chemicals and Petroleum business charge of $34 million was related to the announced shutdown of the Oakdale, Louisiana plant. This is part of the business's Asset Rationalization Program to increase earnings, improve plant efficiencies and reduce excess internal capacity. A portion of the facility was shut down at the end of 2000, with the remainder to be closed by the end of 2001. The charge included $16 million to write the assets down to their estimated fair market value of zero, $1 million of severance costs covering the termination of 61 employees, and $17 million of other exit costs. The Oakdale plant had revenues of $31 million, $30 million and $32 million and operating earnings of $3 million, zero and $6 million in 2000, 1999 and 1998, respectively.

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

(c) This charge primarily consisted of a $15 million asset write-down associated with the shutdown of two Carter Holt Harvey facilities, Myrtleford and Taupo. Myrtleford, a tissue pulp mill located in Australia, was closed due to excess capacity in its tissue pulp system. Carter Holt Harvey will be able to produce the volume at lower costs at its Kawerau tissue pulp mill located in New Zealand. Carter Holt Harvey also closed the Taupo, New Zealand sawmill due to excess capacity in its sawmill system as the result of recent productivity improvements. The $3 million severance charge represented the cost of terminating 236 employees. At December 31, 1999, all 236 employees had been terminated. International Paper's consolidated financial statements included revenues of $21 million and operating income of $1 million from these facilities in 1998.

(d) Management shut down the Gardiner, Oregon mill because of excess capacity in International Paper's containerboard system. As a result, the net plant, property and equipment assets of this mill were reduced from $13 million to the estimated salvage value of $5 million. In connection with this decision to close, 298 employees at the mill were terminated and a $7 million severance charge was recorded. This mill had revenues of $78 million and operating losses of $16 million in 1998.

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

Notes to Consolidated Financial Statements


         In the third quarter of 2000, the assets of Masonite and Zanders were written down to their fair market values of approximately $520 million based on estimated sales proceeds. This resulted in an extraordinary pre-tax charge of $460 million ($310 million after taxes). In the fourth quarter of 2000, Fine Papers, the Chemical Cellulose pulp business and International Paper's Flexible Packaging businesses in Argentina (included in Other) were written down to their fair market values of approximately $230 million based on estimated sales proceeds, resulting in an extraordinary pre-tax charge of $373 million ($231 million after taxes). These charges are presented as extraordinary items, net of taxes, in the consolidated statement of earnings in accordance with the pooling-of-interests rules.

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

         See Note 19-Subsequent Events for a discussion of the completion of the dispositions of Zanders, the Argentine businesses, the oil and gas interests and the Hamilton mill. International Paper is currently soliciting or evaluating bids on the remaining businesses, which it expects to sell by the end of 2001.

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

Note 11. Commitments and Contingent Liabilities

         Certain property, machinery and equipment are leased under cancelable and non-cancelable agreements. At December 31, 2000, total future minimum rental commitments under non-cancelable leases were $977 million, due as follows: 2001-$170 million, 2002-$143 million, 2003 - $121 million, 2004 - $111 million, 2005 - $100 million and thereafter - $332 million. Rent expense was $218 million, $229 million and $237 million for 2000, 1999 and 1998, respectively.

         International Paper has entered into an agreement to guarantee, for a fee, a contractual credit agreement of an unrelated third party. The maximum amount of the guarantee is $110 million and expires in 2008. The guaranty fees are payable to International Paper at the time the borrowings under the agreement are repaid to the third party lenders.

         Three nationwide class action lawsuits relating to products manufactured by Masonite Corporation that were filed against International Paper have been settled in recent years.

         The first suit, entitled Judy Naef v. Masonite and International Paper, was filed in December 1994 (Hardboard Lawsuit). The plaintiffs alleged that hardboard siding manufactured by Masonite fails prematurely, allowing moisture intrusion that in turn causes damage to the structure underneath the siding. The class consisted of all U.S. property owners having Masonite hardboard siding installed on and incorporated into buildings between January 1, 1980 and January 15, 1998. The Court granted final approval of the settlement on January 15, 1998. The settlement provides for monetary compensation to class members meeting the settlement requirements on a claims-made basis, which requires a class member to individually submit proof of damage to, or caused by, Masonite product, proof of square footage involved, and proofs of various other matters in order to qualify for payment with respect to a claim. It also provides for the payment of attorneys' fees equaling 15% of the settlement amounts paid to class members, with a non-refundable advance of $47.5 million plus $2.5 million in costs. For siding that was installed between January 1, 1980 and December 31, 1989, claims must be made by January 15, 2005, and for siding installed between January 1, 1990 through January 15, 1998, claims must be made by January 15, 2008.

         The second suit, entitled Cosby, et. al. v. Masonite Corporation, et. al., was filed in 1997 (Omniwood Lawsuit). The plaintiffs made allegations with regard to Omniwood siding manufactured by Masonite which were similar to those alleged in the Hardboard Lawsuit. The class consisted of all U.S. property owners having Omniwood siding installed on and incorporated into buildings from January 1, 1992 to January 6, 1999. The settlement relating to the Omniwood Lawsuit provides that qualified claims must be made by January 6, 2009 for Omniwood siding that was installed between January 1, 1992 and January 6, 1999.

         The third suit, entitled Smith, et. al. v. Masonite Corporation, et. al was filed in 1995 (Woodruf Lawsuit). The plaintiffs alleged that Woodruf roofing manufactured by Masonite is defective and causes damage to the structure underneath the roofing. The class consisted of all U.S. property owners who had incorporated and installed Masonite Woodruf roofing from January 1, 1980 to January 6, 1999. The settlement relating to the Woodruf Lawsuit provides that for product installed between January 1, 1980 and December 31, 1989, claims must be made by January 6, 2006, and for product installed between January 1, 1990 and January 6, 1999, claims must be made by January 6, 2009.

         The Court granted final approval of the settlements of the Omniwood and Woodruf Lawsuits on January 6, 1999. The settlements provide for monetary compensation to class members meeting the settlement requirements on a claims-made basis, which requires a class member to individually submit proof of damage to, or caused by, Masonite product, proof of square footage involved, and proofs of various other matters. The settlements also provide for payment of attorneys' fees equaling 13% of the settlement amounts paid to class members with a non-refundable advance of $1.7 million plus $75,000 in costs for each of the two cases.

         Once a claim is determined to be valid under the respective settlement agreement covering the claim, the amount of the claim is determined by reference to a negotiated compensation formula established under the settlement agreement designed to compensate the homeowner for all damage to the structure. The compensation formula is based on (1) the average cost per square foot for product replacement, including material and labor as calculated by industry standards, in the area in which the structure is located, adjusted for inflation, or (2) the cost of appropriate refinishing as determined by industry standards in such area, adjusted for inflation. Persons receiving compensation pursuant to this formula also agree to release International Paper and Masonite from all other property damage claims relating to the product in question.

         In connection with the products involved in the lawsuits described above, where there is damage, the process of degradation begins almost immediately after installation and continues until repairs are made. International Paper estimates that approximately 4 million structures have installed products that are the subject of the Hardboard Lawsuit, 300,000 structures have installed products that are subject to the Omniwood Lawsuit and 86,000 structures have installed products that are the subject of the Woodruf Lawsuit. Masonite stopped selling the hardboard siding in May 2001, the products involved in the Woodruf Lawsuit in May 1996, and the products involved in the Omniwood Lawsuit in September 1996.

         Persons who are class members under the Hardboard, Omniwood and Woodruf Lawsuits who do not pursue remedies under the respective settlement agreement pertaining to such suits, may have recourse to warranties, if any, in existence at the expiration of the respective terms established under the settlement agreements for making claims. The warranty period generally extends for 25 years following the installation of the product in question and, although the warranties vary from product to product, they generally provide for a payment of up to two times the purchase price.

         The following table presents an analysis of the net reserve activity related to the Hardboard, Omniwood and Woodruf Lawsuits for the years ended December 31, 1998, 1999 and 2000.

                                        RESERVE ANALYSIS
                                          (in millions)

                                   Hardboard     Omniwood     Woodruf    Total
                                   ---------     --------     -------    -----

December 31, 1997                    $154         $ 33         $ 14       $201

Payments                              (87)          (2)          (2)       (91)
Insurance collections                  19            -            -         19

Balance, December 31, 1998             86           31           12        129

Additional provision                   20            3            2         25
Payments                              (76)          (9)          (7)       (92)
Insurance collections                   8            -            -          8
Other                                  (6)          10            2          6

Balance, December 31, 1999             32           35            9         76

Additional provision                  110           10            5        125
Payments                             (117)         (13)         (12)       (142)
Financial collar reimbursement         48            -            -         48
Other                                  (7)         (10)           2        (15)

Balance, December 31, 2000           $ 66         $ 22         $  4       $ 92

         In the fourth quarter of 1999, $25 million was added to the existing reserve balance. During the third quarter of 2000, a determination was made that an additional $125 million provision was required to cover an expected shortfall, resulting primarily from a higher than anticipated number of claims relating to the Hardboard Lawsuit. This trend started in the second half of 1999 and continued into 2000. The $125 million increase was based on an independent third party statistical study of future costs, which analyzed trends in the claims experience through May 30, 2000.

         Four statistical outcomes described below, developed by the independent third party, were reviewed as the basis for the determination of the amount of the reserve, resulting in incremental future claims projections for the Hardboard Lawsuit ranging from $95 million to $175 million.

         Statistical Outcome 1--This outcome was based on the assumption that there is a return to the originally estimated claim decline curves, which equated to a 45% annual decline in all areas of the settlement. This analysis resulted in projected future costs for claims relating to the Hardboard Lawsuit of $95 million.

         Statistical Outcome 2--This outcome was based on the assumption that the claims rate continues at the same level for one more year in areas that had experienced a growth in the claims rate in the second year of the settlement, and then declines at the rate of 45% per year. In other areas, it was assumed that claims would decline at a 45% rate. This analysis resulted in projected future costs for claims relating to the Hardboard Lawsuit of $ 115 million.

         Statistical Outcome 3--This outcome was based on the assumption that the claims rate (a) grows moderately for one year in areas where growth was observed in the second quarter of 2000, (b) then levels off for one year, and
(c) then declines at the rate of 45% per year. Additionally, it was assumed that the claims rate remains level for one year in areas where growth in the claims rate was observed in the second year and then declines by 45% per year. Finally, it was assumed that the claims rate declines by 45% per year in areas where the claims rate declined in the second year of settlement. This analysis resulted in projected future costs for claims relating to the Hardboard Lawsuit of $ 145 million.

         Statistical Outcome 4--This outcome was based on the assumption that the claims rate (a) doubles in one state for one additional year, levels off for two years and then declines by 45% per year, (b) remains level in another state for two years and then declines by 45% per year, and (c) in all other areas, declines by 45% per year. This analysis resulted in projected future costs for claims relating to the Hardboard Lawsuit of $175 million.

         The assumptions made in the statistical outcomes presented above were based on projected claims rates frequency, including geographic patterns of claims rates, and historical information related to the growth (or decline) of claims rates. In addition, assumptions related to the cost of claims, including forecasts relating to the rate of inflation, were taken into consideration. Average claim costs were calculated from historical claims records, taking into consideration structure type, location and source of the claim. Factors which could reasonably be expected to cause actual results to vary from these assumptions include that area specific assumptions as to growth in claims rates could be incorrect, locations where previously there had been little or no claims could emerge as significant geographic locations, and the cost per claim could vary materially from that projected.

         After reviewing the statistical outcomes, management concluded that, based on the recent claims history, Statistical Outcome 4, which projected incremental future claims of $175 million and approximately 55,000 future claims (35,000 single family and 20,000 multifamily), represented the most probable outcome. After deducting existing reserves and considering the impact of the financial collar discussed below, a provision of $125 million was recorded in the third quarter of 2000.

         Following the $125 million additional provision, net reserves for these matters totaled $92 million at December 31, 2000. The reserve balance for claims relating to the Hardboard Lawsuit is net of $43 million of expected insurance recoveries remaining from an initial estimate of insurance recoveries of $70 million, which amount was estimated for purposes of establishing a reserve for the claims related to the Hardboard Lawsuit. International Paper initiated a lawsuit against certain of its insurance carriers because of their refusal to indemnify International Paper for the settlement relating to the Hardboard Lawsuit. Because of the uncertainties inherent in the litigation, International Paper is unable to estimate the amount which it will recover against those insurance carriers, but it does not expect the recovery to be less than the amount initially projected.

         Under a financial collar arrangement, International Paper contracted with a third party for payment in an amount up to $100 million for certain costs relating to the Hardboard Lawsuit if payments by International Paper with respect thereto exceeded $165 million. The arrangement with the third party is in excess of insurance otherwise available to International Paper, which is the subject of the separate litigation referred to above. Accordingly, International Paper believes that the obligation of the third party with respect to this financial collar does not constitute "other valid and collectible insurance" that would either eliminate or otherwise affect its right to collect insurance coverage available to it and Masonite under the insurance policies, which are the subject of this separate litigation. As of December 31, 2000, $52 million of the collar remained uncollected.

         At December 31, 2000, there were $46 million of costs associated with claims inspected and not paid ($38 million for Hardboard siding, $4 million for Omniwood and $4 million for Woodruf) and $40 million of costs associated with claims in process and not yet inspected ($36 million for claims relating to the Hardboard Lawsuit, $2 million for claims related to the Omniwood Lawsuit and $2 million for claims related to the Woodruf Lawsuit). The aggregate of the reserve, insurance receivable and uncollected collar, at December 31, 2000 amounted to $187 million as reflected in the table in the following paragraph. The estimated claims reserve includes $101 million for unasserted claims that are probable of assertion.

         At December 31, 2000, the components of the required reserve and the classification of such amounts in the consolidated balance sheet are summarized as follows:


                                      BALANCE SHEET SUMMARY
                                      ---------------------
                                          (in millions)

Aggregate reserve (in other accrued liabilities)             $ 187
Insurance receivable (in deferred charges and other assets)    (43)
Uncollected collar (in accounts and notes receivable)          (52)
                                                             -----
         Reserve required                                    $  92
                                                             =====

     The average settlement cost per claim for the years ended December 31, 2000, 1999 and 1998 for the Hardboard, Omniwood and Woodruf Lawsuits is set forth in the table below:


                                AVERAGE SETTLEMENT COST PER CLAIM
                                ---------------------------------
                                         (in thousands)

                        Hardboard              Omniwood              Woodruf
                    -----------------     -----------------     ----------------
                    Single     Multi-     Single     Multi-     Single    Multi-
                    Family     Family     Family     Family     Family    Family
                    ------     ------     ------     ------     ------    ------
December 31, 2000    $3.9       $9.5        $6.2      $4.2       $5.2      $2.8
December 31, 1999    $4.1       $8.9        $5.6      $2.2       $5.7      $3.6
December 31, 1998    $4.4       $2.5           -         -          -         -

         The above information is calculated by dividing the amount of claims paid by the number of claims paid.

         Through December 31, 2000, net settlement payments totaled $277 million ($232 million for claims relating to the Hardboard Lawsuit, $24 million for claims relating to the Omniwood Lawsuit and $21 million for claims related to the Woodruf Lawsuit), including $51 million of non-refundable attorneys' advances discussed above ($47.5 million for the Hardboard Lawsuit and $1.7 million for each of the Omniwood Lawsuit and Woodruf Lawsuit). In addition, International Paper has received $27 million related to these matters (all related to the Hardboard Lawsuit) from our insurance carriers through December 31, 2000. The liability for these matters will be retained after the planned sale of Masonite is completed.

         The following table shows an analysis of claims statistics related to the Hardboard, Omniwood and Woodruf Lawsuits for the years ended December 31, 1998, 1999 and 2000:


                                                   CLAIMS STATISTICS
                                                   -----------------
                                                    (in thousands)

                                   HARDBOARD            OMNIWOOD            WOODRUF                   TOTAL
                               -----------------    ----------------    ----------------    -------------------------
                               Single     Multi-    Single    Multi-    Single    Multi-    Single    Multi-
                               Family     Family    Family    Family    Family    Family    Family    Family    Total
                              -------     ------    ------    ------    ------    ------    ------    ------    -----
No. of Claims Pending
December 31, 1997                  -          -         -         -         -         -         -         -         -
   No. of Claims Filed          18.2        1.9         -         -         -         -      18.2       1.9      20.1
   No. of Claims Paid           (1.5)      (0.5)        -         -         -         -      (1.5)     (0.5)     (2.0)
   No. of Claims Dismissed      (3.6)      (0.4)        -         -         -         -      (3.6)     (0.4)     (4.0)

December 31, 1998               13.1        1.0         -         -         -         -      13.1       1.0      14.1
   No. of Claims Filed          16.6        4.3       2.5       0.1       2.9       0.2      22.0       4.6      26.6
   No. of Claims Paid          (14.4)      (1.6)     (1.0)      -        (1.0)     (0.1)    (16.4)     (1.7)    (18.1)
   No. of Claims Dismissed      (4.0)      (1.0)     (0.3)      -        (0.1)      -        (4.4)     (1.0)     (5.4)

December 31, 1999               11.3        2.7       1.2       0.1       1.8       0.1      14.3       2.9      17.2
   No. of Claims Filed          25.5        9.4       2.2       0.2       2.5       0.1      30.2       9.7      39.9
   No. of Claims Paid          (15.6)      (5.6)     (1.9)     (0.1)     (2.4)      -       (19.9)     (5.7)    (25.6)
   No. of Claims Dismissed      (5.3)      (2.0)     (0.5)      -        (0.7)      -        (6.5)     (2.0)     (8.5)

December 31, 2000               15.9        4.5       1.0       0.2       1.2       0.2      18.1       4.9      23.0

         While International Paper believes that the reserve balances established for these matters are adequate, and that additional amounts will be recovered from its insurance carriers in the future relating to these claims, International Paper is unable to estimate at this time the amount of additional charges, if any, that may be required for these matters in the future.

         International Paper is also involved in various other inquiries, administrative proceedings and litigation relating to contracts, sales of property, environmental protection, tax, antitrust and other matters, some of which allege substantial monetary damages. While any proceeding or litigation has the element of uncertainty, International Paper believes that the outcome of any of the other lawsuits or claims that are pending or threatened, or all of them combined, will not have a material adverse effect on its consolidated financial position or results of operations.

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

     Net periodic pension income for qualified and nonqualified defined benefit plans comprised the following:

--------------------------------------------------------------------------------
In millions                                       2000        1999        1998
--------------------------------------------------------------------------------
Service cost                                     $ (98)      $(101)      $ (97)
Interest cost                                     (397)       (303)       (297)
Expected return on plan assets                     615         469         455
Amortization of net transition asset (obligation)   (2)          -          26
Actuarial loss                                      (5)         (6)         (3)
Amortization of prior service cost                 (19)        (16)        (12)
Curtailment gain (loss)                             (2)          6           5
Settlement gain                                      9           -           -
                                                 -----       -----       -----
Net periodic pension income                      $ 101       $  49        $ 77
                                                 =====       =====       =====

                                      Notes to Consolidated Financial Statements

     The following table presents the changes in benefit obligation and plan assets for 2000 and 1999 and the plans' funded status and amounts recognized in the consolidated balance sheet as of December 31, 2000 and 1999.

------------------------------------------------------------------------------------
In millions                                                   2000            1999
------------------------------------------------------------------------------------
Change in benefit obligation:
  Benefit obligation, January 1                              $4,323          $4,492
  Service cost                                                   98             101
  Interest cost                                                 397             303
  Actuarial (gain) loss                                         171            (439)
  Benefits paid                                                (451)           (322)
  Acquisitions(a)                                             1,796               -
  Divestitures                                                  (42)              -
  Curtailment gain                                               (2)            (10)
  Special termination benefits(b)                                10              92
  Plan amendments                                                19             106
                                                             ------          ------
  Benefit obligation, December 31(c)                         $6,319          $4,323
                                                             ======          ======
Change in plan assets:
  Fair value of plan assets, January 1                       $5,612          $4,942
  Actual return on plan assets                                 (106)            950
  Company and participants' contributions                        83              42
  Benefits paid                                                (451)           (322)
  Acquisitions                                                2,144               -
  Divestitures                                                  (29)              -
                                                             ------          ------
  Fair value of plan assets, December 31                     $7,253          $5,612
                                                             ======          ======
Funded status(d)                                               $934          $1,289
Unrecognized actuarial (gain) loss                              292            (615)
Unamortized prior service cost                                  170             183
Unrecognized net transition obligation                            -               2
                                                             ------          ------
Prepaid benefit cost                                         $1,396          $  859
                                                             ======          ======
Amounts recognized in the consolidated
  balance sheet consist of:
    Prepaid benefit cost                                     $1,515          $  928
    Accrued benefit liability                                  (168)            (85)
    Intangible asset                                              3               6
    Minimum pension liability adjustment
      included in accumulated other comprehensive income         46              10
                                                             ------          ------
Net amount recognized                                        $1,396          $  859
                                                             ======          ======

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

  For purposes of the pro forma disclosure on page 61, the fair market value of each option grant has been estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2000, 1999 and 1998, respectively:

-------------------------------------------------------------------------------
                                               2000           1999         1998
-------------------------------------------------------------------------------
Initial Options(a)
  Risk-Free Interest Rate                      6.17%          4.78%        5.05%
  Price Volatility                            45.00%         33.00%       29.28%
  Dividend Yield                               2.50%          2.08%        2.38%
  Expected Term in Years                       2.50(c)        4.39         5.31

Replacement Options(b)
  Risk-Free Interest Rate                      6.45%          5.47%        5.51%
  Price Volatility                            45.00%         33.00%       31.09%
  Dividend Yield                               2.50%          2.05%        2.17%
  Expected Term in Years                       2.10           2.09         2.12

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

Notes to Consolidated Financial Statements


  A summary of the status of the Stock Option Plan as of December 31, 2000, 1999 and 1998 and changes during the years ended on those dates is presented below:

------------------------------------------------------------------------------
                                                                      Weighted
                                                                       Average
                                                                      Exercise
                                                     Options(a,b)        Price
------------------------------------------------------------------------------
Outstanding at January 1, 1998                    18,124,084            $38.03
  Granted                                          4,820,970             42.96
  Exercised                                       (3,314,612)            35.85
  Forfeited                                         (789,621)            42.82
  Expired                                           (154,915)            49.97
                                                 -----------         ---------

Outstanding at December 31, 1998                  18,685,906             39.39
  Granted                                          4,521,627             49.76
  Exercised                                       (6,531,818)            36.56
  Forfeited                                         (522,214)            42.91
  Expired                                           (354,566)            51.41
                                                 -----------         ---------

Outstanding at December 31, 1999                  15,798,935             43.14
  Granted                                          9,527,442             43.29
  Exercised                                       (1,052,107)            41.84
  Forfeited                                         (233,724)            51.96
  Expired                                           (177,568)            49.97
                                                 -----------         ---------
Outstanding at December 31, 2000                  23,862,978            $43.12
                                                 ===========         =========

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