Form 10-K405, Exhibit 13
period 2001-12-31
INTERNATIONAL PAPER CO /NEW/
filed 2002-03-18
CIK 51434

                                                                      Exhibit 13

This illustration shows a figure using paper to create a staircase to the stars.

                                                                      REVOLUTION



                                   [GRAPHIC]




                                 2001 Annual Report | [LOGO] INTERNATIONAL PAPER

INTERNATIONAL PAPER is revolutionizing the way we do business. By developing innovative product solutions, listening to our employees and customers, having exceptional operations, managing valued resources and engaging our people, we know there is no limit to how far we can go or what we can achieve.

[GRAPHIC]

THE ILLUSTRATED FIGURES IN THIS ANNUAL REPORT ARE NEITHER MALE NOR FEMALE. THEY REPRESENT THE HUMAN SPIRIT THAT DETERMINES OUR DECISIONS AND UNDERSCORES OUR ACHIEVEMENTS. WE PROUDLY DEDICATE THIS BOOK TO THE MEN AND WOMEN OF INTERNATIONAL PAPER.

1    Financial Highlights
2    To Our Shareowners
6    Developing
8    Listening
10   Managing
12   Delivering
14   Enhancing
16   Conclusion
17   Financial Review

FINANCIAL HIGHLIGHTS

Dollar amounts and shares in millions, except per share amounts                       2001             2000
-------------------------------------------------------------------------------------------------------------------
FINANCIAL SUMMARY
Net Sales                                                                         $ 26,363         $ 28,180
Operating Profit                                                                     1,787(a)         2,685(a)
Earnings (Loss) Before Income Taxes, Minority Interest, Extraordinary Items
   and Cumulative Effect of Accounting Change                                      (1,265)(b)           723(d)
Net Earnings (Loss)                                                                (1,204)(b,c)         142(d,e)
Earnings Before Special and Extraordinary Items and Cumulative Effect
   of Accounting Change                                                                214(b)           969(d)
Total Assets                                                                        37,158           42,109
Common Shareholders' Equity                                                         10,291           12,034
Return on Investment Before Extraordinary Items and Cumulative Effect
   of Accounting Change                                                              (.7)%(b)          3.3%(d)
Return on Investment Before Special and Extraordinary Items and
   Cumulative Effect of Accounting Change                                             2.9%(b)          5.3%(d)
-------------------------------------------------------------------------------------------------------------------
PER SHARE OF COMMON STOCK

Earnings (Loss) Before Extraordinary Items and Cumulative Effect
   of Accounting Change                                                           $ (2.37)         $   0.82
Net Earnings (Loss) - Assuming Dilution                                             (2.50)(b)          0.32(d)
Earnings Before Special and Extraordinary Items and Cumulative Effect
   of Accounting Change                                                               0.44(b,c)        2.16(d,e)
Cash Dividends                                                                        1.00(b)          1.00(d)
Common Shareholders' Equity                                                          21.25            24.85
-------------------------------------------------------------------------------------------------------------------
SHAREHOLDER PROFILE

Shareholders of Record at December 31                                               40,115           39,486
Shares Outstanding at December 31                                                    484.3            484.2
Average Shares Outstanding                                                           482.6            449.6
-------------------------------------------------------------------------------------------------------------------

(a) See the operating profit table on page 38 for details of operating profit by industry segment.

(b) Includes a gain of $215 million before taxes ($137 million after taxes) on the sale of Curtis-Palmer, an $844 million pre-tax charge ($724 million after taxes) related to dispositions and asset impairments of businesses held for sale, an $892 million charge before taxes and minority interest ($606 million after taxes and minority interest) for asset shutdowns of excess internal capacity and cost reduction actions, a $225 million pre-tax charge ($146 million after taxes) for additional Masonite legal reserves, a $42 million pre-tax charge ($28 million after taxes) for Champion merger integration costs, and a $17 million pre-tax credit ($11 million after taxes) for the reversal of reserves no longer required.

(c) Includes an extraordinary pre-tax charge of $73 million ($46 million after taxes) related to the impairment of the Masonite business and the divestiture of the oil and gas properties.

(d)  Includes a charge before taxes and minority interest of $824 million
     ($509 million after taxes and minority interest) for asset shutdowns of excess internal capacity and cost reduction actions, a $125 million pre-tax charge ($80 million after taxes) for additions to existing Masonite legal reserves, a $54 million pre-tax charge ($33 million after taxes) for merger-related expenses and a $34 million pre-tax credit ($21 million after taxes) for the reversals of reserves no longer required.

(e) Includes an extraordinary gain of $385 million before taxes and minority interest ($134 million after taxes and minority interest) on the sale of our investment in Scitex and Carter Holt Harvey's sale of its share of COPEC, an extraordinary loss of $460 million before taxes ($310 million after taxes) related to the impairment of the Zanders and Masonite businesses, an extraordinary pre-tax gain of $368 million ($183 million after taxes and minority interest) related to the sale of Bush Boake Allen, an extraordinary loss of $5 million before taxes and minority interest
     ($2 million after taxes and minority interest) related to Carter Holt Harvey's sale of its Plastics division, and an extraordinary pre-tax charge of $373 million ($231 million after taxes) related to impairments of the Argentine investments, the Chemical Cellulose Pulp and the Fine Papers businesses.

[PHOTO]

This photo shows John Dillon, Chairman & Chief Executive Officer of International Paper.

TO OUR SHARE OWNERS

Continuing Our Focus

As we look back on 2001, International Paper continued the focus that we began several years ago. We concentrated on core businesses in which we can win and in which we can help our customers win - Paper, Packaging and Forest Products. Since 1998, we have increased in size as a result of our mergers with Union Camp and Champion International. Yet, at the same time, we've reduced the number of businesses in which we're involved. This results in International Paper becoming a more focused company, and one that can leverage common processes across our businesses.

It is our view that we can deliver the best results by doing fewer things, and by doing them better than our competition. As a consequence, we're better able to serve our customers and provide greater reward for our shareowners.

This past year was a tough year. International Paper dealt with many challenges: a slowing world economy, a strong dollar and high energy prices. We also faced a world dramatically altered by the September 11 terrorist attacks. Nonetheless, none of these factors deterred us from vigorously pursuing our agenda to change the company, and in so doing, improving our competitive position.

Performing on Our Promises

Our improvement effort continues to be centered around our three success drivers
- People, Customers and Operational Excellence. When we see our success drivers in action - when we engage our employees, partner with our customers, and run our operations well - we are better able to deliver on our promises to our shareowners, customers, employees and communities.

We remain dedicated to improving shareowner value at a rate faster than our competition. We do this by working with our customers to understand their businesses and finding solutions to help them succeed; by focusing our efforts on building a more diverse community of highly engaged employees at International Paper; and by building on our tradition of being a good citizen and by being active in the communities in which we live and work. I am very excited about the things we've been doing and what can be achieved as we continue on this course.

Financial Performance

In 2001, our earnings were $214 million or 44 cents per share before special and extraordinary items, compared with 2000 net earnings of $969 million or $2.16 per share before these items. After special items, we reported a net loss of $1.2 billion or $2.50 per share compared with 2000 earnings of $142 million or 32 cents per share. Sales for 2001 were $26.4 billion compared to 2000 annual sales of $28.2 billion.

Financial Discipline

International Paper remains committed to financial discipline, especially in terms of capital spending and paying down debt. In 2001, we held capital spending to approximately 50 percent of depreciation and amortization. We are aggressively reducing costs through efficiencies gained from our mergers with Union Camp and Champion International, internal improvement programs, major changes to our corporate overhead and best practice sharing.

Production Management, Closures and Divestitures

At International Paper, we manage our capacity to meet our customers' demands without building inventory. Last year, due to depressed markets, we took about
1.7 million tons of lack of order downtime to keep our production in line with our demand. When the market rebounds, we will adjust our production to match our customers' increased demands.

Three charts show International Paper's 2001 Sales, 2001 Operating Profit and 2001 Geographic Sales.

[CHART]
         2001 Sales:       Papers 28%
                           Distribution 25%
                           Packaging 23%
                           Forest Products 10%
                           Other Businesses 8%
                           Carter Holt Harvey 6%

[CHART]
         2001 Operating Profit:     Forest Products 37%
                                    Papers 30%
                                    Packaging 28%
                                    All Others 5%

[CHART]
         2001 Geographic Sales:     United States 78%
                                    Europe 10%
                                    Pacific Rim 7%
                                    Other 5%


In 2001, we announced major capacity changes involving shutting down machines, realigning production and closing less efficient production facilities. These closures account for significant capacity changes in each of our core businesses. Since fall 2000, we have reduced our capacity by 2.3 million tons. While it is always a wrenching decision to close manufacturing sites because of the jobs lost, by doing so, we are able to concentrate our resources on very competitive facilities. In short, these actions ensure a more profitable company.

Our divestiture program remained on track in 2001. Since the Champion acquisition in June 2000, we have completed divestitures totaling $2.7 billion. These decisions improved our asset mix, helped pay down debt and supported our strategy of focusing on our core businesses.

Looking Ahead

When I visit with shareowners and others in the business community, I am often asked what we do; what is International Paper all about? I answer that question by saying our goal is to be among the best and most respected companies in the world - in the eyes of our employees, our customers, our communities and our shareowners.

I also say International Paper is dedicated to making people's lives better. We use renewable resources to make products people need every day. We make our customers' businesses more successful. We are good neighbors in our communities. We keep our promises to our shareowners. And, finally, I say our success comes from engaging our people, delighting our customers and having exceptional operations.

As we move forward, 2002 is all about bringing results to the bottom line. We've made a number of strategic acquisitions during recent years in order to be more competitive. We've made internal changes - better engaged our employees, enhanced our service to customers and improved our operations. Our plan is working. We are improving our position relative to our competition.

Clearly, given all the uncertainties in the world, it's difficult to predict what this year is going to hold in terms of the economy. But, we are absolutely committed to improving our profitability and increasing our return to shareowners.

I want to thank you for the confidence and trust you have placed in this company and our employees. We appreciate that support and will do everything possible to earn your continued respect.


/s/ John T. Dillon

John T. Dillon

Chairman & Chief Executive Officer

March 1, 2002

International Paper wishes to acknowledge the contributions of its retiring director and executive vice president, C. Wesley Smith. He is a highly regarded leader and during many years of service, he distinguished himself in our company and our industry.

This illustration shows a figure hanging a frame with a tree breaking out of the top to illustrate developing creative ideas.

[GRAPHIC]

INTERNATIONAL
PAPER BREAKS OUT
OF THE BOX TO
DEVELOP INNOVATIVE
IDEAS. OUR
CUSTOMERS KNOW
WE ARE CREATIVE
PARTNERS WHEN NEW
CHALLENGES ARISE.

Hewlett-Packard and International Paper had a successful venture providing HP-branded general purpose printing papers to customers in North America, South America and Europe. We leveraged our global marketing, sales and manufacturing capabilities to accelerate the success of HP's Every Day Papers. Our European system of mills - in the United Kingdom, France, Poland and Russia - is supporting strong growth in Europe. Two of these mills already manufacture high-value color inkjet and laser HP paper. Our experience in global printing and packaging markets was critical to the December launch of HP Papers in China, Hong Kong, Taiwan and Singapore. In 2002 and beyond, HP and IP will serve Australia, New Zealand, Japan, Korea, India and Southeast Asia.

                                                             HP EVERY DAY PAPERS
--------------------------------------------------------------------------------

[PHOTO]

This photo shows cartons and reams of Hewlett-Packard Every Day Paper.

DEVELOPING


We are more innovative and creative than ever before. Thinking outside the box means establishing close relationships with our customers and creating unique, innovative solutions to help them win. We know that to be more successful, we must help our customers be more successful.

A good example of this is how we are developing solutions to support the increasing number of home office and business customers. With millions of people buying through retail office superstores and mass merchandisers, it's the perfect opportunity to increase sales of our home and office papers. Since the appearance of every ream and carton plays a role in whether consumers will purchase the products, we give special attention to making the right first impression. We make tons of paper for these customers, but it is sold one ream or carton at a time.

To meet the needs of our retail customers, we restructured a part of our paper business to form the home and office papers group. The group operates with cross-functional teams to satisfy superstore customers such as Staples and OfficeMax, as well as contract stationers such as Corporate Express and giant retail merchandisers Wal*Mart, Target and Kmart.

With our customers' strategies in mind, our teams work with them on forecasting, promotional planning and packaging. In many cases, our team members analyze store sales and recommend space allotments for key customers. IP sales, logistics, customer service and information technology representatives work with their retail counterparts to put the right products in the right stores at the right time.

We are developing into a customer-driven solutions provider.

This illustration shows a figure holding a rolled piece to paper to its ear to illustrate listening.

[GRAPHIC]

AT INTERNATIONAL
PAPER, KEEN
LISTENING IS AN
ENGINE FOR
REVOLUTIONARY
CHANGE.
THE COMPANY
ENCOURAGES
INTERACTION
WITH OUR
EMPLOYEES AND
OUR CUSTOMERS.

This photo shows cups and sub sandwich boxes from Quiznos.

[PHOTO]


                                                                        QUIZNO'S
--------------------------------------------------------------------------------

When one of the fastest growing quick service restaurant chains in America wanted to distinguish itself from its competitors, it called International Paper's foodservice team for help. The IP team gathered creative minds from across the company to design bags, sandwich paper, cartons, cups and lids, and offered information on flavor profiles to sell more Quizno's subs, salads and soups. As part of its value-added service, IP also designed the box Quizno's uses for catering three-foot sub sandwiches. Founded in Denver, Colo., Quizno's has grown from 18 restaurants in 1991 to more than 1,500 today. Located throughout the United States, Puerto Rico and in eight international locations, the chain opens a new restaurant on average every 20 hours.

LISTENING


People throughout IP spent much of the last year developing more focused relationships with our customers and working to meet their expectations. By listening to our customers and producing what they need, we create more demand for our products.

When it comes to meeting unique customer needs, IP's Shorewood Packaging group listens and delivers to a variety of markets. As DreamWorks Home Entertainment prepared to launch its hit movie "Shrek" in the video market, the company wanted distinctive packaging. DreamWorks envisioned a package that conveyed the movie's broad demographic appeal. In response, Shorewood, in conjunction with DreamWorks, developed a first-of-its-kind package marketable to all ages.

We listened to Nike when it told Shorewood it needed unique packaging for its new Power Distance golf ball line. We responded by developing innovative package embossing for the new product. Our creative packaging supported the customer's focused marketing effort, which increased Nike's golf ball business more than three-fold.

We also provide premium packaging for candy manufacturers such as Lindt & Sprungli, which are increasingly emphasizing the packaging and merchandising of their products. For the music industry, IP produced packaging that was recently recognized with two Grammy nominations for Harry Belafonte's "The Long Road to
Freedom: An Anthology of Black Music" (Buddha Records/BMG Heritage).

We are listening to our customers to ensure that we meet their needs.

This illustration shows a figure holding a board that balances trees with wood products to illustrate managing.



                                   [GRAPHIC]


INTERNATIONAL PAPER IS
ENHANCING THE
WAY WE MANAGE OUR
BUSINESS. THE
NEEDS OF THE CUSTOMER
BALANCED WITH
CONSERVATION OF VALUED
RESOURCES DRIVE
OUR DECISION MAKING AND
DETERMINE OUR COURSE.

This photo shows colored envelopes from Carlton Cards with roses and cards in the background.

[PHOTO]

                                                                   CARLTON CARDS
--------------------------------------------------------------------------------
Carlton Cards came to International Paper and its Inverurie, Scotland, mill with a specific need. The company, which is part of American Greetings, wanted to buy its envelope paper in Europe instead of the United States to save shipping time. To meet this need, the mill worked with Carlton to develop supply chain solutions that produced the required paper. To further serve the customer, Inverurie is working with Carlton on other supply chain management improvements in areas such as inventory and distribution.

MANAGING

Forestry is at the core of all we do, and managing our resources starts with trees. As one of the largest private forest landowners in the world, IP responsibly manages its forests under the principles of the Sustainable Forestry Initiative (SFI )(sm). We use no wood from endangered old growth or rainforests.

All of our U.S. lands are now third-party certified to both the SFI and ISO 14001 standards. The SFI program stresses the continual planting, growing and harvesting of trees while protecting wildlife, plants, soil, air and water quality for current and future generations. We are the world's largest seedling grower, producing almost 425 million seedlings a year. We have produced in excess of 7.5 billion seedlings in the United States alone, and we have planted six million acres of forestland.

Several organizations partner with IP to educate our communities and help protect our environment. For example, we work with the North Carolina Love-A-Tree program to teach fifth-graders about their role in the environment. We also work with The Nature Conservancy to protect plant and animal habitats. The group presented IP with the 2001 Corporate Partnership Award for enhancing red-cockaded woodpecker populations on forestlands in the U.S. Southeast.

Our dedication to responsibly managing our forests is matched by our commitment to managing our company and our resources successfully. On a regular basis, we identify ways to cut costs and improve productivity. One way we do this is with a computerized information network that lets employees share solutions and best practices with their colleagues around the world. Through this network, teams of employees have found ways to reduce transportation costs, create more cost-effective products, increase recycling, and reduce machine downtime. Some of these ideas were so innovative they were submitted for patents and all of them enabled our company to save millions of dollars while doing a better job of managing resources and serving our customers.

We take pride in managing our forests and operations responsibly, and we are looking for ways to continuously improve our performance.

INTERNATIONAL PAPER
DELIVERS PRODUCTS
TO CUSTOMERS
AROUND THE GLOBE,
BUT THE FINAL
JUDGES OF OUR
PERFORMANCE ARE THE
MILLIONS OF
INDIVIDUALS WHO USE
OUR PRODUCTS
ON A DAILY BASIS.


[GRAPHIC]

This illustration shows a figure receiving a sheet of paper from a large hook to illustrate delivering.

This photo shows a globe and copies of National Geographic and National Geographic for Kids magazines.

[PHOTO]

                                                             NATIONAL GEOGRAPHIC
--------------------------------------------------------------------------------
International Paper's relationship with the National Geographic Society began with developing and providing paper for its world-famous magazines. We worked with National Geographic, the world's largest non-profit scientific and educational organization, to develop lighter-weight paper that provides the superior quality its magazines require. The International Paper Company Foundation also collaborated with National Geographic to achieve its mission of sharing geographic knowledge and protecting our planet's resources. In 2001, the Foundation partnered with National Geographic to underwrite National Geographic for Kids, a classroom-based publication for students in grades three through six. The publication is designed to improve students' literacy skills and provide high-quality science and social studies content. We are honored that the Foundation is collaborating with National Geographic on this successful and rewarding endeavor.

DELIVERING

At IP, we pride ourselves on delivering value for our customers by producing on-time, quality products that meet the needs of our customers around the world.

Delivering innovative packaging solutions is one way IP meets customers' expectations. When the world's largest dairy store wanted to improve its packaging, Stew Leonard's called IP for help. The solution? A SPOUT-PAK/TM/ carton to preserve nutrients and milk quality. Since going to this carton with a resealable screw cap, like many juice companies use, Stew Leonard's experienced an almost 10 percent increase in milk sales. Today, it uses about six million cartons a year. In 2002, Stew Leonard's plans to package its private label orange juice in SPOUT-PAK, as well.

Our container business fulfills the needs of Gold Kist Inc., the second-largest U.S. poultry producer, by providing a superior packaging option -- the ClassicPak(R) container. As well as developing a stronger box, we delivered substantial savings to Gold Kist by improving its inventory management system. By consolidating and standardizing its poultry boxes, we reduced the number of boxes required and decreased inventory and warehouse space. We also helped Gold Kist serve its customers, the supermarket retailers who benefit from the stronger packaging and the fully recyclable, wax-free container.

IP teams are targeting strategic product and customer segments to create financial value. The industrial packaging group has significantly increased its BriteTop/TM/ liner-board sales by identifying and serving areas of growing demand, such as corrugated packaging for retail warehouse club merchandise. This strategy has resulted in a 20 percent increase in BriteTop business during a year when the U.S. industrial packaging industry was down 6 percent.

Delivering the right product at the right time leads to success for International Paper and our customers.

This illustration shows a figure using a rolled piece of paper to look into the distance to illustrate enhancing.


                                   [GRAPHIC]


OF ALL OUR RESOURCES,
NONE ARE MORE
VALUED THAN THE
PEOPLE OF
INTERNATIONAL PAPER.
WE ARE COMMITTED
TO OFFERING
OPPORTUNITIES FOR
THEIR DEVELOPMENT
SO THAT NOT
ONLY THE COMPANY--
BUT EACH INDIVIDUAL--
GROWS STRONGER.

In 2001, the beverage packaging Taiwan team rallied around a vision to be the preferred gable top supplier to targeted customers in Taiwan, Hong Kong and Southeast Asia. To accomplish this goal, the team developed specific plans for prospects in the region. Team members were empowered to do whatever was necessary to solve customers' problems. As a result, the Taiwan team significantly increased its business and delivered a very positive return on investment.

                                                       BEVERAGE PACKAGING TAIWAN
--------------------------------------------------------------------------------

[PHOTO]

This photo shows a variety of beverage packaging products from Taiwan.


ENHANCING

From all corners of the globe, our men and women are our greatest competitive advantage and most valuable resource. A passion for winning and positive attitudes are what distinguish the people of International Paper. By encouraging them to be fully involved, we want to be among the best and most respected companies in the world.

We're creating a culture of winners. We are proud of a peer recognition awards program in the printing & communications papers group. This program rewards those employees with a passion to win and positive attitudes. By recognizing these behaviors, we encourage other employees to become winners in their businesses.

Our employees contribute every day to company initiatives ranging from diversity to safety. The Mansfield, La., containerboard mill used the power of teamwork to ensure a safer workplace. Hundreds of mill employees are involved in improving safety performance at the facility. They participate in safety teams, conduct training and provide feedback to workers in the form of behavior-based safety observations. The Mansfield mill achieved the safest year in its history in 2001. Likewise, team members at our Guangzhou, China, container plant set a goal of zero safety incidents in 2001. Guangzhou began by increasing both management and employee participation in safety. The facility celebrated its first anniversary without a recordable safety incident on Oct. 12, 2001 -- a significant advancement.

To meet our goals, we are enhancing the skills of all of our employees.

AT INTERNATIONAL PAPER, 2001 has been marked by continuing changes that are improving our company's performance. We embarked upon this mission several years ago and it has resulted in our fundamentally changing the way we manage our company. We have changed the way we manage our asset mix, capital spending and corporate overhead. It has meant focusing more closely on our customers and our employees. We have spent much of the last year developing closer customer relationships by listening to their needs and meeting their expectations. We have developed value for our customers by matching our capabilities to their needs. We have managed our resources to deliver greater value by producing on-time, quality products and, ultimately, improved financial results. As we have done this, we have enhanced our people's creativity and commitment, and more fully engaged their passion for winning. These efforts have improved our cost structure and made our customer relationships stronger. While we have accomplished much this year, we will continue our campaign in 2002 and beyond. We are committed to doing everything we can to improve our profitability, increase our return to shareowners, position ourselves to take advantage of economic recovery and achieve our vision of being among the best and most respected companies in the world.

FINANCIAL REVIEW
--------------------------------------------------------------------------------

18 Management's Discussion and Analysis
18 Corporate Overview
19 Description of Industry Segments
21 Industry Segment Results
21 Printing Papers
22 Industrial and Consumer Packaging
23 Distribution
23 Forest Products
24 Carter Holt Harvey
24 Other Businesses
25 Liquidity and Capital Resources
38 Financial Information by Industry Segment
39 Financial Information by Geographic Area
40 Report of Management on Financial Statements
40 Report of Independent Public Accountants
41 Consolidated Statement of Earnings
42 Consolidated Balance Sheet
43 Consolidated Statement of Cash Flows
44 Consolidated Statement of Common Shareholders' Equity
45 Notes to Consolidated Financial Statements
74 Six-Year Financial Summary
77 Interim Financial Results

Management's Discussion and Analysis

CORPORATE OVERVIEW
--------------------------------------------------------------------------------

RESULTS OF OPERATIONS

International Paper's consolidated results of operations include Champion International Corporation (Champion) from the date of acquisition, June 20, 2000.

     After special and extraordinary items, a net loss of $1.2 billion, or $2.50 per share, was recorded in 2001. This compares to net earnings after special and extraordinary items of $142 million, or $.32 per share in 2000, and $183 million, or $.44 per share, in 1999.

     Special charges in 2001 of $1.8 billion before taxes and minority interest ($1.4 billion after taxes and minority interest, or $2.81 per share) consisted of charges for restructuring, an increase in litigation reserves, merger integration costs, a net loss related to dispositions and asset impairments of businesses held for sale, and a credit for the reversal of reserves no longer required. Additionally in 2001, we recorded an extraordinary pre-tax loss of $73 million ($46 million after taxes, or $.10 per share) for disposition losses and asset impairments of businesses held for sale, and a charge of $25 million before taxes and minority interest ($16 million after taxes and minority interest, or $.03 per share) for the cumulative impact of an accounting change. In 2000, special charges totaled $969 million before taxes and minority interest ($601 million after taxes and minority interest, or $1.34 per share). This included charges for restructuring, an increase in litigation reserves, merger integration costs, and a credit for the reversal of reserves no longer required. Extraordinary items in 2000 were a loss of $85 million before taxes and minority interest ($226 million after taxes and minority interest, or $.50 per share) for net disposition losses and asset impairments of businesses held for sale. Special charges in 1999 totaled $557 million before taxes and minority interest ($352 million after taxes and minority interest, or $.85 per share) and we reported an extraordinary pre-tax loss of $26 million ($16 million after taxes, or $.04 per share).

Earnings Before Special and Extraordinary Items

Earnings before special and extraordinary items in 2001 were $214 million, or $.44 per share, compared with earnings before special and extraordinary items of $969 million, or $2.16 per share, in 2000 and $551 million, or $1.33 per share, in 1999.

     Earnings in 2001 were adversely impacted by the slowing worldwide economy and the strong U.S. dollar, resulting in increased imports into the U.S. and a decline in export revenues. Product prices in 2001 were lower in varying degrees across almost all of our product lines and were a major factor in the reduced earnings year-to-year. Although energy prices moderated during 2001, they had a negative impact on our manufacturing costs. Operational efficiencies and declining wood costs in 2001 were positive factors, helping to offset the effects of the weaker business environment. The policy of balancing International Paper production with customer demand resulted in taking approximately 1.7 million tons of market-related downtime across the mill system. Additionally in 2001, the closure of paper mills in Erie, Pennsylvania, and Moss Point, Mississippi, four wood products manufacturing operations and certain consumer packaging facilities, and the down-sizing of the Savannah, Georgia mill and the Hudson River mill located in Corinth, New York were announced. In January 2002, the closure of the Oswego, New York containerboard mill and the Morton, Mississippi lumber mill were also announced. These actions will permanently remove about one million tons of capacity per year from our mill system and 490 million board feet from our wood products facilities.

     International Paper continues to focus on three core businesses - paper, packaging and forest products. In 2000, we announced a program to exit those businesses that are considered to be non-core or do not meet our return on investment criteria (ROI), and sell certain other non-strategic assets. During 2001, the dispositions of our interests in Zanders Feinpapiere AG (Zanders), Masonite Corporation (Masonite), our oil and gas assets, the Flexible Packaging business, the Retail Packaging business, the Curtis/Palmer hydroelectric generating project, the Argentine packaging assets, the former Champion Hamilton, Ohio mill, and certain non-strategic timberlands, primarily in Washington and east Texas were completed. During 2000, the sales of Bush Boake Allen and the former Champion headquarters building were completed. Since the Champion acquisition in June 2000, International Paper has completed divestitures totaling $2.7 billion. Other businesses in the divestiture program being marketed at December 31, 2001 included Arizona Chemical, Decorative Products, Industrial Papers and other smaller businesses and non-strategic assets.

     Net sales in 2001 totaled $26.4 billion, and were below 2000 net sales of $28.2 billion, but 7% higher than 1999 net sales of $24.6 billion, despite having Champion included in our 2001 results for a full year. The decrease from 2000 was primarily due to the weaker U.S. economy, the impact of our divested businesses, and lower average prices across most of our business segments. International net sales (including U.S. exports) totaled $7.1 billion, or 27% of total sales in 2001. This compares to sales of $7.6 billion in 2000 and $6.9 billion in 1999. Inclusion of the Brazilian and Canadian operations for the 2001 full year partly offset the revenue reduction due to the sale of non-U.S. businesses in 2001 and 2000, mainly Zanders and Bush Boake Allen. Export sales of $1.3 billion in 2001 were down from the $1.6 billion and $1.5 billion in 2000 and 1999, respectively, primarily due to the strong U.S. dollar.

     Segment operating profit of $1.8 billion in 2001 was down $900 million from the $2.7 billion in 2000 and even with 1999. Deteriorating prices accounted for about $600 million of the decrease from 2000, with lower volumes and market-related downtime contributing about $300 million and $200 million, respectively. Operating profit was lower in 2001 by about $100 million due to businesses divested in comparison to 2000. All these reductions were partially offset by about $300 million of year-to-year benefits from the inclusion of Champion for a full year, merger benefits and other cost reduction programs, net of higher energy costs and general inflation. ROI was enhanced by improved capital employed utilization as a result of divestitures, working capital reductions and other facility rationalizations. Excluding special and extraordinary items, ROI was 2.9% in 2001, 5.3% in 2000, and 4.0% in 1999.

     The integration of International Paper and Champion was essentially completed in 2001. International Paper continues to take actions designed to improve our ROI. We plan to maintain 2002 capital spending at approximately the $1 billion level incurred in 2001.

DESCRIPTION OF INDUSTRY SEGMENTS
--------------------------------------------------------------------------------

PRINTING PAPERS

International Paper is the world's leading producer of printing and writing papers. Products in this segment include uncoated and coated papers, market pulp and bristols.

Uncoated Papers: This business produces papers for use in copiers, desktop, laser and digital imaging printing as well as in advertising and promotional materials such as brochures, pamphlets, greeting cards, books, annual reports and direct mail publications. Uncoated Papers also produces a variety of grades that are converted by our customers into envelopes, tablets, business forms and file folders. Fine papers are used in high-quality text, cover, business correspondence and artist papers. Uncoated Papers are sold under private label and International Paper brand names which include Hammermill, Springhill, Great White, Strathmore, Champion, Beckett and Rey. The mills producing uncoated papers are located in the U.S., Scotland, France, Poland and Russia. These mills have uncoated paper production capacity of 5.7 million tons annually.
Coated Papers: This business produces coated papers used in a variety of printing and publication end uses such as catalogs, direct mail, magazines, inserts and commercial printing. Products include coated free sheet, coated groundwood and supercalendered groundwood papers. Production capacity in the U.S. amounts to 2.2 million tons annually.

Market Pulp: Market pulp is used in the manufacture of printing, writing and specialty papers. Pulp is also converted into products such as diapers and sanitary napkins. Products include fluff, northern and southern softwood pulp, as well as northern, southern, and birch hardwood paper pulp. These products are produced in the U.S., Canada, France, Poland and Russia, and are sold around the world. International Paper facilities have annual pulp capacity of about 2.3 million tons.

Brazilian Paper: Brazilian operations function through International Paper do Brasil, Ltda, which owns or manages 1.5 million acres of forestlands in Brazil. Our annual production capacity is 670,000 tons of coated and uncoated papers.

INDUSTRIAL AND CONSUMER PACKAGING

Industrial Packaging: With production capacity of about 4.3 million tons annually, International Paper is the second largest manufacturer of containerboard in the U.S. Over one-third of our production is specialty grades, such as PineLiner, Sunliner, Polarboard, Coastliner, BriteTop and Spra White. About 65% of our production is converted domestically into corrugated boxes and other packaging by our 51 U.S. container plants. In Europe, our operations include one recycled fiber mill in France and 22 container plants in France, Ireland, Italy, Spain and the United Kingdom. Our global presence also includes operations in Puerto Rico, Chile, Turkey and China. Our container plants are supported by regional design centers, which offer total packaging solutions and supply chain initiatives. We have the capacity to produce over 600,000 tons of kraft paper each year for use in multi-wall and retail bags.

Consumer Packaging: International Paper is the world's largest producer of bleached packaging board with annual production capacity of about 2 million tons. Our Everest and Starcote brands are used in packaging applications for juice, milk, food, cosmetics, pharmaceuticals, computer software and tobacco products. Approximately 40% of our bleached board production is converted into packaging products in our own plants. Our Beverage Packaging business has 16 plants worldwide offering complete packaging systems, from paper to filling machines, using proprietary technologies including Tru-Taste brand barrier board technology for premium long-

Management's Discussion and Analysis

life juices. Shorewood Packaging Corporation (Shorewood) operates 20 plants worldwide, producing packaging with high-impact graphics for a variety of consumer markets, including tobacco, cosmetics and home entertainment. The Foodservice business offers cups, lids, cartons, bags, containers, beverage carriers, trays and plates from six domestic plants and through six international joint ventures. Group-wide product development efforts provide customers with innovative packaging solutions, including the "smart package" that tracks, traces and authenticates packages throughout the global supply chain. During 2001, the Consumer Packaging business implemented a plan to exit the Aseptic Packaging business which includes the shutdown or sale of various Aseptic Packaging facilities.

DISTRIBUTION

Through xpedx, our North American merchant distribution business, we supply industry wholesalers and end users with a vast array of printing, packaging, graphic arts, maintenance and industrial products. xpedx operates 115 warehouses and 155 retail stores in the U.S. and Mexico. Overseas, Papeteries de France, Scaldia in the Netherlands, and Impap in Poland serve European markets. Products manufactured at International Paper facilities account for about 21% of our worldwide distribution sales.

FOREST PRODUCTS

Forest Resources: International Paper owns or manages about 10.4 million acres of forestlands in the U.S., mostly in the South. In 2001, these forestlands supplied about 28% of our wood requirements.

Wood Products: International Paper owns and operates 32 U.S. plants producing southern pine lumber, oriented strand board (OSB), plywood and engineered wood products. The majority of these plants are located in the South near our forestlands. We can produce about 2.5 billion board feet of lumber, 1.6 billion square feet of plywood and 980 million square feet of OSB annually.

Canadian Wood Products: Weldwood of Canada produces about 1.1 billion board feet of lumber and 430 million square feet of plywood annually. Through licenses and forest management agreements, we have harvesting rights on government-owned timberlands in Canada.

CARTER HOLT HARVEY

Carter Holt Harvey is approximately 50.4% owned by International Paper. It is one of the largest forest products companies in the Southern Hemisphere, with operations mainly in New Zealand and Australia. The Australasian region accounts for about 80% of its sales. Asian markets are important outlets for its logs, pulp and linerboard products. Carter Holt Harvey's major businesses include:

     Forest Operations, including ownership of 810 thousand acres of predominantly radiata pine plantations that yield over 7 million tons of logs annually.

     Wood Products, including over 600 million board feet of lumber capacity and about 800 million square feet of plywood and panel production. Carter Holt Harvey is the largest Australasian producer of lumber, plywood, laminated veneer lumber and panel products.

     Pulp and Paper Products, with overall capacity of more than 1.1 million tons of annual linerboard and pulp capacity at four mills. Carter Holt Harvey is New Zealand's largest manufacturer and marketer of pulp and paper products.

     Tissue Products, with about 190 thousand tons of annual production capacity from two mills and six converting plants. Carter Holt Harvey is the largest tissue manufacturer in Australia.

Carter Holt Harvey also produces corrugated boxes, cartons and paper bags, with a focus on the horticulture, primary produce and foodservice markets. It also has a significant share of the Australian cup market, and distribution businesses in New Zealand and Australia.

OTHER BUSINESSES

Chemicals: Arizona Chemical is a leading processor of crude tall oil and crude sulfate turpentine, natural by-products of the papermaking process. Products include specialty resins used in adhesives and inks made at 15 plants in the U.S. and Europe. In addition, through our Chemical Cellulose Pulp business, we produce chemical specialty pulp, primarily utilized in cigarette filters and fabrics.

Decorative Products: We produce high- and low-pressure laminates, particleboard and graphic arts products from 13 facilities. Our customers include residential and commercial construction, furniture, store fixtures and graphic arts businesses as well as specialty niche applications.

Industrial Papers: We can produce 350,000 tons of specialty industrial papers annually used in applications such as pressure-sensitive labels, food and industrial packaging, industrial sealants and tapes and consumer hygiene products.

Petroleum: International Paper conveyed its oil and gas properties and royalty interests to a third party in January 2001. We have retained management of other mineral rights on company-owned and leased lands.

Masonite: During the third quarter of 2001, International Paper sold Masonite to Premdor Inc. of Toronto, Canada. Prior to the sale, Masonite had locations in North America, Europe, South Africa and South Korea, and manufactured and marketed CraftMaster door facings and other molded products for residential and commercial construction, as well as a broad line of hardboard exterior siding, industrial hardboard and a wide range of softboard products for the home and office.

INDUSTRY SEGMENT RESULTS
--------------------------------------------------------------------------------

PRINTING PAPERS

Printing Papers posted sales of $7.8 billion in 2001 compared with $7.2 billion in 2000 and $5.2 billion in 1999. Operating profit in 2001 was $538 million compared with $930 million in 2000 and $232 million in 1999. The decline in 2001 reflects weaker demand and lower prices in the United States. Market Pulp accounted for about half of this decline. Printing Papers' operations continued to align production with customer demand, resulting in approximately 700,000 tons of market-related downtime globally due to the economic slowdown as well as permanent capacity reduction of about 350,000 tons. During 2001, this business implemented plans to reduce direct and indirect manufacturing costs and to improve machine efficiency which benefited the performance of the business in the third and fourth quarters.

Printing Papers
--------------------------------------------------------------------------------
In millions                                          2001       2000        1999
--------------------------------------------------------------------------------
Sales                                              $7,815     $7,210      $5,215
Operating Profit                                   $  538     $  930      $  232

Uncoated Papers sales were $4.9 billion in 2001, up from $4.8 billion in 2000 and $4.1 billion in 1999. Sales were up slightly in 2001 compared with 2000, while overall shipments increased approximately 5%. Paper prices on average declined 2% year-over-year. Operating profit was down 15% from 2000 and was about double the 1999 level. Cost reduction initiatives, the realization of Champion merger benefits and the reorganization of our U.S. office papers business all had a positive impact on 2001 profitability. However, our domestic operations were negatively impacted by lower prices, higher energy costs, and poor performance from manufacturing operations in the first half of the year. Successful marketing and cost reduction initiatives, in particular at our Kwidzyn facility in Poland and Svetogorsk in Russia, were key factors contributing to improved performance in our European uncoated business. The increases in Uncoated Papers sales and earnings from 1999 were primarily the result of the Champion acquisition in June 2000 and improved operations in Europe.

Coated Papers sales were $1.6 billion in 2001, compared with $1.2 billion in 2000 and $590 million in 1999. Operating profit in 2001 was down approximately 47% compared with 2000 due to poor economic conditions in the United States as well as higher raw material and energy prices. Compared with 1999, sales and operating profit were up in 2001 due to the Champion acquisition in 2000. A 7% decrease in average U.S. pricing was the major factor in lower 2001 operating profits.

Market Pulp sales from our U.S., European and Canadian facilities were $815 million in 2001 compared with $925 million and $535 million in 2000 and 1999, respectively. Pulp markets declined sharply during the year and did not show signs of stabilizing until late in the fourth quarter. Pulp reported an operating loss in 2001 compared with earnings in 2000, principally due to a significant decline in pricing, and a loss in 1999. Operating cost management and production curtailments aided in curbing the operating losses.

Brazilian Paper sales were $460 million in 2001 compared with $270 million in 2000. The increase in sales and the 72% increase in operating profit were due to the full year's results included in 2001 versus six months in 2000 as our Brazilian operations were acquired in the Champion acquisition in June 2000.

     Looking ahead, we expect 2002 to be a challenging year for our Printing Papers segment as there are currently no clear indications of a U.S. economic recovery that would improve the external environment. The business is focused on

Management's Discussion and Analysis

improving costs and efficiencies in order to strengthen its financial performance. We expect to continue to benefit from our profit improvement initiatives and prior-year operational restructurings, and will continue to balance our production to our customers' orders.

INDUSTRIAL AND CONSUMER PACKAGING

Industrial and Consumer Packaging sales totaled $6.3 billion in 2001, 5% below 2000's sales of $6.6 billion. Operating profit of $508 million in 2001 declined from the $741 million reported for 2000, reflecting weaker demand for virtually all product lines. The domestic economic slowdown, coupled with a strong U.S. dollar, adversely affected demand for this sector's products for most of the year. Our mills have continued to curtail production as necessary to balance supply with the soft demand throughout the year. Sales were $6.0 billion in 1999 and operating profit was $520 million.

Industrial and Consumer Packaging
--------------------------------------------------------------------------------
In millions                                          2001       2000        1999
--------------------------------------------------------------------------------
Sales                                              $6,280     $6,625      $6,020
Operating Profit                                   $  508     $  741      $  520

Industrial Packaging revenues were $3.7 billion in 2001, down from $4.0 billion the previous year and $3.8 billion in 1999. Profits in 2001 declined 35% from 2000, after substantial improvement from 1999. Focused customer programs and internal productivity initiatives were unable to fully offset the poor market conditions encountered during the year. Overall, 2001 shipments declined 7% due to soft domestic markets for containerboard and boxes, driven by the slowing U.S. economy and weaker exports caused by the strong U.S. dollar. The rate of decline in domestic box shipments paralleled the decline in industrial production. Soft market conditions continued to exert pressure on prices during most of the year. Average domestic containerboard prices were down 7% compared with 2000. Markets for our European converting operations remained relatively steady before softening during the fourth quarter. European results were significantly better than in 2000 despite devaluation losses incurred in connection with our Turkish joint venture. Our Kraft Papers business also had a strong year, benefiting from increased orders from selected customers and steady demand for both bleached and unbleached products. Prices for kraft papers were steady throughout the year.

     During 2001, the Industrial Packaging business continued its policy of adjusting production to maintain inventories in line with customer demand, curtailing production of 800,000 tons during the year, or 18% of capacity. Three Savannah, Georgia paper machines were shut down during the year to further balance the system. We subsequently announced the shutdown of the one-machine Oswego, New York mill in January 2002. Industrial Packaging will continue to focus efforts to further improve its cost position to help offset the weak market conditions entering 2002.

Consumer Packaging sales were $2.6 billion for both 2001 and 2000 and $2.2 billion in 1999. Weaker overall demand in 2001 was offset by a full year of operations for Shorewood, acquired in March 2000. Consumer Packaging's 2001 operating profit declined 24% from 2000 due mainly to weak market conditions, after a 5% improvement over 1999. Cost reduction programs, facility rationalizations and operational initiatives helped improve overall results for these businesses. However, weak market conditions during the first nine months, coupled with high first-quarter energy costs, negated these positive factors. Similar economic and foreign exchange issues as those affecting the Industrial Packaging business also impacted the Consumer Packaging business. Overall shipments, after adjusting for the Shorewood acquisition, were down 7% versus 2000. In addition, the Consumer Packaging business took approximately 100,000 tons of market-related downtime in the bleached board mill system to balance the supply/demand equation. Average bleached board pricing was down for the year versus 2000.

     2001 was a period of accelerated change for the Industrial and Consumer Packaging businesses. The Pacific Millennium joint venture, which further expands this segment's operations in the Pacific basin, was announced during the first quarter. Additionally, we closed the Moss Point, Mississippi mill, and combined the operations of two Shorewood locations and one Foodservice facility with other locations. Specific overhead reduction programs were implemented, and we announced the downsizing of Beverage Packaging's worldwide aseptic operations. These initiatives are expected to have a favorable impact on future operating results.

     Looking ahead as we enter 2002, we expect market conditions to continue to put pressure on both demand and pricing. The future success of these businesses will be driven by continuing our customer-focused market initiatives and by completing the realignment and cost control programs.

DISTRIBUTION

North American and European distribution sales totaled $6.8 billion in 2001 compared to $7.3 billion in 2000 and $6.9 billion in 1999. Operating profit in 2001 was $21 million compared with $120 million in 2000 and $105 million in 1999. Market conditions weakened considerably in all segments of the business, particularly during the latter half of the year.


Distribution
--------------------------------------------------------------------------------
In millions                                          2001       2000        1999
--------------------------------------------------------------------------------
Sales                                              $6,790     $7,255      $6,850
Operating Profit                                   $   21     $  120      $  105

xpedx, our North American distribution operation, posted sales of $6.4 billion, down 6% from 2000 and 1% from 1999. The decline in sales with the economic downturn in 2001 that began early in the year had an adverse affect on our two primary customer segments: paper and supplies for the commercial printing segment and packaging supplies for the industrial segment. Prices on many product lines were lower as a result of the slowing demand. The significant impact of the general economic downturn on sales was partially mitigated by additional sales from acquisitions in 1999 and 2000.

     During 2001, xpedx successfully completed the integration of Nationwide, acquired as part of the Champion acquisition in 2000. This represents the third major acquisition for xpedx, which has followed a strategy of consolidating operations and eliminating duplicate facilities, leveraging shared expenses and focusing on profitable customer segments. Over the three-year period, in addition to Nationwide, xpedx completed the integration of Alling and Cory, acquired with Union Camp, and Zellerbach, a stand-alone distribution business acquisition.

     Operating profits in 2001 declined about 80% from 2000 and 1999 largely reflecting lower sales. In addition, the slowing economy and weak demand resulted in an increase in customer bankruptcies, with a more than 80% increase in bad debt expense. Throughout the year, an aggressive expense management program helped to mitigate the impact of the significant sales decline on operating profits. Headcount was reduced in 2001 by over 1,100, or 11%, and operating expenses were cut to parallel the lower level of sales activity. Additionally, xpedx generated cash flows in excess of $200 million from added focus on working capital and asset management programs.

     Our European distribution operations - Papeteries de France, Scaldia in the Netherlands and Impap in Poland - posted sales of $350 million, down 5% from 2000 but even with 1999. European sales were also affected by an economic downturn, but to a lesser extent than the U.S. The European businesses recorded a slight loss in 2001 due to weak economic conditions following several years of profit growth.

     For 2002, we expect that general market conditions will remain difficult in most segments resulting in weak demand and continued pressure on prices. Consequently, earnings improvement in 2002 will come largely from focused profit improvement initiatives as well as increased emphasis on those customer segments where we can create the most value for customers and shareholders.

FOREST PRODUCTS

Forest Products sales were $2.9 billion, up from $2.4 billion in 2000 and $2.1 billion in 1999. Operating profit in 2001 of $655 million was up from $564 million in 2000 and $653 million in 1999. This increase was attributable to improved results in Forest Resources, partially offset by lower average building materials prices and sales volumes and the full-year inclusion of the Forest Products operations of Champion.

Forest Products
--------------------------------------------------------------------------------
In millions                                          2001       2000        1999
--------------------------------------------------------------------------------
Sales                                              $2,855     $2,380      $2,070
Operating Profit                                   $  655     $  564      $  653

Forest Resources sales in 2001 were $960 million compared with $848 million in 2000 and $653 million in 1999. Operating profit was 10% higher than 2000 and 37% higher than 1999 primarily due to the inclusion of a full year of Champion results and higher sales of non-strategic forest assets, partially offset by lower harvest volumes and prices. International Paper monetizes its forest assets in various ways, including sales of short- and long-term harvest rights, on a pay-as-cut or lump-sum bulk sale basis, as well as sales of timberlands. In 2001, large sales of non-strategic timber assets increased earnings by approximately $75 million from 2000 and $150 million from 1999, reflecting in part the larger land base after the Champion acquisition. Harvest volumes in 2001 were lower than 2000 due to weaker demand, but higher than 1999 as a result of the Champion acquisition. Average 2001 prices declined from both 2000 and 1999, with southern pine sawtimber and pulpwood prices declining about 19% and 12%, respectively, versus 2000 averages. Stumpage prices entering 2002 are below comparable prices at the beginning of 2001, which were lower than 1999. We

Management's Discussion and Analysis

do not anticipate any significant price improvement in early 2002, but expect that 2002 full-year prices will average about the same as 2001, well below 2000. Harvest volumes in 2002 are also projected to be lower than the volumes in 2001.

Wood Products sales in 2001 of $1.4 billion were slightly better than the $1.3 billion in 2000, and equal with 1999 sales. This business reported a loss for both 2001 and 2000 following a strong performance in 1999. The loss in 2001 was due to significant pricing pressure and weak demand, partially offset by improved operations and lower costs, primarily for logs. Prices in 2001, compared with 2000, were off 5% for lumber, and about 7% for panels. We expect market conditions to improve in early 2002, with a continued strengthening later in the year as economic conditions in the U.S. improve. We intend to continue aggressively managing capacity to keep inventories in line with customer demand.

Canadian Wood Products, a former Champion business operated through Weldwood of Canada, reported sales of $480 million for a full year in 2001 versus $190 million from the second half of 2000, which included six months of operations after the acquisition date. By year end, lumber prices had dropped significantly versus 2000. The outlook for 2002 is the same as for domestic U.S. wood products
- gradual strengthening with a stronger second half. A final resolution of the softwood lumber trade dispute between the United States and Canada, that impacts both U.S. Wood Products and Weldwood, would be a net positive factor to International Paper.

CARTER HOLT HARVEY

International Paper's results for this segment differ from those reported by Carter Holt Harvey in New Zealand in three major respects:

1. Carter Holt Harvey earnings include only our share of Carter Holt Harvey's operating earnings. Segment sales, however, represent 100% of Carter Holt Harvey's sales.

2. Carter Holt Harvey reports in New Zealand dollars but our segment results are reported in U.S. dollars. The weighted average currency exchange rate used to translate New Zealand dollars to U.S. dollars was .41 in 2001, .46 in 2000 and .52 in 1999.

3. Carter Holt Harvey reports under New Zealand accounting standards, but our segment results comply with U.S. generally accepted accounting principles. The major differences relate to cost of timber harvested (COTH), land sales, financial instruments and start-up costs. These differences reduced segment earnings by $30 million in 2001, about $20 million in 2000 and $50 million in 1999.

Carter Holt Harvey
--------------------------------------------------------------
In millions                        2001       2000        1999
--------------------------------------------------------------
Sales                            $1,710     $1,675      $1,605
Operating Profit                 $   13     $   71      $   39

   Carter Holt Harvey's segment sales were $1.7 billion in both 2001 and 2000, and $1.6 billion in 1999. The significant fall in operating profit was principally due to low export prices for logs, pulp and linerboard, together with a decline in residential construction in Australia.

   Forests experienced falling prices in both its export and domestic markets. A decline in construction activity in the New Zealand and Australian markets reduced the demand for sawlogs from sawmills, while recession conditions in Japan also led to reduced demand for logs. Additionally, high inventory levels due to the adverse conditions in its major markets resulted in the sale of stock at low prices. Wood Products also experienced adverse market conditions in Australia and New Zealand due to low levels of residential construction. However, declining interest rates as the year progressed resulted in some recovery in both markets later in the year. Pulp and Paper also experienced falling pulp and linerboard prices in its main Asian markets. In addition, higher electricity charges also lowered the business' earnings. Tissue experienced an increase in earnings due to lower pulp input costs and an increase in sales volumes. Higher earnings in the Packaging business were the result of operational business improvements. In April 2001, the Tasman pulp mill in New Zealand was acquired for $130 million. This acquisition is expected to contribute further to earnings in 2002.

   Operating results for the first half of 2002 will be dependent on changes in global economic conditions. Pulp and linerboard pricing can be expected to remain near cyclical lows through mid-2002. Some improvement in export log pricing is expected from improving demand in Korean and Chinese markets. The Australian and New Zealand construction markets are expected to remain relatively strong through the first half of the year before easing in the second half as demand levels ease and interest rates rise.

OTHER BUSINESSES

Other businesses include those that have been identified in our divestiture program, and the Chemical Cellulose Pulp business.

Other Businesses
-----------------------------------------------------------
In millions                     2001       2000        1999
-----------------------------------------------------------
Sales                         $2,325     $4,230      $4,245
Operating Profit              $   52     $  233      $  259

Chemicals sales were $741 million in 2001, compared with $845 million and $885 million in 2000 and 1999, respectively. Primarily due to losses in the Chemical Cellulose Pulp business, Chemicals reported a loss in 2001 following declining profits in 2000 and 1999. Operating profit in the Chemical Cellulose Pulp business declined from 2000 to 2001 as a result of increased costs and lower volumes. Arizona Chemical's U.S. volume in the Oleo, Inks and Adhesives business units was down 15% due to reduced customer demand and lower primary raw material supply due to the shutdown of mills and downtime taken in 2001. European volume was strong for the year.

Decorative Products sales were $527 million, down 15% from 2000 sales of $619 million and 1999 sales of $624 million. The decline in sales in 2001 was due to lower global market demand for high- and low-pressure laminates and particleboard. Earnings in 2001 declined from prior years due to significantly lower sales volumes and higher raw material and energy costs, which were partially offset by reductions in administrative expenses.

Industrial Papers sales were $451 million in 2001 compared with sales of $498 million and $506 million for 2000 and 1999, respectively. Operating profit in 2001 was down approximately 30% from both 2000 and 1999. Lower average sales margins, partially offset by cost improvement initiatives, contributed to the decline in operating profits in 2001.

Petroleum sales were $20 million in 2001 prior to its disposition compared with $125 million in 2000 and $70 million in 1999. International Paper conveyed its oil and gas properties and royalty interests to a third party in January 2001. We retained management of other mineral rights on company-owned and leased lands.

Masonite was sold during the third quarter of 2001 to Premdor Inc. of Toronto, Canada. Masonite sales were $278 million in 2001 prior to its disposition compared with $465 million in 2000 and $512 million in 1999.

   Other businesses not discussed above are businesses that have been sold. The businesses that are no longer part of International Paper include Zanders, Flexible Packaging, Retail Packaging, Bush Boake Allen, the former Champion Hamilton Mill, and the Curtis/Palmer hydroelectric assets. Sales for these businesses were approximately $300 million in 2001 compared with $1.7 billion in 2000 and $1.6 billion in 1999.

LIQUIDITY AND CAPITAL RESOURCES
--------------------------------------------------------------------------------

CASH PROVIDED BY OPERATIONS

Cash provided by operations totaled $1.7 billion for 2001, compared with $2.4 billion in 2000 and $1.7 billion in 1999. The decrease in operating cash flow in 2001 reflects lower earnings before special and extraordinary items and the cumulative effect of an accounting change. Excluding special and extraordinary items and the cumulative effect of accounting change, after taxes and minority interest, net earnings for 2001 decreased $755 million from 2000. The increase in operating cash flow in 2000 reflects higher earnings before special and extraordinary items. Excluding special and extraordinary items, after taxes and minority interest, net earnings for 2000 increased $418 million from 1999. A decrease in working capital increased 2001 operating cash flow by $280 million. Working capital changes decreased 2000 and 1999 operating cash flow by $146 and $32 million, respectively. Depreciation and amortization expense was $1.9 billion in 2001 and 2000, and $1.7 billion in 1999.

INVESTMENT ACTIVITIES

Capital spending was $1.0 billion in 2001, or 56% of depreciation and amortization (52% for ongoing businesses) as compared to $1.4 billion, or 71% of depreciation and amortization in 2000, and $1.1 billion, or 68% of depreciation and amortization in 1999. The increase in spending in 2000 was principally the result of capital projects for Champion. We plan to continue to hold annual capital spending well below annual depreciation and amortization expense. Discretionary capital spending will be primarily for reducing costs, stabilizing processes and improving services. The following table presents capital spending by each of our business segments.

-------------------------------------------------------------------
In millions                            2001        2000        1999
-------------------------------------------------------------------
Printing Papers                      $  374      $  447      $  382
Industrial and Consumer Packaging       246         296         246
Distribution                             16          24          16
Forest Products                         175         217         134
Carter Holt Harvey                       85         100          99
Other Businesses                         82         172         199
                                     ------      ------      ------
Subtotal                                978       1,256       1,076
Corporate and other                      71          96          63
                                     ------      ------      ------
Total                                $1,049      $1,352      $1,139
                                     ======      ======      ======

Management's Discussion and Analysis

Mergers and Acquisitions

In April 2001, Carter Holt Harvey acquired Norske Skog's Tasman Kraft pulp manufacturing business for $130 million in cash.

     In June 2000, International Paper completed the acquisition of Champion, a leading manufacturer of paper for business communications, commercial printing and publications with significant market pulp, plywood and lumber manufacturing operations. Champion shareholders received $50 in cash per share and $25 worth of International Paper common stock for each Champion share. Champion shares were acquired for approximately $5 billion in cash and 68.7 million shares of International Paper common stock with a fair market value of $2.4 billion. Approximately $2.8 billion of Champion debt was assumed.

     In April 2000, Carter Holt Harvey purchased CSR Limited's medium density fiberboard and particleboard businesses and its Oberon sawmill for approximately $200 million in cash.

     In March 2000, International Paper acquired Shorewood, a leader in the manufacture of premium retail packaging, for approximately $640 million in cash and the assumption of $280 million of debt.

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

     In March 2001, International Paper and Carter Holt Harvey acquired a combined 37.5% interest in International Paper Pacific Millennium Limited for approximately $34 million. This investment is accounted for under the equity method and is included in Investments in the accompanying consolidated balance sheet.

Divestitures

In 2000, International Paper announced a divestment program following the Champion acquisition and the completion of a strategic analysis to focus on International Paper's core businesses. Through December 31, 2001, approximately $2.7 billion has been realized under the program, including cash and notes received plus debt assumed by the buyers.

Cash Transactions

In October 2001, International Paper sold its Mobile, Alabama Retail Packaging facility to Ampac, resulting in a pre-tax loss of $9 million.

     In September 2001, International Paper sold Masonite to Premdor Inc. of Toronto, Canada for approximately $300 million in cash and a note receivable with a face value of $113 million, resulting in a pre-tax loss of $87 million.

     In August 2001, International Paper sold its Flexible Packaging business to Exo-Tech Packaging, LLC, a company sponsored by the Sterling Group, L.P., for approximately $85 million in cash and a $25 million note, resulting in a pre-tax loss of $31 million.

     In July 2001, International Paper sold its Curtis/Palmer hydroelectric generating project in Corinth, New York to TransCanada Pipelines Limited for approximately $285 million, resulting in a pre-tax gain of $215 million.

     The net pre-tax gain of $88 million ($24 million after taxes) resulting from the above transactions is netted with impairment charges of $717 million (see Note 7) in Net losses on sales and impairments of businesses held for sale in the accompanying consolidated statement of earnings.

     In January 2001, International Paper also completed the sale of its interest in Zanders, a European coated paper business, to M-Real (formerly Metsa Serla) for approximately $120 million and the assumption of $80 million of debt. This transaction resulted in an extraordinary loss of $245 million after taxes, which was recorded in the third quarter of 2000 when the decision was made to sell this business.

     In November 2000, International Paper sold its interest in Bush Boake Allen, a majority-owned subsidiary, for $640 million, resulting in an extraordinary gain of $183 million after taxes and minority interest. Carter Holt Harvey also sold its Plastics division in November, which resulted in an extraordinary loss of $2 million after taxes and minority interest.

     In January 2000, International Paper sold its equity interest in Scitex for $79 million, and Carter Holt Harvey sold its equity interest in Compania de Petroleos de Chile (COPEC) for just over $1.2 billion. These sales resulted in a combined extraordinary gain of $134 million after taxes and minority interest.

     The gains on the sales in 2000 and the impairments of Zanders, Masonite, Fine Papers, the Chemical Cellulose Pulp business and the Flexible Packaging business in Argentina were recorded in the accompanying consolidated statement of earnings as extraordinary items pursuant to the pooling-of-interests rules. See Note 7 for additional information related to these divestitures.

Structured Transactions - Right of Offset

In March 2001, International Paper sold approximately 265,000 acres of forestlands in the state of Washington for notes receivable (the Notes) that had a value of approximately $480 million on the date of sale. The Notes, which do not require principal payments prior to their March 2011 maturity, are extendable at International Paper's option in five-year increments to March 2031, and are supported by irrevocable letters of credit obtained by the buyer and issued by a money-center bank. The sale resulted in no profit or loss as the timberlands, which were acquired in the Champion acquisition, had a carrying value equal to fair value on the date of sale.

     During 2001, International Paper transferred the Notes to an unconsolidated entity that it does not control in exchange for a preferred interest in the entity valued at approximately $480 million, and accounted for this transfer as a sale of the Notes for financial reporting purposes with no associated gain or loss. Also during 2001, the entity acquired approximately $561 million of other International Paper debt obligations for cash. At December 31, 2001, International Paper has offset, for financial reporting purposes, the $480 million preferred interest in the entity against $480 million of International Paper debt obligations held by the entity since International Paper has, and intends to effect, a legal right to net settle these two amounts.

     In January 2001, International Paper sold its oil and gas properties and fee mineral and royalty interests valued at $234 million to an unconsolidated partnership for a non-controlling preferred limited partnership interest, and recognized an extraordinary loss on this transfer of $8 million after taxes, which is included as an extraordinary item in the accompanying consolidated statement of earnings. Also in 2001, the unconsolidated partnership loaned $244 million to International Paper. At December 31, 2001, International Paper has offset, for financial reporting purposes, its preferred interest in the partnership against the note payable to the partnership since International Paper has, and intends to effect, a legal right to net settle these two amounts.

FINANCING ACTIVITIES

Financing activities during 2001 included a net debt reduction of $1.4 billion, primarily from proceeds from divestitures. Debt issuances in 2001 included $1 billion of 6.75% Senior Unsecured Notes due September 1, 2011, which yielded proceeds of $993 million, and $2.1 billion of zero-coupon Convertible Senior Debentures due June 20, 2021, which yielded proceeds of approximately $1.0 billion (see Note 13).

     Financing activities during 2000 included $6.3 billion of debt issuances, including $4.3 billion in long-term debt and $2 billion of short-term debt instruments (largely commercial paper) issued mainly to finance the Champion and Shorewood acquisitions. In addition, we assumed approximately $3 billion of debt associated with acquisitions, and subsequently reduced the acquired debt balances by $450 million. We repaid $600 million of maturing long-term debt and $1.0 billion in short-term debt from divestiture proceeds and operating cash flows, as well as $700 million of Carter Holt Harvey debt from proceeds received on the sale of its interest in COPEC.

     Financing activities during 1999 included an early extinguishment of $275 million of high interest debt that was assumed in the acquisition of Union Camp, at an after tax cost of $16 million, which is reflected as an extraordinary item in the 1999 statement of earnings. Other debt, primarily short-term, was reduced by $540 million.

     Dividend payments were $482 million, $447 million and $418 million in 2001, 2000 and 1999, respectively. On a per share basis, dividend payments were $1.00 in 2001, $1.00 in 2000 and $1.01 in 1999. The International Paper dividend remained at $1.00 per share during the three-year period. However, dividend payments on a per share basis for 1999 have been restated to include dividends paid by Union Camp.

     At December 31, cash and temporary investments totaled $1.2 billion in both 2001 and 2000.

CAPITAL RESOURCES OUTLOOK FOR 2002

International Paper has the ability to fund capital expenditures, service and reduce existing debt, and meet working capital and dividend requirements during 2002 through various sources of short- and long-term capital.

   In addition to existing cash balances and cash provided from operations, short-term liquidity requirements can be met using commercial paper funding. International Paper currently holds short-term credit ratings from Standard & Poors and Moody's Investors Services of A-2 and P-2, respectively. In the event of a ratings downgrade, our ability to issue commercial paper under this program would be substantially diminished. However, the commercial paper

Management's Discussion and Analysis

program is also backed by committed revolving credit facilities in excess of $2 billion that could also be utilized for these purposes. In addition, International Paper has the ability to issue up to $500 million of commercial paper on a committed basis through an asset-backed accounts receivable securitization program established in December 2001. At December 31, 2001, these facilities were unused. Furthermore, at December 31, 2001, $2.9 billion of contractually committed bank credit agreements were unused. International Paper believes that these sources will be adequate to fund working capital requirements in 2002.

     International Paper has approximately $1.7 billion of debt scheduled for repayment in 2002, including an $800 million bank term loan due in June 2002. We anticipate using cash from operations, supplemented by existing cash balances and proceeds from sales of businesses previously identified for divestiture, and sales of non-strategic assets to repay maturing balances. Contractual obligations for future payments under existing debt and lease commitments at December 31, 2001 were as follows in millions:

--------------------------------------------------------------------------------
In millions             2002        2003       2004     2005    2006  Thereafter
--------------------------------------------------------------------------------

Long-term debt        $  957      $1,477     $2,035    $1,249   $617      $7,079
Lease obligations        169         147        129       113     93         286
                      ------      ------     ------    ------   ----      ------
Total                 $1,126      $1,624     $2,164    $1,362   $710      $7,365
                      ======      ======     ======    ======   ====      ======

   The majority of International Paper's debt is accessed through global public capital markets where we have a wide base of investors.

OTHER FINANCIAL STATEMENT ITEMS

Net interest expense increased to $929 million in 2001 compared with $816 million in 2000 and $541 million in 1999. The increase was reflective of a full year of debt in 2001 and half-year in 2000 related to the Champion acquisition. Proceeds received from the sale of assets in 2001, 2000 and 1999, as well as proceeds from the issuance of preferred securities, were used to reduce debt and for other general corporate purposes.

   Minority interest decreased to $147 million of expense in 2001, compared with $238 million in 2000 and $163 million in 1999. The decrease was a reflection of lower earnings and divestitures in 2001. The increase in minority interest expense from 1999 to 2000 was mainly due to the minority shareholders' portion of the gain on the sale of Carter Holt Harvey's investment in COPEC in January 2000.

   Net periodic pension and postretirement plan income included in operating results was as follows:

--------------------------------------------------------------------------------
In millions                                              2001     2000     1999
--------------------------------------------------------------------------------
Pension income - U.S. plans (non-cash)                 $(141)   $(101)    $(49)
Pension expense - non-U.S. plans                          19       24       16
Postretirement benefit cost - U.S. plans                  56       45       31
                                                       -----    -----     ----
Net Income                                             $ (66)   $ (32)    $ (2)
                                                       =====    =====     ====

   The increase was primarily due to the inclusion of the return on Champion plan assets that were added to the plans after the acquisition date. Pension income in 2002 is expected to decline by approximately $60 million with a decrease in the expected long-term return on plan assets from 10% to 9.25%.

   Actual rates of return earned on plan assets for each of the last 10 years were:

--------------------------------------------------------------------------------
 Year          Return                                     Year          Return
--------------------------------------------------------------------------------
 2001          (2.4)%                                     1996           13.3%
 2000          (1.4)%                                     1995           19.9%
 1999           21.4%                                     1994            0.7%
 1998           10.0%                                     1993           11.8%
 1997           17.2%                                     1992            5.6%

   At December 31, 2001, a prepaid pension cost asset of $1.6 billion related to International Paper's U.S. qualified pension plans was included in Deferred charges and other assets in the consolidated balance sheet. If the fair value of plan assets ($6.5 billion at December 31, 2001) were to fall below the plans' accumulated benefit obligation ($5.9 billion at December 31, 2001), this asset would be charged off, net of taxes, directly to equity, resulting in a reduction in equity of about $1 billion with no impact on earnings per share or cash. The most significant variable that could cause this charge is actual return on plan assets. In the event that this actual return was negative in 2002 and International Paper chose to not make up the differential through cash contributions, such a reduction could occur. This would not, however, result in a violation of existing debt covenants.

CRITICAL ACCOUNTING POLICIES AND JUDGMENTAL MATTERS

Accounting policies whose application may have a significant effect on the reported results of operations and financial position of International Paper, and that can require judgments by management that affect their application, include SFAS No. 5, "Accounting for Contingencies," SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for

Long-Lived Assets to Be Disposed Of," and SFAS No. 87, "Employers' Accounting for Pensions," as amended by SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits."

     SFAS No. 5 requires management judgments regarding the probability and estimated amount of possible future contingent liabilities, including legal and environmental matters (see Note 11). SFAS No. 121 requires judgments regarding future operating or disposition plans for marginally performing assets and estimates of expected realizable values for assets to be sold (see Notes 6 and 7). The application of both of these policies has affected the amount and timing of charges to operating results that have been significant in recent years. The application of SFAS No. 87 requires judgments regarding certain actuarial assumptions that affect the amounts recorded for estimated plan obligations and related income and expense. The primary assumptions are the expected long-term rate of return on plan assets, the rate of increase in future compensation costs and the discount rate used to calculate the present value of the pension obligation. These assumptions, discussed in Note 16, are evaluated annually by management based on recommendations from our consulting actuary.

     Other accounting policies that are significant to the Forest Products industry include those relating to estimated charges for cost of timber harvested (COTH), depreciation of plants, properties and equipment, and inventory valuation. International Paper's policies for these matters, which are described in Note 1, are in accordance with generally accepted accounting principles. Management believes that their application results in a fair presentation in the consolidated financial statements of International Paper's annual operating results and financial position.

SPECIAL ITEMS INCLUDING RESTRUCTURING AND BUSINESS IMPROVEMENT ACTIONS

International Paper continually evaluates its operations for opportunities for improvement. These evaluations are targeted to (a) focus our portfolio on our core businesses of paper, packaging and forest products, (b) operate fewer facilities with the same revenue capability, (c) reduce costs, and (d) rationalize and realign capacity. Annually, operating plans are developed by each of our businesses to ensure that they will achieve a return at least equal to their cost of capital over an economic cycle. If it subsequently becomes apparent that a facility's operating plan will not be achieved, a decision is then made to either (a) shut down the facility and record the corresponding charge, or (b) evaluate the expected recovery of the carrying value of the facility to determine if an impairment of the asset value of the facility has occurred under SFAS No. 121.

     In recent years, this policy has led to the shutdown of a number of facilities and the recording of significant asset impairment charges and severance costs. As this profit improvement initiative is ongoing, it is possible that significant additional charges and costs will be incurred in future periods in our core businesses should such triggering events occur.

     Special items reduced 2001 net earnings by $1.4 billion, 2000 net earnings by $601 million and 1999 net earnings by $352 million.

2001: The following table and discussion presents the impact of special items for 2001:


-------------------------------------------------------------------------------------
In millions                                                     2001
-------------------------------------------------------------------------------------
                                                   Earnings (Loss)    Earnings (Loss)
                                                     Before Income       After Income
                                                         Taxes and          Taxes and
                                                 Minority Interest  Minority Interest
-------------------------------------------------------------------------------------
Before special and extraordinary items
 and cumulative effect of accounting change              $   506            $   214
Merger-related expenses                                      (42)               (28)
Restructuring and other charges                             (892)              (606)
Provision for legal reserves                                (225)              (146)
Reversal of reserves no longer required                       17                 11
Net losses on sales and impairments of
   businesses held for sale (Notes 5 and 7)                 (629)              (587)
                                                         -------            -------
After special items                                      $(1,265)           $(1,142)
                                                         =======            =======

     During 2001, special charges before taxes and minority interest of $1.8 billion ($1.4 billion after taxes and minority interest) were recorded. These special items included net losses on sales and impairments of businesses held for sale of $629 million before taxes ($587 million after taxes) discussed in Notes 5 and 7, a $42 million pre-tax charge ($28 million after taxes) for merger-related expenses, an $892 million charge before taxes and minority interest ($606 million after taxes and minority interest) for asset shutdowns of excess internal capacity and cost reduction actions, a $225 million pre-tax charge ($146 million after taxes) for additional Masonite legal reserves and a $17 million pre-tax credit ($11 million after taxes) for the reversal of reserves no longer required. A further discussion of the Masonite legal reserves can be found in Note 11.

Management's Discussion and Analysis

     The merger-related expenses of $42 million consisted primarily of systems integration, employee retention, travel, and other one-time cash costs related to the Champion acquisition.

     The $892 million charge for the asset shutdowns of excess internal capacity and cost reduction actions consisted of a $171 million charge in the fourth quarter of 2001, a $256 million charge in the third quarter of 2001 and a $465 million charge in the second quarter of 2001.

     The fourth-quarter charge of $171 million consisted of $84 million of asset write-downs and $87 million of severance and other charges. The third-quarter charge of $256 million consisted of $183 million of asset write-downs and $73 million of severance and other charges.

     The second-quarter charge of $465 million consisted of $240 million of asset write-downs and $225 million of severance and other charges.

     The $17 million reversal of reserves no longer required consisted of excess 1999, and 2000 second and fourth-quarter, restructuring reserves.

     The following table presents a roll forward of the severance and other costs included in the 2001 restructuring plans:

--------------------------------------------------------------------------------
                                                                     Severance
In millions                                                          and Other
--------------------------------------------------------------------------------
Opening Balance (second quarter 2001)                                  $ 225
Additions (third quarter 2001)                                            73
Additions (fourth quarter 2001)                                           87
2001 Activity
   Cash charges                                                         (131)
                                                                       -----
Balance, December 31, 2001                                             $ 254
                                                                       =====

     The severance charges recorded in the second, third and fourth quarters of 2001 related to 6,089 employees. As of December 31, 2001, 3,383 employees had been terminated.

2000: The following table and discussion presents the impact of special items for 2000:

--------------------------------------------------------------------------------
In millions                                                2000
--------------------------------------------------------------------------------
                                              Earnings (Loss)    Earnings (Loss)
                                                Before Income       After Income
                                                    Taxes and          Taxes and
                                            Minority Interest  Minority Interest
--------------------------------------------------------------------------------
Before special and extraordinary items               $1,692              $ 969
Merger-related expenses                                 (54)               (33)
Restructuring and other charges                        (824)              (509)
Provision for legal reserves                           (125)               (80)
Reversal of reserves no longer required                  34                 21
                                                     ------              -----
After special items                                  $  723              $ 368
                                                     ======              =====

     During 2000, special charges before taxes and minority interest of $969 million ($601 million after taxes and minority interest) were recorded. These special items included a $54 million pre-tax charge ($33 million after taxes) for merger-related expenses, an $824 million charge before taxes and minority interest ($509 million after taxes and minority interest) for asset shutdowns of excess internal capacity and cost reduction actions, a $125 million pre-tax charge ($80 million after taxes) for additional Masonite legal reserves and a $34 million pre-tax credit ($21 million after taxes) for the reversal of reserves no longer required. A further discussion of the Masonite legal reserves can be found in Note 11.

     The merger-related expenses of $54 million consisted primarily of systems integration, employee retention, travel, and other one-time cash costs related to the Champion acquisition and Union Camp merger.

     The $824 million charge for the asset shutdowns of excess internal capacity and cost reduction actions consisted of a $753 million charge in the fourth quarter of 2000 and a $71 million charge in the second quarter of 2000.

     The fourth-quarter charge of $753 million consisted of $536 million of asset write-downs and $217 million of severance and other charges. The second-quarter charge of $71 million consisted of $40 million of asset write-downs and $31 million of severance and other charges.

     The $34 million reversal of reserves no longer required included a pre-tax credit of $28 million for excess 1999 second and fourth-quarter restructuring reserves and a pre-tax credit of $6 million for excess Union Camp merger-related termination benefits reserves.

     The following table presents a roll forward of the severance and other costs included in the 2000 restructuring plans:

--------------------------------------------------------------------------------
In millions                                                          Severance
                                                                     and Other
--------------------------------------------------------------------------------
Opening Balance (second quarter 2000)                                  $  31
Additions (fourth quarter 2000)                                          217
2000 Activity
   Cash charges                                                          (19)
2001 Activity
   Cash charges                                                         (148)
   Reversal of reserves no longer required                               (14)
                                                                       -----
Balance, December 31, 2001                                             $  67
                                                                       =====

     The severance charges recorded in the second and fourth quarters of 2000 related to 4,243 employees. As of December 31, 2001, 3,777 employees had been terminated. Reserves of $14 million were determined to no longer be required and reversed to income in the fourth quarter of 2001.

1999: The following table and discussion presents the impact of special items for 1999:

----------------------------------------------------------------------------------
In millions                                                  1999
----------------------------------------------------------------------------------
                                              Earnings (Loss)      Earnings (Loss)
                                                Before Income         After Income
                                                    Taxes and            Taxes and
                                            Minority Interest    Minority Interest
----------------------------------------------------------------------------------
Before special and extraordinary items                 $1,005                 $551
Union Camp merger-related
   termination benefits                                  (148)                 (97)
Merger-related expenses                                  (107)                 (78)
Restructuring and other charges                          (298)                (180)
Environmental remediation charge                          (10)                  (6)
Provision for legal reserves                              (30)                 (18)
Reversal of reserves no longer required                    36                   27
                                                       ------                 ----
After special items                                    $  448                 $199
                                                       ======                 ====

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

     The Union Camp merger-related termination benefits charge of $148 million related to employees terminating after the effective date of the merger under an integration benefits program. Under this program, 1,218 employees of the combined company were originally identified for termination. An additional 346 employees left the company after the merger was announced, but were not eligible for benefits under the integration benefits program completed in the third quarter of 2000. Benefits payable under this program for certain senior executives and managers were paid from the general assets of International Paper. Benefits for remaining employees were primarily paid from plan assets of our qualified pension plan. In total, 1,062 employees were terminated. Related cash payments approximated $71 million (including payments related to our nonqualified pension plans). The remainder of the costs incurred primarily represented an increase in the projected benefit obligation of our qualified pension plan. Upon termination of the program in the third quarter of 2000, $6 million of the original reserve of $148 million was reversed to income.

     The following table is a roll forward of the Union Camp merger-related termination benefit charge:

-------------------------------------------------------------------------------
                                                                    Termination
Dollars in millions                                                    Benefits
-------------------------------------------------------------------------------
Special charge (1,218 employees)                                          $ 148
1999 incurred costs (787 employees)                                        (116)
2000 incurred costs ( 275 employees)                                        (26)
Reversal of reserves no longer required                                      (6)
                                                                          -----
Balance, December 31, 2000                                                $   -
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

     The $298 million charge for asset shutdowns of excess internal capacity consisted of a $185 million charge in the fourth quarter of 1999 and a $113 million charge in the second quarter of 1999.

     The $185 million fourth-quarter charge for shutdowns of excess internal capacity and cost reduction actions included $92 million of asset write-downs and $93 million of severance and other charges. The second-quarter $113 million charge for the asset shutdowns of excess internal capacity and cost reduction actions included $57 million of asset write-downs and $56 million of severance and other charges.

     The $30 million pre-tax charge to increase existing legal reserves included $25 million added to our reserve for hard-board siding claims. A further discussion of this charge can be found in Note 11.

     The $36 million pre-tax credit for reserves no longer required consisted of $30 million related to a retained exposure at the Lancey mill in France and $6 million of excess severance reserves previously established by Union Camp.

Management's Discussion and Analysis

     The following table presents a roll forward of severance and other costs included in the 1999 restructuring plans:

-------------------------------------------------------------------------------
                                                                      Severance
In millions                                                           and Other
-------------------------------------------------------------------------------
Opening Balance (second quarter 1999)                                      $ 56
Additions (fourth quarter 1999)                                              93
1999 Activity
   Cash charges                                                             (34)
2000 Activity
   Cash charges                                                             (75)
   Other charges                                                            (13)
   Reversal of reserves no longer required                                  (14)
2001 Activity
   Cash charges                                                             (10)
   Reversal of reserves no longer required                                   (3)
                                                                           ----
Balance, December 31, 2001                                                 $  -
                                                                           ====

     The severance reserves recorded in the second and fourth quarters of 1999 related to 3,163 employees. At December 31, 2001, all 3,163 employees had been terminated. Reserves of $3 million and $14 million were determined to no longer be required and reversed to income in the fourth quarter of 2001 and 2000, respectively.

     See Note 6 on pages 49 to 58 for a more detailed discussion of these charges including the effects on the reporting segments.

INCOME TAXES

Before special and extraordinary items and cumulative effect of accounting change, the 2001, 2000 and 1999 effective income tax rates were 28% of pre-tax earnings. The effective income tax rates were less than the U.S. Federal statutory tax rate primarily because of the geographic mix of taxable earnings and the impact of state tax credits. After special items, the effective income tax rate was 21%, 16% and 19% for 2001, 2000 and 1999, respectively. We estimate that the 2002 effective income tax rate will be approximately 30% based on expected earnings and business conditions, which are subject to change.

     The following tables present the impact of the special items on the effective income tax rate for the three years. Taxes on special charges were provided at statutory rates except for those charges that represent tax deductions that management does not believe will be realized.

----------------------------------------------------------------------------------------
In millions                                                          2001
----------------------------------------------------------------------------------------
                                                Earnings (Loss)
                                                         Before      Income
                                                   Income Taxes         Tax    Effective
                                                   and Minority   Provision          Tax
                                                       Interest   (Benefit)         Rate
----------------------------------------------------------------------------------------
Before special and extraordinary
   items and cumulative effect
   of accounting change                                 $   506       $ 142          28%
Merger-related expenses                                     (42)        (14)         33%
Restructuring and other charges                            (892)       (283)         32%
Provision for legal reserves                               (225)        (79)         35%
Net losses on sales and impairments
   of businesses held for sale                             (629)        (42)          7%
Reversal of reserves no longer required                      17           6          35%
                                                        -------       -----
After special items                                     $(1,265)      $(270)         21%
                                                        =======       =====

----------------------------------------------------------------------------------------
In millions                                                          2000
----------------------------------------------------------------------------------------
                                                Earnings (Loss)
                                                         Before      Income
                                                   Income Taxes         Tax    Effective
                                                   and Minority   Provision          Tax
                                                       Interest   (Benefit)         Rate
----------------------------------------------------------------------------------------
Before special and extraordinary items                   $1,692       $ 480          28%
Merger-related expenses                                     (54)        (21)         39%
Restructuring and other charges                            (824)       (310)         38%
Provision for legal reserves                               (125)        (45)         36%
Reversal of reserves no longer required                      34          13          38%
                                                         ------       -----
After special items                                      $  723       $ 117          16%
                                                         ======       =====

----------------------------------------------------------------------------------------
In millions                                                          1999
----------------------------------------------------------------------------------------
                                                Earnings (Loss)
                                                         Before      Income
                                                   Income Taxes         Tax    Effective
                                                   and Minority   Provision          Tax
                                                       Interest   (Benefit)         Rate
----------------------------------------------------------------------------------------
Before special and extraordinary items                   $1,005       $ 281          28%
Union Camp merger-related
   termination benefits                                    (148)        (51)         34%
Merger-related expenses                                    (107)        (29)         27%
Restructuring and other charges                            (298)       (108)         36%
Environmental remediation charge                            (10)         (4)         40%
Provision for legal reserves                                (30)        (12)         40%
Reversal of reserves no longer required                      36           9          25%
                                                         ------       -----
After special items                                      $  448       $  86          19%
                                                         ======       =====

RECENT ACCOUNTING DEVELOPMENTS

Impairment and Disposal of Long-Lived Assets

In October 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets." It is effective in 2002 on a prospective basis. It establishes a single accounting model for the impairment of long-lived assets to be held and used or to be disposed of by sale or abandonment and broadens the definition of discontinued operations. International Paper believes that the adoption of SFAS No. 144 will not have a material impact on its consolidated financial position or results of operations.

Asset Retirement Obligations

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" which is effective in 2003. It requires the recording of an asset and a liability equal to the present value of the estimated costs associated with the retirement of long-lived assets where a legal or contractual obligation exists. The asset is required to be depreciated over the life of the related equipment or facility, and the liability accreted each year based on a present value interest rate. International Paper has not yet evaluated the impact of adopting SFAS No. 143 on its consolidated financial position or results of operations.

Goodwill

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." It changes the accounting for goodwill by eliminating goodwill amortization beginning in 2002. It will also require at least an annual assessment of goodwill for impairment. The initial test for impairment must be completed by June 30, 2002, but any impairment charges would be reflected as an accounting change recorded retroactively in the first quarter of 2002. International Paper is currently evaluating the impact of adopting SFAS No. 142. Goodwill amortization will no longer be an expense in 2002, thus increasing earnings. Goodwill amortization in 2002 would have been approximately $185 million. International Paper has not completed the impairment testing and therefore cannot quantify the statement's impact on its consolidated financial statements. It is possible that some goodwill will be required to be written off in 2002. Neither a write-off nor the cessation of goodwill amortization will impact cash flows.

Business Combinations

In June 2001, the FASB issued SFAS No. 141, "Business Combinations." It requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method, eliminating the use of the pooling-of-interests method. It also specifies that the purchase price must first be allocated to specific tangible and intangible assets before determining any residual goodwill.

Derivatives and Hedging

On January 1, 2001, International Paper adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS Nos. 137 and
138. The cumulative effect of adopting SFAS No. 133 was a $25 million charge to net earnings before taxes and minority interest ($16 million after taxes and minority interest), and a net decrease of $9 million after taxes to Accumulated Other Comprehensive Income (Loss) (OCI). The charge to net earnings primarily resulted from recording the fair value of certain interest rate swaps, which do not qualify under the new rules for hedge accounting treatment. The decrease to OCI primarily resulted from adjusting the foreign currency contracts used as hedges of net investments in foreign operations to fair value.

LEGAL AND ENVIRONMENTAL ISSUES

International Paper is subject to extensive federal and state environmental regulation as well as similar regulations in all other jurisdictions in which we operate. Our continuing objectives are to: (1) control pollutants discharged into the air, water and groundwater to avoid adverse impacts on the environment,
(2) make continual improvements in environmental performance, and (3) maintain 100% compliance with applicable laws and regulations. A total of $128 million was spent in 2001 for capital projects to control environmental releases into the air and water, and to assure environmentally sound management and disposal of waste. We expect to spend approximately $82 million in 2002 for similar capital projects, including the costs to comply with the Environmental Protection Agency's (EPA) Cluster Rule regulations. Amounts to be spent for environmental control projects in future years will depend on new laws and regulations and changes in legal requirements and environmental concerns. Taking these uncertainties into account, our preliminary estimate for additional environmental appropriations during the year 2003 is approximately $138 million and during the year 2004 is approximately $123 million.

Management's Discussion and Analysis

     On April 15, 1998, the EPA issued final Cluster Rule regulations that established new requirements regarding air emissions and wastewater discharges from pulp and paper mills to be met by 2006. The projected costs included in our estimate related to the Cluster Rule regulations for the years 2002 through 2003 are $85 million. Included in this estimate are costs associated with combustion source standards for the pulp and paper industry, which were issued by the EPA on January 12, 2001. Total projected Cluster Rule costs for 2004 through 2006 are in the range of $175 million to $190 million. We estimate that annual operating costs, excluding depreciation, will increase approximately $22 million when these regulations are fully implemented.

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

     International Paper has been named as a potentially liable party in a number of environmental remediation actions under various federal and state laws, including the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA). Related costs are recorded in the financial statements when they are probable and reasonably estimable. As of December 31, 2001, CERCLA liabilities totaled approximately $55 million. In addition, other remediation costs recorded in the financial statements are approximately $103 million. Completion of these actions is not expected to have a material adverse effect on our financial condition or results of operations. A discussion of CERCLA proceedings can be found under "Other Environmental."

Masonite Litigation: Three nationwide class action lawsuits filed against International Paper have been settled in recent years. In connection with one of these lawsuits, International Paper commenced a lawsuit against certain insurance carriers relating to their refusal to indemnify International Paper and, in the case of one insurance carrier, also for its refusal to provide a defense. See Note 11 for a detailed discussion of these matters.

Other Litigation: In March and April 2000, Champion and 10 members of its board of directors were served with six lawsuits that have been filed in the Supreme Court for the State of New York, New York County. Each of the suits purports to be a class action filed on behalf of Champion shareholders and alleges that the defendants breached their fiduciary duties in connection with the proposed merger with UPM-Kymmene Corporation and the merger proposal from International Paper. Champion has filed a motion to dismiss, which as of February 28, 2002 has not been decided.

     On May 14, 1999, and May 18, 1999, two lawsuits were filed in federal court in the Eastern District of Pennsylvania against International Paper, the former Union Camp Corporation and other manufacturers of linerboard. These suits allege that the defendants conspired to fix prices for linerboard and corrugated sheets during the period October 1, 1993, through November 30, 1995. These lawsuits seek injunctive relief as well as treble damages and other costs associated with the litigation. The cases have been consolidated. The plaintiffs in these consolidated cases sought certification on behalf of both corrugated sheet purchasers and corrugated container purchasers. On September 4, 2001, the district court certified both classes. Defendants promptly filed a petition appealing the certification order, which the Court of Appeals for the Third Circuit, in its discretion, granted. The appeal is currently pending, with briefing scheduled for the spring of 2002.

     In 2000, purchasers of high-pressure laminates filed a number of purported class actions under the federal antitrust laws alleging that International Paper's Nevamar division (now Decorative Products division) participated in a price-fixing conspiracy with competitors. These lawsuits seek injunctive relief as well as treble damages and other costs associated with the litigation. These cases have been consolidated in federal district court in New York. In 2000 and 2001, indirect purchasers of high-pressure laminates also filed similar purported class action cases under various state antitrust and consumer protection statutes in Arizona, California, Florida, Maine, Michigan, Minnesota, New Mexico, New York, North Carolina, North Dakota, South Dakota, Tennessee, West Virginia, Wisconsin and the District of Columbia. The case in New York state court has been dismissed, while all of the other state cases, except for California, have been stayed pending resolution of the federal cases. Discovery in the federal cases is ongoing.

Other Environmental: On December 30, 1999, Champion entered into a Consent Order with the Florida Department of Environmental Protection relating to alleged violations of the wastewater discharge permit at the Pensacola, Florida mill. The Consent Order required Champion to take additional steps to control the discharge of suspended solids, nutrients and oxygen-consuming material in the mill's wastewater and to pay a civil penalty of $137,730. The Consent Order became effective in April 2001, when an administrative challenge of the Consent Order was resolved.

     In April 1999, the Franklin, Virginia mill received a Notice of Violation
(NOV) from the EPA, Region 3 in Philadelphia, and an NOV from the Commonwealth of Virginia alleging that the Mill violated the Prevention of Significant Deterioration (PSD) regulations. The Franklin mill was owned by Union Camp at the time of the alleged violations and was one of seven paper mills in Region 3 owned by different companies that received similar NOVs. On May 11, 2001, the Commonwealth of Virginia informed International Paper that it does not intend to pursue the allegations identified in the NOV, and we do not anticipate further enforcement action from the EPA. The Franklin mill's NOVs were issued in connection with the EPA's well-publicized PSD air permit enforcement initiative against the paper industry. The EPA has also issued requests for information related to air permit compliance to five other International Paper mills. These administrative reviews are still pending.

     On June 19, 2000, before International Paper completed the acquisition of Champion, Champion entered into a Consent Order with the Maine Department of Environment Protection that resolved allegations of past wastewater and reporting deficiencies at Champion's lumber mills in Milford and Passadumkeag, Maine. The U.S. EPA and the U.S. Attorney's Office in Maine commenced a grand jury investigation of the same allegations. On August 15, 2001, the U.S. Attorney's Office in Maine noticed International Paper that it would not prosecute the matters earlier resolved with the Maine Department of Environmental Protection.

     As of February 28, 2002, there were no other pending judicial proceedings, brought by government authorities against International Paper, for alleged violations of applicable environmental laws or regulations. International Paper is engaged in various other proceedings that arise under applicable environmental and safety laws or regulations, including approximately 114 active proceedings under CERCLA and comparable state laws. Most of these proceedings involve the cleanup of hazardous substances at large commercial landfills that received waste from many different sources. While joint and several liability is authorized under CERCLA, as a practical matter, liability for CERCLA cleanups is allocated among the many potentially responsible parties. Based upon previous experience with respect to the cleanup of hazardous substances and upon presently available information, International Paper believes the potential liability associated with all of the CERCLA proceedings is approximately $55 million.

     International Paper is involved in other contractual disputes, administrative and legal proceedings and investigations of various types. While any litigation, proceeding or investigation has an element of uncertainty, we believe that the outcome of any proceeding, lawsuit or claim that is pending or threatened, or all of them combined, will not have a material adverse effect on our consolidated financial position or results of operations.

IMPACT OF EURO

The introduction of the euro for noncash transactions took place on January 1, 1999, with 11 countries participating in the first wave: Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, Netherlands, Portugal and Spain. The euro has been trading on world currency exchanges since 1999 and is used by our businesses in transactions. On January 2, 2002, new euro-denominated bills and coins were issued and legacy currencies were withdrawn from circulation. The introduction of the euro has increased price transparency for our products and reduced the complexity and cost of managing our business.

     Over the three-year transition period, our computer systems have been updated to ensure euro compliance. Also, we have reviewed our marketing and operational policies and procedures to ensure our ability to continue to successfully conduct all aspects of our business in this new market. In general, our product lines are likely to become somewhat more international, with some leveling of prices that is not expected to significantly impact our operations. Total costs in connection with the euro conversion have not been material. Further, we do not anticipate that the conversion from the legacy currencies to the euro will have a material adverse effect on our consolidated financial position or results of operations.

EFFECT OF INFLATION

General inflation has had minimal impact on our operating results in the last three years. Sales prices and volumes are more strongly influenced by supply and demand factors in specific markets and by exchange rate fluctuations than by inflationary factors.

Management's Discussion and Analysis

MARKET RISK

We use financial instruments, including fixed and variable rate debt, to finance operations, for capital spending programs and for general corporate purposes. Additionally, financial instruments, including various derivative contracts, are used to hedge exposures to interest rate, commodity and foreign currency risks. We do not use financial instruments for trading purposes.

     Our exposure to market risk for changes in interest rates relates primarily to investments in marketable securities, and short- and long-term debt obligations. We invest in investment grade securities of financial institutions and industrial companies and limit exposure to any one issuer. Our investments in marketable securities at December 31, 2001 were not significant. Our debt obligations outstanding as of December 31, 2001, expressed in U.S. dollar equivalents, are summarized as to their principal cash flows and related weighted average interest rates by year of maturity in the following table.

----------------------------------------------------------------------------------------------------------------------------------
U.S. dollars in millions                 2002       2003        2004        2005     2006     Thereafter      Total     Fair Value
----------------------------------------------------------------------------------------------------------------------------------
U.S. commercial paper
   and bank notes - 2.7%
   average interest rate                 $  -     $    -      $  100      $    -     $  -         $    -    $   100        $   100
Chinese renminbi bank
   notes - 5.8% average
   interest rate                            -          -          15           -        -              -         15             15
Euro fixed rate notes -
   5 3/8% average
   interest rate                            -          -           -           -      225              -        225            225
Fixed rate debt - 6.8%
   average interest rate                  157      1,432         910       1,178      333          4,922      8,932          8,598
Medium term notes - 8.1%
   average interest rate                    -         30          89           -       13             30        162            170
Environmental and
   industrial development
   bonds - 6.2% average
   interest rate                            -          5         285          71       41          2,018      2,420          2,476
Floating rate notes -
   2.9% average interest
   rate                                   800          -         528           -        -              -      1,328          1,324
Other                                       -         10         108           -        5            109        232            249
                                         ----     ------      ------      ------     ----         ------    -------        -------
Total Debt                               $957     $1,477      $2,035      $1,249     $617         $7,079    $13,414        $13,157
                                         ====     ======      ======      ======     ====         ======    =======        =======

     For debt obligations, the table above presents principal cash flows and related weighted average interest rates by year of maturity. Variable interest rates disclosed represent the weighted average rates at the end of the period. For financial statement classification, $750 million of tenderable bonds, commercial paper and bank notes, and current maturities of long-term debt have been classified as long-term pursuant to line of credit agreements maturing beyond 2002.

     International Paper uses cross-currency and interest rate swap transactions to manage the composition of our domestic and foreign, fixed and floating rate debt portfolio. Some of our cross-currency swaps are used as hedges of certain of our foreign net investments and others are used to hedge foreign debt. See
Note 14 for additional information. Our cross-currency and interest rate swap agreements outstanding at December 31, 2001, expressed in U.S. dollar equivalents, by year of maturity, are presented in the following table.

-----------------------------------------------------------------------------------------------------------------------------
U.S. dollars in millions                                 2002   2003   2004   2005   2006   Thereafter     Total   Fair Value
-----------------------------------------------------------------------------------------------------------------------------
U.S. dollar variable to fixed rate swaps
   Average pay rate 7.7% /Average receive rate 2.1%      $ 45   $200   $300   $  -   $150         $363    $1,058        $(141)
U.S. dollar fixed to variable rate swaps
   Average pay rate 2.2%/Average receive rate 5.9%         45    550    700    650    300          500     2,745          145
U.S. dollar to New Zealand dollar cross-currency swaps    404      -      -      -      -            -       404            -
New Zealand dollar to Australian dollar cross-currency
   swaps                                                  150      -    254      -      -            -       404           32
U.S. dollar to European euro cross-currency swaps           -    450      -      -      -            -       450            3

   International Paper transacts business in many currencies and is also subject to currency exchange rate risk through investments and businesses owned and operated in foreign countries. We address these risks through a risk management program that involves financing a portion of our investments in overseas operations with borrowings denominated in the same currency as the investment or by entering into foreign currency exchange contracts, including forwards and options. See Note 14 for additional information.

   The following table presents information about our foreign currency forward contracts outstanding as of December 31, 2001, expressed in U.S. dollar equivalents. The contracts mature in 5 years or less.

-------------------------------------------------------------------------
                                                   Weighted            Net
                                                    Average     Unrealized
                                       Contract    Exchange           Gain
U.S. dollars in millions                 Amount        Rate         (Loss)
--------------------------------------------------------------------------
Receive Canadian dollars/
   Pay U.S. dollars                        $312        1.58           $  4
Receive European euros/
   Pay British pounds                       114        1.60              -
Receive European euros/
   Pay Polish zloty                          45        0.26            (2)
Receive New Zealand dollars/
   Pay Australian dollars                   216        1.22            (2)
Receive New Zealand dollars/
   Pay U.S. dollars                         464        2.48            (2)
Receive U.S. dollars/
   Pay European euros                       112        0.89            (1)
Receive U.S. dollars/
   Pay New Zealand dollars                  400        0.42              4
Receive U.S. dollars/
   Pay Swedish kronas                        28        0.10              -

Note: International Paper has an additional $82 million in a number of smaller forward contracts to purchase or sell other currencies with a related net immaterial unrealized gain.

   Foreign currency option contracts outstanding at December 31, 2001 amounted to approximately $150 million with a fair value of $5 million. The majority of the contract terms are 12 months or less.

   International Paper is exposed to changes in the price of commodities used in its operations. Swap contracts are currently used to manage risks associated with market fluctuations in energy prices, primarily natural gas. At December 31, 2001, the net fair value liability of such contracts was $29 million. The potential loss in fair value resulting from a 10% adverse change in the underlying commodity prices would be approximately $5 million. This amount excludes the offsetting impact of the price risk inherent in the physical purchase of the underlying commodities. See Note 14 for additional information.

FORWARD-LOOKING STATEMENTS

Certain statements in this 2001 Annual Report to Shareholders, and in particular, statements found in Management's Discussion and Analysis, that are not historical in nature may constitute forward-looking statements. These statements are often identified by the words, "believe," "expect," "plan," "appear," "project," "estimate," "intend," and words of similar import. Such statements reflect the current views of International Paper with respect to future events and are subject to risks and uncertainties. Actual results may differ materially from those expressed or implied in these statements. Factors which could cause actual results to differ include, among other things, the timing and magnitude of the expected economic recovery, fluctuations in foreign currency exchange rates against the U.S. dollar, fluctuations in interest rates, changes in overall demand, whether our initiatives relating to balancing our supply with customer demand will be successful, changes in domestic or foreign competition, changes in the cost or availability of raw materials, the cost of compliance with environmental laws and regulations, and whether anticipated savings from restructuring activities and facility rationalizations can be achieved. In view of such uncertainties, investors are cautioned not to place undue reliance on these forward-looking statements. International Paper does not assume any obligation to update these forward-looking statements.

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

   Capital Spending by Industry Segment is reported on page 25 of management's discussion and analysis of financial condition and results of operations.

INFORMATION BY INDUSTRY SEGMENT(a)
--------------------------------------------------------------------------------
Net Sales

-------------------------------------------------------------------------------------------
In millions                                        2001             2000               1999
-------------------------------------------------------------------------------------------

Printing Papers                                 $ 7,815          $ 7,210            $ 5,215
Industrial and Consumer Packaging                 6,280            6,625              6,020
Distribution                                      6,790            7,255              6,850
Forest Products                                   2,855            2,380              2,070
Carter Holt Harvey                                1,710            1,675              1,605
Other Businesses(b)                               2,325            4,230              4,245
Corporate and Intersegment Sales(c)              (1,412)          (1,195)            (1,432)
                                                -------          -------            -------
Net Sales                                       $26,363          $28,180            $24,573
                                                =======          =======            =======
Assets
-------------------------------------------------------------------------------------------
In millions                                        2001             2000               1999
-------------------------------------------------------------------------------------------
Printing Papers                                 $ 9,742          $10,580             $7,181
Industrial and Consumer Packaging                 7,338            7,437              6,647
Distribution                                      1,662            1,986              1,893
Forest Products                                   5,106            6,610              2,662
Carter Holt Harvey(d)                             3,295            3,141              4,183
Other Businesses(b)                                 657            2,579              4,143
Corporate                                         9,358            9,776              3,559
                                                -------          -------            -------
Assets                                          $37,158          $42,109            $30,268
                                                =======          =======            =======
Operating Profit
-------------------------------------------------------------------------------------------
In millions                                        2001             2000               1999
-------------------------------------------------------------------------------------------
Printing Papers                                 $   538          $   930            $   232
Industrial and Consumer Packaging                   508              741                520
Distribution                                         21              120                105
Forest Products                                     655              564                653
Carter Holt Harvey(e)                                13               71                 39
Other Businesses(b)                                  52              233                259
Corporate(c)                                          -               26                  -
                                                -------          -------            -------
Operating Profit                                  1,787            2,685              1,808
Interest expense, net                              (929)            (816)              (541)
Minority interest adjustment(e)                      17              108                 74
Corporate items, net                               (369)            (285)              (336)
Merger integration costs                            (42)             (54)              (255)
Restructuring and other charges                  (1,117)            (949)              (338)
Reversals of reserves no longer required             17               34                 36
Net losses on sales and impairments
   of businesses held for sale                     (629)               -                  -
                                                -------          -------            -------
Earnings Before Income Taxes,
   Minority Interest, Extraordinary Items
   and Cumulative Effect of
   Accounting Change                            $(1,265)         $   723            $   448
                                                =======          =======            =======

Restructuring and Other Charges

--------------------------------------------------------------------------------
In millions                                2001            2000            1999
--------------------------------------------------------------------------------
Printing Papers                          $  185            $425            $ 48
Industrial and Consumer Packaging           534             255              87
Distribution                                 46              22              23
Forest Products                              34              35               -
Carter Holt Harvey                           10              10              27
Other Businesses (b)                          8              69             113
Corporate                                   300             133              40
                                         ------            ----            ----
Restructuring and Other Charges          $1,117            $949            $338
                                         ======            ====            ====

Depreciation and Amortization (f)
--------------------------------------------------------------------------------
In millions                                2001            2000            1999
--------------------------------------------------------------------------------
Printing Papers                          $  716          $  623          $  506
Industrial and Consumer Packaging           424             447             421
Distribution                                 31              35              32
Forest Products                             214             216             126
Carter Holt Harvey                          194             177             201
Other Businesses (b)                         39             224             255
Corporate                                   252             194             124
                                         ------          ------          ------
Depreciation and Amortization            $1,870          $1,916          $1,665
                                         ======          ======          ======

External Sales by Major Product
--------------------------------------------------------------------------------
In millions                                2001            2000            1999
--------------------------------------------------------------------------------
Printing Papers                         $ 7,042         $ 7,169         $ 5,039
Industrial and Consumer Packaging         7,263           8,052           7,361
Distribution                              6,961           7,275           6,926
Forest Products                           4,297           4,243           3,759
Other (b,g)                                 800           1,441           1,488
                                        -------         -------         -------
Net Sales                               $26,363         $28,180         $24,573
                                        =======         =======         =======

(a) Certain reclassifications and adjustments have been made to conform with current presentation.

(b)  Principally includes businesses identified in our divestiture program.

(c) Includes results from operations of Champion from date of acquisition, June 20, 2000 through June 30, 2000.

(d) Includes equity investments (in millions) of $29 in 2001, $16 in 2000 and $876 in 1999.

(e) Includes equity earnings (in millions) of $1 in 2001, $11 in 2000 and $54 in 1999. Half of these equity earnings amounts are in the Carter Holt Harvey segment and half are in the minority interest adjustment.

(f)  Includes cost of timber harvested.

(g)  Includes sales of products not included in our major product lines.

INFORMATION BY GEOGRAPHIC AREA(a)
================================================================================
Net Sales (h)
--------------------------------------------------------------------------------
In millions                                2001            2000            1999
--------------------------------------------------------------------------------
United States (i)                       $20,555         $22,131         $19,152
Europe (j)                                2,630           3,353           3,257
Pacific Rim (j,k)                         1,888           1,923           1,865
Americas, other than U.S. (m)             1,290             773             299
                                        -------         -------         -------
Net Sales                               $26,363         $28,180         $24,573
                                        =======         =======         =======

European Sales by Industry Segment
--------------------------------------------------------------------------------
In millions                                2001            2000            1999
--------------------------------------------------------------------------------
Printing Papers                          $1,110          $1,047           $ 979
Industrial and Consumer Packaging           694             709             723
Distribution                                353             370             347
Other Businesses (b)                        473           1,227           1,208
                                         ------          ------          ------
European Sales                           $2,630          $3,353          $3,257
                                         ======          ======          ======

Long-Lived Assets(l)
--------------------------------------------------------------------------------
In millions                                2001            2000            1999
--------------------------------------------------------------------------------
United States (j)                       $13,472         $16,493         $12,325
Europe                                    1,179           1,217           1,888
Pacific Rim (k)                           2,325           2,324           2,625
Americas, other than U.S. (m)             1,447           1,612              77
Corporate                                   235             452             387
                                        -------         -------         -------
Long-Lived Assets                       $18,658         $22,098         $17,302
                                        =======         =======         =======

(h)  Net sales are attributed to countries based on location of seller.

(i) Export sales to unaffiliated customers (in billions) were $1.3 in 2001, $1.6 in 2000 and $1.5 in 1999.

(j)  Decrease in 2001 primarily due to divestitures.

(k) Operations in New Zealand and Australia account for most of the Pacific Rim amounts.

(l) Long-Lived Assets includes Forestlands and Plants, Properties and Equipment, net.

(m) Increases in 2001 and 2000 reflect operations in Brazil and Canada acquired with Champion.

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

     An important part of the internal controls system is our ethics program which includes: our long-standing policy on Ethical Business Conduct, which requires employees to maintain the highest ethical and legal standards in their conduct of International Paper business; a toll-free telephone help line whereby any employee may report suspected violations of law or International Paper's policy; and an office of ethics and business practices. The internal controls system further includes careful selection and training of supervisory and management personnel, appropriate delegation of authority and division of responsibility, dissemination of accounting and business policies throughout International Paper, and an extensive program of internal audits with management follow-up.

     The independent public accountants provide an objective, independent review of management's discharge of its responsibility for the fairness of our financial statements. They review our internal accounting controls and conduct tests of procedures and accounting records to enable them to form the opinion set forth in their report.

     The Board of Directors monitors management's administration of International Paper's financial and accounting policies and practices, and the preparation of these financial statements. The Audit and Finance Committee (Committee), which consists of five non-employee directors, meets regularly with representatives of management, the independent public accountants and the Internal Auditor to review their activities. The Committee has reviewed and discussed the consolidated financial statements for the year ended December 31, 2001 with management and the independent public accountants. The Committee's report recommending the inclusion of such financial statements in this Annual Report is set forth in our Proxy Statement.

     The independent public accountants and the Internal Auditor both have free access to the Committee and meet regularly with the Committee, with and without management representatives in attendance.

/s/ John V. Faraci

John V. Faraci
Executive Vice President and Chief Financial Officer

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of International Paper Company:

We have audited the accompanying consolidated balance sheets of International Paper Company (a New York corporation) and subsidiaries as of December 31, 2001 and 2000, and the related statements of earnings, common shareholders' equity and cash flows for each of the three years ended December 31, 2001. These financial statements are the responsibility of International Paper's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Paper Company and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

     As explained in Notes 4 and 14 to the financial statements, effective January 1, 2001, International Paper changed its method of accounting for derivative instruments and hedging activities.

/s/ Arthur Anderson LLP

New York, N.Y.
February 12, 2002

International Paper                           Consolidated Statement of Earnings

-------------------------------------------------------------------------------------------------------------------
In millions, except per share amounts, for the years ended December 31               2001          2000        1999
-------------------------------------------------------------------------------------------------------------------
Net Sales                                                                         $26,363       $28,180     $24,573
                                                                                  -------       -------     -------
Costs and Expenses
   Cost of products sold                                                           19,409        20,082      17,960
   Selling and administrative expenses                                              2,279         2,283       2,083
   Depreciation and amortization                                                    1,870         1,916       1,665
   Distribution expenses                                                            1,105         1,104       1,098
   Taxes other than payroll and income taxes                                          265           287         226
   Equity earnings from investment in Scitex                                            -             -          (5)
   Merger integration costs                                                            42            54         255
   Restructuring and other charges                                                  1,117           949         338
   Net losses on sales and impairments of businesses held for sale                    629             -           -
                                                                                  -------       -------     -------
Total Costs and Expenses                                                           26,716        26,675      23,620
   Reversals of reserves no longer required                                            17            34          36
                                                                                  -------       -------     -------
Earnings (Loss) Before Interest, Income Taxes, Minority Interest,
   Extraordinary Items and Cumulative Effect of Accounting Change                    (336)        1,539         989
   Interest expense, net                                                              929           816         541
                                                                                  -------       -------     -------
Earnings (Loss) Before Income Taxes, Minority Interest, Extraordinary Items
   and Cumulative Effect of Accounting Change                                      (1,265)          723         448
   Income tax provision (benefit)                                                    (270)          117          86
   Minority interest expense, net of taxes                                            147           238         163
                                                                                  -------       -------     -------
Earnings (Loss) Before Extraordinary Items and
   Cumulative Effect of Accounting Change                                          (1,142)          368         199
   Net losses on sales and impairments of investments and
     businesses held for sale, net of taxes and minority interest                     (46)         (226)          -
   Loss on extinguishment of debt, net of taxes                                         -             -         (16)
   Cumulative effect of change in accounting for derivatives and
     hedging activities, net of taxes and minority interest                           (16)            -           -
                                                                                  -------       -------     -------
Net Earnings (Loss)                                                               $(1,204)      $   142     $   183
                                                                                  =======       =======     =======
Basic and Diluted Earnings Per Common Share
   Earnings (loss) before extraordinary items and accounting change               $ (2.37)      $  0.82     $  0.48
   Extraordinary items                                                              (0.10)        (0.50)      (0.04)
   Cumulative effect of accounting change                                           (0.03)            -           -
                                                                                  -------       -------     -------
   Net earnings (loss)                                                            $ (2.50)      $  0.32     $  0.44
                                                                                  =======       =======     =======

The accompanying notes are an integral part of these financial statements.

Consolidated Balance Sheet                                   International Paper

-----------------------------------------------------------------------------------------------------------
In millions at December 31                                                                  2001       2000
-----------------------------------------------------------------------------------------------------------
Assets
Current Assets
   Cash and temporary investments                                                        $ 1,224    $ 1,198
   Accounts and notes receivable, less allowances of $179 in 2001 and $128 in 2000         2,650      3,456
   Inventories                                                                             2,733      3,294
   Assets of businesses held for sale                                                        648      1,566
   Other current assets                                                                    1,057        752
                                                                                         -------    -------
Total Current Assets                                                                       8,312     10,266
                                                                                         -------    -------
Plants, Properties and Equipment, net                                                     14,461     16,132
Forestlands                                                                                4,197      5,966
Investments                                                                                  239        269
Goodwill                                                                                   6,543      6,310
Deferred Charges and Other Assets                                                          3,406      3,166
                                                                                         -------    -------
Total Assets                                                                             $37,158    $42,109
                                                                                         =======    =======

Liabilities and Common Shareholders' Equity
Current Liabilities
   Notes payable and current maturities of long-term debt                                $   957    $ 2,115
   Accounts payable                                                                        1,719      2,145
   Accrued payroll and benefits                                                              423        518
   Liabilities of businesses held for sale                                                   215        475
   Other accrued liabilities                                                               2,060      2,133
                                                                                         -------    -------
Total Current Liabilities                                                                  5,374      7,386
                                                                                         -------    -------
Long-Term Debt                                                                            12,457     12,648
Deferred Income Taxes                                                                      3,977      4,699
Other Liabilities                                                                          1,980      2,182
Minority Interest                                                                          1,274      1,355
International Paper - Obligated Mandatorily Redeemable Preferred Securities
   of Subsidiaries Holding International Paper Debentures - Note 8                         1,805      1,805
Commitments and Contingent Liabilities - Note 11
Common Shareholders' Equity
   Common stock, $1 par value, 2001 - 484.3 shares, 2000 - 484.2 shares                      484        484
   Paid-in capital                                                                         6,465      6,501
   Retained earnings                                                                       4,622      6,308
   Accumulated other comprehensive income (loss)                                          (1,175)    (1,142)
                                                                                         -------    -------
                                                                                          10,396     12,151
   Less: Common stock held in treasury, at cost, 2001 - 2.7 shares, 2000 - 2.7 shares        105        117
                                                                                         -------    -------
Total Common Shareholders' Equity                                                         10,291     12,034
                                                                                         -------    -------
Total Liabilities and Common Shareholders' Equity                                        $37,158    $42,109
                                                                                         =======    =======

The accompanying notes are an integral part of these financial statements.


International Paper                        Consolidated Statement of Cash Flows

-------------------------------------------------------------------------------
In millions for the years ended December 31              2001     2000     1999
-------------------------------------------------------------------------------
Operating Activities
   Net earnings (loss)                                $(1,204) $   142   $  183
   Cumulative effect of accounting change                  16        -        -
   Depreciation and amortization                        1,870    1,916    1,665
   Deferred income tax benefit                           (584)    (323)    (208)
   Payments related to restructuring reserves,
     legal reserves and merger integration costs         (431)    (291)    (363)
   Merger integration costs                                42       54      255
   Restructuring and other charges                      1,117      949      338
   Reversal of reserves no longer required                (17)     (34)     (36)
   Gains on sales of investments and businesses, net      (16)    (748)       -
   Loss on extinguishment of debt                           -        -       26
   Impairment losses on businesses held for sale          717      833        -
   Other, net                                             (76)      78     (100)
   Changes in current assets and liabilities
     Accounts and notes receivable                        417      (59)    (361)
     Inventories                                          300     (143)    (121)
     Accounts payable                                    (289)    (147)      75
     Accrued liabilities                                  (56)     166      374
     Other                                                (92)      37        1
                                                      -------  -------  -------
Cash Provided By Operations                             1,714    2,430    1,728
                                                      -------  -------  -------
Investment Activities
   Invested in capital projects
     Ongoing businesses                                  (975)  (1,194)    (950)
     Businesses sold and held for sale                    (74)    (158)    (189)
   Mergers and acquisitions, net of cash acquired        (150)  (5,677)     (54)
   Proceeds from divestitures                           1,552    2,116      119
   Other                                                  106       (1)     (11)
                                                      -------  -------  -------
Cash Provided By (Used For) Investment Activities         459   (4,914)  (1,085)
                                                      -------  -------  -------
Financing Activities
   Issuance of common stock                                25       25      246
   Issuance of debt                                     2,889    6,328    1,023
   Reduction of debt                                   (4,268)  (2,770)  (1,563)
   Change in bank overdrafts                             (171)     118      102
   Dividends paid                                        (482)    (447)    (418)
   Other                                                  (91)     140      (96)
                                                      -------  -------  -------
Cash (Used For) Provided By Financing Activities       (2,098)   3,394     (706)
                                                      -------  -------  -------
Effect of Exchange Rate Changes on Cash                   (49)    (165)     (17)
                                                      -------  -------  -------
Change In Cash and Temporary Investments                   26      745      (80)
Cash and Temporary Investments
   Beginning of the year                                1,198      453      533
                                                      -------  -------  -------
   End of the year                                    $ 1,224  $ 1,198  $   453
                                                      =======  =======  =======

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Common Shareholders' Equity        International Paper

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                     Accumulated                              Total
                                 Common Stock Issued                                       Other     Treasury Stock          Common
In millions, except per          -------------------      Paid-In     Retained     Comprehensive     --------------   Shareholders'
share amounts in thousands        Shares      Amount      Capital     Earnings      Income (Loss)    Shares  Amount          Equity
-----------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1999         413,185        $413       $3,896       $6,848           $  (395)       552    $ 24         $10,738
Issuance of stock for
   various plans                   1,399           2          182            -                 -     (1,866)    (87)            271
Repurchase of stock                    -           -            -            -                 -      2,530     126            (126)
Cash dividends - Common
   stock ($1.01 per share)             -           -            -         (418)                -          -       -            (418)
Comprehensive income (loss):
   Net earnings                        -           -            -          183                 -          -       -             183
   Minimum pension liability
     adjustment (less tax
      expense of $1)                   -           -            -            -                 2          -       -               2
   Change in cumulative
     foreign currency
     translation adjustment
     (less tax expense of $31)         -           -            -            -              (346)         -       -            (346)
                                                                                                                            -------
       Total comprehensive loss                                                                                                (161)
                                 -------        ----       ------       ------           -------     ------    ----         -------
Balance, December 31, 1999       414,584         415        4,078        6,613              (739)     1,216      63          10,304
Issuance of stock for merger      68,706          69        2,360            -                 -          -       -           2,429
Issuance of stock for
   various plans                     870           -           63            -                 -       (236)    (12)             75
Repurchase of stock                    -           -            -            -                 -      1,710      66             (66)
Cash dividends - Common
   stock ($1.00 per share)             -           -            -         (447)                -          -       -            (447)
Comprehensive income (loss):
   Net earnings                        -           -            -          142                 -          -       -             142
   Minimum pension liability
     adjustment (less tax
      benefit of $13)                  -           -            -            -               (23)         -       -             (23)
   Change in cumulative
     foreign currency
     translation adjustment
     (less tax expense of $123)        -           -            -            -              (380)         -       -            (380)
                                                                                                                            -------
       Total comprehensive loss                                                                                                (261)
                                 -------        ----       ------       ------           -------     ------    ----         -------
Balance, December 31, 2000       484,160         484        6,501        6,308            (1,142)     2,690     117          12,034
Issuance of stock for
   various plans                     121           -          (36)           -                 -     (1,727)    (76)             40
Repurchase of stock                    -           -            -            -                 -      1,730      64             (64)
Cash dividends - Common
   stock ($1.00 per share)             -           -            -         (482)                -          -       -            (482)
Comprehensive income (loss):
   Net loss                            -           -            -       (1,204)                -          -       -          (1,204)
   Minimum pension liability
     adjustment (less tax
      benefit of $4)                   -           -            -            -                (6)         -       -              (6)
   Change in cumulative
     foreign currency
     translation adjustment
     (less tax benefit of $23)         -           -            -            -                71          -       -              71
   Realized foreign currency
     translation adjustments
     related to businesses
     sold (less tax
      benefit of $36)                  -           -            -            -               (81)         -       -             (81)
   Net losses on cash flow
     hedging derivatives               -           -            -            -               (17)         -       -             (17)
                                                                                                                            -------
       Total comprehensive loss                                                                                              (1,237)
                                 -------        ----       ------       ------           -------     ------    ----         -------
Balance, December 31, 2001       484,281        $484       $6,465       $4,622           $(1,175)     2,693    $105         $10,291
                                 =======        ====       ======       ======           =======     ======    ====         =======

The cumulative foreign currency translation adjustment (in millions) was $(1,119), $(1,113) and $(733) at December 31, 2001, 2000 and 1999, respectively, and is included as a component of accumulated other comprehensive income (loss).

The accompanying notes are an integral part of these financial statements.

                                      Notes to Consolidated Financial Statements

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
================================================================================

NATURE OF OUR BUSINESS

International Paper is a global forest products, paper and packaging company that is complemented by an extensive distribution system, with primary markets and manufacturing operations in the U.S., Canada, Europe, the Pacific Rim and South America. Substantially all of our businesses have experienced, and are likely to continue to experience, cycles relating to available industry capacity and general economic conditions. For a further discussion of our business, see pages 18 through 37 of management's discussion and analysis of financial condition and results of operations.

FINANCIAL STATEMENTS

The preparation of these financial statements in conformity with U.S. generally accepted accounting principles requires the use of management's estimates. For a further discussion of significant estimates and assumptions that affect the reported amounts of assets and liabilities, results of operations, and disclosure of contingent assets and liabilities, see the legal and environmental issues section beginning on page 33. Actual future results could differ from management's estimates. See pages 28, 29 and 37 for a description of factors that could cause future results to differ from management's estimates.

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

REVENUE RECOGNITION

Revenues are recognized when goods are shipped, except for export and timberland sales. Export sales revenue is recognized at the point title passes, generally at the destination port. Timberland sales revenue is recognized when title and risk of loss pass to the buyer.

SHIPPING AND HANDLING COSTS

Shipping and handling costs, such as freight to our customers' destinations, are included in distribution expenses in the consolidated statement of earnings. These costs, when included in the sales price charged for our products, are recognized in net sales.

CONSOLIDATION

The consolidated financial statements include the accounts of International Paper and its subsidiaries. Minority interest represents minority shareholders' proportionate share of the equity in several of our consolidated subsidiaries, primarily Carter Holt Harvey Limited, Timberlands Capital Corp. II, Georgetown Equipment Leasing Associates, L.P., Trout Creek Equipment Leasing, L.P. and, prior to their sales in 2001 and 2000, respectively, Zanders Feinpapiere AG (Zanders), and Bush Boake Allen. All significant intercompany balances and transactions are eliminated.

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

PLANTS, PROPERTIES AND EQUIPMENT

Plants, properties and equipment are stated at cost, less accumulated depreciation. Expenditures for betterments are capitalized whereas normal repairs and maintenance are expensed as incurred. For financial reporting purposes, the units-of-production method of depreciation is used for major pulp and paper mills and certain wood products facilities and the straight-line method for other plants and equipment. Annual straight-line depreciation rates are, for buildings,

Notes to Consolidated Financial Statements

2 1/2% to 8 1/2%, and, for machinery and equipment, 5% to 33%. For tax purposes, depreciation is computed using accelerated methods.

     Interest costs related to the development of certain long-term assets are capitalized and amortized over the related assets' estimated useful lives. Capitalized net interest costs were $13 million in 2001, $25 million in 2000 and $29 million in 1999. Interest payments made during 2001, 2000 and 1999 were $986 million, $816 million and $594 million, respectively. Total interest expense was $1.1 billion in 2001, $938 million in 2000 and $611 million in 1999.

FORESTLANDS

At December 31, 2001, International Paper and its subsidiaries controlled about
10.4 million acres of forestlands in the U.S., 1.5 million acres in Brazil, 810,000 acres in New Zealand, and had, through licenses and forest management agreements, harvesting rights on government-owned timberlands in Canada and Russia. Forestlands include owned property as well as certain timber harvesting rights with terms of one or more years, and are stated at cost, less cost of timber harvested. Costs attributable to timber are charged against income as trees are cut. The rate charged is determined annually based on the relationship of incurred costs to estimated current volume. Cost of timber harvested is included in depreciation and amortization in the consolidated statement of earnings.

GOODWILL

Goodwill is amortized over its estimated period of benefit on a straight-line basis, not to exceed 40 years. Accumulated amortization was $702 million and $574 million at December 31, 2001 and 2000, respectively. Goodwill amortization is included in depreciation and amortization in the consolidated statement of earnings. Effective January 1, 2002, International Paper will adopt Statement of Financial Accounting Standards (SFAS) No. 142, eliminating the periodic charge to earnings for goodwill amortization for 2002 and future years. See Note 4 for additional disclosures related to SFAS No. 142.

IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets, including allocated goodwill, are reviewed for impairment upon the occurrence of events or changes in circumstances that indicate that the carrying value of the assets may not be recoverable, as measured by comparing their net book value to the estimated future cash flows generated by their use. Impaired assets are recorded at the lesser of their carrying value or fair market value.

     Enterprise-level goodwill is periodically reviewed for impairment by comparing expected undiscounted cash flows to the carrying value of goodwill. Enterprise-level goodwill would be written down to fair market value if it were impaired.

STOCK-BASED COMPENSATION

Stock options and other stock-based compensation awards are accounted for using the intrinsic value method prescribed by Accounting Principles Board Opinion
(APB) No. 25, "Accounting for Stock Issued to Employees," and related interpretations.

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

TRANSLATION OF FINANCIAL STATEMENTS

Balance sheets of international operations are translated into U.S. dollars at year-end exchange rates, while statements of earnings are translated at average rates. Adjustments resulting from financial statement translations are included as cumulative translation adjustments in Accumulated Other Comprehensive Income
(Loss). See Note 14 related to derivatives and hedging activities.

RECLASSIFICATIONS

Certain reclassifications have been made to prior-year amounts to conform with the current year presentation.

NOTE 2 EARNINGS PER COMMON SHARE
================================================================================

Earnings per common share before extraordinary items and cumulative effect of accounting change are computed by dividing earnings before extraordinary items and cumulative effect of accounting change by the weighted average number of common shares outstanding. Earnings per common share before extraordinary items and cumulative effect of accounting change, assuming dilution, are computed assuming that all potentially dilutive securities were converted into common shares at the beginning of each year. A reconciliation of the amounts included in the computation of earnings per common share before extraordinary items and cumulative effect of accounting change, and earnings per common share before extraordinary items and cumulative effect of accounting change, assuming dilution, is as follows:

--------------------------------------------------------------------------------
In millions, except per share amounts                    2001      2000     1999
--------------------------------------------------------------------------------
Earnings (loss) before extraordinary items and
   cumulative effect of accounting change             $(1,142)   $  368   $  199
Effect of dilutive securities                               -         -        -
                                                      -------    ------   ------
Earnings (loss) before extraordinary items and
   cumulative effect of accounting change -
   assuming dilution                                  $(1,142)   $  368   $  199
                                                      =======    ======   ======
Average common shares outstanding                       482.6     449.6    413.0
Effect of dilutive securities
   Long-term incentive plan deferred compensation        (1.0)        -        -
   Stock options                                            -       0.4      3.1
                                                      -------    ------   ------
Average common shares outstanding - assuming
   dilution                                             481.6     450.0    416.1
                                                      =======    ======   ======
Earnings (loss) per common share before
   extraordinary items and cumulative
   effect of accounting change                        $ (2.37)   $ 0.82   $ 0.48
                                                      =======    ======   ======
Earnings (loss) per common share before
   extraordinary items and cumulative effect of
   accounting change - assuming dilution              $ (2.37)   $ 0.82   $ 0.48
                                                      =======    ======   ======


Note: If an amount does not appear in the above table, the security was antidilutive for the period presented.

NOTE 3 INDUSTRY SEGMENT INFORMATION
================================================================================

Financial information by industry segment and geographic area for 2001, 2000 and 1999 is presented on pages 38 and 39.

NOTE 4 RECENT ACCOUNTING DEVELOPMENTS
================================================================================

IMPAIRMENT AND DISPOSAL OF LONG-LIVED ASSETS

In October 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets." It is effective in 2002 on a prospective basis. It establishes a single accounting model for the impairment of long-lived assets to be held and used or to be disposed of by sale or abandonment and broadens the definition of discontinued operations. International Paper believes that the adoption of SFAS No. 144 will not have a material impact on its consolidated financial position or results of operations.

ASSET RETIREMENT OBLIGATIONS

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" which is effective in 2003. It requires the recording of an asset and a liability equal to the present value of the estimated costs associated with the retirement of long-lived assets where a legal or contractual obligation exists. The asset is required to be depreciated over the life of the related equipment or facility, and the liability accreted each year based on a present value interest rate. International Paper has not yet evaluated the impact of adopting SFAS No. 143 on its consolidated financial position or results of operations.

GOODWILL

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." It changes the accounting for goodwill by eliminating goodwill amortization beginning in 2002. It will also require at least an annual assessment of goodwill for impairment. The initial test for impairment must be completed by June 30, 2002, but any impairment charges would be reflected as an accounting change recorded retroactively in the first quarter of 2002. International Paper is currently evaluating the impact of adopting SFAS No. 142. Goodwill amortization will no longer be an expense in 2002, thus increasing earnings. Goodwill amortization in 2002 would have been approximately $185 million. International Paper has not completed the impairment testing and therefore cannot quantify the statement's impact on its consolidated financial statements. It is possible that some goodwill will be required to be written off in 2002. Neither a write-off nor the cessation of goodwill amortization will impact cash flows.

BUSINESS COMBINATIONS

In June 2001, the FASB issued SFAS No. 141, "Business Combinations." It requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method, eliminating the use of the pooling-of-interests method. It also specifies that the purchase price must first be allocated to specific tangible and intangible assets before determining any residual goodwill.

Notes to Consolidated Financial Statements

DERIVATIVES AND HEDGING

On January 1, 2001, International Paper adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS Nos. 137 and
138. The cumulative effect of adopting SFAS No. 133 was a $25 million charge to net earnings before taxes and minority interest ($16 million after taxes and minority interest), and a net decrease of $9 million after taxes to Accumulated Other Comprehensive Income (Loss) (OCI). The charge to net earnings primarily resulted from recording the fair value of certain interest rate swaps, which do not qualify under the new rules for hedge accounting treatment. The decrease to OCI primarily resulted from adjusting the foreign currency contracts used as hedges of net investments in foreign operations to fair value.

NOTE 5 MERGERS, ACQUISITIONS AND DIVESTITURES
================================================================================

MERGERS AND ACQUISITIONS

In April 2001, Carter Holt Harvey acquired Norske Skog's Tasman Kraft pulp manufacturing business for $130 million in cash.

     In June 2000, International Paper completed the acquisition of Champion, a leading manufacturer of paper for business communications, commercial printing and publications with significant market pulp, plywood and lumber manufacturing operations. Champion shareholders received $50 in cash per share and $25 worth of International Paper common stock for each Champion share. Champion shares were acquired for approximately $5 billion in cash and 68.7 million shares of International Paper common stock with a fair market value of $2.4 billion. Approximately $2.8 billion of Champion debt was assumed.

     In April 2000, Carter Holt Harvey purchased CSR Limited's medium density fiberboard and particleboard businesses and its Oberon sawmill for approximately $200 million in cash.

     In March 2000, International Paper acquired Shorewood Packaging Corporation, a leader in the manufacture of premium retail packaging, for approximately $640 million in cash and the assumption of $280 million of debt.

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

     In March 2001, International Paper and Carter Holt Harvey acquired a combined 37.5 % interest in International Paper Pacific Millennium Limited for approximately $34 million. This investment is accounted for under the equity method and is included in Investments in the accompanying consolidated balance sheet.

DIVESTITURES

In 2000, International Paper announced a divestment program following the Champion acquisition and the completion of a strategic analysis to focus on International Paper's core businesses. Through December 31, 2001, approximately $2.7 billion has been realized under the program, including cash and notes received plus debt assumed by the buyers.

Cash Transactions

In October 2001, International Paper sold its Mobile, Alabama Retail Packaging facility to Ampac, resulting in a pre-tax loss of $9 million.

     In September 2001, International Paper sold Masonite Corporation (Masonite) to Premdor Inc. of Toronto, Canada for approximately $300 million in cash and a note receivable with a face value of $113 million, resulting in a pre-tax loss of $87 million.

     In August 2001, International Paper sold its Flexible Packaging business to Exo-Tech Packaging, LLC, a company sponsored by the Sterling Group, L.P., for approximately $85 million in cash and a $25 million note, resulting in a pre-tax loss of $31 million.

     In July 2001, International Paper sold its Curtis/Palmer hydroelectric generating project in Corinth, New York to TransCanada Pipelines Limited for approximately $285 million, resulting in a pre-tax gain of $215 million.

     The net pre-tax gain of $88 million ($24 million after taxes) resulting from the above transactions is netted with impairment charges of $717 million (see Note 7) in Net losses on sales and impairments of businesses held for sale in the accompanying consolidated statement of earnings.

     In January 2001, International Paper also completed the sale of its interest in Zanders, a European coated paper business, to M-Real (formerly Metsa Serla) for approximately $120 million and the assumption of $80 million of debt. This transaction resulted in an extraordinary loss of $245 million after taxes and minority interest, which was recorded in the third quarter of 2000 when the decision was made to sell this business.

     In November 2000, International Paper sold its interest in Bush Boake Allen, a majority-owned subsidiary, for $640 million, resulting in an extraordinary gain of $183 million after taxes and minority interest. Carter Holt Harvey also sold its Plastics division in November, which resulted in an extraordinary loss of $2 million after taxes and minority interest.

     In January 2000, International Paper sold its equity interest in Scitex for $79 million, and Carter Holt Harvey sold its equity interest in Compania de Petroleos de Chile (COPEC) for just over $1.2 billion. These sales resulted in a combined extraordinary gain of $134 million after taxes and minority interest.

     The gains on the sales in 2000 and the impairments of Zanders, Masonite, Fine Papers, the Chemical Cellulose Pulp business and the Flexible Packaging business in Argentina were recorded in the accompanying consolidated statement of earnings as extraordinary items pursuant to the pooling-of-interests rules. See Note 7 for additional information related to these divestitures.

Structured Transactions - Right of Offset

In March 2001, International Paper sold approximately 265,000 acres of forestlands in the state of Washington for notes receivable (the Notes) that had a value of approximately $480 million on the date of sale. The Notes, which do not require principal payments prior to their March 2011 maturity, are extendable at International Paper's option in five-year increments to March 2031, and are supported by irrevocable letters of credit obtained by the buyer and issued by a money-center bank. The sale resulted in no profit or loss as the timberlands, which were acquired in the Champion acquisition, had a carrying value equal to fair value on the date of sale.

     During 2001, International Paper transferred the Notes to an unconsolidated entity that it does not control in exchange for a preferred interest in the entity valued at approximately $480 million, and accounted for this transfer as a sale of the Notes for financial reporting purposes with no associated gain or loss. Also during 2001, the entity acquired approximately $561 million of other International Paper debt obligations for cash. At December 31, 2001, International Paper has offset, for financial reporting purposes, the $480 million preferred interest in the entity against $480 million of International Paper debt obligations held by the entity since International Paper has, and intends to effect, a legal right to net settle these two amounts.

     In January 2001, International Paper sold its oil and gas properties and fee mineral and royalty interests valued at $234 million to an unconsolidated partnership for a non-controlling preferred limited partnership interest, and recognized an extraordinary loss on this transfer of $8 million after taxes, which is included as an extraordinary item in the accompanying consolidated statement of earnings. Also in 2001, the unconsolidated partnership loaned $244 million to International Paper. At December 31, 2001, International Paper has offset, for financial reporting purposes, its preferred interest in the partnership against the note payable to the partnership since International Paper has, and intends to effect, a legal right to net settle these two amounts.

NOTE 6 SPECIAL ITEMS INCLUDING RESTRUCTURING AND BUSINESS IMPROVEMENT ACTIONS
================================================================================

2001: Special items reduced 2001 net earnings by $1.4 billion, 2000 net earnings by $601 million and 1999 net earnings by $352 million. The following table and discussion presents the impact of special items for 2001:

--------------------------------------------------------------------------------
In millions                                                    2001
--------------------------------------------------------------------------------
                                                                      Earnings
                                                                         (Loss)
                                               Earnings (Loss)    After Income
                                                 Before Income       Taxes and
                                                     Taxes and        Minority
                                             Minority Interest        Interest
--------------------------------------------------------------------------------
Before special and extraordinary items
   and cumulative effect of
   accounting change                                   $   506         $   214
Merger-related expenses                                    (42)            (28)
Restructuring and other charges                           (892)           (606)
Provision for legal reserves                              (225)           (146)
Reversal of reserves no longer required                     17              11
Net losses on sales and impairments of
   businesses held for sale (Notes 5 and 7)               (629)           (587)
                                                       -------         -------
After special items                                    $(1,265)        $(1,142)
                                                       =======         =======

     During 2001, special charges before taxes and minority interest of $1.8 billion ($1.4 billion after taxes and minority interest) were recorded. These special items included net losses on sales and impairments of businesses held for sale of $629 million before taxes ($587 million after taxes) discussed in Notes 5 and 7, a $42 million pre-tax charge ($28 million after taxes) for merger-related expenses, an $892 million charge before taxes and minority interest ($606 million after taxes and minority interest) for asset shutdowns of excess internal capacity and cost reduction actions, a $225 million pre-tax charge ($146 million after taxes) for additional Masonite legal reserves and a $17 million pre-tax credit ($11 million after taxes) for the reversal of reserves no longer

Notes to Consolidated Financial Statements

required. A further discussion of the Masonite legal reserves can be found in
Note 11.

   The merger-related expenses of $42 million consisted primarily of systems integration, employee retention, travel, and other one-time cash costs related to the Champion acquisition.

   The $17 million reversal of reserves no longer required represents excess 1999, and 2000 second and fourth-quarter, restructuring reserves.

   The $892 million charge for the asset shutdowns of excess internal capacity and cost reduction actions consisted of a $171 million charge in the fourth quarter of 2001, a $256 million charge in the third quarter of 2001 and a $465 million charge in the second quarter of 2001.

   The fourth-quarter charge of $171 million consisted of $84 million of asset write-downs and $87 million of severance and other charges. The following table and discussion presents additional detail related to this charge:

--------------------------------------------------------------------------------
                                    Asset           Severance
In millions                   Write-downs           and Other           Total
--------------------------------------------------------------------------------
Printing Papers      (a)              $ -                 $18            $ 18
Consumer Packaging   (b)               29                  21              50
Industrial Packaging (c)               41                  25              66
Forest Products      (d)               12                   9              21
Distribution         (e)                2                  14              16
                                      ---                 ---            ----
                                      $84                 $87            $171
                                      ===                 ===            ====

(a) The Printing Papers business recorded a fourth-quarter charge of $10 million to cover severance costs related to the reorganization of its Riegelwood, North Carolina mill, and an $8 million charge to cover additional severance costs related to the Erie, Pennsylvania mill shutdown. The total charge covers the termination of 108 employees.

(b) The Consumer Packaging business implemented a plan to reduce excess internal capacity and improve profitability across its domestic converting business. The plan includes $29 million for plant and production line shutdowns, severance of $12 million to cover the termination of 593 employees, and other cash costs of $9 million.

(c) The Industrial Packaging business announced the shutdown of the Oswego, New York containerboard mill as part of ongoing optimization efforts. Charges associated with this shutdown included $17 million to write down assets to salvage value, $7 million of severance costs covering the termination of 102 employees, and other exit costs of $2 million. The Oswego mill had revenues of $39 million, $44 million and $37 million in 2001, 2000 and 1999, respectively. This mill had operating earnings of $8 million, $10 million and $6 million in 2001, 2000 and 1999, respectively.

          Management also approved a plan to reconfigure facility assets at the Savannah, Georgia mill. This was the second phase in the mill's rationalization program involving the shutdown of several boilers and washers. Charges associated with the Savannah plan included $14 million of asset write-downs to salvage value, $11 million of severance costs covering the termination of 150 employees, and other cash costs of $1 million.

          The Industrial Packaging charge also included $4 million of additional asset write-offs at the previously shut down Gardiner, Oregon mill, a $4 million charge to cover demolition costs at the Durham Paper mill in Rieglesville, Pennsylvania, a $3 million asset write-off related to the announced shutdown of the Jackson, Mississippi sheet plant, and a $3 million write-off of deferred software costs related to the discontinued implementation of a Union Camp order management system.

(d) The Forest Products business approved a plan to shut down the Morton, Mississippi lumber mill. Charges associated with the shutdown included $12 million of asset write-downs to salvage value, $3 million of severance costs covering the termination of 185 employees, and $6 million of other exit costs. The Morton mill had sales of $35 million, $38 million and $51 million in 2001, 2000 and 1999, respectively, and operating losses of $4 million and $3 million in 2001 and 2000, respectively, and operating income of $3 million in 1999.

(e) xpedx implemented a plan to consolidate duplicate facilities and eliminate excess internal capacity. Charges associated with this plan included $2 million of asset write-downs, $11 million of severance costs covering the termination of 325 employees, and other cash costs of $3 million.

     The third-quarter charge of $256 million consisted of $183 million of asset write-downs and $73 million of severance and other charges. The following table and discussion presents additional detail related to this charge:

--------------------------------------------------------------------------------
                                      Asset           Severance
In millions                     Write-downs           and Other          Total
--------------------------------------------------------------------------------
Printing Papers      (a)               $ 92                 $43           $135
Consumer Packaging   (b)                 89                  27            116
Distribution         (c)                  2                   3              5
                                       ----                 ---           ----
                                       $183                 $73           $256
                                       ====                 ===           ====

(a) The Printing Papers business approved a plan to shut down the Erie, Pennsylvania mill due to excess capacity in pulp and paper and non-competitive cost of operations. Charges associated with the Erie shutdown included $92 million to write the assets down to their estimated salvage value, $24 million of severance costs covering the termination of 797 employees, and other cash costs of $19 million. The mill had revenues of $167 million, $206 million and $193 million in 2001, 2000 and 1999, respectively. The mill had an operating loss of $33 million in 2001, operating income of $3 million in 2000 and an operating loss of $20 million in 1999. At December 31, 2001, 183 employees had been terminated.

(b) The Consumer Packaging business implemented a plan to exit the Aseptic Packaging business. The plan includes the shutdown or sale of various Aseptic Packaging facilities. Included in this charge are $89 million to write the assets down to their estimated realizable value of $35 million, $15 million of severance costs covering the termination of 300 employees, and $12 million of other cash costs. At December 31, 2001, 105 employees had been terminated.

(c) xpedx approved the shutdown of its Nationwide Kansas City, Missouri distribution center to eliminate excess internal capacity. The xpedx Olathe, Kansas facility will continue to service Kansas City and outlying cities in the states of Missouri and Kansas. Charges associated with the shutdown included $2 million of asset write-downs, $2 million of severance costs covering the termination of 79 employees, and other cash costs of $1 million. At December 31, 2001, 4 employees had been terminated.

   The second-quarter charge of $465 million consisted of $240 million of asset write-downs and $225 million of severance and other charges. The following table and discussion presents additional detail related to this charge:

--------------------------------------------------------------------------------
                                               Asset      Severance
In millions                              Write-downs      and Other       Total
--------------------------------------------------------------------------------
Printing Papers                   (a)           $  9           $ 23        $ 32
Consumer Packaging                (b)            151             69         220
Industrial Packaging              (c)             62             20          82
Industrial Papers                 (d)              3              5           8
Forest Products                   (e)              1             12          13
Distribution                      (f)              4             21          25
Carter Holt Harvey                (g)             10              -          10
Administrative Support Groups     (h)              -             75          75
                                                ----           ----        ----
                                                $240           $225        $465
                                                ====           ====        ====


(a) The Printing Papers business shut down the Hudson River mill No. 3 paper machine located in Corinth, New York due to excess internal capacity. The machine was written down by $9 million to its estimated fair value of zero. A severance charge of $10 million was recorded to cover the termination of 208 employees. At December 31, 2001, 207 employees had been terminated. Also, the Printing Papers business implemented a plan to streamline and realign administrative functions at several of its locations. Charges associated with this plan included $6 million of severance costs covering the termination of 82 employees, and other cash costs of $7 million. At December 31, 2001, all 82 employees had been terminated.

(b) In June 2001, the Consumer Packaging business shut down the Moss Point, Mississippi mill and announced the shutdown of its Clinton, Iowa facility due to excess internal capacity. Charges associated with the Moss Point shutdown included $138 million to write the assets down to their estimated salvage value, $21 million of severance costs covering the termination of 363 employees, and other cash costs of $20 million. The Moss Point mill had revenues of $37 million, $127 million and $162 million in 2001, 2000 and 1999, respectively. The mill had an operating loss of $11 million in 2001, and operating earnings of $4 million and zero in 2000 and 1999, respectively. At December 31, 2001, 360 employees had been terminated. Charges associated with the Clinton shutdown included $7 million to write the assets down to their estimated salvage value, $7 million of severance costs covering the termination of 327 employees, and other cash costs of $3 million. The Clinton facility had revenues of $51 million, $100 million and $105 million in 2001, 2000 and 1999, respectively. The facility had no operating income in 2001, an operating loss of $1 million in 2000 and operating income of $1 million in 1999. At December 31, 2001, 302 employees had been terminated. Additionally, the Consumer Packaging business implemented a plan to reduce excess internal capacity and streamline administrative functions at several of its locations. Charges associated with this plan included $6 million of asset write-downs, $15 million of severance costs covering the termination of 402 employees, and other cash costs of $3 million. At December 31, 2001, 390 employees had been terminated.

(c) The Industrial Packaging business shut down the Savannah, Georgia mill No. 2, No. 4 and No. 6 paper machines due to excess internal capacity. The machines were written down by $62 million to their estimated fair value of zero, with severance charges of $11 million also recorded to cover the termination of 290 employees. At December 31, 2001, all 290 employees had been terminated. Also, Industrial Packaging implemented a plan to streamline and realign administrative functions at several of its locations, resulting in a severance charge of $9 million covering the termination of 146 employees. At December 31, 2001, all 146 employees had been terminated.

(d)  Industrial Papers implemented a plan to reduce excess

Notes to Consolidated Financial Statements

     internal capacity and streamline administrative functions at several of its locations. Charges associated with this plan included asset write-downs of $3 million and severance costs of $5 million covering the termination of 123 employees. At December 31, 2001, 105 employees had been terminated.

(e) The Forest Products business charge of $13 million reflects the reorganization of its regional operating structure and streamlining of administrative functions. The charge included $1 million of asset write-downs, $9 million of severance costs covering the termination of 130 employees, and other cash costs of $3 million. At December 31, 2001, all 130 employees had been terminated.

(f) xpedx implemented a plan to consolidate duplicate facilities and eliminate excess internal capacity. Charges associated with this plan included $4 million of asset write-downs, $14 million of severance costs covering the termination of 394 employees, and other cash costs of $7 million. At December 31, 2001, 291 employees had been terminated.

(g) The Carter Holt Harvey charge of $10 million was recorded to write down the assets of its Mataura mill to their estimated fair value of zero as a result of the decision to permanently shut down this facility, which had previously been indefinitely idled.

(h) During the second quarter of 2001, International Paper implemented a cost reduction program to realign its administrative functions across all business and staff support groups. As a result, a $75 million severance charge was recorded covering the termination of 985 employees. At December 31, 2001, 788 employees had been terminated.

   The following table presents a roll forward of the severance and other costs included in the 2001 restructuring plans:

--------------------------------------------------------------------------------
                                                                      Severance
In millions                                                           and Other
--------------------------------------------------------------------------------
Opening Balance (second quarter 2001)                                     $225
Additions (third quarter 2001)                                              73
Additions (fourth quarter 2001)                                             87
2001 Activity
   Cash charges                                                           (131)
                                                                          ----
Balance, December 31, 2001                                                $254
                                                                          ====

   The severance charges recorded in the second, third and fourth quarters of 2001 related to 6,089 employees. As of December 31, 2001, 3,383 employees had been terminated.

2000: The following table and discussion presents the impact of special items for 2000:

--------------------------------------------------------------------------------
In millions                                                 2000
--------------------------------------------------------------------------------
                                             Earning (Loss)     Earnings (Loss)
                                              Before Income        After Income
                                                  Taxes and           Taxes and
                                          Minority Interest   Minority Interest
--------------------------------------------------------------------------------
Before special and extraordinary items               $1,692               $ 969
Merger-related expenses                                 (54)                (33)
Restructuring and other charges                        (824)               (509)
Provision for legal reserves                           (125)                (80)
Reversal of reserves no longer required                  34                  21
                                                     ------               -----
After special items                                  $  723               $ 368
                                                     ======               =====


   During 2000, special charges before taxes and minority interest of $969 million ($601 million after taxes and minority interest) were recorded. These special items included a $54 million pre-tax charge ($33 million after taxes) for merger-related expenses, an $824 million charge before taxes and minority interest ($509 million after taxes and minority interest) for asset shutdowns of excess internal capacity and cost reduction actions, a $125 million pre-tax charge ($80 million after taxes) for additional Masonite legal reserves and a $34 million pre-tax credit ($21 million after taxes) for the reversal of reserves no longer required. A further discussion of the Masonite legal reserves can be found in Note 11.

   The merger-related expenses of $54 million consisted primarily of systems integration, employee retention, travel, and other one-time cash costs related to the Champion acquisition and Union Camp merger.

   The $34 million reversal of reserves no longer required included a pre-tax credit of $28 million for excess 1999 second and fourth-quarter restructuring reserves and a pre-tax credit of $6 million for excess Union Camp merger-related termination benefits reserves.

   The $824 million charge for the asset shutdowns of excess internal capacity and cost reduction actions consisted of a $753 million charge in the fourth quarter of 2000 and a $71 million charge in the second quarter of 2000.

   The fourth-quarter charge of $753 million consisted of $536 million of asset write-downs and $217 million of severance and other charges. The following table and discussion presents additional detail related to this charge:

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
                                                    ====         ====      ====

(a) The Printing Papers business announced the shutdowns of the Mobile, Alabama and the Lock Haven, Pennsylvania mills. The announcements were in conjunction with the business's plan to realign and rationalize papermaking capacity to benefit future operations. Charges associated with the Mobile shutdown included $223 million to write assets down to their salvage value, $31 million of severance costs covering the termination of 760 employees, and other exit costs of $41 million. The Mobile mill had revenues of $274 million and $287 million in 2000 and 1999, respectively. This mill had operating earnings of $34 million and $8 million in 2000 and 1999, respectively. At December 31, 2001, all 760 employees had been terminated. Charges associated with the Lock Haven shutdown included $70 million to write the assets down to their salvage value, $16 million of severance costs covering the termination of 589 employees, and other exit costs of $15 million. The Lock Haven mill had revenues of $267 million and $225 million in 2000 and 1999, respectively. This mill had an operating loss of $21 million in 2000 and operating earnings of $12 million in 1999. At December 31, 2001, 327 employees had been terminated.

(b) The Consumer Packaging business shut down the Beverage Packaging converting plant in Jamaica in December 2000, and the packaging facility in Cincinnati, Ohio in March 2001. Production at the Jamaica plant was moved to Venezuela to increase plant utilization. The Cincinnati facility was closed in order to better align our manufacturing system with customer demand. Charges associated with these shutdowns include $6 million of asset write-downs, $5 million of severance costs covering the termination of 239 employees, and other exit costs of $2 million. At December 31, 2001, 237 employees had been terminated. The Consumer Packaging charge also included an $80 million asset impairment due to continuing losses in its aseptic business. The aseptic assets were written down to their estimated fair market value based on expected future discounted cash flows.

(c) The Industrial Packaging business charge of $160 million is related to the shutdown of the Camden, Arkansas mill, the shutdown of the Pedemonte, Italy container plant and the write-down of the Walsum No. 10 paper machine. The Camden mill, which produced unbleached kraft and multi-wall paper, was closed in December 2000 due to the declining kraft paper market, excess internal capacity and shrinking customer demand. The mill's assets were written down $102 million to their salvage value, and severance costs of $24 million were recorded to cover the termination of 613 employees. Other exit costs totaled $15 million. The Camden mill had revenues of $151 million and $162 million and operating earnings of $14 million and $22 million in 2000 and 1999, respectively. At December 31, 2001, all 613 employees had been terminated. Charges associated with the Pedemonte plant shutdown included $2 million of asset write-downs, $3 million of severance costs covering the termination of 83 employees, and $4 million of other exit costs. The Pedemonte plant had revenues of $9 million and $11 million in 2000 and 1999, respectively. This plant had operating losses of $2 million in both 2000 and 1999. At December 31, 2001, all 83 employees had been terminated. The business also wrote-down the Walsum No. 10 paper machine acquired in the Union Camp merger by $10 million to its estimated fair market value.

(d) The Chemicals and Petroleum business charge of $34 million was related to the announced shutdown of the Oakdale, Louisiana plant. This is part of the business's Asset Rationalization Program to increase earnings, improve plant efficiencies and reduce excess internal capacity. A portion of the facility was shut down at the end of 2000, with the remainder to be closed in early 2002. The charge included $16 million to write the assets down to their estimated fair market value of zero, $1 million of severance costs covering the termination of 61 employees, and $17 million of other exit costs. The Oakdale plant had revenues of $16 million, $31 million and $30 million in 2001, 2000 and 1999, respectively, and no operating earnings in 2001, $3 million in 2000 and no operating earnings in 1999. At December 31, 2001, 23 employees had been terminated.

(e) The Forest Products business charge of $35 million was primarily related to the announced shutdown of the

Notes to Consolidated Financial Statements

     Washington, Georgia lumber mill and restructuring costs associated with the Mobile mill closure. The Washington lumber mill was closed in January 2001 due to unfavorable market conditions and excess internal capacity. The mill had revenues of $54 million and $66 million in 2000 and 1999, respectively. This facility had an operating loss of $6 million in 2000 and operating income of $2 million in 1999. The total Forest Products business charge included $15 million of asset write-downs, $7 million of severance costs covering the termination of 264 employees, and $13 million of other exit costs. At December 31, 2001, 208 employees had been terminated.

(f) xpedx, our distribution business, implemented a restructuring plan to consolidate duplicate facilities, eliminate excess internal capacity and increase productivity. The $22 million charge associated with this plan included $3 million of asset write-downs, $15 million of severance costs covering the termination of 433 employees, and $4 million of other cash costs. At December 31, 2001, 325 employees had been terminated.

(g) The Carter Holt Harvey charge of $5 million is related to cost reduction actions primarily associated with the tissue and packaging businesses. This charge included $1 million of asset write-downs and $4 million of severance costs covering the termination of 145 employees. At December 31, 2001, all 145 employees had been terminated.

(h) This $8 million charge relates to the write-down of our investment in PaperExchange.com, an online provider of e-commerce for the paper industry, to its estimated fair market value.

   The second-quarter charge of $71 million consisted of $40 million of asset write-downs and $31 million of severance and other charges. The following table and discussion presents additional detail related to this charge:

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
                                            ===                ===           ===


(a) The Printing Papers business shut down the Millers Falls, Massachusetts mill in August 2000 due to excess internal capacity. Charges associated with the shutdown included $22 million to write down the assets to their estimated fair market value of zero, $2 million of severance costs covering the termination of 119 employees, and other exit costs of $3 million. The Millers Falls mill had revenues of $33 million and $39 million in 2000 and 1999, respectively. The mill had no operating income in 2000 and operating income of $3 million in 1999. At December 31, 2000, all 119 employees had been terminated.

     Also, a severance charge of $2 million was recorded covering the elimination of 108 salaried positions at the Franklin, Virginia mill in a continuing effort to improve its cost effectiveness and long-term competitive position. At December 31, 2001, all 108 employees had been terminated.

(b) The Consumer Packaging business implemented a plan to reduce excess internal capacity and streamline administrative functions at several of its locations as a result of the Shorewood acquisition. As a result, the Richmond, Virginia facility was shut down in June 2000. Charges associated with this shutdown included $6 million to write down assets to their fair market value of zero, $2 million of severance costs covering the termination of 126 employees, and other exit costs of $1 million. This facility had revenues of $8 million and $23 million in 2000 and 1999, respectively. The Richmond facility had operating losses of $2 million and $1 million in 2000 and 1999, respectively. At December 31, 2001, all 126 employees had been terminated.

      Management also idled the lithographic department of the Clinton, Iowa facility. This action will allow the Retail Packaging business to better focus its resources for further profit improvement. Related charges included $1 million of asset write-downs, $3 million of severance costs covering the termination of 187 employees, and $2 million of other exit costs. At December 31, 2001, all 187 employees had been terminated.

      A severance reserve of $1 million was also established to streamline the Consumer Packaging business. This reserve covers the termination of 17 employees. At December 31, 2000, all 17 employees had been terminated.

(c) Industrial Papers shut down the Knoxville, Tennessee converting facility in December 2000 to reduce excess internal capacity. Assets were written down $9 million to their estimated fair market value and a severance charge of $1 million was recorded to terminate 120 employees. Other exit costs totaled $3 million. The Knoxville facility had revenues of $46 million and $62 million in 2000 and 1999, respectively. This facility had operating income of $2 million in both 2000 and 1999. At December 31, 2001, all 120 employees had been terminated.

(d) Other includes $8 million related to Industrial Packaging, primarily for the shutdown of the Tupelo, Mississippi sheet plant. The Industrial Packaging charge included $2 million of asset write-offs, $5 million of severance costs covering the termination of 221 employees and $1 million of other cash costs. At December 31, 2001, all 221 employees had been terminated.

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

   The following table presents a roll forward of the severance and other costs included in the 2000 restructuring plans:

--------------------------------------------------------------------------------
                                                                      Severance
In millions                                                           and Other
--------------------------------------------------------------------------------
Opening Balance (second quarter 2000)                                     $  31
Additions (fourth quarter 2000)                                             217
2000 Activity
   Cash charges                                                             (19)
2001 Activity
   Cash charges                                                            (148)
   Reversal of reserves no longer required                                  (14)
                                                                          -----
Balance, December 31, 2001                                                $  67
                                                                          =====

   The severance charges recorded in the second and fourth quarters of 2000 related to 4,243 employees. As of December 31, 2001, 3,777 employees had been terminated. Reserves of $14 million were determined to no longer be required and reversed to income in the fourth quarter of 2001.

1999: The following table and discussion presents the impact of special items for 1999:

--------------------------------------------------------------------------------
In millions                                                 1999
--------------------------------------------------------------------------------
                                           Earnings (Loss)      Earnings (Loss)
                                             Before Income         After Income
                                                 Taxes and            Taxes and
                                         Minority Interest    Minority Interest
--------------------------------------------------------------------------------
Before special and extraordinary items              $1,005                $ 551
Union Camp merger-related
   termination benefits                               (148)                 (97)
Merger-related expenses                               (107)                 (78)
Restructuring and other charges                       (298)                (180)
Environmental remediation charge                       (10)                  (6)
Provision for legal reserves                           (30)                 (18)
Reversal of reserves no longer required                 36                   27
                                                    ------                -----
After special items                                 $  448                $ 199
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

   The Union Camp merger-related termination benefits charge of $148 million related to employees terminating after the effective date of the merger under an integration benefits program. Under this program, 1,218 employees of the combined company were originally identified for termination. An additional 346 employees left the company after the merger was announced, but were not eligible for benefits under the integration benefits program completed in the third quarter of 2000. Benefits payable under this program for certain senior executives and managers were paid from the general assets of International Paper. Benefits for remaining employees were primarily paid from plan assets of our qualified pension plan. In total, 1,062 employees were terminated. Related cash payments approximated $71 million (including payments related to our nonqualified pension plans). The remainder of the costs incurred primarily represented an increase in the projected benefit obligation of our qualified pension plan. Upon termination of the program in the third quarter of 2000, $6 million of the original reserve of $148 million was reversed to income.

   The following table is a roll forward of the Union Camp merger-related termination benefit charge:

--------------------------------------------------------------------------------
                                                                    Termination
Dollars in millions                                                    Benefits
--------------------------------------------------------------------------------
Special charge (1,218 employees)                                          $ 148
1999 incurred costs (787 employees)                                        (116)
2000 incurred costs (275 employees)                                         (26)
Reversal of reserves no longer required                                      (6)
                                                                          -----
Balance, December 31, 2000                                                $   -
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

Notes to Consolidated Financial Statements

   The $30 million pre-tax charge to increase existing legal reserves included $25 million added to our reserve for hard-board siding claims. A further discussion of this charge can be found in Note 11.

   The $36 million reversal of reserves no longer required consisted of $30 million related to a retained exposure at the Lancey mill in France and $6 million of excess severance reserves previously established by Union Camp.

   The $298 million charge for asset shutdowns of excess internal capacity consisted of a $185 million charge in the fourth quarter of 1999 and a $113 million charge in the second quarter of 1999.

   The $185 million fourth-quarter charge for shutdowns of excess internal capacity and cost reduction actions included $92 million of asset write-downs and $93 million of severance and other charges. The following table and discussion presents additional detail related to this charge:

---------------------------------------------------------------------
                                      Asset     Severance
In millions                     Write-downs     and Other       Total
---------------------------------------------------------------------
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

(b) The Consumer Packaging charge of $36 million was related to the shutdown of facilities, capacity optimization and a deferred software write-off. The Philadelphia, Pennsylvania plant was shut down in June 2000 and the Edmonton, Alberta plant was shut down in April 2000. Charges associated with these shutdowns included $7 million of asset write-downs, $1 million of severance costs covering the termination of 194 employees, and other exit costs of $5 million. At December 31, 2000, all 194 employees had been terminated. Charges related to eliminating excess internal capacity included $7 million of asset write-downs and a severance charge of $11 million for the termination of 512 employees. The capacity reductions related to the Aseptic and Flexible Packaging businesses. At December 31, 2001, all 512 employees had been terminated. The business also discontinued the implementation of a Union Camp order management system. The write-off of deferred software costs related to this system was $5 million.

(c) The Industrial Packaging business shut down the following plants and shifted production to other facilities: the Terre Haute, Indiana box plant; the Northlake, Illinois box plant; the Columbia, Tennessee sheet plant; and the Montgomery, Alabama sheet plant. The design center in Spartanburg, South Carolina was also closed. The functions performed in Spartanburg will continue in Memphis, Tennessee. Charges associated with the consolidation and improvement of the Industrial Packaging business totaled $21 million and included $7 million of asset write-downs, a $12 million severance charge covering the termination of 426 employees, and other exit costs of $2 million. At December 31, 2001, all 426 employees had been terminated.

(d) The Chemicals and Petroleum charge of $50 million related to the partial shutdown of the Chester-le-Street plant located in northeast England and additional costs related to the 1998 shutdown of the Springhill, Louisiana plant. The Chester-le-Street plant was a fully integrated site comprising a crude tall oil fractionation plant, a rosin resin upgrading plant and a dimer plant. The crude tall oil and rosin resin upgrading facilities at the site were closed and production shifted to other Arizona Chemical facilities. Asset write-downs for this plant totaled $30 million. A severance charge of $3 million covered the termination of 83 employees. Other costs of $12 million included demolition and contract cancellations. At December 31, 2000, all 83 employees had been terminated. We also recorded an additional charge of $5 million related to the 1998 closure of the Springhill plant, covering other exit costs including demolition and cleanup.

(e) The Building Materials charge of $16 million included $3 million for a program to improve the profitability of the decorative surfaces business and $13 million for the shutdown of the Pilot Rock, Oregon mill. The Decorative Products business developed an improvement plan to consolidate certain manufacturing activities and streamline administrative functions. As a result, a reserve was established to cover asset write-offs totaling

     $2 million, and severance charges of $1 million were recorded related to the reduction of 65 employees. At December 31, 2001, all 65 employees had been terminated.

       International Paper announced in October 1999 that it would shut down the Pilot Rock, Oregon mill due to excess capacity within the Masonite manufacturing system. Softboard production was moved to our Ukiah, California and Lisbon Falls, Maine facilities. The related charge included $8 million of asset write-downs, a $2 million severance charge covering the termination of 155 employees, and $3 million of other exit costs. At December 31, 2001, all 155 employees had been terminated.

(f) xpedx implemented a plan to consolidate duplicate facilities and eliminate excess internal capacity. The $23 million charge associated with this plan included $6 million of asset write-downs, a severance charge of $5 million for the termination of 211 employees, and other costs of $12 million. Other costs consisted primarily of lease cancellations. At December 31, 2001, all 211 employees had been terminated.

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

       The second-quarter $113 million charge for the asset shutdowns of excess internal capacity and cost reduction actions included $57 million of asset write-downs and $56 million of severance and other charges. The following table and discussion presents additional detail related to this charge:

----------------------------------------------------------------------
                                        Asset      Severance
In millions                        Write-down      and Other     Total
----------------------------------------------------------------------
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
                                          ===            ===      ====

(a) International Paper recorded a charge of $24 million for severance related to the second phase of the Printing Papers business plan to improve the cost position of its mills. The charge, pursuant to an ongoing severance program, covered a reduction of approximately 289 employees at several mills in the U.S. At December 31, 2001, all 289 employees had been terminated.

       Also, management approved a decision to shut down the Hudson River mill No. 4 paper machine located in Corinth, New York and the No. 2 paper machine at the Franklin, Virginia mill due to excess internal capacity. Both machines have now been shut down. The machines were written down by $6 million to their estimated fair market value of zero. Severance costs of $3 million were recorded to cover the termination of 147 employees. At December 31, 2001, all 147 employees had been terminated.

(b) The charge for European Papers, which covered the shutdown of two mills, consisted of $3 million in asset write-downs, $6 million in severance costs and $1 million of other exit costs. The Lana mill in Docelles, France was shut down due to excess internal capacity. The Lana mill produced uncoated specialty paper which was shifted to the La Robertsau mill in Strasbourg, France. The mill's fixed assets were written down $3 million to their estimated fair market value of zero. Costs of $1 million related to the site closure and severance of $4 million related to the termination of 42 employees were also recorded. The Lana mill had revenues of $12 million and an operating loss of $2 million for the year ended December 31, 1999. At December 31, 2000, all 42 employees had been terminated.

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

(c) The Consumer Packaging business implemented a plan to improve the overall performance of the Moss Point, Mississippi mill. Included in this plan was the shutdown of the No. 3 paper machine which produced labels. This production was transferred to the Hudson River mill. The machine was written down $6 million to its estimated fair market value of zero. Severance costs including, but not limited to, employees associated with the No. 3 machine totaled $10 million and cover the elimination of 360 positions. At December 31, 2001, all 360 employees had been terminated.

Notes to Consolidated Financial Statements

       Consumer Packaging also shut down the Beverage Packaging facility in Itu, Brazil in an effort to reduce excess internal capacity in Latin America. The related assets were written down $13 million to their estimated fair market value of zero, and a severance charge of $1 million covering the elimination of 29 positions was recorded. Other exit costs totaled $1 million. At December 31, 2001, all 29 employees had been terminated.

(d) With the merger of Union Camp, we negotiated the resolution of contractual commitments related to an Industrial Packaging investment in Turkey. As a result of these negotiations and evaluation of this entity, it was determined that the investment was impaired. A $12 million charge was recorded to reflect this impairment and the related costs of resolving the contractual commitments.

(e) As a result of an overall reduction in demand for dissolving pulp, a decision was made to downsize the Natchez, Mississippi mill. Charges associated with capacity reduction totaled $10 million and included the shutdown of several pieces of equipment. A severance charge of $3 million was recorded to eliminate 89 positions. At December 31, 2000, all 89 employees had been terminated.

(f) The Industrial Papers business implemented a plan to reduce excess internal capacity at several of its locations. The Toronto, Canada plant was closed. Equipment at the Kaukauna, Wisconsin; Knoxville, Tennessee; and Menasha, Wisconsin facilities was taken out of service. The total amount related to the write-down of these assets was $7 million. Severance costs related to these shutdowns were $5 million, based on a personnel reduction of 81 employees. Other exit costs totaled $2 million. At December 31, 2001, all 81 employees had been terminated.

   The following table presents a roll forward of severance and other costs included in the 1999 restructuring plans:

---------------------------------------------------------------------
                                                            Severance
In millions                                                 and Other
---------------------------------------------------------------------
Opening Balance (second quarter 1999)                            $ 56
Additions (fourth quarter 1999)                                    93
1999 Activity
   Cash charges                                                   (34)
2000 Activity
   Cash charges                                                   (75)
   Other charges                                                  (13)
   Reversal of reserves no longer required                        (14)
2001 Activity
   Cash charges                                                   (10)
   Reversal of reserves no longer required                         (3)
                                                                 ----
Balance, December 31, 2001                                       $  -
                                                                 ====


   The severance reserves recorded in the second and fourth quarters of 1999 related to 3,163 employees. At December 31, 2001, all 3,163 employees had been terminated. Reserves of $3 million and $14 million were determined to no longer be required and reversed to income in the fourth quarter of 2001 and 2000, respectively.

NOTE 7 BUSINESSES HELD FOR SALE
================================================================================

During 2000, International Paper announced a divestment program to sell certain businesses and assets that are not strategic to its core businesses. The decision to sell these businesses and certain other assets resulted from International Paper's acquisition of Champion and the completion of a strategic analysis to focus on its core businesses of paper, packaging and forest products.

   Businesses in the divestment program at December 31, 2001 being marketed for sale in 2002 included Arizona Chemical, Decorative Products, Industrial Papers and other smaller businesses as well as certain other non-strategic forestlands.

   Sales and operating earnings for each of the three years ended December 31, 2001, 2000 and 1999 for these businesses, as well as for businesses sold as part of International Paper's divestiture program (see Note 5), were:

--------------------------------------------------------------
In millions                        2001       2000        1999
--------------------------------------------------------------
Sales                            $2,151     $4,016      $4,036
Operating Earnings               $   94     $  247      $  250

   The sales and operating earnings for these businesses are shown in "Other Businesses" in management's discussion and analysis. The assets of businesses held for sale, totaling $648 million at December 31, 2001 and $1.6 billion at December 31, 2000, are included in Assets of businesses held for sale in current assets in the accompanying consolidated balance sheet. The liabilities of businesses held for sale, totaling $215 million at December 31, 2001 and $475 million at December 31, 2000, are included in Liabilities of businesses held for sale in current liabilities in the accompanying consolidated balance sheet. The decreases in these balances since December 31, 2000 reflect divestitures and impairment charges recorded in 2001.

   In the fourth quarter of 2001, a pre-tax impairment loss of $582 million ($524 million after taxes) was recorded including $576 million to write down the net assets of Arizona Chemical, Decorative Products and Industrial Papers to an estimated realizable value of approximately $550 million, and $6 million of severance for the reduction of 189 employees in the Chemical Cellulose Pulp business. In the third quarter of 2001, a pre-tax impairment loss of $50 million ($32 million after taxes) was recorded to write down the Chemical Cellulose assets to their expected realizable value of approximately $25 million. In the second quarter of 2001, a pre-tax impairment loss of $85 million ($55 million after taxes) was recorded to reduce the carrying value of the Flexible Packaging assets to their expected realizable value of approximately $85 million based on preliminary offers received. These charges, totaling $717 million, are included in Net losses on sales and impairments of businesses held for sale in the accompanying consolidated statement of earnings.

   During the first quarter of 2001, an extraordinary pre-tax charge of $60 million ($38 million after taxes) was recorded for impairment losses to reduce the assets of Masonite to their estimated realizable value based on offers received.

   In the fourth quarter of 2000, Fine Papers, the Chemical Cellulose Pulp business and the Flexible Packaging business in Argentina were written down to their estimated fair market values of approximately $235 million based on projected sales proceeds, resulting in a pre-tax charge of $373 million ($231 million after taxes). During the third quarter of 2000, International Paper recorded an extraordinary loss of $460 million before taxes ($310 million after taxes) to write down the net assets of Masonite and Zanders to their estimated realizable value of $520 million. These charges are presented as extraordinary items, net of taxes, in the consolidated statement of earnings in accordance with the pooling-of-interests rules.

   During the second quarter of 2001, a decision was made to continue to operate the Fine Papers business that was previously held for sale. Accordingly, industry segment information for prior periods has been restated to include this business in the Printing Papers segment.

   See Note 5 for additional information on the divestiture sales that have closed.

NOTE 8 PREFERRED SECURITIES OF SUBSIDIARIES
================================================================================

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

   Distributions paid under all of the preferred securities noted above were $129 million, $141 million and $134 million in 2001, 2000 and 1999, respectively. The expense related to these preferred securities is shown in minority interest expense in the consolidated statement of earnings.

NOTE 9 SALE OF LIMITED PARTNERSHIP INTERESTS
================================================================================

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

Notes to Consolidated Financial Statements

   At December 31, 2001, International Paper held aggregate general and limited partner interests totaling 66% in Georgetown Equipment Leasing Associates, L.P. and 62% in Trout Creek Equipment Leasing, L.P.

NOTE 10 INCOME TAXES
================================================================================

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

   The components of earnings (loss) before income taxes, minority interest, extraordinary items and cumulative effect of accounting change by taxing jurisdiction were:

--------------------------------------------------------------------------------
In millions                                                 2001    2000   1999
--------------------------------------------------------------------------------
Earnings (loss)
   U.S.                                                  $(1,683)   $202   $237
   Non-U.S.                                                  418     521    211
                                                         -------    ----   ----
Earnings (loss) before income taxes,
   minority interest, extraordinary
   items and cumulative effect of
   accounting change                                     $(1,265)   $723   $448
                                                         =======    ====   ====

     The provision (benefit) for income taxes by taxing jurisdiction was:

--------------------------------------------------------------------------------
In millions                                             2001      2000    1999
--------------------------------------------------------------------------------
Current tax provision
   U.S. federal                                        $ 186     $ 130   $ 259
   U.S. state and local                                    3        41      27
   Non-U.S.                                              100       102       8
                                                       -----     -----   -----
                                                       $ 289     $ 273   $ 294
                                                       =====     =====   =====
Deferred tax provision (benefit)
   U.S. federal                                        $(455)    $ (31)  $(108)
   U.S. state and local                                 (116)      (65)   (103)
   Non-U.S.                                               12       (60)      3
                                                       -----     -----   -----
                                                       $(559)    $(156)  $(208)
                                                       =====     =====   =====

Income tax provision (benefit)                         $(270)    $ 117   $  86
                                                       =====     =====   =====

   International Paper made income tax payments, net of refunds, of $333 million, $298 million and $68 million in 2001, 2000 and 1999, respectively.

     A reconciliation of income tax expense (benefit) using the statutory U.S. income tax rate compared with actual income tax expense (benefit) follows:

--------------------------------------------------------------------------------
In millions                                       2001          2000       1999
--------------------------------------------------------------------------------
Earnings (loss) before income taxes,
   minority interest, extraordinary
   items and cumulative effect of
   accounting change                           $(1,265)         $723       $448
Statutory U.S. income tax rate                      35%           35%        35%
                                               -------          ----       ----
Tax expense (benefit) using statutory
   U.S. income tax rate                        $  (443)         $253       $157
State and local income taxes                       (73)          (15)       (20)
Non-U.S. tax rate differences                      (19)          (80)       (52)
Permanent differences on sales of
   non-strategic assets                            180             -         (2)
Nondeductible business expenses                     12            10         30
Tax benefit on export sales                         (4)          (18)        (9)
Minority interest                                  (70)          (82)       (56)
Goodwill amortization                               55            39         21
Net U.S. tax on non-U.S. dividends                 108            28         15
Tax credits                                          -             -        (12)
Other, net                                         (16)          (18)        14
                                               -------          ----       ----
Income tax provision (benefit)                 $  (270)         $117       $ 86
                                               =======          ====       ====
Effective income tax rate                           21%           16%        19%
                                               =======          ====       ====

   The tax effects of significant temporary differences representing deferred tax assets and liabilities at December 31, 2001 and 2000 were as follows:

--------------------------------------------------------------------------------
In millions                                           2001                 2000
--------------------------------------------------------------------------------
Deferred tax assets:
   Postretirement benefit accruals                 $   394              $   199
   Alternative minimum and other tax credits           508                  432
   Net operating loss carryforwards                    648                  264
   Other                                               675                  825
                                                   -------              -------
   Total deferred tax assets                       $ 2,225              $ 1,720
                                                   =======              =======
Deferred tax liabilities:
   Plants, properties, and equipment               $(2,832)             $(3,344)
   Prepaid pension costs                              (579)                (326)
   Forestlands                                      (1,575)              (1,686)
   Other                                              (199)                (190)
                                                   -------              -------
   Total deferred tax liabilities                  $(5,185)             $(5,546)
                                                   =======              =======
Net deferred tax liability                         $(2,960)             $(3,826)
                                                   =======              =======

    International Paper has net operating loss carryforwards that expire as follows: years 2002 through 2008 - $112 million, years 2019 through 2021 - $1.3 billion, and indefinite carryforward - $461 million. International Paper also has federal and state tax credit carryforwards that expire as follows: years 2002 through 2021 - $144 million, and indefinite carryforward - $364 million.

   Deferred taxes are not provided for temporary differences of approximately $1.8 billion, $1.7 billion and $1.2 billion as of December 31, 2001, 2000 and 1999, respectively, representing earnings of non-U.S. subsidiaries that are intended to be permanently reinvested. Computation of the potential deferred tax liability associated with these undistributed earnings is not practicable.

NOTE 11 COMMITMENTS AND CONTINGENT LIABILITIES
================================================================================

Certain property, machinery and equipment are leased under cancelable and non-cancelable agreements. At December 31, 2001, total future minimum rental commitments under non-cancelable leases were $937 million, due as follows: 2002
- $169 million, 2003 - $147 million, 2004 - $129 million, 2005 - $113 million,
2006 - $93 million and thereafter - $286 million. Rent expense was $230 million, $218 million and $229 million for 2001, 2000 and 1999, respectively.

   International Paper has entered into an agreement to guarantee, for a fee, a contractual credit agreement of an unrelated third party. The maximum amount of the guarantee is $110 million and expires in 2008. The guaranty fees are payable to International Paper at the time the borrowings under the agreement are repaid to the third party lenders.

   Three nationwide class action lawsuits relating to products manufactured by Masonite that were filed against International Paper have been settled in recent years.

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

     The third suit, entitled Smith, et. al. v. Masonite Corporation, et. al., was filed in 1995 (Woodruf Lawsuit). The plaintiffs alleged that Woodruf roofing manufactured by Masonite is defective and causes damage to the structure underneath the roofing. The class consisted of all U.S. property owners who had incorporated and installed Masonite Woodruf roofing from January 1, 1980 to January 6, 1999. The settlement relating to the Woodruf Lawsuit provides that for product installed between January 1, 1980 and December 31, 1989, claims must be made by January 6, 2006, and for product installed between January 1, 1990 and January 6, 1999, claims must be made by January 6, 2009.

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

Notes to Consolidated Financial Statements

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

   The following table presents an analysis of the net reserve activity related to the Hardboard, Omniwood and Woodruf Lawsuits for the years ended December 31, 2001, 2000 and 1999.

Reserve Analysis

--------------------------------------------------------------------------------
In millions                          Hardboard    Omniwood    Woodruf     Total
--------------------------------------------------------------------------------
Balance, December 31, 1998              $   86       $  31       $ 12     $ 129
Additional provision                        20           3          2        25
Payments                                   (76)         (9)        (7)      (92)
Insurance collections                        8           -          -         8
Other                                       (6)         10          2         6
                                        ------       -----       ----     -----
Balance, December 31, 1999                  32          35          9        76
Additional provision                       110          10          5       125
Payments                                  (117)        (13)       (12)     (142)
Financial collar reimbursement              48           -          -        48
Other                                       (7)        (10)         2       (15)
                                        ------       -----       ----     -----
Balance, December 31, 2000                  66          22          4        92
Additional provision                       187          22         16       225
Payments                                  (143)        (24)       (11)     (178)
Financial collar reimbursement              52           -          -        52
Other                                       17           -          -        17
                                        ------       -----       ----     -----
Balance, December 31, 2001              $  179       $  20       $  9     $ 208
                                        ======       =====       ====     =====

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

   Four statistical outcomes described below, developed by the independent third party, were reviewed as the basis for the determination of the amount of the reserve as of the third quarter of 2000, resulting in incremental future claims projections for the Hardboard Lawsuit ranging from $95 million to $175 million.

   Statistical Outcome 1 - This outcome was based on the assumption that there is a return to the originally estimated claim decline curves, which equated to a 45% annual decline in all areas of the settlement. This analysis resulted in projected future costs for claims relating to the Hardboard Lawsuit of $95 million.

   Statistical Outcome 2 - This outcome was based on the assumption that the claims rate continues at the same level for one more year in areas that had experienced a growth in the claims rate in the second year of the settlement, and then declines at the rate of 45% per year. In other areas, it was assumed that claims would decline at a 45% rate. This analysis resulted in projected future costs for claims relating to the Hardboard Lawsuit of $115 million.

   Statistical Outcome 3 - This outcome was based on the assumption that the claims rate (a) grows moderately for one year in areas where growth was observed in the second quarter of 2000, (b) then levels off for one year, and (c) then declines at the rate of 45% per year. Additionally, it was assumed that the claims rate remains level for one year in areas where growth in the claims rate was observed in the second year and then declines by 45% per year. Finally, it was assumed that the claims rate declines by 45% per year in areas where the claims rate declined in the second year of settlement. This analysis resulted in projected future costs for claims relating to the Hardboard Lawsuit of $145 million.

   Statistical Outcome 4 - This outcome was based on the assumption that the claims rate (a) doubles in one state for one additional year, levels off for two years and then declines by 45% per year, (b) remains level in another state for two years and then declines by 45% per year, and (c) in all other areas, declines by 45% per year. This analysis resulted in projected future costs for claims relating to the Hardboard Lawsuit of $175 million.

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

   Following the $125 million additional provision, net reserves for these matters totaled $92 million at December 31, 2000 ($66 million for claims relating to the Hardboard Lawsuit, $22 million for claims relating to the Omniwood Lawsuit and $4 million for claims relating to the Woodruf Lawsuit). The reserve balance at December 31, 2000 for claims relating to the Hardboard Lawsuit was net of $43 million of expected insurance recoveries as discussed in detail below.

   During the third quarter of 2001, a determination was made that an additional provision would be required to cover an expected shortfall which had arisen since the third quarter of 2000 due to actual claims experience exceeding projections. An additional $225 million was added to the existing reserve balance at that time ($187 million for claims relating to the Hardboard Lawsuit, $16 million for claims relating to the Woodruf Lawsuit and $22 million for claims relating to the Omniwood Lawsuit). This $225 million increase was based on an independent third party statistical study of future costs, which analyzed trends in the claims experience through August 31, 2001.

   Three statistical outcomes developed by the independent third party statistician were reviewed as the basis for the determination of the amount of the reserve, resulting in total projected costs for these settlements ranging from $655 million to $933 million.

     Statistical Outcome 1 - This outcome was based on the assumption that Hardboard and Omniwood claims growth continues through mid-2002, remains stable through mid-2003 and then declines by 45% and 50%, respectively, per year. Woodruf claims were assumed to decline at a rate of 50% per year. Unit costs per claim were assumed to hold at the 2001 level. This analysis resulted in total projected costs of $933 million.

   Statistical Outcome 2 - This outcome was based on the assumption that Hardboard claims growth continues through mid-2002 and then declines by 55% per year thereafter. Omniwood claims were assumed to follow the same pattern described in Outcome 1 above. Woodruf claims were assumed to decline at a rate of 50% per year. Unit costs per claim were assumed to decline by 50% between 2001 and 2002 and remain stable thereafter. This analysis resulted in total projected costs of $655 million.

   Statistical Outcome 3 - This outcome was based on the assumption that Hardboard claims growth continues through mid-2002, then declines by 50% per year. Omniwood claims growth was assumed to continue through mid-2002, decline by 50% in 2003 and thereafter increase at the rate of 10% per year. Woodruf claims were assumed to decline at a rate of 50% per year. Unit costs per claim were assumed to hold at the 2001 level. This analysis resulted in total projected costs of $755 million.

   The assumptions made in the statistical outcomes presented above were based on projected claims rates frequency, including geographic patterns of claims rates, and historical information related to the growth (or decline) of claims rates. In addition, assumptions related to the cost of claims, including forecasts relating to the rate of inflation, were taken into consideration. Average claim costs were calculated from historical claims records, taking into consideration structure type, location and source of the claim. While management believes that the assumptions used in developing the outcomes represent the most probable scenario, factors which could reasonably be expected to cause actual results to vary from these assumptions include: (1) area specific assumptions as to growth in claims rates could be incorrect, (2) locations where previously there had been little or no claims could emerge as significant geographic locations, and (3) the cost per claim could vary materially from that projected.

   After discussion with the independent statistician and considering the recent claims history and all available evidence, management concluded that Statistical Outcome 3, with total projected costs of $755 million and approximately 95,000 future claims (85,000 single family and 10,000 multifamily), represented the most probable outcome. After deducting payments made to date and existing reserve balances, and considering the impact of the financial collar discussed below, a provision of $225 million was recorded in the third quarter of 2001 ($187 million for the Hardboard Lawsuit, $22 million for the Omniwood Lawsuit and $16 million for the Woodruf Lawsuit).

Notes to Consolidated Financial Statements

   Following the $225 million additional provision, net reserves for these matters totaled $208 million at December 31, 2001, including $179 million for the Hardboard Lawsuit, $9 million for the Woodruf Lawsuit and $20 million for the Omniwood Lawsuit. The reserve balance for claims relating to the Hardboard Lawsuit is net of $43 million of expected insurance recoveries remaining from an initial estimate of insurance recoveries of $70 million, which was estimated for purposes of establishing the initial 1997 reserve for the claims related to the Hardboard Lawsuit.

   In November 1995, International Paper and Masonite commenced a lawsuit in the Superior Court of the State of California against certain of their insurance carriers because of their refusal to indemnify International Paper and Masonite for the settlement relating to the Hardboard Lawsuit and the refusal of one insurer, Employer's Insurance of Wausau, to provide a defense of that lawsuit. During the fall of 2001, a trial of Masonite's claim that Wausau breached its duty to defend was conducted in a state court in California. The jury found that Wausau had breached its duty to defend Masonite and awarded Masonite $13 million for its expense to defend the Hardboard Lawsuit; an additional $12 million in attorneys' fees and interest for Masonite's expense to prosecute the duty to defend case against Wausau - based on a finding that Wausau had acted in bad faith; and an additional $68 million in punitive damages. As of February 15, 2002, all post-trial motions brought by Wausau seeking to upset the jury verdict have been denied but no judgment has been entered by the court. Masonite has agreed to pay amounts equal to the proceeds of its bad faith and punitive damage award to International Paper and has assigned its breach of contract claim against Wausau to International Paper. As of February 15, 2002, the trial court has not scheduled a date for the trial of the claims for indemnification. Because of the uncertainties inherent in the litigation, International Paper is unable to estimate the amount which it will recover against those insurance carriers, but it does not expect the recovery to be less than the amount initially projected.

     Under a financial collar arrangement, International Paper contracted with a third party for payment in an amount up to $100 million for certain costs relating to the Hardboard Lawsuit if payments by International Paper with respect thereto exceeded $165 million. The arrangement with the third party is in excess of insurance otherwise available to International Paper, which is the subject of the separate litigation referred to above. Accordingly, International Paper believes that the obligation of the third party with respect to this financial collar does not constitute "other valid and collectible insurance" that would either eliminate or otherwise affect its right to collect insurance coverage available to it and Masonite under the insurance policies, which are the subject of this separate litigation. As of December 31, 2001, International Paper had received the $100 million.

   At December 31, 2001, there were $50 million of costs associated with claims inspected and not paid ($43 million for Hardboard siding, $4 million for Omniwood and $3 million for Woodruf) and $23 million of costs associated with claims in process and not yet inspected ($20 million for claims relating to the Hardboard Lawsuit, $2 million for claims related to the Omniwood Lawsuit and $1 million for claims related to the Woodruf Lawsuit). The aggregate of the reserve and insurance receivable at December 31, 2001 amounted to $251 million as reflected in the table in the following paragraph. The estimated claims reserve includes $178 million for unasserted claims that are probable of assertion.

   At December 31, 2001, the components of the required reserve and the classification of such amounts in the consolidated balance sheet are summarized as follows:

Balance Sheet Summary

--------------------------------------------------------------------------------
In millions
--------------------------------------------------------------------------------
Aggregate reserve (in Other accrued liabilities)                           $251
Insurance receivable (in Deferred charges and other assets)                 (43)
                                                                           ----
Reserve required                                                           $208
                                                                           ====

     The average settlement cost per claim for the years ended December 31, 2001, 2000, and 1999 for the Hardboard, Omniwood and Woodruf Lawsuits is set forth in the table below:


Average Settlement Cost Per Claim

--------------------------------------------------------------------------------
                             Hardboard          Omniwood             Woodruf
                        Single     Multi-   Single     Multi-    Single   Multi-
In thousands            Family     Family   Family     Family    Family   Family
--------------------------------------------------------------------------------
December 31, 2001         $3.3       $7.0     $5.9       $6.8      $5.3     $4.2
December 31, 2000         $3.9       $9.5     $6.2       $4.2      $5.2     $2.8
December 31, 1999         $4.1       $8.9     $5.6       $2.2      $5.7     $3.6

   The above information is calculated by dividing the amount of claims paid by the number of claims paid.

   Through December 31, 2001, net settlement payments totaled $403 million ($323 million for claims relating to the Hardboard Lawsuit, $48 million for claims relating to the Omniwood Lawsuit and $32 million for claims relating to the Woodruf Lawsuit), including $51 million of non-refundable attorneys' advances discussed above ($47.5 million for the Hardboard Lawsuit and $1.7 million for each of the Omniwood Lawsuit and Woodruf Lawsuit). Also, payments of $6 million have been made to the attorneys for the plaintiffs in the Omniwood and Woodruf Lawsuits. In addition,

International Paper has received $27 million related to these matters (all related to the Hardboard Lawsuit) from our insurance carriers through December 31, 2001. International Paper has the right to terminate each of the settlements after seven years from the dates of final approval. The liability for these matters has been retained after the sale of Masonite.

   The following table shows an analysis of claims statistics related to the Hardboard, Omniwood and Woodruf Lawsuits for the years ended December 31, 2001, 2000 and 1999.

Claims Statistics

-------------------------------------------------------------------------------------------------------------------
                                  Hardboard            Omniwood          Woodruf              Total
In thousands                  Single     Multi-    Single   Multi-    Single    Multi-    Single   Multi-
Number of Claims Pending      Family     Family     Famiy   Family    Family    Family    Family   Family     Total
-------------------------------------------------------------------------------------------------------------------

December 31, 1998               13.1        1.0        -         -         -         -       13.1     1.0      14.1
No. of Claims Filed             16.6        4.3      2.5       0.1       2.9       0.2       22.0     4.6      26.6
No. of Claims Paid             (14.4)      (1.6)    (1.0)        -      (1.0)     (0.1)     (16.4)   (1.7)    (18.1)
No. of Claims Dismissed         (4.0)      (1.0)    (0.3)        -      (0.1)        -       (4.4)   (1.0)     (5.4)

December 31, 1999               11.3        2.7      1.2       0.1       1.8       0.1        14.3    2.9      17.2
No. of Claims Filed             25.5        9.4      2.2       0.2       2.5       0.1        30.2    9.7      39.9
No. of Claims Paid             (15.6)      (5.6)    (1.9)     (0.1)     (2.4)        -       (19.9)  (5.7)    (25.6)
No. of Claims Dismissed         (5.3)      (2.0)    (0.5)        -      (0.7)        -        (6.5)  (2.0)     (8.5)

December 31, 2000               15.9        4.5      1.0       0.2       1.2       0.2        18.1    4.9      23.0
No. of Claims Filed             46.2        8.7      2.2       0.4       1.9       0.1        50.3    9.2      59.5
No. of Claims Paid             (23.1)      (6.1)    (1.4)     (0.2)     (1.2)     (0.1)      (25.7)  (6.4)    (32.1)
No. of Claims Dismissed         (9.0)      (1.7)    (0.4)     (0.1)     (0.4)        -        (9.8)  (1.8)    (11.6)

December 31, 2001               30.0        5.4      1.4       0.3       1.5       0.2         32.9   5.9      38.8

     While International Paper believes that the reserve balances established for these matters are adequate, and that additional amounts will be recovered from its insurance carriers in the future relating to these claims, International Paper is unable to estimate at this time the amount of additional charges, if any, that may be required for these matters in the future.

     International Paper is also involved in various other inquiries, administrative proceedings and litigation relating to contracts, sales of property, environmental protection, tax, antitrust, personal injury and other matters, some of which allege substantial monetary damages. While any proceeding or litigation has the element of uncertainty, International Paper believes that the outcome of any of the other lawsuits or claims that are pending or threatened, or all of them combined, will not have a material adverse effect on its consolidated financial position or results of operations.

NOTE 12 SUPPLEMENTARY BALANCE SHEET INFORMATION
================================================================================

Inventories by major category were:

--------------------------------------------------------------------------------
In millions at December 31                                    2001         2000
--------------------------------------------------------------------------------
Raw materials                                               $  442       $  438
Finished pulp, paper and packaging products                  1,582        1,992
Finished lumber and panel products                             175          261
Operating supplies                                             489          498
Other                                                           45          105
                                                            ------       ------
Inventories                                                 $2,733       $3,294
                                                            ======       ======

     The last-in, first-out inventory method is used to value most of International Paper's U.S. inventories. Approximately 72% of total raw materials and finished products inventories were valued using this method. If the first-in, first-out method had been used, it would have increased total inventory balances by approximately $219 million and $264 million at December 31, 2001 and 2000, respectively.

Notes to Consolidated Financial Statements

   Plants, properties and equipment by major classification were:

--------------------------------------------------------------------------------
In millions at December 31                                   2001          2000
--------------------------------------------------------------------------------
Pulp, paper and packaging facilities
     Mills                                                $23,247       $22,538
     Packaging plants                                       2,248         3,266
Wood products facilities                                    2,720         2,343
Other plants, properties and equipment                      1,707         2,028
                                                          -------       -------
Gross cost                                                 29,922        30,175
Less: Accumulated depreciation                             15,461        14,043
                                                          -------       -------
Plants, properties and equipment, net                     $14,461       $16,132
                                                          =======       =======

NOTE 13 DEBT AND LINES OF CREDIT
================================================================================

A summary of long-term debt follows:

--------------------------------------------------------------------------------
In millions at December 31                                   2001         2000
--------------------------------------------------------------------------------
8 7/8% to 10.5% notes - due 2002 - 2012                   $   477      $   522
8 7/8% to 9.7% notes - due 2002 - 2004                        450          564
9 1/4% sinking fund debentures                                  -            8
8.5% to 9.5% debentures - due 2002 - 2022                     247          246
8 3/8 to 9 1/2% debentures - due 2015 - 2024                  300          300
8% to 8 1/8% notes - due 2003 - 2005                        2,198        2,197
7% to 7 7/8% notes - due 2002 - 2007                        1,095        1,343
6 7/8 to 8 1/8% notes - due 2023 - 2029                       742          742
6.65% notes - due 2037                                         93           92
6.5% notes - due 2007                                         148          148
6.4% to 7.75% debentures - due 2023 - 2027                    871          865
6 1/8% notes - due 2003                                       200          200
5 7/8% Swiss franc debentures                                   -           67
5 3/8% euro notes - due 2006                                  225          223
12% to 16% Brazilian real notes                                 -          194
5 1/8% debentures - due 2012                                   93           90
6.75% notes, due 2011                                       1,000            -
Zero-coupon convertible debentures, due 2021                1,018            -
Medium-term notes - due 2002 - 2009 (a)                       162          307
Floating rate notes - due 2002 - 2004 (b)                   1,328        2,100
Environmental and industrial development
     bonds - due 2002 - 2033(c, d)                          2,420        2,334
Commercial paper and bank notes (e)                           156          637
Other (f)                                                     191          157
                                                          -------      -------
Total(g)                                                   13,414       13,336
Less: Current maturities                                      957          688
                                                          -------      -------
Long-term debt                                            $12,457      $12,648
                                                          =======      =======

(a) The weighted average interest rate on these notes was 8.1% in 2001 and 8.2% in 2000.

(b) The weighted average interest rate on these notes was 2.9% in 2001 and 7.9% in 2000.

(c) The weighted average interest rate on these bonds was 6.2% in 2001 and 6.3% in 2000.

(d) Includes $111 million of bonds at December 31, 2001 and $130 million of bonds at December 31, 2000, which may be tendered at various dates and/or under certain circumstances.

(e) The weighted average interest rate was 3.4% in 2001 and 7.2% in 2000. Includes $33 million in 2001 of non-U.S. dollar denominated borrowings with a weighted average interest rate of 5.5%.

(f) Includes $10 million in 2001 and $19 million in 2000 of French franc borrowings with a weighted average interest rate of 7.4% in 2001 and 2.2% in 2000, and $4 million in 2001 and $5 million in 2000 of Canadian dollar borrowings with an interest rate of 2.5% in 2001 and 9.0% in 2000.

(g) The fair market value was approximately $13.2 billion and $13.5 billion at December 31, 2001 and 2000, respectively.

   Total maturities of long-term debt over the next five years are 2002 - $957 million, 2003 - $1.5 billion, 2004 - $2.0 billion, 2005 - $1.2 billion and 2006
- $617 million.

   At December 31, 2001 and 2000, International Paper classified $750 million of tenderable bonds, commercial paper and bank notes and current maturities of long-term debt as long-term debt. International Paper has the intent and ability to renew or convert these obligations through 2002 and into future periods.

   At December 31, 2001, unused contractually committed bank credit agreements amounted to $2.9 billion. The agreements generally provide for interest rates at a floating rate index plus a predetermined margin dependent upon International Paper's credit rating. The principal $750 million agreement extends through March 2004, and has a facility fee of 0.15% that is payable quarterly. A 364-day facility provides for $1.1 billion of credit through March 2002 and has a facility fee of 0.10% that is payable quarterly. Additionally, International Paper has a $900 million 364-day facility that provides credit through June 2002, and has a facility fee of 0.10% paid quarterly. Carter Holt Harvey also has one principal line of credit that supports its commercial paper programs. A $192 million line of credit matures in April 2002 and has a 0.15% facility fee that is payable quarterly. In addition, International Paper has up to $500 million of commercial paper financings available under a receivables securitization program established in December 2001. The program extends through December 2002 with a facility fee of 0.15%.

   At December 31, 2001, outstanding debt included approximately $156 million of commercial paper and bank notes with interest rates that fluctuate based on market conditions and our credit rating.

   In August 2001, under a previously filed shelf registration statement, International Paper issued $1 billion principal amount of 6.75% Senior Unsecured Notes due September 1, 2011, which yielded net proceeds of $993 million. These notes carry a fixed interest rate with interest payable semi-annually on March 1 and September 1 of each year, commencing on March 1, 2002. Most of the proceeds of this issuance were used to retire $800 million of money market notes due in 2002.

   In June 2001, International Paper completed a private placement offering of $2.1 billion principal amount at maturity zero-coupon Convertible Senior Debentures due June 20, 2021, which yielded net proceeds of approximately $1.0 billion. The debt accretes to face value at maturity at a rate of 3.75% per annum, subject to annual upward adjustment after June 20, 2004 if International Paper's stock price falls below a certain level for a specified period. The securities are convertible into shares of International Paper common stock at the option of debenture holders subject to certain conditions as defined in the debt agreement. International Paper may be required to repurchase the securities on June 20th in each of the years 2004, 2006, 2011 and 2016 at a repurchase price equal to the accreted principal amount to the repurchase date. International Paper also has the option to redeem the securities on or after June 20, 2006 under certain circumstances. The net proceeds of this issuance were used to retire higher interest rate commercial paper borrowings.

   On June 20, 2000, International Paper issued $5 billion of debt to finance the acquisition of Champion and assumed $2.8 billion of Champion debt for a total of $7.8 billion.

   In 1999, International Paper recorded an extraordinary loss of $16 million after taxes for the extinguishment of high interest rate debt that was assumed in connection with the merger with Union Camp. International Paper extinguished approximately $275 million of long-term debt with interest rates ranging from 8.5% to 10%.

   International Paper's long-term debt is rated BBB by Standard & Poors and Baa2 by Moody's Investor Services, both with a stable outlook.

NOTE 14 DERIVATIVES AND HEDGING ACTIVITIES
================================================================================

International Paper periodically uses derivatives and other financial instruments to hedge exposures to interest rate, commodity and currency risks. For hedges that meet the criteria under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," International Paper, at inception, formally designates and documents the instrument as a hedge of a specific underlying exposure, as well as the risk management objective and strategy for undertaking each hedge transaction. Because of the high degree of effectiveness between the hedging instrument and the underlying exposure being hedged, fluctuations in the value of the derivative instruments are generally offset by changes in the value or cash flows of the underlying exposures being hedged. Derivatives are recorded in the consolidated balance sheet at fair value in other current or noncurrent assets or liabilities. The earnings impact resulting from the change in fair value of the derivative instruments is recorded in the same line item in the consolidated statement of earnings as the underlying exposure being hedged. The financial instruments that are used in hedging transactions are assessed both at inception and quarterly thereafter to ensure they are effective in offsetting changes in either the fair value or cash flows of the related underlying exposures. The ineffective portion of a financial instrument's change in fair value, if any, would be recognized currently in earnings together with the changes in fair value of derivatives not designated as hedges.

INTEREST RATE RISK

Interest rate swaps may be used to manage interest rate risks associated with International Paper's fixed rate debt. Some of these instruments qualify for hedge accounting in accordance with SFAS No. 133 and others do not. Interest rate swap agreements with a total notional amount of approximately $1 billion and maturities ranging from one to 23 years do not qualify as hedges under SFAS No. 133 and, consequently, were recorded at fair value on the transition date by a pre-tax charge of approximately $20 million to earnings. For the year ended December 31, 2001, the change in fair value of the swaps was immaterial, and is not expected to have a material impact on earnings in the future, although some volatility in a quarter is possible due to unforeseen market conditions. The remainder of International Paper's interest rate swap agreements qualify as fully effective fair value hedges under SFAS No. 133.

   A series of fixed-to-floating interest rate swap agreements with a notional amount of approximately $1.5 billion were entered into during the year ended December 31, 2001. The objective of these transactions, all of which qualify for hedge accounting, was to take advantage of favorable interest rates.

COMMODITY RISK

To manage risks associated with future variability in cash flows attributable to certain commodity purchases, International Paper primarily uses natural gas swap contracts with maturities of 12 months or less. Such cash flow hedges are accounted for by deferring the after-tax quarterly change in fair value of the outstanding contracts in OCI. On the date a contract matures, the gain or loss is reclassified into cost of products sold concurrently with the recognition of the commodity purchased. For the year ended December 31, 2001, International Paper reclassified after-tax losses of $48 million from OCI. This amount represents the after-tax cash settlements on the maturing natural gas hedge contracts. Unrealized after-tax losses of $69 million were charged to OCI during the year ended December 31, 2001. After-tax

Notes to Consolidated Financial Statements

losses of $21 million as of December 31, 2001 are expected to be reclassified into earnings in 2002. The net fair value of the swap contracts as of December 31, 2001 is a $29 million liability.

FOREIGN CURRENCY RISK

International Paper's policy has been to hedge certain investments in foreign operations with borrowings denominated in the same currency as the operation's functional currency or by entering into long-term cross-currency and interest rate swaps, or short-term foreign exchange contracts. These financial instruments are effective as a hedge against fluctuations in currency exchange rates. Gains or losses from changes in the fair value of these instruments, which are offset in whole or in part by translation gains and losses on the foreign operation's net assets hedged, are recorded as translation adjustments in OCI. Upon liquidation or sale of the foreign investments, the accumulated gains or losses from the revaluation of the hedging instruments, together with the translation gains and losses on the net assets, are included in earnings. For the year ended December 31, 2001, net gains included in the cumulative translation adjustment on derivative and debt instruments hedging foreign net investments amounted to $23 million after taxes and minority interest.

   Long-term cross-currency and interest rate swaps and short-term currency swaps are used to mitigate the risk associated with changes in foreign exchange rates, which will affect the fair value of debt denominated in a foreign currency. Some of these hedges have been designated as fair value hedges and others have not. As of December 31, 2001, the fair value of these derivatives not designated as hedges was immaterial.

     Foreign exchange contracts (including forward, swap and purchase option contracts) are also used to hedge certain transactions, primarily trade receipts and payments denominated in foreign currencies, to manage volatility associated with these transactions and to protect International Paper from currency fluctuations between the contract date and ultimate settlement. These contracts, most of which have been designated as cash flow hedges, had maturities of five years or less as of December 31, 2001. For the year ended December 31, 2001, net credits totaling $2 million after taxes and minority interest were recorded in OCI, net of reclassifications to earnings of $2 million expense after taxes and minority interest. As of December 31, 2001, gains of $3 million after taxes and minority interest are expected to be reclassified to earnings in 2002. Other contracts are used to offset the earnings impact relating to the variability in exchange rates on certain short-term monetary assets and liabilities denominated in non-functional currencies and are not designated as hedges. Changes in the fair value of these instruments, recognized currently in earnings to offset the remeasurement of the related assets and liabilities, were not significant.

   International Paper does not hold or issue financial instruments for trading purposes. The counterparties to swap agreements and foreign exchange contracts consist of a number of major international financial institutions. International Paper continually monitors its positions with and the credit quality of these financial institutions and does not expect nonperformance by the counterparties.

NOTE 15 CAPITAL STOCK
================================================================================

The authorized capital stock at both December 31, 2001 and 2000 consisted of 990,850,000 shares of common stock, $1 par value; 400,000 shares of cumulative $4 preferred stock, without par value (stated value $100 per share); and 8,750,000 shares of serial preferred stock, $1 par value. The serial preferred stock is issuable in one or more series by the Board of Directors without further shareholder action.

NOTE 16 RETIREMENT PLANS
================================================================================

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

   Service cost is the actuarial present value of benefits attributed by the plans benefit formula to services rendered by employees during the year. Interest cost represents the increase in the projected benefit obligation, which is a discounted amount, due to the passage of time. The expected return on plan assets reflects the computed amount of current year earnings from the investment of plan assets using an estimated long-term rate of return.

   Net periodic pension income for qualified and nonqualified defined benefit plans comprised the following:

--------------------------------------------------------------------------
In millions                                   2001        2000        1999
--------------------------------------------------------------------------
Service cost                                 $(101)       $(98)      $(101)
Interest cost                                 (459)       (397)       (303)
Expected return on plan assets                 727         615         469
Amortization of net transition obligation        -          (2)          -
Actuarial loss                                  (6)         (5)         (6)
Amortization of prior service cost             (20)        (19)        (16)
Curtailment gain (loss)                          -          (2)          6
Settlement gain                                  -           9           -
                                             -----        ----       -----
Net periodic pension income                  $ 141(a)     $101       $  49
                                             =====        ====       =====

(a) Excludes $75 million of expense for curtailment and settlement charges relating to divestitures that were recorded in Restructuring and other charges and Net losses on sales and impairments of businesses held for sale in the consolidated statement of earnings.

   The increase in pension income in 2001 and 2000 was largely due to the inclusion of the expected return on the Champion plan assets that were included in the plan subsequent to the acquisition date. Pension income in 2002 is expected to decline by approximately $60 million with a decrease in the expected long-term return on plan assets from 10% to 9.25%.

   The following table presents the changes in benefit obligation and plan assets for 2001 and 2000 and the plans' funded status and amounts recognized in the consolidated balance sheet as of December 31, 2001 and 2000. Benefit obligations during 2001 increased by $100 million, principally as a result of service costs, and interest on the discounted obligation, less benefits paid and the impact of divestitures. Plan assets decreased $750 million principally as a result of benefits paid and a negative return on plan assets.

--------------------------------------------------------------------
In millions                                       2001          2000
--------------------------------------------------------------------
Change in projected benefit obligation:
   Benefit obligation, January 1                $6,319        $4,323
   Service cost                                    101            98
   Interest cost                                   459           397
   Actuarial loss                                   47           171
   Benefits paid                                  (432)         (451)
   Acquisitions(a)                                  23         1,796
   Divestitures(b)                                 (90)          (42)
   Restructuring(c)                                (33)            -
   Curtailment gain                                  -            (2)
   Special termination benefits(d)                   4            10
   Plan amendments                                  21            19
                                                ------        ------
   Benefit obligation, December 31(e)           $6,419        $6,319
                                                ======        ======
Change in plan assets:
   Fair value of plan assets, January 1         $7,253        $5,612
   Actual return on plan assets                   (229)         (106)
   Company and participants' contributions          14            83
   Benefits paid                                  (432)         (451)
   Acquisitions                                      2         2,144
   Divestitures(b)                                (106)          (29)
                                                ------        ------
   Fair value of plan assets, December 31       $6,502        $7,253
                                                ======        ======
Funded status(e)                                $   83        $  934
Unrecognized actuarial loss(b)                   1,228           292
Unamortized prior service cost(b,c)                144           170
                                                ------        ------
Prepaid benefit cost                            $1,455        $1,396
                                                ======        ======
Amounts recognized in the consolidated
   balance sheet consist of:
     Prepaid benefit cost                       $1,580        $1,515
     Accrued benefit liability                    (182)         (168)
     Intangible asset                                1             3
     Minimum pension liability adjustment
        included in accumulated other
        comprehensive income                        56            46
                                                ------        ------
Net amount recognized                           $1,455        $1,396
                                                ======        ======

(a) Includes $23.3 million and $76.5 million for 2001 and 2000, respectively, in special termination benefits attributable to the elimination of positions in connection with a severance program provided to employees whose jobs were eliminated as a result of the acquisition of Champion. Also included was a curtailment gain of $1.1 million and $17.9 million for 2001 and 2000, respectively.

(b) Included in Net losses on sales and impairments of businesses held for sale in the consolidated statement of earnings is $14.5 million in curtailment losses and $44.6 million in settlement losses in 2001 related to the divestitures of Masonite, Petroleum and Minerals, Flexible Packaging and other smaller businesses.

(c) Included in Restructuring and other charges for 2001 was $11.8 million in curtailment losses relating to a cost reduction program and facility rationalizations.

Notes to Consolidated Financial Statements

(d) Included in Restructuring and other charges for 2001 was $3.6 million for special termination benefits attributable to the elimination of approximately 284 positions in connection with a facility rationalization program. Included in Restructuring and other charges for 2000 was $10 million for special termination benefits attributable to the elimination of approximately 268 positions in connection with a facility rationalization program.

(e) Includes nonqualified unfunded plans with projected benefit obligations of $221 million and $212 million at December 31, 2001 and 2000, respectively.

   Plan assets are held in master trust accounts and include investments in International Paper common stock in the amounts of $219 million (3%) and $467 million (6%) at December 31, 2001 and 2000, respectively.

   Weighted average assumptions as of December 31, 2001, 2000 and 1999 were as follows:

-------------------------------------------------------------------------------
                                                      2001      2000       1999
-------------------------------------------------------------------------------
Discount rate                                         7.25%     7.50%      7.75%
Expected long-term return on plan assets             10.00%    10.00%     10.00%
Rate of compensation increase                         4.50%     4.75%      5.00%

Note: In determining net periodic pension income for the year 2002, an expected long-term return on plan assets of 9.25% will be used.

   The following illustrates the effect on pension income for 2002 of a 25 basis point decrease in these assumptions:

-------------------------------------------------------------------------------
In millions (Income)/Expense                                               2002
-------------------------------------------------------------------------------
Discount rate                                                               $ 4
Expected long-term return on plan assets                                     19
Rate of compensation increase                                                (4)

NON-U.S. DEFINED BENEFIT PLANS

Generally, International Paper's non-U.S. pension plans are funded using the projected benefit as a target, except in certain countries where funding of benefit plans is not required. Net periodic pension expense for our non-U.S. plans was $19 million for 2001, $24 million for 2000 and $16 million for 1999.

   The non-U.S. plans' projected benefit obligation in excess of plan assets at fair market value at December 31, 2001 and 2000 was $43 million and $87 million, respectively. Plan assets are composed principally of common stocks and fixed income securities.

   The increase in the funded status for the non-U.S. plans results from the sale of Zanders, which had an unfunded plan. Related to this sale is a settlement and curtailment gain of $46 million included in Net losses on sales and impairments of investments and businesses held for sale in 2000.

OTHER PLANS

International Paper sponsors several defined contribution plans to provide substantially all U.S. salaried and certain hourly employees of International Paper an opportunity to accumulate personal funds for their retirement. Contributions may be made on a before-tax basis to substantially all of these plans.

     As determined by the provisions of each plan, International Paper matches the employees' basic voluntary contributions. Such matching contributions to the plans were approximately $78 million, $65 million and $67 million for the plan years ending in 2001, 2000 and 1999, respectively. The net assets of these plans approximated $3.7 billion as of the 2001 plan year-end including approximately $979 million (26%) in International Paper common stock.

NOTE 17 POSTRETIREMENT BENEFITS
================================================================================

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

   The components of postretirement benefit expense in 2001, 2000 and 1999 were as follows:

-------------------------------------------------------------------------------
In millions                                                 2001    2000   1999
-------------------------------------------------------------------------------
Service cost                                                 $10     $10    $11
Interest cost                                                 56      45     30
Actuarial loss                                                 -       -      2
Amortization of prior service cost                           (10)     (6)   (12)
Curtailment gain                                               -      (2)     -
Settlement gain                                                -      (2)     -
                                                             ---     ---    ---
Net postretirement benefit cost                              $56     $45    $31
                                                             ===     ===    ===

   The plan is only funded in an amount equal to benefits paid. The following table presents the changes in benefit obligation and plan assets for 2001 and 2000.

-----------------------------------------------------------------------------
In millions                                                 2001         2000
-----------------------------------------------------------------------------
Change in benefit obligation:
   Benefit obligation, January 1                           $ 822        $ 446
   Service cost                                               10           10
   Interest cost                                              56           45
   Participants' contributions                                26           21
   Actuarial (gain) loss                                      88           (5)
   Benefits paid                                            (102)         (73)
   Plan amendments                                           (43)          (8)
   Acquisitions(a)                                             5          385
   Divestitures(b)                                            (6)          (1)
   Curtailment gain(c)                                        (5)           -
   Special termination benefits(d)                             5            2
                                                           -----        -----
   Benefit obligation, December 31                         $ 856        $ 822
                                                           =====        =====
Change in plan assets:
   Fair value of plan assets, January 1                    $   -        $   -
   Company contributions                                      76           52
   Participants' contributions                                26           21
   Benefits paid                                            (102)         (73)
                                                           -----        -----
   Fair value of plan assets, December 31                  $   -        $   -
                                                           =====        =====
Funded status                                              $(856)       $(822)
Unamortized prior service cost                               (72)         (45)
Unrecognized actuarial (gain) loss                            84           (2)
                                                           -----        -----
Accrued benefit cost                                       $(844)       $(869)
                                                           =====        =====

(a) Includes $4.0 million and $9.5 million in 2001 and 2000, respectively, for special termination benefits attributable to the elimination of positions in connection with a severance program provided to employees whose jobs were eliminated as a result of the Champion acquisition. Also included in 2000 was a curtailment gain of $2.1 million.

(b) Included in Net losses on sales and impairments of businesses held for sale in 2001 were curtailment charges of $5.6 million related to the sales of Masonite and Flexible Packaging.

(c) Includes $3.4 million of curtailment gains related to the elimination of 4,311 positions in connection with a cost reduction program and facility rationalizations.

(d) Includes $5 million in 2001 and $2 million in 2000 for special termination benefits attributable to the elimination of approximately 515 positions in connection with a facility rationalization program.

     Future benefit costs were estimated assuming medical costs would increase at a 10% annual rate, decreasing to a 5% annual growth rate ratably over the next five years and then remaining at a 5% annual growth rate thereafter. A 1% increase in this annual trend rate would have increased the accumulated postretirement benefit obligation at December 31, 2001 by $53 million. A 1% decrease in the annual trend rate would have decreased the accumulated postretirement benefit obligation at December 31, 2001 by $49 million. The effect on net postretirement benefit cost from a 1% increase or decrease would be approximately $4 million. The weighted average discount rate used to estimate the accumulated postretirement benefit obligation at December 31, 2001 was 7.25% compared with 7.50% at December 31, 2000.

   In addition to the U.S. plan, certain Canadian employees are eligible for retiree health care and life insurance. Costs and obligations for this plan were not significant.

NOTE 18 INCENTIVE PLANS
================================================================================

International Paper currently has a Long-Term Incentive Compensation Plan (LTICP) that includes a Stock Option Program, a Restricted Performance Share Program and a Continuity Award Program, administered by a committee of nonemployee members of the Board of Directors (Committee) who are not eligible for awards. The LTICP allows stock appreciation rights to be awarded. Although none were outstanding at December 31, 2000, 14,961 awards were issued in 2001 to employees of a subsidiary. We also have other performance-based restricted share/unit programs available to senior executives and directors.

   We apply the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for our plans and the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the Stock Option Program.

STOCK OPTION PROGRAM

Under the current program, officers and certain other employees may be granted options to purchase International Paper common stock. The option price is the market price of the stock on the close of business on the day prior to the date of grant. During 2001, the program was changed so that options must be vested before they can be exercised. Upon exercise of an option, a replacement option may be granted under certain circumstances with an exercise price equal to the market price at the time of exercise and with a term extending to the expiration date of the original option.

Notes to Consolidated Financial Statements

   For purposes of the pro forma disclosure, the fair market value of each option grant has been estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2001, 2000 and 1999, respectively:

--------------------------------------------------------------------------------
                                                         2001      2000     1999
--------------------------------------------------------------------------------
Initial Options (a)
   Risk-Free Interest Rate                              3.91%     6.17%    4.78%
   Price Volatility                                    41.02%    45.00%   33.00%
   Dividend Yield                                       2.61%     2.50%    2.08%
   Expected Term in Years                                3.00      2.50(c)  4.39
Replacement Options(b)
   Risk-Free Interest Rate                              4.40%     6.45%    5.47%
   Price Volatility                                    39.51%    45.00%   33.00%
   Dividend Yield                                       2.64%     2.50%    2.05%
   Expected Term in Years                                2.10      2.10     2.09

(a) The average fair market values of initial option grants during 2001, 2000 and 1999 were $9.45, $11.86 and $13.14, respectively.

(b) The average fair market values of replacement option grants during 2001, 2000 and 1999 were $9.02, $13.44 and $10.14, respectively.

(c) In 2000, the vesting period for current and prospective option grants under the Stock Option Program was reduced from four to two years.

   A summary of the status of the Stock Option Program as of December 31, 2001, 2000 and 1999 and changes during the years ended on those dates is presented below:

--------------------------------------------------------------------------------
                                                                       Weighted
                                                                        Average
                                                                       Exercise
                                                       Options (a,b)      Price
--------------------------------------------------------------------------------
Outstanding at January 1, 1999                          18,685,906      $ 39.39
   Granted                                               4,521,627        49.76
   Exercised                                            (6,531,818)       36.56
   Forfeited                                              (522,214)       42.91
   Expired                                                (354,566)       51.41
                                                        ----------        -----
Outstanding at December 31, 1999                        15,798,935        43.14
   Granted                                               9,527,442        43.29
   Exercised                                            (1,052,107)       41.84
   Forfeited                                              (233,724)       51.96
   Expired                                                (177,568)       49.97
                                                        ----------        -----
Outstanding at December 31, 2000                        23,862,978        43.12
   Granted                                               7,399,497        35.38
   Exercised                                              (343,597)       32.83
   Forfeited                                            (1,118,971)       38.00
   Expired                                                (689,782)       51.25
                                                        ----------        -----
Outstanding at December 31, 2001                        29,110,125      $ 41.28
                                                        ==========

(a) The table does not include Continuity Award tandem stock options described below. No fair market value is assigned to these options under SFAS No.
     123. The tandem restricted shares accompanying these options are expensed over their vesting period.

(b) The table does include options outstanding under two acquired company plans under which options may no longer be granted.

   The following table summarizes information about stock options outstanding at December 31, 2001:

--------------------------------------------------------------------------------------------
                                  Options Outstanding                  Options Exercisable
                                  -------------------                  --------------------
                                          Weighted  Weighted                         Weighted
                              Options      Average   Average             Options      Average
Range of                  Outstanding    Remaining  Exercise         Outstanding     Exercise
Exercise Prices        as of 12/31/01         Life     Price      as of 12/31/01        Price
---------------------------------------------------------------------------------------------
  $29.31-$34.50             7,196,408         6.9     $30.37            2,612,573      $32.17
  $35.00-$35.05             6,463,564         9.5     $35.02                1,126      $35.04
  $36.00-$42.94             5,902,705         5.1     $40.86            5,824,261      $40.90
  $43.00-$58.06             5,598,138         3.9     $50.32            5,598,138      $50.32
  $58.05-$69.63             3,949,310         7.5     $59.34              531,510      $59.28
                           ----------         ---     ------           ----------      ------
                           29,110,125         6.6     $41.28           14,567,608      $43.58
                           ==========                                  ==========

PERFORMANCE-BASED RESTRICTED SHARES

Under the Restricted Performance Share Program, contingent awards of International Paper common stock are granted by the Committee. Shares are earned on the basis of International Paper's financial performance over a period of consecutive calendar years as determined by the Committee. The Restricted Performance Share Program in effect at the beginning of 1999 was terminated during 1999. A one-time Transitional Performance Unit Program was in effect from July 1, 1999 to December 31, 2000. During 2001, a new Restricted Performance Share Program was approved and awards covering a three-year period were granted.

   The following summarizes the activity of all performance-based programs for the three years ending December 31, 2001:

------------------------------------------------------------------------------
                                                                        Shares
------------------------------------------------------------------------------
Outstanding at January 1, 1999                                       1,284,690
   Granted                                                              95,035
   Issued                                                             (227,553)
   Forfeited (a)                                                    (1,067,153)
                                                                    ----------
Outstanding at December 31, 1999                                        85,019
   Granted                                                                   -
   Issued                                                              (26,537)
   Forfeited                                                           (58,482)
                                                                    ----------
Outstanding at December 31, 2000                                             -
   Granted                                                           1,283,100
   Issued                                                               (9,243)
   Forfeited                                                           (59,757)
                                                                    ----------
Outstanding at December 31, 2001                                     1,214,100
                                                                    ==========

(a) Includes 974,734 shares cancelled under the Restricted Performance Share Program in 1999.

CONTINUITY AWARD PROGRAM

The Continuity Award Program provides for the granting of tandem awards of restricted stock and/or nonqualified stock options to key executives. Grants are restricted and awards conditioned on attainment of specified age and years of service requirements. Awarding of a tandem stock option results in the cancellation of the related restricted shares. The Continuity Award Program also provides for awards of restricted stock to key employees.

   The following summarizes the activity of the Continuity Award Program for the three years ending December 31, 2001:

-------------------------------------------------------------------------------
                                                                        Shares
-------------------------------------------------------------------------------
Outstanding at January 1, 1999                                         593,758
   Granted                                                              71,900
   Issued                                                              (65,412)
   Forfeited(a)                                                        (89,390)
                                                                      --------
Outstanding at December 31, 1999                                       510,856
   Granted                                                              76,165
   Issued                                                              (18,303)
   Forfeited(a)                                                       (112,000)
                                                                      --------

Outstanding at December 31, 2000                                       456,718
   Granted                                                              22,350
   Issued                                                              (70,970)
   Forfeited(a)                                                        (64,000)
                                                                      --------
Outstanding at December 31, 2001                                       344,098
                                                                      ========

(a) Also includes restricted shares cancelled when tandem stock options were awarded. 200,000, 560,000 and 440,000 tandem options were awarded in 2001, 2000 and 1999, respectively.

   At December 31, 2001 and 2000, a total of 17.6 million and 22.5 million shares, respectively, were available for grant under the LTICP. In 1999, shareholders approved an additional 25.5 million shares to be made available for grant, with 3.0 million of these shares reserved specifically for the granting of restricted stock. No additional shares were made available during 2001 or 2000. A total of 3.0 million shares and 4.2 million shares were available for the granting of restricted stock as of December 31, 2001 and 2000, respectively.

   The compensation cost charged to earnings for all the incentive plans was $38 million, $28 million and $3 million for 2001, 2000 and 1999, respectively. Earnings in 1999 included income of $20 million recognized upon cancellation of a majority of the awards under the Restricted Performance Share Program in effect at the beginning of 1999.

   Had compensation cost for International Paper's stock-based compensation programs been determined consistent with the provisions of SFAS No. 123, its net earnings, earnings per common share and earnings per common share - assuming dilution would have been reduced to the pro forma amounts indicated below:

-------------------------------------------------------------------------
In millions, except per share amounts         2001        2000      1999
-------------------------------------------------------------------------
Net Earnings (Loss)
   As reported                             $(1,204)      $ 142     $ 183
   Pro forma                                (1,257)        104       152
Earnings (Loss) Per Common Share
   As reported                             $ (2.50)      $0.32     $0.44
   Pro forma                                 (2.60)       0.23      0.37
Earnings (Loss) Per Common Share -
   assuming dilution
   As reported                             $ (2.50)      $0.32     $0.44
   Pro forma                                 (2.60)       0.23      0.37

   The effect on 2001, 2000 and 1999 pro forma net earnings, earnings per common share and earnings per common share - assuming dilution of expensing the estimated fair market value of stock options is not necessarily representative of the effect on reported earnings for future years due to the vesting period of stock options and the potential for issuance of additional stock options in future years.

NOTE 19 SUBSEQUENT EVENTS
================================================================================

In February 2002, International Paper announced that it was discontinuing efforts to divest the Chemical Cellulose Pulp business and planned to operate it as an ongoing business in 2002. Accordingly, asset and liability balances for the business have been removed from Assets (Liabilities) of businesses held for sale and are included in the respective balance sheet captions in the accompanying consolidated balance sheet. Operating results for this business, which are not material to International Paper's results of operations, are included in Other Businesses in the accompanying Financial Information by Industry Segment on pages 38 and 39.

   Also in February 2002, International Paper announced that it had begun negotiations for the possible sale of its oriented strand board operations. Operating results for this business are included with other Wood Products businesses in the Forest Products segment in the accompanying Financial Information by Industry Segment on pages 38 and 39.

Six-Year Financial Summary

-------------------------------------------------------------------------------------------------------------------------------
Dollar amounts in millions, except per
   share amounts and stock prices            2001             2000            1999            1998          1997           1996
-------------------------------------------------------------------------------------------------------------------------------
Results of Operations
Net sales                                $ 26,363         $ 28,180         $24,573         $23,979      $ 24,556       $ 24,182
Costs and expenses, excluding interest     26,716           26,675          23,620          23,039        23,976         23,193
Earnings (loss) before income taxes,
   minority interest, extraordinary
   items and cumulative effect of
   accounting change                       (1,265)(a)          723 (c)         448 (e)         429(g)        143 (h)        939(i)
Minority interest expense, net of
   taxes                                      147 (a)          238 (c)         163 (e)          87(g)        140 (h)        180(i)
Extraordinary items                           (46)(b)         (226)(d)         (16)(f)           -             -              -
Cumulative effect of accounting change        (16)               -               -               -             -              -
Net earnings (loss)                        (1,204)(a,b)        142 (c,d)       183 (e,f)       247(g)        (80)(h)        379(i)
Earnings (loss) applicable to common
   shares                                  (1,204)(a,b)        142 (c,d)       183 (e,f)       247(g)        (80)(h)        379(i)
                                         --------         --------         -------         -------      --------       --------
Financial Position
Working capital                          $  2,938         $  2,880         $ 2,859         $ 2,675      $  1,476       $    454
Plants, properties and equipment, net      14,461           16,132          14,381          15,320        15,707         16,570
Forestlands                                 4,197            5,966           2,921           3,093         3,273          3,637
Total assets                               37,158           42,109          30,268          31,466        31,971         33,357
Long-term debt                             12,457           12,648           7,520           7,697         8,521          7,943
Common shareholders' equity                10,291           12,034          10,304          10,738        10,647         11,349
                                         --------         --------         -------         -------      --------       --------
Per Share of Common Stock - Assuming
   No Dilution(k)
Earnings (loss) before extraordinary
   items and cumulative effect of
   accounting change                     $  (2.37)        $   0.82         $  0.48         $  0.60      $  (0.20)         $0.95
Extraordinary items                         (0.10)           (0.50)          (0.04)              -             -              -
Cumulative effect of accounting change      (0.03)               -               -               -             -              -
Net Earnings (loss)                         (2.50)            0.32            0.44            0.60         (0.20)          0.95
Cash dividends                               1.00             1.00            1.01            1.05          1.05           1.05
Common shareholders' equity                 21.25            24.85           24.85           25.99         26.10          27.95
                                         --------         --------         -------         -------      --------       --------
Common Stock Prices(k)
High                                     $  43.25         $  60.00         $ 59.50         $ 55.25      $  61.00       $  44.63
Low                                         30.70            26.31           39.50           35.50         38.63          35.63
Year-end                                    40.35            40.81           56.44           44.81         43.13          40.50
                                         --------         --------         -------         -------      --------       --------
Financial Ratios
Current ratio                                 1.6              1.4             1.7             1.6           1.3            1.1
Total debt to capital ratio                  50.1             49.3            38.1            39.0          46.1           45.6
Return on equity                            (10.6)(a,b,j)      1.2 (c,d,j)     1.7 (e,f,j)     2.3(g,j)     (0.7)(h,j)      3.4(i,j)
Return on investment before
   extraordinary items and cumulative
   effect of accounting change               (0.7)(a,b,j)      3.3 (c,d,j)     2.6 (e,f,j)     2.5(g,j)      1.5 (h,j)      3.3(i,j)
                                         --------         --------         -------         -------      --------       --------
Capital Expenditures                     $  1,049         $  1,352         $ 1,139         $ 1,322      $  1,448       $  1,780
                                         --------         --------         -------         -------      --------       --------
Number of Employees                       100,100          112,900          98,700          98,300       100,900        106,300
                                         ========         ========         =======         =======      ========       ========

FINANCIAL GLOSSARY
================================================================================

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

Return on investment - the after tax amount of "Earnings before interest, income taxes, minority interest, extraordinary items and cumulative effect of accounting change" divided by the average of total assets minus accounts payable and accrued liabilities (computed on a monthly basis).

FOOTNOTES TO SIX-YEAR FINANCIAL SUMMARY
================================================================================

(a) Includes a net pre-tax charge of $629 million ($587 million after taxes) related to dispositions and asset impairments of businesses held for sale, a $1,117 million charge before taxes and minority interest ($752 million after taxes and minority interest) for asset shutdowns of excess internal capacity, cost reduction actions, and additions to existing Masonite legal reserves, a $42 million pre-tax charge ($28 million after taxes) for Champion merger integration costs, and a $17 million pre-tax credit ($11 million after taxes) for the reversal of reserves no longer required.

(b) Includes an extraordinary pre-tax charge of $73 million ($46 million after taxes) related to the impairment of the Masonite business and the divestiture of the Petroleum and Minerals assets.

(c) Includes a $54 million pre-tax charge ($33 million after taxes) for merger-related expenses, a $125 million pre-tax charge ($80 million after taxes) for additional Masonite legal reserves, an $824 million charge before taxes and minority interest ($509 million after taxes and minority interest) for asset shutdowns and a $34 million pre-tax credit ($21 million after taxes) for the reversal of reserves no longer required.

(d) Includes an extraordinary gain of $385 million before taxes and minority interest ($134 million after taxes and minority interest) on the sale of International Paper's investment in Scitex and Carter Holt Harvey's sale of its share of COPEC, an extraordinary loss of $460 million before taxes ($310 million after taxes) related to the impairment of the Zanders and Masonite businesses, an extraordinary gain before taxes and minority interest of $368 million ($183 million after taxes and minority interest) related to the sale of Bush Boake Allen, an extraordinary loss of $5 million before taxes and minority interest ($2 million after taxes and minority interest) related to Carter Holt Harvey's sale of its Plastics division, and an extraordinary pre-tax charge of $373 million ($231 million after taxes) related to impairments of the Argentine investments, the Chemical Cellulose Pulp and the Fine Papers businesses.

(e) Includes a $148 million pre-tax charge ($97 million after taxes) for Union Camp merger-related termination benefits, a $107 million pre-tax charge ($78 million after taxes) for merger-related expenses, a $298 million pre-tax charge ($180 million after taxes and minority interest) for asset shutdowns of excess internal capacity and cost reduction actions, a $10 million pre-tax charge ($6 million after taxes) to increase existing environmental remediation reserves related to certain former Union Camp facilities, a $30 million pre-tax charge ($18 million after taxes) to increase existing legal reserves and a $36 million pre-tax credit ($27 million after taxes) for the reversal of reserves that were no longer required.

(f) Includes an extraordinary loss of $26 million before taxes ($16 million after taxes) for the extinguishment of high-interest debt that was assumed in the merger with Union Camp.

(g) Includes a $20 million pre-tax gain ($12 million after taxes) on the sale of the Veratec nonwovens business, an $83 million pre-tax credit ($50 million after taxes) from the reversals of previously established reserves that were no longer required, a $111 million pre-tax charge ($68 million after taxes) for the impairment of oil and gas reserves due to low prices, a $145 million pre-tax restructuring and asset impairment charge ($82 million after taxes and minority interest) and $16 million of pre-tax charges ($10 million after taxes) related to International Paper's share of charges taken by Scitex, a 13% investee company, for the write-off of in-process research and development related to an acquisition and costs to exit the digital video business.

Six-Year Financial Summary

(h) Includes a pre-tax business improvement charge of $535 million ($385 million after taxes), a $150 million pre-tax provision for legal reserves ($93 million after taxes), a pre-tax charge of $125 million ($80 million after taxes) for anticipated losses associated with the sale of the Imaging businesses, and a pre-tax gain of $170 million ($97 million after taxes and minority interest) from the redemption of certain retained West Coast partnership interests and the release of a related debt guaranty.

(i) Includes a pre-tax restructuring and asset impairment charge of $554 million ($386 million after taxes), a $592 million pre-tax gain on the sale of a West Coast partnership interest ($336 million after taxes and minority interest), a $155 million pre-tax charge ($99 million after taxes) for the write-down of the investment in Scitex and a $10 million pre-tax charge ($6 million after taxes) for International Paper's share of a restructuring charge announced by Scitex in November 1996.

(j) Return on equity was 1.8% and return on investment was 2.9% in 2001 before special and extraordinary items and cumulative effect of accounting change. Return on equity was 8.3% and return on investment was 5.3% in 2000 before special and extraordinary items. Return on equity was 5.2% and return on investment was 4.0% in 1999 before special and extraordinary items. Return on equity was 3.2% and return on investment was 2.8% in 1998 before special items. Return on equity was 3.4% and return on investment was 3.0% in 1997 before special items. Return on equity was 4.7% and return on investment was 3.8% in 1996 before special items.

(k) All per share amounts are computed before the effects of dilutive securities.

                                           Interim Financial Results (Unaudited)

------------------------------------------------------------------------------------------------------------------------------------
In millions, except per share amounts
and stock prices                             1st Quarter      2nd Quarter     3rd Quarter   4th Quarter             Year
------------------------------------------------------------------------------------------------------------------------------------
2001
Net Sales                                         $6,894           $6,686          $6,529        $6,254          $26,363
Gross Margin(a)                                    1,756            1,772           1,740         1,686            6,954
Earnings (Loss) Before Income Taxes,
   Minority Interest, Extraordinary Items
   and Cumulative Effect
   of Accounting Change                               87(b)          (432)(d)        (287)(e)      (633)(f)       (1,265)(b,d-f)
Net Earnings (Loss)                                  (44)(b,c)       (313)(d)        (275)(e)      (572)(f)       (1,204)(b-f)
Per Share of Common Stock
   Earnings (Loss)                                $(0.09)          $(0.65)         $(0.57)       $(1.19)         $ (2.50)
   Earnings (Loss) - Assuming Dilution             (0.09)           (0.65)          (0.57)        (1.19)           (2.50)
   Dividends                                        0.25             0.25            0.25          0.25             1.00
Common Stock Prices
   High                                           $43.25           $41.00          $42.50        $41.80          $ 43.25
   Low                                             32.90            33.31           30.70         33.61            30.70

2000
Net Sales                                         $6,371           $6,780          $7,801        $7,228          $28,180
Gross Margin(a)                                    1,850            2,044           2,253         1,951            8,098
Earnings (Loss) Before Income Taxes, Minority
   Interest and Extraordinary Items                  435(g)           480(i)          311(j)       (503)(m)          723(g,i,j,m)
Net Earnings (Loss)                                  378(g,h)         270(i)         (135)(j,k)    (371)(m,n)        142(g-k,m,n)
Per Share of Common Stock
   Earnings (Loss)                                $ 0.91           $ 0.64          $(0.38)(l)    $(0.85)(o)       $ 0.32
   Earnings (Loss) - Assuming Dilution              0.91             0.64           (0.38)(l)     (0.85)(o)         0.32
   Dividends                                        0.25             0.25            0.25          0.25             1.00
Common Stock Prices
   High                                           $60.00           $45.94          $36.81        $43.00          $ 60.00
   Low                                             32.88            29.56           27.00         26.31            26.31

Interim Financial Results (Unaudited)

FOOTNOTES TO INTERIM FINANCIAL RESULTS
================================================================================

(a)  Gross margin represents net sales less cost of products sold.

(b) Includes $10 million of pre-tax charges ($6 million after taxes) for Champion merger integration costs.

(c) Includes an extraordinary pre-tax charge of $73 million ($46 million after taxes) related to the impairment of Masonite and the divestiture of the Petroleum and Minerals assets.

(d) Includes $32 million of pre-tax charges ($22 million after taxes) for Champion merger integration costs. Also includes a charge of $465 million before taxes and minority interest ($300 million after taxes and minority interest) for facility shutdowns, administrative realignment and related severance reserves, and a pre-tax charge of $85 million ($55 million after taxes) for impairment losses on assets of businesses held for sale.

(e) Includes a net gain of $47 million before taxes (net loss of $2 million after taxes) related to disposition and impairment losses on assets of businesses held for sale and charges in the amount of $481 million before taxes ($341 million after taxes) in connection with facility and business rationalizations and an increase in litigation related reserves.

(f) Includes a pre-tax charge of $171 million ($111 million after taxes) for asset shutdowns of excess internal capacity and cost reduction actions, a pre-tax charge of $591 million ($530 million after taxes) related to dispositions and asset impairments of businesses held for sale, and a $17 million pre-tax credit ($11 million after taxes) for the reversal of reserves no longer required.

(g) Includes an $8 million pre-tax charge ($5 million after taxes) for Union Camp merger integration costs.

(h) Includes an extraordinary gain of $385 million before taxes and minority interest ($134 million after taxes and minority interest) on the sale of International Paper's investment in Scitex and Carter Holt Harvey's sale of its share of COPEC.

(i) Includes a $4 million pre-tax charge ($3 million after taxes) for merger-related costs and a $71 million pre-tax charge ($42 million after taxes and minority interest) for asset shutdowns of excess internal capacity and cost reduction actions.

(j) Includes a $15 million pre-tax charge ($9 million after taxes) for merger-related expenses, a $6 million pre-tax credit ($4 million after taxes) for the reversal of merger-related termination benefits reserves no longer required, and a $125 million pre-tax charge ($80 million after taxes) for additional Masonite legal reserves.

(k) Includes an extraordinary loss of $460 million before taxes ($310 million after taxes) related to the impairment of Zanders and Masonite.

(l) In order for the 2000 third-quarter earnings per share to add up to the year-to-date earnings per share, a loss of $.38 per share is required. On the basis of the weighted-average number of shares outstanding for the third quarter, the loss per share was $.28. The difference between the two calculations relates to the 68.7 million shares that were issued in connection with the Champion acquisition.

(m) Includes a $27 million pre-tax charge ($16 million after taxes) for Union Camp and Champion merger-related items, a charge of $753 million before taxes and minority interest ($467 million after taxes and minority interest) for shutdown and restructuring reserves, and a $28 million pre-tax credit ($17 million after taxes) for the reversal of reserves no longer required.

(n) Includes an extraordinary pre-tax gain of $368 million ($183 million after taxes) related to the sale of Bush Boake Allen. Also included is an extraordinary loss of $5 million before taxes and minority interest ($2 million after taxes and minority interest) related to Carter Holt Harvey's sale of its Plastics division, and an extraordinary pre-tax charge of $373 million ($231 million after taxes) related to impairments of the Argentine investments, the Chemical Cellulose Pulp and the Fine Papers businesses.

(o) In order for the year-to-date earnings per share to equal the sum of the quarters, a loss of $.85 is required in the fourth quarter. On the basis of the weighted-average shares outstanding for the fourth quarter, the loss per share was $.77. The difference between the two calculations relates to the 68.7 million shares that were issued in connection with the Champion acquisition.

Shareholder Information

Corporate Headquarters

International Paper Company
400 Atlantic Street
Stamford, CT 06921
1-203-541-8000

Annual Meeting

The next annual meeting of shareholders will be held at 8:30 a.m., Tuesday, May 7, 2002 at the Manhattanville College, Purchase, New York.

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

Independent Public Accountants

Arthur Andersen LLP
1345 Avenue of the Americas
New York, NY 10105

Reports and Publications

Additional copies of this annual report, SEC filings and other publications are available by calling 1-800-332-8146 or writing to the investor relations department at corporate headquarters. Copies of our most recent environment, health and safety report are available by calling 901-763-7311.
Additional information is also available on our Web site, http://www.internationalpaper.com

Investor Relations

Investors desiring further information about International Paper should contact the investor relations department at corporate headquarters, 203-541-8625.

Credits

Papers used in this annual report:
Cover: Beckett Expression,
        100 lb. Cover, Snow.
Pages 1 - 16: Beckett Expression,
        70 lb. Text, Snow.
Pages 17 - 80: Via, Neutrals, Natural,
        Vellum finish, 60 lb., Text.
Design: Joseph Rattan Design, Dallas, Texas
Photography: Jack Kenner, Memphis, Tenn.
Illustration: Craig Fazier, Mill Valley, Calif.
Printing: Sandy Alexander, Clifton, N.J.

Products and brand designations appearing in italics are trademarks of International Paper or a related company.

(C)2002 International Paper Company. All rights reserved.

Senior Leadership

John T. Dillon
Chairman and
Chief Executive Officer

Robert M. Amen
Executive Vice President

John V. Faraci
Executive Vice President
& Chief Financial Officer

James P. Melican
Executive Vice President

David W. Oskin
Executive Vice President

Marianne M. Parrs
Executive Vice President

-----------------------------------

Michael J. Balduino
Senior Vice President
Sales and Marketing

Jerome N. Carter
Senior Vice President
Human Resources

Thomas E. Costello
Senior Vice President
Distribution

Thomas E. Gestrich
Senior Vice President
Consumer Packaging

Charles H. Greiner
Senior Vice President
Printing & Communications Papers

Paul Herbert
President
IP Europe

Newland A. Lesko
Senior Vice President
Industrial Packaging

William B. Lytton
Senior Vice President &
General Counsel

George A. O'Brien
Senior Vice President
Forest Resources & Wood Products

Richard B. Phillips
Senior Vice President
Technology

LH Puckett
Senior Vice President
Coated and SC Papers

J. Chris Scalet
Senior Vice President and
Chief Information Officer

W. Dennis Thomas
Senior Vice President
Public Affairs and
Communications

-----------------------------------

David A. Bailey
Vice President
European Papers

John N. Balboni
Vice President
e-Business

H. Wayne Brafford
Vice President
Converting, Specialty & Pulp

Dennis J. Colley
Vice President
Industrial Packaging

William P. Crawford
Vice President
Logistics

Hans-Peter Daroczi
Vice President
International Container

Arthur Douville
Vice President
xpedx

C. Cato Ealy
Vice President
Corporate Development

Odair Garcia
President & Executive Director
IP Brazil

Jeffrey A. Hearn
President & Chief Executive Officer
Weldwood of Canada Limited

Evans A. Heath
Vice President
Global Supply Chain

Barry Hentz
Vice President and General
Manager
Foodservice Business

William P. Hoel
Vice President
Panels & Engineered Wood

Newell E. Holt
Vice President
Bleached Board

Robert M. Hunkeler
Vice President
Investments

Ernest S. James
Vice President
Corporate Sales

Thomas C. Jorling
Vice President
Environmental Affairs

Thomas Kadien
Vice President
Commercial Printing & Imaging
Papers

Paul Karre
Vice President
Human Resources

Timothy P. Keneally
Vice President
Industrial Packaging

Walter Klein
Vice President
Corporate Planning

Austin Lance
Vice President
Coated and SC Papers Operations

Peter F. Lee
Vice President
Research & Development

Andrew R. Lessin
Vice President
& Chief Accounting Officer

Arthur W. McGowen
Vice President
Lumber Products

Gerald C. Marterer
Vice President
Industrial Papers

Matthew Mitchell
Corporate Auditor

Jean-Phillippe Montel
Chairman
IP S.A., France

John L. Moorhead
Vice President
Home & Office Papers

J. Scott Murchison
Vice President
Beverage Packaging

Maximo Pacheco
President
International Paper Latin America

Deborah Parr
Vice President
People Development

Carol L. Roberts
Vice President
Industrial Packaging

Ethel A. Scully
Vice President
Corporate Marketing

Marc Shore
President
Shorewood Packaging

Barbara L. Smithers
Vice President and
Corporate Secretary

Peter M. Springford
President
International Paper Asia

Larry J. Stowell
Vice President
Arizona Chemical

Robert A. Taylor
Vice President
Manufacturing Systems
Printing & Communications Papers

Tobin J. Treichel
Vice President
Finance

Carol S. Tutundgy
Vice President
Investor Relations

Lyn M. Withey
Vice President
Public Affairs

DIRECTORS

John T. Dillon
Chairman
and Chief Executive Officer
International Paper

Robert J. Eaton
Retired Chairman
of the Board of Management
DaimlerChrysler AG

Samir G. Gibara
Chairman
and Chief Executive Officer
The Goodyear Tire
& Rubber Company

James A. Henderson
Retired Chairman
and Chief Executive Officer
Cummins Engine Company

John R. Kennedy
Retired President
and Chief Executive Officer
Federal Paper Board Company

Robert D. Kennedy
Retired Chairman
and Chief Executive Officer
Union Carbide Corporation

W. Craig McClelland
Retired Chairman
and Chief Executive Officer
Union Camp Corporation

Donald F. McHenry
Distinguished
Professor of Diplomacy
Georgetown University

Patrick F. Noonan
Chairman
and Chief Executive Officer
The Conservation Fund

Jane C. Pfeiffer
Management Consultant

Jeremiah J. Sheehan
Retired Chairman
and Chief Executive Officer
Reynolds Metals Company

Charles R. Shoemate
Retired Chairman, President
and Chief Executive Officer
Bestfoods

BOARD COMMITTEES


Audit and Finance
Committee
Charles R. Shoemate, Chair
Robert J. Eaton
Samir G. Gibara
James A. Henderson
Robert D. Kennedy


Management Development
and Compensation
Committee
Robert J. Eaton, Chair
James A. Henderson
Robert D. Kennedy
Donald F. McHenry
Charles R. Shoemate


Governance Committee
Donald F. McHenry, Chair
Samir G. Gibara
John R. Kennedy
Patrick F. Noonan
Jane C. Pfeiffer
Jeremiah J. Sheehan


Public Policy
and Environment
Committee
Patrick F. Noonan, Chair
John R. Kennedy
W. Craig McClelland
Jane C. Pfeiffer
Jeremiah J. Sheehan


Executive Committee
John T. Dillon, Chair
Donald F. McHenry
Charles R. Shoemate

Offices

Corporate Headquarters
400 Atlantic Street, Stamford, CT 06921
1-203-541-8000


Operational Headquarters
6400 Poplar Avenue, Memphis, TN 38197
1-901-763-6000
1-901-419-9000

Belgian Coordination Center
International Paper
Chaussee de la Hulpe, 166, 1170 Brussels, Belgium
32-2-774-1211

International Paper Asia
1201-1203 Central Plaza
18 Harbour Road, Wanchai, Hong Kong
852-2824-3000

International Paper Latin America
Miraflores 222, Piso 13
Santiago, Chile
56-2638-3585

Forest Products
1201 West Lathrop Avenue, Savannah, GA 31415
1-912-238-6000

xpedx-Distribution
50 East River Center Boulevard, Suite 700,
Covington, KY 41011
1-859-655-2000

Ace Packaging
7986 N. Telegraph Road, Newport, MI 48166
1-734-586-9800

Shorewood Packaging
277 Park Avenue, 30th Fl, New York, NY 10172
1-212-508-5693

Weldwood of Canada Limited
1055 West Hastings Street, Vancouver, British Columbia
1-604-687-7366

Carter Holt Harvey
640 Great South Road, Manukau City,
Auckland, New Zealand
64-9-262-6000

www.internationalpaper.com
(for more information, see the investor relations page)

[LOGO] International Paper


                                                             400 Atlantic Street
                                                              Stamford, CT 06921
                                                                    203-541-8000
                                                      www.internationalpaper.com

                                                      Equal Opportunity Employer
                                                                       (M/F/D/V)